Form 20-F
period 2017-12-31
ObsEva SA
filed 2018-03-09
CIK 1685316

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Ernest Loumaye

Chief Executive Officer

ObsEva SA

Chemin des Aulx, 12

1228 Plan-les-Ouates

Geneva, Switzerland

Tel: + 1 22 552 38 40

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common shares, par value CHF 1/13 per share	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common shares, par value CHF 1/13 per share: 37,131,262 common shares outstanding as of December 31, 2017

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

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Emerging growth company	☒

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

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A. Selected Financial Data

We have derived the selected consolidated statements of comprehensive loss for the years ended December 31, 2017, 2016 and 2015 presented below and the selected consolidated balance sheet data as of December 31, 2017 and 2016 presented below from our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. The selected consolidated statement of comprehensive loss for the year ended December 31, 2014 and the selected consolidated balance sheet data as of December 31, 2015 and 2014 have been derived from our audited consolidated financial statements not included in this Annual Report on Form 20-F. This data should be read together with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” as well as our financial statements and notes thereto appearing elsewhere in this Annual Report on Form 20-F. Our historical results are not necessarily indicative of the results to be expected in the future.

We present the audited consolidated financial statements in U.S. dollars and in accordance with IFRS.

	Year ended December 31,
	2017	2016	2015	2014
	(in thousands, except share and per share data)
Consolidated Statements of Comprehensive Loss:
Operating income other than revenue	$16	$22	$17	$45
Operating expenses:
Research and development expenses	(54,912)	(23,711)	(16,892)	(11,402)
General and administrative expenses	(12,568)	(6,452)	(2,954)	(1,560)
Total operating expenses	(67,480)	(30,163)	(19,846)	(12,962)
Operating loss	(67,464)	(30,141)	(19,829)	(12,917)
Finance income	590	36	—	109
Finance expense	(1)	(97)	(38)	—
Net loss before tax	(66,875)	(30,202)	(19,867)	(12,808)
Income tax expense	(51)	—	—	—
Net loss	$(66,926)	$(30,202)	$(19,867)	$(12,808)
Net loss per share, basic and diluted(1)	$(2.25)	$(1.40)	$(1.87)	$(1.41)

(1)

See Note 17 to our audited consolidated financial statements and appearing elsewhere in this Annual Report on Form 20-F for a description of the method used to compute basic and diluted net loss per share attributable to common shareholders.

	As of December 31,
	2017	2016	2015	2014
Consolidated Balance Sheet Data:
Cash and cash equivalents	$110,841	$25,508	$54,275	$4,008
Working capital(1)	103,684	22,054	50,266	2,566
Total assets	135,235	45,525	71,590	9,279
Total liabilities	12,584	9,484	6,915	3,292
Share capital	2,864	1,740	1,694	764
Accumulated losses	(106,667)	(39,599)	(39,437)	(18,214)
Total shareholders’ equity	122,651	36,041	64,675	5,987

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

Since our inception, we have incurred significant operating losses. Our net loss was $66.9 million, $30.2 million and $19.9 million for the years ended December 31, 2017, 2016 and 2015, respectively. As of December 31, 2017, we had accumulated losses of $137.3 million, out of which $30.6 million were offset with share premium. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We have devoted substantially all of our efforts to in-licensing and developing our product candidates, OBE2109, nolasiban and OBE022, as well as capital raising, and building our management team. It could be several years, if ever, before we have a commercialized product. The net losses we incur may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially if and as we:

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

We commenced operations in 2012, and our operations to date have been largely focused on in-licensing and developing our product candidates, including conducting preclinical studies and clinical trials, raising capital, and building our management team and infrastructure. We have not yet demonstrated an ability to successfully complete clinical development of a product candidate, obtain regulatory approvals, manufacture products on a commercial scale, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful commercialization. Additionally, the markets for our product candidates are competitive, complex and have characteristics that differ by geography. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing products.

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

As of December 31, 2017, our cash and cash equivalents was $110.8 million. We raised $88.5 million in net proceeds from our initial public offering in January 2017 and $56.3 million in net proceeds from our private placement in October 2017. We expect our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements into the second half of 2019. This estimate is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we expect. Changes may occur beyond our control that would cause us to consume our available capital before that time, including changes in and progress of our development activities and changes in regulation. Our future capital requirements will depend on many factors, including:

•	the scope, progress, results and costs of our ongoing, planned and any future required preclinical studies and clinical trials for OBE2109, nolasiban and OBE022;
•	the timing and amount of milestone payments we are required to make under our license agreements;
•	the extent to which we in-license or acquire other product candidates and technologies;
•	the number and development requirements of other product candidates that we may pursue;
•	the costs, timing and outcome of regulatory review of our product candidates;
•	the costs associated with building out our U.S. operations;
•	the costs and timing of future commercialization activities, including drug manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;
•	the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval;
•	our ability to establish strategic collaborations; and
•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims.

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

In addition, we cannot guarantee that future financing will be available on a timely basis, in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our shareholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our common shares to decline. Further, as a Swiss corporation we have less flexibility to raise capital, particularly in a quick and efficient manner. As a result, we may not be able to access the capital markets as frequently as comparable U.S. companies. See the Risk Factor entitled “Our status as a Swiss corporation means that our shareholders enjoy certain rights that may limit our flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs” for additional information related to our ability to timely raise capital. If we are unable to obtain funding on a timely basis on acceptable terms, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any product candidates, if approved, or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired.

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

Our reporting and functional currency is in U.S. dollars.  A change in the concentration of our business activities could result in an increased effect of exchange rates on our financial position and results of operations. Although we do currently hedge against certain currency risks, see “Item 11— Quantitative and Qualitative Disclosures about Market Risks” for more information regarding our exposure to currency fluctuations. There is no assurance that we will, in the future, be successful in fully or even adequately hedging our currency risk.

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

We do not have any products that have received regulatory approval and may never be able to develop marketable product candidates. We expect that a substantial portion of our efforts and expenses over the next few years will be devoted to OBE2109, nolasiban and OBE022, and as a result, our business currently depends heavily on the successful development, regulatory approval and commercialization of these product candidates. We cannot be certain that our product candidates will receive regulatory approval or will be successfully commercialized even if they receive regulatory approval. The research, testing, manufacturing, safety, efficacy, labeling, approval, sale, marketing and distribution of our product candidates are, and will remain, subject to comprehensive regulation by the FDA, EMA and comparable foreign regulatory agencies. Failure to obtain regulatory approval for our product candidates in the United States, the European Union or other jurisdictions will prevent us from commercializing and marketing our product candidates. The success of our product candidates will depend on several additional factors, including:

•	completing clinical trials that demonstrate their efficacy and safety;
•	need for additional clinical trials necessitated by future interactions with regulatory authorities;
•	receiving marketing approvals from applicable regulatory authorities;
•	completing any post-marketing studies required by applicable regulatory authorities;
•	establishing commercial manufacturing capabilities;
•	launching commercial sales, marketing and distribution operations;
•	the prevalence and severity of adverse events experienced with our product candidates;
•	acceptance of our product candidates by patients, the medical community and third-party payors;
•	a continued acceptable safety profile following approval;
•	obtaining and maintaining healthcare coverage and adequate reimbursement for our product candidates;
•	competing effectively with other therapies, including with respect to the sales and marketing of our product candidates, if approved; and
•	qualifying for, maintaining, enforcing and defending our intellectual property rights and claims.

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

In addition, the results of preclinical studies and earlier clinical trials may not be predictive of the results of later-stage clinical trials. For example, in our Phase 2 clinical trial of nolasiban in women undergoing in vitro fertilization, or IVF, nolasiban did not achieve the primary endpoint of a statistically significant increase in pregnancy rate after six weeks and, as a result, we are required to conduct additional clinical trials and analyses which may ultimately delay the development of nolasiban.  However, our Phase 3 clinical trial reported top line positive results. The results generated to date in preclinical studies or clinical trials for our product candidates do not ensure that later preclinical studies or clinical trials will demonstrate similar results. Further, we have limited clinical data for each of our product candidates and have not completed Phase 3 clinical trials for any of our product candidates. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical and earlier stage clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in later-stage clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials, and we cannot be certain that we will not face similar setbacks. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products.

In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in clinical trial procedures set forth in protocols, differences in the size and type of the patient populations, adherence to the dosing regimen and other clinical trial protocols, and the rate of dropout among clinical trial participants. Specifically, we are conducting the IMPLANT2 clinical trial of nolasiban in IVF procedures based in part on findings from the previous IMPLANT clinical trial, including some different patients characteristics such as progesterone levels at the time of human chorionic gonadotrophin administration, as well as changes that reflect real world practice trends such as Embryo Transfer, or ET, either 3 or 5 days post ovum pickup. In addition, the three Phase 2 clinical trials of OBE2109 conducted by Kissei Pharmaceutical Co., Ltd., or Kissei, only enrolled women of Japanese descent.  Therefore the effects of OBE2109 on women from both Europe and the United States in our Phase 2b clinical trial of OBE2109 in endometriosis  and our two ongoing Phase 3 clinical trials of OBE2109, being conducted in Europe and in the United States, in women with heavy menstrual bleeding associated with uterine fibroids may not be consistent with the results of the Japanese Phase 2 clinical trials. Additionally, in the case of our late-stage clinical product candidates, results may differ in general on the basis of the larger number of clinical trial sites and additional countries and languages involved in Phase 3 clinical trials. Different countries have different standards of care and different levels of access to care for patients. These differences may, in part, drive the heterogeneity of the patient populations that enroll in our studies.

In addition, because we in-licensed OBE2109 from Kissei and nolasiban and OBE022 from Ares Trading S.A., an affiliate of Merck Serono, or Merck Serono, we were not involved in and had no control over the preclinical and clinical development of these product candidates prior to entering into these in-license agreements. In addition, we are relying on Kissei and Merck Serono to have conducted such research and development in accordance with the applicable protocol, legal, regulatory and scientific standards, having accurately reported the results of all clinical trials conducted prior to our acquisition of OBE2109, nolasiban and OBE022, and having correctly collected and interpreted the data from these studies and trials. To the extent any of these has not occurred, expected development time and costs may be increased which could adversely affect the marketing approval for and any future revenue from these product candidates.

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

We have previously sought, and intend to seek in the future formal advice and guidance from the FDA prior to advancing our product candidates into further studies and pivotal clinical trials. If the feedback we receive is different from what we currently anticipate, this could delay the development and regulatory approval process for these product candidates. For example, we do not believe our subjective 11-point numeric pain rating scale we are using in our Phase 2b clinical trial of OBE2109 in women with pain associated with endometriosis will be sufficient, on its own, to support a suitable endpoint for future Phase 3 clinical trials. As a result, we are validating the pain assessment tool to be used for our future Phase 3 program. We will have limited experience using this new pain assessment rating scale in a clinical setting, which, as a result, increases the risk that we may have unforeseen, or variability in, results from this clinical trial.

We generally plan to seek regulatory approval to commercialize our product candidates in the United States, the European Union and other key global markets. To obtain regulatory approval in other countries, we must comply with numerous and varying regulatory requirements of such other countries regarding safety, efficacy, chemistry, manufacturing and controls, clinical trials, commercial sales, pricing and distribution of our product candidates. Even if we are successful in obtaining approval in one jurisdiction, we cannot ensure that we will obtain approval in any other jurisdiction. Failure to obtain approval in one jurisdiction may negatively impact our ability to obtain approval elsewhere. Failure to obtain marketing authorization for our product candidates will result in the inability to market and sell such products. If we fail to obtain approval in any jurisdiction, the geographic market for our product candidates could be limited. Similarly, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates or may grant approvals for more limited patient populations than requested.

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

•	the size of the patient population required for analysis of the trial’s primary endpoints;
•	competition for patients for competitive product candidates undergoing clinical trials;
•	the efforts to facilitate timely enrollment in clinical trials;
•	the design of the trial;
•	the patient referral practices of physicians;
•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;
•	the ability to monitor patients adequately during and after treatment;
•	the risk that patients enrolled in clinical trials will drop out of the trials before completion;
•	the ability to obtain and maintain patient consents;
•	the proximity and availability of clinical trial sites for prospective patients; and
•	the efficiency with which our external vendor, or contract research organization (CRO), manages the logistics of patient recruitment, randomization, and follow-up within the clinical trial.

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

In particular, for the clinical trials for OBE022, we will need to enroll pregnant women, presenting pre-term labor. We believe that this patient population may be reluctant to enroll in clinical trials, given the sensitivity around pregnancy. In addition, to date, pregnant women have not been extensively evaluated in clinical trials. As a result, enrollment in our planned clinical trials for OBE022 is difficult to predict and may take longer or cost more than we anticipate.

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

With respect to OBE2109, there are no gonadotropin-releasing hormone, or GnRH, antagonists currently approved for the treatment of pain associated with endometriosis or heavy menstrual bleeding associated with uterine fibroids. However, we are aware that AbbVie Inc., Myovant Sciences, Inc. and Astellas Pharma Inc. are developing GnRH antagonist product candidates for treatment of symptoms associated with endometriosis or uterine fibroids. AbbVie submitted an NDA for elagolix for the treatment of endometriosis in 2017 and was granted a priority review by the FDA. AbbVie expects the Prescription Drug User Fee Act, or PDUFA, date for the FDA to complete its review will be in the second quarter of 2018. We also anticipate competing with GnRH agonists, including Lupron (leuprolide acetate), marketed by AbbVie Inc. and Takeda Pharmaceuticals, Visanne (dienogest), which is approved for the treatment of endometriosis outside the United States and marketed by Bayer, ulipristal acetate, which is approved for the treatment of moderate-to-severe symptoms of uterine fibroids outside the United States and marketed by Gedeon Richter in Europe and other regions, and by Allergan in Canada. Allergan has submitted an NDA for ulipristal acetate with the FDA in 2017, and expected a PDUFA date in the first half of 2018, but subsequently announced that the PDUFA action date was extended to August 2018. In addition, oral contraceptives and nonsteroidal anti-inflammatory drugs, or NSAIDs, are routinely used as a first-line therapy for the treatment of symptoms associated with endometriosis and uterine fibroids and have a meaningful success rate at mitigating the symptoms associated with these conditions.

With respect to nolasiban, there are no other oxytocin receptor antagonists approved either for oral administration or for use in connection with IVF. However, it is our understanding  that Ferring Pharmaceuticals Inc. has barusiban in its development pipeline, an oxytocin receptor antagonist, to be administered subcutaneously, that may be developed for use in connection with IVF. Ferring Pharmaceuticals’ atosiban, an oxytocin receptor antagonist, to be administered by continuous infusion, has been used in investigator initiated trials in connection with IVF outside the United States.

With respect to OBE022, we anticipate competing with atosiban, which has been approved to delay preterm birth outside of the United States, as well as currently available prostaglandin inhibitors, such as NSAIDs. It is our understanding that GlaxoSmithKline may either terminate, partner or divest retosiban, an oxytocin receptor antagonist, designed to delay preterm birth.

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

The availability and adequacy of coverage and reimbursement by governmental healthcare programs such as Medicare and Medicaid, private health insurers and other third-party payors are essential for most patients to be able to afford products such as our product candidates, if approved. Our ability to achieve acceptable levels of coverage and reimbursement for products by governmental authorities, private health insurers and other organizations will have an effect on our ability to successfully commercialize, and attract additional collaboration partners to invest in the development of our product candidates. Coverage under certain government programs, such as Medicare, Medicaid and Tricare, may not be available for certain of our product candidates. Assuming we obtain coverage for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. We cannot be sure that coverage and reimbursement in the United States, the European Union or elsewhere will be available for any product that we may develop, and any reimbursement that may not be adequate to make our products affordable for patients or profitable for us and may become available may be decreased or eliminated in the future.

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

We acquired exclusive rights to OBE2109 pursuant to our license and supply agreement with Kissei in November 2015. Under the terms of Kissei license and supply agreement, we are obligated to share certain development costs with Kissei in addition to our own direct development costs. Additionally, we may make significant payments in connection with certain milestones and the sale of resulting products. If these obligations become due under the terms of the Kissei license and supply agreement within the next eighteen months, our development efforts may be delayed and/or we may have to seek additional funding earlier than currently planned.

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

We rely on our third-party manufacturers to source the supply of the materials for our product candidates and, in the case of OBE2109, Kissei is the exclusive supplier of API. The inability to obtain supply of the materials for our product candidates or the failure of, or loss of, our exclusive supplier to supply us with the API for OBE2109 would materially and adversely affect our business.

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

To meet our projected needs for clinical supplies and support our activities through regulatory approval and commercial manufacturing, the CMOs with whom we currently work will need to increase scale of production, or we will need to secure alternate suppliers. With respect to OBE2109, we have entered into an exclusive agreement for the supply of the API for OBE2109 with Kissei. A CMO that Kissei is using to supply the API for OBE2109 received a warning letter from the FDA in November 2016 citing deviations from cGMP requirements with respect to its drug manufacturing facility. Kissei is now obtaining OBE2109 cGMP supply from two additional suppliers, both of which are different from the supplier who received the warning letter from the FDA in November 2016. For nolasiban and OBE022, we obtain supply on a purchase order basis from a different single source. However, we believe that there are multiple potential sources for our contract manufacturing for nolasiban and OBE022. We have started engaging alternative suppliers for the cGMP manufacturing of nolasiban. We have not started engaging alternate suppliers for the manufacturing of OBE022. Additionally, any damage to or destruction of our or our third-party manufacturers’ or suppliers’ facilities or equipment may significantly impair our ability to manufacture our product candidates on a timely basis.

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

•

a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (and 70% starting January 1, 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

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

There have been judicial and Congressional challenges to certain aspects of the ACA, as well as recent efforts by the Trump administration to repeal or replace certain aspects of the ACA. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Cuts and Jobs Act of 2017 includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. Additionally, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. Further, the Bipartisan Budget Act of 2018, or the BBA, among other things, amends the ACA, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”. Congress could consider other legislation to repeal or replace certain elements of the ACA. We continue to evaluate the effect that the ACA and its possible repeal and replacement has on our business. At this time, the full effect that the ACA would have on our business remains unclear.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, including amendments by the BBA, will remain in effect through 2027 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other health care funding, which could have an adverse effect on our customers and accordingly, our financial operations.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models. The U.S. Department of Health and Human Services, or HHS, set a goal of moving 50% of Medicare payments to alternative payment models tied to the quality or value of services by the end of 2018.

In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, including several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare and reform government program reimbursement methodologies for products. At the federal level, the Trump administration’s budget proposal for fiscal year 2019 contains further drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. While any proposed measures will require authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

At the state level, individual states in the United States are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our products or put pressure on our product pricing, which could negatively affect our business, results of operations, financial condition and prospects.

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

•

the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services; similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the criminal health care fraud statute implemented under HIPAA or specific intent to violate it in order to have committed a violation;

•

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and its implementing regulations, which imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without appropriate authorization by covered entities subject to HIPAA, i.e. health plans, healthcare clearinghouses and certain healthcare providers, as well as their business associates that perform certain services for or on their behalf involving the use or disclosure of individually identifiable health information;

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

•

analogous state laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including, but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities; local laws that require the registration of sales representatives in the jurisdiction; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and

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

We are highly dependent on the management, development, clinical, financial and business development experience of Ernest Loumaye, our Chief Executive Officer, Tim Adams, our Chief Financial Officer, Jean-Pierre Gotteland, our Chief Scientific Officer, Elke Bestel, our Chief Medical Officer and Head of Pharmacovigilance, Ben T.G. Tan, our Vice President of Commercial and Business Development, and Fabien Lefebvre de Ladonchamps, our Vice President of Finance. Each of these officers may currently terminate their employment with us at any time. We do not maintain “key person” insurance for any of our executives or employees.

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

As of December 31, 2017, we had 39 employees. As our clinical development progresses, we expect to experience growth in the number of our employees and the scope of our operations, particularly in the areas of clinical operations, regulatory affairs and, if any of our product candidates receives marketing approval, sales, marketing and distribution. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

Our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

We are exposed to the risk that our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs and vendors may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or unauthorized activities that violates (1) the laws and regulations of the FDA, the EMA and other similar regulatory authorities, including those laws requiring the reporting of true, complete and accurate information to such authorities, (2) manufacturing standards, (3) federal and state data privacy, security, fraud and abuse and other healthcare laws and regulations in the United States and abroad and (4) laws that require the true, complete and accurate reporting of financial information or data. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct by these parties could also involve the improper use of individually identifiable information, including information obtained in the course of clinical trials, creating fraudulent data in our preclinical studies or clinical trials or illegal misappropriation of product candidates, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a code of business conduct and ethics, but it is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Additionally, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, including damages, fines, disgorgement, individual imprisonment, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, additional integrity oversight and reporting obligations, contractual damages, reputational harm and the curtailment or restructuring of our operations.

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

Based upon our common shares outstanding as of December 31, 2017, our executive officers, directors and shareholders who owned more than 5% of our outstanding common shares beneficially own, in the aggregate, approximately 71% of our outstanding common shares. These shareholders, acting together, will be able to significantly influence all matters requiring shareholder approval, including the election and removal of directors and approval of any merger, consolidation or sale of all or substantially all of our assets.

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

As of December 31, 2017, 37,131,262 common shares were issued and outstanding. If a substantial number of these shares were sold in the public market, or the market perceives that such sales may occur, the market price of our common shares could be adversely affected. We have entered into a registration rights agreement pursuant to which we have agreed under certain circumstances to file a registration statement to register the resale of the common shares held by certain of our existing shareholders, as well as to cooperate in certain public offerings of such common shares.

In addition, we have adopted an omnibus equity incentive plan, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. We have filed a registration statement with the SEC to register the common shares that may be issued under our equity incentive plan. The common shares subject to outstanding options under our equity incentive plan, common shares reserved for future issuance under our equity incentive plan and common shares subject to outstanding warrants will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. Sales of a large number of the shares issued under these plans in the public market could have an adverse effect on the market price of our securities.

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

Although we do not believe that we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in prior taxable years and we do not expect to be a PFIC for our taxable year ending December 31, 2018, and future taxable years, we could be or become a PFIC, which could result in adverse U.S. federal income tax consequences to U.S. holders.

Although we do not believe that we were a PFIC in prior taxable years and we do not expect to be a PFIC for our taxable year ending December 31, 2018, and future taxable years, we could be a PFIC in our current taxable year or become a PFIC in future taxable years. Under the Internal Revenue Code of 1986, as amended, we will be a PFIC for any taxable year in which (1) 75% or more of our gross income consists of passive income or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets and received directly its proportionate share of the income of such other corporation. Passive income generally includes dividends, interest, certain rents and royalties, and capital gains.

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

If a United States person is treated as owning at least 10% of our common shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. Holder (as defined in “Item 10 E.—Taxation”) is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our common shares, such U.S. Holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any).  If our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations (regardless of whether we are treated as a controlled foreign corporation).  A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions.  An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations from starting with respect to your U.S. federal income tax return for the year for which reporting was due. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations. Further, we cannot provide any assurances that we will furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax payment obligations.  U.S. Holders should consult their tax advisors regarding the potential application of these rules to their investment in our common shares.”

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

We are required to disclose changes made in our internal controls and procedures on a quarterly basis and our management is required to assess the effectiveness of these controls annually. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. We could be an “emerging growth company” for up to five years. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about us, our business or our market, our share price and trading volume could decline.

The trading market for our common shares is influenced by the research and reports that equity research analysts publish about us or our business, our market and our competitors. As a new public company, we have only limited research coverage by equity research analysts. Equity research analysts may elect not to initiate or continue to provide research coverage of our common shares, and such lack of research coverage may adversely affect the market price of our common shares. Even if we have equity research analyst coverage, we will not have any control over the analysts or the content and opinions included in their reports. The price of our shares could decline if one or more equity research analysts downgrade our shares or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our shares could decrease, which in turn could cause our share price or trading volume to decline.

Comprehensive tax reform legislation could adversely affect our business and financial condition.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017, or the Tax Act, was signed into law. The Tax Act, among other things, contains significant changes to corporate taxation, including (i) reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, (ii) limitation of the tax deduction for interest expense to 30% of adjusted earnings (except for certain small businesses), (iii) limitation of the deduction for net operating losses to 80% of current year taxable income in respect of net operating losses generated during or after 2018 and elimination of net operating loss carrybacks, (iv) one-time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, (v) immediate deductions for certain new investments instead of deductions for depreciation expense over time, and (vi) modifying or repealing many business deductions and credits. Any federal net operating loss incurred in 2018 and in future years may now be carried forward indefinitely pursuant to the Tax Act. It is uncertain if and to what extent various states will conform to the newly enacted federal tax law. We will continue to examine the impact the Tax Act may have on our business.

Item 4. Information on the Company.

A. History and Development of the Company

Our legal and commercial name is ObsEva SA. We are a Swiss stock corporation (société anonyme) organized under the laws of Switzerland. We were formed in 2012 with an indefinite duration. We are currently registered in Plan-les-Ouates, Geneva, Switzerland. Our principal executive offices are located at Chemin des Aulx, 12, 1228 Plan-les-Ouates, Geneva, Switzerland. Our telephone number is +41 22 552 38 40. Investors should contact us for any inquiries through the address and telephone number of our principal executive office, or via our U.S. office at 1 Financial Center in Boston, MA, telephone number +1 (857) 972-9366. We maintain a web site at www.obseva.com. The reference to our website is an inactive textual reference only and the information contained in, or that can be accessed through, our web site is not a part of this Annual Report on Form 20-F.

Our actual capital expenditures for the years ended December 31, 2017, 2016 and 2015 amounted to $5.3 million, $45 thousand, and $10.0 million, respectively. These capital expenditures primarily consisted of purchase of furniture and office equipment, and payments of $5.0 million and $10.0 million to Kissei in 2017 and 2015 upon start of our PRIMROSE clinical trials and execution of the OBE2109 licensing agreement, respectively. We expect our capital expenditures to increase in absolute terms in the near term in line with our previous expenditures, as we continue to advance our drug development programs and grow our operations. We anticipate our capital expenditures in 2018 to be financed from our existing cash and cash equivalents.

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

In previous Phase 1 and Phase 2 clinical trials, OBE2109 was observed to have a linear PK profile, a predictable dose-dependent suppression of estradiol and a dose range that was well-tolerated and provided symptom relief. Aimed at addressing the need of the largest possible population in each indication, our clinical trials for both of these indications are designed to assess and potentially support the registration of two regimens of administrations for OBE2109 i.e. (i) a moderate dose of OBE2109 without hormonal add-back therapy and (ii) a high dose of OBE2109 with hormonal add-back therapy. Add-back therapy consists of co-administering estrogen and progestin with the GnRH antagonist to compensate for the severe depletion of estrogen levels and thus prevent the side effects of estrogen over-suppression such as hot flushes and loss of bone mineral density. We are currently conducting a multiple-dose, placebo-controlled Phase 2b clinical trial of OBE2109 in patients with endometriosis, which has completed enrollment of approximately 330 patients, referred to as the EDELWEISS trial. We expect to report primary endpoint results from the first 12-week evaluation period of the EDELWEISS trial in mid-2018. For the uterine fibroids indication, we have completed a Phase 1 PK and PD clinical trial to assess two different doses of add-back therapy in patients receiving 100 mg and 200 mg doses of OBE2109 over six weeks. The results of this clinical trial, which were announced in June 2017, support the add-back therapy dose being utilized in the two randomized, placebo-controlled Phase 3 clinical trials that commenced in the first half of 2017. We refer to these Phase 3 clinical trials of OBE2109 in patients with heavy menstrual bleeding associated with uterine fibroids as the PRIMROSE clinical trials. The PRIMROSE clinical trials each have a target enrollment of approximately 500 patients. We expect to report primary endpoint results following 24 weeks of treatment from the PRIMROSE clinical trials in the second half of 2019. We believe OBE2109, if approved in either indication, has the potential to be a best-in-class oral GnRH receptor antagonist based on its favorable PK and PD profiles, and its expected balance between safety and efficacy. We expect OBE2109 to potentially reduce pain symptoms associated with endometriosis and heavy menstrual bleeding associated with uterine fibroids, while mitigating bone mineral density loss and other adverse effects associated with excessive estradiol suppression. Further, we believe that OBE2109 has the potential to offer flexible dosing alternatives to achieve either partial or full estrogen suppression in individual patients that can be administered either with or without hormonal add-back therapy. Finally, we believe OBE2109 has certain advantageous characteristics including the absence of food effect, high bioavailability, low volume of distribution, no induction of a liver enzyme known as cytochrome P450 3A4, or CYP3A4, and low PK and PD variability. We believe these characteristics could be key product differentiators compared to other GnRH receptor antagonists in clinical development.

•

Nolasiban to improve IVF outcome. We are developing nolasiban, an oral oxytocin receptor antagonist, to improve clinical pregnancy and live birth rates in women undergoing IVF. Infertility is a disease of the reproductive system that impairs the body’s ability to perform the basic function of reproduction. IVF helps women achieve pregnancy through the collection of mature eggs in the ovaries, followed by fertilization and early embryo development in the laboratory before transfer of the embryos into the womb. In Europe, approximately 620,000 IVF treatments were performed in 2012, and in the United States, approximately 230,000 IVF treatments were performed in 2015. We believe that nolasiban, if approved, could represent a compelling option for increasing IVF outcomes. In 2016, we completed our 247-patient, dose-finding, Phase 2 clinical trial of nolasiban in women undergoing IVF. Nolasiban did not reach the primary endpoint of a statistically significant, dose-proportional, increase in pregnancy rate at six weeks after embryo transfer. In our post-hoc analysis of the data, which excluded patients with progesterone levels in the top quartile of the patient pool, we identified a statistically significant dose-proportional increase in pregnancy rate at 10 weeks and live birth rate. We initiated a European Phase 3 clinical trial, which we refer as IMPLANT2, in women undergoing IVF in March 2017, announced patient enrollment completion in September 2017, and reported positive topline results in February 2018.

The IMPLANT2 clinical trial demonstrated that Nolasiban significantly increased ongoing pregnancy rate at 10 weeks. The primary endpoint of the clinical trial was met, with an absolute increase in ongoing pregnancy rate at 10 weeks of 7.1% (placebo 28.5% and nolasiban 35.6%, p = 0.031). This represents a relative increase of 25% in the ongoing pregnancy rate after administration of nolasiban compared to placebo. Nolasiban was very well tolerated with a safety profile not different from placebo.

•

OBE022 for the treatment of preterm labor (GA 24-34 weeks). We are developing OBE022, an oral and selective prostaglandin F2α, or PGF2α, receptor antagonist, as a once daily treatment for preterm labor from 24 to 34 weeks gestational age, or GA. PGF2α is a naturally occurring prostaglandin, or active lipid compound, that acts to induce labor. Preterm labor, defined as the body commencing the birthing process prior to 37 weeks, is characterized by uterine contractions, cervical dilation and rupture of the fetal membranes that surround and protect the fetus during pregnancy. Preterm labor can lead to preterm birth, which is currently the leading worldwide cause of death of newborn babies. According to the National Center for Health Statistics, approximately 9.6% of babies in the United States were born preterm in 2014. Over 1 million children under the age of five died in 2013 worldwide due to preterm birth complications, and many infants who survive preterm birth are at greater risk for cerebral palsy, delays in development, hearing and vision issues, and often face a lifetime of disability. The rates of preterm births are rising in almost all countries with reliable data for preterm birth, and are associated with an immense financial impact to the global healthcare system.

To date, only treatments with limited efficacy or restrictive safety issues are available to treat preterm labor. In the United States, no drugs are approved for acute treatment of preterm labor and recommended off-label tocolytic treatments (medications that inhibit labor) include beta-adrenergic receptor agonists, calcium channel blockers, or NSAIDs, which are used for short-term prolongation of pregnancy (up to 48 hours) to allow for the administration of antenatal steroids (e.g. betamethasone). Magnesium sulfate, used for fetal neuroprotection can also be used (up to 48 hours) to inhibit acute preterm labor. Approved tocolytic treatments in Europe include beta-adrenergic agonists, which carry severe maternal cardiovascular risks, and intravenous infusions of atosiban (an oxytocin receptor antagonist).

While prostaglandin inhibitors, such as NSAIDs, have been shown to be effective for inhibiting preterm labor, use of such drugs is limited, due to the threat of serious and sometimes life-threatening side effects in the fetus.

In nonclinical studies, ObsEva has observed that OBE022 markedly reduces spontaneous and induced uterine contractions in pregnant rats without causing the fetal side effects seen with NSAIDS such as indomethacin.

Through specific antagonism of the PGF2α receptor, OBE022 is designed to control preterm labor by reducing inflammation, decreasing uterine contractions and preventing cervical changes and fetal membrane ruptures. Based on its PK profile and efficacy observed in animal models, we believe OBE022 has the potential to become a first-in-class therapy to suppress preterm labor and delay or avoid preterm birth, without significant safety concerns for the fetus. In February 2017, we completed a Phase 1 clinical trial assessing the safety, tolerability and PK profile of OBE022 in healthy post-menopausal female volunteers after single doses of 10 mg to 1,300 mg and multiple doses between 100 mg per day and 1,000 mg per day over 7 consecutive days. In this trial, OBE022 was observed to have a favorable PK profile, no clinically significant food effect, a favorable safety profile and to be well-tolerated at doses up to 1,300 mg after single dose administration and up to 1,000 mg per day after multiple dose administration over 7 days, each of which are above the estimated clinical effective dose. In March 2017, we completed a set of drug-drug interaction, or DDI, Phase 1 clinical pharmacology studies investigating the safety, tolerability and PK profile of OBE022 when combined with magnesium sulfate, atosiban, nifedipine or betamethasone (medications typically used in patients with preterm labor) in pre-menopausal female volunteers. OBE022 in combination with those drugs was observed to have a favorable safety profile and to be well-tolerated up to 1,100 mg per day, which was the highest tested dose. In December, 2017, we announced the initiation of our Phase 2a proof-of-concept trial of OBE022, referred to as the PROLONG clinical trial. This clinical trial will enroll up to 120 pregnant women presenting with spontaneous preterm labor at gestational ages between 24 and 34 weeks. We plan to announce initial efficacy results for the first 60 subjects from PROLONG clinical trial in late 2018.

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

Collectively, our management team has led the clinical development or contributed to the worldwide registration of three market-leading fertility products at Serono, Gonal-F, Luveris and Ovidrel, as well as other products including Esmya, Puregon Pen, Implanon, NuvaRing and Evamist. In addition, members of our management team bring pharmaceutical development, regulatory approval, manufacturing, reimbursement and commercialization experience from other pharmaceutical and biotechnology companies, including Merck Serono, PregLem, Organon, Allergan, Pierre Fabre, Novartis Pharma AG, Roche, SmithKline Beecham, Shire, Galderma, Speedel, Evolva SA and Acrux.

We have demonstrated an ability to successfully execute on the first part of our strategy by leveraging our extensive network in the field of women’s reproductive health and pregnancy to in-license OBE2109 from Kissei and nolasiban and OBE022 from Merck Serono. Additionally, we have raised $238.1 million in equity financing from inception to December 31, 2017 from leading healthcare investors.

Our Strengths

We believe our clinical and product development experience in the field of women’s reproductive health and pregnancy provides us with the following strengths:

•	Strategic focus on diseases in women’s reproductive health and pregnancy that affect growing female populations with high unmet medical needs and significant commercial potential;
•

Three product candidates with clear mechanisms of action and early evidence of efficacy that have the potential to progress into and through late-stage clinical trials and potentially commercial stage;

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

•	Continue to advance each of our current product candidates in their respective indications.
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

•

Pursue additional indications for our current product candidates. We believe each of our current product candidates have application outside the indications we are currently developing and we plan to pursue additional indications for our existing product candidates in the near future.

•

Leverage our international product development experience and extensive network of clinical experts and pharmaceutical industry executives within women’s reproductive health and pregnancy to in-license or acquire novel product candidates. We are focused on identifying, and in-licensing or acquiring, additional clinical-stage product candidates that we believe have the potential to become best-in-class or first-in-class products for the treatment of serious conditions in women’s reproductive health and pregnancy, if approved. We intend to focus on product candidates that we believe will be efficient from a capital-management standpoint, and we are exploring additional needs in our therapeutic field, such as premenstrual syndrome, fibrocystic breast disease, post-menopausal hot flashes, preeclampsia, dysmenorrhea and menopause-related auto-immune diseases.

OBE2109: Investigational GnRH Receptor Antagonist for Symptoms Associated with Endometriosis and Uterine Fibroids

We are developing OBE2109 as an oral GnRH receptor antagonist for the treatment of pain associated with endometriosis and heavy menstrual bleeding associated with uterine fibroids. We believe OBE2109, if approved, has the potential to be a best-in-class oral GnRH receptor antagonist based on its favorable PK and PD profiles, and its potential to provide targeted estradiol suppression to reduce pain symptoms associated with endometriosis and heavy menstrual bleeding associated with uterine fibroids, while mitigating bone mineral density loss and other adverse effects that are typically associated with excessive estradiol suppression. We believe that OBE2109 has the potential to offer flexible dosing alternatives to address the symptoms of the broad patient population, supported by key differentiating product characteristics, including absence of food effect, high bioavailability, low volume of distribution, no CYP3A4 induction and low PK and PD variability. We believe these characteristics are key product differentiators compared to other GnRH receptor antagonists in development.

In 2015, we in-licensed OBE2109 from Kissei. Kissei completed three Phase 2a clinical trials in Japan of OBE2109 in patients with endometriosis, including one double blind placebo-controlled trial with a subgroup of patients diagnosed with both endometriosis and uterine fibroids.

Aimed at addressing the need of the largest possible population in each indication, our clinical trials for both of these indications are designed to assess and potentially support the registration of two regimens of administrations for OBE2109 i.e. (i) a moderate dose of OBE2109 without hormonal add-back therapy and (ii) a high dose of OBE2109 with hormonal add-back therapy. We are currently conducting the 330-patient multiple-dose, placebo-controlled Phase 2b EDELWEISS clinical trial of OBE2109 in endometriosis patients across 70 sites in the United States and 15 sites in Central and Eastern Europe. We expect to report primary endpoint results from the first 12-week evaluation period of this trial in mid-2018. We commenced our two Phase 3 PRIMROSE clinical trials in patients with heavy menstrual bleeding associated with uterine fibroids in the first half of 2017. The PRIMROSE clinical trials each have a target enrollment of approximately 500 patients and are being conducted in the United States and in Europe. We expect to report primary endpoint results following 24 weeks of treatment from these Phase 3 clinical trials in the second half of 2019.

Background of Endometriosis and Uterine Fibroids

Endometriosis is a painful disorder in which the endometrium grows outside of the uterus, typically on the lining of the pelvis, on the ovaries, in the rectovaginal septum, on the bladder, and on the bowels. Endometriosis causes monthly bleeding and chronic inflammatory reactions in the abdomen that may result in ovarian cyst formation, scar tissue and adhesions. The symptoms of endometriosis include significant pain during menstrual periods, chronic pelvic pain, pain during intercourse, excessive menstrual bleeding and infertility which in turn can impact general physical, mental and social well-being. Often the pain associated with endometriosis is cyclical in nature and reflects the response to reproductive hormones circulating throughout the body, particularly estrogen. Endometriosis is also one of the leading causes of infertility. In many instances, endometriosis is only diagnosed when women seek treatment for such infertility.

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

•

Variable and unpredictable reversibility of treatment. After stopping treatment with injectable GnRH agonists, a patient’s ovarian function can take weeks or months to return to normal. This is particularly relevant and problematic if a patient wishes to conceive after treatment or if treatment is interrupted for lack of tolerability.

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

We believe OBE2109 has the potential to overcome certain drawbacks and limitations of GnRH agonists. The potential advantages of OBE2109 compared to GnRH agonists include:

•

Fast onset of therapeutic effect. By blocking, as opposed to stimulating, the GnRH receptor, OBE2109 has the potential to suppress LH and FSH within hours, lowering estradiol levels and reducing pain within days while potentially avoiding the initial worsening of symptoms which is often associated with GnRH agonist treatments.

•

Ease of administration. OBE2109 has the potential to be administered orally once daily, and regardless of food intake timing. This potential dosing regime is a more convenient treatment option than GnRH agonist intramuscular or subcutaneous injections.

•

Optionality for endometriosis and uterine fibroids treatment: stand alone or in combination with add-back therapy. In contrast to GnRH agonists, for which hormonal add-back therapy may be recommended when treatment exceeds three months and is required when treatment exceeds six months, we believe that at the 50 to 200 mg doses being tested in our Phase 2b trial, OBE2109 has the potential to be utilized as a stand-alone treatment for a majority of patients with pain associated with endometriosis by maintaining estradiol levels between 20 and 60 pg/ml, without the need for add-back therapy to counteract the side effects associated with full suppression of estradiol. For the treatment of heavy menstrual bleeding associated with uterine fibroids, we believe that based on our proposed dosing (100-200 mg) some patients may not require add-back therapy, while others may require add-back therapy, depending on the treatment dosage. Others patients may require add-back therapy, depending on the treatment dosage required to control symptoms.

•

Quick reversibility of effect. As a result of OBE2109’s observed half-life of approximately 15 hours, we believe OBE2109 has the potential for ovarian function to resume within days following the end of treatment. In contrast, a patient’s ovarian function can take weeks or months to return to normal after stopping treatment with injectable GnRH agonists.

OBE2109’s Potential Clinical Profile

There are currently no GnRH receptor antagonists approved for the treatment of symptoms associated with endometriosis or uterine fibroids. We are aware that AbbVie Inc., Myovant Sciences, Inc. and Astellas Pharma Inc. are developing GnRH receptor antagonists for the treatment of symptoms associated with endometriosis or uterine fibroids.

We believe that OBE2109 has a favorable overall clinical profile as assessed by:

•

Optimal characteristics for consistent PK. OBE2109 has been observed to have a consistent PK profile and low variability, due to high bioavailability and low volume of distribution. In addition, OBE2109’s half-life allows for once daily dosing for across indications.  We believe these characteristics are important for optimizing patient compliance and drug exposure.

•

Flexible dosing alternatives. Based on OBE2109’s consistent PK and PD profile observed in preclinical studies and clinical trials, we are currently pursuing the development of multiple dosages, which will allow for partial or full suppression of estrogen. We believe that various levels of estrogen suppression may be required to successfully treat symptoms in different patients in different indications to account for patient characteristics, individual response or patient preference.

•

No systematic need for hormonal add-back therapy. For symptoms associated with both endometriosis and uterine fibroids, we are developing OBE2109 as a stand-alone treatment (without need for add-back therapy) and in association with add-back therapy to fulfill the needs of a broad patient population with endometriosis or uterine fibroids. Relatedly, we do not believe that all patients will have the desire or need for hormonal add-back therapy, some of whom may have a contraindication or tolerability issue, or simply prefer the management of endogenous estrogen levels in the clinical setting where bone mineral density loss is not reduced to the degree that would require such add-back therapy.

•

Compliance benefit. OBE2109 may have an advantage in patient compliance due to the lack of observed food effect and the ability to be taken once anytime throughout the day, without the risk of reduced and/or variable exposure to active drug.

OBE2109 Preclinical and Clinical Development for Pain Associated with Endometriosis

Prior to in-licensing OBE2109, Kissei completed a preclinical program, a Phase 1 clinical trial in healthy female volunteers of Japanese and European descent and three Phase 2a clinical trials in patients of Japanese descent with endometriosis, including one trial that included a subgroup of patients with both endometriosis and uterine fibroids. In these trials, OBE2109 was observed to have a linear PK profile, a predictable dose-dependent suppression of estradiol and a dose range that was well-tolerated and provided symptom relief. Following our in-license of OBE2109 from Kissei, we submitted an IND for OBE2109 in May 2016, which was accepted by the FDA. We are currently conducting the multiple-dose, placebo-controlled Phase 2b EDELWEISS clinical trial of OBE2109 in approximately 330 endometriosis patients in the United States and Europe. We expect to report initial data from this trial in mid-2018.

Preclinical Studies and Phase 1 Clinical Trial

In preclinical studies, OBE2109 was observed to be a highly potent and selective antagonist of the GnRH receptor. The preclinical toxicology and safety pharmacology studies did not raise tolerance or safety concerns or potential for DDIs. In the Phase 1 clinical trial, OBE2109 was observed to have a favorable safety profile and to be well-tolerated up to 400 mg once daily for seven days. Additionally, OBE2109 had a linear PK profile, a half-life of approximately 15 hours and no significant differences between women of Japanese and European descent. Moreover, OBE2109 was observed to have a low volume of distribution, meaning the drug remained in the blood and did not accumulate in fatty tissue, and a dose-proportional response shown in the Figure 1 below. Furthermore, in the Phase 1 clinical trial, there was no food effect observed. OBE2109 was observed to induce a dose-dependent decrease in LH and FSH over time, which we believe correlates with the ability of OBE2109 to control estradiol levels in a dose-dependent manner. Based on the low PK variability and lack of dose overlap observed in the Phase 1 clinical trial, we believe we will be able to more tightly control biological response with personalized doses of OBE2109. In addition, in 2016 we completed a Phase 1 trial to assess the impact of OBE2109 on the potential induction of CYP3A4, which is responsible for most of the metabolism of add-back therapy. In this trial, we observed no relevant CYP3A4 induction, which we believe suggests that OBE2109 will not interfere with add-back therapy.

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

Figure 5: Percent of Patients at Various Estradiol Levels in KLH1202 Trial at Week 12

Clinical Development Plan—Phase 2b EDELWEISS Clinical Trial in Pain Associated with Endometriosis

We are currently conducting the Phase 2b EDELWEISS clinical trial in patients with endometriosis. We completed enrollment of approximately 330 patients across 70 sites in the United States and 15 sites in Central and Eastern Europe. In this double-blind, placebo-controlled trial, we are evaluating four doses of OBE2109: 50 mg, 75 mg, 100 mg and 200 mg, each with no add-back therapy. Patients will report their pain on a daily basis with an electronic diary and we will analyze data at 12 weeks and 24 weeks after initial treatment. After the initial 12-week evaluation period, we plan on exploring a dose titration regimen in an additional trial arm, in which some patients initially dosed with 75 mg will receive an increased dose of 100 mg, a decreased dose of 50 mg or the same dose of 75 mg for the second 12-week evaluation period, depending on their respective estradiol levels at 4 and 8 weeks after initial treatment. In addition, after the first 12 weeks, patients receiving placebo will switch to a 100 mg daily dose.

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

We expect to report the primary efficacy results for the 12-week evaluation period in mid-2018, which will allow us to assess the efficacy of OBE2109 in patients with endometriosis. We expect to receive 24-week treatment data including bone mineral density safety assessments in the second half of 2018 with longer term follow-up extending into 2019. Assuming the results of the trial are favorable, we plan to request an end-of-Phase 2 meeting with the FDA in the fourth quarter of 2018 to determine the design of our Phase 3 program for pain associated with endometriosis.

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

Figure 8: Time to No Bleeding for Uterine Fibroids Patients in KLH1202 Trial

These patients experienced a dose-dependent reduction in uterine volume, while no meaningful reduction in uterine volume was observed in the placebo group, as shown in Figure 9 below. Reducing uterine volume is important for the treatment of uterine fibroid patients, as patients with lower uterine volume may be eligible for less invasive surgical procedures, such as a hysterectomy by vaginal route rather than abdominal route. In addition, uterine volume is correlated with several symptoms of uterine fibroids, such as urinary incontinence and frequency.

Figure 9: Change in Uterine Volume over Time

Completed Phase 1 Clinical Trials

In 2017, we conducted a Phase 1 PK and PD clinical trial to assess two different doses of add-back therapy in patients receiving 100 mg and 200 mg doses of OBE2109 over six weeks. The results of this clinical trial, which we announced in June 2017, supported our add-back therapy dose and OBE2109 doses being utilized in the PRIMROSE clinical trials. We believe that a 100 mg dose of OBE2109 may be able to control symptoms in a significant proportion of patients without requiring add-back therapy. In addition, in 2016 we completed a Phase 1 trial to assess the impact of OBE2109 on CYP3A4 induction, which is responsible for most metabolism of add-back back therapy. In this trial, we observed no relevant CYP3A4 induction, which we believe suggests that OBE2109 will not interfere with add-back therapy.

Clinical Development Plan—Heavy Menstrual Bleeding Associated with Uterine Fibroids

Based on feedback we received from the FDA in November 2016, we commenced the two PRIMROSE Phase 3 clinical trials in patients with heavy menstrual bleeding associated with uterine fibroids in the first half of 2017. The PRIMROSE clinical trials each have a target enrollment of approximately 500 patients. PRIMROSE 1 is being conducted in the United States and PRIMROSE 2 is being conducted in the United States and in Europe. We expect to report 6-month primary endpoint results from both PRIMROSE Phase 3 clinical trials in the second half of 2019. We also are further assessing the efficacy of a 200 mg dose of OBE2109 both with and without add-back therapy in the ongoing PRIMROSE clinical trials. We believe that the 200 mg dose will require add-back therapy to prevent excessive bone mineral density loss.

Figure 10 below depicts the trial design of the Phase 3 PRIMROSE clinical trials:

Figure 10: Design of Phase 3 PRIMROSE Clinical Trials

Throughout the PRIMROSE clinical trials, patients will collect and deliver their used sanitary protection to a central laboratory analysis using a validated alkaline hematin method. In addition, patients will report their bleeding status on a daily basis with an electronic diary.

The PRIMROSE clinical trials will have a 52-week evaluation period. The primary endpoint of these clinical trials will be the reduction from baseline at week 24 of menstrual blood loss, defined as menstrual blood loss of less than 80 mL and equal to or greater than a 50% reduction from baseline, assessed with the alkaline hematin method. A key secondary endpoint will be the bone mineral density after 24 weeks of treatment assessed with a dual-energy x-ray absorptiometry scan. After the 52-week evaluation period, all patients will be followed for an additional, 24-week period that will be treatment free. We expect to report primary endpoint 24-week data from the PRIMROSE Phase 3 clinical trials in the second half of 2019, and the 52-week data are expected in the first half of 2020. If the results from these trials are favorable, we intend to submit an NDA in the second half of 2020.

Safety Results of Phase 1, Phase 2a and Ongoing Phase 2b and Phase 3 Clinical Trials

As of February 28, 2018, more than 1,200 subjects have been exposed to OBE2109 in completed and ongoing clinical studies and OBE2109 has been generally well tolerated.

In the three completed Phase 1 clinical trials (n=177), adverse events were reported with similar frequency in all groups, including the placebo group. No serious adverse events were reported.

In the three completed Phase 2a clinical trials (n=128), almost all of the adverse events were mild. The most common adverse events were abnormal bleeding from the uterus, contracting a cold, headaches and hot flashes. Most hot flashes were mild, three were moderate in severity and none were severe. No serious adverse events were reported in the KLH1203 trial. A single serious adverse event was observed in each of the KLH1201 and KLH1202 trials and both were determined by the principal investigators to be unrelated to OBE2109.

Nolasiban in IVF

We are developing nolasiban as an oral oxytocin receptor antagonist, to improve clinical pregnancy and live birth rates in women undergoing embryo transfer after IVF, including intracytoplasmic sperm injection, or ICSI. We have observed nolasiban’s ability to improve uterine receptivity by decreasing uterine contractions, improving uterine blood flow and enhancing the receptivity of the endometrium to embryo implantation. We in-licensed nolasiban from Merck Serono, which previously completed preclinical studies and Phase 1 clinical trials in 103 healthy female volunteers that evaluated the safety and PK profile of nolasiban. We completed a 247-patient Phase 2 clinical trial of nolasiban in women undergoing IVF, which we refer to as the IMPLANT trial. In the IMPLANT trial, nolasiban did not reach the primary endpoint of demonstrating a statistically significant increase in pregnancy rate at six weeks after ET. In our post-hoc analysis, which excluded patients with progesterone levels in the top quartile of the patient pool, we identified a statistically significant dose-proportional increase in pregnancy rate at 10 weeks and live birth rate. We believe that high progesterone levels can lead to a premature closing of the embryo implantation window. Based on these results, we believe that nolasiban could represent a compelling option for increasing IVF outcomes. We initiated our IMPLANT2 European Phase 3 clinical trial in women undergoing IVF in March 2017, announced patient recruitment completion in September 2017, and reported data for the primary endpoint in February 2018. In the IMPLANT2 clinical trial, we observed that Nolasiban significantly increased ongoing pregnancy rate at 10 weeks. The primary endpoint of the clinical trial was met, with an absolute increase in ongoing pregnancy rate at 10 weeks of 7.1% (placebo 28.5% and nolasiban 35.6%, p = 0.031). This represents a relative increase of 25% in the ongoing pregnancy rate after administration of nolasiban compared to placebo. Nolasiban was generally well tolerated with a safety profile similar to placebo.

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

ART is used primarily for infertility treatments. According to the Centers for Disease Control and the European Society of Human Reproduction and Embryology, IVF represents the vast majority of ART treatments or procedures. IVF helps women achieve pregnancy by the collection of mature eggs in the ovaries, followed by fertilization and early embryo development in the laboratory before transfer of the embryos into the womb. According to the European Society of Human Reproduction and Embryology, every year about 1.6 million ART treatments are performed worldwide. In Europe, ART treatments doubled from 2000 to 2010, and approximately 620,000 IVF treatments were performed in 2012. In the United States, IVF treatments increased by 41.7% from 2010 to 2014.Approximately 230,000 IVF treatments were performed in the United States in 2015. In Japan, approximately 368,000 IVF treatments were performed in 2013.

The first step in IVF is stimulation of egg production. Approximately ten days later, the eggs are harvested from the ovaries, otherwise known as ovum pick-up, or OPU, and co-incubated with sperm cells, with this day being referred to as Day 0. The resulting embryos are either used for fresh transfer to the uterus over the next three to five days or frozen for future use. In Europe in 2012, we estimate that approximately 39% of all embryo transfers occur three days after Day 0 and an additional 36% occur five days after Day 0, with the remaining 25% frozen for future transfer. In the United States in 2015, we estimate that the respective percentages were 19% (Day 3, or D3), 38% (Day 5, or D5) and 43% (frozen-thawed embryo transfers). The figure below depicts the IVF procedure:

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

Potential Therapeutic Benefits of nolasiban

We are developing nolasiban, an oxytocin receptor antagonist, for use in connection with IVF. We believe nolasiban has the potential to offer the following therapeutic benefits:

•

Increased live birth rate. In the IMPLANT2 clinical trial, we observed that Nolasiban significantly increased ongoing pregnancy rate at 10 weeks: Pooled D3/D5 (primary): Placebo 28.5%, Nolasiban 35.6%, p=0.03 (7.1% absolute increase, 25% relative increase). The largest increase in ongoing pregnancy rate was seen with D5 ET, Placebo 34.7%, Nolasiban 45.9%, p=0.03 (11.2% absolute increase, 32% relative increase). Similar results were demonstrated on Clinical Pregnancy Rate at 6 weeks and Pregnancy Test at 2 weeks. We expect to report live birth rate and 28 day neonatal follow-up data in the fourth quarter of 2018, and 6 month infant follow-up in 2019.

•	Convenience of administration. Nolasiban is an oral oxytocin receptor antagonist, that is being studied as a one-time single dose pill which could be easily incorporated into IVF procedures.
•

Fast and sustained therapeutic effect. In clinical trials, nolasiban was observed to be rapidly absorbed in the body and, in the case of the 900 mg dose, to maintain effective concentrations in the body for three days after treatment, potentially allowing for a single administration at the time of embryo transfer.

•

Favorable safety profile. In Phase 1 and Phase 2 clinical trials, single doses of nolasiban were well tolerated by patients. In addition, extensive testing in animal models around the time of embryo implantation and during pregnancy has not revealed any concerns regarding embryo toxicity. Topline IMPLANT2 clinical trial results that were announced in February 2018 showed rates of treatment discontinuation and treatment emergent adverse events that were very low and comparable to placebo rates, and the few reported serious adverse event reports were numerically higher for placebo than for nolasiban, although none were reported to be related to treatment.

Nolasiban Preclinical and Clinical Development

Nolasiban was discovered and initially developed by Merck Serono. Following our in-license of nolasiban from Merck Serono in 2013, we submitted an IND for nolasiban, which became effective in January 2015. Under that IND, we completed a Phase 2 clinical trial of nolasiban in 2016. Though nolasiban did not reach the primary endpoint of a statistically significant increase in pregnancy rate six weeks after the ET based on our post-hoc analysis of the Phase 2 data, we identified a statistically and clinically significant dose-proportional increase in ongoing pregnancy rate at week 10 and live birth rate. The post hoc intended to correct for an unbalance in the number of patients with poor outcome related to excessive progesterone level on the day of ET. In March 2017, we initiated our IMPLANT2 European Phase 3 clinical trial in women undergoing IVF to further evaluate the efficacy and safety of a single oral dose of nolasiban, announced patient recruitment completion in September 2017, and reported positive top line results in February 2018. Based on these results, we intend to seek feedback from regulatory authorities in Europe and the United States on any necessary additional clinical requirements, and also solicit guidance on the regulatory registration path forward. Additionally we will reactivate our IND and request a mid-2018 meeting with the FDA before commencing any U.S. clinical trials.

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

Completed Phase 2 Clinical Trial

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

Figure 13

Ongoing Phase 3 Clinical Trial and Clinical Development Plan

We have advanced nolasiban into Phase 3 clinical development to evaluate its potential to improve clinical pregnancy and live birth rates for women undergoing IVF. We are conducting a Phase 3 clinical trial in Europe, which we refer to as IMPLANT2, where we believe more IVF treatments are conducted. The study included eligibility criteria to exclude patients with high progesterone level on day of hCG from entering the trial.

IMPLANT2 is a randomized, double blind, placebo controlled clinical trial that included 778 patients from 41 fertility clinics across nine European countries. Patients received either a single 900 mg dose of nolasiban or placebo (1:1) orally on the day of ET. Recruitment included patients undergoing single, fresh ET on day 3 (D3, n=388) or on day 5 (D5, n=390) after oocyte retrieval. The primary endpoint of the trial was ongoing pregnancy as determined by ultrasound at 10 weeks following ET. The pre-defined primary analysis was conducted on the pooled population of D3 and D5 ET. Secondary endpoints include clinical pregnancy rates at six weeks after the ET day, live birth rates, maternal, newborn baby and infant follow-up. The design of this IMPLANT2 European Phase 3 clinical trial is shown in Figure 14 below.

Figure 14

We initiated this IMPLANT2 European Phase 3 clinical trial in March 2017, announced patient recruitment completion in September 2017, and reported data for the primary endpoint in February 2018.

These top line results include efficacy and safety data up to week 10 of pregnancy following embryo transfer. Demographics and baseline characteristics were comparable between groups. The primary endpoint of the clinical trial was met, with an absolute increase in ongoing pregnancy rate at 10 weeks of 7.1% (placebo 28.5% and nolasiban 35.6%, p = 0.031). This represents a relative increase of 25% in the ongoing pregnancy rate after administration of nolasiban compared to placebo. In the ET D5 subgroup, the absolute increase was 11.2% in favor of nolasiban (placebo 34.7% and nolasiban 45.9%, p = 0.034). This represents a relative increase in ongoing pregnancy rate of 32% after administration of nolasiban compared to placebo. In the ET D3 subgroup, there was a statistically non-significant 3.1% absolute increase in favor of nolasiban (placebo 22.2% and nolasiban 25.3%, p > 0.05), or a 14.0% relative increase in ongoing pregnancy rate after administration of nolasiban compared to placebo. In addition, nolasiban was well tolerated, with low rates of treatment discontinuation that were comparable between treatment and placebo. The safety profile of nolasiban was also similar to placebo, with a total of 9 (2.3%) serious adverse events in the placebo group and 4 (1.0%) in the nolasiban group. None of these serious adverse events were reported to be related to treatment.

Based on the IMPLANT2 results, we plan on seeking feedback from regulatory authorities in Europe and in the United States on any additional future registration requirements. Additionally we will reactivate our IND and request a mid-2018 meeting with the FDA before commencing any U.S. clinical trials.

OBE022: Our PGF2α Receptor Antagonist for the Treatment of Preterm Labor (GA 24-34 weeks)

We are developing OBE022 as a potential first-in-class, once daily, oral and selective PGF2α, receptor antagonist for the treatment of preterm labor in weeks 24 to 34 of pregnancy. PGF2α is a naturally occurring prostaglandin that acts to induce labor in pregnant women. Through specific antagonism of the PGF2α receptor, OBE022 is designed to control preterm labor by reducing inflammation, decreasing uterine contractions and preventing cervical changes and membrane ruptures. Based on its PK profile and efficacy observed in animal models, we believe OBE022 has the potential to become a first-in-class therapy to suppress premature labor and delay or avoid preterm birth while also being safe for the fetus. In February 2017, we completed a Phase 1 clinical trial assessing the safety, tolerability and PK profile of OBE022 in healthy post-menopausal female volunteers after single doses of 10 mg to 1,300 mg and multiple doses between 100 mg per day and 1,000 mg per day over 7 consecutive days. OBE022 was observed to have a favorable pharmacokinetic profile, no clinically significant food effect, a favorable safety profile and to be well-tolerated at doses up to 1,300 mg after single dose administration and up to 1,000 mg per day after multiple dose administration over 7 days, each of which are above the estimated clinical effective dose. In March 2017, we completed a set of drug-drug interaction, or DDI, Phase 1 clinical pharmacology studies investigating the safety, tolerability and PK profile of OBE022 when combined with magnesium sulfate, atosiban, nifedipine or betamethasone (medications typically used in patients with preterm labor) in pre-menopausal female volunteers. OBE022 in combination with those drugs was observed to have a favorable safety profile and to be well-tolerated up to 1,100 mg per day, which was the highest tested dose. In December 2017, we announced the initiation of our Phase 2a proof-of-concept clinical trial of OBE022 known as PROLONG.  PROLONG will enroll approximately 120 pregnant women at 24-34 weeks gestation who are experiencing preterm labor symptoms.  Following the open-label Part A of the trial in 8 patients to assess PK/PD and initial safety, a placebo-controlled double blind, Part B will enroll up to an additional 120 patients, from which we expect initial efficacy results may be available in late 2018.

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

Role of Prostaglandins in Preterm Labor

Prostaglandins play a major role in the normal function of the female reproductive system. There are various prostaglandins at work in the human body with different functions, such as prostaglandin E2, or PGE2, and PGF2α . PGE2 and PGF2α have opposing effects on the female reproductive system. PGE2 causes the widening of blood vessels. PGE2 is produced by the fetus and is important in fetal physiology and development, and therefore, blocking its action has the potential to produce unwanted fetal effects. By contrast, PGF2α is a constrictor of the myometrium and uterine blood vessels. PGF2α is present in the uterus and plays a major role in the initiation and process of childbirth. PGF2α modulates various functions leading to the progression of labor and is involved in all aspects of childbirth including ripening of the cervix, membrane rupture and induction of uterine contraction. PGF2α promotes the establishment of a pro-inflammatory intra-uterine environment by stimulation of pro-inflammatory cytokine and chemokine production in the myometrium, leading to the initiation of labor.

Limitations of Current Treatment Options

Various classes of pharmaceutical agents that decrease uterine contractions, also known as tocolytics, are used to delay preterm labor. These different classes act on the uterine muscle through various mechanisms of action but have limited efficacy, restrictive safety issues and are all used off-label in the United States. These different classes include nifedipine, a calcium channel blocker, magnesium sulfate, indomethacin (a NSAID) and glyceryl trinitrate, each of which have been observed to have limited efficacy and/or safety issues. Beta-adrenergic agonists have been largely discontinued because of severe maternal cardiovascular side effects. Atosiban, an oxytocin receptor antagonist, is approved in Europe but not in the United States. It can delay preterm labor, but is administered through a bolus injection followed by an infusion and is not indicated for dosing beyond 48 hours.

Reviews of these different classes of tocolytic drugs concluded that prostaglandin synthesis inhibitors, such as NSAIDs, provided the best efficacy for delaying labor at 48 hours and seven days. According to a study published in Obstetrics & Gynecology in 2009, prostaglandin antagonists were most effective at delaying delivery at 48 hours and seven days among the class of drugs available in the United States. Delaying delivery as long as possible up to full term is ideal, but delaying delivery by at least 48 hours is significant because betamethasone (a glucocorticosteroid) can be administered to the mother to mature the baby’s lungs so the baby can potentially breathe on its own. The table below, which shows the results of that study, displays the percentage of patients that did not deliver a baby at various time points following treatment.

Figure 15: Weighted Percentages of Tocolytic Agents for Efficacy

Currently available prostaglandin inhibitors, such as the NSAID indomethacin, act by non-selective inhibition of prostaglandin-forming enzymes, thus blocking the generation and signaling of many prostaglandin sub-types, including both PGE2 and PGF2α. Because they potentially adversely affect fetal physiology, use of NSAIDs is restricted to 48 hours in women at gestational age below 32 weeks, due to these unwanted side effects. According to a publication in 2015 in the American Journal of Obstetrics and Gynecology, the most concerning side effects associated with the non-selective prostaglandin inhibitors include severe conditions in newborn babies, such as renal function impairment, constriction of the blood vessel connecting the pulmonary artery to the aorta, bleeding in the area surrounding the fluid-filled areas of the brain, necrotizing enterocolitis, which is a serious condition that occurs when the intestinal tissue blood flow is damaged and begins to die, and periventricular leukomalacia, which is a form of brain injury that can lead to serious disabilities.

As a result of the limited efficacy and unfavorable safety profile of many current therapies used off-label to treat preterm labor, we believe there remains a significant unmet need for a selective prostaglandin inhibitor focused on the inhibition of only PGF2α to delay preterm labor and provide a safe treatment option for both mother and child.

OBE022 Preclinical and Clinical Development

OBE022 was discovered and initially developed by Merck Serono as a selective inhibitor of PGF2α. We in-licensed OBE022 from Merck Serono in 2015. In preclinical studies, OBE022 was observed to reduce uterine contractions and to exert a synergistic effect in combination with nifedipine to delay delivery. We advanced OBE022 into Phase 2a proof-of-concept clinical trial in December 2017 to assess the safety and efficacy of OBE022 to delay birth in women 24 to 34 weeks pregnant who face preterm labor and potentially preterm delivery. In February 2017, we completed a Phase 1 clinical trial assessing the safety, tolerability and PK profile of OBE022 in healthy post-menopausal female volunteers after single doses of 10 mg to 1,300 mg and multiple doses between 100 mg per day and 1,000 mg per day over 7 consecutive days. OBE022 was observed to have a favorable PK profile, no clinically significant food effect, a favorable safety profile and to be well-tolerated at doses up to 1,300 mg after single dose administration and up to 1,000 mg per day after multiple dose administration over 7 days. In March 2017, we completed a set of DDI Phase 1 clinical pharmacology studies investigating the safety, tolerability and PK profile of OBE022 when combined with magnesium sulfate, atosiban, nifedipine or betamethasone (medications typically used in patients with preterm labor) in pre-menopausal female volunteers. OBE022 in combination with those drugs was observed to have a favorable safety profile and to be well-tolerated up to 1,100 mg per day, which was the highest tested dose.

Preclinical Development

In the preclinical pharmacology, PK and toxicology studies conducted by Merck Serono, OBE022 was observed to be a highly selective, competitive and reversible PGF2α receptor antagonist with over 100 times the affinity for it compared to other prostaglandin receptor subtypes. OBE022 has been observed to have tocolytic effects in vitro and in vivo by markedly reducing spontaneous uterine contractions in a preterm labor animal model. At the Society for Reproductive Investigations’ 64th Annual Scientific Meeting in March 2017, we presented results of a non-clinical study in which we observed that OBE022 exerted a synergistic effect in combination with nifedipine on the delay of delivery in an animal model for preterm labor. The study evaluated the effect of OBE022 and nifedipine, alone and in combination with each other, on an animal model of RU486-induced birth in pregnant mice. The induction of labor by the antiprogestin RU486 results from inhibition of progesterone activation leading to the up-regulation of labor-associated proteins as seen in the case of idiopathic preterm labor. Compared to the vehicle control, we observed nifedipine (5mg/kg, taken orally), as well as OBE022 (100mg/kg, taken orally), alone resulted in statistically significant delays in RU486-induced preterm labor. We also observed a synergistic effect of combination treatment with OBE022 and nifedipine on the delay of delivery when compared to vehicle, nifedipine or OBE022 alone (p<0.001, p<0.001 and p<0.01, respectively). Preclinical studies have also been conducted to support oral administration of OBE022 in humans. Overall, the toxicological profile of OBE022 observed in repeated-dose toxicity studies in rats and dogs as well as reprotoxicity in rabbits and rats appeared to be benign. We also conducted safety studies to evaluate OBE022 compared to NSAIDs in pregnant rats prior to delivery. In these studies, we observed that the NSAID indomethacin induced, as expected, constriction of the blood vessel connecting the pulmonary artery to the aorta and impaired the renal function in the newborn rats, while OBE022 did not. In addition, we have observed that OBE022 does not inhibit platelet aggregation whereas the NSAIDs were confirmed to significantly inhibit it, which is considered to be a potential risk factor for neonatal tissue hemorrhagia, e.g. periventricular brain hemorrhagia. Based on the results of these preclinical studies, we believe that OBE022 has the potential to be an effective, safer tocolytic agent for the treatment of preterm labor.

Phase 1 Clinical Trials

We completed a Phase 1 clinical trial assessing the safety, tolerability and PK profile of OBE022 when administered in approximately 70 healthy post-menopausal female volunteers as single and multiple ascending doses at one site in the United Kingdom. As PGF2α is also involved in uterine contractions and the related pain that can occur during normal menstruation in non-pregnant women, we are assessing the feasibility of measuring the ability of OBE022 to reduce the intra-uterine pressure and the pelvic pain scores in healthy female volunteers of child bearing age during menstruation. From the single doses administered of 10 mg to 1,300 mg and multiple doses between 100 mg per day and 1,000 mg per day administered over 7 consecutive days in the completed Phase 1 clinical trial, we observed that pro-drug OBE022 was readily absorbed and rapidly converted into its equally active stable metabolite OBE002. The plasma level of OBE002 increased with increasing doses of OBE022 reaching exposure levels that were anticipated to be clinically relevant within an hour following administration. There was no clinically significant food interaction with peak exposures reduced to 80% and AUC staying bioequivalent. The mean half-life of OBE002 ranged between 8 and 11 hours following administration of a single dose and between 22 to 29 hours after multiple doses (figure 16). Single and multiple administrations of OBE022 were well tolerated at all doses. There have been no serious adverse events and no clinically relevant changes in safety parameters.

Figure 16:

We also completed a set of DDI Phase 1 clinical pharmacology studies investigating the safety, tolerability and PK profile of OBE022 when combined with therapeutic doses of magnesium sulfate, atosiban, nifedipine or betamethasone (medications typically used in patients with preterm labor) in pre-menopausal female volunteers. We performed an open-label, randomized, three-period crossover trial assessing co-administration of single doses of OBE022 (1100 mg) and MgSO4 (15.5g) and also performed an open-label, single-sequence crossover trial assessing the interactions of OBE022 (1000 mg/d) at steady-state co-administered with single doses of atosiban (60.75 mg), nifedipine (20 mg) and betamethasone (12 mg). Both trials enrolled 12 healthy non-pregnant women of reproductive age at one clinical center in the United Kingdom. There were no clinically relevant pharmacokinetic interactions between OBE022 and MgSO4, betamethasone or atosiban; however, nifedipine exposure increased notably. Co-administration of OBE022 with MgSO4, betamethasone, atosiban and nifedipine was generally well tolerated.

Clinical Development Plan

Based on these Phase 1 clinical trial results, we initiated the PROLONG Phase 2a proof-of-concept clinical trial. The trial objectives are to assess the safety and efficacy of OBE022 when co-administered with atosiban, to delay birth after oral administration in pregnant women who face preterm labor and potentially preterm delivery. The targeted patient population will include women who are at least 24 weeks and less than 34 weeks pregnant, with intact membranes, presenting with spontaneous preterm labor for which they receive atosiban for 48 hours and no contraindications to a prolongation of pregnancy. Giving birth between 34 weeks and 37 weeks is generally not viewed as high risk to the baby and therefore using pharmaceutical agents to delay child birth is controversial during this period. Based on the results of this trial, and after receiving expert and regulatory feedback, we will decide whether to further develop OBE022 as a self-standing tocolytic or in combination with atosiban or another currently used tocolytic.

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

To meet our projected needs for clinical supplies to support our activities through regulatory approval and commercial manufacturing, the CMOs with whom we currently work will need to increase scale of production or we will need to secure alternate suppliers. Pursuant to the Kissei license and supply agreement, we have agreed to exclusively purchase the active pharmaceutical ingredient for OBE2109 from Kissei who is now obtaining OBE2109 cGMP supply from two suppliers, both of which are different from the supplier who received the warning letter from the FDA in November 2016. If we are unable to obtain sufficient quantities of our products candidates or receive raw materials in a timely manner, we could be required to delay our ongoing clinical trials and seek alternative manufacturers, which would be costly and time-consuming.

The CMOs with whom we currently work will also need to ensure and maintain quality (cGMP compliance, specifications, shelf-life, expiry, in-process-control) throughout the production process of our clinical and commercial supplies. If we are unable to ensure and maintain quality of our products candidates, we could be required to delay our ongoing clinical trials which would be costly and time-consuming.

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

With respect to OBE2109, there are no GnRH antagonists currently approved for the treatment of pain associated with endometriosis or heavy menstrual bleeding associated with uterine fibroids. However, we are aware that AbbVie Inc., Myovant Sciences, Inc. and Astellas Pharma Inc. are developing GnRH antagonist product candidates for treatment of symptoms associated with endometriosis or uterine fibroids. AbbVie submitted an NDA for elagolix for the treatment of endometriosis in 2017 and was granted a priority review by the FDA.  AbbVie expects the PDUFA date for the FDA to complete its review will be in the second quarter of 2018. We also anticipate competing with GnRH agonists, including Lupron (leuprolide acetate), marketed by AbbVie Inc. and Takeda Pharmaceuticals, Visanne, which is approved for the treatment of endometriosis outside the United States and marketed by Bayer, ulipristal acetate, which is approved for the treatment of moderate-to-severe symptoms of uterine fibroids outside the United States and marketed by Gedeon Richter in Europe and other regions, and by Allergan in Canada. Allergan submitted an NDA for ulipristal acetate with the FDA in 2017, and expects a PDUFA date to occur in the first half of 2018. In addition, oral contraceptives and NSAIDs are routinely used as a first-line therapy for treatment of symptoms associated with endometriosis and uterine fibroids and have a meaningful success rate at mitigating the symptoms associated with these conditions.

With respect to nolasiban, there are no oxytocin receptor antagonists approved for use in connection with IVF. However, we are aware that Ferring Pharmaceuticals Inc. has been developing barusiban, an oxytocin receptor antagonist, to be administered subcutaneously, for use in connection with IVF. Ferring Pharmaceuticals’ atosiban, an oxytocin receptor antagonist, to be administered by continuous intra-venous infusion, has been used in investigator initiated trials in connection with IVF outside the United States.

With respect to OBE022, we anticipate competing with atosiban, which has been approved to delay preterm birth outside of the United States, as well as currently available calcium channel blockers, such as nifedipine or prostaglandin synthesis inhibitors, such as NSAIDs. It is our understanding that GlaxoSmithKline may either terminate, partner or divest retosiban, an oxytocin receptor antagonist, designed to delay preterm birth.

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

As of December 31, 2017, our patent portfolio as it pertains to certain of our product candidates included:

•

two United States (U.S.) patents, projected to expire between 2034 and 2035, three U.S. patent applications, which, if granted, project to expire between 2034 and 2035, as well as corresponding patents and patent applications internationally, and

•

one international (PCT) application, which, if granted in the U.S., projects to expire in 2037, directed to nolasiban as a composition of matter and uses of nolasiban in assisted reproductive technology;

•	one PCT application, which, if granted in the U.S., projects to expire in 2037, directed to compositions of matter containing OBE022 and uses of OBE022 for the treatment of preterm labor; and
•	two U.S. patent applications, which, if granted, project to expire in 2038, directed to uses of OBE2109 for the treatment of endometriosis and uterine fibroids.

As of December 31, 2017, our in-licensed patent portfolio as it pertains to certain of our product candidates included:

•

one U.S. patent, projected to expire in 2023, as well as corresponding patents and patent applications internationally, directed to nolasiban as a composition of matter and uses of nolasiban for the treatment of preterm labor;

•

three U.S. patents, projected to expire between 2024 and 2036, as well as corresponding patents and patent applications internationally, one U.S. patent application, which, if granted, projects to expire in 2036, and one PCT application, which, if granted in the U.S., projects to expire in 2037, directed to OBE022 as a composition of matter and uses of OBE022 for the treatment of preterm labor; and

•

three U.S. patents, projected to expire between 2030 and 2032, as well as corresponding patents and patent applications internationally outside of specified Asian countries, and one U.S. patent application, which, if granted, projects to expire in 2031, directed to OBE2109 as a composition of matter and uses of OBE2109 for the treatment of sex hormone-dependent diseases.

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

In consideration for the license, we made an initial $10.0 million upfront payment. We also made a payment of $5.0 million to Kissei in 2017 related to our commencement of the PRIMROSE Phase 3 clinical trials in the uterine fibroid indication. In addition, we have agreed to make additional aggregate milestone payments of up to $58.0 million upon the achievement of specified developmental milestones, such as the initiation of clinical trials and receipt of regulatory approvals. With respect to any Product we commercialize under the Kissei license and supply agreement, we have agreed to make additional aggregate milestone payments of up to $125.0 million to Kissei upon the achievement of specified commercial milestones.

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

We are solely responsible, at our expense, for the development and commercialization of the Product candidates licensed under the Kissei license and supply agreement in the licensed territory. Kissei has the responsibility to maintain and prosecute the licensed patent rights in the licensed territory and we have the right to enforce any of them in the event that Kissei abandons it. The Kissei license and supply agreement terminates on the date of expiration of all royalty obligations, unless we elect to continue to purchase the Compound from Kissei after the expiration of all royalty obligations. Either party may terminate the Kissei license and supply agreement earlier for an uncured breach, subject to notice requirements and specified exceptions, including that Kissei has the option to convert the exclusive licenses granted to us to non-exclusive if we breach the agreement and fail to cure within a specified time period. We may also terminate the agreement for scientific, commercial, strategic or intellectual property reasons at any time upon advance written notice to Kissei. Kissei may also terminate the agreement if we do not fulfill certain development-related obligations for a specified period of time, or if, in connection with a change of control by us, we do not fulfill certain diligence obligations for a specified period of time. Further, under the terms of the Kissei license and supply agreement, Kissei is obligated to have a backup supplier based on the pharmaceutical industry standard. We may only gain the right to obtain an alternative source of the supply of OBE2109 upon Kissei failing to deliver a substantial percentage of the requested supply, delivering the supply late or delivering the supply of OBE2109 in nonconforming manner; provided that Kissei has a specified period of time to cure any of these defects. In the event that Kissei failed to deliver a substantial percentage of requested supply of OBE2109, we may gain the right to obtain an alternative source of supply. Further, we and Kissei are each obligated to maintain a specified percentage of supply in excess of the estimate for yearly requirements that we submit to Kissei.

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

•

Phase 2. The drug is administered to a limited patient population to evaluate dosage tolerance and optimal dosage, identify possible adverse side effects and safety risks, and preliminarily evaluate efficacy. Phase 2 trials may be denoted as Phase 2a, wherein initial dose-response relationship is explored, and Phase 2b, wherein dose ranging and proof-of-concept is targeted.

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

Submission of an NDA

After we complete the required preclinical, CMC and clinical testing, we can prepare and submit an NDA to the FDA, which must approve the NDA before we can start marketing the drug in the United States. An NDA must include all relevant data available from pertinent preclinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the drug’s chemistry, manufacturing, controls, and proposed labeling, among other things. Data can come from company-sponsored clinical trials on a drug, or from a number of alternative sources, including studies initiated by investigators. To support marketing authorization, the data we submit must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational drug to the FDA’s satisfaction.

The cost of preparing and submitting an NDA is substantial. The submission of most NDAs is additionally subject to a substantial application user fee, and the sponsor under an approved NDA is also subject to annual program user fees. The FDA typically increases these fees annually.

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

The FDA’s Decision on an NDA

After the FDA evaluates the NDA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, it issues either an approval letter or a complete response letter. A complete response letter indicates that the FDA has completed its review of the application, and the agency has determined that it will not approve the application in its present form. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional clinical data or other significant, expensive, and time-

consuming requirements related to clinical trials, preclinical studies or manufacturing. The FDA has committed to reviewing resubmissions of the NDA addressing such deficiencies in two or six months, depending on the type of information included. Even with the submission of this additional information, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. The government may establish additional requirements, including those resulting from new legislation, or the FDA’s policies may change, which could delay or prevent regulatory approval of our drugs under development.

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
•

a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (and 70% starting January 1, 2019) point-of-sale discounts to negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

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

There have been judicial and Congressional challenges to certain aspects of the ACA, as well as recent efforts by the Trump administration to repeal or replace certain aspects of the ACA. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Cuts and Jobs Act of 2017 includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. Additionally, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. Further, the Bipartisan Budget Act of 2018, or the BBA, among other things, amends the ACA, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”. Congress could consider other legislation to repeal or replace certain elements of the ACA. At this time, the full effect that the ACA would have on our business remains unclear.

In addition, other federal health reform measures have been proposed and adopted in the United States since the ACA was enacted. For example, as a result of the Budget Control Act of 2011, providers are subject to Medicare payment reductions of 2% per fiscal year, which, due to subsequent legislation, including the BBA, will remain in effect through 2027 unless additional Congressional action is taken.

Further, the American Taxpayer Relief Act of 2012 reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments from providers from three to five years. More recently, there has been heightened governmental scrutiny recently over the manner in which manufacturers set prices for their marketed products, which have resulted in several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare and reform government program reimbursement methodologies for products.

At the federal level, the Trump administration’s budget proposal for fiscal year 2019 contains further drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. While any proposed measures will require authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, individual states in the United States are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. These measures could reduce the ultimate demand for our products or put pressure on our product pricing.

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

The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription products. By way of example, the ACA contains provisions that may reduce the profitability of products, including, for example, increased rebates for products sold to Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. CMS may develop new payment and delivery models, such as bundled payment models. For example, the HHS set a goal of moving 50% of Medicare payments to alternative payment models tied to the quality or value of services by the end of 2018. Adoption of government controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for our products.

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

In the United States, clinical research, sales, marketing and scientific/educational programs must also comply with various federal and state laws pertaining to healthcare “fraud and abuse,” including anti-kickback laws and false claims laws. Anti-kickback laws including, without limitation, the federal Anti-Kickback Statute that applies to items and services reimbursable under governmental healthcare programs such as Medicare and Medicaid, makes it illegal for a prescription drug manufacturer to solicit, offer, receive, or pay any remuneration in exchange for, or to induce, the referral of business, including the purchase or prescription of a particular product. Due to the breadth of the statutory provisions, limited statutory exceptions and regulatory safe harbors, and the scarcity of guidance in the form of regulations, agency advisory opinions, sub-regulatory guidance and judicial decisions addressing industry practices, it is possible that our practices might be challenged under the federal Anti-Kickback Statute or similar laws. Moreover, recent healthcare reform legislation has strengthened these laws. For example, the ACA, among other things, amends the intent requirement of the federal Anti-Kickback Statute and criminal healthcare fraud statutes to clarify that a person or entity does not need to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, the ACA clarifies that the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. In addition, the U.S. federal government and private individuals, on behalf of the U.S. federal government, can bring similar actions under the federal civil False Claims Act. False claims laws, including, without limitation, the federal civil False Claims Act, prohibit anyone from knowingly and willingly presenting, or causing to be presented for payment, to third-party payors (including Medicare and Medicaid) claims for reimbursed products or services that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. Our activities relating to the sale and marketing of our products may be subject to scrutiny under these laws, as well as civil monetary penalties laws and the criminal healthcare fraud provisions enacted as part of HIPAA. Violations of fraud and abuse laws may be punishable by criminal and civil sanctions, including fines and civil monetary penalties, the possibility of exclusion from federal healthcare programs (including Medicare and Medicaid), disgorgement, individual imprisonment, and corporate integrity agreements, which impose, among other things, rigorous operational and monitoring requirements on companies. Similar sanctions and penalties, as well as imprisonment, also can be imposed upon executive officers and employees, including criminal sanctions against executive officers under the so-called “responsible corporate officer” doctrine, even in situations where the executive officer did not intend to violate the law and was unaware of any wrongdoing.

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

Further, there are an increasing number of state laws that affect our business operations. Some state and local laws require manufacturers to make reports to on pricing and marketing information and impose registration requirements on salespersons within the jurisdiction. Other state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources. Some states maintain anti-kickback and false claims laws that apply to claims involving healthcare items or services reimbursed by any third-party payor, including private insurers. We may also be subject to state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. Many of these state laws contain ambiguities as to what is required to comply with the laws. Given the lack of clarity in laws and their implementation, our reporting actions could be subject to the penalty provisions of the pertinent state authorities. Ensuring that our internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations could involve substantial costs.

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

Data and Market Exclusivity

Similar to the United States, there is a process to authorize generic versions of innovative products in the European Union. Generic competitors can submit abridged applications to authorize generic versions of products authorized by EMA through a centralized procedure referencing the innovator’s data and demonstrating bioequivalence to the reference product, among other things. New products in the European Union can receive eight years of data exclusivity coupled with two years of market exclusivity, and a potential one-year extension, if the marketing authorizations holder obtains an authorization for one or more new therapeutic indications that demonstrates “significant clinical benefit” in comparison with existing therapies. This system is usually referred to as “8+2”. Abridged applications cannot rely on an innovator’s data until after expiration of the eight year date exclusivity term, meaning that a competitor can file an application for a generic product but the product cannot be marketed until the end of the market exclusivity term.

C. Organizational Structure.

The following diagram illustrates our corporate structure:

D. Property, Plants and Equipment.

Our principal executive offices are located at Chemin des Aulx, 12, 1228 Plan-les-Ouates, Geneva, Switzerland, where we lease an approximately 600 square meter facility. We also opened offices in Boston, Massachusetts, for our U.S. subsidiary, ObsEva USA Inc., in 2017. We believe that our current facilities are suitable and adequate to meet our current needs. If we need to add new facilities or expand existing facilities as we add employees, we believe that suitable additional space will be available to accommodate any such expansion of our operations.

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

We are developing OBE2109 as a novel, oral gonadotropin releasing hormone, or GnRH, receptor antagonist, for the treatment of pain associated with endometriosis and heavy menstrual bleeding associated with uterine fibroids in pre-menopausal women. We are currently conducting a multiple-dose, placebo-controlled Phase 2b clinical trial of OBE2109 in approximately 330 patients with endometriosis, or the EDELWEISS clinical trial. Patient recruitment was completed in November 2017, and we expect to report the primary efficacy results from the first 12-week evaluation period of this trial in mid-2018. For the uterine fibroids indication, in April 2017, we initiated a Phase 3 clinical development program with two Phase 3 clinical trials, or the PRIMROSE 1 and 2 clinical trials. We expect to report primary endpoint results from the first 24-week evaluation period of these Phase 3 clinical trials in the second half of 2019 and 52-week data in the first half of 2020.

We are also developing nolasiban, an oral oxytocin receptor antagonist, to improve clinical pregnancy and live birth rates in women undergoing in-vitro fertilization, or IVF. We completed randomization of 778 patients in our European Phase 3 clinical trial in women undergoing IVF, or the IMPLANT2 clinical trial, in 2017 and reported positive topline results for the primary endpoint of ongoing pregnancy 10 weeks post embryo transfer in February 2018.

In addition, we are developing OBE022, an oral and selective prostaglandin F2α receptor antagonist, for preterm labor in weeks 24 to 34 of pregnancy. Based on results of Phase 1 clinical trials completed in the first quarter of 2017, we initiated a Phase 2a proof-of-concept clinical trial, known as PROLONG, in December 2017. This trial will assess OBE022 safety, and then efficacy in delaying childbirth in women at 24 to 34 weeks gestation who are experiencing symptoms of preterm labor and potentially preterm delivery. We expect initial PK and safety results from Part A of this trial in a small subset of patients during the second quarter of 2018 and preliminary efficacy results in an expanded subset of patients from Part B of this trial in late 2018.

We were founded in November 2012 and our operations to date have included organizing and staffing our company, raising capital, in-licensing rights to OBE2109, nolasiban and OBE022 and conducting nonclinical studies and clinical trials. To date, we have not generated any revenue from product sales as none of our product candidates have been approved for commercialization. We have historically financed our operations exclusively through the sale of equity. To date, we have raised an aggregate of $238.1 million of net proceeds, including $88.5 million of net proceeds from our initial public offering in January 2017 and $56.3 million of net proceeds from our private placement with institutional investors in October 2017, and also acquired license rights on product candidates in 2013 and 2015 from the sale of preferred shares.

We have never been profitable and have incurred significant net losses in each period since our inception. Our net losses were $66.9 million, $30.2 million, and $19.9 million for years ended December 31, 2017, 2016 and 2015, respectively. As of December 31, 2017, we had accumulated losses of $137.3 million, out of which $30.6 million were offset with share premium. This reclassification transaction had no impact on total equity. We expect to continue to incur significant expenses and operating losses for the foreseeable future. We used $55.7 million and $28.6 million of cash in operations in 2017 and 2016, respectively, and we anticipate that our expenses will continue to increase significantly in connection with our ongoing activities as we:

•

continue to invest in the clinical development of our product candidates and specifically in connection with our ongoing EDELWEISS, PRIMROSE 1 and 2, IMPLANT2 and PROLONG clinical trials, and any additional clinical trials, nonclinical studies and pre-commercial activities that we may conduct for product candidates;

•	hire additional research and development, and general and administrative personnel;
•	maintain, expand and protect our intellectual property portfolio;
•	identify and in-license or acquire additional product candidates; and
•	continue to incur additional costs associated with operating as a public company.

We will need substantial additional funding to support our operating activities as we advance our product candidates through clinical development, seek regulatory approval and prepare for and invest in future commercialization of these candidates, if approved. Adequate funding may not be available to us on acceptable terms, or at all.

We have no manufacturing facilities, and all of our manufacturing activities are contracted out to third parties. We currently utilize third-party contract research organizations, or CROs, to carry out our clinical development and trials. Additionally, we do not yet have a commercialization organization.

Strategic Licensing Agreements

OBE2109

In November 2015, we entered into the Kissei license and supply agreement with Kissei Pharmaceutical Co., Ltd., or Kissei. Pursuant to the Kissei license and supply agreement we received an exclusive license to develop, manufacture and commercialize products, or the Product, containing the compounds which is a specified GnRH antagonist and covered by certain licensed patent rights, or the Compound, throughout the world except for specified Asian countries. We arranged to exclusively acquire from Kissei the material necessary to produce OBE2109.

In consideration for the license, we made an initial $10.0 million upfront payment. In addition, we agreed to make aggregate milestone payments of up to $63.0 million upon the achievement of specified developmental milestones, such as the initiation of clinical trials and receipt of regulatory approvals. In connection with the initiation of the Phase 3 clinical program for OBE2109 in uterine fibroids in the second quarter of 2017, a $5.0 million milestone was paid. With respect to any products we commercialize under the Kissei license and supply agreement, we agreed to make further payments of up to an additional $125.0 million to Kissei upon the achievement of specified commercial milestones.

Pursuant to the Kissei license and supply agreement, we have agreed to exclusively purchase the active pharmaceutical ingredient for OBE2109 from Kissei. During the development stage, we are obligated to pay Kissei a specified supply price. Following the first commercial sale of licensed product, we are obligated to pay Kissei a royalty in the low twenty percent range as a percentage of net sales. This payment includes Kissei’s supply of the active pharmaceutical ingredient until the latest of (i) the date that the valid claim of a patent for the Product has expired, (ii) the expiration of our regulatory exclusivity period, or (iii) 15 years from the first commercial sale of such product on a country-by-country and product-by-product basis. During the term, we are restricted from developing, marketing and selling GnRH agonists and GnRH antagonists other than the Compound to the extent allowed by applicable laws.

Nolasiban

In August 2013, we entered into the 2013 license agreement with Ares Trading S.A., an affiliate of Merck Serono, or Merck Serono, pursuant to which we received a worldwide exclusive license to develop, manufacture and commercialize compounds covered by the licensed patent rights, including nolasiban. In consideration for the license, we issued 914,069 Series A preferred shares to Merck Serono at the time of our Series A financing, which had a fair-value of $4.9 million based on an exchange rate of $1.00 for CHF 0.9244 as of the date of the transaction. With respect to any products we commercialize under the 2013 license agreement, we agreed to pay Merck Serono royalties based on a high-single-digit percentage of annual net sales of each product, subject to specified reductions, until the later of (i) the date that all of the patent rights for that product have expired, as determined on a country-by-country and product-by-product basis, or (ii) ten years from the first commercial sale of such product on a country-by-country and product-by-product basis.

OBE022

In June 2015, we entered into the 2015 license agreement with Merck Serono, which we amended in July 2016, pursuant to which we received a worldwide exclusive license to develop, manufacture and commercialize compounds covered by the licensed patent rights, including OBE022. In consideration for the license, we issued 325,000 Series A preferred shares to Merck Serono in September 2016 upon the initiation of a Phase 1 clinical trial for a licensed product. With respect to any products we commercialize under the 2015 license agreement, we agreed to pay Merck Serono royalties based on a mid-single-digit percentage of annual net sales of each product, subject to specified reductions, until the later of (i) the date that all of the patent rights for that product have expired, as determined on a country-by-country and product-by-product basis or (ii) ten years from the first commercial sale of such product on a country-by-country and product-by-product basis.

Components of Results of Operations

Revenue

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from product sales in the near term.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with our research and development activities and consist mainly of direct research and development costs, which include: costs associated with the use of CROs and consultants hired to assist on our research and development activities; personnel expenses, which include salaries, benefits and share-based compensation expenses for our employees; expenses related to regulatory affairs and intellectual property; manufacturing costs in connection with conducting nonclinical studies and clinical trials; and depreciation expense for assets used in research and development activities. Research and development costs are generally expensed as incurred. However, costs for certain activities, such as manufacturing and nonclinical studies and clinical trials, are generally recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and collaborators.

Our employee, consultant and infrastructure resources are typically utilized across our multiple research and development programs. We track outsourced research and development costs by product candidate or nonclinical program, but we do not allocate personnel costs, other internal costs or external consultant costs to specific product candidates.

From inception through December 31, 2017, we have incurred $109.7 million in research and development expenses to advance the development of our product candidates. The following table provides a breakdown of our outsourced research and development expenses that are directly attributable to the specified product candidates for the years ended December 31, 2017, 2016 and 2015, respectively.

	Year Ended December 31,
	2017	2016	2015
OBE2109	$(32,166)	$(9,689)	$(188)
Nolasiban	(8,873)	(2,873)	(9,252)
OBE022	(2,178)	(4,103)	(1,275)
Total outsourced research and development expenses	$(43,217)	$(16,665)	$(10,715)

We expect our research and development expense will increase for the foreseeable future as we seek to advance the development of our product candidates through clinical trials and potentially toward regulatory submissions. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of our product candidates. We are also unable to predict when, if ever, material net cash inflows will commence from sales of our product candidates. This is due to the numerous risks and uncertainties associated with developing such product candidates, including:

•	the number of clinical sites included in the trials;
•	the length of time required to enroll suitable patients;
•	the number of patients that ultimately participate in the trials;
•	the number of doses patients receive;
•	the duration of patient follow-up;
•	the results of our clinical trials; and
•	regulatory requirements in support of potential approvals.

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

General and Administrative Expenses

General and administrative expenses consist primarily of personnel expenses, including salaries, benefits and share-based compensation expense, related to executive, finance, accounting, business development, legal and human resource functions. General and administrative expense also includes facility costs not otherwise included in research and development expenses, legal fees related to corporate matters, fees for accounting and consulting services, and costs of director and officer insurance.

We anticipate that our general and administrative expense will increase in the future to support continued research and development activities. We also anticipate that we will incur increased accounting, audit, legal, regulatory and compliance costs, as well as investor and public relations expenses, associated with operating as a public company.

Finance Result, Net

Finance result, net, consists mainly of interest income and expense derived from our cash and cash equivalents and foreign exchange gains and losses.

Taxation

We are subject to corporate taxation in Switzerland, Ireland and the United States.

In 2015, the Canton of Geneva granted us a ten year tax holiday for all income and capital taxes on a communal and cantonal level commencing in fiscal year 2013 and valid through to 2022, subject to our Swiss domiciliation and compliance with certain reporting provisions. We remain subject to Swiss federal income tax on our profits after tax but have only incurred net losses since our inception. We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset such losses carried forward against future taxes. As of December 31, 2017, we had tax loss carryforwards totaling $118.0 million. We do not believe it is probable that we will generate sufficient profits to avail ourselves of these tax loss carryforwards.

Our Irish subsidiary had no activity in 2016 and 2017 and our U.S. subsidiary, as a service organization to the group under cost plus arrangement, was the only entity to generate income tax expenses for the year ended December 31, 2017.

A. Operating Results

Analysis of Results of Operations

The following table sets forth our selected consolidated statements of operations data for the periods indicated:

	Year Ended December 31,
	2017	2016	2015
	(in thousands)
Consolidated Statements of Operations Data:
Operating income other than revenue	$16	$22	$17
Operating expenses:
Research and development expenses	(54,912)	(23,711)	(16,892)
General and administrative expenses	(12,568)	(6,452)	(2,954)
Total operating expenses	(67,480)	(30,163)	(19,846)
Finance result, net	589	(61)	(38)
Income tax expense	(51)	-	-
Net loss	$(66,926)	$(30,202)	$(19,867)

Years Ended December 31, 2017 and 2016

Operating Expenses

Research and Development Expenses

	Year Ended December 31,
	2017	2016
	(in thousands)
	(unaudited)
Research and development expenses by product candidate
OBE2109	$(32,166)	$(9,689)
Nolasiban	(8,873)	(2,873)
OBE022	(2,178)	(4,103)
Unallocated expenses
Staff costs	(9,950)	(5,520)
Other research and development costs	(1,745)	(1,526)
Total research and development expenses	$(54,912)	$(23,711)

Research and development expenses increased by $31.2 million in the 2017 compared to 2016 primarily due to the increased costs of $22.5 million resulting primarily from our ongoing PRIMROSE 1 and 2 and EDELWEISS clinical trials with OBE2109, the increased costs of $6.0 million resulting from our ongoing IMPLANT2 clinical trial with nolasiban and increased staff costs of $4.4 million associated with increased headcount and including a $2.3 million increase of share-based compensation, partially offset by decreased costs of $1.9 million primarily due to our Phase 1 clinical trials with OBE022.

General and Administrative Expenses

	Year Ended December 31,
	2017	2016
	(in thousands)
	(unaudited)
Staff costs	$(8,049)	$(1,916)
Professional fees	(2,793)	(3,959)
Other general and administrative costs	(1,726)	(577)
Total general and administrative expenses	$(12,568)	$(6,452)

General and administrative expenses increased by $6.1 million in 2017 compared to 2016 primarily due to increased staff costs of $6.1 million associated with increased headcount and including a $4.3 million increase of share-based compensation, and increased costs of $1.1 million resulting from other general and administrative expenses associated with operating as a public company, which were partially offset by decreased professional fees of $1.2 million due to fees associated with the preparation of our initial public offering in late 2016.

Finance Result, Net

	Year Ended December 31,
	2017	2016
	(in thousands)
Finance result, net (gain / (loss))	$589	$(61)

Finance result, net, in 2017 and 2016 primarily consisted of foreign exchange gains and losses.

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

Research and development expenses increased by $6.8 million in 2016 compared to 2015 primarily due to increased costs of  $9.5 million resulting from the initiation of the clinical activities for OBE2109, including primarily the Phase 2b clinical trial in endometriosis, and increased costs of $2.8 million resulting from the initiation of our Phase 1 clinical trials with OBE022, which were partially offset by decreased costs of $6.4 million resulting from the completion of the Phase 2 clinical trials of nolasiban.

General and Administrative Expenses

	Year Ended December 31,
	2016	2015
	(in thousands)
	(unaudited)
Staff costs	$(1,916)	$(1,946)
Professional fees	(3,959)	(690)
Other general and administrative costs	(577)	(318)
Total general and administrative expenses	$(6,452)	$(2,954)

General and administrative expenses increased by $3.5 million in 2016 compared to 2015 primarily due to an increase of $3.3 million in professional fees primarily due to increased legal fees of $0.9 million, increased audit and accounting fees of $1.6 million and other costs associated with our initial public offering.

Finance Result, Net

	Year Ended December 31,
	2016	2015
	(in thousands)
Finance result, net (loss)	$(61)	$(38)

Finance result, net, in 2016 and 2015 primarily consisted of foreign exchange losses.

B. Liquidity and Capital Resources

Since our inception, we have not generated any revenue and have incurred net losses and negative cash flows from our operations. We have funded our operations primarily through the sale of equity. From inception through December 31, 2017, we have raised an aggregate of $238.1 million of net proceeds from the sale of equity securities. In January 2017, we completed our initial public offering of 6,450,000 common shares at a public offering price of $15.00 per share. We received $88.5 million in net proceeds after deducting $8.3 million of underwriting discounts and commissions and other offering expenses. Additionally, in October 2017, we raised $56.3 million of net proceeds after deducting $3.7 million of placement expenses through the issuance of 7,500,000 shares at a price of $8.00 per share in a private placement with institutional investors.

As of December 31, 2017, we had $110.8 million in cash and cash equivalents.

Our primary uses of cash are to fund operating expenses, primarily research and development expenditures. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our outstanding accounts payable and accrued expenses. We currently have no ongoing material financing commitments, such as lines of credit or guarantees.

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, continue or initiate clinical trials of, and seek marketing approval for, our product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to program sales, marketing, manufacturing and distribution to the extent that such sales, marketing and distribution are not the responsibility of potential collaborators. Furthermore, we expect to continue to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

We expect our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements into the second half of 2019. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

•	the scope, progress, results and costs of our ongoing and planned nonclinical studies and clinical trials for OBE2109, nolasiban and OBE022;
•

the cost and timing of ongoing and planned manufacturing activities including active pharmaceutical ingredient and drug product pharmaceutical development and clinical trial supplies production for OBE2109, nolasiban and OBE022;

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

Identifying potential product candidates and conducting nonclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our revenue, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all.

Until such time that we can generate substantial product revenue, if ever, we may finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, shareholder ownership interest may be diluted, and the terms of any additional securities may include liquidation or other preferences that adversely affect the rights of shareholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or to grant licenses on terms that may not be favorable to us.

If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts, or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

The following table shows a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2017	2016	2015
Cash and cash equivalents at beginning of period	$25,508	$54,275	$4,008
Net cash used in operating activities	(55,715)	(28,589)	(13,911)
Net cash used in investing activities	(5,285)	(45)	(10,050)
Net cash from / (used in) financing activities	145,743	(167)	74,404
Effect of exchange rates	590	34	(176)
Cash and cash equivalents at end of period	$110,841	$25,508	$54,275

Operating Activities

Net cash used in operating activities consists of net loss before tax adjusted for changes in net working capital, or current assets less current liabilities, and for non-cash items such as depreciation and amortization, as well as the value of share-based services.

During the year ended December 31, 2017, $55.7 million of cash was used for operating activities, primarily as the result of our net loss before tax of $66.9 million, as adjusted for non-cash items and changes in net working capital. Non-cash items amounted to $8.3 million and mainly consisted of share-based payments. Changes in net working capital included primarily a $1.7 million increase in accrued expenses, primarily due to the costs of our clinical trial supplies for our PRIMROSE 1 and 2 and EDELWEISS clinical trials, as well as a $0.7 million decrease in prepaid expenses, mainly attributable to upfront payments made in relation to our PRIMROSE 1 and 2 clinical trials during 2016.

During the year ended December 31, 2016, $28.6 million of cash was used for operating activities, primarily as the result of our net loss before tax of $30.2 million, as adjusted for non-cash items and changes in net working capital. Non-cash items amounted to $2.0 million and mainly consisted of share-based payments. Changes in net working capital included primarily a $2.0 million increase in prepaid expenses, primarily due to upfront payments made in relation to our PRIMROSE 1 and 2 clinical trials in uterine fibroids, as well as a $1.8 million increase in other payables and current liabilities mainly attributable to our ongoing EDELWEISS clinical trial of OBE2109 in endometriosis and Phase 1 clinical trials of OBE022 during 2016.

During the year ended December 31, 2015, $13.9 million of cash was used for operating activities, primarily as the result of our net loss before tax of $19.9 million, as adjusted for non-cash items and changes in net working capital. Non-cash items amounted to $3.4 million and primarily consisted of share-based payments and the issuance of anti-dilutive common shares during our Series B financing in November 2015. Changes in net working capital included a $2.1 million increase in accrued expenses, primarily due to the stamp duty due on the proceeds from the Series B financing, as well as to accrued staff costs, including annual bonuses, and our ongoing clinical trials as of December 31, 2015.

Investing Activities

Net cash used in investing activities consists primarily of investments in leasehold improvements and furniture and fixtures, as well as investments in intangible assets through the execution of in-licensing agreements or the payment of development-based milestones to our licensors.

During 2017, net cash used in investing activities consisted primarily of a $5.0 million milestone payment to Kissei made upon initiation of the Phase 3 clinical program for OBE2109 in uterine fibroids, as well as payments made for leasehold improvements and furniture for the opening of our office in the United States. Net cash used in investing activities in 2016, consisted primarily of purchase of furniture and fixtures for our office in Switzerland. Net cash used in investing activities in 2015 mainly consisted of the $10.0 million upfront payment made to Kissei under the Kissei license and supply agreement.

Financing Activities

Net cash from financing activities consists primarily of proceeds from the sale of equity securities.

Cash flows from financing activities in 2017 consisted mainly of the net proceeds from our initial public offering in January 2017 and from our private placement with institutional investors in October 2017. Cash flows used in financing activities in 2016 mainly consisted of payments for costs incurred in connection with our initial public offering and related issuance of new shares. Cash flows from financing activities in 2015 mainly consisted of the proceeds from the Series B financing and payments received for the second tranche of the Series A financing.

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

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2017:

	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
	(in thousands)
Operating leases	$535	$1,082	$1,063	$144	$2,824
Total	$535	$1,082	$1,063	$144	$2,824

Under our license agreements with Kissei and Merck Serono, we may be required to pay royalties in the future. In addition, pursuant to the Kissei license and supply agreement, we have agreed to make aggregate milestone payments of up to $63.0 million upon the achievement of specified developmental milestones, such as the initiation of clinical trials and receipt of regulatory approvals, of which we had paid $5.0 million as of December 31, 2017. With respect to any product we commercialize under the Kissei license and supply agreement, we have agreed to make additional aggregate milestone payments of up to $125.0 million to Kissei upon the achievement of specified commercial milestones.

We have not included any contingent payment obligation, such as milestone payments and royalties, in the table above as the amount, timing and likelihood of such payments are not known.

We enter into contracts in the normal course of business with CROs for clinical trials, nonclinical studies, manufacturing and other services and products for operating purposes. These contracts generally provide for termination upon notice, and therefore we believe that our non-cancelable obligations under these agreements are not material.

G. Safe Harbor

This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Special Note Regarding Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management.

The following table sets forth information regarding our executive officers and directors, including their ages, as of December 31, 2017. Our directors are appointed for one-year terms, which expire on the occasion of each annual general meeting. Accordingly, the terms of the directors set forth below will expire on the date of our 2018 annual general meeting of shareholders.

Name	Age	Position(s)
Executive Officers:
Ernest Loumaye	65	Chief Executive Officer and Director
Timothy Adams	58	Chief Financial Officer
Jean-Pierre Gotteland	53	Chief Scientific Officer
Elke Bestel	51	Chief Medical Officer and Head of Pharmacovigilance
Fabien Lefebvre de Ladonchamps	39	Vice President of Finance
Ben T.G. Tan	58	Vice President of Commercial & Business Development
Non-Employee Directors:
Frank Verwiel	55	Chairperson of the Board of Directors
Annette Clancy	63	Director
Barbara Duncan	53	Director
James I. Healy	52	Director
Ed Mathers	57	Director
Rafaèle Tordjman	48	Director
Jacky Vonderscher	63	Director

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

Non-Employee Directors

Frank Verwiel has served as a member of our board of directors since March 2016 and has served as the chairperson of the board since December 2016. Dr. Verwiel was the President and Chief Executive Officer of Aptalis Pharma Inc. from 2005 to 2014, where he also served on the board of directors. He currently serves as a member of the board of directors of the public companies Achillion Pharmaceuticals, Inc., a pharmaceutical company, Avexis, Inc., a biotechnology company, Bavarian Nordic A/S, a biotechnology company and Intellia Inc., also a biotechnology company. Dr. Verwiel previously served on the board of directors of InterMune, Inc. from 2012 to 2014. Dr. Verwiel was also a director of the Biotechnology Industry Organisation. Dr. Verwiel received his M.D. from Erasmus University, Rotterdam, The Netherlands, and his M.B.A. from INSEAD in Fontainebleau, France. Our board of directors believes that Dr. Verwiel’s scientific acumen and his over 25 years of strategic, operational and international experience in the pharmaceutical industry provide him with the qualifications and skills to serve as a director.

Annette Clancy has served as a member of our board of directors since November 2013 and served as our chairperson from November 2013 to December 2016. From 2009 to 2017, Ms. Clancy has been a senior advisor at Frazier Healthcare Ventures, a U.S.-based healthcare venture capital firm. Prior to joining Frazier Healthcare Ventures, Ms. Clancy held various senior positions at GlaxoSmithKline, a global healthcare company. Ms. Clancy is currently on the board of directors of Swedish Orphan Biovitrum AB, a public biopharmaceutical company, as well Chair of the Board of Directors of Enyo SA and Lysogene, two European Biotech Companies developing innovative therapeutics for severe medical needs. Ms. Clancy holds a B.Sc. in Pharmacology from Bath University and a series of American Management Association diplomas in finance and marketing. Our board of directors believes that Ms. Clancy’s over 30 years of experience in the pharmaceutical and biopharmaceutical industries provide her with the qualifications and skills to serve as a director.

Barbara Duncan has served as a member of our board of directors since December 2016. From May 2009 through June 2016, Ms. Duncan served as the Chief Financial Officer of Intercept Pharmaceuticals, Inc., a biopharmaceutical company. Prior to joining Intercept Pharmaceuticals, Inc., Ms. Duncan served as the Chief Financial Officer and then Chief Executive Officer of DOV Pharmaceutical, Inc., or DOV, from 2001 to April 2009. Prior to joining DOV, Ms. Duncan served as a vice president of Lehman Brothers Inc. in its corporate finance division from August 1998 to August 2001. From September 1994 to August 1998, Ms. Duncan was an associate and director at SBC Warburg Dillon Read, Inc. in its corporate finance group. Ms. Duncan serves on the board of directors of Aevi Genomic Medicine, Inc., Adaptimmune Therapeutics plc, Innoviva, Inc., Jounce Therapeutics, Inc. and Ovid Therapeutics Inc., publicly traded biopharmaceutical companies. Ms. Duncan received her B.S. from Louisiana State University in 1985 and her M.B.A. from the Wharton School, University of Pennsylvania, in 1994. Our board of directors believes that Ms. Duncan’s expertise with public and financial accounting matters, as well as her experience in the pharmaceutical industry, provide her with the qualifications and skills to serve as a director.

James I. Healy has served as a member of our board of directors since August 2013. Dr. Healy has been a general partner at Sofinnova Ventures, Inc. since 2000. Prior to this, Dr. Healy held various positions at Bayer Healthcare Pharmaceuticals, Sanderling Ventures, and ISTA Pharmaceuticals, Inc. Dr. Healy is currently on the board of directors of Ascendis Pharma A/S, Coherus BioSciences, Inc., Edge Therapeutics, Inc., Natera, Inc., NuCana plc and several private companies. Previously, Dr. Healy served as a board member of Amarin Corporation plc, Anthera Pharmaceuticals, Auris Medical Holdings AG, Durata Therapeutics, Inc., Hyperion Therapeutics, Inc., InterMune, Inc., KaloBios Pharmaceuticals, Inc., Movetis NV and a number of private companies. Dr. Healy holds a B.A. in Molecular Biology and a B.A. Scandinavian Studies from the University of California at Berkeley, and an M.D. and Ph.D. in Immunology from Stanford University School of Medicine. Our board of directors believes that Dr. Healy’s experience in the pharmaceutical industry and investing in life sciences companies, as well as his medical and scientific background, provide him with the qualifications and skills to serve as a director.

Ed Mathers has served as a member of our board of directors since February 2016. Mr. Mathers joined NEA as a Partner in August 2008 and is focused on biotechnology and specialty pharmaceuticals investments. He is a director of Liquidia Technologies, Ra Pharmaceuticals Nasdaq: RARX – Chairman), Rhythm Pharmaceuticals, Envisia Therapeutics, Synlogic, (Nasdaq: SYBX), Lumos Pharma, Amplyx Pharmaceuticals, Senti Biosciences, Inozyme, Reneo Pharma, Akouos, and Trevi Therapeutics. Previously he was a board member of Lumena (sold to Shire), Ziarco (sold to Novartis), Motus Therapeutics (sold to Allergan), Plexxikon (sold to Daiichi Sankyo), Intarcia, Satori Pharmaceuticals, Southeast Bio, MedImmune, LLC, and the Biotechnology Industry Organization (BIO). Prior to joining NEA, Mr. Mathers most recently served as Executive Vice President, Corporate Development and Venture, at MedImmune, Inc. Before joining MedImmune in 2002, he was Vice President, Marketing and Corporate Licensing and Acquisitions at Inhale Therapeutic Systems. Mr. Mathers spent 15 years at Glaxo Wellcome, Inc. (GlaxoSmithKline), where he held sales and marketing positions of increasing responsibility. He earned his bachelor's degree in chemistry from North Carolina State University. Our board of directors believes that Mr. Mathers’ experience with the healthcare and pharmaceutical industries and his broad management experience provide him with the qualifications and skills to serve as a director.

Rafaèle Tordjman has served as a member of our board of directors since August 2013. Dr. Tordjman joined the French based venture capital firm Sofinnova Partners in 2001 until March 2017 where she served as Managing Partner specializing in life sciences investments. Dr. Tordjman serves on the board of directors of the public company Nucana and Lysogene, clinical-stage pharmaceutical companies. Dr. Tordjman has also served on the boards of directors at several life sciences companies including, DBV Technologies SA, a French publicly traded company specializing in allergy therapies, Ascendis Pharma, Flexion Therapeutics, Inc., publicly traded companies in clinical-stage pharmaceuticals, as well as a private company, and PregLem, a company that specialized in reproductive female medicine. Previously, Dr. Tordjman was a research scientist at the Institut National de la Santé et de la Recherche Médicale (INSERM) in Cochin Hospital, Paris, France. Dr. Tordjman has also practiced as a medical doctor, specializing in clinical hematology and internal medicine. Dr. Tordjman received an M.D. and completed a fellowship in hematology and internal medicine at the Paris University Hospitals. She received a Ph.D. in hematopoiesis and angiogenesis from and completed a post-doctoral fellowship in immunology at the University of Paris VII. Our board of directors believes that Dr. Tordjman’s experience in the pharmaceutical industry and investing in life sciences companies, as well as her medical and scientific background, provide her with the qualifications and skills to serve as a director.

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

B. Compensation.

Compensation of Executive Officers and Directors

For the year ended December 31, 2017, the aggregate compensation paid to the members of our board of directors and our executive officers for services in all capacities was $12.0 million, including $8.7 million of share-based compensation.

During the year ended December 31, 2017, other than the 2017 equity incentive plan outline below, we had no performance based compensation programs.

The amount set aside by us to provide pension, retirement or similar benefits to members of our board of directors or executive officers amounted to a total of $0.1 million in the year ended December 31, 2017.

Non-Voting Share Incentive Plan

On November 26, 2013, we adopted an incentive plan, or the Plan, under which, subject to the approval of our board of directors, we may grant awards of restricted non-voting shares to eligible participants. As of the date of our initial public offering, all non-voting shares issued under the Plan were immediately converted into common shares, with a par value of CHF 1/13 each. All converted common shares are still subject to all provisions provided under the Plan, or as otherwise set out in the participant’s issuance agreement. The material terms of our Plan are set forth below.

All of our employees, advisors, including scientific consultants, agents and members of our board of directors are eligible to participate in our Plan. As of December 31, 2017, there were 1,854,502 issued and outstanding common shares awarded under our Plan. Under our Plan, common shares held by participants are subject to a four-year vesting period, or as otherwise set out in the participant’s issuance agreement. Under the Plan, one-fourth of the common shares would vest upon the first anniversary of the issuance date, and one-36th of the remaining common shares would vest, starting from the first anniversary of the issuance date, over a total period of three years. Upon a termination of employment, certain forfeiture provisions may apply to a participant’s vested or unvested common shares.

2017 Equity Incentive Plan

Following the completion of our initial public offering, we ceased issuing any new grants under our Plan, and began issuing new awards under our 2017 Equity Incentive Plan, or our 2017 Plan.Our 2017 Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code, or the Code, to our employees and our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards and other forms of stock compensation to our employees, including officers, consultants and directors. Our 2017 Plan also provides for the grant of performance cash awards to our employees, consultants and directors.

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

Administration

Our board of directors, or a duly authorized committee thereof, has the authority to administer our 2017 Plan. Our board of directors has delegated its authority to administer our 2017 Plan to our compensation, nominating and corporate governance committee under the terms of the compensation, nominating and corporate governance committee’s charter. Subject to the terms of our 2017 Plan, our board of directors may also delegate to one or more of our officers the authority to (1) designate employees other than officers to receive specified stock awards and (2) determine the number of common shares to be subject to such stock awards. Our board of directors has also delegated joint authority to our Chief Executive Officer and Chief Financial Officer to make certain stock option grants up to a maximum of 250,000 common shares to newly hired employees who are not officers within the meaning of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, among other limitations. Subject to the terms of our 2017 Plan, the administrator has the authority to determine the terms of awards, including recipients, the exercise price or strike price of stock awards, if any, the number of shares subject to each stock award, the fair market value of one common share, the vesting schedule applicable to the awards, together with any vesting acceleration, the form of consideration, if any, payable upon exercise or settlement of the stock award and the terms and conditions of the award agreements for use under our 2017 Plan.

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

C. Board Practices.

Our board of directors is composed of eight members. Each director is elected for a one-year term. The current members of our board of directors were appointed at our annual general meeting of shareholders held on June 13, 2017 to serve until our 2018 annual general meeting of shareholders.

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

Audit Committee

The audit committee, which consists of Barbara Duncan, Ed Mathers and Frank Verwiel, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the compensation, retention and oversight of the work of our independent registered public accounting firm and statutory auditors who are appointed by the shareholders pursuant to Swiss corporation law. Ms. Duncan serves as chairman of the committee. The audit committee consists exclusively of members of our board of directors who are financially literate, and Ms. Duncan is considered an “audit committee financial expert” as defined by the U.S. Securities and Exchange Commission, or SEC. Our board of directors has determined that Ms. Duncan, Mr. Mathers and Dr. Verwiel satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

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

Compensation, Nominating and Corporate Governance Committee

Our compensation, nominating and corporate governance committee consists of three members, Annette Clancy, Rafaèle Tordjman and James I. Healy. Our board of directors has determined that each of Ms. Clancy and Drs. Tordjman and Healy are independent under the Nasdaq listing standards, are “non-employee directors” as defined in Rule 16b-3 promulgated under the Exchange Act and are “outside directors” as that term is defined in Section 162(m) of the Code. The chair of our compensation, nominating and corporate governance committee is Ms. Clancy. The primary purpose of our compensation, nominating and corporate governance committee is to discharge our board of directors’ responsibilities to oversee our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate. We are subject to the Swiss Ordinance against excessive compensation in listed stock corporations, known as the “Minder” rules. As a result of the Minder rules, the members of the compensation, nominating and corporate governance committee must be elected by our shareholders and the aggregate compensation of our board of directors and executive officers must also be approved by our shareholders.

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

D. Employees.

As of December 31, 2017, we had 39 employees. None of our employees are represented by any collective bargaining agreements. We believe that we maintain good relations with our employees. At each date shown, we had the following number of employees, broken out by department and geography.

	As of December 31,
	2017	2016	2015
Function
Research and preclinical development	8	8	6
Clinical, medical and regulatory affairs	17	11	10
Management and administrative	14	8	5
Total	39	27	21
Geography
Switzerland	33	27	21
United States	6	—	—

E. Share Ownership.

For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

The following table sets forth information with respect to the beneficial ownership of our common shares as of December 31, 2017 for:

•	each beneficial owner of 5% or more of our outstanding common shares;
•	each of our directors and executive officers; and
•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include common shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of December 31, 2017. Percentage ownership calculations are based on 37,131,262 common shares outstanding as of December 31, 2017.

Except as otherwise indicated, all of the shares reflected in the table are common shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of common shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding common shares subject to options held by that person that are immediately exercisable or exercisable within 60 days of December 31, 2017. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of ObsEva SA, Chemin des Aulx, 12, 1228 Plan-les-Ouates, Geneva, Switzerland.

Name of Beneficial Owner	Number	Percentage
Principal Shareholders:
Sofinnova Venture Partners VIII, L.P.(1)	4,749,623	12.8%
New Enterprise Associates 15, L.P.(2)	4,586,563	12.4%
Fund Sofinnova Capital VII FCPR (3)	4,282,607	11.5%
Orbimed Private Investments V, LP(4)	2,605,531	7.0%
HBM Healthcare Investments (Cayman) Ltd(5)	2,319,780	6.3%
Entities affiliated with Venrock Healthcare Capital Partners II, L.P.(6)	2,103,843	5.7%
Ares Trading S.A.(7)	1,949,303	5.3%
Executive Officers and Directors:
Ernest Loumaye	3,116,799	8.4%
Timothy Adams	(*)
Jean-Pierre Gotteland	(*)
Elke Bestel	(*)
Fabien Lefebvre de Ladonchamps	(*)
Ben T.G. Tan	(*)
Annette Clancy	(*)
Barbara Duncan	(*)
James I. Healy(1)	4,761,738	12.8%
Ed Mathers(2)	4,598,678	12.4%
Rafaèle Tordjman	(*)
Frank Verwiel	(*)
Jacky Vonderscher	(*)
All current directors and executive officers as a group (13 persons)(8)	13,278,067	35.8%

*	Represents beneficial ownership of less than 1%.
(1)

The information is based solely on a Schedule 13D/A filed by Sofinnova Venture Partners VIII, L.P., or Sofinnova VIII, Sofinnova Management VIII, L.L.C., Dr. Michael F. Powell, Dr. James I. Healy and Dr. Anand Mehra on October 19, 2017.  Consists of 4,749,623 common shares directly held by Sofinnova VIII. Sofinnova Management VIII, L.L.C. is the general partner of Sofinnova VIII, and Dr. Anand Mehra, Dr. James I. Healy (a member of our board of directors) and Dr. Michael F. Powell, the managing members of Sofinnova Management VIII, L.L.C., may be deemed to have shared voting and dispositive power with respect to such shares. The address of Sofinnova VIII is c/o Sofinnova Ventures, Inc., 3000 Sand Hill Road, Bldg. 4, Suite 250, Menlo Park, California 94025.

(2)

The information is based solely on a Schedule 13D filed by New Enterprise Associates 15, L.P., or NEA 15, NEA Partners 15, L.P., or NEA Partners 15, NEA 15 GP, LLC, or NEA 15 LLC, Peter J. Barris, Forest Baskett, Anthony A. Florence, Jr., Joshua Makower, David M. Mott, Jon M. Sakoda, Scott D. Sandell, Peter W. Sonsini and Ravi Viswanathan on October 17, 2017. Consists of 4,586,563 common shares directly held by NEA 15. The shares directly held by NEA 15 are indirectly held by NEA Partners 15, the sole general partner of NEA 15, NEA 15 LLC, the sole general partner of NEA Partner 15 and each of the individual Managers of NEA 15 LLC. The individual Managers of NEA 15 LLC, or collectively, the NEA 15 Managers, are Peter J. Barris, Forest Baskett, Anthony A. Florence, Jr., Joshua Makower, David M. Mott, Jon M. Sakoda, Scott D. Sandell, Peter W. Sonsini and Ravi Viswanathan. NEA 15, NEA Partners 15, NEA 15 LLC and the NEA 15 Managers share voting and dispositive power with regard to our securities directly held by NEA 15. Ed Mathers, a partner of New Enterprise Associates, Inc., is a member of our board of directors. The address of New Enterprise Associates 15, L.P. is c/o New Enterprise Associates, Inc., 1954 Greenspring Drive, Suite 600, Timonium, Maryland 21093.

(3)

The information is based solely on a Schedule 13G/A filed by Sofinnova Capital VII FCPR, Sofinnova Partners SAS, Denis Lucquin, Antoine Papiernik, Henrijette Richter, Monique Saulnier and Graziano Seghezzi on February 14, 2018.  Consists of 4,282,607 common shares directly held by Fund Sofinnova Capital VII FCPR. Sofinnova Partners SAS, a French corporation and the management company of Fund Sofinnova Capital VII, may be deemed to have sole voting and dispositive power over the shares held by Fund Sofinnova Capital VII. The managing partners of Sofinnova Partners SAS, Denis Lucquin, Antoine Papiernik, Henrijette Richter, Monique Saulnier and Graziano Seghezzi, may be deemed to have shared voting and dispositive power with respect to such shares. The address of Fund Sofinnova Capital VII is Sofinnova Partners, Immeuble le Centorial, 16-18 Rue du Quatre-Septembre, 75002 Paris, France.

(4)

The information is based solely on a Schedule 13G/A filed by OrbiMed Capital GP V LLC and OrbiMed Advisors LLC on February 13, 2018. Consists of 2,605,531 common shares directly held by Orbimed Private Investments V, LP, or OPI V. OrbiMed Capital GP V LLC, or GP V, is the sole general partner of OPI V, and OrbiMed Advisors LLC, or Advisors, a registered adviser under the Investment Advisers Act of 1940, as amended, is the sole managing member of GP V. By virtue of such relationships, GP V and Advisors may be deemed to have voting and investment power with respect to the shares held by OPI V and as a result may be deemed to have beneficial ownership of such shares. The address of OPI V is 601 Lexington Avenue, 54th floor, New York, New York 10022.

(5)

The information is based solely on a Schedule 13G/A filed by HBM Healthcare Investments (Cayman) Ltd. on February 14, 2018. Consists of 2,319,780 common shares directly held by HBM Healthcare Investments (Cayman) Ltd. The board of directors of HBM Healthcare Investments (Cayman) Ltd. has sole voting and dispositive power with respect to the shares. The board of directors of HBM Healthcare Investments (Cayman) Ltd. is comprised of Jean-Marc LeSieur, Richard H. Coles, Sophia Harris, Dr. Andreas Wicki, Mark Kronenfeld, M.D. and Richard Paul Woodhouse, none of whom has individual voting or dispositive power with respect to the shares. The address of HBM Healthcare Investments (Cayman) Ltd is Governor’s Square, Suite 4-212-2, 23 Lime Tree Bay Avenue, West Bay, Grand Cayman, Cayman Islands.

(6)

The information is based solely on a Schedule 13G filed by Venrock Healthcare Capital Partners II, L.P., or VHCP II, VHCP Co-Investment Holdings II, LLC, or Co-Invest II, VHCP Management II, LLC, Bong Koh and Nimish Shah on February 1, 2018. Consists of (a) 1,496,966 common shares directly held by VHCP II and (b) 606,877 common shares directly held by Co-Invest II. VHCP Management II, LLC is the sole general partner of VHCP II and the manager of Co-Invest II and may be deemed to beneficially own these shares. Bong Koh and Nimish Shah are members of VHCP Management II, LLC and may be deemed to beneficially own the shares held by VHCP II and Co-Invest II. The address for each of VHCP II, Co-Invest II, VHCP Management II, LLC, Bong Koh and Nimish Shah is 530 Fifth Avenue, 22nd Floor, New York, NY 10036.

(7)

The information is based solely on a Schedule 13G/A filed by Ares Trading S.A., Merck Serono S.A. and Merck KGaA on January 22, 2018. Consists of 1,949,303 common shares directly held by Ares Trading S.A. Ares Trading S.A. is the wholly owned subsidiary of Merck Serono S.A., which is the wholly owned subsidiary of Merck KGaA. By virtue of such relationships, Merck Serono S.A. and Merck KGaA may be deemed to have shared voting and dispositive power with respect to the shares held by Ares Trading S.A. The address of Ares Trading S.A. is Zone Industrielle de l’Ouriettaz, 1170 Aubonne, Switzerland.

(8)	Includes 64,932 common shares issuable upon the exercise of options that are exercisable within 60 days of December 31, 2017.

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

In October 2017, we completed a private placement of 5,140,625 common shares and warrants to purchase an aggregate of 2,359,375 common shares, which were exercised on October 13, 2017. Upon completion of the private placement, 37,131,262 common shares were outstanding.

As of December 31, 2017, we estimate that approximately 48% of our outstanding common shares were held in the United States by eight holders of record. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose common shares are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B. Related Party Transactions.

Since January 1, 2017, we have engaged in the following transactions with our directors, executive officers and holders of more than five percent (5%) of our outstanding voting securities and their affiliates, which we refer to as our related-parties.

Issuance of Common Shares in Our Private Placement

Funds affiliated with New Enterprise Associates 15, L.P., Sofinnova Venture Partners VIII, L.P., Venrock Healthcare Capital Partners II, L.P. and VHCP Co-Investment Holdings II, LLC, each of which is a holder of more than 5% of our common shares, purchased an aggregate of 1,250,000 shares, 1,000,000 shares, 418,029 shares and 169,471 shares, respectively, of our common shares in our private placement of common shares and prepaid warrants in October 2017. All shares were purchased at the offering price of $8.00 per share.

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

Nasdaq Global Select Market

	Per Common Share
	High	Low
Annual
2017 (beginning January 26, 2017)	$14.69	$5.00
Quarterly
First Quarter 2017 (beginning January 26, 2017)	$14.69	$10.35
Second Quarter 2017	$11.69	$5.00
Third Quarter 2017	$8.95	$6.15
Fourth Quarter 2017	$12.49	$8.15
First Quarter 2018 (through March 7, 2018)	$15.81	$9.05
Month Ended:
October 2017	$10.99	$8.15
November 2017	$12.49	$9.24
December 2017	$10.50	$9.27
January 2018	$13.51	$9.05
February 2018	$15.81	$10.14
March 2018 (through March 7, 2018)	$14.92	$12.74

On March 7, 2018, the closing price of our common shares on Nasdaq was $13.96 per common share.

B. Plan of Distribution.

Not applicable.

C. Markets.

Our common shares have been listed on Nasdaq under the symbol “OBSV” since January 26, 2017.

D. Selling Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

Item 10. Additional Information.

A. Share Capital.

Not applicable.

B. Memorandum and Articles of Association.

Subject to the specifications mentioned below, the information set forth in our prospectus dated February 1, 2018, as amended on February 23, 2018, and on March 1, 2018, filed with the SEC, under the headings “Description of Share Capital—The Company,” “Description of Share Capital—Share Capital,” “Description of Share Capital—Articles of Association,” “Description of Share Capital—General Meeting of Shareholders,” “Description of Share Capital—Voting Rights,” “Description of Share Capital—Dividends and Other Distributions,” “Description of Share Capital—Transfer of Shares,” “Description of Share Capital—Inspection of Books and Records,” “Description of Share Capital—Compulsory Acquisitions; Appraisal Rights,” “Description of Share Capital—Board of Directors,” “Description of Share Capital—Conflict of Interest, Management Transactions” “Description of Share Capital—Principles of the Compensation of the Board of Directors and the Executive Management,” “Comparison of Swiss Law and Delaware Law” and “Enforcement of Judgments” is incorporated herein by reference.

Our articles of association, as amended during our extraordinary general meeting of shareholders held on January 26, 2018, were recorded with the commercial registry of the Swiss canton of Geneva on January 31, 2018, and the related amendments were published in the Swiss Official Gazette of Commerce on February 5, 2018. Based on the authorization of the extraordinary general meeting of shareholders, dated January 26, 2018, our board of directors has decided, on March 7, 2018, to increase our share capital by an aggregate par value of CHF 269,230, through the issuance of 3,499,990 common shares, to be fully paid-in, with a par value of CHF 1/13 per share. Prior to the issuance of these shares, our board of directors will have to hold a meeting before a public notary for, inter alia, amending the articles of association of the company as a result of the share capital increase. The amended articles of association will then need to be registered with the commercial registry of the Swiss canton of Geneva, which we expect to occur on or about March 26, 2018. The new shares will be issued when their registration with the commercial registry of the Swiss canton of Geneva has occurred.

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

Securities Purchase Agreement

On October 9, 2017, we entered into a securities purchase agreement, or the Purchase Agreement, with certain accredited investors, or the Investors, pursuant to which we, in a private placement, agreed to issue and sell to the Investors an aggregate of 5,140,625 common shares, at a price per share of $8.00, and prepaid warrants to purchase an aggregate of 2,359,375 common shares. We retained Jefferies LLC and BMO Capital Markets Corp. as the placement agents for the private placement. In connection with the private placement, we also entered into a registration rights agreement, dated October 9, 2017, with the Investors. Pursuant to the terms of the registration rights agreement, we were obligated to prepare and file with the SEC a registration statement to register for resale the common shares and the prepaid warrants on or prior to November 12, 2017.

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

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	entities or arrangements classified as partnerships for U.S. federal income tax purposes;
•	tax-exempt entities;
•	persons that own or are deemed to own ten percent or more of our stock;
•	persons who acquired our voting stock pursuant to the exercise of a stock option or otherwise as compensation; or
•	persons holding shares in connection with a trade or business conducted outside of the United States.

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

We do not believe that we were a PFIC in prior taxable years and we do not expect to be a PFIC for our taxable year ending December 31, 2018. However, our operations generate very limited amounts of non-passive income. Until we generate sufficient revenue from active licensing and other non-passive sources, there is a risk that we will be a PFIC under the PFIC income test. Moreover, we hold a substantial amount of cash and cash equivalents. Because the calculation of the value of our assets may be based in part on the value of our common shares, the value of which may fluctuate considerably, it is difficult to predict whether we will be a PFIC under the PFIC asset test. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion. Because PFIC status is a fact specific determination, and generally cannot be made until the close of the taxable year in question, no assurance can be given that we will not be a PFIC for our current taxable year and that we will not be a PFIC in future taxable years. Our United States counsel expresses no opinion with respect to our PFIC status for prior years, the current taxable year or any future years.

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

As of December 31, 2017, we had $110.8 million of cash and cash equivalents and we had no debt.

Interest Rate Risk

Our cash is held in readily available checking and money market accounts. These securities are generally not dependent on interest rate fluctuations that may cause the principal amount of these assets to fluctuate. As a result, a change in market interest rates would not have any significant impact on our financial position or results of operations. As of December 31, 2017, we had no debt and, therefore, have no material interest rate risk exposure.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

On January 25, 2017, we completed our initial public offering of common shares pursuant to a Registration Statement on Form F-1, as amended (Registration No. 333-215383) that was declared effective on January 25, 2017. Under the registration statement, we sold an aggregate of 6,450,000 common shares. All of these common shares were sold at a price to the public of $15.00 per share, yielding net proceeds of $88.5 million after deducting $6.8 million of underwriting discounts and commissions, excluding estimated offering expenses. Credit Suisse Securities (USA) LLC, Jefferies LLC and Leerink Partners LLC were joint book-running managers for the initial public offering. We paid the offering expenses in connection with the initial public offering, which were $3.2 million, and which included SEC registration fees, FINRA filing fees, Nasdaq listing fees, legal fees and expenses, printing expenses, accounting fees and expenses as well as other miscellaneous costs, but excluded the underwriting discounts and commissions.

On October 13, 2017, we completed a private placement of 5,140,626 common shares at a price of $8.00 per share and prepaid warrants to purchase an aggregate of 2,359,375 common shares with an exercise price of $8.00 per share. The warrants were exercised on October 13, 2017. We received net proceeds of $56.3 million from the private placement.

We anticipate that we will use the net proceeds from our initial public offering and our private placement to advance the development of OBE2109, nolasiban and OBE002 and to fund other research and development activities, as well as for working capital and other general corporate purposes. None of the net proceeds were used to make payments (other than compensation paid to our executive officers, directors and an affiliate of one of our directors, each as described in this Annual Report), directly or indirectly, to (i) any of our directors, officers or their associates, (ii) any persons owning 10% or more of our common shares or (iii) any of our affiliates. The intended use of the net proceeds has not materially changed from the information mentioned in the prospectus relating to the Registration Statement.

Item 15. Controls and Procedures.

Disclosure Controls and Procedures

Our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2017, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Under the supervision and with the participation of our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), management assessed our internal control over financial reporting based upon the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2017.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements, and can only provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

Item 16C. Principal Accountant Fees and Services.

PricewaterhouseCoopers SA, or PWC, has served as our independent registered public accounting firm for 2017 and 2016. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	December 31,
	2017	2016
	(in thousands)
Audit Fees	$611	$1,010
Audit-Related Fees	—	248
Tax Fees	—	10
Other Fees	10	186
Total	$621	$1,454

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

“Other Fees” consist of advisory services relating to the adoption or application of IFRS.

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

Independent Directors

Swiss law does not require that a majority of our board of directors consist of independent directors. Our board of directors therefore may include fewer independent directors than would be required if we were subject to Nasdaq Listing Rule 5605(b)(1). In addition, we are not subject to Nasdaq Listing Rule 5605(b)(2), which requires that independent directors must regularly have scheduled meetings at which only independent directors are present.

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

Item 16H. Mine Safety Disclosure.

Not applicable.

PART III

Item 17. Financial Statements.

See pages F-1 through F-27 of this Annual Report on Form 20-F.

Item 18. Financial Statements.

Not applicable.

Item 19. Exhibits.

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	Articles of Association of the Registrant	Form F-3/A	333-222820	4.1	02/23/2018

4.1	Registration Rights Agreement by and among the Registrant and certain holders of its capital shares, dated as of January 17, 2017	Form F-1/A	333-215383	4.1	01/23/2017

4.2	Series B Shareholders Agreement by and among the Registrant and certain holders of its capital shares, dated as of November 19, 2015	Form F-1	333-215383	4.2	12/30/2016

4.3#	License Agreement, by and between the Registrant and Ares Trading S.A., dated as of August 28, 2013	Form F-1	333-215383	10.1	12/30/2016

4.4#	License Agreement, by and between the Registrant and Ares Trading S.A., dated as of June 10, 2015, as amended	Form F-1	333-215383	10.2	12/30/2016

4.5#	Exclusive License Agreement, by and between the Registrant and Kissei Pharmaceutical Co., Ltd., dated as of November 19, 2015	Form F-1	333-215383	10.3	12/30/2016

4.6#	Cost Splitting Agreement, by and between the Registrant and Kissei Pharmaceutical Co., Ltd., dated as of February 6, 2017	Form 20-F	001-37993	4.6	04/21/2017

4.7	English language translation of Lease Agreement between the Registrant and Eldista GmbH, dated as of July 1, 2013, as amended	Form F-1	333-215383	10.4	12/30/2016

4.8	Securities Purchase Agreement, by and between the Registrant and the investors named therein, dated as of October 9, 2017	Form 6-K	001-37993	99.1	10/11/2017

4.9	Registration Rights Agreement, by and between the Registrant and the investors named therein, dated as of October 9, 2017	Form 6-K	001-37993	99.2	10/11/2017

4.10†	Form of Indemnification Agreement between the Registrant and each of its executive officers and directors	Form F-1/A	333-215383	10.5	01/17/2017

4.11†	Incentive Plan (including form of Issuance Agreement)	Form F-1/A	333-215383	10.6	01/06/2017

4.12†	2017 Equity Incentive Plan	Form F-1/A	333-215383	10.7	01/17/2017

4.13†	Form of Stock Option Grant Notice and Stock Option Agreement under 2017 Equity Incentive Plan	Form F-1/A	333-215383	10.8	01/17/2017

8.1	List of subsidiaries of the Registrant	Form F-1	333-215383	21.1	12/30/2016

Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers SA

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

*	Filed herewith.
**	Furnished herewith.
†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Confidential treatment has been granted from the Securities and Exchange Commission as to certain portions of this document.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ObsEva SA:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ObsEva SA and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive loss, changes in equity and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers SA

/s/ Michael Foley	/s/ Corinne Pointet Chambettaz
Michael Foley	Corinne Pointet Chambettaz

Geneva, Switzerland

March 9, 2018

We have served as the Company’s auditor since 2013.

Consolidated Balance Sheet

(in USD ’000)		As at December 31,
	Notes	2017	2016
ASSETS
Current assets
Cash and cash equivalents	4	110,841	25,508
Other receivables	5	783	783
Prepaid expenses and deferred costs	6	1,490	2,415
Total current assets		113,114	28,706
Non-current assets
Furniture, fixtures and equipment	7	323	121
Intangible assets	8	21,608	16,608
Other long-term assets	9	190	90
Total non-current assets		22,121	16,819
Total assets		135,235	45,525
LIABILITIES AND EQUITY
Current liabilities
Current tax liability	16	51	—
Other payables and current liabilities	5	2,865	2,383
Accrued expenses		6,514	4,269
Total current liabilities		9,430	6,652
Non-current liabilities
Post-employment obligations	10	3,099	2,832
Other long-term liabilities	9	55	—
Total non-current liabilities		3,154	2,832
Shareholders’ equity
Share capital	11	2,864	1,740
Share premium	11	219,335	71,966
Reserves	11	7,119	1,934
Accumulated losses	11	(106,667)	(39,599)
Total shareholders’ equity		122,651	36,041
Total liabilities and shareholders’ equity		135,235	45,525

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Loss

(in USD ’000, except per share data)
		Year ended December 31,
	Notes	2017	2016	2015
Operating income other than revenue	12	16	22	17
OPERATING EXPENSES
Research and development expenses	13	(54,912)	(23,711)	(16,892)
General and administrative expenses	13	(12,568)	(6,452)	(2,954)
Total operating expenses		(67,480)	(30,163)	(19,846)
OPERATING LOSS		(67,464)	(30,141)	(19,829)
Finance income	15	590	36	—
Finance expense	15	(1)	(97)	(38)
NET LOSS BEFORE TAX		(66,875)	(30,202)	(19,867)
Income tax expense	16	(51)	—	—
NET LOSS FOR THE YEAR		(66,926)	(30,202)	(19,867)
Net loss per share
Basic	17	(2.25)	(1.40)	(1.87)
Diluted	17	(2.25)	(1.40)	(1.87)
OTHER COMPREHENSIVE LOSS
Items that will not be reclassified to profit and loss
Remeasurements on post-employment benefit plans		(142)	(599)	(1,356)
Items that may be reclassified to profit or loss
Currency translation differences		—	(83)	(128)
TOTAL OTHER COMPREHENSIVE LOSS		(142)	(682)	(1,484)
TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(67,068)	(30,884)	(21,351)

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

(in USD ’000)		Year ended December 31,
	Notes	2017	2016	2015
NET LOSS BEFORE TAX FOR THE YEAR		(66,875)	(30,202)	(19,867)
Adjustments for:
Depreciation	7	70	46	36
Post-employment cost / (benefit)		7	(384)	57
Share-based payments	18	8,856	2,237	3,268
Finance (income) / expense, net		(589)	61	38
(Increase) / decrease in other receivables		—	(714)	4
Decrease / (increase) in prepaid expenses, deferred costs and other long term-assets		721	(2,033)	273
Increase in other payables and current liabilities		399	1,788	155
Increase in accrued expenses and other long-term liabilities		1,696	612	2,125
NET CASH FLOWS USED IN OPERATING ACTIVITIES		(55,715)	(28,589)	(13,911)
Cash used for rental deposits		(96)	—	—
Payments for plant and equipment	7	(189)	(45)	(50)
Acquisition of a license	8	(5,000)	—	(10,000)
NET CASH FLOWS USED IN INVESTING ACTIVITIES		(5,285)	(45)	(10,050)
Proceeds from issues of shares		156,786	46	75,836
Payment of share issuance costs		(11,042)	(33)	(1,433)
Payment of deferred costs of financing activities		—	(206)	—
Interests paid		(1)	(8)	—
Interests received		—	34	1
NET CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES		145,743	(167)	74,404
Net increase / (decrease) in cash and cash equivalents		84,743	(28,801)	50,443
Cash and cash equivalents as at January 1,		25,508	54,275	4,008
Effects of exchange rate changes on cash and cash equivalents		590	34	(176)
Cash and cash equivalents as at December 31,	4	110,841	25,508	54,275

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

(in USD ’000)	Notes	Share capital	Share premium	Share- based payments reserve	Foreign currency translation reserve	Total reserves	Accumulated losses	Total
December 31, 2014		764	23,255	460	(278)	182	(18,214)	5,987
Loss for the year		—	—	—	—	—	(19,867)	(19,867)
Other comprehensive loss		—	—	—	(128)	(128)	(1,356)	(1,484)
Total comprehensive loss		—	—	—	(128)	(128)	(21,223)	(21,351)
Capital contribution	11	915	77,286	(2,378)	—	(2,378)	—	75,823
Share issuance costs		—	(1,433)	—	—	—	—	(1,433)
Issuance of non-voting shares		15	489	(489)	—	(489)	—	15
Acquisition of license		—	—	2,366	—	2,366	—	2,366
Share-based remuneration	18	—	—	3,268	—	3,268	—	3,268
December 31, 2015		1,694	99,597	3,227	(406)	2,821	(39,437)	64,675
Loss for the year		—	—	—	—	—	(30,202)	(30,202)
Other comprehensive loss		—	—	—	(83)	(83)	(599)	(682)
Total comprehensive loss		—	—	—	(83)	(83)	(30,801)	(30,884)
Issuance of non-voting shares		20	675	(675)	—	(675)	—	20
Acquisition of license	11	26	2,366	(2,366)	—	(2,366)	—	26
Share issuance costs		—	(33)	—	—	—	—	(33)
Share-based remuneration	18	—	—	2,237	—	2,237	—	2,237
Offset of accumulated losses with share premium	11	—	(30,639)	—	—	—	30,639	—
December 31, 2016		1,740	71,966	2,423	(489)	1,934	(39,599)	36,041
Loss for the year		—	—	—	—	—	(66,926)	(66,926)
Other comprehensive loss		—	—	—	—	—	(142)	(142)
Total comprehensive loss		—	—	—	—	—	(67,068)	(67,068)
Issuance of shares - IPO		496	96,254	—	—	—	—	96,750
Issuance of shares - PIPE		592	59,408	—	—	—	—	60,000
Issuance of shares - Incentive Plan		36	3,671	(3,671)	—	(3,671)	—	36
Share issuance costs		—	(11,964)	—	—	—	—	(11,964)
Share-based remuneration	18	—	—	8,856	—	8,856	—	8,856
December 31, 2017		2,864	219,335	7,608	(489)	7,119	(106,667)	122,651

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

The Group is focused on the development and commercialization of novel therapeutics for serious conditions that compromise women’s reproductive health and pregnancy. The Group has a portfolio of three mid- to late-stage development in-licensed compounds (OBE2109, nolasiban and OBE022) being developed in four indications. The Group has no currently marketed products.

These consolidated financial statements are presented in dollars of the United States (USD), rounded to the nearest thousand, except share and per share data, and have been prepared on the basis of the accounting principles described in note 2.

These consolidated financial statements were authorized for issue by the Company’s Board of Directors (the “Board of Directors”) on March 9, 2018.

2. Accounting principles applied in the preparation of the consolidated financial statements

2.1 Basis of preparation

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements are based on a historical cost basis.

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

The Company currently consolidates the financial operations of its two fully-owned subsidiaries, ObsEva Ireland Ltd, which is registered in Cork, Ireland and organized under the laws of Ireland, and ObsEva USA Inc., which is registered and organized under the laws of Delaware, USA. ObsEva Ireland Ltd had no operations and no results of operations to report as of December 31, 2017 and 2016. ObsEva USA Inc. had no operations and no results of operations to report as of December 31, 2016.

2.3 Standards and interpretations published by the IASB

The IASB and the International Financing Reporting Standards Interpretations Committee have recently issued new standards and interpretations to be applied to the Group’s consolidated financial statements.

No new standards and amendments applied by the Group in 2017 had an impact on its consolidated financial statements.

In 2018, the Group will adopt the following new relevant standards:

IFRS 9 Financial Instruments, effective on January 1, 2018, with early adoption allowed

In July 2014, the IASB issued IFRS 9 Financial Instruments which replaces International Accounting Standard (“IAS”) 39 Financial Instruments: Recognition and Measurement. The new standard will change the classification and measurement requirements of financial assets and financial liabilities and the general hedge accounting rules. The Group’s financial assets and liabilities only consisting of cash and cash equivalents, other receivables, other payables and accruals, and with all of those being recognized at amortized cost, the Group does not expect the adoption of the new standard will have a material impact on its consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers, effective on January 1, 2018, with early adoption allowed

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers which replaces IAS 11 Construction Contracts and IAS 18 Revenue and related interpretations. The new standard will establish the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. Due to the absence of revenue for the Group, the adoption of the new standard is not expected to have an impact on the Group’s consolidated financial statements.

In 2019, the Group expects to adopt the following new relevant standards:

IFRS 16 Leases, effective for annual periods beginning on or after January 1, 2019

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

Furniture, fixtures and equipment

Furniture, fixtures and equipment are carried at cost less depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Depreciation is calculated using the straight-line method, on the basis of the following useful lives:

• furniture	5 years
• hardware	3 years
• leasehold improvement	duration of lease

Furniture, fixtures and equipment are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable, on an individual basis. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

Intangible assets

Separately acquired patents, licenses and other intangible assets are recorded at historical cost and subsequently measured at cost less accumulated amortization and any impairment losses.

The acquisition of certain intangible assets, mainly licenses, may involve additional payments contingent on the occurrence of specific events or milestones. Unless the Group already has a present obligation to make the payment at a future date, the initial measurement of the intangible asset does not include such contingent payments. Instead, such payments are subsequently capitalized as intangible assets when the contingency or milestone occurs.

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

Intangible assets are subject to impairment testing annually, and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Post-employment benefits

Group companies operate various pension schemes.

All employees of ObsEva SA participate in a retirement defined benefit plan. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by an independent actuary, using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past-service costs are recognized immediately in the consolidated statement of comprehensive loss.

During 2017, ObsEva USA, Inc established a 401K, defined contribution plan, for the employees of the company. A defined contribution plan is a pension plan under which the amounts paid by the employer are fixed in advance.  The plan assets are held by a third party custodian. ObsEva USA, Inc. contributions to the defined contribution plan are charged to the income statement as incurred. The Group has no further obligation once the contributions have been paid.

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

Foreign currencies

Functional and presentation currency

Items included in the consolidated financial statements of the Group are measured using the currency of the primary economic environment in which each Group’s entity operates (the “functional currencies”).

Until December 31, 2016, the functional currency of the Company was the Swiss franc (CHF). As from January 1, 2017, due to a change of its primary economic environment, the functional currency of ObsEva SA became the US dollar (USD), which is also the functional currency of ObsEva USA, Inc. and the presentation currency of the Group.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are recognized in profit or loss.

Foreign exchange gains and losses that relate to borrowings are presented in the consolidated statement of comprehensive loss, within finance costs. All other foreign exchange gains and losses are presented in the consolidated statement of comprehensive loss on a net basis within other income or other expenses.

Translation into the presentation currency until December 31, 2016

The results and financial position of operations that had a functional currency different from the presentation currency were translated into the presentation currency as follows:

•	assets and liabilities were translated at the exchange rate prevailing on December 31 of each year;
•	income and expenses were translated at average exchange rates; and
•	all resulting exchange differences were recognized in other comprehensive income.

The following rates have been used for the translation from the functional currency to the presentation currency:

	Income statement		Balance sheet
	Average rate (CHF)		Closing rate as of December 31, (CHF)
	2016	2015	2016	2015
USD	0.9850	0.9624	1.0160	1.0010

Share-based compensation

The Group operates two equity incentive plans.

A share-based, equity-settled, plan was formally set-up by the Group in 2013 (the “2013 EIP”). Participants eligible for awards under the 2013 EIP are executives, directors, employees, agents and consultants. The fair value of the shares granted under the 2013 EIP is determined at each grant date by using either an option pricing method that uses a Black-Scholes model or a hybrid method, as appropriate, both based on a combination of the discounted cash flow method, under the income approach, and the backsolve method.

A share-based, equity-settled, plan was formally set-up by the Group in 2017 (the “2017 EIP”). Participants eligible for awards under this plan are executives, directors, employees, agents and consultants. The fair value of the stock-options granted under the 2017 EIP is determined at each grant date by using a Black-Scholes model.

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

Segment information

The Group operates in one segment, which is the research, development of innovative women’s reproductive, health and pregnancy therapeutics. The marketing and commercialization of such therapeutics depend, in large part, on the success of the development phase. The Chief Executive Officer of the Company reviews the consolidated statement of operations of the Group on an aggregated basis and manages the operations of the Group as a single operating segment.

The Group currently generates no revenue from the sales of therapeutics products.

The Group’s activities are not affected by any significant seasonal effect.

The geographical analysis of non-current assets is as follows:

	As at December 31,
in USD ‘000	2017	2016
Switzerland	21,832	16,819
USA	289	—
Total non-current assets as at December 31	22,121	16,819

The geographical analysis of operating expenses is as follows:

	Year ended December 31,
in USD ‘000	2017	2016	2015
Switzerland	63,956	30,163	19,846
USA	3,524	—	—
Total operating expenses	67,480	30,163	19,846

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

•	Share-based compensation: the determination of the fair value of the equity instruments granted involves the use of certain assumptions subject to judgement (note 18);
•

Commencement of depreciation and amortization: the depreciation and amortization starts when the assets are available for use in the manner intended by management, which requires judgement (notes 7 and 8);

•

Research and development costs: the Group recognizes expenditure incurred in carrying out its research and development activities until it becomes probable that future economic benefits will flow to the Group, which results in recognizing such costs as intangible assets, involving a certain degree of judgement (note 13);

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

•

Changes in functional currency: the determination of the functional currencies of Group’s companies based on the primary economic environment of each entity requires a certain degree of judgement from management.

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

Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the Swiss franc (CHF), Euro (EUR) and British Pound (GBP). Foreign exchange risk arises from future commercial transactions (e.g. costs for clinical services) and recognized assets and liabilities. Management has set up a policy to manage the foreign exchange risk against their functional currency. To manage its foreign exchange risk arising from future commercial transactions and recognized assets and liabilities, the Group’s finance department maintains foreign currency cash balances to cover anticipated future requirements.

The sensitivity of profit or loss to changes in the exchange rates in the reported periods are as follows:

EUR positions	Increase /decrease exchange rate vs CHF (2016) and USD (2017)	Effect on profit before tax (in USD ‘000)	Effect on shareholders’ equity (in USD ‘000)
2017	+5%	924	924
	-5%	(924)	(924)
2016	+5%	274	274
	-5%	(274)	(274)
GBP positions	Increase /decrease exchange rate vs CHF (2016) and USD (2017)	Effect on profit before tax (in USD ‘000)	Effect on shareholders’ equity (in USD ‘000)
2017	+5%	98	98
	-5%	(98)	(98)
2016	+5%	193	193
	-5%	(193)	(193)
CHF positions	Increase /decrease exchange rate vs USD	Effect on profit before tax (in USD ‘000)	Effect on shareholders’ equity (in USD ‘000)
2017	+5%	474	474
	-5%	(474)	(474)
USD positions	Increase /decrease exchange rate vs CHF	Effect on profit before tax (in USD ‘000)	Effect on shareholders’ equity (in USD ‘000)
2016	+5%	349	349
	-5%	(349)	(349)

Credit risk

Cash and cash equivalents are deposited with top tier banks and institutions with a short term rating of “A-1” or “P-1” with Standard & Poor’s and Moody’s, respectively.

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

4. Cash and cash equivalents

	As at December 31,
in USD ‘000	2017	2016
Bank deposits	110,841	23,292
Interest bearing deposits	—	2,216
Total cash and cash equivalents as at December 31	110,841	25,508

Split by currency:

	2017	2016
CHF	6%	68%
USD	93%	20%
EUR	1%	10%
GBP	—	2%

5. Receivables and payables

As at December 31, 2017 and December 31, 2016, other receivables consist mainly of reimbursements to be received from third parties, including VAT, insurance premiums and shared-costs of research and development studies, and other payables and other current liabilities include mainly costs of clinical services. All receivables and payables are due from and to third parties and carried at amortized cost.

All payables have a contract maturity within 1 year.

6. Prepaid expenses and deferred costs

As at December 31, 2017, prepaid expenses and deferred costs only consist of prepaid expenses.

As at December 31, 2016, prepaid expenses and deferred costs include USD 2.1 million of prepayments and USD 0.3 million of costs which were incurred in connection with the Company’s Initial Public Offering (“IPO”) and related issuance of new shares. These costs, which consisted principally of legal fees, were deferred and deducted from equity upon issuance of the new shares.

7. Furniture, fixtures and equipment

in USD ‘000	2017	2016
Net book value as at January 1	121	124
Additions	272	45
Depreciation charge	(70)	(46)
Currency translation effects	—	(2)
Net book value as at December 31	323	121
Total cost	495	223
Accumulated depreciation	(172)	(102)

Furniture, fixtures and equipment assets mainly consist of office furniture and leasehold improvements.

8. Intangible assets

in USD ‘000	2017	2016
Net book value as at January 1	16,608	16,857
Additions	5,000	—
Amortization charge	—	—
Currency translation effects	—	(249)
Net book value as at December 31	21,608	16,608
Total cost	21,608	16,608
Accumulated amortization	—	—

As at December 31, 2017, the Group holds a number of licenses to operate several biopharmaceutical product candidates, the value of which is recorded at USD 21.6 million (2016: USD 16.6 million).

Merck Serono licenses

On August 28, 2013, the Group in-licensed nolasiban for USD 4.9 million from Ares Trading S.A., an affiliate of Merck Serono (“Merck Serono”).

In June 2015, the Group acquired the in-license for OBE022 from Merck Serono for an amount of USD 2.4 million.

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

On April 25, 2017, the Group announced the initiation of its Phase 3 clinical program for OBE2109 in uterine fibroids and related activation of sites and start of recruitment. This event triggered the recognition and payment of a USD 5.0 million milestone to Kissei during the second quarter of 2017, that was accounted for as an intangible asset.

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

9. Other long-term assets and liabilities

The Group’s other long-term assets mainly consist of security rental deposits for the Group’s offices.

The Group’s other long-term liabilities consist of long-term components of rent costs for ObsEva USA Inc.

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

In 2016, the pension fund changed the pension conversion rates, what has been considered as an amendment of the pension plan.

in USD ‘000	2017	2016
Change in defined benefit obligation
Defined benefit obligation at January 1,	(9,201)	(7,765)
Current service cost	(795)	(774)
Interest cost	(72)	(70)
Net benefits paid	(1,604)	(643)
Currency translation effects	(403)	163
Remeasurements:
Impact of plan amendment	—	512
Effect of changes in demographic assumptions	—	(316)
Effect of changes in financial assumptions	155	(203)
Effect in experience assumptions	(310)	(105)
Defined benefit obligation at December 31,	(12,230)	(9,201)

in USD ‘000	2017	2016
Change in plan assets
Fair value of plan assets at January 1,	6,369	5,102
Interest income	55	50
Employer contributions	403	333
Employee contributions	403	333
Net benefits paid	1,604	643
Currency translation effects	284	(117)
Remeasurements: return on plan assets (excluding interest income)	13	25
Fair value of plan assets at December 31,	9,131	6,369

	Year ended December 31,
in USD ‘000	2017	2016
Components of defined benefit cost
Current service cost	795	774
Interest expense on defined benefit obligation	72	70
Interest income on plan assets	(55)	(50)
Employee contributions	(403)	(333)
Impact of plan amendment	—	(512)
Total included in staff costs (note 14)	409	(51)

	Year ended December 31,
in USD ‘000	2017	2016
Remeasurements recognized in other comprehensive loss
Effect of changes in demographic assumptions	—	(316)
Effect of changes in financial assumptions	155	(203)
Effect in experience assumptions	(310)	(105)
Return on plan assets (excluding interest income)	13	25
Total remeasurements recognized as other comprehensive loss	(142)	(599)
Cumulative amount of remeasurements immediately recognized in other comprehensive loss	(3,581)	(3,439)

	As at December 31,
in USD ‘000	2017	2016
Amounts recognized in the statement of financial position
Defined benefit obligation	(12,230)	(9,201)
Fair value of plan assets	9,131	6,369
Net liability	(3,099)	(2,832)

in USD ‘000	2017	2016
Change in defined benefit liability
Net defined benefit liability at January 1,	(2,832)	(2,663)
Defined benefit cost included in statement of comprehensive loss	(409)	51
Total remeasurements included in other comprehensive loss	(142)	(599)
Employer contributions	403	333
Currency translation effects	(119)	46
Net defined benefit liability at December 31,	(3,099)	(2,832)

As of the date of preparation of these consolidated financial statements, the annual report for 2017 of the pension fund has not yet been issued, and therefore the detailed structures and assets held at December 31, 2017, are not currently available for presentation. The detailed structures and assets held at December 31, 2016, are as follows:

Plan assets	As at December 31, 2016
Cash	2.7%
Bonds	65.2%
Shares	9.5%
Real estate	15.1%
Mortgages	7.4%
Alternative investments	0.1%
Total	100.0%

To develop the expected long-term rate of return on asset assumption, the Group considered the current level of expected returns on risk free investments (high-quality corporate bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested, and the expectation for future returns of each asset allocation.

The principal actuarial assumptions used were as follows:

	2017	2016
Discount rate	0.80%	0.70%
Salary increase (including inflation)	1.00%	1.00%
Rate of pension increases	0.25%	0.25%
Post-employment mortality table	LPP 2015 G	LPP 2015 G

Sensitivity analysis illustrates the sensitivity of the Group defined benefit obligation at December 31, 2017 by varying the discount rate and the salary increase rate by plus / minus 50 basis points:

in USD ‘000	Discount rate	Discount rate	Salary increase	Salary increase	Rate of pension increase	Rate of pension increase
Sensitivity analysis	plus 50bps	minus 50bps	plus 50bps	minus 50bps	plus 25bps	minus 25bps
Discount rate	1.30%	0.30%	0.80%	0.80%	0.80%	0.80%
Salary increase	1.00%	1.00%	1.50%	0.50%	1.00%	1.00%
Rate of pension increases	0.25%	0.25%	0.25%	0.25%	0.50%	0.00%
Defined benefit obligation	(11,177)	(13,471)	(12,331)	(12,135)	(12,544)	(11,934)

Average duration of the defined benefit obligation					2017	2016
Duration in years					18.8	19.8

Expected contributions by the employer to be paid to the post-employment benefit plans during the annual period beginning after the end of the reporting period amount to approximately USD 440,000.

11. Shareholders’ equity

	Number of shares					in USD ‘000
	Common shares	Preferred A shares	Preferred B shares	Non- voting shares	Total shares	Share capital	Share premium	Total
January 1, 2016	2,215,434	7,706,777	11,079,549	347,113	21,348,873	1,694	99,597	101,291
Issuance of preferred A shares	—	325,000	—	—	325,000	26	2,366	2,392
Share issuance costs	—	—	—	—	—	—	(33)	(33)
Issuance of non-voting shares to employees	—	—	—	264,524	264,524	20	675	695
Offset of accumulated losses with share premium	—	—	—	—	—	—	(30,639)	(30,639)

December 31, 2016	2,215,434	8,031,777	11,079,549	611,637	21,938,397	1,740	71,966	73,706

	Number of shares					in USD ‘000
	Common shares	Preferred A shares	Preferred B shares	Non- voting shares	Total shares	Share capital	Share premium	Total
January 1, 2017	2,215,434	8,031,777	11,079,549	611,637	21,938,397	1,740	71,966	73,706
Conversion of preferred and non-voting shares	19,722,963	(8,031,777)	(11,079,549)	(611,637)	—	—	—	—
Issuance of shares - IPO	6,450,000	—	—	—	6,450,000	496	96,254	96,750
Issuance of shares - PIPE	7,500,000	—	—	—	7,500,000	592	59,408	60,000
Issuance of shares - Incentive Plan	454,548	—	—	—	454,548	36	3,671	3,707
Share issuance costs	—	—	—	—	—	—	(11,964)	(11,964)
December 31, 2017	36,342,945	—	—	—	36,342,945	2,864	219,335	222,199

Share capital and share premium

As at December 31, 2017, the total outstanding share capital of USD 2.9 million, fully paid, consisted of 36,342,945 common shares, excluding 778,134 non-vested shares and 10,183 treasury shares. As at December 31, 2016, the total outstanding share capital of USD 1.7 million consisted of 2,215,434 common shares, 8,031,777 series A preferred shares, 11,079,549 series B preferred shares and 611,637 non-voting shares, excluding 1,237,665 non-vested non-voting shares and 5,200 treasury non-voting shares. Series A preferred shares and series B preferred shares had preferential rights as to the liquidation proceeds within the terms of the article of association, and conferred the same voting rights as those attached to common shares. Non-voting shares were part of the non-voting share capital and had the same financial rights than those attached to common shares, with no right to vote or to participate in the ordinary and extraordinary meetings of the Group. The Company’s non-voting shares and series A and series B preferred shares were converted into common shares upon the closing of the IPO. All shares have a nominal value of 1/13 of a Swiss franc, translated into USD using historical rates at the issuance date.

On February 23, 2016, the shareholders approved for statutory purposes a resolution to offset the accumulated losses with the share premium balance for an amount of USD 30.6 million. This transaction had no impact on the overall equity position.

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

On January 30, 2017, the Company completed an IPO and issued 6,450,000 common shares at a subscription price of USD 15.00 per share and a par value of 1/13 of a Swiss franc per share. The gross proceeds of USD 96.8 million have been recorded in equity net of directly related share issuance costs of USD 8.2 million.

On October 13, 2017, the Company completed a private placement with institutional investors and issued 7,500,000 common shares at a subscription price of USD 8.00 per share and a par value of 1/13 of a Swiss franc per share. The gross proceeds of USD 60.0 million have been recorded in equity net of directly related share issuance costs of USD 3.7 million.

Equity incentive plans

In 2017, the Company issued 454,548 common shares (2016: 264,524 non-voting shares) under its 2013 EIP (see note 18). All shares and non-voting shares issued under the 2013 EIP have a nominal value of 1/13 of a Swiss franc, translated into USD using historical rates at the issuance date.

Authorized share capital

The authorized share capital that is not outstanding as at December 31, 2017 and December 31, 2016 is as follows:

	As at December 31,
Number of shares	2017	2016
Authorized share capital	6	11,590,631

On January 26, 2018, the authorized share capital of the Company has been increased to 18,565,625 shares by resolution of an Extraordinary General Meeting of the Shareholders.

12. Revenue and other operating income

The Group currently derives no revenue from sales of its biopharmaceutical product candidates.

Operating income other than revenue mainly relates to compensation received from the Swiss tax authorities as the Company acts as collecting agent of the withholding tax on salaries.

13. Operating expenses by nature

	Year ended December 31,
in USD ‘000	2017	2016	2015
External research and development costs	43,268	16,811	10,784
Staff costs (note 14)	17,999	7,436	7,313
Professional fees	2,862	4,016	743
Rents	592	427	367
Travel expenses	1,073	541	313
Patent registration costs	426	512	87
Depreciation	70	46	36
Other	1,190	374	203
Total operating expenses by nature	67,480	30,163	19,846

Due to the difficulty in assessing when research and development projects would generate revenue, the Group expenses all research and development costs on the consolidated statement of comprehensive loss. In 2017, research and development expenses amounted to USD 54.9 million (2016: USD 23.7 million, 2015: USD 16.9 million).

The depreciation expense has been allocated as follows:

	Year ended December 31,
in USD ‘000	2017	2016	2015
Research and development expenses	44	35	28
General and administrative expenses	26	11	8
Total depreciation	70	46	36

14. Staff costs

	Year ended December 31,
in USD ‘000	2017	2016	2015
Wages and salaries	7,715	4,807	3,384
Social charges	993	443	337
Post-employment benefits expense	435	(51)	324
Share-based payments	8,856	2,237	3,268
Total staff costs	17,999	7,436	7,313

The Group employed on average 32.3 full-time equivalents (“FTE”) in 2017, compared to 22.4 FTE in 2016 and 16.2 FTE in 2015, and 37.7 FTE as at December 31, 2017 compared to 25.3 FTE as at December 31, 2016 and 19.9 FTE as at December 31, 2015.

For the year ended December 31, 2016, the post-employment benefits line includes a gain of USD 512 thousand relating to the plan amendment enacted in 2016.

15. Finance income and expense

Finance income mainly relates to foreign exchange gains and interests on bank deposits.

Finance expense mainly relates to foreign exchange losses and interest expense.

16. Income taxes and deferred taxes

The Group is subject to income taxes in Switzerland, Ireland and the United States.

The Company is subject in Switzerland to a municipal and cantonal income tax rate of 22.6% and to a federal tax rate of 8.5% on its profits after tax. It is entitled to carry forward any loss incurred for a period of seven years and can offset such losses carried forward against future taxes. In 2015, the Company was granted by the State Council of the Canton of Geneva an exemption of income and capital tax at municipal and cantonal levels for the period from 2013 until 2022. Because of this exemption, and the fact that the Company has incurred net losses since its inception, no income tax expense at the municipal, cantonal or federal levels was recorded in the Company for the years ended December 31, 2017 and 2016. Additionally, due to the uncertainty as to whether it will be able to use its net loss carryforwards for tax purposes in the future, no deferred taxes have been recognized on the balance sheet of the Company as of December 31, 2017 and December 31, 2016.

The following details the tax losses carry forwards of the Company and their respective expiring dates.

Expiring tax losses

	As at December 31,
in USD ‘000	2017	2016
2020	2,925	2,808
2021	11,587	11,123
2022	16,253	15,602
2023	28,631	27,484
2024	58,596	—
Total unrecorded tax losses carry forwards	117,992	57,017

The Company’s Irish subsidiary has no activity, and, therefore, no income tax expense was recorded in such entity for the years ended December 31, 2017 and 2016.

The Company’s U.S. subsidiary, ObsEva USA Inc., is a service organization for the Group and is therefore subject to taxes on the revenues generated from its services to the Group that are charged based upon the U.S. subsidiary’s cost plus arrangement with the Group. Because the U.S. subsidiary started operating in January 2017, no income tax expense was recorded in such entity for the year ended December 31, 2016. The profits of the U.S. subsidiary for the year ended December 31, 2017 were subject to a total U.S. income tax rate of 39.3% based on both the U.S. federal and Massachusetts state tax rates. The income tax for the year ended December 31, 2017 was USD 51 thousand. Additionally, due to the uncertainty as to whether ObsEva USA Inc. will be able to use a deferred tax asset for tax purposes in the future, no deferred taxes have been recognized on the balance sheet of the Group as of December 31, 2017 and December 31, 2016.

The following elements explain the difference between the income tax expense at the applicable Group tax rate and the effective income tax expense:

	Year ended December 31, 2017
in USD ‘000	ObsEva SA	ObsEva USA	Total Group
Net loss before tax	(65,397)	(1,478)	(66,875)
Statutory tax rate (blended at Group level)	7.8%	39.3%	8.5%
Income tax credit at statutory tax rates	(5,123)	(581)	(5,704)
Tax impact of permanent differences	577	225	802
Temporary differences not recognized as deferred tax assets	—	407	407
Tax on losses not recognized as deferred tax assets	4,546	—	4,546
Effective income tax expense	—	51	51
Effective tax rate	0%	3.5%	0.1%

	Year ended December 31, 2016
in USD ‘000	ObsEva SA	ObsEva USA	Total Group
Net loss before tax	(30,202)	—	(30,202)
Statutory tax rate (blended at Group level)	7.8%	—	7.8%
Income tax credit at statutory tax rates	(2,366)	—	(2,366)
Tax impact of permanent differences	145	—	145
Tax on losses not recognized as deferred tax assets	2,221	—	2,221
Effective income tax expense	—	—	—
Effective tax rate	0%		0%

17. Loss per share

As of December 31, 2017, the Company has one category of shares, which are common shares. As of December 31, 2016 and 2015, the Company’s shares were comprised of ordinary shares, consisting of both common shares and non-voting shares, and series A and series B preferred shares. The Company’s non-voting shares and series A and series B preferred shares were converted into common shares upon the closing of the IPO on January 25, 2017.

For the years ended December 31, 2016 and 2015, as the series A and series B preferred shares participated with ordinary shares in the profit or loss on a pro-rata basis, the net loss was allocated to each class pro-rata to their weighted average number of shares outstanding during the period.

The basic loss per share is calculated by dividing the loss of the period attributable to the ordinary shares by the weighted average number of ordinary shares (common and non-voting) outstanding during the period as follows:

Year ended December 31, 2017
Common shares
Net loss attributable to shareholders(in USD ‘000)	(66,926)
Weighted average number of shares outstanding	29,799,047
Basic and diluted loss per share (in USD)	(2.25)

	Year ended December 31, 2016
	Preferred B shares	Preferred A shares	Common and non-voting shares
Net loss attributable to shareholders (in USD ‘000)	(15,516)	(10,910)	(3,776)
Weighted average number of shares outstanding	11,079,549	7,790,475	2,695,898
Basic and diluted loss per share (in USD)	(1.40)	(1.40)	(1.40)

	Year ended December 31, 2015
	Preferred B shares	Preferred A shares	Common and non-voting shares
Net loss attributable to shareholders (in USD ‘000)	(2,380)	(14,384)	(3,102)
Weighted average number of shares outstanding	1,274,910	7,706,777	1,661,231
Basic and diluted loss per share (in USD)	(1.87)	(1.87)	(1.87)

For the year ended December 31, 2017, 778,134 non-vested shares, 10,183 treasury shares and 1,866,740 shares issuable upon the exercise of stock-options, which would have an anti-dilutive impact on the calculation of the diluted earnings per share, were excluded from the calculation. For the year ended December 31, 2016, 1,237,662 non-vested shares, 5,200 treasury shares and no shares issuable upon the exercise of stock-options were excluded. For the year ended December 31, 2015, 623,145 non-vested shares, 80,353 treasury shares and no shares issuable upon the exercise of stock-options were excluded.

18. Share-based compensation

The total expenses arising from share-based payment transactions recognized during the period as part of staff costs were as follows:

	Year ended December 31,
in USD ‘000	2017	2016	2015
Employee 2013 EIP	5,497	2,237	890
Employee 2017 EIP	3,359	—	—
Anti-dilution provisions	—	—	2,378
Total share-based compensation	8,856	2,237	3,268

Employee equity incentive plan 2013

The Company established the 2013 EIP for employees, executives, directors and consultants (the “Beneficiaries”) of the Group.

Upon enrollment in the 2013 EIP, Beneficiaries were granted a certain number of shares which they were entitled to acquire at a pre-determined price of 1/13 of a Swiss franc. The pre-determined price was generally paid by the Beneficiaries at the grant date and recognized as a pre-payment until the vesting period elapses resulting in the shares issuance being accounted for.

The shares generally fully vest over a four year vesting period, with 25% of the shares underlying the grant vesting after one year, and 1/48th of the shares underlying the grant vesting each month over a further period of three years.

The Group has no present obligation to repurchase or settle the shares in cash.

	2017	2016	2015
Number of shares issued under the 2013 EIP	454,548	264,524	182,429
Average grant date fair value (in USD)	—	11.37	2.48
Expense arising from the 2013 EIP (in USD ’000)	5,497	2,237	890

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

The Group has stopped granting equity instruments under the 2013 EIP in 2016.

Employee equity incentive plan 2017

The Company established in 2017 the 2017 EIP for Beneficiaries of the Group, under which 1,866,740 stock-options were granted during the year ended December 31, 2017. The stock-options vest under a 3-year or 4-year vesting schedule, have a 10-year expiration term and have a strike price equivalent to the share price at grant date.

Movements in the number of stock-options outstanding under the 2017 EIP were as follows:

2017
At January 1,	—
Granted	1,866,740
Forfeited	—
Exercised	—
At December 31,	1,866,740

At December 31, 2017, of the outstanding 1,866,740 stock-options, 46,708 were exercisable.

The outstanding stock-options have the following range of exercise prices and expiration dates:

Range of exercise prices	Expiration date 2020
USD 15.00 to USD 17.99	136,500
USD 12.00 to USD 14.99	31,950
USD 9.00 to USD 11.99	1,173,290
USD 6.00 to USD 8.99	525,000
Total outstanding options	1,866,740

The weighted average fair value of the stock-options granted during the year ended December 31, 2017, determined using a Black-Scholes model was USD 6.98. The significant inputs to the model were:

2017
Weighted average share price at grant date	USD 9.19
Weighted average strike price	USD 9.19
Weighted average 10-year volatility	58%
Dividend yield	0%
Weighted average 10-year risk free rate	2.35%

Since the Company has a short track record as a public company, expected volatility has been determined based on the historical trend of an appropriate sample of public companies operating in the biotech and pharmaceutical industry.

Anti-dilution provisions

The shareholders’ agreement signed in 2013 included specific anti-dilution clauses benefiting one of the Group’s founders, Ernest Loumaye (the “Founder”). Subject to specified exceptions, per this clause, if, as a result of a share issuance, the Founder’s shareholding in the Group’s certain classes of shares was diluted below 10%, then the Founder was entitled to acquire at nominal value (1/13 of a Swiss franc) a number of common shares allowing him to maintain his shareholding at 10%.

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

The anti-dilution provisions are no longer effective and had no impact on the years ended December 31, 2017 and 2016.

19. Commitments and contingencies

Operating lease commitments

	As at December 31,
in USD ‘000	2017	2016
Within 1 year	535	243
Later than 1 year and no later than 5 years	2,145	121
Later than 5 years	144	—
Total	2,824	364

Operating lease commitments relate to the Group’s lease for its headquarters in Geneva, Switzerland and its subsidiary’s lease in Boston, Massachusetts, USA.

Contingencies

As a result of the licenses granted to the Group, the following contingencies are to be noted:

Kissei license

Under the terms of the license and supply agreement, the Group would be obligated to make milestone payments upon the achievement of specified regulatory milestones with respect to OBE2109. The total of all potential undiscounted future payments that the Group could be required to make under this arrangement ranges between USD 0 and USD 188 million, of which USD 5 million have already been paid.

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

20. Related parties transactions

As of December 31, 2017, the Group’s related parties include key management (Board of Directors and Executive Committee) and members of their immediate families. The following transactions were carried out with related party:

•	Key management remuneration

The Board of Directors is composed of 8 members, whereas the Executive Committee is composed of 6 members. The following table sets forth the total remuneration recorded for members of the Board of Directors and Executive Committee:

	Year ended December 31,
in USD ‘000	2017	2016
Short-term employee benefits (including base and variable cash remuneration)	3,403	1,890
Post-employment benefits	135	(18)
Share-based payments	6,451	1,614
Total	9,989	3,486

•	Other transactions with related parties

There were no other significant transactions with related parties during the years presented.

21. Going concern

The Group fulfills its obligations by the use of its cash reserves. The Board of Directors believes the Group will be able to meet all of its obligations for a further 12 months as they fall due and, hence, the consolidated financial statements have been prepared on a going concern basis.

22. Events after the reporting period

There were no material events after the balance sheet date.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OBSEVA SA

/s/ Ernest Loumaye
By:	Ernest Loumaye
Title:	Chief Executive Officer (Principal Executive Officer)

Date: March 9, 2018

125