Form 20-F
period 2018-12-31
ObsEva SA
filed 2019-03-05
CIK 1685316

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Common shares, par value CHF 1/13 per share: 45,477,137 common shares outstanding as of December 31, 2018

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☐  Yes    ☒  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this Annual Report on Form 20-F, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this Annual Report on Form 20-F, the words “anticipate,” “believe,” “continue” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “ongoing,” “objective,” “plan,” “potential,” “predict,” “should,” “will” and “would,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	the success, cost, timing and potential indications of our product candidates’ development activities and clinical trials, including our ongoing and future trials of linzagolix, nolasiban and OBE022;
•

our ability to obtain and maintain regulatory approval of our product candidates, including linzagolix, nolasiban and OBE022, in any of the indications for which we plan to develop them, and any related restrictions, limitations or warnings in the label of an approved product;

•	the results of ongoing or future clinical trials, including of linzagolix, nolasiban and OBE022;
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

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A. Selected Financial Data

We have derived the selected consolidated statements of comprehensive loss for the years ended December 31, 2018, 2017 and 2016 presented below and the selected consolidated balance sheet data as of December 31, 2018 and 2017 presented below from our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. The selected consolidated statement of comprehensive loss for the year ended December 31, 2015 and the selected consolidated balance sheet data as of December 31, 2016 and 2015 have been derived from our audited consolidated financial statements not included in this Annual Report on Form 20-F. This data should be read together with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” as well as our financial statements and notes thereto appearing elsewhere in this Annual Report on Form 20-F. Our historical results are not necessarily indicative of the results to be expected in the future.

We present the audited consolidated financial statements in U.S. dollars and in accordance with IFRS.

	Year ended December 31,
	2018	2017	2016	2015	2014
	(in thousands, except share and per share data)
Consolidated Statements of Comprehensive Loss:
Operating income other than revenue	$15	$16	$22	$17	$45
Operating expenses:
Research and development expenses	(62,872)	(54,912)	(23,711)	(16,892)	(11,402)
General and administrative expenses	(14,297)	(12,568)	(6,452)	(2,954)	(1,560)
Total operating expenses	(77,169)	(67,480)	(30,163)	(19,846)	(12,962)
Operating loss	(77,154)	(67,464)	(30,141)	(19,829)	(12,917)
Finance income	393	590	36	—	109
Finance expense	—	(1)	(97)	(38)	-
Net loss before tax	(76,761)	(66,875)	(30,202)	(19,867)	(12,808)
Income tax benefit / (expense)	45	(51)	—	—	—
Net loss	$(76,716)	$(66,926)	$(30,202)	$(19,867)	$(12,808)
Net loss per share, basic and diluted(1)	$(1.91)	$(2.25)	$(1.40)	$(1.87)	$(1.41)

(1)

See Note 17 to our audited consolidated financial statements and appearing elsewhere in this Annual Report on Form 20-F for a description of the method used to compute basic and diluted net loss per share attributable to common shareholders.

	As of December 31,
	2018	2017	2016	2015	2014
Consolidated Balance Sheet Data:
Cash and cash equivalents	$138,640	$110,841	$25,508	$54,275	$4,008
Working capital(1)	128,311	103,684	22,054	50,266	2,566
Total assets	167,440	135,235	45,525	71,590	9,279
Total liabilities	20,524	12,584	9,484	6,915	3,292
Share capital	3,420	2,864	1,740	1,694	764
Accumulated losses	(183,927)	(106,667)	(39,599)	(39,437)	(18,214)
Total shareholders’ equity	146,916	122,651	36,041	64,675	5,987

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

Since our inception, we have incurred significant operating losses. Our net loss was $76.7 million, $66.9 million and $30.2 million for the years ended December 31, 2018, 2017 and 2016, respectively. As of December 31, 2018, we had accumulated losses of $214.5 million, out of which $30.6 million were offset with share premium. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We have devoted substantially all of our efforts to in-licensing and developing our product candidates, linzagolix, nolasiban and OBE022, as well as capital raising, and building our management team. It could be several years, if ever, before we have a commercialized product. The net losses we incur may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially if and as we:

•	continue the ongoing and planned clinical development of linzagolix, nolasiban and OBE022 and make required milestone payments for linzagolix under license agreements;
•	conduct nonclinical studies required for the continued development and regulatory approval of our existing clinical programs, including an environmental assessment for linzagolix;
•	initiate preclinical studies and clinical trials for any additional indications for our current product candidates and any future product candidates that we may pursue;
•	continue to build our portfolio of product candidates through the acquisition or in-license of additional product candidates or technologies;
•	continue to develop, maintain, expand and protect our intellectual property portfolio;
•	pursue regulatory approvals for our current and future product candidates that successfully complete clinical trials;
•	ultimately establish a sales, marketing and distribution infrastructure to commercialize any product candidate for which we may obtain marketing approval;
•	hire additional clinical, regulatory, scientific and accounting personnel; and
•	incur additional legal, accounting and other expenses in operating as a public company.

To become and remain profitable, we must develop and eventually commercialize one or more product candidates with significant market potential. This will require us to be successful in a range of challenging activities, including completing clinical trials of linzagolix, nolasiban and OBE022, developing commercial scale manufacturing processes, obtaining marketing approval, manufacturing, marketing and selling any current and future product candidates for which we may obtain marketing approval, and satisfying any post-marketing requirements. We are only in the preliminary stages of most of these activities and, in some cases, have not yet commenced certain of these activities. We may never succeed in any or all of these activities and, even if we do, we may never generate sufficient revenue to achieve profitability.

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

As of December 31, 2018, our cash and cash equivalents was $138.6 million. We raised $88.5 million in net proceeds from our initial public offering in January 2017, $56.3 million in net proceeds from our private placement in October 2017 and $72.4 million in net proceeds from our underwritten public offering in June 2018. In addition, during 2018, we sold treasury shares from our “at the market” (ATM) program, generating net proceeds of $19.4 million. We expect our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements into mid-2020. This estimate is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we expect. Changes may occur beyond our control that would cause us to consume our available capital before that time, including changes in and progress of our development activities and changes in regulation. Our future capital requirements will depend on many factors, including:

•	the scope, progress, results and costs of our ongoing, planned and any future required clinical trials for linzagolix, nolasiban and OBE022;
•	the timing and amount of milestone payments we are required to make under our license agreements;
•	the extent to which we in-license or acquire other product candidates and technologies;
•	the number and development requirements of other product candidates that we may pursue;
•	the costs, timing and outcome of regulatory review of our product candidates;
•	the costs associated with building out our U.S. operations;
•	the costs and timing of future commercialization activities, including drug manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;
•	the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval;
•	our ability to establish strategic collaborations; and
•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims.

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

Until such time as we can generate substantial product revenue, if ever, we expect to finance our operations through a combination of equity offerings, royalty financing, debt financings, and license and development agreements in connection with any future collaborations. We do not have any committed external source of funds. In the event we seek additional funds, we may raise additional capital through the sale of equity or convertible debt securities. In such an event, our shareholders may experience substantial dilution, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of holders of our common shares. Royalty financing, if available, may only provide future payments contingent upon development, regulatory or commercial milestones and royalty payments as a percentage of our future sales. Debt financing, if available, could result in increased fixed payment obligations and may involve agreements that include restrictive covenants, such as limitations on our ability to incur additional debt, make capital expenditures, acquire, sell or license intellectual property rights or declare dividends, and other operating restrictions that could hurt our ability to conduct our business.

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

Risks Related to the Development of Our Product Candidates

We depend entirely on the success of a limited number of product candidates, which are in clinical development. If we do not obtain regulatory approval for and successfully commercialize one or more of our product candidates or we experience significant delays in doing so, we may never become profitable.

We do not have any products that have received regulatory approval and may never be able to develop marketable product candidates. We expect that a substantial portion of our efforts and expenses over the next few years will be devoted to linzagolix, nolasiban and OBE022, and as a result, our business currently depends heavily on the successful development, regulatory approval and commercialization of these product candidates. We cannot be certain that our product candidates will receive regulatory approval or will be successfully commercialized even if they receive regulatory approval. The research, testing, manufacturing, safety, efficacy, labeling, approval, sale, marketing and distribution of our product candidates are, and will remain, subject to comprehensive regulation by the FDA, EMA and comparable foreign regulatory agencies. Failure to obtain regulatory approval for our product candidates in the United States, the European Union or other jurisdictions will prevent us from commercializing and marketing our product candidates. The success of our product candidates will depend on several additional factors, including:

•	completing clinical trials that demonstrate their efficacy and safety;
•	need for additional clinical trials necessitated by future interactions with regulatory authorities;
•	receiving marketing approvals from applicable regulatory authorities;
•	completing any post-marketing studies required by applicable regulatory authorities;
•	establishing and maintaining commercial manufacturing capabilities;
•	launching commercial sales, marketing and distribution operations;
•	the prevalence and severity of adverse events experienced with our product candidates;
•	acceptance of our product candidates by patients, the medical community and third-party payors;
•	a continued acceptable safety profile following approval;
•	obtaining and maintaining coverage and adequate reimbursement from third-party payors for our product candidates;
•	competing effectively with other therapies, including with respect to the sales and marketing of our product candidates, if approved; and
•	qualifying for, maintaining, enforcing and defending our intellectual property rights and claims.

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

In addition, because we in-licensed linzagolix from Kissei and nolasiban and OBE022 from Ares Trading S.A., an affiliate of Merck Serono, or Merck Serono, we were not involved in and had no control over the preclinical and clinical development of these product candidates prior to entering into these in-license agreements. In addition, we are relying on Kissei and Merck Serono to have conducted such research and development in accordance with the applicable protocol, legal, regulatory and scientific standards, having accurately reported the results of all clinical trials conducted prior to our acquisition of linzagolix, nolasiban and OBE022, and having correctly collected and interpreted the data from these studies and trials. To the extent any of these has not occurred, expected development time and costs may be increased which could adversely affect the marketing approval for and any future revenue from these product candidates.

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

We may experience delays in our ongoing or future preclinical studies or clinical trials, and we do not know whether future preclinical studies or clinical trials will begin on time, need to be redesigned, enroll an adequate number of patients on time or be completed on schedule, if at all. The completion of clinical trials for our clinical product candidates may be delayed, suspended or terminated as a result of many factors, including:

•	the FDA or comparable foreign regulatory authorities disagreeing as to the design or implementation of our clinical trials;
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

Further, conducting clinical trials in foreign countries, which we are doing for our product candidates, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to the clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries. Similarly, conducting clinical trials in the United States, which we are doing for our product candidates, presents risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in the United States to adhere to the clinical protocol, managing additional administrative burdens associated with United States regulatory schemes, as well as economic risks relevant to the United States.

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

We have previously sought, and intend to seek in the future, formal advice and guidance from the FDA or other applicable foreign regulatory agencies prior to advancing our product candidates into further studies or pivotal clinical trials.

Based on feedback received from regulatory authorities in Europe on our nolasiban development program, we initiated an additional Phase 3 trial primarily in European, Canadian and CIS or Russian centers, or the IMPLANT 4 trial, prior to the end of 2018. Assuming IMPLANT 4 trial results confirm IMPLANT 1 and IMPLANT 2 results, we intend to use this data to file a European marketing authorization application (MAA), which is being planned for late 2019, and have commenced pre-commercial strategic planning. Feedback received from the FDA did not provide the clarity that we were hoping to see on the design of pivotal clinical trials to support an IVF indication in the United States. We are working with the FDA to reach agreement on certain elements. Upon agreement with the FDA, which we hope will be achieved in 2019, we are ready to pursue our clinical trial program in the United States, which may begin in the second half of 2019. In the meantime, we do not anticipate incurring any significant cost for the U.S. clinical program.

In addition, in December 2018, we sought guidance from the FDA on our endometriosis clinical development program for linzagolix at an End of Phase 2 meeting. Based upon FDA feedback, we plan to commence a Phase 3 clinical development program for linzagolix for the endometriosis indication in the first quarter of 2019.

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

Before obtaining regulatory approvals for the commercial sale of our product candidates, we must demonstrate through lengthy, complex and expensive preclinical testing and clinical trials that our product candidates are both safe and effective for use in each target indication, and failures can occur at any stage of testing. Clinical trials, such as our initial Phase 2 clinical trial for nolasiban, often fail to demonstrate definitive efficacy or safety of the product candidate studied for the target indication.

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

For example, in evaluation of linzagolix to date, patients have experienced adverse events consistent with the suppression of estradiol, including hot flashes and irregular uterine bleeding. Occurrence of serious treatment-related side effects could impede subject recruitment and clinical trial enrollment or the ability of enrolled patients to complete the trial, require us to halt the clinical trial, and prevent receipt of regulatory approval from the FDA, EMA or any comparable foreign regulatory agency. They could also adversely affect physician or patient acceptance of our product candidates or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

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

In addition, our clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. We expect that some trial sites that participate in our clinical trials may also participate in clinical trials being conducted to develop competitive compounds, which will reduce the number of patients who are available for our clinical trials at such clinical trial site.

For example, enrollment in our Phase 3 clinical trial of linzagolix for the treatment of uterine fibroids and endometriosis may be impacted by other compounds being developed for those indications, as well as the fact that a competitive oral GnRH receptor antagonist received FDA approval for treating endometriosis associated pain in 2018 and is now commercially available. In addition, for the clinical trials for OBE022, we are enrolling pregnant women, presenting with pre-term labor, a patient population that may be reluctant to enroll in clinical trials, given the sensitivity around pregnancy. As a result, enrollment in our planned clinical trials for OBE022 is difficult to predict and may take longer or cost more than we anticipate.

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

We have never commercialized a product candidate. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, in-licensing or acquiring our product candidates and undertaking preclinical studies and clinical trials of our product candidates. We currently have no sales force, marketing or distribution capabilities. To achieve commercial success of our product candidates, if any are approved, we will have to develop our own sales, marketing and supply capabilities or outsource these activities to a third party. While we announced the hiring of a Chief Commercial Officer in July 2018 to lead the strategic and logistical planning of these activities, including market access, the success of such activities once undertaken may be influenced by several factors outside of our control.

Factors that may affect our ability to commercialize our product candidates on our own include recruiting and retaining adequate numbers of effective sales and marketing personnel, obtaining access to and educating an adequate numbers of physicians as to the benefits of our product candidates and other unforeseen costs associated with creating an independent sales and marketing organization. Developing a sales and marketing organization requires significant investment, is time-consuming and could delay the launch of our product candidates. We may not be able to build an effective sales and marketing organization in the United States, the European Union or other key global markets. If we are unable to build our own distribution and marketing capabilities or to find suitable partners for the commercialization of our product candidates, we may have difficulties generating revenue from them.

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

With respect to linzagolix, in 2018, the first compound from the oral gonadotropin-releasing hormone, or GnRH, receptor antagonist class received regulatory approval in the United States for the treatment of pain associated with endometriosis. AbbVie Inc. has been commercializing elagolix, brand named Orilissa, in the United States since August 2018, and has publicly stated intentions to submit a regulatory application for the uterine fibroids associated with heavy menstrual bleeding indication in 2019. We are aware of one other oral GnRH receptor antagonist product candidate being developed in Phase 3 clinical trials for endometriosis and uterine fibroids indications, relugolix from Myovant Sciences, Inc. We also anticipate competing with GnRH receptor agonists, including Lupron (leuprolide acetate), marketed by AbbVie Inc. and Takeda Pharmaceuticals, Visanne (dienogest), which is approved for the treatment of endometriosis outside the United States and marketed by Bayer. Ulipristal acetate, a Selective Progesterone Receptor Modulator (or SPRM), which is approved for the treatment of moderate-to-severe symptoms of uterine fibroids outside the United States and marketed by Gedeon Richter in Europe and other regions, and by Allergan in Canada. Ulipristal acetate, experienced severe label restrictions of usage in 2018 due to post marketing liver safety issues.  Allergan had submitted an NDA for ulipristal acetate but disclosed receipt of a complete response letter (CRL) from the FDA in August 2018 that the NDA is not approvable in its current form and requesting additional information. Recently, Bayer Schering which was conducting an exhaustive clinical development program for Vilaprisan for the treatment of uterine fibroids and endometriosis announced stopping its development activities. In addition, oral contraceptives and nonsteroidal anti-inflammatory drugs, or NSAIDs, are routinely used as a first-line therapy for the treatment of symptoms associated with endometriosis and uterine fibroids and have a meaningful success rate at mitigating the symptoms associated with these conditions.

With respect to nolasiban, there are no other oxytocin receptor antagonists approved either for oral administration or for use in connection with IVF. However, it is our understanding that Ferring Pharmaceuticals Inc. has barusiban in its development pipeline, an oxytocin receptor antagonist, to be administered subcutaneously, that may be developed for use in connection with IVF. Nevertheless, to our knowledge, no new clinical trial activity has been publicly announced since completion of a Phase 2 trial in 2015. Ferring Pharmaceuticals’ atosiban, an oxytocin receptor antagonist, to be administered by continuous infusion, has been used off-label in investigator initiated trials in connection with IVF outside the United States.

With respect to OBE022, Tractotile (atosiban) is approved to delay preterm birth outside of the United States, and we anticipate potential competition as a single agent, if not used in combination with OBE022 given their different mechanisms of action. In terms of clinical development, it is our understanding that GlaxoSmithKline terminated the in-house development of retosiban, an oxytocin receptor antagonist, designed to delay preterm birth. Currently available prostaglandin synthesis inhibitors, such as NSAIDs may also represent competitive therapies, some of which may be used off-label as standard of care, despite risk of serious side effects for the neonates. Makena, which is registered in the USA for preventing preterm delivery in high risk patients, is seen as a complement rather than a competitor for OBE022, due to its mechanism of action and regime of administration (bi-weekly administration to be initiated between week 16 and 20 of gestation). We may also compete with other companies acquiring and developing or marketing drug therapies or products for women’s reproductive health diseases.

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

The successful commercialization of certain of our product candidates will depend in part on the extent to which governmental authorities and health insurers establish coverage and adequate reimbursement levels, as well as pricing policies. Failure to obtain or maintain coverage and adequate reimbursement for our product candidates, if approved, could limit our ability to market those products and decrease our ability to generate revenue.

The availability of coverage and adequacy reimbursement by governmental healthcare programs such as Medicare and Medicaid, private health insurers and other third-party payors are essential for most patients to be able to afford products such as our product candidates, if approved. Our ability to achieve acceptable levels of coverage and reimbursement for products by governmental authorities, private health insurers and other organizations will have an effect on our ability to successfully commercialize, and attract additional collaboration partners to invest in the development of our product candidates. Coverage under certain government programs, such as Medicare, Medicaid and Tricare, may not be available for certain of our product candidates. Assuming we obtain coverage for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. We cannot be sure that coverage and reimbursement in the United States, the European Union or elsewhere will be available for any product that we may develop, and any reimbursement that may not be adequate to make our products affordable for patients or profitable for us and may become available, may be decreased or eliminated in the future.

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

Even if we obtain regulatory approval for linzagolix, nolasiban, OBE022 or future product candidates, they will remain subject to ongoing regulatory oversight.

Even if we obtain any regulatory approval for linzagolix, nolasiban, OBE022 or future product candidates, they will be subject to extensive and ongoing regulatory requirements for manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, sampling and record-keeping. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with current good manufacturing practices, or cGMP, regulations and good clinical practices, or GCPs, for any clinical trials that we conduct post-approval, all of which may result in significant expense and limit our ability to commercialize such products. In addition, any regulatory approvals that we receive for linzagolix, nolasiban, OBE022 or future product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a REMS as a condition of approval of our product candidates, which could include requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools.

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

Although physicians, in the practice of medicine, may prescribe approved drugs for unapproved indications, pharmaceutical companies are prohibited from marketing or promoting their drug products for uses outside the approved label, a practice known as off-label promotion. Certain of our product candidates, including OBE022 and nolasiban, are under development for indications for which off-label use is common. For example, nifedipine and NSAIDS are prescribed off-label for the treatment of preterm labor, although they are not approved for this use. Similarly, the anticipated market for linzagolix is characterized by the use of oral contraceptives as a first-line therapy, which have been prescribed off-label for the treatment of a variety of indications. To the extent the price of our product candidates, if approved, is significantly higher than the prices of commercially available products that are frequently prescribed off-label, physicians may recommend and prescribe these commercial alternatives instead of writing prescriptions for our products. Either of these outcomes may adversely impact our results of operations by limiting how we price our product and increasing our competition.

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

In the United States, engaging in the impermissible promotion of our products, following approval, for off-label uses can also subject us to false claims litigation under federal and state statutes, which can lead to civil and criminal penalties and fines, agreements with governmental authorities that materially restrict the manner in which we promote or distribute drug products through, for example, corporate integrity agreements, and debarment, suspension or exclusion from participation in federal and state healthcare programs. These false claims statutes include, among others, the federal civil False Claims Act, which allows any individual to bring a lawsuit against a pharmaceutical company on behalf of the federal government alleging submission of false or fraudulent claims, or causing others to present such false or fraudulent claims, for payment by a federal program such as Medicare or Medicaid. If the government decides to intervene and prevails in the lawsuit, the individual will share in the proceeds from any fines or settlement funds. If the government declines to intervene, the individual may pursue the case alone. These false claims lawsuits against pharmaceutical companies have increased significantly in volume and breadth, leading to several substantial civil and criminal settlements regarding certain sales practices promoting off-label drug uses. This growth in litigation has increased the risk that a pharmaceutical company will have to defend a false claim action, pay settlement fines or restitution, as well as criminal and civil penalties, agree to comply with burdensome reporting and compliance obligations, and be excluded from Medicare, Medicaid and other federal and state healthcare programs. If we do not lawfully promote our approved products, if any, we may become subject to such litigation and, if we do not successfully defend against such actions, those actions may have an adverse effect on our business, financial condition, results of operations and prospects.

Even if any of our product candidates receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

Even if the FDA, EMA or any comparable foreign regulatory agency approves the marketing of any product candidates that we develop, physicians, patients, third-party payors or the medical community may not accept or use them. Efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may not be successful. If linzagolix, nolasiban, OBE022 or any future product candidate that we develop does not achieve an adequate level of acceptance, we may not generate significant product revenue or any profits from operations. The degree of market acceptance of linzagolix, nolasiban, OBE022 or any of our future product candidates that are approved for commercial sale will depend on a variety of factors, including:

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

In addition, the potential market opportunity for linzagolix, nolasiban, OBE022 or any other product candidate we may develop is difficult to estimate precisely. Our estimates of the potential market opportunity are predicated on several key assumptions such as industry knowledge and publications, third-party research reports and other surveys. While we believe that our internal assumptions are reasonable, these assumptions may be inaccurate. If any of the assumptions proves to be inaccurate, then the actual market for linzagolix, nolasiban, OBE022 or our future product candidates could be smaller than our estimates of the potential market opportunity. If the actual market for linzagolix, nolasiban, OBE022 or our future product candidates is smaller than we expect, or if the products fail to achieve an adequate level of acceptance by physicians, health care payors and patients, our revenue from product sales may be limited and we may be unable to achieve or maintain profitability.

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

We are party to several license agreements under which we in-license patent rights and other intellectual property related to or business, including a license and supply agreement with Kissei, under which we were granted an exclusive license relating to linzagolix and license agreements with Merck Serono, pursuant to which we were granted exclusive worldwide licenses relating to nolasiban and OBE022. We may enter into additional license agreements in the future. Our license agreements impose, and we expect that future license agreements will impose, various diligence, milestone payment, royalty, insurance and other obligations on us. Any uncured, material breach under these license agreements could result in our loss of rights to practice the patent rights and other intellectual property licensed to us under these agreements, and could compromise our development and commercialization efforts for linzagolix, nolasiban and OBE022, or any future product candidates. See “Item 4.B—Business Overview” for a more detailed description of our current license agreements.

We may be required to make significant payments in connection with our license and supply agreement with Kissei.

We acquired exclusive rights to linzagolix pursuant to our license and supply agreement with Kissei in November 2015. Under the terms of Kissei license and supply agreement, we are obligated to share certain development costs with Kissei in addition to our own direct development costs. Additionally, we may make significant payments in connection with certain milestones and the sale of resulting products. If these obligations become due under the terms of the Kissei license and supply agreement within the next eighteen months, our development efforts may be delayed and/or we may have to seek additional funding earlier than currently planned.

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

The agreements under which we currently in-license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could harm our business, financial condition, results of operations and prospects. If any of our current or future licenses or material relationships or any in-licenses upon which our current or future licenses are based are terminated or breached, we may:

•	lose our rights to develop and market linzagolix, nolasiban, OBE022 or any future product candidates;
•	lose patent protection for linzagolix, nolasiban, OBE022 or any future product candidates;
•	experience significant delays in the development or commercialization of linzagolix, nolasiban, OBE022 or any future product candidates;
•	not be able to obtain any other licenses on acceptable terms, if at all; or
•	incur liability for damages.

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

We rely on our third-party manufacturers to source the supply of the materials for our product candidates and, in the case of linzagolix, Kissei is the exclusive supplier of API. The inability to obtain supply of the materials for our product candidates or the failure of, or loss of, our exclusive supplier to supply us with the API for linzagolix would materially and adversely affect our business.

We currently rely on and expect to continue to rely on third parties for the manufacturing and supply of chemical compounds for the clinical trials of our product candidates and, if approved, our commercial supply. Further, Kissei has the exclusive right to supply us with the active pharmaceutical ingredient, or API, for linzagolix for our clinical trials and commercial supply, if approved, subject to limited specified exceptions within the control of Kissei. Reliance on third-party suppliers may expose us to different risks than if we were to manufacture product candidates ourselves. The facilities used by our contract manufacturers to manufacture our product candidates must be approved by the FDA or other regulatory authorities pursuant to inspections that will be conducted after we submit our NDA or comparable marketing application to the FDA or other regulatory agency. Although we have auditing rights with all our manufacturing counterparties, we do not have control over a supplier’s or manufacturer’s compliance with these laws, regulations and applicable cGMP standards and other laws and regulations, such as those related to environmental health and safety matters.

To meet our projected needs for clinical supplies and support our activities through regulatory approval and commercial manufacturing, the CMOs with whom we currently work will need to increase scale of production, or we will need to secure alternate suppliers. With respect to linzagolix, we have entered into an exclusive agreement for the supply of the linzagolix API with Kissei. A CMO that Kissei is using to supply the linzagolix API received a warning letter from the FDA in November 2016 citing deviations from cGMP requirements with respect to its drug manufacturing facility. Kissei has now obtained linzagolix cGMP supply from two additional suppliers, both of which are different from the supplier who received the warning letter from the FDA in November 2016. For nolasiban and OBE022, we obtain supply on a purchase order basis from a different single source. However, we believe that there are multiple potential sources for our contract manufacturing for nolasiban and OBE022. We have started engaging alternative suppliers for the cGMP manufacturing of nolasiban. We have not started engaging alternate suppliers for the manufacturing of OBE022. Additionally, any damage to or destruction of our or our third-party manufacturers’ or suppliers’ facilities or equipment may significantly impair our ability to manufacture our product candidates on a timely basis.

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

•

a new Medicare Part D coverage gap discount program, in which manufacturers must now agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

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
•

establishment of a Center for Medicare and Medicaid Innovation at the Centers for Medicare & Medicaid Services, or CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

Some of the provisions of the ACA have yet to be implemented, and there have been judicial and Congressional challenges to certain aspects of the ACA, as well as recent efforts by the Trump administration to repeal or replace certain aspects of the ACA. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the ACA have been signed into law. Legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act, or Tax Act, includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. On January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. The Bipartisan Budget Act of 2018, or the BBA, among other things, amends the ACA, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”. In July 2018, CMS published a final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. While the Texas U.S. District Court Judge, as well as the Trump administration and CMS, have stated that the ruling will have no immediate effect pending appeal of the decision, it is unclear how this decision, subsequent appeals, and other efforts to repeal and replace the ACA will impact the ACA and our business.

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

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models. The U.S. Department of Health and Human Services, or HHS, moved 30% of Medicare payments to alternative payment models tied to the quality or value of services in 2016. Additionally, HHS had set a goal of moving 50% of Medicare payments into these alternative payment models by the end of 2018, but due a policy shift under the Trump administration, it is unclear how and when such changes will be implemented.

In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, including several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare and reform government program reimbursement methodologies for products. At the federal level, the Trump administration’s budget proposal for fiscal year 2019 contains further drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Additionally, the Trump administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. HHS has already started the process of soliciting feedback on some of these measures and, at the same, is immediately implementing others under its existing authority. For example, in September 2018, CMS announced that it will allow Medicare Advantage Plans the option to use step therapy for Part B drugs beginning January 1, 2019, and in October 2018, CMS proposed a new rule that would require direct-to-consumer television advertisements of prescription drugs and biological products, for which payment is available through or under Medicare or Medicaid, to include in the advertisement the Wholesale Acquisition Cost, or list price, of that drug or biological product. On January 31, 2019, the HHS Office of Inspector General proposed modifications to federal Anti-Kickback Statute safe harbors which, among other things, may affect rebates paid by manufacturers to Medicare Part D plans, the purpose of which is to further reduce the cost of drug products to consumers. While a number of these and other proposed measures will require authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

At the state level, individual states in the United States have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our products or put pressure on our product pricing, which could negatively affect our business, results of operations, financial condition and prospects.

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

Our business operations and current and future relationships with investigators, health care professionals, consultants, third-party payors and customers may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws, health information privacy and security laws, and other healthcare laws and regulations. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

Although we do not currently have any products on the market, our operations may be directly, or indirectly through health care professionals, consultants, customers and third-party payors, subject to various U.S. federal and state healthcare laws and regulations, including, without limitation, the U.S. federal Anti-Kickback Statute, the U.S. federal civil and criminal false claims laws and Physician Payments Sunshine Act and regulations. Healthcare providers, physicians and others play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. These laws may impact, among other things, our current business operations, including our clinical research activities, and proposed sales, marketing and education programs and constrain the business of financial arrangements and relationships with healthcare providers, physicians and other parties through which we market, sell and distribute our products for which we obtain marketing approval. In addition, we may be subject to patient data privacy and security regulation by both the U.S. federal government and the states in which we conduct our business. Finally, we may be subject to additional healthcare, statutory and regulatory requirements and enforcement by foreign regulatory authorities in jurisdictions in which we conduct our business. The laws that may affect our ability to operate include:

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

•

the U.S. federal false claims and civil monetary penalties laws, including the federal civil False Claims Act, which, among other things, impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act;

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

•

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their implementing regulations, which imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without appropriate authorization by covered entities subject to HIPAA, i.e. health plans, healthcare clearinghouses and certain healthcare providers, as well as their business associates that perform certain services for or on their behalf involving the use or disclosure of individually identifiable health information;

•	the U.S. federal Food, Drug and Cosmetic Act, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;
•

the U.S. federal legislation commonly referred to as Physician Payments Sunshine Act, enacted as part of the ACA, and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to CMS information related to certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members;

•

analogous state laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including, but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities; state and local laws that require the registration of sales representatives in the jurisdiction; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and

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

It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, we do not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we have licensed from third parties. We prosecute and maintain certain patent rights for our product candidates and rely on our licensors Kissei and Merck Serono to prosecute and maintain other relevant patent rights for linzagolix, nolasiban and OBE022. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our current and future product candidates in the United States or in other foreign countries. Our patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless, and until, a patent issues from such applications, and then only to the extent the issued claims cover the technology.

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

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering linzagolix, nolasiban and OBE022 are obtained, once the patent life has expired for a product candidate, we may be open to competition from competitive medications, including biosimilar or generic medications. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing product candidates similar or identical to ours.

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

Once granted, patents may remain open to opposition, interference, re-examination, post-grant review, inter partes review, nullification or derivation action in court of before patent offices or similar proceedings for a given period after allowance or grant, during which time third parties can raise objections against such grant. In the course of such proceedings, which may continue for a protracted period of time, the patent owner may be compelled to limit the scope of the allowed or granted claims thus attacked, or may lose the allowed or granted claims altogether. In addition, the degree of future protection afforded by our intellectual property rights is uncertain because even granted intellectual property rights have limitations, and may not adequately protect our business. The following examples are illustrative:

•

others may be able to make compounds, or linzagolix, nolasiban and OBE022 formulations that are similar to our linzagolix, nolasiban and OBE022 formulations but that are not covered by the claims of the patents that we own or control;

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

The USPTO has developed, in the last few years, regulations and procedures to govern administration of the AIA, and many of the substantive changes to patent law associated with the AIA, and, in particular, the first to file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the AIA will have on the operation of our business. However, the AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our or our licensors’ or collaboration partners’ patent applications and the enforcement or defense of our or our licensors’ or collaboration partners’ issued patents, all of which could have an adverse effect on our business and financial condition.

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

Our commercial success depends, in part, upon our ability, and the ability of our future collaborators, to develop, manufacture, market and sell linzagolix, nolasiban, OBE022 and any future product candidates, if approved, and use our proprietary technologies without alleged or actual infringement, misappropriation or other violation of the patents and proprietary rights of third parties. There have been many lawsuits and other proceedings involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions and re-examination proceedings before the USPTO, and corresponding foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing product candidates. Some claimants may have substantially greater resources than we do and may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the intellectual property rights of third parties.

We may in the future become party to, or be threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to linzagolix, nolasiban, OBE022 and any future product candidates and technology, including interference or derivation proceedings, post grant review and inter partes review before the USPTO or similar adversarial proceedings or litigation in other jurisdictions. Similarly, we or our licensors or collaborators may initiate such proceedings or litigation against third parties, including to challenge the validity or scope of intellectual property rights controlled by third parties. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future, regardless of their merit. There is a risk that third parties may choose to engage in litigation with us to enforce or to otherwise assert their patent rights against us. Even if we believe such claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, and the holders of any such patents may be able to block our ability to commercialize such product candidate unless we obtained a license under the applicable patents, or until such patents expire or are finally determined to be invalid or unenforceable. Similarly, if any third-party patents were held by a court of competent jurisdiction to cover aspects of our compositions, formulations, or methods of treatment, prevention or use, the holders of any such patents may be able to block our ability to develop and commercialize the applicable product candidate unless we obtained a license or until such patent expires or is finally determined to be invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms, or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. Furthermore, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization of our product candidates, and we have done so from time to time. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In such an event, we would be unable to further practice our technologies or develop and commercialize any of our product candidates at issue, which could harm our business significantly.

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

Filing, prosecuting and defending patents covering linzagolix, nolasiban, OBE022 and any future product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Further, licensing partners may not prosecute patents in certain jurisdictions in which we may obtain commercial rights, thereby precluding the possibility of later obtaining patent protection in these countries. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and may also export infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our product candidates, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

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

We are highly dependent on the management, development, clinical, financial and business development experience of Ernest Loumaye, our Chief Executive Officer, Tim Adams, our Chief Financial Officer, Jean-Pierre Gotteland, our Chief Scientific Officer and Head of R&D, Wim Souverijns, our Chief Commercial Officer, Elke Bestel, our Chief Medical Officer and Head of Pharmacovigilance, Ben T.G. Tan, our Vice President of Commercial and Business Development, and Fabien

Lefebvre de Ladonchamps, our Vice President Corporate Affairs and Finance. Each of these officers may currently terminate their employment with us at any time. We do not maintain “key person” insurance for any of our executives or employees.

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

As of December 31, 2018, we had 45 employees. As our clinical development progresses, we expect to experience growth in the number of our employees and the scope of our operations, particularly in the areas of clinical operations, regulatory affairs and, if any of our product candidates receives marketing approval, sales, marketing and distribution. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

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

The market price of our securities may fluctuate significantly in response to numerous factors, many of which are beyond our control, including

•	positive or negative results of preclinical studies and clinical trials reported by us, strategic partners or competitors;
•	any delay in the commencement, enrollment and the ultimate completion of clinical trials;
•	technological innovations or commercial product introductions by us or competitors;
•	failure to successfully develop and commercialize any of our product candidates;
•	developments, announcements or changes in government regulations relating to drug products, including related to drug pricing, reimbursement and healthcare coverage;
•	delays in in-licensing or acquiring additional complementary product candidates;
•	developments concerning proprietary rights, including patents and litigation matters;
•	public concern relating to the commercial value or safety of any of our product candidates or reproductive therapy generally;
•	financing or other corporate transactions, or inability to obtain additional funding;
•	failure to meet or exceed expectations of the investment community;
•	announcements by therapeutic drug product providers related to pricing of therapeutics;
•	announcements of significant licenses, acquisitions, strategic partnerships or joint ventures by us or our competitors;
•	publication of research reports or comments by securities or industry analysts;
•	changes in the structure of healthcare payment systems;
•	general market or regulatory conditions in the pharmaceutical industry or in the economy as a whole; or
•	other events and factors, many of which are beyond our control.

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

Based upon our common shares outstanding as of December 31, 2018, our executive officers, directors and shareholders who owned more than 5% of our outstanding common shares beneficially own, in the aggregate, approximately 41% of our outstanding common shares. These shareholders, acting together, will be able to significantly influence all matters requiring shareholder approval, including the election and removal of directors and approval of any merger, consolidation or sale of all or substantially all of our assets.

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

As of December 31, 2018, 45,477,137 common shares were issued and outstanding. If a substantial number of these shares were sold in the public market, or the market perceives that such sales may occur, the market price of our common shares could be adversely affected. We have entered into a registration rights agreement pursuant to which we have agreed under certain circumstances to file a registration statement to register the resale of the common shares held by certain of our existing shareholders, as well as to cooperate in certain public offerings of such common shares.

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

We are a Swiss stock corporation. Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in Switzerland. The rights of our shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders and directors of companies governed by the U.S. laws. In the performance of its duties, our board of directors is required by Swiss law to consider the interests of our company, our shareholders, our employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder. Swiss corporate law limits the ability of our shareholders to challenge resolutions made or other actions taken by our board of directors in court. Our shareholders generally are not permitted to file a suit to reverse a decision or an action taken by our board of directors but are instead only permitted to seek damages for breaches of fiduciary duty. As a matter of Swiss law, shareholder claims against a member of our board of directors for breach of fiduciary duty would have to be brought in Geneva, Switzerland, or where the relevant member of our board of directors is domiciled. In addition, under Swiss law, any claims by our shareholders against us must be brought exclusively in Geneva, Switzerland. Class actions and derivative actions as such are not available under Swiss law. In addition, Swiss corporation law restricts our ability to implement rights plans or U.S.-style “poison pills.” Also, there can be no assurance that Swiss law will not change in the future or that it will serve to protect investors in a similar fashion afforded under corporate law principles in the United States, which could adversely affect the rights of investors.

Our common shares are traded on more than one market and this may result in price variations and adversely affect the liquidity and value of our common shares.

Our common shares are listed on the Nasdaq Global Select Market and the SIX Swiss Exchange. Trading in our common shares on these markets takes place in different currencies (U.S. dollars on the Nasdaq Global Select Market and Swiss Francs on the SIX Swiss exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Switzerland). The trading prices of our common shares on these two markets may differ due to these and other factors. Any decrease in the price of our common shares on the SIX Swiss exchange could cause a decrease in the trading price of our common shares on the Nasdaq Global Select Market. Investors could seek to sell or buy our common shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both our share prices on one exchange and the common shares available for trading on the other exchange.

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

Although we do not believe that we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in prior taxable years and we do not expect to be a PFIC for our taxable year ending December 31, 2019, we currently could be or could become a PFIC in the future, which could result in adverse U.S. federal income tax consequences to U.S. holders.

Although we do not believe that we were a PFIC in prior taxable years and we do not expect to be a PFIC for our taxable year ending December 31, 2019, we could be a PFIC in our current taxable year or could become a PFIC in future taxable years. Under the Internal Revenue Code of 1986, as amended, we will be a PFIC for any taxable year in which (1) 75% or more of our gross income consists of passive income or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets and received directly its proportionate share of the income of such other corporation. Passive income generally includes dividends, interest, certain rents and royalties, and capital gains.

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

If a U.S. Holder (as defined in “Item 10 E.—Taxation”) is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our common shares, such U.S. Holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes at least one U.S. subsidiary (ObsEva USA Inc.), if we were to form or acquire any non-U.S. subsidiaries in the future, they may be treated as controlled foreign corporations (regardless of whether ObsEva USA Inc. is treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations from starting with respect to your U.S. federal income tax return for the year for which reporting was due. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations. Further, we cannot provide any assurances that we will furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax payment obligations. U.S. Holders should consult their tax advisors regarding the potential application of these rules to their investment in our common shares.”

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

Future changes to tax laws could materially adversely affect our company and reduce net returns to our shareholders.

The tax treatment of the company is subject to changes in tax laws, regulations and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration and the practices of tax authorities in jurisdictions in which we operate, as well as tax policy initiatives and reforms related to the Organization for Economic Co-Operation and Development’s, or OECD, Base Erosion and Profit Shifting, or BEPS Project, the European Commission’s state aid investigations and other initiatives.

Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are enacted in future tax legislation, regulations, policies or practices, could affect our financial position and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders, and increase the complexity, burden and cost of tax compliance.

In addition, on December 22, 2017, U.S. federal income tax legislation was was signed into law (H.R. 1, “An Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018”, informally titled the Tax Cuts and Jobs Act, or the Tax Act). The Tax Act, among other things, contains significant changes to corporate taxation, including (i) reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, (ii) limitation of the tax deduction for interest expense to 30% of adjusted earnings (except for certain small businesses), (iii) limitation of the deduction for net operating losses to 80% of current year taxable income in respect of net operating losses generated during or after 2018 and elimination of net operating loss carrybacks, (iv) one-time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, (v) immediate deductions for certain new investments instead of deductions for depreciation expense over time, and (vi) modifying or repealing many business deductions and credits. Any federal net operating loss incurred in 2018 and in future years may now be carried forward indefinitely pursuant to the Tax Act. It is uncertain if and to what extent various states will conform to the Tax Act. We will continue to examine the impact the Tax Act may have on our business.

Our ability to use our net operating loss carryforwards to offset future taxable income may be subject to certain limitations.

Our U.S. net operating loss, or NOL, carryforwards generated in tax years ending on or prior to December 31, 2017, are only permitted to be carried forward for 20 years under applicable U.S. tax law. Under the Tax Act, our federal NOLs generated in tax years ending after December 31, 2017, may be carried forward indefinitely, but the deductibility of such federal NOLs generated in tax years beginning after December 31, 2017, is limited. It is uncertain if and to what extent various states will conform to the Tax Act. In addition, under Sections 382 and 383 of the Code and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period, the corporation’s ability to use its pre-change NOL carryforwards and other pre-change U.S. tax attributes to offset its post-change income or taxes may be limited. We may experience ownership changes in the future as a result of subsequent shifts in our stock ownership.

As a result, our pre-2018 NOL carryforwards may expire prior to being used, and our NOL carryforwards generated in 2018 and thereafter will be subject to a percentage limitation.  In addition, it is possible that we have in the past undergone, and in the future may undergo, additional ownership changes that could limit our ability to use all of our pre-change NOLs and other pre-change tax attributes to offset our post-change income or taxes. Similar provisions of state tax law may also apply to limit our use of accumulated state tax attributes. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. As a result, we may be unable to use all or a material portion of our NOLs and other tax attributes, which could adversely affect our future cash flows.

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

Item 4. Information on the Company.

A. History and Development of the Company

Our legal and commercial name is ObsEva SA. We are a Swiss stock corporation (société anonyme) organized under the laws of Switzerland. We were formed in 2012 with an indefinite duration. We are currently registered in Plan-les-Ouates, Geneva, Switzerland. Our principal executive offices are located at Chemin des Aulx, 12, 1228 Plan-les-Ouates, Geneva, Switzerland. Our telephone number is +41 22 552 38 40. Investors should contact us for any inquiries through the address and telephone number of our principal executive office, or via our U.S. office at 1 Financial Center in Boston, MA, telephone number +1 (857) 972-9366. We maintain a website at www.obseva.com. The reference to our website is an inactive textual reference only and the information contained in, or that can be accessed through, our web site is not a part of this Annual Report on Form 20-F.

Our actual capital expenditures for the years ended December 31, 2018, 2017 and 2016 amounted to $105 thousand, $5.3 million and $45 thousand respectively. These capital expenditures primarily consisted of purchase of furniture and office equipment, and payment of $5.0 million to Kissei in 2017 upon execution of the linzagolix licensing agreement. We expect our capital expenditures to increase in absolute terms in the near term in line with our previous expenditures, as we continue to advance our drug development programs and grow our operations. We anticipate our capital expenditures in 2019 to be financed from our existing cash and cash equivalents.

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

We were founded in November 2012 by former executives of PregLem SA, or PregLem, a Swiss-based specialty biopharmaceutical company dedicated to the development and commercialization of innovative drugs for women’s reproductive medicine. While at PregLem, our senior management team collaborated in the clinical development and commercialization of several women’s reproductive health therapeutics, including Esmya (ulipristal acetate) for the treatment of uterine fibroids. PregLem was subsequently acquired by Gedeon Richter in 2010. We believe we will be able to leverage our senior management team’s long-standing experience working together and with key opinion leaders, patient groups, payors, reproductive health networks, fertility clinics, obstetricians and gynecologists, or OB/GYNs, nurses and pharmacists to identify, in-license or acquire, develop and commercialize product candidates. We are merging our passion for, and extensive experience in, the field of women’s reproductive health and pregnancy, to develop therapeutics that can help women lead healthier and more fulfilling lives.

We are focused on providing therapeutic solutions for women between the ages of 15 and 49 who suffer from reproductive health conditions that affect their quality of life, ability to conceive or that complicate pregnancy and the health of newborns. There are millions of women of reproductive age affected by conditions such as endometriosis, uterine fibroids and preterm labor, or that require IVF to conceive. We believe the efficacy of current treatment options is limited and creates a significant unmet need for improved therapeutics for these women. The graphic below depicts the therapeutic focus for women’s reproductive health products:

Our portfolio currently consists of three in-licensed NCEs in clinical development for four indications intended to address areas that we believe present significant unmet medical needs:

•

Linzagolix for the treatment of pain associated with endometriosis and heavy menstrual bleeding associated with uterine fibroids. We are developing linzagolix as a novel, oral GnRH receptor antagonist, for the treatment of pain associated with endometriosis and heavy menstrual bleeding associated with uterine fibroids in pre-menopausal women. Endometriosis is an often painful disorder in which the tissue that normally lines the inside of the uterus, called the endometrium, grows outside of the uterus, causing monthly bleeding and chronic inflammatory reactions inside the abdomen that may result in ovarian cyst formation, scar tissue and adhesions. The symptoms of endometriosis include significant pain during menstrual periods (dysmenorrhea), chronic pelvic pain, pain during intercourse (dyspareunia), pain during defecation (dyschezia), excessive menstrual bleeding and infertility. These symptoms can impact general physical, mental and social well-being. As of 2014, we believe that approximately 2.5 million women in the United States were diagnosed and being treated for endometriosis and that the majority of those women experience significant pain during menstrual periods. Uterine fibroids are common non-cancerous tumors that develop in the muscular wall of the uterus and have disabling symptoms such as heavy menstrual bleeding. According to a study published in the American Journal of Obstetrics & Gynecology in 2003, uterine fibroids affect an estimated 20 to 40% of women over the age of 30 in the United States based on clinical cases and women who undergo treatment.

In previous early stage Phase 1 and Phase 2 clinical trials, linzagolix was observed to have a linear PK profile, a predictable dose-dependent suppression of estradiol and a dose range that was well-tolerated and provided symptom relief. Aimed at addressing the need of the largest possible population in each indication, our clinical trials for both of these indications are designed to assess and potentially support the registration of two regimens of administrations for linzagolix i.e. (i) a moderate dose of linzagolix without hormonal add-back therapy and (ii) a high dose of linzagolix with hormonal add-back therapy. Add-back therapy consists of co-administering estrogen and progestin with a high dose of GnRH receptor antagonist to compensate for the severe depletion of estrogen levels and thus prevent the side effects of estrogen over-suppression such as hot flushes and loss of bone mineral density.

We have completed during the course of 2018 a 24 week treatment of the multiple-dose, placebo-controlled Phase 2b clinical trial of linzagolix in approximately 330 patients with endometriosis, or the EDELWEISS clinical trial. We are currently conducting a 6 month treatment extension phase of the EDELWEISS clinical trial, which, we expect to complete in the first half of 2019. In June 2018, we announced that the EDELWEISS clinical trial successfully met its primary endpoint, a statistically significant increase in patient response rate vs. placebo (defined as a reduction of at least 30% in combined menstrual and non-menstrual pelvic pain, recorded daily and assessed via electronic diary over the last 28 days of treatment on a verbal rating scale, or VRS of 0 (no pain) through 3(severe pain)) following 12 weeks of treatment. In September 2018, we announced positive 24-week treatment results from the EDELWEISS clinical trial, including bone mineral density (BMD) safety assessments. The data showed sustained reduction or further improvement in patient response rate at 24 weeks vs. 12 weeks for key doses which are effective at reducing menstrual and non-menstrual pain as well as at reducing pain during intercourse (dyspareunia) and during defecation (dyschezia). We believe the BMD results support our plan to pursue further development of two doses of linzagolix for the treatment of endometriosis, including a 75 mg once daily dose without low dose hormonal add-back therapy (ABT), and a 200 mg once daily dose in combination with low dose ABT (1mg E2 / 0.5mg NETA). Based on the results of our EDELWEISS trial, we believe nearly 3 out of 4 patients may achieve significant symptom relief with linzagolix 75 mg once daily with no need for ABT to mitigate BMD loss. We met with the FDA for an End of Phase 2 meeting in December 2018 to discuss the design of our planned two pivotal Phase 3 clinical trials (EDELWEISS 2 and EDELWEISS 3). Based on the feedback and meeting minutes received from the FDA, we plan to commence this clinical trial program in the first quarter of 2019.

For the uterine fibroids indication, we have completed a Phase 1 PK and PD clinical trial to assess two different doses of add-back therapy in patients receiving 100 mg and 200 mg doses of linzagolix over six weeks. The results of this clinical trial, which were announced in June 2017, support the add-back therapy dose (1mg E2 /0.5mg NETA) being utilized in the two randomized, placebo-controlled Phase 3 clinical trials that commenced in the first half of 2017. We refer to these Phase 3 clinical trials of linzagolix in patients with heavy menstrual bleeding associated with uterine fibroids as the PRIMROSE clinical trials. The PRIMROSE clinical trials each have a target enrollment of approximately 500 patients. We announced that the PRIMROSE 2 trial, being conducted in both the U.S. and Europe, completed patient recruitment in December 2018, and we expect to complete recruitment of the PRIMROSE 1 trial being conducted in the U.S. in the second quarter of 2019. We expect to report primary endpoint results following 24 weeks of treatment from the PRIMROSE 1 and 2 clinical trials in the first quarter of 2020 and fourth quarter of 2019, respectively, with a regulatory filing with the FDA based on 52 weeks treatment duration in both trials, planned prior to the end of 2020.

We believe linzagolix, if approved in either indication, has the potential to be a best-in-class oral GnRH receptor antagonist based on its favorable PK and PD profiles, and its expected balance between safety and efficacy. We expect linzagolix to potentially reduce pain symptoms associated with endometriosis and heavy menstrual bleeding associated with uterine fibroids, while mitigating bone mineral density loss and other adverse effects associated with excessive estradiol suppression. Further, we believe that linzagolix has the potential to offer flexible dosing alternatives to achieve either partial or full estrogen suppression in individual patients that can be administered either with or without hormonal add-back therapy. Our intent is to demonstrate that the majority of endometriosis patients may be able to experience significant symptomatic relief with partial suppression utilizing our partial estrogen suppression linzagolix dose of 75 mg with no ABT. For uterine fibroids, we believe our 100 mg linzagolix dose without ABT is the only oral GnRH dosing regimen being developed for this indication without the use of ABT. Finally, we believe linzagolix has certain advantageous characteristics including the absence of food effect, high bioavailability, low volume of distribution, no induction of liver enzymes known as cytochrome P450 3A4, or CYP3A4, no active transport into the liver by organic-anion-transporting polypeptide 1B1 and 1B3 or OATP1B1/1B3, and low PK and PD variability. We believe these characteristics could be key product differentiators compared to other GnRH receptor antagonists in clinical development.

•

Nolasiban to improve IVF outcomes. We are developing nolasiban, an oral oxytocin receptor antagonist, to improve clinical pregnancy and live birth rates in women undergoing IVF. Infertility is a disease of the reproductive system that impairs the body’s ability to perform the basic function of reproduction. IVF helps women achieve pregnancy through the collection of mature eggs in the ovaries, followed by fertilization and early embryo development in the laboratory before transfer of the embryos into the womb. In Europe, nearly 800,000 IVF cycles were performed in 2014, and in the United States, approximately 230,000 IVF cycles were performed in 2015. In China, more than 700,000 ART cycles were performed in 2017, and year over year growth is double digit supported by government policies related to childbirth. We are currently assessing the regulatory development pathway in China, as well as various alternatives for future potential commercialization. We believe that nolasiban, if approved, could represent a compelling option for increasing rates of pregnancy and live birth in patients undergoing IVF treatment. In 2016, we completed our 247-patient, dose-finding, Phase 2 clinical trial

(IMPLANT 1) of nolasiban in women undergoing IVF. Nolasiban did not reach the primary endpoint of a statistically significant, dose-proportional, increase in pregnancy rate at six weeks after embryo transfer. In our post-hoc analysis of the data, which excluded patients with progesterone levels in the top quartile of the patient pool, we identified a statistically significant dose-proportional increase in pregnancy rate at 10 weeks and live birth rate. We initiated a European Phase 3 clinical trial, which we refer to as IMPLANT 2, in women undergoing IVF in March 2017, announced patient enrollment completion in September 2017, and reported positive topline 10-week on going pregnancy rate results in February 2018 and positive live birth rate results in October 2018.

The IMPLANT 2 clinical trial demonstrated that Nolasiban significantly increased ongoing pregnancy rate at 10 weeks. The primary endpoint of the clinical trial was met, with an absolute increase in ongoing pregnancy rate at 10 weeks of 7.1% (placebo 28.5% and nolasiban 35.6%, p = 0.031). This represents a relative increase of 25% in the ongoing pregnancy rate after administration of nolasiban compared to placebo. Patients who underwent ET 5 days post oocyte retrieval achieved ongoing pregnancy 10 weeks post ET at a rate of 45.9% when administered nolasiban, vs. 34.7% of those who received placebo, a 32% relative increase with a p value of 0.034. The live birth rate results were consistent with the benefit seen in pregnancy rates for patients treated with nolasiban. Live birth rate, reflecting the ultimate goal of IVF procedures, taking home a baby, showed a statistically and clinically significant benefit in favor of patients receiving nolasiban, 34.8% vs. 27.7% for placebo, p=0.025. For patients undergoing Day 5 ET, the live birth rate benefit was even more pronounced for nolasiban, 44.8% vs. 33.2%, p=0.025. Nolasiban was observed to be well tolerated with a safety profile not different from placebo. 28-day neonatal safety data from the IMPLANT 2 trial did not reveal any adverse consequences from nolasiban treatment, and 6-month infant follow-up data is expected in mid-2019.

Based on feedback received in the third quarter of 2018 from regulatory authorities in Europe on our nolasiban development program, we initiated in late November 2018 an additional Phase 3 trial primarily in European, Canadian and CIS or Russian centers, or the IMPLANT 4 trial. Patients are being randomized and the IMPLANT 4 primary endpoint readout (10-week ongoing pregnancy results) is expected to support the filing of a Marketing Authorization Application (MAA) in Europe that is being planned for late 2019. Feedback received from the FDA did not provide the clarity that we were hoping to see on the design of pivotal clinical trials to support an IVF indication in the United States. We are working with the FDA to reach agreement on certain elements. Upon agreement with the FDA, which we hope will be achieved in 2019, we are ready to pursue our clinical trial program in the United States that may begin in the second half of 2019. In the meantime, we do not anticipate incurring any significant cost for the U.S. clinical program.

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

While prostaglandin synthesis inhibitors, such as NSAIDs, have been shown to be effective for inhibiting preterm labor, use of such drugs is limited, due to the threat of serious and sometimes life-threatening side effects in the fetus. In nonclinical studies, ObsEva has observed that OBE022 markedly reduces spontaneous and induced uterine contractions in pregnant rats without causing the fetal side effects seen with NSAIDS such as indomethacin.

Through specific antagonism of the PGF2α receptor, OBE022 is designed to control preterm labor by reducing inflammation, decreasing uterine contractions and preventing cervical changes and fetal membrane ruptures. Based on its PK profile and efficacy observed in animal models, we believe OBE022 has the potential to become a first-in-class therapy to suppress preterm labor and delay or avoid preterm birth, without significant safety concerns for the fetus. In February 2017, we completed a Phase 1 clinical trial assessing the safety, tolerability and PK profile of OBE022 in healthy post-menopausal female volunteers after single doses of 10 mg to 1,300 mg and multiple doses between 100 mg per day and 1,000 mg per day over 7 consecutive days. In this trial, OBE022 was observed to have a favorable PK profile, no clinically significant food effect, a favorable safety profile and to be well-tolerated at doses up to 1,300 mg after single dose administration and up to 1,000 mg per day after multiple dose administration over 7 days, each of which are above the estimated clinical effective dose. In March 2017, we completed a set of drug-drug interaction, or DDI, Phase 1 clinical pharmacology studies investigating the safety, tolerability and PK profile of OBE022 when combined with magnesium sulfate, atosiban, nifedipine or betamethasone (medications typically used in patients with preterm labor) in pre-menopausal female volunteers. OBE022 in combination with those drugs was observed to have a favorable safety profile and to be well-tolerated up to 1,100 mg per day, which was the highest tested dose. In December, 2017, we announced the initiation of our Phase 2a proof-of-concept trial of OBE022, referred to as the PROLONG clinical trial. PROLONG is a proof-of-concept Phase 2a trial conducted in two parts: Part A and Part B. In this trial, OBE022 is orally administered daily for 7 days, to pregnant women, who are already receiving standard of care therapy for preterm labor, atosiban infusion for 48 hours. This clinical trial will enroll up to 120 pregnant women presenting with spontaneous preterm labor at gestational ages between 24 and 34 weeks.

In December 2018, we announced the completion of the open label Part A of the PROLONG trial in nine patients assessing OBE022 safety and pharmacokinetic (PK) profile.  OBE022 was observed to be well tolerated by the mothers and their fetuses and we were able to demonstrate that the pharmacokinetics of OBE022 were similar to those previously observed in non-pregnant women. Also, 8 of the 9 treated women did not deliver during the 7 days of treatment. Based on these data, we began the randomized Part B of the trial assessing efficacy in delaying childbirth in women at 24 to 34 weeks gestation who are experiencing symptoms of preterm labor and potentially preterm delivery. Depending on the pace of patient enrollment in Part B of the trial, we expect to report interim efficacy results in 30 patients in the first half of 2019.

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

In addition, Jean-Pierre Gotteland, Ph.D., our Chief Scientific Officer and Head of R&D, and Elke Bestel M.D., our Chief Medical Officer and Head of PV held the same roles at PregLem where they worked with Dr. Loumaye for six years and successfully in-licensed, developed and registered a first-in-class product, Esmya (ulipristal acetate), for the treatment of uterine fibroids.

In July 2018 we announced the hiring of a Chief Commercial Officer, Wim Souverijns, who is based at our headquarters in Geneva, Switzerland and who will lead our transition from a development company to a commercial company. Mr. Souverijns brings nearly 20 years of experience in the pharmaceutical industry and recently served as Corporate Vice President, Global Marketing, Hematology & Oncology within Celgene out of Summit, New Jersey. Previously, Mr. Souverijns developed his pharmaceutical experience through various international assignments at PwC Consulting and in different market access leadership roles at Amgen, both in Europe and the U.S.

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

We have demonstrated an ability to successfully execute on the first part of our strategy by leveraging our extensive network in the field of women’s reproductive health and pregnancy to in-license linzagolix from Kissei and nolasiban and OBE022 from Merck Serono. Additionally, we have raised $330.5 million in equity financing from inception to December 31, 2018 from leading healthcare investors.

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
•

Develop a targeted commercialization strategy for any approved product candidates. We have obtained worldwide commercial rights to our lead product candidates, except for certain countries in Asia with respect to linzagolix. As we move our product candidates through development toward regulatory approval we will evaluate several options for each product candidate’s commercialization strategy. These options include building our own internal sales force, entering into a joint marketing partnership with another pharmaceutical or biotechnology company, or out-licensing the product to another pharmaceutical or biotechnology company. More specifically, we have assessed the IVF markets in Europe and the U.S. to be highly concentrated, likely requiring a relatively small commercial infrastructure, and we believe that nolasiban will be our first product to reach the commercial stage in Europe in 2021 assuming positive results in our ongoing IMPLANT 4 trial.

•

Pursue additional indications for our current product candidates. We believe each of our current product candidates have application outside the indications we are currently developing and we plan to pursue additional indications for our existing product candidates in the near future. For example, we are seeking initial regulatory approvals for nolasiban in the setting of fresh embryo transfers during IVF procedures, and plan longer term to conduct clinical trials with frozen embryo transfers given the growing use of this type of procedure both in the U.S. and internationally.

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

Linzagolix: Investigational GnRH Receptor Antagonist for Symptoms Associated with Endometriosis and Uterine Fibroids

We are developing linzagolix as an oral GnRH receptor antagonist, which we have observed in our clinical trials to induce a dose-dependent reduction of estradiol levels. Through that mechanism, we expect linzagolix to be indicated for the treatment of pain associated with endometriosis and heavy menstrual bleeding associated with uterine fibroids. We believe linzagolix, if approved, has the potential to be a best-in-class oral GnRH receptor antagonist based on its favorable PK and PD profiles, and its potential to provide targeted estradiol suppression to reduce pain symptoms associated with endometriosis and heavy menstrual bleeding associated with uterine fibroids, while mitigating bone mineral density loss and other adverse effects that are typically associated with excessive estradiol suppression. We believe that linzagolix has the potential to offer flexible dosing alternatives to address the symptoms of the broad patient population, supported by key differentiating product characteristics, including absence of food effect, high bioavailability, low volume of distribution, no CYP3A4 induction or OATP1B1/B3 interaction, and low PK and PD variability. We believe these characteristics are key product differentiators compared to other GnRH receptor antagonists in development.

In 2015, we in-licensed linzagolix from Kissei. Kissei completed three Phase 2a clinical trials in Japan of linzagolix in patients with endometriosis, including one double blind placebo-controlled trial with a subgroup of patients diagnosed with both endometriosis and uterine fibroids.

Aimed at addressing the need of the largest possible population in each indication, our clinical trials for both of these indications are designed to assess and potentially support the registration of two regimens of administrations for linzagolix i.e. (i) a moderate dose of linzagolix without hormonal add-back therapy and (ii) a high dose of linzagolix with hormonal add-back therapy. We have completed the main part following 24 weeks of treatment, of the 330-patient multiple-dose, placebo-controlled Phase 2b EDELWEISS clinical trial of linzagolix in endometriosis patients across 70 sites in the United States and 15 sites in Central and Eastern Europe. We are currently conducting a 6-month treatment extension phase of the EDELWEISS clinical trial which we expect to complete by first half of 2019. In June 2018, we announced that the EDELWEISS clinical trial successfully met its primary endpoint, a statistically significant increase in patient response rate vs. placebo following 12 weeks of treatment. Patient response was measured by a reduction of at least 30% in combined menstrual and non-menstrual pelvic pain on a verbal rating scale (VRS) of 0 (no pain) through 3 (severe pain). Observed response rates were 34.5% for placebo, 61.5% for 75mg linzagolix, and 56.3% for 200mg linzagolix. Respective p values were 0.003 and 0.034.

In September 2018, we announced positive 24-week treatment results from the EDELWEISS clinical trial, including bone mineral density (BMD) safety assessments. The data showed sustained reduction or further improvement in patient response rate at 24 weeks vs. 12 weeks for key doses, with patient response in 70.8% of women at the 75mg once daily dose, and patient response in 77.3% of women at the 200mg once daily dose. The key safety endpoint of mean change in BMD at the lumbar spine, which is the site of greatest bone loss, was -0.8% at the 75mg once daily dose and -2.6% at the 200mg once daily dose. We believe the BMD results support our plan to pursue further development of two doses of linzagolix for the treatment of endometriosis, including a 75 mg once daily dose without low dose ABT, and a 200mg once daily dose in combination with low dose ABT. We met with the FDA for an End of Phase 2 meeting in December 2018 to discuss the design of our planned two pivotal Phase 3 clinical trials (EDELWEISS 2 and EDELWEISS 3). Based on the feedback received from the FDA, we plan to begin these trials in the first quarter of 2019.

In addition, we are conducting two Phase 3 clinical trials of linzagolix in patients with heavy menstrual bleeding associated with uterine fibroids, the PRIMROSE clinical trials. The PRIMROSE clinical trials each have a target enrollment of approximately 500 patients and are being conducted in the United States and in Europe. We announced that the PRIMROSE 2 trial, being conducted in both the U.S. and Europe, completed patient recruitment in December 2018. The PRIMROSE 1 and 2 clinical trials are expected to readout 6 month primary endpoint results in the first quarter of 2020 and fourth quarter of 2019, respectively, with a regulatory filing with the FDA based on 52 weeks treatment duration in both trials, planned prior to the end of 2020.

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

Uterine fibroids are common non-cancerous tumors that develop in the muscular wall of the uterus. Uterine fibroids can vary in size from a few millimeters to more than 20 centimeters, and in number from a single fibroid to several dozen fibroids. The main symptoms of uterine fibroids are heavy menstrual bleeding, anemia, abdominal pressure, abdominal pain, bloating, increased urinary frequency and reproductive dysfunction. Heavy menstrual blood loss is the most frequent disabling symptom of uterine fibroids which often lead to anemia. Uterine fibroids also carry an increased risk of pregnancy complications such as infertility, miscarriage, placental abruption and premature onset of labor.

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

Endometriosis

For endometriosis, the treatment selected is based on the severity of pain and the extent of the disease. Endometriosis treatments aim first to alleviate pain, then to remove or decrease the size and number of endometrial lesions, and possibly improve fertility. Oral contraceptives, progestins and NSAIDs are generally first-line treatments for women experiencing pain. Following the failure of first-line therapies, current treatment options are limited to intra-muscular or subcutaneous GnRH agonist injections and GnRH agonists nasal spray pumps. In July 2018, AbbVie Inc announced that their GnRH antagonist elagolix (Orilissa) received regulatory approval in the U.S. for the treatment of moderate-to-severe pain associated with endometriosis. Surgery may be performed for the most symptomatic cases.

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

Mechanism of Action and Limitations of GnRH Agonists

GnRH agonists are a standard pharmaceutical therapy for estrogen dependent conditions such as endometriosis and uterine fibroids as they have been demonstrated to induce a dose-dependent reduction of estradiol levels. However, GnRH agonists have significant drawbacks and limitations.

GnRH agonists act by overstimulating the GnRH receptors which initially may worsen the symptoms for several weeks (the flair effect). Subsequently it desensitizes the pituitary cells, resulting in reduced secretion of LH and FSH, and severely reduced production of estrogen, a contributing factor to endometriosis and uterine fibroids. This leads to a state referred to as pseudo-menopause, in which patients experience menopausal symptoms before ultimately experiencing symptom relief. While GnRH agonists may be effective at treating the symptoms of endometriosis and uterine fibroids, they can be accompanied with serious drawbacks and limitations including:

•

Excessive suppression of estradiol and related unfavorable side effect profile. Because GnRH agonists cannot be titrated, they act by excessively suppressing estradiol to a post-menopausal level of less than 20 picogram/milliliter, or pg/ml. Excessive suppression of estrogen can result in multiple side effects before the patient experiences any relief, including hot flashes, vaginal dryness, and bone mineral density loss. Clinical trials of an approved GnRH agonist demonstrated that patients lose an average of up to 6% of their bone mineral density after 12 months of GnRH agonist treatment.

•

Delayed therapeutic effect and initial worsening of symptoms. Since GnRH agonists act by overstimulating the GnRH receptors, they can cause an initial worsening of symptoms that can last for several weeks.

•

Administration by injection. Many GnRH agonists such as Lupron (leuprolide acetate) must be injected on a monthly basis or a tri-monthly basis, which generally requires the assistance of a doctor or nurse.

•

Required add-back therapy. To counteract the side effects of the excessive suppression of estrogen, additional administration of estrogen, referred to as “add-back therapy,” may be recommended after three months of treatment and is required after six months of treatment. Add-back therapy which is standard hormone replacement therapy or HRT, used in post-menopausal women, may result in additional contraindications and adverse effects.

•

Variable and unpredictable reversibility of treatment. After stopping treatment with injectable GnRH agonists, a patient’s ovarian function can take weeks or months to return to normal. This is particularly relevant and problematic if a patient wishes to conceive after treatment or if treatment is interrupted for lack of tolerability.

Linzagolix’s Mechanism of Action and Solution to GnRH Agonist Drawbacks and Limitations

Linzagolix has been designed to be a GnRH receptor antagonist with oral administration and low PK and PD variability. Linzagolix binds to and blocks the GnRH receptor in the pituitary gland, which clinical trials suggest, results in a dose-dependent reduction of LH and FSH production. This reduction in LH and FSH production in turn leads to a dose dependent reduction of estrogen levels.

At selected doses, linzagolix has been observed to maintain estradiol levels in the target range of 20 to 60 pg/ml, which we believe is the optimal range to relieve symptoms associated with endometriosis and uterine fibroids while mitigating bone mineral density loss or other adverse effects that can be associated with excessive estradiol suppression. Higher dose of linzagolix drives estradiol below 20 pg/mL.

We believe linzagolix has the potential to overcome certain drawbacks and limitations of GnRH agonists. The potential advantages of linzagolix compared to GnRH agonists include:

•

Fast onset of therapeutic effect. By blocking, as opposed to stimulating, the GnRH receptor, linzagolix has the potential to suppress LH and FSH within hours, lowering estradiol levels and reducing pain within days while potentially avoiding the initial worsening of symptoms which is often associated with GnRH agonist treatments.

•

Ease of administration. linzagolix has the potential to be administered orally once daily, and regardless of food intake timing. This potential dosing regime is a more convenient treatment option than GnRH agonist intramuscular or subcutaneous injections.

•

Optionality for endometriosis and uterine fibroids treatment: stand alone or in combination with add-back therapy. In contrast to GnRH agonists, for which hormonal add-back therapy is required when treatment exceeds six months, and may be considered earlier, we believe that the 75mg once daily dose tested in our EDELWEISS

Phase 2b trial, has the potential to be utilized as a stand-alone treatment for a majority of patients with pain associated with endometriosis by maintaining estradiol levels between 20 and 60 pg/ml. The once daily 200 mg dose of linzagolix will require the addition of ABT to protect bone mineral density if used for long-term to counteract the side effects associated with full suppression of estradiol i.e. below 20 pg/ml. The doses of 75 mg without ABT and 200 mg with ABT will be tested in the confirmatory Phase 3 trials.

For the treatment of heavy menstrual bleeding associated with uterine fibroids, we believe that the once daily 100 mg dose tested in our PRIMROSE 1 and PRIMROSE 2 Phase 3 trials also has the potential to be utilized as a stand-alone treatment for a majority of patients. Other patients may require add-back therapy, depending on the treatment dosage required to control symptoms.

•

Quick reversibility of effect. As a result of linzagolix’s observed half-life of approximately 15 hours, we believe linzagolix has the potential for ovarian function to resume within days following the end of treatment. In contrast, a patient’s ovarian function can take weeks or months to return to normal after stopping treatment with injectable GnRH agonists.

Linzagolix’s Potential Clinical Profile

In July 2018, AbbVie Inc. announced that their GnRH antagonist elagolix (Orilissa®) received regulatory approval in the U.S. for the treatment of pain associated with endometriosis (150mg QD up to 2-year and 400mg (200mg BID) up to 6 months). In addition, AbbVie Inc is conducting Phase 3 trials with elagolix 600mg daily dose (300mg BID) in combination with ABT only for the indication of heavy menstrual bleeding associated with uterine fibroids and publicly stated intentions to submit a regulatory application for this indication in 2019. In addition, Myovant Sciences, Inc. is conducting Phase 3 trials with the GnRH receptor antagonist relugolix 40mg daily dose in combination with ABT only for the treatment of symptoms associated with endometriosis or uterine fibroids.

We believe that linzagolix has a favorable overall clinical profile as assessed by:

•

Optimal characteristics for consistent PK. linzagolix has been observed to have a consistent PK profile and low variability, due to high bioavailability and low volume of distribution. In addition, linzagolix’s half-life allows for once daily dosing for across indications. We believe these characteristics are important for optimizing patient compliance and drug exposure.

•

Two dosing options. Based on linzagolix’s consistent PK and PD profile observed in preclinical studies and clinical trials, we are currently pursuing the development of dosages both without and with hormonal ABT, which is related to partial or full suppression of estrogen. We believe that various levels of estrogen suppression may be required to successfully treat symptoms in different patients in different indications to account for patient characteristics, individual response or patient preference, but that the option of partial suppression, with no need for ABT has the potential to be a first line therapy for many patients.

•

No systematic need for hormonal add-back therapy. For symptoms associated with both endometriosis and uterine fibroids, we are developing linzagolix as a stand-alone treatment (without need for ABT) and in association with ABT to fulfill the needs of a broad patient population with endometriosis or uterine fibroids. Relatedly, we do not believe that all patients will have the desire or need for hormonal ABT, some of whom may have a contraindication or tolerability issue (as per boxed warning on ABT), or simply prefer the management of endogenous estrogen levels in the clinical setting where bone mineral density loss is not reduced to the degree that would require such add-back therapy.

•

Compliance benefit. Linzagolix may have an advantage in patient compliance due to the lack of observed interactions with food, CYP3A4 or OATP1B1/B3 enzyme pathways, and the ability to be taken once anytime throughout the day, without the risk of reduced and/or variable exposure to active drug.

Linzagolix Preclinical and Clinical Development for Pain Associated with Endometriosis

Prior to in-licensing linzagolix, Kissei completed a preclinical program, a Phase 1 clinical trial in healthy female volunteers of Japanese and European descent and three Phase 2a clinical trials in patients of Japanese descent with endometriosis, including one trial that included a subgroup of patients with both endometriosis and uterine fibroids. In these trials, linzagolix was observed to have a linear PK profile, a predictable dose-dependent suppression of estradiol and a dose range that was well-tolerated and provided symptom relief. Following our in-license of linzagolix from Kissei, we submitted an IND for linzagolix in May 2016, which was accepted by the FDA. We are currently completing the multiple-dose, placebo-controlled Phase 2b EDELWEISS clinical trial of linzagolix in approximately 330 endometriosis patients in the United States and

Europe, from which we reported positive primary endpoint results following 12 weeks of treatment as well as 24 week efficacy and safety follow-up in 2018. We met with the FDA for an End of Phase 2 meeting in December 2018 to discuss the design of our planned two pivotal Phase 3 clinical trials (EDELWEISS 2 and EDELWEISS 3). We have received the meeting minutes, and are moving forward, commencing the Phase 3 program in the first quarter of 2019.

Preclinical Studies and Phase 1 Clinical Trial

In preclinical studies, linzagolix was observed to be a highly potent and selective antagonist of the GnRH receptor. The preclinical toxicology and safety pharmacology studies did not raise tolerance or safety concerns or potential for DDIs. In the Phase 1 clinical trial, linzagolix was observed to have a favorable safety profile and to be well-tolerated up to 400 mg once daily for seven days. Additionally, linzagolix had a linear PK profile, a half-life of approximately 15 hours and no significant differences between women of Japanese and European descent. Moreover, linzagolix was observed to have a low volume of distribution, meaning the drug remained in the blood and did not accumulate in fatty tissue, and a dose-proportional response shown in the Figure 1 below. Furthermore, in the Phase 1 clinical trial, there was no food effect observed. linzagolix was observed to induce a dose-dependent decrease in LH and FSH over time, which we believe correlates with the ability of linzagolix to control estradiol levels in a dose-dependent manner. Based on the low PK variability and lack of dose overlap observed in the Phase 1 clinical trial, we believe we will be able to more tightly control biological response with personalized doses of linzagolix. In addition, in 2016 we completed a Phase 1 trial to assess the impact of linzagolix on the potential induction of CYP3A4, which is responsible for most of the metabolism of add-back therapy. In this trial, we observed no relevant CYP3A4 induction, which we believe indicates that linzagolix will not interfere with add-back therapy.

Figure 1: Mean linzagolix Concentration Over Time	Figure 2: LH Reduction from Baseline Over Time

In 2017, we conducted a Phase 1 PK and PD clinical trial to assess two different doses of add-back therapy in patients receiving 100 mg and 200 mg doses of linzagolix over six weeks. The results of this clinical trial, which we announced in June 2017, supported our add-back therapy dose (1mg E2 / 0.5mg NETA) and linzagolix doses being utilized in the PRIMROSE clinical trials, which we are planning to utilize solely with the 200 mg dose in our Phase 3 endometriosis clinical trials that we are planning to start in the first quarter of 2019. In addition, in 2016, we completed a Phase 1 trial to assess the impact of linzagolix on CYP3A4 induction, which is responsible for most metabolism of add-back back therapy. In this trial, we observed no relevant CYP3A4 induction, which we believe suggests that linzagolix will not interfere with add-back therapy.

In 2018, we completed a drug-drug interaction study for the organic anion-transporting polypeptide (OATP) 1B1 and OATP1B3, which demonstrated that clinically relevant drug interactions between linzagolix and OATP1B1 / OATP1B3 inhibitors are not to be expected.

Completed Phase 2a Clinical Trials

Kissei completed three Phase 2a clinical trials of linzagolix in patients of Japanese descent with endometriosis in 2013 and 2014. Endometriosis was either diagnosed by laparoscopy or by confirmation using ultrasound of ovarian chocolate cysts, which are a particular type of ovarian cyst associated with endometriosis. Outcomes included changes in pelvic menstrual, non-menstrual and overall pain scores, analgesic use and hormone levels. The designs of these trials are summarized in the table below.

Patients reported daily whether they were bleeding, and the level of their pelvic pain using a verbal rating scale from 0 to 4, with 0 representing no pain and 4 representing unbearable pain even after using a pain relieving drug.

Improvement rate of pelvic pain severity was assessed using the proportion of pain free days during the evaluation period. Pain free is defined as the absence of pain or slight pain during menstruation and the absence of pain during non-menstruation. Across all three studies, linzagolix was observed to rapidly and consistently reduce pelvic pain scores. All doses were observed to have statistically significant reductions of both menstrual and non-menstrual pelvic pain compared to placebo.

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

Clinical Development Plan—Pain Associated with Endometriosis

We are currently completing the Phase 2b EDELWEISS clinical trial in patients with endometriosis. In this trial, 328 women were enrolled with moderate-to-severe endometriosis-associated pain recruited from 64 gynecological clinics across the U.S. and Europe. Following a lead-in phase of two menstrual cycles to establish baseline pain level, patients were randomized to one of 6 treatment groups: placebo, fixed-dose groups at 50, 75, 100 and 200 mg once daily and a titrated-dose group at 75 mg once daily for up to 12 weeks, followed by 12 additional weeks of treatment. The placebo was provided for 12 weeks after which all placebo subjects were crossed-over on to active treatment (100 mg daily). In the titrated-dose arm, all subjects started on 75 mg daily for 12 weeks after which the dose was titrated up or down to 100 or 50 mg, or remain at the same dose for the following 12 weeks. Up- or down-titration depended on the mean of serum E2 assay results collected at weeks 4 and 8. The trial design is provided in Figure 4 below.

Figure 4: Design of Phase 2b EDELWEISS Clinical Trial

Menstrual and non-menstrual pelvic pain (dysmenorrhea) was assessed with a 4-point Verbal Rating Scale, or VRS, and an 11-point Numeric Rating Scale, or NRS. The primary endpoint of the EDELWEISS clinical trial was a responder analysis, with responses defined as a reduction of at least 30% in combined menstrual and non-menstrual pelvic pain, recorded daily and assessed via electronic diary over the last 28 days of treatment on a verbal rating scale (VRS) of 0 (no pain) through 3 (severe pain). The key secondary endpoint was the bone mineral density after 24 weeks of treatment assessed with a dual-energy x-ray absorptiometry scan.

A 24-week post-treatment follow-up (PTFU) was planned after the completion of the 24 weeks of treatment or an extension trial was proposed for subjects willing to continue treatment with linzagolix. The extension trial consisted of a further 28 weeks of treatment (with the exception of patients receiving a 200 mg dose, who will be switched to a 100 mg daily dose) and a 24-week PTFU. This part of EDELWEISS trial is currently ongoing and we expect will be completed by mid-2019.

Efficacy data are summarized below in Figure 5.

In June 2018, we announced that the EDELWEISS clinical trial successfully met its primary endpoint, a statistically significant increase in patient response rate vs. placebo following 12 weeks of treatment. Observed response rates were 34.5% for placebo, 61.5% for 75mg linzagolix and 56.3% for 200mg linzagolix.

With respect to the dysmenorrhea (DYS), VRS scale, patients receiving a 200 mg dose reported the highest responder rate at 78.9%, compared to a placebo responder rate of 28.5%. Response to doses from 75 mg and above were highly statistically significant. Responder rates for the non-menstrual pelvic pain (NMPP), VRS scale, endpoint were statistically significant for the 75 mg dose and the 100 mg dose and both doses showed comparable responder rates at 58.5% and 61.5% respectively.

In addition, the 75, 100 and 200 mg doses of linzagolix were observed to improve dyschezia and patient well-being as assessed by Endometriosis Health Profile-30 score (EHP- 30), Patient Global Impression of Change (PGIC) scale, Patient Global Impression of Severity (PGIS), the activity impairment score and the modified Biberoglu & Behrman score. Dyspareunia was also improved for all doses and reached statistical significance at the 200 mg dose.

Median serum estradiol levels at week 12 were 12 pg/ml for the 200 mg dose and 48 pg/ml for the 75mg dose, which indicates full suppression at the higher dose and partial suppression at the 75 mg dose.

In September 2018, we announced positive 24-week treatment results from the EDELWEISS clinical trial. Overall pelvic pain, DYS and NMPP showed sustained reduction or further improvement, as compared to the positive 12-week results. Sustained efficacy was also seen in additional endpoints such as daily activity, dyschezia, and dyspareunia, as well as in the assessments of patient well- being, most notably the Patient Global Impression of Change (PGIC) and Endometriosis Health Profile-30 (EHP-30) questionnaire.

Based on the efficacy and QoL results, 75 mg daily and 200 mg daily were chosen for confirmatory testing in Phase 3.

The key safety endpoint for linzagolix is BMD loss due to suppression of estradiol. In the 75 mg treatment group, the mean BMD loss for lumbar spine at 6 months was -0.798% with the lower boundary of the 95% confidence interval of BMD reduction from baseline to week 24 at -1.57%; therefore, we believe that this dose could be given chronically with an appropriate benefit/risk ratio without the need for administering ABT. By contrast, in the linzagolix 200 mg group, the mean BMD at lumbar spine decreased by more than -2.5% after 6 months of treatment, which indicates the need for combining linzagolix with a low dose ABT. Consequently, for confirmatory testing, we are planning to combine the 200 mg dose with a low dose estrogen/progestin add-back therapy (E2 1 mg/NETA 0.5 mg) to avoid significant BMD loss during chronic administration. We believe the BMD results support our plan to pursue further development of two doses of linzagolix for the treatment of endometriosis, including a 75 mg once daily dose without low dose hormonal add-back therapy (ABT), and a 200 mg once daily dose in combination with low dose ABT. With regards to the titration scheme, although there were some numerical differences between treatment groups, we did not conclude there was sufficient benefit to continue further development, and are instead focused upon fixed dosing of linzagolix.

Overall, we believe these data support the planned development of a 75 mg once daily dose (without ABT), and a 200 mg once daily dose in combination with low dose ABT.

Figure 5: Primary and key secondary efficacy endpoints

We met with the FDA for an End of Phase 2 meeting in December 2018 to discuss the design of our planned two pivotal Phase 3 clinical trials (EDELWEISS 2 and EDELWEISS 3). Based on the feedback and meeting minutes received from the FDA, we plan to commence this trial program in the first quarter of 2019.

Our Phase 3 program will consist of two clinical trials: EDELWEISS 2 will enroll approximately 420 patients in the United States. EDELWEISS 3 will enroll approximately 570 patients across sites in the U.S., as well as Canada, Europe and CIS countries. In these two double-blind, placebo-controlled trials, we will evaluate two doses of linzagolix, the 75 mg without any ABT and 200 mg with a low-dose ABT. Patients will report their pain on a daily basis with an electronic diary. The data will be analyzed at 24 weeks after initial treatment. After the initial 24-week evaluation period, an optional extension study will be proposed to patients. In this extension study, patients receiving placebo will be randomly allocated to either 75 mg without ABT or 200 mg with low-dose ABT, whereas patients on active doses of linzagolix will continue on their respective dose. The co-primary endpoint will be a responder analysis of Dysmenorrhea (DYS) and non-menstrual pelvic pain (NMPP) performed after 12-week. After treatment, all patients will be followed for at least an additional, 24-week period that will be treatment free.

Figure 6 below depicts the trial design of the Phase 3 EDELWEISS 2 and 3 clinical trials:

Figure 6: Design of Phase 3 EDELWEISS 2/3 Clinical Trials

Linzagolix Clinical Development for Heavy Menstrual Bleeding Associated with Uterine Fibroids

We are also developing linzagolix for reduction of heavy menstrual bleeding associated with uterine fibroids in adult women of reproductive age. We believe linzagolix has the potential to provide an alternative to surgery, which is the most common treatment for uterine fibroids. One of the three Phase 2a clinical trials in patients of Japanese descent with endometriosis, KLH1202, included a subgroup of 57 patients with both endometriosis and uterine fibroids.

Completed Phase 2a Clinical Trial

In the KLH1202 clinical trial, 57 patients presented with uterine fibroids in addition to endometriosis. For these patients, both menstrual bleeding and uterine volume were evaluated.

Efficacy Results

As shown in Figure 7 below, we observed a dose-dependent reduction in the percentage of days in which bleeding occurred during the 12-week treatment period in patients treated with linzagolix.

Figure 7: Percentage of Days with Bleeding During 12-Week Treatment Period

Further, in these patients with uterine fibroids, the 50 mg dose of linzagolix suppressed bleeding in approximately 55% of patients, whereas the 200 mg daily dose of linzagolix suppressed bleeding in approximately 95% of patients as shown in Figure 8 below. In addition, most patients stopped bleeding within a few weeks of treatment initiation in the 100 mg and 200 mg group, as shown in Figure 8 below.

Figure 8: Time to No Bleeding for Uterine Fibroids Patients in KLH1202 Trial

These patients experienced a dose-dependent reduction in uterine volume, while no meaningful reduction in uterine volume was observed in the placebo group, as shown in Figure 9 below. Reducing uterine volume is relevant for the treatment of uterine fibroid patients, as patients with lower uterine volume may be eligible for less invasive surgical procedures, such as a hysterectomy by vaginal route rather than abdominal route. In addition, increased uterine volume is associated with several symptoms, such as urinary incontinence at an increased frequency.

Figure 9: Change in Uterine Volume over Time

Clinical Development Plan—Heavy Menstrual Bleeding Associated with Uterine Fibroids

Based on feedback we received from the FDA in November 2016, we commenced the two PRIMROSE Phase 3 clinical trials in patients with heavy menstrual bleeding associated with uterine fibroids in the first half of 2017. The PRIMROSE clinical trials each have a target enrollment of approximately 500 patients. We announced that the PRIMROSE 2 trial, being conducted in both the U.S. and Europe, completed patient recruitment in December 2018, and we expect the PRIMROSE 1 trial being conducted in the U.S. to do so in the second quarter of 2019. We expect to report primary endpoint results following 24 weeks of treatment in the PRIMROSE 1 and 2 clinical trials in the first quarter of 2020 and fourth quarter of 2019, respectively, with a regulatory filing with the FDA based on 52 weeks treatment duration in both trials, planned prior to the end of 2020. We are assessing the efficacy of both a 100 mg dose and a 200 mg dose of linzagolix both with and without ABT in the ongoing PRIMROSE clinical trials. We believe that the 200 mg dose will require ABT to prevent excessive bone mineral density loss, while the 100mg dose may not necessitate the use of ABT.

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

The PRIMROSE clinical trials will have a 52-week evaluation period. The primary endpoint of these clinical trials will be the reduction from baseline at week 24 of menstrual blood loss, defined as menstrual blood loss of less than 80 mL and equal to or greater than a 50% reduction from baseline, assessed with the alkaline hematin method. A key secondary endpoint will be the bone mineral density after 24 weeks of treatment assessed with a dual-energy x-ray absorptiometry scan. After the 52-week evaluation period, all patients will be followed for an additional, 24-week period that will be treatment free. We expect to report primary endpoint 24-week data from the PRIMROSE Phase 3 clinical trials starting in the second half of 2019, and the 52-week data are expected in 2020. If the results from these trials are favorable, we intend to submit an NDA prior to the end of 2020.

Safety Results of Phase 1, Phase 2a and Ongoing Phase 2b and Phase 3 Clinical Trials

As of February 2019, more than 1,900 subjects have been exposed to linzagolix in completed and ongoing clinical studies and linzagolix has been generally well tolerated.

In the three completed Phase 1 clinical trials (n=177), adverse events were reported with similar frequency in all groups, including the placebo group. No serious adverse events were reported.

In the three completed Phase 2a clinical trials (n=128), almost all of the adverse events were mild. The most common adverse events were abnormal bleeding from the uterus, contracting a cold, headaches and hot flashes. Most hot flashes were mild, three were moderate in severity and none were severe. No serious adverse events were reported in the KLH1203 trial. A single serious adverse event was observed in each of the KLH1201 and KLH1202 trials and both were determined by the principal investigators to be unrelated to linzagolix.

In the EDELWEISS Phase 2b clinical study in European and U.S. subjects (n=327), headaches were the most frequently reported TEAE followed by hot flushes. The occurrence of headaches did not show any dose-dependent increase and ranged from 20.2% to 29.8%. The occurrence of hot flushes increased with increasing dose but their intensity were most often mild to moderate. A dose-dependent decrease in BMD was observed.

Over all multiple dose trials, in a very small number of subjects, an increase in transaminase values was observed under treatment, however this increase was generally reversible under treatment and was never associated with any increase in Bilirubin.

Nolasiban in IVF

We are developing nolasiban as an oral oxytocin receptor antagonist, to improve clinical pregnancy and live birth rates in women undergoing embryo transfer after IVF, including intracytoplasmic sperm injection, or ICSI. We have observed nolasiban’s ability to improve uterine receptivity by, we believe, decreasing uterine contractions, improving uterine blood flow and enhancing the receptivity of the endometrium to embryo implantation. We in-licensed nolasiban from Merck Serono, which previously completed preclinical studies and Phase 1 clinical trials in 103 healthy female volunteers that evaluated the safety and PK profile of nolasiban. We completed a 247-patient Phase 2 clinical trial of nolasiban in women undergoing IVF, which we refer to as the IMPLANT 1 trial. In the IMPLANT 1 trial, nolasiban did not reach the primary endpoint of demonstrating a statistically significant increase in pregnancy rate at six weeks after ET. However, in our post-hoc analysis, which excluded patients with progesterone levels in the top quartile of the patient pool, we identified a statistically significant dose-proportional increase in pregnancy rate at 10 weeks and live birth rate. We believe that high progesterone levels can lead to a premature closing of the embryo implantation window. Based on these results, we believe that nolasiban could represent a compelling option for increasing IVF outcomes. We initiated our IMPLANT 2 European Phase 3 clinical trial in women undergoing IVF in March 2017, announced patient recruitment completion in September 2017, reported data for the primary endpoint in February 2018 and the live birth rate in October 2018. The IMPLANT 2 clinical trial demonstrated that nolasiban significantly increased ongoing pregnancy rate at 10 weeks. The primary endpoint of the clinical trial was met, with an absolute increase in ongoing pregnancy rate at 10 weeks of 7.1% (placebo 28.5% and nolasiban 35.6%, p = 0.031). This represents a relative increase of 25% in the ongoing pregnancy rate after administration of nolasiban compared to placebo. Patients who underwent ET 5 days post oocyte retrieval achieved ongoing pregnancy 10 weeks post ET at a rate of 45.9% when administered nolasiban, vs. 34.7% of those who received placebo, a 32% relative increase with a p value of 0.034. In October 2018, we announced live birth rate results from the IMPLANT 2 trial, which were consistent with the benefit seen in pregnancy rates for patients treated with nolasiban. Live birth rate, the ultimate goal of IVF procedures, taking home a baby, showed a statistically and clinically significant benefit in favor of patients receiving nolasiban, 34.8% vs. 27.7% for placebo, p=0.025. For patients undergoing Day 5 ET, the live birth rate benefit was even more pronounced for nolasiban, 44.8% vs. 33.2%, p=0.025. Nolasiban was observed to be well tolerated with a safety profile not different from placebo. 28-day neonatal safety data from the IMPLANT 2 trial did not reveal any adverse consequences from nolasiban treatment, and 6-month infant follow-up results are expected in the second quarter of 2019.

Based on the feedback we received from regulatory authorities in Europe, following scientific advice meetings on our nolasiban development program, we initiated an additional Phase 3 trial primarily in European, Canadian and CIS or Russian centers, or the IMPLANT 4 trial, in November 2018.

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

ART is used primarily for infertility treatments. According to the Centers for Disease Control and the European Society of Human Reproduction and Embryology, IVF represents the vast majority of ART treatments or procedures. IVF helps women achieve pregnancy by the collection of mature eggs in the ovaries, followed by fertilization and early embryo development in the laboratory before transfer of the embryos into the womb. According to the European Society of Human Reproduction and Embryology, more than 2.0 million ART cycles are performed worldwide. In Europe, ART treatments doubled from 2000 to 2010, and nearly 800,000 IVF cycles were performed in 2014. In the United States, IVF treatments increased by 41.7% from 2010 to 2014. Approximately 230,000 IVF treatments were performed in the United States in 2015. In Japan, approximately 400,000 IVF treatments were performed in 2015. In China, more than 700,000 ART cycles were performed in 2017, and year over year growth is double digit supported by government policies related to childbirth. We are currently assessing the regulatory development pathway in China, as well as various alternatives for future potential commercialization.

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

The cost of one IVF cycle varies between $8,000 to $15,000 in the United States, EUR 2,000 to EUR 10,000 in Europe and $3,000 to $6,000 in Japan. As of 2006, fertility drugs account for more than $2,000 of the cost of a treatment cycle. Most patients require multiple fertility treatment cycles. Data from IQVIA estimates that global sales of fertility drugs approximated $2.7 billion in 2017.

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

A systematic review and meta-analysis of investigator-sponsored trials conducted in 2014 and published in Fertility & Sterility concluded that pregnancy rates doubled with the infusion of an oxytocin receptor antagonist at the time of embryo transfer. As part of this analysis, it was observed that improvement in pregnancy rates was not restricted to women with a high rate of uterine contractions. According to this analysis, additional mechanisms, such as endometrium receptivity and uterine blood flow, may also contribute to improving pregnancy rates. A systematic review and meta-analysis of investigator-sponsored trials conducted in 2017 and published in PLOS/one by Qian-Yi Huang also concluded that the clinical pregnancy rates was significantly increased with the infusion of an oxytocin receptor antagonist at the time of embryo transfer (OR = 1.84, 95% CI: 1.31±2.57; P < 0.001), but not the live birth rate (P=0.083). Moreover, in a recent trial published in 2016 involving patients with endometriosis undergoing frozen-thawed embryo transfer, clinical pregnancy rates were approximately 20% higher after treatment with an oxytocin receptor antagonist, representing a 51% increase relative to the placebo. In addition, according to studies published in Archives of Gynecology and Obstetrics in 2011, women who received an oxytocin receptor antagonist after embryo transfer, were observed, based on three dimensional power doppler ultrasound, to have improved characteristics for uterine receptivity, including enhanced endometrial blood flow.

Limitations of Current Treatment Options

Currently, there are no oxytocin receptor antagonists approved for use in connection with IVF.

Potential Therapeutic Benefits of nolasiban

We are developing nolasiban, an oxytocin receptor antagonist, for use in connection with IVF. We believe nolasiban has the potential to offer the following therapeutic benefits:

•

Increased pregnancy and live birth rate. In the IMPLANT 2 clinical trial, we observed that nolasiban significantly increased ongoing pregnancy rate at 10 weeks: Pooled D3/D5 (primary): Placebo 28.5%, nolasiban 35.6%, p=0.03 (7.1% absolute increase, 25% relative increase). The largest increase in ongoing pregnancy rate was seen with D5 ET, Placebo 34.7%, nolasiban 45.9%, p=0.03 (11.2% absolute increase, 32% relative increase). Live birth rate, reflecting the ultimate goal of IVF procedures, taking home a baby, showed a statistically and clinically significant benefit in favor of patients receiving nolasiban, 34.8% vs. 27.7% for placebo, p=0.025. For patients undergoing Day 5 ET, the live birth rate benefit was even more pronounced for nolasiban, 44.8% vs. 33.2%, p=0.025.

•

Convenience of administration. Nolasiban is an oral oxytocin receptor antagonist, that is being studied as a one-time single dose oral administration which could be easily incorporated into IVF procedures and this without changing standard of care except this single oral administration prior to ET.

•

Fast and sustained therapeutic effect. In clinical trials, nolasiban was observed to be rapidly absorbed in the body and, in the case of the 900 mg dose, to maintain effective concentrations in the body for three days after treatment, potentially allowing for a single administration at the time of embryo transfer.

•

Favorable safety profile. In Phase 1 and Phase 2 clinical trials, single doses of nolasiban were well tolerated by patients. In addition, extensive testing in animal models around the time of embryo implantation and during pregnancy has not revealed any concerns regarding embryo toxicity. Topline IMPLANT 2 clinical trial results that were announced in February 2018 showed rates of study discontinuation and treatment emergent adverse events that were very low and comparable to placebo rates, and the few reported serious adverse event reports were numerically higher for placebo than for nolasiban, although none were reported to be related to treatment. Live birth and 28-day neonatal safety from the IMPLANT 2 trial did not reveal any adverse consequences from nolasiban treatment, and 6-month infant follow-up is expected in mid-2019.

Nolasiban Preclinical and Clinical Development

Nolasiban was discovered and initially developed by Merck Serono. Following our in-license of nolasiban from Merck Serono in 2013, we submitted an IND for nolasiban, which became effective in January 2015. Under that IND, we completed a Phase 2 clinical trial of nolasiban in 2016. Though nolasiban did not reach the primary endpoint of a statistically significant increase in pregnancy rate six weeks after the ET but based on our post-hoc analysis of the Phase 2 data, we identified a statistically and clinically significant dose-proportional increase in ongoing pregnancy rate at week 10 and live birth rate. In March 2017, we initiated our IMPLANT 2 European Phase 3 clinical trial in women undergoing IVF to further evaluate the efficacy and safety of a single oral dose of nolasiban, announced patient recruitment completion in September 2017, and reported positive primary endpoint pregnancy results in February 2018, and positive live birth results in October 2018. Based on these results, we sought feedback from regulatory authorities in Europe and the United States on any necessary additional clinical requirements, and also solicited guidance on the regulatory registration path forward. Based on the feedback we received from regulatory authorities in Europe following scientific advice meetings on our nolasiban development program, we initiated an additional Phase 3 trial primarily in European, Canadian and CIS or Russian centers, or the IMPLANT 4 trial, in November 2018. Assuming IMPLANT 4 trial results confirm IMPLANT 1 and IMPLANT 2 results, we intend to use this data to file a European marketing authorization application (MAA), which is being planned for late 2019. Feedback received from the FDA did not provide the clarity that we were hoping to see on the design of pivotal clinical trials to support an IVF indication in the United States. We are working with the FDA to reach agreement on certain elements. Upon agreement with the FDA, which we anticipate may be achieved in 2019, we are ready to pursue our clinical trial program in the United States.

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

Phase 2 Clinical Safety Results

In the IMPLANT 1 trial, nolasiban was well tolerated at doses up to 900 mg. Adverse events were reported through 10 weeks following the OPU day. Increased doses were not observed to result in increased occurrence of adverse events. The most common adverse events were determined to be related to pregnancy, menstrual bleeding or the IVF procedure and occurred at similar frequencies in the placebo and active treatment groups. Serious adverse events were reported in six patients and included ectopic pregnancy in three patients, and adnexal torsion, vaginal hemorrhage and ovarian hyperstimulation syndrome in one patient each. None of these serious adverse events were determined by the investigator to be related to the treatment and none caused trial discontinuation. One patient in the nolasiban 900 mg group discontinued participation in the trial due to a non-serious adverse event of ovarian hyperstimulation syndrome, which was determined by the investigator to be unrelated to treatment. Only three adverse events, which occurred in patients in the 300 mg group, were considered related to treatment (mild nausea, mild dizziness and mild rash), and the patients fully recovered from the adverse events.

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

Figure 13

Ongoing Phase 3 Clinical Trial and Clinical Development Plan

We have advanced nolasiban into Phase 3 clinical development to evaluate its potential to improve clinical pregnancy and live birth rates for women undergoing IVF. We are conducting a Phase 3 clinical trial in Europe, which we refer to as IMPLANT 2, where we believe more IVF treatments are conducted. The study included eligibility criteria to exclude patients with high progesterone level on day of hCG from entering the trial.

IMPLANT 2 is a randomized, double blind, placebo controlled clinical trial that included 778 patients from 41 fertility clinics across nine European countries. Patients received either a single 900 mg dose of nolasiban or placebo (1:1) orally on the day of ET. Recruitment included patients undergoing single, fresh ET on day 3 (D3, n=388) or on day 5 (D5, n=390) after oocyte retrieval. The primary endpoint of the trial was ongoing pregnancy as determined by ultrasound at 10 weeks following ET. The pre-defined primary analysis was conducted on the pooled population of D3 and D5 ET. Secondary endpoints include clinical pregnancy rates at six weeks after the ET day, live birth rates, maternal, newborn baby and infant follow-up. The design of this IMPLANT 2 European Phase 3 clinical trial is shown in Figure 14 below.

Figure 14

We initiated this IMPLANT 2 European Phase 3 clinical trial in March 2017, announced patient recruitment completion in September 2017, and reported data for the primary endpoint in February 2018 and for live birth rate in October 2018.

These top line results include efficacy and safety data up to week 10 of pregnancy following embryo transfer. Demographics and baseline characteristics were comparable between groups. The primary endpoint of the clinical trial was met, with an absolute increase in ongoing pregnancy rate at 10 weeks of 7.1% (placebo 28.5% and nolasiban 35.6%, p = 0.031). This represents a relative increase of 25% in the ongoing pregnancy rate after administration of nolasiban compared to placebo. In the ET D5 subgroup, the absolute increase was 11.2% in favor of nolasiban (placebo 34.7% and nolasiban 45.9%, p = 0.034). This represents a relative increase in ongoing pregnancy rate of 32% after administration of nolasiban compared to placebo. In the ET D3 subgroup, there was a statistically non-significant 3.1% absolute increase in favor of nolasiban (placebo 22.2% and nolasiban 25.3%, p > 0.05), or a 14.0% relative increase in ongoing pregnancy rate after administration of nolasiban compared to placebo. The live birth rate results were consistent with the benefit seen in pregnancy rates for patients treated with nolasiban. Live birth rate, reflecting the ultimate goal of IVF procedures, taking home a baby, showed a statistically and clinically significant benefit in favor of patients receiving nolasiban, 34.8% vs. 27.7% for placebo, p=0.025. For patients undergoing Day 5 ET, the live birth rate benefit was even more pronounced for nolasiban, 44.8% vs. 33.2%, p=0.025. The 28-day neonatal safety data did not reveal any adverse consequences from nolasiban treatment.

Figure 15

Overall, nolasiban was well tolerated, with low rates of study discontinuation that were comparable between treatment and placebo. The safety profile of nolasiban was also similar to placebo. Safety data from the IMPLANT 2 trial did not reveal any adverse consequences from nolasiban treatment.

Figure 16

Based on feedback received from regulatory authorities in Europe on our nolasiban development program, we initiated an additional Phase 3 trial, or the IMPLANT 4 trial in late November 2018.

IMPLANT 4 is a randomized, double blind, placebo controlled clinical trial that will include 820 patients from about 50 fertility clinics across primarily European, Canadian and CIS or Russian centers. Patients undergoing single, fresh ET on day 5 (D5) after oocyte retrieval will be randomized to receive either a single 900 mg dose of nolasiban or placebo (1:1) orally on the day of ET. The primary endpoint of the trial will be similar to IMPLANT 2, including ongoing pregnancy as determined by ultrasound at 10 weeks following ET. The key secondary endpoint are live birth rates as well as maternal, newborn and infant follow-up. The design of this IMPLANT 4 Phase 3 clinical trial is shown in Figure 17 below.

Figure 17

OBE022: Our PGF2α Receptor Antagonist for the Treatment of Preterm Labor (GA 24-34 weeks)

We are developing OBE022 as a potential first-in-class, once daily, oral and selective PGF2α, receptor antagonist for the treatment of preterm labor in weeks 24 to 34 of pregnancy. PGF2α is a naturally occurring prostaglandin that acts to induce labor in pregnant women. Through specific antagonism of the PGF2α receptor, OBE022 is designed to control preterm labor by reducing inflammation, decreasing uterine contractions and preventing cervical changes and membrane ruptures. Based on its PK profile and efficacy observed in animal models, we believe OBE022 has the potential to become a first-in-class therapy to suppress premature labor and delay or avoid preterm birth while also being safe for the fetus. In February 2017, we completed a Phase 1 clinical trial assessing the safety, tolerability and PK profile of OBE022 in healthy post-menopausal female volunteers after single doses of 10 mg to 1,300 mg and multiple doses between 100 mg per day and 1,000 mg per day over 7 consecutive days. OBE022 was observed to have a favorable pharmacokinetic profile, no clinically significant food effect, a favorable safety profile and to be well-tolerated at doses up to 1,300 mg after single dose administration and up to 1,000 mg per day after multiple dose administration over 7 days, each of which are above the estimated clinical effective dose. In March 2017, we completed a set of drug-drug interaction, or DDI, Phase 1 clinical pharmacology studies investigating the safety, tolerability and PK profile of OBE022 when combined with magnesium sulfate, atosiban, nifedipine or betamethasone (medications typically used in patients with preterm labor) in pre-menopausal female volunteers. OBE022 in combination with those drugs was observed to have a favorable safety profile and to be well-tolerated up to 1,100 mg per day, which was the highest tested dose. In December 2017, we announced the initiation of our Phase 2a proof-of-concept clinical trial of OBE022 known as PROLONG, which is being conducted in two parts: Part A and Part B. Part A is an open-label trial assessing the safety and pharmacokinetics of OBE022 in pregnant women, who were already receiving standard of care therapy for preterm labour, atosiban infusion. Part B, is a randomized, double-blind, placebo-controlled, parallel-group trial to assess the efficacy, safety and pharmacokinetics of OBE022. In December 2018, following completion of the open-label Part A and based on the favorable safety and pharmacokinetics results, we announced the initiation of the randomized placebo-controlled Part B of the trial. Part B will enroll up to 120 women at 24-34 weeks gestation who are experiencing preterm labor symptom. We expect initial interim efficacy results to be available in the first 30 patients in the first half of 2019.

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

Figure 18: Weighted Percentages of Tocolytic Agents for Efficacy

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

Phase 1 Clinical Trials

We completed a Phase 1 clinical trial assessing the safety, tolerability and PK profile of OBE022 when administered in approximately 70 healthy post-menopausal female volunteers as single and multiple ascending doses at one site in the United Kingdom. As PGF2α is also involved in uterine contractions and the related pain that can occur during normal menstruation in non-pregnant women, we are assessing the feasibility of measuring the ability of OBE022 to reduce the intra-uterine pressure and the pelvic pain scores in healthy female volunteers of child bearing age during menstruation. From the single doses administered of 10 mg to 1,300 mg and multiple doses between 100 mg per day and 1,000 mg per day administered over 7 consecutive days in the completed Phase 1 clinical trial, we observed that pro-drug OBE022 was readily absorbed and rapidly converted into its equally active stable metabolite OBE002. The plasma level of OBE002 increased with increasing doses of OBE022 reaching exposure levels that were anticipated to be clinically relevant within an hour following administration. There was no clinically significant food interaction with peak exposures reduced to 80% and AUC staying bioequivalent. The mean half-life of OBE002 ranged between 8 and 11 hours following administration of a single dose and between 22 to 29 hours after multiple doses (figure 19). Single and multiple administrations of OBE022 were well tolerated at all doses. There have been no serious adverse events and no clinically relevant changes in safety parameters.

Figure 19:

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

Clinical Development Plan

Based on these Phase 1 clinical trial results, we initiated the PROLONG Phase 2a proof-of-concept clinical trial. The trial objectives are to assess the pharmacokinetic, the safety and efficacy of OBE022 when co-administered with atosiban, to delay birth after oral administration in pregnant women who face preterm labor and potentially preterm delivery. The targeted patient population will include women who are at least 24 weeks and less than 34 weeks pregnant, with intact membranes, presenting with spontaneous preterm labor for which they receive atosiban for 48 hours and no contraindications to a prolongation of pregnancy.

The PROLONG Phase 2a trial is being conducted in two parts: Part A and Part B. Part A was an open-label trial of OBE022 administered orally, with a loading dose of 1000 mg, then 500 mg twice a day for 7 days to pregnant women with threatened preterm labor. OBE022 pharmacokinetics and maternal, fetal and infant safety were assessed. Fetal cardiac safety was monitored using Doppler ultrasound. Time to delivery was also measured. 9 patients were included in this part. Eight of the nine patients did not deliver within the 7 days of OBE022 treatment and one patient delivered the day after starting OBE022. OBE022 was observed to be well absorbed from Day 1 to Day 7 and steady-state serum concentrations and pharmacokinetics were comparable to those observed previously in non-pregnant women. OBE022 administration was observed to be well tolerated by the mother and there were no adverse events reported for the fetuses, and no clinically significant abnormal findings on the Doppler ultrasound including no constrictive effect on the ductus arteriosus. The results will be presented at the 66th Annual Scientific Meeting of the Society for Reproductive Investigation from 12th to 16th of March 2019 in Paris, France.

In January 2019, and based on the favorable safety and pharmacokinetic results we observed in Part A, we announced the initiation of Part B of the PROLONG trial, which is a randomized, double-blind, placebo-controlled, parallel-group trial to assess the efficacy, safety and pharmacokinetics of OBE022. We are planning to enroll up to 120 patients with preterm labor at a gestational age of 24 to 34 weeks. As in Part A, OBE022 or placebo will be administered orally, with 1,000 mg as a starting dose, then 500 mg twice a day for 7 days to women already receiving atosiban infusion for 48 hours.

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

Manufacturing

We rely on CMOs to produce our product candidates in accordance with the FDA’s cGMP regulations for use in our clinical trials. The manufacture of pharmaceuticals is subject to extensive cGMP regulations, which impose various procedural and documentation requirements and govern all areas of record keeping, production processes and controls, personnel and quality control. Replacement of any of our CMOs would require us to qualify new manufacturers and negotiate and execute contractual agreements with them. If any of our supply or service agreements with our CMOs are terminated, we will experience delays and additional expenses in the completion of the development of and obtaining regulatory approval for linzagolix, nolasiban and OBE022.

To meet our projected needs for clinical supplies to support our activities through regulatory approval and commercial manufacturing, the CMOs with whom we currently work will need to increase scale of production or we will need to secure alternate suppliers. Pursuant to the Kissei license and supply agreement, we have agreed to exclusively purchase the active pharmaceutical ingredient for linzagolix from Kissei who is now obtaining linzagolix cGMP supply from two suppliers, both of which are different from the supplier who received the warning letter from the FDA in November 2016. If we are unable to obtain sufficient quantities of our products candidates or receive raw materials in a timely manner, we could be required to delay our ongoing clinical trials and seek alternative manufacturers, which would be costly and time-consuming.

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

With respect to linzagolix, in 2018 the first compound from the oral gonadotropin-releasing hormone, or GnRH, receptor antagonist class received regulatory approval in the United States for the treatment of pain associated with endometriosis. AbbVie Inc. has been commercializing elagolix, brand named Orilissa, in the United States since August 2018, and has publicly stated intentions to submit a regulatory application for the uterine fibroids associated with heavy menstrual bleeding indication in 2019. We are aware of one other oral GnRH receptor antagonist product candidate being developed in Phase 3 clinical trials for the endometriosis and uterine fibroids indications, relugolix from Myovant Sciences, Inc. We also anticipate competing with GnRH receptor agonists, including Lupron (leuprolide acetate), marketed by AbbVie Inc. and Takeda

Pharmaceuticals, Visanne (dienogest), which is approved for the treatment of endometriosis outside the United States and is marketed by Bayer. Ulipristal acetate, a Selective Progesterone Receptor Modulator (or SPRM) which is approved for the treatment of moderate-to-severe symptoms of uterine fibroids outside the United States and is marketed by Gedeon Richter in Europe and other regions, and by Allergan in Canada. Ulipristal acetate experienced severe label restrictions regarding usage in 2018 due to post marketing liver safety issues. Allergan had submitted an NDA for ulipristal acetate but disclosed receipt of a complete response letter (CRL) from the FDA in August 2018 indicating that the NDA was not approvable in its current form and requesting additional information. Recently, Bayer Schering which was conducting an exhaustive clinical development program for Vilaprisan for the treatment of uterine fibroids and endometriosis, announced that it would be stopping its development activities. In addition, oral contraceptives and nonsteroidal anti-inflammatory drugs, or NSAIDs, are routinely used as a first-line therapy for the treatment of symptoms associated with endometriosis and uterine fibroids and have a meaningful success rate at mitigating the symptoms associated with these conditions.

With respect to nolasiban, there are no other oxytocin receptor antagonists approved either for oral administration or for use in connection with IVF. However, it is our understanding that Ferring Pharmaceuticals Inc. has barusiban in its development pipeline, an oxytocin receptor antagonist, to be administered subcutaneously, that may be developed for use in connection with IVF. Nevertheless, to our knowledge, no new clinical trial activity has been publicly announced since completion of a Phase 2 in 2015. Ferring Pharmaceuticals’ atosiban, an oxytocin receptor antagonist, to be administered by continuous infusion, has been used off-label in investigator initiated trials in connection with IVF outside the United States.

With respect to OBE022, Tractotile (atosiban) is approved to delay preterm birth outside of the United States, and we anticipate potential competition as a single agent, if not used in combination with OBE022 given their different mechanisms of action. In terms of clinical development, it is our understanding that GlaxoSmithKline terminated the in-house development of retosiban, an oxytocin receptor antagonist, designed to delay preterm birth. Currently available prostaglandin synthesis inhibitors, such as NSAIDs may also represent competitive therapies, some of which may be used off-label as standard of care, despite risk of serious side effects for the neonates. Makena, which is registered in the USA for preventing preterm delivery in high risk patients is seen as a complement rather than a competitor for OBE022, due to its mechanism of action and regime of administration (bi-weekly administration to be initiated between week 16 and 20 of gestation).

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

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than linzagolix, nolasiban or OBE022 or any other product candidate that we may develop. Our competitors also may obtain FDA or other regulatory approval for their product candidates more rapidly than we may obtain approval for our product candidates, which could result in our competitors establishing a strong market position before we are able to enter the market. Any new product that competes with an approved product must demonstrate compelling advantages in efficacy, convenience, tolerability and safety in order to overcome price competition and to be commercially successful.

In addition, established biopharmaceutical companies may invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make linzagolix, nolasiban, OBE022 or any of our future product candidates less competitive.

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

As of December 31, 2018, our patent portfolio as it pertains to certain of our product candidates included:

•

four United States (U.S.) patents, projected to expire between 2034 and 2035, three U.S. patent applications, which, if granted, project to expire between 2034 and 2035, as well as corresponding patents and patent applications internationally, directed to nolasiban as a composition of matter and uses of nolasiban in assisted reproductive technology;

•

one international (PCT) application, which, if granted in the U.S., projects to expire in 2037, directed to compositions of matter containing nolasiban and uses of nolasiban in assisted reproductive technology;

•

two U.S. patent applications, which, if granted, project to expire between 2037 and 2039, as well as corresponding patent applications internationally, directed to compositions of matter containing OBE022 and uses of OBE022 for the treatment of preterm labor;

•	two U.S. patent applications, which, if granted, project to expire in 2039, directed to uses of linzagolix for the treatment of sex hormone-dependent diseases; and
•	two PCT applications, which, if granted in the U.S., project to expire in 2038, directed to uses of linzagolix for the treatment of endometriosis and uterine fibroids

As of December 31, 2018, our in-licensed patent portfolio as it pertains to certain of our product candidates included:

•	one U.S. patent, projected to expire in 2023, as well as corresponding patents and patent applications internationally, directed to nolasiban as a composition of matter;
•

three U.S. patents, projected to expire between 2024 and 2036, one U.S. patent application, which, if granted, projects to expire in 2036, as well as corresponding patents and patent applications internationally, directed to OBE022 as a composition of matter and uses of OBE022 for the treatment of preterm labor; and

•

three U.S. patents, projected to expire between 2030 and 2032, one U.S. patent application, which, if granted, projects to expire in 2031, as well as corresponding patents and patent applications internationally outside of specified Asian countries, directed to linzagolix as a composition of matter and uses of linzagolix for the treatment of sex hormone-dependent diseases.

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

In addition to the U.S. patents and U.S. patent applications described above, our patent portfolio and our in-licensed patent portfolio include issued patents and pending patent applications in various other jurisdictions. For example, we have obtained, or we license from third parties, issued patents in Europe that pertain to certain aspects of our product candidates described above.

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

License and Supply Agreement with Kissei

In November 2015, we entered into a license and supply agreement, or the Kissei license and supply agreement, with Kissei. Pursuant to the Kissei license and supply agreement we received an exclusive license to develop, manufacture and commercialize products, or the Product, containing the compounds which is a specified GnRH antagonist and covered by certain licensed patent rights, or the Compound, throughout the world except for specified Asian countries and we arranged to exclusively acquire from Kissei the material necessary to produce linzagolix. Under the Kissei license and supply agreement, we are developing linzagolix for the treatment of heavy menstrual bleeding associated with uterine fibroids and pain associated with endometriosis. The agreement also establishes a joint development committee, and upon the filing of regulatory approval, a joint marketing committee, each of which shall be composed of an equal number of representatives for each party, which will exchange information and monitor progress in the development and marketing of the Product, respectively. We must use commercially reasonable efforts to develop, manufacture and commercialize the Compound and the Product. We and Kissei will share development data and regulatory filings from our respective territories with one another. Further, we granted Kissei an exclusive license under any of our know-how and patents related to inventions or improvements resulting from our activities under the Kissei license and supply agreement, for Kissei to use in exploiting the Compound and the Product in their retained territory.

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

Pursuant to the Kissei license and supply agreement, we have agreed to exclusively purchase the active pharmaceutical ingredient for linzagolix from Kissei. During the development stage, we are obligated to pay Kissei a specified supply price. Following the first commercial sale of licensed product, we are obligated to pay Kissei a royalty payment in the low twenty percent range as a percentage of net sales, which includes payment for Kissei’s supply of the active pharmaceutical ingredient until the latest of the date that the valid claim of a patent for the Product has expired, the expiration of our regulatory exclusivity period or 15 years from the first commercial sale of such product on a country-by-country and product-by-product basis. During the term, we are restricted from developing, marketing and selling GnRH agonists and GnRH antagonists other than the Compound to the extent allowed by applicable laws.

We are solely responsible, at our expense, for the development and commercialization of the Product candidates licensed under the Kissei license and supply agreement in the licensed territory. Kissei has the responsibility to maintain and prosecute the licensed patent rights in the licensed territory and we have the right to enforce any of them in the event that Kissei abandons it. The Kissei license and supply agreement terminates on the date of expiration of all royalty obligations, unless we elect to continue to purchase the Compound from Kissei after the expiration of all royalty obligations. Either party may terminate the Kissei license and supply agreement earlier for an uncured breach, subject to notice requirements and specified exceptions, including that Kissei has the option to convert the exclusive licenses granted to us to non-exclusive if we breach the agreement and fail to cure within a specified time period. We may also terminate the agreement for scientific, commercial, strategic or intellectual property reasons at any time upon advance written notice to Kissei. Kissei may also terminate the agreement if we do not fulfill certain development-related obligations for a specified period of time, or if, in connection with a change of control by us, we do not fulfill certain diligence obligations for a specified period of time. Further, under the terms of the Kissei license and supply agreement, Kissei is obligated to have a backup supplier based on the pharmaceutical industry standard. We may only gain the right to obtain an alternative source of the supply of linzagolix upon Kissei failing to deliver a substantial percentage of the requested supply, delivering the supply late or delivering the supply of linzagolix in nonconforming manner; provided that Kissei has a specified period of time to cure any of these defects. In the event that Kissei failed to deliver a substantial percentage of requested supply of linzagolix, we may gain the right to obtain an alternative source of supply. Further, we and Kissei are each obligated to maintain a specified percentage of supply in excess of the estimate for yearly requirements that we submit to Kissei.

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
•

a new Medicare Part D coverage gap discount program, in which manufacturers must now agree to offer 70% point-of-sale discounts to negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

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

Some of the provisions of the ACA have yet to be implemented, and there have been judicial and Congressional challenges to certain aspects of the ACA, as well as recent efforts by the Trump administration to repeal or replace certain aspects of the ACA. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the ACA have been signed into law. Legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act, or Tax Act, includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. On January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. The Bipartisan Budget Act of 2018, or the BBA, among other things, amended the ACA, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”. In July 2018, CMS published a final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. While the Texas U.S. District Court Judge, as well as the Trump administration and CMS, have stated that the ruling will have no immediate effect pending appeal of the decision, it is unclear how this decision, subsequent appeals, and other efforts to repeal and replace the ACA will impact the ACA.

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

At the federal level, the Trump administration’s budget proposal for fiscal year 2019 contains further drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Additionally, the Trump administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. The U.S. Department of Health and Human Services, or HHS, has already started the process of soliciting feedback on some of these measures and, at the same, is immediately implementing others under its existing authority. For example, in September 2018, CMS announced that it will allow Medicare Advantage Plans the option to use step therapy for Part B drugs beginning January 1, 2019, and in October 2018, CMS proposed a new rule that would require direct-to-consumer television advertisements of prescription drugs and biological products, for which payment is available through or under Medicare or Medicaid, to include in the advertisement the Wholesale Acquisition Cost, or list price, of that drug or biological product. On January 31, 2019, the HHS Office of Inspector General proposed modifications to federal Anti-Kickback Statute safe harbors which, among other things, may affect rebates paid by manufacturers to Medicare Part D plans, the purpose of which is to further reduce the cost of drug products to consumers. While a number of any proposed measures will require authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, individual states in the United States have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs.

Additionally, on May 30, 2018, the Trickett Wendler, Frank Mongiello, Jordan McLinn, and Matthew Bellina Right to Try Act of 2017, or the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase I clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a prescription drug manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

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

The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription products. By way of example, the ACA contains provisions that may reduce the profitability of products, including, for example, increased rebates for products sold to Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. CMS may develop new payment and delivery models, such as bundled payment models. For example, the HHS moved 30% of Medicare payments to alternative payment models tied to the quality or value of services in 2016. Additionally, HHS set a goal of moving 50% of Medicare payments into these alternative payments by the end of 2018, but due a policy shift under the Trump administration, it is unclear how and when such changes will be implemented.

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

The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide coverage and adequate reimbursement. In addition, the focus on cost containment measures in the United States and other countries has increased and we expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if we attain favorable coverage and reimbursement status for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Sales and Marketing

Numerous regulatory authorities in addition to the FDA, including, in the United States, the Centers for Medicare & Medicaid Services, or CMS, other divisions of HHS, the U.S. Department of Justice, and similar foreign, state, and local government authorities, regulate sales, promotion and other activities of prescription drug manufacturers. As described above, the FDA regulates all advertising and promotion activities for products under its jurisdiction both prior to and after approval. Only those claims relating to safety and efficacy that the FDA has approved may be used in labeling. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those we tested and the FDA approved. Such off-label uses are common across medical specialties, and often reflect a physician’s belief that the off-label use is the best treatment for the patients. The FDA does not regulate the behavior of physicians in their choice of treatments, but FDA regulations do impose stringent restrictions on manufacturers’ communications regarding off-label uses. If we do not comply with applicable FDA requirements we may face adverse publicity, enforcement action by the FDA, corrective advertising, consent decrees and the full range of civil and criminal penalties available to the FDA. Promotion of off-label uses of products can also implicate the false claims laws described below.

In the United States, clinical research, sales, marketing and scientific/educational programs must also comply with various federal and state laws pertaining to healthcare “fraud and abuse,” including anti-kickback laws and false claims laws. Anti-kickback laws including, without limitation, the federal Anti-Kickback Statute that applies to items and services reimbursable under governmental healthcare programs such as Medicare and Medicaid, makes it illegal for a prescription drug manufacturer to solicit, offer, receive, or pay any remuneration in exchange for, or to induce, the referral of business, including the purchase or prescription of a particular product. Due to the breadth of the statutory provisions, limited statutory exceptions and regulatory safe harbors, and the scarcity of guidance in the form of regulations, agency advisory opinions, sub-regulatory guidance and judicial decisions addressing industry practices, it is possible that our practices might be challenged under the federal Anti-Kickback Statute or similar laws. Moreover, recent healthcare reform legislation has strengthened these laws. For example, the ACA, among other things, amended the intent requirement of the federal Anti-Kickback Statute and criminal healthcare fraud statutes to clarify that a person or entity does not need to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, the ACA clarifies that the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. In addition, the U.S. federal government and private individuals, on behalf of the U.S. federal government, can bring similar actions under the federal civil False Claims Act. False claims laws, including, without limitation, the federal civil False Claims Act, prohibit anyone from knowingly and willingly presenting, or causing to be presented for payment, to third-party payors (including Medicare and Medicaid) claims for reimbursed products or services that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. Our activities relating to the sale and marketing of our products may be subject to scrutiny under these laws, as well as civil monetary penalties laws and the criminal healthcare fraud provisions enacted as part of the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA. Violations of fraud and abuse laws may be punishable by criminal, civil and administrative sanctions, including fines and civil monetary penalties, the possibility of exclusion from federal healthcare programs (including Medicare and Medicaid), disgorgement, individual imprisonment, and corporate integrity agreements, which impose, among other things, rigorous operational and monitoring requirements on companies. Similar sanctions and penalties, as well as imprisonment, also can be imposed upon executive officers and employees, including criminal sanctions against executive officers under the so-called “responsible corporate officer” doctrine, even in situations where the executive officer did not intend to violate the law and was unaware of any wrongdoing.

Given the significant penalties and fines that can be imposed on companies and individuals if convicted, allegations of such violations often result in settlements even if the company or individual being investigated admits no wrongdoing. Settlements often include significant civil sanctions, including fines and civil monetary penalties, and corporate integrity agreements. If the government were to allege or convict us or our executive officers of violating these laws, our business could be harmed. Our activities could be subject to challenge for the reasons discussed above and due to the broad scope of these laws and the increasing attention being given to them by law enforcement authorities. Other healthcare laws that may affect our ability to operate include HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their implementing regulations, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information; and the federal Physician Payments Sunshine Act, which requires certain manufacturers of products, devices, biologics, and medical supplies to report annually to CMS information related to payments and other transfers of value to physicians and teaching hospitals, and ownership and investment interests held by physicians and their immediate family members.

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

C. Organizational Structure.

The following diagram illustrates our corporate structure:

D. Property, Plants and Equipment.

Our principal executive offices are located at Chemin des Aulx, 12, 1228 Plan-les-Ouates, Geneva, Switzerland, where we lease an approximately 1,000 square meter facility. We also opened offices in Boston, Massachusetts, for our U.S. subsidiary, ObsEva USA Inc., in 2017. We believe that our current facilities are suitable and adequate to meet our current needs. If we need to add new facilities or expand existing facilities as we add employees, we believe that suitable additional space will be available to accommodate any such expansion of our operations.

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

We are developing linzagolix as a novel, oral gonadotropin releasing hormone, or GnRH, receptor antagonist, for the treatment of pain associated with endometriosis and heavy menstrual bleeding associated with uterine fibroids in pre-menopausal women. Aimed at addressing the need of the largest possible population in each indication, our clinical trials for both of these indications are designed to assess and potentially support the registration of two regimens of administrations for linzagolix i.e. (i) a moderate dose of linzagolix without hormonal add-back therapy and (ii) a high dose of linzagolix with hormonal add-back therapy.

In 2018 we completed a 24-week treatment of 330-patient multiple-dose, placebo-controlled Phase 2b EDELWEISS clinical trial of linzagolix in endometriosis patients across 70 sites in the United States and 15 sites in Central and Eastern Europe. We are currently conducting a 6-month treatment extension phase of the EDELWEISS clinical trial which we expect to complete in the first half of 2019. In June 2018, we announced that the EDELWEISS clinical trial successfully met its primary endpoint, a statistically significant increase in patient response rate vs. placebo following 12 weeks of treatment. In September 2018, we announced positive 24-week treatment results from the EDELWEISS clinical trial, including bone mineral density (BMD) safety assessments. We believe the BMD results support our plan to pursue further development of two doses of linzagolix for the treatment of endometriosis, including a 75 mg once daily dose without low dose ABT, and a 200 mg once daily dose in combination with low dose ABT. We met with the FDA for an End of Phase 2 meeting in December 2018 to discuss the design of our planned two pivotal Phase 3 clinical trials (EDELWEISS 2 and EDELWEISS 3). Based on the feedback and meeting minutes received from the FDA, we plan to commence this trial program in the first quarter of 2019.

In addition, we are conducting two Phase 3 clinical trials of linzagolix in patients with heavy menstrual bleeding associated with uterine fibroids, the PRIMROSE clinical trials. The PRIMROSE clinical trials each have a target enrollment of approximately 500 patients and are being conducted in the United States and in Europe. We announced that the PRIMROSE 2 trial, being conducted in both the U.S. and Europe, completed patient recruitment in December 2018, and we expect the PRIMROSE 1 trial being conducted in the U.S. to do so in the second quarter of 2019. We expect to report primary endpoint results following 24 weeks of treatment from the PRIMROSE 1 and 2 clinical trials in the first quarter of 2020 and fourth quarter of 2019, respectively, with a regulatory filing with the FDA based on 52 weeks treatment duration in both trials, planned prior to the end of 2020.

We are also developing nolasiban, an oral oxytocin receptor antagonist, to improve clinical pregnancy and live birth rates in women undergoing in-vitro fertilization, or IVF. We completed randomization of 778 patients in our European Phase 3 clinical trial in women undergoing IVF, or the IMPLANT 2 clinical trial, in 2017 and reported positive results for the primary endpoint of ongoing pregnancy 10 weeks post embryo transfer in February 2018, and positive live birth rate results in October 2018. Nolasiban was observed to be well tolerated with a safety profile not different from placebo. 28-day neonatal safety data from the IMPLANT 2 trial did not reveal any adverse consequences from nolasiban treatment, and 6-month infant follow-up data is expected in the second quarter of 2019.

Based on feedback received in the third quarter of 2018 from regulatory authorities in Europe on our nolasiban development program, we initiated in late November 2018 an additional Phase 3 trial primarily in European, Canadian and CIS or Russian centers, or the IMPLANT 4 trial. Patients are being randomized and the IMPLANT 4 primary endpoint readout (10-week ongoing pregnancy results) is expected to support the filing of a Marketing Authorization Application (MAA) in Europe being planned for late 2019.

In addition, we are developing OBE022, an oral and selective prostaglandin F2α receptor antagonist, for preterm labor in weeks 24 to 34 of pregnancy. In December 2017, we announced the initiation of our Phase 2a proof-of-concept clinical trial of OBE022 known as PROLONG which is being conducted in two parts: Part A and Part B. Part A is an open-label trial assessing the safety and pharmacokinetics of OBE022 in pregnant women, who were already receiving standard of care therapy for preterm labour, atosiban infusion. Part B, is a randomized, double-blind, placebo-controlled, parallel-group trial to assess the efficacy, safety and pharmacokinetics of OBE022. In December 2018, following completion of the open-label Part A and based on the favorable safety and pharmacokinetics results, we announced the initiation of the randomized placebo-controlled Part B of the trial. Part B will enroll up to 120 women at 24-34 weeks gestation who are experiencing preterm labor symptom. We expect initial interim efficacy results to be available in the first 30 patients in the first half of 2019.

We were founded in November 2012 and our operations to date have included organizing and staffing our company, raising capital, in-licensing rights to linzagolix, nolasiban and OBE022 and conducting nonclinical studies and clinical trials. To date, we have not generated any revenue from product sales as none of our product candidates have been approved for commercialization. We have historically financed our operations exclusively through the sale of equity. To date, we have raised an aggregate of $330.5 million of net proceeds, including $88.5 million of net proceeds from our initial public offering in January 2017, $56.3 million of net proceeds from our private placement with institutional investors in October 2017, and $72.4 million in net proceeds from our underwritten public offering in June 2018. In addition, during 2018, we sold treasury shares from its “at the market” (ATM) program, generating net proceeds of $19.4 million.

We have never been profitable and have incurred significant net losses in each period since our inception. Our net losses were $76.7 million, $66.9 million, and $30.2 million for the years ended December 31, 2018, 2017 and 2016, respectively. As of December 31, 2018, we had accumulated losses of $214.5 million, out of which $30.6 million were offset with share premium. This reclassification transaction had no impact on total equity. We expect to continue to incur significant expenses and operating losses for the foreseeable future. We used $63.9 million and $55.7 million of cash in operations in 2018 and 2017, respectively, and we anticipate that our expenses will continue to increase significantly in connection with our ongoing activities as we:

•

continue to invest in the clinical development of our product candidates and specifically in connection with our ongoing EDELWEISS, PRIMROSE 1 and 2, IMPLANT 2, IMPLANT 4 and PROLONG clinical trials, and any additional clinical trials, nonclinical studies and pre-commercial activities that we may conduct for product candidates;

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

Strategic Licensing Agreements

Linzagolix

In November 2015, we entered into the Kissei license and supply agreement with Kissei Pharmaceutical Co., Ltd., or Kissei. Pursuant to the Kissei license and supply agreement we received an exclusive license to develop, manufacture and commercialize products, or the Product, containing the compounds which is a specified GnRH antagonist and covered by certain licensed patent rights, or the Compound, throughout the world except for specified Asian countries. We arranged to exclusively acquire from Kissei the material necessary to produce linzagolix.

In consideration for the license, we made an initial $10.0 million upfront payment. In addition, we agreed to make aggregate milestone payments of up to $63.0 million upon the achievement of specified developmental milestones, such as the initiation of clinical trials and receipt of regulatory approvals. In connection with the initiation of the Phase 3 clinical program for linzagolix in uterine fibroids in the second quarter of 2017, a $5.0 million milestone was paid. With respect to any products we commercialize under the Kissei license and supply agreement, we agreed to make further payments of up to an additional $125.0 million to Kissei upon the achievement of specified commercial milestones.

Pursuant to the Kissei license and supply agreement, we have agreed to exclusively purchase the active pharmaceutical ingredient for linzagolix from Kissei. During the development stage, we are obligated to pay Kissei a specified supply price. Following the first commercial sale of licensed product, we are obligated to pay Kissei a royalty in the low twenty percent range as a percentage of net sales. This payment includes Kissei’s supply of the active pharmaceutical ingredient until the latest of (i) the date that the valid claim of a patent for the Product has expired, (ii) the expiration of our regulatory exclusivity period, or (iii) 15 years from the first commercial sale of such product on a country-by-country and product-by-product basis. During the term, we are restricted from developing, marketing and selling GnRH agonists and GnRH antagonists other than the Compound to the extent allowed by applicable laws.

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

From inception through December 31, 2018, we have incurred $172.6 million in research and development expenses to advance the development of our product candidates. The following table provides a breakdown of our outsourced research and development expenses that are directly attributable to the specified product candidates for the years ended December 31, 2018, 2017 and 2016, respectively.

	Year Ended December 31,
	2018	2017	2016
Linzagolix	$(39,315)	$(32,166)	$(9,689)
Nolasiban	(7,515)	(8,873)	(2,873)
OBE022	(2,502)	(2,178)	(4,103)
Total outsourced research and development expenses	$(49,332)	$(43,217)	$(16,665)

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

In 2015, the Canton of Geneva granted us a ten-year tax holiday for all income and capital taxes on a communal and cantonal level commencing in fiscal year 2013 and valid through to 2022, subject to our Swiss domiciliation and compliance with certain reporting provisions. We remain subject to Swiss federal income tax on our profits after tax but have only incurred net losses since our inception. We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset such losses carried forward against future taxes. As of December 31, 2018, we had tax loss carryforwards totaling $184.2 million. We do not believe it is probable that we will generate sufficient profits to avail ourselves of these tax loss carryforwards.

Our Irish subsidiary had no activity in 2017 and 2018 and our U.S. subsidiary, as a service organization to the group under cost plus arrangement, was the only entity to generate income tax expenses for the year ended December 31, 2018.

A. Operating Results

Analysis of Results of Operations

The following table sets forth our selected consolidated statements of operations data for the periods indicated:

	Year Ended December 31,
	2018	2017	2016
	(in thousands)
Consolidated Statements of Operations Data:
Operating income other than revenue	$15	$16	$22
Operating expenses:
Research and development expenses	(62,872)	(54,912)	(23,711)
General and administrative expenses	(14,297)	(12,568)	(6,452)
Total operating expenses	(77,169)	(67,480)	(30,163)
Finance result, net	393	589	(61)
Income tax benefit / (expense)	45	(51)	-
Net loss	$(76,716)	$(66,926)	$(30,202)

Years Ended December 31, 2018 and 2017

Operating Expenses

Research and Development Expenses

	Year Ended December 31,
	2018	2017
	(in thousands)
	(unaudited)
Research and development expenses by product candidate
Linzagolix	$(39,315)	$(32,166)
Nolasiban	(7,515)	(8,873)
OBE022	(2,502)	(2,178)
Unallocated expenses
Staff costs	(11,001)	(9,950)
Other research and development costs	(2,539)	(1,745)
Total research and development expenses	$(62,872)	$(54,912)

Research and development expenses increased by $8.0 million in 2018 compared to 2017 primarily due to the increased costs of $7.2 million resulting primarily from the ramp up of our PRIMROSE 1 and 2 clinical trials with linzagolix, and increased staff costs of $1.0 million associated with increased headcount, partially offset by decreased costs of $1.4 million for nolasiban primarily due to the completion in 2018 of our IMPLANT 2 study. Other research and development costs also contributed to the overall increase, primarily due to patent costs that were $0.6 million higher in 2018 compared to 2017.

General and Administrative Expenses

	Year Ended December 31,
	2018	2017
	(in thousands)
	(unaudited)
Staff costs	$(8,536)	$(8,049)
Professional fees	(3,739)	(2,793)
Other general and administrative costs	(2,022)	(1,726)
Total general and administrative expenses	$(14,297)	$(12,568)

General and administrative expenses increased by $1.7 million in 2018 compared to 2017 primarily due to increased staff costs of $0.5 million associated with increased headcount, and increased professional fees of $0.9 million resulting from our financings completed in 2018, our Swiss listing completed in July 2018, as well as increased efforts in communication and advertising.

Finance Result, Net

	Year Ended December 31,
	2018	2017
	(in thousands)
Finance result, net	$393	$589

Finance result, net, in 2018 and 2017 primarily consisted of foreign exchange gains and losses.

Years Ended December 31, 2017 and 2016

Operating Expenses

Research and Development Expenses

	Year Ended December 31,
	2017	2016
	(in thousands)
	(unaudited)
Research and development expenses by product candidate
Linzagolix	$(32,166)	$(9,689)
Nolasiban	(8,873)	(2,873)
OBE022	(2,178)	(4,103)
Unallocated expenses
Staff costs	(9,950)	(5,520)
Other research and development costs	(1,745)	(1,526)
Total research and development expenses	$(54,912)	$(23,711)

Research and development expenses increased by $31.2 million in 2017 compared to 2016 primarily due to the increased costs of $22.5 million resulting primarily from our ongoing PRIMROSE 1 and 2 and EDELWEISS clinical trials with linzagolix, the increased costs of $6.0 million resulting from our ongoing IMPLANT 2 clinical trial with nolasiban and increased staff costs of $4.4 million associated with increased headcount and including a $2.3 million increase of share-based compensation, partially offset by decreased costs of $1.9 million primarily due to our Phase 1 clinical trials with OBE022.

General and Administrative Expenses

	Year Ended December 31,
	2017	2016
	(in thousands)
	(unaudited)
Staff costs	$(8,049)	$(1,916)
Professional fees	(2,793)	(3,959)
Other general and administrative costs	(1,726)	(577)
Total general and administrative expenses	$(12,568)	$(6,452)

General and administrative expenses increased by $6.1 million in 2017 compared to 2016 primarily due to increased staff costs of $6.1 million associated with increased headcount, including a $4.3 million increase of share-based compensation, and increased costs of $1.1 million resulting from other general and administrative expenses associated with operating as a public company, which were partially offset by decreased professional fees of $1.2 million due to fees associated with the preparation of our initial public offering in late 2016.

Finance Result, Net

	Year Ended December 31,
	2017	2016
	(in thousands)
Finance result, net (gain / (loss))	$589	$(61)

Finance result, net, in 2017 and 2016 primarily consisted of foreign exchange losses.

B. Liquidity and Capital Resources

Since our inception, we have not generated any revenue and have incurred net losses and negative cash flows from our operations. We have funded our operations primarily through the sale of equity. From inception through December 31, 2018, we have raised an aggregate of $330.5 million of net proceeds from the sale of equity securities. In January 2017, we completed our initial public offering of 6,450,000 common shares at a public offering price of $15.00 per share. We received $88.5 million in net proceeds after deducting $8.3 million of underwriting discounts and commissions and other offering expenses. Additionally, in October 2017, we raised $56.3 million of net proceeds after deducting $3.7 million of placement expenses through the issuance of 7,500,000 shares at a price of $8.00 per share in a private placement with institutional investors.

In May 2018, we sold 1,600,851 treasury shares at a price of $12.50 per share as part of our ATM program, receiving net proceeds of $19.4 million after deducting $0.6 million of directly related issuance costs.

In June 2018, we completed an underwritten public offering of common shares and issued 4,750,000 shares at a price of $15.39 per share, raising $68.0 million in net proceeds after deducting $5.1 million of underwriting discounts, commissions and other offering expenses. In July 2018, we raised additional funds for net proceeds of $4.4 million from the exercise of the option available to the underwriters in connection with the June 2018 offering. As of December 31, 2018, we had $138.6 million in cash and cash equivalents.

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

We expect our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements into mid-2020. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

•	the scope, progress, results and costs of our ongoing and planned nonclinical studies and clinical trials for linzagolix, nolasiban and OBE022;
•

the cost and timing of ongoing and planned manufacturing activities including active pharmaceutical ingredient and drug product pharmaceutical development and clinical trial supplies production for linzagolix, nolasiban and OBE022;

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

The following table shows a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2018	2017	2016
Cash and cash equivalents at beginning of period	$110,841	$25,508	$54,275
Net cash used in operating activities	(63,941)	(55,715)	(28,589)
Net cash used in investing activities	(271)	(5,285)	(45)
Net cash from / (used in) financing activities	91,652	145,743	(167)
Effect of exchange rates	359	590	34
Cash and cash equivalents at end of period	$138,640	$110,841	$25,508

Operating Activities

Net cash used in operating activities consists of net loss before tax adjusted for changes in net working capital, or current assets less current liabilities, and for non-cash items such as depreciation and amortization, as well as the value of share-based services.

During the year ended December 31, 2018, $63.9 million of cash was used for operating activities, primarily as the result of our net loss before tax of $76.8 million, as adjusted for non-cash items and changes in net working capital. Non-cash items amounted to $8.8 million and mainly consisted of share-based payments. Changes in net working capital included primarily a $8.4 million increase in accrued expenses, primarily due to the progress in our PRIMROSE 1 and 2 clinical trials (including the cost of supplies), as well as a $4.3 million increase in prepaid expenses, mainly attributable to upfront payments made in relation to our Phase 3 EDELWEISS 2 and 3 clinical trials announced late 2018.

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

During the year ended December 31, 2016, $28.6 million of cash was used for operating activities, primarily as the result of our net loss before tax of $30.2 million, as adjusted for non-cash items and changes in net working capital. Non-cash items amounted to $2.0 million and mainly consisted of share-based payments. Changes in net working capital included primarily a $2.0 million increase in prepaid expenses, primarily due to upfront payments made in relation to our PRIMROSE 1 and 2 clinical trials in uterine fibroids, as well as a $1.8 million increase in other payables and current liabilities mainly attributable to our ongoing EDELWEISS clinical trial of linzagolix in endometriosis and Phase 1 clinical trials of OBE022 during 2016.

Investing Activities

Net cash used in investing activities consists primarily of investments in leasehold improvements and furniture and fixtures, as well as investments in intangible assets through the execution of in-licensing agreements or the payment of development-based milestones to our licensors.

During 2018, net cash used in investing activities consisted primarily of $0.2 million in purchases of furniture and fixtures for our offices in Switzerland and the United States.

During 2017, net cash used in investing activities consisted primarily of a $5.0 million milestone payment to Kissei made upon initiation of the Phase 3 clinical program for linzagolix in uterine fibroids, as well as payments made for leasehold improvements and furniture for the opening of our office in the United States. Net cash used in investing activities in 2016, consisted primarily of purchase of furniture and fixtures for our office in Switzerland.

Financing Activities

Net cash from financing activities consists primarily of proceeds from the sale of equity securities.

Cash flows from financing activities in 2018 mainly consisted of the net proceeds from our underwritten public offering completed in June 2018 and our “at the market” (ATM) program, which we established in May 2018. Cash flows from financing activities in 2017 consisted mainly of the net proceeds from our initial public offering in January 2017 and from our private placement with institutional investors in October 2017. Cash flows used in financing activities in 2016 mainly consisted of payments for costs incurred in connection with our initial public offering and related issuance of new shares.

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

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2018:

	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
	(in thousands)
Operating leases	$705	$1,421	$948	$—	$3,074
Total	$705	$1,421	$948	$—	$3,074

Under our license agreements with Kissei and Merck Serono, we may be required to pay royalties in the future. In addition, pursuant to the Kissei license and supply agreement, we have agreed to make aggregate milestone payments of up to $63.0 million upon the achievement of specified developmental milestones, such as the initiation of clinical trials and receipt of regulatory approvals, of which we had paid $5.0 million as of December 31, 2018. With respect to any product we commercialize under the Kissei license and supply agreement, we have agreed to make additional aggregate milestone payments of up to $125.0 million to Kissei upon the achievement of specified commercial milestones.

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

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management.

The following table sets forth information regarding our executive officers and directors, including their ages, as of December 31, 2018. Our directors are appointed for one-year terms, which expire on the occasion of each annual general meeting. Accordingly, the terms of the directors set forth below will expire on the date of our 2019 annual general meeting of shareholders.

Name	Age	Position(s)
Executive Officers:
Ernest Loumaye	66	Chief Executive Officer and Director
Timothy Adams	59	Chief Financial Officer
Jean-Pierre Gotteland	54	Chief Scientific Officer and Head of R&D
Wim Souverijns	48	Chief Commercial Officer
Elke Bestel	52	Chief Medical Officer and Head of Pharmacovigilance
Fabien Lefebvre de Ladonchamps	40	Vice President Corporate Affairs and Finance
Ben T.G. Tan	59	Vice President of Commercial & Business Development
Non-Employee Directors:
Frank Verwiel	56	Chairperson of the Board of Directors
Annette Clancy	64	Director
Barbara Duncan	54	Director
James I. Healy	53	Director
Ed Mathers	58	Director
Rafaèle Tordjman	49	Director
Jacky Vonderscher	64	Director

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

Jean-Pierre Gotteland has served as our Chief Scientific Officer since September 2015 and was promoted to Chief Scientific Officer and Head of Research & Development in April 2018. From May 2007 to August 2015, Dr. Gotteland worked at PregLem SA, initially as the Vice President of Non-Clinical Development and CMC from 2007 to 2012 and as the Chief Development Officer from January 2012 to August 2015. From 1998 to 2007, Dr. Gotteland held several research and development positions at Serono (subsequently Merck Serono). From 1991 to 1998, Dr. Gotteland served as medicinal chemistry group leader at Pierre Pabre Meclicament. Dr. Gotteland holds a Ph.D. in Organic Chemistry from the University Claude Bernard and an Engineering Diploma from Ecole Superieure de Chimie Industrielle.

Wim Souverijns has served as our Chief Commercial Officer since November 2018. Mr. Souverijns brings nearly 20 years of experience in the pharmaceutical industry and recently served as Corporate Vice President, Global Marketing, Hematology & Oncology within Celgene out of Summit, New Jersey. During his tenure at Celgene, Mr. Souverijns took on several strategic roles serving as Head of EMEA and later Global Marketing Excellence, as well as operational roles as General Manager for the Nordics and the UK & Ireland. Previously, Mr. Souverijns developed his pharmaceutical experience through various international assignments at PwC Consulting and in different market access leadership roles at Amgen, both in the European headquarters previously based in Luzern, Switzerland, as well as at the global level out of Thousand Oaks, California. Mr. Souverijns holds a degree in bioengineering, as well as a Ph.D. in oil refining from the KU Leuven, Belgium.

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

Fabien Lefebvre de Ladonchamps has served as our Vice President Corporate Affairs and Finance since January 2019 and previously served as Vice President of Finance from January 2016 to December 2018 and Finance Director from October 2013 to December 2015. Prior to joining our company, Mr. de Ladonchamps worked at Addex Therapeutics, initially as Chief Accountant from 2008 to 2009 and then as Group Financial Controller from 2010 to September 2013. Mr. de Ladonchamps holds a French degree in Finance and Accounting from the Lyon III University in Lyon, France.

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

Non-Employee Directors

Frank Verwiel has served as a member of our board of directors since March 2016 and has served as the chairperson of the board since December 2016. Dr. Verwiel was the President and Chief Executive Officer of Aptalis Pharma Inc. from 2005 to 2014, where he also served on the board of directors. He currently serves as a member of the board of directors of the public companies Achillion Pharmaceuticals, Inc., a pharmaceutical company, Bavarian Nordic A/S, a biotechnology company and Intellia Inc., also a biotechnology company. Dr. Verwiel previously served on the board of directors of InterMune, Inc. from 2012 to 2014 and Avexis, Inc., a biotechnology company from 2015 to 2018. Dr. Verwiel was also a director of the Biotechnology Industry Organisation. Dr. Verwiel received his M.D. from Erasmus University, Rotterdam, The Netherlands, and his M.B.A. from INSEAD in Fontainebleau, France. Our board of directors believes that Dr. Verwiel’s scientific acumen and his over 25 years of strategic, operational and international experience in the pharmaceutical industry provide him with the qualifications and skills to serve as a director.

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

Barbara Duncan has served as a member of our board of directors since December 2016. From May 2009 through June 2016, Ms. Duncan served as the Chief Financial Officer of Intercept Pharmaceuticals, Inc., a biopharmaceutical company. Prior to joining Intercept Pharmaceuticals, Inc., Ms. Duncan served as the Chief Financial Officer and then Chief Executive Officer of DOV Pharmaceutical, Inc., or DOV, from 2001 to April 2009. Prior to joining DOV, Ms. Duncan served as a vice president of Lehman Brothers Inc. in its corporate finance division from August 1998 to August 2001. From September 1994 to August 1998, Ms. Duncan was an associate and director at SBC Warburg Dillon Read, Inc. in its corporate finance group. Ms. Duncan serves on the board of directors of Aevi Genomic Medicine, Inc., Adaptimmune Therapeutics plc, Jounce Therapeutics, Inc. and Ovid Therapeutics Inc., publicly traded biopharmaceutical companies. Ms. Duncan received her B.S. from Louisiana State University in 1985 and her M.B.A. from the Wharton School, University of Pennsylvania, in 1994. Our board of directors believes that Ms. Duncan’s expertise with public and financial accounting matters, as well as her experience in the pharmaceutical industry, provide her with the qualifications and skills to serve as a director.

James I. Healy has served as a member of our board of directors since August 2013. Dr. Healy has been a general partner at Sofinnova Investments, Inc. (previously Sofinnova Ventures, Inc.) since 2000. Prior to this, Dr. Healy held various positions at Bayer Healthcare Pharmaceuticals, Sanderling Ventures, and ISTA Pharmaceuticals, Inc. Dr. Healy is currently on the board of directors of Ascendis Pharma A/S, Coherus BioSciences, Inc., Iterum Therapeutics, Natera, Inc., NuCana plc and several private companies. Previously, Dr. Healy served as a board member of Amarin Corporation plc, Anthera Pharmaceuticals, Auris Medical Holdings AG, Durata Therapeutics, Inc., Edge Therapeutics, Inc., Hyperion Therapeutics, Inc., InterMune, Inc., KaloBios Pharmaceuticals, Inc., Movetis NV, Y-mAbs Therapeutics, Inc. and a number of private companies. Dr. Healy holds a B.A. in Molecular Biology and a B.A. Scandinavian Studies from the University of California at Berkeley, and an M.D. and Ph.D. in Immunology from Stanford University School of Medicine. Our board of directors believes that Dr. Healy’s experience in the pharmaceutical industry and investing in life sciences companies, as well as his medical and scientific background, provide him with the qualifications and skills to serve as a director.

Ed Mathers has served as a member of our board of directors since February 2016. Mr. Mathers joined NEA as a Partner in August 2008 and is focused on biotechnology and specialty pharmaceuticals investments. He is a director of Liquidia Technologies (Nasdaq: LQDA), Ra Pharmaceuticals (Nasdaq: RARX – Chairman), Rhythm Pharmaceuticals, Envisia Therapeutics, Synlogic, (Nasdaq: SYBX), Lumos Pharma, Amplyx Pharmaceuticals, Senti Biosciences, Inozyme, Reneo Pharma, Akouos, Trevi Therapeutics and Mirium Pharmaceuticals. Previously he was a board member of Lumena (sold to Shire), Ziarco (sold to Novartis), Motus Therapeutics (sold to Allergan), Plexxikon (sold to Daiichi Sankyo), Intarcia, Satori Pharmaceuticals, Southeast Bio, MedImmune, LLC, and the Biotechnology Industry Organization (BIO). Prior to joining NEA, Mr. Mathers most recently served as Executive Vice President, Corporate Development and Venture, at MedImmune, Inc. Before joining MedImmune in 2002, he was Vice President, Marketing and Corporate Licensing and Acquisitions at Inhale Therapeutic Systems. Mr. Mathers spent 15 years at Glaxo Wellcome, Inc. (GlaxoSmithKline), where he held sales and marketing positions of increasing responsibility. He earned his bachelor's degree in chemistry from North Carolina State University. Our board of directors believes that Mr. Mathers’ experience with the healthcare and pharmaceutical industries and his broad management experience provide him with the qualifications and skills to serve as a director.

Rafaèle Tordjman has served as a member of our board of directors since August 2013. Dr. Tordjman joined the French based venture capital firm Sofinnova Partners in 2001 until March 2017 where she served as Managing Partner specializing in life sciences investments. Dr. Tordjman serves on the board of directors of the public company Nucana, a clinical-stage pharmaceutical company. Dr. Tordjman has also served on the boards of directors at several life sciences companies including, DBV Technologies SA, a French publicly traded company specializing in allergy therapies, Ascendis Pharma, Flexion Therapeutics, Inc., Lysogene, publicly traded companies in clinical-stage pharmaceuticals, as well as a private company, and PregLem, a company that specialized in reproductive female medicine. Previously, Dr. Tordjman was a research scientist at the Institut National de la Santé et de la Recherche Médicale (INSERM) in Cochin Hospital, Paris, France. Dr. Tordjman has also practiced as a medical doctor, specializing in clinical hematology and internal medicine. Dr. Tordjman received an M.D. and completed a fellowship in hematology and internal medicine at the Paris University Hospitals. She received a Ph.D. in hematopoiesis and angiogenesis from and completed a post-doctoral fellowship in immunology at the University of Paris VII. Our board of directors believes that Dr. Tordjman’s experience in the pharmaceutical industry and investing in life sciences companies, as well as her medical and scientific background, provide her with the qualifications and skills to serve as a director.

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

B. Compensation.

Compensation of Executive Officers and Directors

For the year ended December 31, 2018, the aggregate compensation paid to the members of our board of directors and our executive officers for services in all capacities was $14.5 million, including $10.2 million of share-based compensation.

During the year ended December 31, 2018, other than the 2017 equity incentive plan outline below, we had no performance based compensation programs.

The amount set aside by us to provide pension, retirement or similar benefits to members of our board of directors or executive officers amounted to a total of $0.1 million in the year ended December 31, 2018.

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

All of our employees, advisors, including scientific consultants, agents and members of our board of directors are eligible to participate in our Plan. As of December 31, 2018, there were 1,854,502 issued and outstanding common shares awarded under our Plan. Under our Plan, common shares held by participants are subject to a four-year vesting period, or as otherwise set out in the participant’s issuance agreement. Under the Plan, one-fourth of the common shares would vest upon the first anniversary of the issuance date, and one-36th of the remaining common shares would vest, starting from the first anniversary of the issuance date, over a total period of three years. Upon a termination of employment, certain forfeiture provisions may apply to a participant’s vested or unvested common shares.

2017 Equity Incentive Plan

Following the completion of our initial public offering, we ceased issuing any new grants under our Plan, and began issuing new awards under our 2017 Equity Incentive Plan, or our 2017 Plan.Our 2017 Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code, or the Code, to our employees and our parent and subsidiary corporations’ employees, and for the grant of non-statutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards and other forms of stock compensation to our employees, including officers, consultants and directors. Our 2017 Plan also provides for the grant of performance cash awards to our employees, consultants and directors.

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

C. Board Practices.

Our board of directors is composed of eight members. Each director is elected for a one-year term. The current members of our board of directors were appointed at our annual general meeting of shareholders held on May 9, 2018 to serve until our 2019 annual general meeting of shareholders.

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

D. Employees.

As of December 31, 2018, we had 45 employees. None of our employees are represented by any collective bargaining agreements. We believe that we maintain good relations with our employees. At each date shown, we had the following number of employees, broken out by department and geography.

	As of December 31,
	2018	2017	2016
Function
Research and preclinical development	9	8	8
Clinical, medical and regulatory affairs	20	17	11
Management and administrative	16	14	8
Total	45	39	27
Geography
Switzerland	39	33	27
United States	6	6	—

E. Share Ownership.

For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

The following table sets forth information with respect to the beneficial ownership of our common shares as of December 31, 2018 for:

•	each beneficial owner of 5% or more of our outstanding common shares;
•	each of our directors and executive officers; and
•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include common shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of December 31, 2018. Percentage ownership calculations are based on 45,477,137 common shares outstanding as of December 31, 2018.

Except as otherwise indicated, all of the shares reflected in the table are common shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of common shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding common shares subject to options held by that person that are immediately exercisable or exercisable within 60 days of December 31, 2018. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of ObsEva SA, Chemin des Aulx, 12, 1228 Plan-les-Ouates, Geneva, Switzerland.

Name of Beneficial Owner	Number	Percentage
Principal Shareholders:
Sofinnova Venture Partners VIII, L.P.(1)	4,749,623	10.9%
New Enterprise Associates 15, L.P.(2)	4,586,563	10.5%
Entities affiliated with Venrock Healthcare Capital Partners II, L.P.(3)	3,412,249	7.8%
Orbimed Private Investments V, LP(4)	2,605,531	6.0%
Executive Officers and Directors:
Ernest Loumaye	3,063,098	7.0%
Timothy Adams	(*)
Jean-Pierre Gotteland	(*)
Elke Bestel	(*)
Fabien Lefebvre de Ladonchamps	(*)
Ben T.G. Tan	(*)
Annette Clancy	(*)
Barbara Duncan	(*)
James I. Healy(1)	4,777,163	10.9%
Ed Mathers(2)	4,614,103	10.5%
Rafaèle Tordjman	(*)
Frank Verwiel	(*)
Jacky Vonderscher	(*)
All current directors and executive officers as a group (14 persons)(5)	13,513,822	30.9%

*Represents beneficial ownership of less than 1%.

(1)

The information is based on the number of our common shares reported by Sofinnova Venture Partners VIII, L.P., or Sofinnova VIII, Sofinnova Management VIII, L.L.C., Dr. Michael F. Powell, Dr. James I. Healy and Dr. Anand Mehra in notifications filed with the SIX Swiss Exchange. Consists of 4,749,623 common shares directly held by Sofinnova VIII. Sofinnova Management VIII, L.L.C. is the general partner of Sofinnova VIII, and Dr. Anand Mehra, Dr. James I. Healy (a member of our board of directors) and Dr. Michael F. Powell, the managing members of Sofinnova Management VIII, L.L.C., may be deemed to have shared voting and dispositive power with respect to such shares. The address of Sofinnova VIII is c/o Sofinnova Ventures, Inc., 3000 Sand Hill Road, Bldg. 4, Suite 250, Menlo Park, California 94025.

(2)

The information is based on the number of our common shares reported by New Enterprise Associates 15, L.P., or NEA 15, NEA Partners 15, L.P., or NEA Partners 15, NEA 15 GP, LLC, or NEA 15 LLC, Peter J. Barris, Forest Baskett, Anthony A. Florence, Jr., Joshua Makower, David M. Mott, Jon M. Sakoda, Scott D. Sandell, Peter W. Sonsini and Ravi Viswanathan in notifications filed with the SIX Swiss Exchange. Consists of 4,586,563 common shares directly held by NEA 15. The shares directly held by NEA 15 are indirectly held by NEA Partners 15, the sole general partner of NEA 15, NEA 15 LLC, the sole general partner of NEA Partner 15 and each of the individual Managers of NEA 15 LLC. The individual Managers of NEA 15 LLC, or collectively, the NEA 15 Managers, are Peter J. Barris, Forest Baskett, Anthony A. Florence, Jr., Joshua Makower, David M. Mott, Jon M. Sakoda, Scott D. Sandell, Peter W. Sonsini and Ravi Viswanathan. NEA 15, NEA Partners 15, NEA 15 LLC and the NEA 15 Managers share voting and dispositive power with regard to our securities directly held by NEA 15. Ed Mathers, a partner of New Enterprise Associates, Inc., is a member of our board of directors. The address of New Enterprise Associates 15, L.P. is c/o New Enterprise Associates, Inc., 1954 Greenspring Drive, Suite 600, Timonium, Maryland 21093.

(3)

The information is based solely on a Schedule 13D/A filed by Venrock Healthcare Capital Partners II, L.P., or VHCP II, VHCP Co-Investment Holdings II, LLC, or Co-Invest II, VHCP Management II, LLC, Bong Koh and Nimish Shah on February 14, 2018. Consists of 1,602,723 shares owned by Venrock Healthcare Capital Partners II, L.P., 649,737 shares owned by VHCP Co-Investment Holdings II, LLC, 1,054,372 shares owned by Venrock Healthcare Capital Partners III, L.P. and 105,417 shares owned by VHCP Co-Investment Holdings III, LLC. VHCP Management II, LLC is the sole general partner of VHCP II and the manager of Co-Invest II and may be deemed to beneficially own these shares. Bong Koh and Nimish Shah are members of VHCP Management II, LLC and may be deemed to beneficially own the shares held by VHCP II and Co-Invest II. The address for each of VHCP II, Co-Invest II, VHCP Management II, LLC, Bong Koh and Nimish Shah is 530 Fifth Avenue, 22nd Floor, New York, NY 10036.

(4)

The information is based on the number of our common shares reported by OrbiMed Capital GP V LLC and OrbiMed Advisors LLC in notifications filed with the SIX Swiss Exchange. Consists of 2,605,531 common shares directly held by Orbimed Private Investments V, LP, or OPI V. OrbiMed Capital GP V LLC, or GP V, is the sole general partner of OPI V, and OrbiMed Advisors LLC, or Advisors, a registered adviser under the Investment Advisers Act of 1940, as amended, is the sole managing member of GP V. By virtue of such relationships, GP V and Advisors may be deemed to have voting and investment power with respect to the shares held by OPI V and as a result may be deemed to have beneficial ownership of such shares. The address of OPI V is 601 Lexington Avenue, 54th floor, New York, New York 10022.

(5)	Includes 310,530 common shares issuable upon the exercise of options that are exercisable within 60 days of December 31, 2018.

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

In June 2018, we completed an underwritten public offering of common shares and issued and sold 4,750,000 common shares.  In July 2018, we issued and sold an additional 306,721 common shares upon the exercise of the option available to the underwriters in connection with the June 2018 offering.

As of December 31, 2018, we estimate that approximately 49% of our outstanding common shares were held in the United States by eight holders of record. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose common shares are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

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

Issuance of Common Shares in Our “At The Market” (ATM) Program

Venrock Healthcare Capital Partners II, L.P. and VHCP Co-Investment Holdings II, LLC, which we collectively refer to as Venrock, which together is a holder of more than 5% of our common shares, purchased an aggregate of 200,000 of our common shares in our ATM program in May 2018. All shares were purchased at the offering price of $12.50 per share.

Issuance of Common Shares in Our Underwritten Public Offering

Venrock, which is a holder of more than 5% of our common shares, purchased an aggregate of 925,000 of our common shares in our underwritten public offering in June 2018. All shares were purchased at the offering price of $15.39 per share.

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

B. Significant Changes.

Not applicable.

Item 9. The Offer and Listing.

A. Offer and Listing Details.

The common shares have been listed on Nasdaq Global Select Market, or Nasdaq, under the symbol “OBSV” since January 26, 2017, and on SIX Swiss Exchange, or SIX, under the symbol “OBSN” since July 13, 2018. Prior to January 26, 2017, there was no public trading market for common shares.

B. Plan of Distribution.

Not applicable.

C. Markets.

Our common shares have been listed on Nasdaq under the symbol “OBSV” since January 26, 2017, and on SIX under the symbol “OBSN” since July 13, 2018.

D. Selling Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

Item 10. Additional Information.

A. Share Capital.

Not applicable.

B. Memorandum and Articles of Association.

Subject to the specifications mentioned below, the information set forth in our prospectus dated March 2, 2018, as amended on June 19, 2018, filed with the SEC, under the headings “Description of Share Capital—The Company,” “Description of Share Capital—Share Capital,” “Description of Share Capital—Articles of Association,” “Description of Share Capital—General Meeting of Shareholders,” “Description of Share Capital—Voting Rights,” “Description of Share Capital—Dividends and Other Distributions,” “Description of Share Capital—Transfer of Shares,” “Description of Share Capital—Inspection of Books and Records,” “Description of Share Capital—Compulsory Acquisitions; Appraisal Rights,” “Description of Share Capital—Board of Directors,” “Description of Share Capital—Conflict of Interest, Management Transactions” “Description of Share Capital—Principles of the Compensation of the Board of Directors and the Executive Management,” “Comparison of Swiss Law and Delaware Law” and “Enforcement of Judgments” is incorporated herein by reference.

Our articles of association were amended on June 21, 2018 in connection with our June 2018 follow-on offering.

As of March 5, 2019, our issued and fully paid-in share capital consisted of 45,477,137 common shares with a par value of CHF 1/13 each, or approximately CHF 0.0769 per share, and no preferred shares. Our share capital, as recorded with the commercial registry of the Swiss canton of Geneva as of March 5, 2019, consisted of 45,381,252 common shares with a par value of CHF 1/13 each.

Under our articles of association, our share capital may be increased by a maximum aggregate amount of CHF 455,586 through the issuance of not more than 5,922,618 common shares with a par value CHF 1/13 each, in connection with our equity incentive plans. Throughout 2018, we issued 95,885 common shares out of our conditional capital for equity incentive plans. When the issuance of these common shares will be recorded in the commercial registry of the Swiss canton of Geneva, our articles will be amended accordingly to provide that our share capital may be increased by a maximum aggregate amount of CHF 448,210 and 3/13 of a Swiss franc through the issuance of not more than 5,826,733 common shares by the exercise of option or conversion rights that have been granted to employees, members of our board of directors or our consultants or of one of our subsidiaries through one or more equity incentive plans created by our board of directors.

Our share capital may be increased by a maximum aggregate amount of CHF 1,107,154 through the issuance of not more than 14,393,002 common shares, which would have to be fully paid-in, with a par value of CHF 1/13 each, by the exercise of option and conversion rights granted in connection with convertible bonds or similar instruments of the Company or one of our subsidiaries.

Furthermore, our board of directors is authorized, at any time until May 9, 2020, to increase our share capital by a maximum aggregate par value of CHF 1,197,355 and 5/13 of a Swiss franc through the issuance of not more than 15,565,620 common shares, in connection with our authorized share capital.

C. Material Contracts.

Underwriting Agreement

We entered into an underwriting agreement among Credit Suisse Securities (USA) LLC, Jefferies LLC and Leerink Partners LLC, as representatives of the underwriters, on January 25, 2017, with respect to the common shares sold in our January 2017 initial public offering in the United States. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of such liabilities.

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

Underwriting Agreement

We entered into an underwriting agreement among J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC and Jefferies LLC, as representatives of the underwriters, on June 19, 2018, with respect to the common shares sold in our June 2018 underwritten public offering in the United States. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of such liabilities.

At the Market (ATM) Program

On March 16, 2018, we entered into an agreement with Jefferies LLC to sell treasury shares from time to time at our discretion under an “at the market” (ATM) program, with aggregate gross sales proceeds of up to $50.0 million. Through December 31, 2018, we have generating gross proceeds of approximately $20.0 million under the program.

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

If a shareholder who is not a Swiss resident for tax purposes and does not hold the common shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes in Switzerland, receives a distribution from us, the shareholder may be entitled to a full or partial refund or credit of Swiss federal withholding tax incurred on a taxable distribution if the country in which such shareholder is resident for tax purposes has entered into a treaty for the avoidance of double taxation with Switzerland and the further prerequisites of the treaty for a refund have been met. Shareholders not resident in Switzerland should be aware that the procedures for claiming treaty benefits (and the time required for obtaining a refund or credit) may differ from country to country.

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

Individual and Corporate Income Tax on Dividends

Swiss resident individuals holding the common shares as part of their private assets who receive dividends and similar distributions (including stock dividends and liquidation proceeds), which are not repayments of the par value of the common shares or distributions paid out of capital contributions reserves (réserves issues d’apports de capital) are required to report such payments in their individual income tax returns and are liable to Swiss federal, cantonal and communal income taxes on any net taxable income for the relevant tax period. Furthermore, for the purpose of the Direct Federal Tax, dividends, shares in profits, liquidation proceeds and pecuniary benefits from shares (including bonus shares) are included in the tax base for only 60% of their value, if the investment amounts to at least 10% of our nominal capital. All cantons have introduced similar partial taxation measures at cantonal and communal levels.

Swiss resident individuals as well as non-Swiss resident individual taxpayers holding the common shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to recognize dividends, distributions based upon a capital reduction (remboursements liés à la réduction de la valeur nominale des actions) and distributions paid out of capital contributions reserves (réserves issues d’apports de capital) in their income statements for the relevant tax period and are liable to Swiss federal, cantonal and communal individual or corporate income taxes, as the case may be, on any net taxable earnings accumulated (including the payment of dividends) for such period. Furthermore, for the purpose of the Direct Federal Tax, dividends, shares in profits, liquidation proceeds and pecuniary benefits from shares (including bonus shares) are included in the tax base for only 50%, if the investment is held in connection with the conduct of a trade or business or qualifies as an opted business asset according to Swiss tax law and amounts to at least 10% of our nominal capital. All cantons have introduced similar partial taxation measures at cantonal and communal levels.

Swiss resident corporate taxpayers as well as non-Swiss resident corporate taxpayers holding the common shares in connection with the conduct of a trade or business through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to recognize dividends, distributions based upon a capital reduction (remboursements liés à la réduction de la valeur nominale des actions) and distributions paid out of capital contributions reserves (réserves issues d’apports de capital) in their income statements for the relevant tax period and are liable to Swiss federal, cantonal and communal corporate income taxes on any net taxable earnings accumulated for such period. Swiss resident corporate taxpayers as well as non-Swiss resident corporate taxpayers holding the common shares in connection with the conduct of a trade or business through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland may be eligible for dividend relief (réduction pour participation) in respect of dividends and distributions based upon a capital reduction (remboursements liés à la réduction de la valeur nominale des actions) and distributions paid out of capital contributions reserves (réserves issues d’apports de capital) if the common shares held by them as part of a Swiss business have an aggregate market value of at least CHF 1 million of represent at least 10% of our share capital or give entitlement to at least 10% of our profits and reserves, respectively.

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

Swiss resident corporate taxpayers as well as non-Swiss resident corporate taxpayers holding the common shares in connection with the conduct of a trade or business, through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to recognize such capital gain in their income statements for the relevant tax period. Corporate taxpayers may qualify for participation relief on capital gains (réduction pour participations), if the common shares sold during the tax period reflect an interest of at least 10% in our capital or if the common shares sold allow for at least 10% of our profit and reserve and were held for at least one year. The tax relief applies to the difference between the sale proceeds of common shares by us and the investment cost of the participation.

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

Swiss Issuance Stamp Duty

We will be subject to and pay to the Swiss Federal Tax Administration a 1% Swiss federal issuance stamp duty (droit de timbre d’émissions) on the consideration received by it for the issuance of the Shares less certain costs incurred in connection with the issuance.

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

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	entities or arrangements classified as partnerships for U.S. federal income tax purposes;
•	tax-exempt entities;
•	persons that own or are deemed to own ten percent or more of the voting power or value of our stock;
•	persons who acquired our voting stock pursuant to the exercise of a stock option or otherwise as compensation; or
•	persons holding shares in connection with a trade or business conducted outside of the United States.

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

We do not believe that we were a PFIC in prior taxable years and we do not expect to be a PFIC for our taxable year ending December 31, 2019. However, our operations generate very limited amounts of non-passive income. Until we generate sufficient revenue from active licensing and other non-passive sources, there is a risk that we will be a PFIC under the PFIC income test. Moreover, we hold a substantial amount of cash and cash equivalents. Because the calculation of the value of our assets may be based in part on the value of our common shares, the value of which may fluctuate considerably, it is difficult to predict whether we will be a PFIC under the PFIC asset test. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion. Because PFIC status is a fact specific determination, and generally cannot be made until the close of the taxable year in question, no assurance can be given that we will not be a PFIC for our current taxable year and that we will not be a PFIC in future taxable years. Our United States counsel expresses no opinion with respect to our PFIC status for prior years, the current taxable year or any future years.

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

If the common shares are “regularly traded” on a “qualified exchange,” a U.S. Holder may make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. The common shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the common shares is traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq Global Market, on which we currently list our common shares, is a qualified exchange for this purpose. U.S. Holders should consult their tax advisors regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their common shares given that we may have lower-tier PFICs for which a mark-to-market election would not be available.

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

Dividends paid by us will generally be taxable to a non-corporate U.S. Holder at the preferential reduced rate normally applicable to long-term capital gains, provided we are not a PFIC in the taxable year in which the dividends are received or in the preceding taxable year, and so long as certain holding period requirements are met. However, as discussed above under “Passive Foreign Investment Company Rules,” if we are considered a PFIC, the preferential reduced rate will not be available with respect to dividends paid by us.

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

As of December 31, 2018, we had $138.6 million of cash and cash equivalents and we had no debt.

Interest Rate Risk

Our cash is held in readily available checking and money market accounts. These securities are generally not dependent on interest rate fluctuations that may cause the principal amount of these assets to fluctuate. As a result, a change in market interest rates would not have any significant impact on our financial position or results of operations. As of December 31, 2018, we had no debt and, therefore, have no material interest rate risk exposure.

Foreign Currency Exchange Risk

We operate primarily in Switzerland, Europe and in the United States and our functional currency is the U.S. Dollar, and as a result, we are exposed to transactional foreign exchange risk when we or a subsidiary enter into a transaction in a currency other than our or its functional currency.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

On January 25, 2017, we completed our initial public offering of common shares. Under the registration statement, we sold an aggregate of 6,450,000 common shares. All of these common shares were sold at a price to the public of $15.00 per share, yielding net proceeds of $88.5 million after deducting $6.8 million of underwriting discounts and commissions, excluding estimated offering expenses. Credit Suisse Securities (USA) LLC, Jefferies LLC and Leerink Partners LLC were joint book-running managers for the initial public offering. We paid the offering expenses in connection with the initial public offering, which were $3.2 million, and which included SEC registration fees, FINRA filing fees, Nasdaq listing fees, legal fees and expenses, printing expenses, accounting fees and expenses as well as other miscellaneous costs, but excluded the underwriting discounts and commissions.

On October 13, 2017, we completed a private placement of 5,140,626 common shares at a price of $8.00 per share and prepaid warrants to purchase an aggregate of 2,359,375 common shares with an exercise price of $8.00 per share. The warrants were exercised on October 13, 2017. We received net proceeds of $56.3 million from the private placement.

In May 2018, we sold 1,600,851 treasury shares at a price of $12.50 per share as part of our ATM program, receiving net proceeds of $19.4 million after deducting $0.6 million of directly related issuance costs.

In June 2018, we completed an underwritten public offering of common shares and issued 4,750,000 shares at a price of $15.39 per share, raising $68.0 million in net proceeds after deducting $5.1 million of underwriting discounts, commissions and other offering expenses. In July 2018, we raised additional funds for net proceeds of $4.4 million from the exercise of the option available to the underwriters in connection with the June 2018 offering.

We anticipate that we will use the net proceeds from our initial public offering, our private placement, our ATM program and our June 2018 offering to advance the development of linzagolix, nolasiban and OBE002 and to fund other research and development activities, as well as for working capital and other general corporate purposes. None of the net proceeds were used to make payments (other than compensation paid to our executive officers, directors and an affiliate of one of our directors, each as described in this Annual Report), directly or indirectly, to (i) any of our directors, officers or their associates, (ii) any persons owning 10% or more of our common shares or (iii) any of our affiliates. The intended use of the net proceeds has not materially changed from the information mentioned in (i) the prospectus relating to the Registration Statement on Form F-1, relating to our initial public offering, (ii) the prospectus supplement relating to the Registration Statement on Form F-3, relating to our ATM program and (iii) the prospectus supplement relating to the Registration Statement on Form F-3, relating to our June 2018 offering.

Item 15. Controls and Procedures.

Disclosure Controls and Procedures

Our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2018, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Under the supervision and with the participation of our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), management assessed our internal control over financial reporting based upon the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2018.

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

Item 16C. Principal Accountant Fees and Services.

PricewaterhouseCoopers SA, or PwC, has served as our independent registered public accounting firm for 2018 and 2017. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	December 31,
	2018	2017
	(in thousands)
Audit Fees	$502	$611
Audit-Related Fees	186	—
Tax Fees	—	—
Other Fees	2	10
Total	$690	$621

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

Audit and Non-Audit Services Pre-Approval Policy

To ensure the independence and objectivity of our external auditors, the provision of all non-audit services by the external auditors are pre- approved by our audit committee.

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

PART III

Item 17. Financial Statements.

See pages F-1 through F-27 of this Annual Report on Form 20-F.

Item 18. Financial Statements.

Not applicable.

Item 19. Exhibits.

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	Articles of Association of the Registrant	Form F-3/A	333-222820	4.1	02/23/2018

4.1	Registration Rights Agreement by and among the Registrant and certain holders of its capital shares, dated as of January 17, 2017	Form F-1/A	333-215383	4.1	01/23/2017

4.2	Series B Shareholders Agreement by and among the Registrant and certain holders of its capital shares, dated as of November 19, 2015	Form F-1	333-215383	4.2	12/30/2016

4.3#	License Agreement, by and between the Registrant and Ares Trading S.A., dated as of August 28, 2013	Form F-1	333-215383	10.1	12/30/2016

4.4#	License Agreement, by and between the Registrant and Ares Trading S.A., dated as of June 10, 2015, as amended	Form F-1	333-215383	10.2	12/30/2016

4.5#	Exclusive License Agreement, by and between the Registrant and Kissei Pharmaceutical Co., Ltd., dated as of November 19, 2015	Form F-1	333-215383	10.3	12/30/2016

4.6#	Cost Splitting Agreement, by and between the Registrant and Kissei Pharmaceutical Co., Ltd., dated as of February 6, 2017	Form 20-F	001-37993	4.6	04/21/2017

4.7	English language translation of Lease Agreement between the Registrant and Eldista GmbH, dated as of July 1, 2013, as amended	Form F-1	333-215383	10.4	12/30/2016

4.8	Securities Purchase Agreement, by and between the Registrant and the investors named therein, dated as of October 9, 2017	Form 6-K	001-37993	99.1	10/11/2017

4.9	Registration Rights Agreement, by and between the Registrant and the investors named therein, dated as of October 9, 2017	Form 6-K	001-37993	99.2	10/11/2017

4.10†	Form of Indemnification Agreement between the Registrant and each of its executive officers and directors	Form F-1/A	333-215383	10.5	01/17/2017

4.11†	Incentive Plan (including form of Issuance Agreement)	Form F-1/A	333-215383	10.6	01/06/2017

4.12†	2017 Equity Incentive Plan	Form F-1/A	333-215383	10.7	01/17/2017

4.13†	Form of Stock Option Grant Notice and Stock Option Agreement under 2017 Equity Incentive Plan	Form F-1/A	333-215383	10.8	01/17/2017
4.14	Open Market Sales Agreement by and between the Registrant and Jefferies LLC	Form 6-K	001-37993	1.1	03/16/2018

Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
4.15	Underwriting Agreement among the Registrant, J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC and Jefferies LLC, as managers for the several underwriters named therein.	Form 6-K	001-37993	1.1	06/22/2018
8.1	List of subsidiaries of the Registrant	Form F-1	333-215383	21.1	12/30/2016

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers SA

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

*	Filed herewith.
**	Furnished herewith.
†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Confidential treatment has been granted from the Securities and Exchange Commission as to certain portions of this document.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ObsEva SA:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ObsEva SA and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive loss, of cash flows and of changes in equity for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ PricewaterhouseCoopers SA

Geneva, Switzerland

March 5, 2019

We have served as the Company’s auditor since 2013.

Consolidated Balance Sheet

(in USD ’000)		As at December 31,
	Notes	2018	2017
ASSETS
Current assets
Cash and cash equivalents	4	138,640	110,841
Other receivables	5	885	783
Prepaid expenses	6	5,715	1,490
Total current assets		145,240	113,114
Non-current assets
Furniture, fixtures and equipment	7	319	323
Intangible assets	8	21,608	21,608
Other long-term assets	9	273	190
Total non-current assets		22,200	22,121
Total assets		167,440	135,235
LIABILITIES AND EQUITY
Current liabilities
Current tax liability	16	—	51
Other payables and current liabilities	5	2,766	2,865
Accrued expenses	6	14,163	6,514
Total current liabilities		16,929	9,430
Non-current liabilities
Post-employment obligations	10	3,547	3,099
Other long-term liabilities	9	48	55
Total non-current liabilities		3,595	3,154
Shareholders’ equity
Share capital	11	3,420	2,864
Share premium	11	314,565	219,335
Reserves	11	12,858	7,119
Accumulated losses	11	(183,927)	(106,667)
Total shareholders’ equity		146,916	122,651
Total liabilities and shareholders’ equity		167,440	135,235

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Loss

(in USD ’000, except per share data)
		Year ended December 31,
	Notes	2018	2017	2016
Operating income other than revenue	12	15	16	22
OPERATING EXPENSES
Research and development expenses	13	(62,872)	(54,912)	(23,711)
General and administrative expenses	13	(14,297)	(12,568)	(6,452)
Total operating expenses		(77,169)	(67,480)	(30,163)
OPERATING LOSS		(77,154)	(67,464)	(30,141)
Finance income	15	393	590	36
Finance expense	15	—	(1)	(97)
NET LOSS BEFORE TAX		(76,761)	(66,875)	(30,202)
Income tax benefit / (expense)	16	45	(51)	—
NET LOSS FOR THE YEAR		(76,716)	(66,926)	(30,202)
Net loss per share
Basic	17	(1.91)	(2.25)	(1.40)
Diluted	17	(1.91)	(2.25)	(1.40)
OTHER COMPREHENSIVE LOSS
Items that will not be reclassified to profit and loss
Remeasurements on post-employment benefit plans		(544)	(142)	(599)
Items that may be reclassified to profit or loss
Currency translation differences		—	—	(83)
TOTAL OTHER COMPREHENSIVE LOSS		(544)	(142)	(682)
TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(77,260)	(67,068)	(30,884)

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

(in USD ’000)		Year ended December 31,
	Notes	2018	2017	2016
NET LOSS BEFORE TAX FOR THE YEAR		(76,761)	(66,875)	(30,202)
Adjustments for:
Depreciation expense	7	109	70	46
Post-employment cost / (benefit)		(96)	7	(384)
Share-based compensation expense	18	9,152	8,856	2,237
Income tax paid		(11)	—	—
Finance (income) / expense, net		(359)	(589)	61
Increase in other receivables		(96)	—	(714)
Decrease / (increase) in prepaid expenses, deferred costs and other long term-assets		(4,225)	721	(2,033)
Increase / (decrease) in other payables and current liabilities		(16)	399	1,788
Increase in accrued expenses and other long-term liabilities		8,362	1,696	612
NET CASH FLOWS USED IN OPERATING ACTIVITIES		(63,941)	(55,715)	(28,589)
Cash used for rental deposits		(83)	(96)	—
Payments for plant and equipment	7	(188)	(189)	(45)
Acquisition of a license	8	—	(5,000)	—
NET CASH FLOWS USED IN INVESTING ACTIVITIES		(271)	(5,285)	(45)
Proceeds from issuance of shares	11	97,861	156,786	46
Payment of share issuance costs	11	(6,881)	(11,042)	(33)
Proceeds from exercise of stock-options	11	672	—	—
Payment of deferred costs of financing activities		—	—	(206)
Interest paid		—	(1)	(8)
Interest received		—	—	34
NET CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES		91,652	145,743	(167)
Net increase / (decrease) in cash and cash equivalents		27,440	84,743	(28,801)
Cash and cash equivalents as at January 1,		110,841	25,508	54,275
Effects of exchange rate changes on cash and cash equivalents		359	590	34
Cash and cash equivalents as at December 31,	4	138,640	110,841	25,508

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

(in USD ’000)	Notes	Share capital	Share premium	Share- based payments reserve	Foreign currency translation reserve	Total reserves	Accumulated losses	Total
December 31, 2015		1,694	99,597	3,227	(406)	2,821	(39,437)	64,675
Loss for the year		—	—	—	—	—	(30,202)	(30,202)
Other comprehensive loss		—	—	—	(83)	(83)	(599)	(682)
Total comprehensive loss		—	—	—	(83)	(83)	(30,801)	(30,884)
Issuance of non-voting shares		20	675	(675)	—	(675)	—	20
Acquisition of license		26	2,366	(2,366)	—	(2,366)	—	26
Share issuance costs		—	(33)	—	—	—	—	(33)
Share-based remuneration	18	—	—	2,237	—	2,237	—	2,237
Offset of accumulated losses with share premium		—	(30,639)	—	—	—	30,639	—
December 31, 2016		1,740	71,966	2,423	(489)	1,934	(39,599)	36,041
Loss for the year		—	—	—	—	—	(66,926)	(66,926)
Other comprehensive loss		—	—	—	—	—	(142)	(142)
Total comprehensive loss		—	—	—	—	—	(67,068)	(67,068)
Issuance of shares - IPO	11	496	96,254	—	—	—	—	96,750
Issuance of shares - PIPE	11	592	59,408	—	—	—	—	60,000
Issuance of shares - Incentive Plan	11	36	3,671	(3,671)	—	(3,671)	—	36
Share issuance costs		—	(11,964)	—	—	—	—	(11,964)
Share-based remuneration	18	—	—	8,856	—	8,856	—	8,856
December 31, 2017		2,864	219,335	7,608	(489)	7,119	(106,667)	122,651
Loss for the year		—	—	—	—	—	(76,716)	(76,716)
Other comprehensive loss		—	—	—	—	—	(544)	(544)
Total comprehensive loss		—	—	—	—	—	(77,260)	(77,260)
Issuance of shares - Incentive Plan	11	27	2,947	(2,947)	—	(2,947)	—	27
Issuance of shares - June 2018 offering	11	392	77,431	—	—	—	—	77,823
Issuance of shares - ATM program	11	130	19,881	—	—	—	—	20,011
Share issuance costs		—	(6,160)	—	—	—	—	(6,160)
Exercise of stock-options	18	7	1,131	(466)	—	(466)	—	672
Share-based remuneration	18	—	—	9,152	—	9,152	—	9,152
December 31, 2018		3,420	314,565	13,347	(489)	12,858	(183,927)	146,916

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

The Group is focused on the development and commercialization of novel therapeutics for serious conditions that compromise women’s reproductive health and pregnancy. The Group has a portfolio of three mid- to late-stage development in-licensed compounds (linzagolix, nolasiban and OBE022) being developed in four indications. The Group has no currently marketed products.

These consolidated financial statements are presented in dollars of the United States (USD), rounded to the nearest thousand, except share and per share data, and have been prepared on the basis of the accounting principles described in note 2.

These consolidated financial statements were authorized for issue by the Company’s Board of Directors (the “Board of Directors”) on March 5, 2019.

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

The Company currently consolidates the financial operations of its two fully-owned subsidiaries, ObsEva Ireland Ltd, which is registered in Cork, Ireland and organized under the laws of Ireland, and ObsEva USA Inc., which is registered and organized under the laws of Delaware, USA. ObsEva Ireland Ltd had no operations and no results of operations to report as of December 31, 2018 and 2017.

2.3 Standards and interpretations published by the IASB

The IASB and the International Financing Reporting Standards Interpretations Committee have recently issued new standards and interpretations to be applied to the Group’s consolidated financial statements.

On January 1, 2018, the Group adopted IFRS 9 Financial Instruments, which replaced IAS 39 Financial Instruments: Recognition and Measurement. The adoption of the standard had no material impact on the Group’s consolidated financial statements.

On January 1, 2018, the Group adopted IFRS 15 Revenue from Contracts with Customers which replaces IAS 11 Construction Contracts and IAS 18 Revenue and related interpretations. The adoption of the standard had no material impact on the Group’s consolidated financial statements.

No other new standards and amendments applied by the Group in 2018 had a material impact on its consolidated financial statements.

In 2019, the Group will adopt the following new relevant standard:

IFRS 16 Leases, effective for annual periods beginning on or after January 1, 2019

In January 2016, the IASB issued IFRS 16 Leases, which replaces IAS 17 Leases and related interpretations. The new standard will require lessees to recognize a lease liability reflecting future lease payments and a right-of-use asset for virtually all lease contracts, removing the distinction between operating and finance leases. As at December 31, 2018, the Group has non-cancellable operating lease commitments of USD 3 million (excluding short-term and low-value leases) and has recognized right-of-use assets and lease liabilities of USD 2.7 million on January 1, 2019. The Group does not expect a significant impact on the net profit after tax resulting from the adoption of IFRS 16.

The Group will apply the standard from its mandatory adoption date of January 1, 2019. The Group intends to apply the simplified transition approach and will not restate comparative amounts for the year prior to first adoption. Right-of-use assets for property leases will be measured on transition as if the new rules had always been applied. All other right-of-use assets will be measured at the amount of the lease liability on adoption (adjusted for any prepaid or accrued lease expenses).

Other new standards and amendments published but not yet effective are not expected to have any material impact on the consolidated financial statements of the Group.

2.4 Significant accounting policies

Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the balance sheet.

Current assets

Other receivables and other current receivables or prepaid expenses are carried at their nominal value.

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

The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all receivables.

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

Post-employment benefits

Group companies operate two pension schemes.

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

Research and development

Research expenses are charged to the consolidated statement of comprehensive loss as incurred. Development expenses are capitalized as intangible assets when it is probable that future economic benefits will flow to the Group, and the following criteria are fulfilled:

•	it is technically feasible to complete the intangible asset so that it will be available for use or sale;
•	management intends to complete the intangible asset and use or sell it;
•	there is an ability to use or sell the intangible asset;
•	the asset will generate probable future economic benefits and demonstrate the existence of a market;
•	adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and
•	the expenditure attributable to the intangible asset during its development can be reliably measured.

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

Segment information

The Group operates in one segment, which is the research and development of innovative women’s reproductive, health and pregnancy therapeutics. The marketing and commercialization of such therapeutics depend, in large part, on the success of the development phase. The Chief Executive Officer of the Company (Chief Operating Decision Maker) reviews the consolidated statement of operations of the Group on an aggregated basis and manages the operations of the Group as a single operating segment.

The Group currently generates no revenue from the sales of therapeutics products.

The Group’s activities are not affected by any significant seasonal effect.

The geographical analysis of non-current assets is as follows:

	As at December 31,
in USD ‘000	2018	2017
Switzerland	21,954	21,832
USA	246	289
Total non-current assets	22,200	22,121

The geographical analysis of operating expenses is as follows:

	Year ended December 31,
in USD ‘000	2018	2017	2016
Switzerland	73,050	63,956	30,163
USA	4,119	3,524	—
Total operating expenses	77,169	67,480	30,163

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

•

Impairment of assets: as part of impairment tests, the recoverable amounts of tested assets have been determined based on fair value calculations requiring the use of certain assumptions, subject to judgement (note 8).

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

The sensitivity of profit or loss to changes in the exchange rates in the reported periods are as follows:

EUR positions	Increase /decrease exchange rate vs USD	Effect on profit before tax (in USD ‘000)	Effect on shareholders’ equity (in USD ‘000)
2018	+5%	770	770
	-5%	(770)	(770)
2017	+5%	924	924
	-5%	(924)	(924)
GBP positions	Increase /decrease exchange rate vs USD	Effect on profit before tax (in USD ‘000)	Effect on shareholders’ equity (in USD ‘000)
2018	+5%	110	110
	-5%	(110)	(110)
2017	+5%	98	98
	-5%	(98)	(98)
CHF positions	Increase /decrease exchange rate vs USD	Effect on profit before tax (in USD ‘000)	Effect on shareholders’ equity (in USD ‘000)
2018	+5%	607	607
	-5%	(607)	(607)
2017	+5%	474	474
	-5%	(474)	(474)

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

The Group is also subject to capital maintenance requirements under Swiss law. To ensure that statutory capital requirements are met, the Group monitors capital periodically.

3.3 Fair value estimation and financial instruments

The carrying value less impairment provision of receivables and payables approximate their fair values due to their short-term nature.

All financial assets and liabilities, respectively, are held at their amortized cost.

The Group’s financial assets consist of cash and cash equivalents and other receivables which are classified as financial assets at amortized cost according to IFRS 9. The Group’s financial liabilities consist of other payables and accruals which are classified as liabilities at amortized cost according to IFRS 9.

4. Cash and cash equivalents

	As at December 31,
in USD ‘000	2018	2017
Bank deposits	138,640	110,841
Interest bearing deposits	—	—
Total cash and cash equivalents	138,640	110,841

Split by currency:

	2018	2017
CHF	5%	6%
USD	89%	93%
EUR	5%	1%
GBP	1%	—

5. Receivables and payables

As at December 31, 2018 and 2017, other receivables consist mainly of reimbursements to be received from third parties, including VAT, insurance premiums and shared-costs of research and development studies, and other payables and other current liabilities include mainly costs of clinical services. All receivables and payables are due from and to third parties and carried at amortized cost.

All payables have a contract maturity within 1 year.

6. Prepaid and accrued expenses

As at December 31, 2018 and 2017, prepaid expenses mainly consist of advance or milestone payments made as part of our ongoing clinical trials. The balance as at December 31, 2018 includes $4.3 million attributable to the upfront payment made in relation to the Company’s Phase 3 EDELWEISS 2 and 3 clinical trials expected to be initiated in the first quarter of 2019.

As at December 31, 2018 and 2017, accrued expenses consisted of the following:

	As at December 31,
in USD ‘000	2018	2017
Accrued research and development expenses	10,734	3,192
Accrued compensation-related expenses	2,364	1,994
Accrued other expenses	1,065	1,328
Total accrued expenses	14,163	6,514

7. Furniture, fixtures and equipment

in USD ‘000	2018	2017
Net book value as at January 1	323	121
Additions	105	272
Depreciation charge	(109)	(70)
Currency translation effects	—	—
Net book value as at December 31	319	323
Total cost	600	495
Accumulated depreciation	(281)	(172)

Furniture, fixtures and equipment assets mainly consist of office furniture and leasehold improvements.

8. Intangible assets

in USD ‘000	2018	2017
Net book value as at January 1	21,608	16,608
Additions	—	5,000
Amortization charge	—	—
Currency translation effects	—	—
Net book value as at December 31	21,608	21,608
Total cost	21,608	21,608
Accumulated amortization	—	—

As at December 31, 2018, the Group holds a number of licenses to operate several biopharmaceutical product candidates, the value of which is recorded at USD 21.6 million (2017: USD 21.6 million).

Merck Serono licenses

On August 28, 2013, the Group in-licensed nolasiban for USD 4.9 million from Ares Trading S.A., an affiliate of Merck Serono (“Merck Serono”).

In June 2015, the Group acquired the in-license for OBE022 from Merck Serono for an amount of USD 2.4 million.

Kissei license

On November 19, 2015, the Group entered into an exclusive in-license and supply agreement with Kissei Pharmaceutical Co., Ltd. (“Kissei”) to acquire the product candidate linzagolix (formerly OBE2109) for which Kissei successfully completed a Phase 2 trial in Japan. This in-license agreement grants the Group an exclusive license to use, develop and commercialize the product candidate worldwide excluding certain Asian countries. This in-license was acquired for an upfront cash consideration of USD 10 million, with additional contingent payments upon occurrence of certain milestones (note 19).

On April 25, 2017, the Group announced the initiation of its Phase 3 clinical program for linzagolix in uterine fibroids and related activation of sites and start of recruitment. This event triggered the recognition and payment of a USD 5.0 million milestone to Kissei during the second quarter of 2017, that was accounted for as an intangible asset.

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

In 2018, the pension fund changed the pension conversion rates, what has been considered as an amendment of the pension plan.

in USD ‘000	2018	2017
Change in defined benefit obligation
Defined benefit obligation at January 1,	(12,230)	(9,201)
Current service cost	(1,046)	(795)
Interest cost	(101)	(72)
Net benefits paid	(888)	(1,604)
Currency translation effects	137	(403)
Remeasurements:
Impact of plan amendment	172	—
Effect of changes in demographic assumptions	—	—
Effect of changes in financial assumptions	96	155
Effect in experience assumptions	(642)	(310)
Defined benefit obligation at December 31,	(14,502)	(12,230)

in USD ‘000	2018	2017
Change in plan assets
Fair value of plan assets at January 1,	9,131	6,369
Interest income	80	55
Employer contributions	479	403
Employee contributions	479	403
Net benefits paid	888	1,604
Currency translation effects	(104)	284
Remeasurements: return on plan assets (excluding interest income)	2	13
Fair value of plan assets at December 31,	10,955	9,131

	Year ended December 31,
in USD ‘000	2018	2017
Components of defined benefit cost
Current service cost	1,046	795
Interest expense on defined benefit obligation	101	72
Interest income on plan assets	(80)	(55)
Employee contributions	(479)	(403)
Impact of plan amendment	(172)	—
Total included in staff costs (note 14)	416	409

	Year ended December 31,
in USD ‘000	2018	2017
Remeasurements recognized in other comprehensive loss
Effect of changes in demographic assumptions	—	—
Effect of changes in financial assumptions	96	155
Effect in experience assumptions	(642)	(310)
Return on plan assets (excluding interest income)	2	13
Total remeasurements recognized as other comprehensive loss	(544)	(142)
Cumulative amount of remeasurements immediately recognized in other comprehensive loss	(4,125)	(3,581)

	As at December 31,
in USD ‘000	2018	2017
Amounts recognized in the statement of financial position
Defined benefit obligation	(14,502)	(12,230)
Fair value of plan assets	10,955	9,131
Net liability	(3,547)	(3,099)

in USD ‘000	2018	2017
Change in defined benefit liability
Net defined benefit liability at January 1,	(3,099)	(2,832)
Defined benefit cost included in statement of comprehensive loss	(416)	(409)
Total remeasurements included in other comprehensive loss	(544)	(142)
Employer contributions	479	403
Currency translation effects	33	(119)
Net defined benefit liability at December 31,	(3,547)	(3,099)

As of the date of preparation of these consolidated financial statements, the annual report for 2018 of the pension fund has not yet been issued, and therefore the detailed structures and assets held at December 31, 2018, are not currently available for presentation. The detailed structures and assets held at December 31, 2017, are as follows:

Plan assets	As at December 31, 2017
Cash	2.2%
Bonds	64.3%
Shares	9.3%
Real estate	16.4%
Mortgages	7.7%
Alternative investments	0.1%
Total	100.0%

The principal actuarial assumptions used were as follows:

	2018	2017
Discount rate	0.85%	0.80%
Salary increase (including inflation)	1.00%	1.00%
Rate of pension increases	0.25%	0.25%
Post-employment mortality table	LPP 2015 G	LPP 2015 G

Sensitivity analysis illustrates the sensitivity of the Group defined benefit obligation at December 31, 2018 by varying the discount rate and the salary increase rate by plus / minus 50 basis points:

in USD ‘000	Discount rate	Discount rate	Salary increase	Salary increase	Rate of pension increase	Rate of pension increase
Sensitivity analysis	plus 50bps	minus 50bps	plus 50bps	minus 50bps	plus 25bps	minus 25bps
Discount rate	1.35%	0.35%	0.85%	0.85%	0.85%	0.85%
Salary increase	1.00%	1.00%	1.50%	0.50%	1.00%	1.00%
Rate of pension increases	0.25%	0.25%	0.25%	0.25%	0.50%	0.00%
Defined benefit obligation	(13,238)	(15,986)	(14,611)	(14,398)	(14,885)	(14,139)

Average duration of the defined benefit obligation					2018	2017
Duration in years					18.9	18.8

The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.

Expected contributions by the employer to be paid to the post-employment benefit plans during the annual period beginning after the end of the reporting period amount to approximately USD 531,000.

11. Shareholders’ equity

	Number of shares					in USD ‘000
	Common shares	Preferred A shares	Preferred B shares	Non- voting shares	Total shares	Share capital	Share premium	Total
January 1, 2017	2,215,434	8,031,777	11,079,549	611,637	21,938,397	1,740	71,966	73,706
Conversion of preferred and non-voting shares	19,722,963	(8,031,777)	(11,079,549)	(611,637)	—	—	—	—
Issuance of shares - IPO	6,450,000	—	—	—	6,450,000	496	96,254	96,750
Issuance of shares - PIPE	7,500,000	—	—	—	7,500,000	592	59,408	60,000
Issuance of shares - Incentive Plan	454,548	—	—	—	454,548	36	3,671	3,707
Share issuance costs	—	—	—	—	—	—	(11,964)	(11,964)
December 31, 2017	36,342,945	—	—	—	36,342,945	2,864	219,335	222,199

		in USD ‘000
	Number of common shares	Share capital	Share premium	Total
January 1, 2018	36,342,945	2,864	219,335	222,199
Issuance of shares - Incentive Plan	347,509	27	2,947	2,974
Issuance of shares - June 2018 offering	5,056,721	392	77,431	77,823
Issuance of shares - ATM program	1,600,851	130	19,881	20,011
Share issuance costs	—	—	(6,160)	(6,160)
Exercise of stock-options	95,885	7	1,131	1,138
December 31, 2018	43,443,911	3,420	314,565	317,985

Share capital and share premium

As at December 31, 2018, the total outstanding share capital of USD 3.4 million, fully paid, consists of 43,443,911 common shares, excluding 430,625 non-vested shares and 1,602,601 treasury shares. As at December 31, 2017, the total outstanding share capital of USD 2.9 million, fully paid, consisted of 36,342,945 common shares, excluding 778,134 non-vested shares and 10,183 treasury shares. All shares have a nominal value of 1/13 of a Swiss franc, translated into USD using historical rates at the issuance date.

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

On March 16, 2018, the Company issued 3,499,990 common shares at par value of 1/13 of a Swiss franc per share. The shares were subscribed by the Company and are held as treasury shares, hence the operation did not impact the share capital. Share issuance costs of USD 11 thousand related to the operation were recorded as a deduction in equity.

On May 17 and 25, 2018, the Company sold 1,000,851 and 600,000 treasury shares, respectively, at a price of USD 12.50 per share, from its “at the market” (ATM) program, generating gross proceeds of USD 20.0 million. Directly related share issuance costs of USD 0.6 million were recorded as a deduction in equity.

On June 22, 2018, the Company completed an underwritten public offering of 4,750,000 common shares at a price of USD 15.39 per share, with an option to issue to an additional 712,500 common shares (the “follow-on offering”). The gross proceeds of USD 73.1 million resulting from this transaction have been recorded in equity net of directly related share issuance costs of USD 5.3 million. Subsequent to the initial closing of the follow-on offering, on July 19, 2018, the Company sold an additional 306,721 common shares for total gross proceeds of USD 4.7 million (USD 15.39 per share). These shares were sold pursuant to the 30-day option granted in connection with the follow-on offering to purchase up to an additional 712,500 common shares. Directly related share issuance costs amounted to USD 0.3 million.

Equity incentive plans

In 2018, the Company issued 347,509 common shares (2017: 454,548) under its 2013 EIP (see note 18). All shares issued under the 2013 EIP have a nominal value of 1/13 of a Swiss franc, translated into USD using historical rates at the issuance date.

Authorized share capital

The authorized share capital that is not outstanding as at December 31, 2018 and December 31, 2017 is as follows:

	As at December 31,
Number of shares	2018	2017
Authorized share capital	15,565,620	6

12. Revenue and other operating income

The Group currently derives no revenue from sales of its biopharmaceutical product candidates.

Operating income other than revenue mainly relates to compensation received from the Swiss tax authorities as the Company acts as collecting agent of the withholding tax on salaries.

13. Operating expenses by nature

	Year ended December 31,
in USD ‘000	2018	2017	2016
External research and development costs	49,480	43,268	16,811
Staff costs (note 14)	19,537	17,999	7,436
Professional fees	3,871	2,862	4,016
Rents	827	592	427
Travel expenses	1,044	1,073	541
Patent registration costs	1,002	426	512
Depreciation	109	70	46
Other	1,299	1,190	374
Total operating expenses by nature	77,169	67,480	30,163

Due to the difficulty in assessing when research and development projects would generate revenue, the Group expenses all research and development costs on the consolidated statement of comprehensive loss. In 2018, research and development expenses amounted to USD 62.9 million (2017: USD 54.9 million, 2016: USD 23.7 million).

The depreciation expense has been allocated as follows:

	Year ended December 31,
in USD ‘000	2018	2017	2016
Research and development expenses	63	44	35
General and administrative expenses	46	26	11
Total depreciation	109	70	46

14. Staff costs

	Year ended December 31,
in USD ‘000	2018	2017	2016
Wages and salaries	9,023	7,715	4,807
Social charges	946	993	443
Post-employment benefits expense	416	435	(51)
Share-based payments	9,152	8,856	2,237
Total staff costs	19,537	17,999	7,436

The Group employed on average 39.6 full-time equivalents (“FTE”) in 2018, compared to 32.3 FTE in 2017 and 22.4 FTE in 2016, and 43.2 FTE as at December 31, 2018 compared to 37.7 FTE as at December 31, 2017 and 25.3 FTE as at December 31, 2016.

For the year ended December 31, 2018, the post-employment benefits line includes a gain of USD 162 thousand relating to the plan amendment enacted in 2018 (2017: nil, 2016: USD 512 thousand).

15. Finance income and expense

Finance income mainly relates to foreign exchange gains and interests on bank deposits.

Finance expense mainly relates to foreign exchange losses and interest expense.

16. Income taxes and deferred taxes

The Group is subject to income taxes in Switzerland, Ireland and the United States.

The Company is subject in Switzerland to a municipal and cantonal income tax rate of 22.6% and to a federal tax rate of 8.5% on its profits after tax. It is entitled to carry forward any loss incurred for a period of seven years and can offset such losses carried forward against future taxes. In 2015, the Company was granted by the State Council of the Canton of Geneva an exemption of income and capital tax at municipal and cantonal levels for the period from 2013 until 2022. Because of this exemption, and the fact that the Company has incurred net losses since its inception, no income tax expense at the municipal, cantonal or federal levels was recorded in the Company for the years ended December 31, 2018 and 2017. Additionally, due to the uncertainty as to whether it will be able to use its net loss carryforwards for tax purposes in the future, no deferred taxes have been recognized on the balance sheet of the Company as of December 31, 2018 and December 31, 2017.

The following table details the tax losses carry forwards of the Company and their respective expiring dates.

Expiring tax losses

	As at December 31,
in USD ‘000	2018	2017
2020	2,896	2,925
2021	11,473	11,587
2022	16,093	16,253
2023	28,349	28,631
2024	58,019	58,596
2025	67,403	—
Total unrecorded tax losses carry forwards	184,233	117,992

The Company’s Irish subsidiary has no activity, and, therefore, no income tax expense was recorded in such entity for the years ended December 31, 2018 and 2017.

The Company’s U.S. subsidiary, ObsEva USA Inc., is a service organization for the Group and is therefore subject to taxes on the revenues generated from its services to the Group that are charged based upon the U.S. subsidiary’s cost plus arrangement with the Group. The profits of the U.S. subsidiary for the year ended December 31, 2018 and 2017 were subject to a total U.S. income tax rate of 27.3% and 39.3%, respectively based on both the U.S. federal and Massachusetts state tax rates. The decrease in U.S. tax rate is due to the recent tax reform, effective January 1, 2018. The income tax for the year ended December 31, 2018 and 2017 were USD (45) thousand and USD 51 thousand, respectively. Additionally, since ObsEva USA Inc. is totally dependent on ObsEva SA for revenue, there is uncertainty as to whether ObsEva USA Inc. will be able to use a deferred tax asset for tax purposes in the future, therefore, no deferred taxes have been recognized on the balance sheet of the Group as of December 31, 2018 and December 31, 2017.

The following elements explain the difference between the income tax expense at the applicable Group tax rate and the effective income tax expense:

	Year ended December 31, 2018
in USD ‘000	ObsEva SA	ObsEva USA	Total Group
Net loss before tax	(75,616)	(1,145)	(76,761)
Statutory tax rate (blended at Group level)	7.8%	27.3%	8.1%
Income tax credit at statutory tax rates	(5,898)	(313)	(6,211)
Tax impact of permanent differences	602	76	678
Temporary differences not recognized as deferred tax assets	—	251	251
Adjustments for current tax of prior periods	—	(59)	(59)
Tax on losses not recognized as deferred tax assets	5,296	—	5,296
Effective income tax credit	—	(45)	(45)
Effective tax rate	0.0%	3.9%	0.1%

	Year ended December 31, 2017
in USD ‘000	ObsEva SA	ObsEva USA	Total Group
Net loss before tax	(65,397)	(1,478)	(66,875)
Statutory tax rate (blended at Group level)	7.8%	39.3%	8.5%
Income tax credit at statutory tax rates	(5,123)	(581)	(5,704)
Tax impact of permanent differences	577	225	802
Temporary differences not recognized as deferred tax assets	—	407	407
Tax on losses not recognized as deferred tax assets	4,546	—	4,546
Effective income tax expense	—	51	51
Effective tax rate	0.0%	3.5%	0.1%

17. Loss per share

As of December 31, 2018 and 2017, the Company has one category of shares, which are common shares. As of December 31, 2016, the Company’s shares were comprised of ordinary shares, consisting of both common shares and non-voting shares, and series A and series B preferred shares. The Company’s non-voting shares and series A and series B preferred shares were converted into common shares upon the closing of the IPO on January 25, 2017.

For the year ended December 31, 2016, as the series A and series B preferred shares participated with ordinary shares in the profit or loss on a pro-rata basis, the net loss was allocated to each class pro-rata to their weighted average number of shares outstanding during the period.

The basic loss per share is calculated by dividing the loss of the period attributable to the ordinary shares by the weighted average number of ordinary shares (common and non-voting) outstanding during the period as follows:

Year ended December 31, 2018
Common shares
Net loss attributable to shareholders (in USD ‘000)	(76,716)
Weighted average number of shares outstanding	40,172,498
Basic and diluted loss per share (in USD)	(1.91)

Year ended December 31, 2017
Common shares
Net loss attributable to shareholders (in USD ‘000)	(66,926)
Weighted average number of shares outstanding	29,799,047
Basic and diluted loss per share (in USD)	(2.25)

	Year ended December 31, 2016
	Preferred B shares	Preferred A shares	Common and non-voting shares
Net loss attributable to shareholders (in USD ‘000)	(15,516)	(10,910)	(3,776)
Weighted average number of shares outstanding	11,079,549	7,790,475	2,695,898
Basic and diluted loss per share (in USD)	(1.40)	(1.40)	(1.40)

For the year ended December 31, 2018, 430,625 non-vested shares and 3,028,275 shares issuable upon the exercise of stock-options, which would have an anti-dilutive impact on the calculation of the diluted earnings per share, were excluded from the calculation. For the year ended December 31, 2017, 778,134 non-vested shares and 1,866,740 shares issuable upon the exercise of stock-options were excluded. For the year ended December 31, 2016, 1,237,662 non-vested shares and no shares issuable upon the exercise of stock-options were excluded.

18. Share-based compensation

The total expenses arising from share-based payment transactions recognized during the period as part of staff costs were as follows:

	Year ended December 31,
in USD ‘000	2018	2017	2016
Employee 2013 EIP	2,242	5,497	2,237
Employee 2017 EIP	6,910	3,359	—
Total share-based compensation	9,152	8,856	2,237

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

The shares generally fully vest over a four-year vesting period, with 25% of the shares underlying the grant vesting after one year, and 1/48th of the shares underlying the grant vesting each month over a further period of three years.

The Group has no present obligation to repurchase or settle the shares in cash.

	2018	2017	2016
Number of shares issued under the 2013 EIP	347,509	454,548	264,524
Average grant date fair value (in USD)	—	—	11.37
Expense arising from the 2013 EIP (in USD ’000)	2,242	5,497	2,237

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

Employee equity incentive plan 2017

The Company established in 2017 the 2017 EIP for Beneficiaries of the Group, under which 1,317,420 and 1,866,740 stock-options were granted during the year ended December 31, 2018 and 2017, respectively. The stock-options vest under a 3-year or 4-year vesting schedule, have a 10-year expiration term and have an exercise price equivalent to the share price at grant date.

Movements in the number of stock-options outstanding under the 2017 EIP were as follows:

	2018		2017
	Average exercise price (USD)	Number of options	Average exercise price (USD)	Number of options
At January 1,	9.19	1,866,740	—	—
Granted	13.98	1,317,420	9.19	1,866,740
Forfeited	6.98	(60,000)	—	—
Exercised	7.01	(95,885)	—	—
At December 31,	11.39	3,028,275	9.19	1,866,740

The weighted average share price at the date of exercise of options exercised during the year ended December 31, 2018 was USD 13.04.

The outstanding stock-options have the following range of exercise prices and remaining contractual life:

	As at December 31,
Range of exercise prices	2018	2017
USD 15.00 to USD 17.99	361,500	136,500
USD 12.00 to USD 14.99	1,109,370	31,950
USD 9.00 to USD 11.99	1,185,905	1,173,290
USD 6.00 to USD 8.99	371,500	525,000
Total outstanding options	3,028,275	1,866,740
out of which are exercisable	447,538	46,708
Weighted-average remaining contractual life (in years)	9.2	9.7

The weighted average fair value of the stock-options granted during the years ended December 31, 2018 and 2017, determined using a Black-Scholes model was USD 13.98 and USD 6.98, respectively. The significant inputs to the model were:

	2018	2017
Weighted average share price at grant date	USD 13.98	USD 9.19
Weighted average exercise price	USD 13.98	USD 9.19
Weighted average 10-year volatility	65%	58%
Dividend yield	0%	0%
Weighted average 10-year risk free rate	3.06%	2.35%

Since the Company has a short track record as a public company, expected volatility has been determined based on the historical trend of an appropriate sample of public companies operating in the biotech and pharmaceutical industry.

19. Commitments and contingencies

Operating lease commitments

	As at December 31,
in USD ‘000	2018	2017
Within 1 year	705	535
Later than 1 year and no later than 5 years	2,369	2,145
Later than 5 years	—	144
Total	3,074	2,824

Operating lease commitments relate to the Group’s lease for its headquarters in Geneva, Switzerland and its subsidiary’s lease in Boston, Massachusetts, USA.

Contingencies

As a result of the licenses granted to the Group, the following contingencies are to be noted:

Kissei license

Under the terms of the license and supply agreement, the Group would be obligated to make milestone payments upon the achievement of specified regulatory milestones with respect to linzagolix. The total of all potential undiscounted future payments that the Group could be required to make under this arrangement ranges between USD 0 and USD 188 million, of which USD 5 million have already been paid.

Pursuant to the Kissei license and supply agreement, the Group has agreed to exclusively purchase the active pharmaceutical ingredient for linzagolix from Kissei. During the development stage, the Group is obligated to pay Kissei a specified supply price. Following the first commercial sale of licensed product, the Group is obligated to pay Kissei a royalty payment in the low twenty percent range as a percentage of net sales, which includes payment for Kissei’s supply of the active pharmaceutical ingredient until the latest of the date that the valid claim of a patent for the product has expired, the expiration of our regulatory exclusivity period or 15 years from the first commercial sale of such product on a country-by-country and product-by-product basis.

Merck Serono licenses

Under the terms of the two license agreements with Merck Serono for nolasiban and OBE022, the Group would be obligated to pay Merck Serono a high-single digit and a mid-single digit royalty, respectively, of net sales generated by the Group, its affiliates or sub-licensees of any product containing the in-licensed compounds.

20. Related parties transactions

As of December 31, 2018, the Group’s related parties include key management (Board of Directors and Executive Committee) and members of their immediate families. The following transactions were carried out with related parties:

•	Key management remuneration

The Board of Directors is composed of 8 members, whereas the Executive Committee is composed of 7 members. The following table sets forth the total remuneration recorded for members of the Board of Directors and Executive Committee:

	Year ended December 31,
in USD ‘000	2018	2017
Short-term employee benefits (including base and variable cash remuneration)	4,150	3,403
Post-employment benefits	117	135
Share-based payments	6,125	6,451
Total	10,392	9,989

•	Other transactions with related parties

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

Date: March 5, 2019

125