Form 20-F
period 2019-12-31
ObsEva SA
filed 2020-03-05
CIK 1685316

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Ernest Loumaye

Chief Executive Officer

ObsEva SA

Chemin des Aulx, 12

1228 Plan-les-Ouates

Geneva, Switzerland

Tel: + 41 22 552 38 40

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Common shares, par value CHF 1/13 per share	OBSV	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common shares, par value CHF 1/13 per share: 48,567,605 common shares outstanding as of December 31, 2019

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this Annual Report on Form 20-F, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this Annual Report on Form 20-F, the words “anticipate,” “believe,” “continue” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “ongoing,” “objective,” “plan,” “potential,” “predict,” “should,” “will” and “would,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	the success, cost, timing and potential indications of our product candidates’ development activities and clinical trials, including our ongoing and future trials of linzagolix, OBE022 and nolasiban;
•

our ability to obtain and maintain regulatory approval of our product candidates, including linzagolix, OBE022 and nolasiban, in any of the indications for which we plan to develop them, and any related restrictions, limitations or warnings in the label of an approved product;

•	the results of ongoing or future clinical trials, including of linzagolix, OBE022 and nolasiban;
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

•	the timing and amount of milestone and royalty payments we are required to make under our license agreements;
•	our ability to attract and retain qualified employees and key personnel;

•	our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;
•	the activities of our competitors and the success of competing therapies that are or become available;
•	our plans to in-license or acquire additional product candidates;
•	how long we will qualify as an emerging growth company or a foreign private issuer;
•	our estimates regarding future revenue, expenses and needs for additional financing;
•	our ability to build our commercialization organization;
•	regulatory developments in the United States and foreign countries; and
•	other risks and uncertainties, including those listed in this section of this Annual Report on Form 20-F titled “Item 3.D—Risk Factors.”

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

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report on Form 20-F, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

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

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A. Selected Financial Data

We have derived the selected consolidated statements of comprehensive loss for the years ended December 31, 2019, 2018, and 2017 presented below and the selected consolidated balance sheet data as of December 31, 2019 and 2018 presented below from our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. The selected consolidated statement of comprehensive loss for the years ended December 31, 2016 and 2015 and the selected consolidated balance sheet data as of December 31, 2017, 2016 and 2015 have been derived from our audited consolidated financial statements not included in this Annual Report on Form 20-F. This data should be read together with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” as well as our financial statements and notes thereto appearing elsewhere in this Annual Report on Form 20-F. Our historical results are not necessarily indicative of the results to be expected in the future.

We present the audited consolidated financial statements in U.S. dollars and in accordance with IFRS. On January 1, 2019, IFRS 16 Leases became effective and as a result of this new adoption, we recognized right-of-use assets and lease liabilities of $2.7 million, as further detailed in note 2.3 of our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. The adoption of IFRS 16 Leases did not have a material impact on our net loss after tax or on our loss per share for the year ended December 31, 2019.

	Year ended December 31,
	2019	2018	2017	2016	2015
	(in thousands, except share and per share data)
Consolidated Statements of Comprehensive Loss:
Operating income other than revenue	$16	$15	$16	$22	$17
Operating expenses:
Research and development expenses	(88,053)	(62,872)	(54,912)	(23,711)	(16,892)
General and administrative expenses	(19,058)	(14,297)	(12,568)	(6,452)	(2,954)
Total operating expenses	(107,111)	(77,169)	(67,480)	(30,163)	(19,846)
Operating loss	(107,095)	(77,154)	(67,464)	(30,141)	(19,829)
Finance income	854	393	590	36	—
Finance expense	(2,482)	—	(1)	(97)	(38)
Net loss before tax	(108,723)	(76,761)	(66,875)	(30,202)	(19,867)
Income tax (expense) / benefit	(67)	45	(51)	—	—
Net loss	$(108,790)	$(76,716)	$(66,926)	$(30,202)	$(19,867)
Net loss per share, basic and diluted(1)	$(2.49)	$(1.91)	$(2.25)	$(1.40)	$(1.87)

(1)

See Note 19 to our audited consolidated financial statements and appearing elsewhere in this Annual Report on Form 20-F for a description of the method used to compute basic and diluted net loss per share attributable to common shareholders.

	As of December 31,
(in thousands)	2019	2018	2017	2016	2015
Consolidated Balance Sheet Data:
Cash and cash equivalents	$69,370	$138,640	$110,841	$25,508	$54,275
Working capital(1)	55,305	128,311	103,684	22,054	50,266
Total assets	103,943	167,440	135,235	45,525	71,590
Total liabilities	54,988	20,524	12,584	9,484	6,915
Share capital	3,499	3,420	2,864	1,740	1,694
Accumulated losses	(297,411)	(183,927)	(106,667)	(39,599)	(39,437)
Total shareholders’ equity	48,955	146,916	122,651	36,041	64,675

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

Since our inception, we have incurred significant operating losses. Our net loss was $108.8 million, $76.7 million and $66.9 million for the years ended December 31, 2019, 2018 and 2017, respectively. As of December 31, 2019, we had accumulated losses of $328.0 million, out of which $30.6 million were offset with share premium. We expect to continue to incur significant expenses and operating losses for the foreseeable future. We have devoted substantially all of our efforts to in-licensing and developing our product candidates, linzagolix, OBE022 and nolasiban, as well as capital raising, and building our management team. It could be several years, if ever, before we have a commercialized product. The net losses we incur may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially if and as we:

•	continue the ongoing and planned clinical development of linzagolix, OBE022 and nolasiban and make required milestone payments for linzagolix under license agreements;
•	conduct nonclinical studies required for the continued development and regulatory approval of our existing clinical programs, including an environmental assessment for linzagolix;
•	initiate preclinical studies and clinical trials for any additional indications for our current product candidates and any future product candidates that we may pursue;
•	continue to build our portfolio of product candidates through the acquisition or in-license of additional product candidates or technologies;

•	continue to develop, maintain, expand and protect our intellectual property portfolio;
•	pursue regulatory approvals for our current and future product candidates that successfully complete clinical trials;
•	ultimately establish a sales, marketing and distribution infrastructure to commercialize any product candidate for which we may obtain marketing approval;
•	prepare for the commercialization of certain product candidates;
•	hire additional clinical, regulatory, scientific, commercial and accounting personnel; and
•	incur additional legal, accounting and other expenses in operating as a public company.

To become and remain profitable, we must develop and eventually commercialize one or more product candidates with significant market potential. This will require us to be successful in a range of challenging activities, including completing clinical trials of linzagolix, OBE022 and nolasiban, developing commercial scale manufacturing processes, obtaining marketing approval, manufacturing, marketing and selling any current and future product candidates for which we may obtain marketing approval, and satisfying any post-marketing requirements. We are only in the preliminary stages of most of these activities and, in some cases, have not yet commenced certain of these activities. We may never succeed in any or all of these activities and, even if we do, we may never generate sufficient revenue to achieve profitability.

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

Identifying potential product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. We expect our expenses to remain significant in connection with our ongoing activities, particularly as we continue to develop our product candidates. Our expenses could increase beyond our current expectations if the FDA, EMA or other foreign regulatory agencies require us to perform clinical trials and other studies in addition to those that we currently anticipate. In addition, our product candidates, if approved, may not achieve commercial success. Our revenue, if any, will be derived from sales of products that may not become commercially available for a number of years, if at all. Additionally, if we obtain marketing approval for our product candidates, we expect to incur significant expenses related to manufacturing, marketing, sales and distribution. We also expect to incur additional costs associated with operating as a public company.

As of December 31, 2019, our cash and cash equivalents was $69.4 million. We raised $88.5 million in net proceeds from our initial public offering in January 2017, $56.3 million in net proceeds from our private placement in October 2017 and $72.4 million in net proceeds from our underwritten public offering in June 2018. In addition, in 2018 and 2019, we sold treasury shares from our “at the market” (ATM) program, generating net proceeds of $22.9 million. In August 2019, we borrowed $25.0 million under our senior secured term loan credit facility. We expect our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements into the first quarter of 2021. This estimate is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we expect. Changes may occur beyond our control that would cause us to consume our available capital before that time, including changes in and progress of our development activities and changes in regulation. Our future capital requirements will depend on many factors, including:

•	the scope, progress, results and costs of our ongoing, planned and any future required clinical trials for linzagolix, OBE022 and nolasiban;
•	the timing and amount of milestone payments we are required to make under our license agreements;
•	the extent to which we in-license or acquire other product candidates and technologies;
•	the number and development requirements of other product candidates that we may pursue;
•	the costs, timing and outcome of regulatory review of our product candidates;
•	the costs and timing of future commercialization activities, including drug manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;
•	the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval;
•	our ability to establish strategic collaborations; and
•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims.

We will require additional capital to complete our planned clinical development programs for our current product candidates to seek regulatory approval and may determine to engage in equity or debt financings or enter into credit facilities for other reasons. If we receive regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution. Any additional capital raising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our current and future product candidates, if approved.

In addition, we may not be able to timely secure debt or equity financing on favorable terms or at all. Any debt financing obtained by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing shareholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our common shares. Further, as a Swiss corporation we have less flexibility to raise capital, particularly in a quick and efficient manner. As a result, we may not be able to access the capital markets as frequently as comparable U.S. companies. See the Risk Factor entitled “Our status as a Swiss corporation means that our shareholders enjoy certain rights that may limit our flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs” for additional information related to our ability to timely raise capital. If we are unable to obtain funding on a timely basis on acceptable terms, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any product candidates, if approved, or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired.

The incurrence of debt may impact our financial position and subject us to additional financial and operating restrictions.

On August 7, 2019, we entered into a $75.0 million senior secured term loan credit facility, or the 2019 Facility, with Oxford Finance LLC, or Oxford, which is subject to funding in three tranches, of which $50.0 million is available to be drawn. Upon entry into the 2019 Facility, we borrowed $25.0 million. The second tranche of $25.0 million is not eligible to be drawn, due to adverse nolasiban clinical trial results. The third tranche of $25.0 million will become available upon positive results in the Phase 3 PRIMROSE 1 clinical trial of linzagolix, expected in the second quarter of 2020. Our overall leverage and certain covenants and obligations contained in the related documentation could adversely affect our financial health and business and future operations by, among other things:

•	making it more difficult to satisfy our obligations, including under the terms of the 2019 Facility;
•	limiting our ability to refinance our debt on terms acceptable to us or at all;
•	limiting our flexibility to plan for and adjust to changing business and market conditions and increasing our vulnerability to general adverse economic and industry conditions;
•	limiting our ability to use our available cash flow to fund future acquisitions and to make dividend payments; and
•	limiting our ability to obtain additional financing for working capital, to fund growth or for general corporate purposes, even when necessary to maintain adequate liquidity.

 Furthermore, substantially all of our assets, including our intellectual property, secure the 2019 Facility. If an event of default under the 2019 Facility occurs and is continuing, Oxford may request the acceleration of the related debt and foreclose on the underlying security interests.

The LIBOR calculation method may change and LIBOR is expected to be phased out after 2021.

Interest on the outstanding principal balance of the loans under the 2019 Facility is calculated based on one-month LIBOR, plus an applicable margin. On July 27, 2017, the U.K. Financial Conduct Authority, or the FCA, announced that it will no longer require banks to submit rates for the calculation of LIBOR after 2021. In the meantime, actions by the FCA, other regulators or law enforcement agencies may result in changes to the method by which LIBOR is calculated. At this time, it is not possible to predict the effect of any such changes or any other reforms to LIBOR that may be enacted in the United Kingdom or elsewhere.

Raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our intellectual property or future revenue streams.

Until such time as we can generate substantial product revenue, if ever, we expect to finance our operations through a combination of equity offerings, royalty financing, debt financings, and license and development agreements in connection with any future collaborations. Other than the 2019 Facility, we do not have any committed external source of funds. In the event we seek additional funds, we may raise additional capital through the sale of equity or convertible debt securities. In such an event, our shareholders may experience substantial dilution, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of holders of our common shares. Royalty financing, if available, may only provide future payments contingent upon development, regulatory or commercial milestones and royalty payments as a percentage of our future sales. Debt financing, if available, could result in increased fixed payment obligations and may involve agreements that include restrictive covenants, such as limitations on our ability to incur additional debt, make capital expenditures, acquire, sell or license intellectual property rights or declare dividends, and other operating restrictions that could hurt our ability to conduct our business.

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

Legal, political and economic uncertainty surrounding the planned exit of the United Kingdom from the European Union may be a source of instability in international markets, create currency fluctuations and pose additional risks to our business operations and financial condition.

The United Kingdom’s referendum to leave the European Union, or “Brexit,” has caused and may continue to cause disruptions to capital and currency markets worldwide. The full impact of the Brexit decision, however, remains uncertain. A process of negotiation will determine the future terms of the United Kingdom’s relationship with the European Union. During this period of negotiation and afterwards, our results of operations and access to capital may be negatively affected by interest rate, exchange rate and other market and economic volatility, as well as political uncertainty. Brexit may have a limited detrimental effect on the timing of our research and development activities, which may, in turn, adversely affect our development and commercialization of certain product candidates.

Risks Related to the Development of Our Product Candidates

We depend entirely on the success of a limited number of product candidates, which are in clinical development. If we do not obtain regulatory approval for and successfully commercialize one or more of our product candidates or we experience significant delays in doing so, we may never become profitable.

We do not have any products that have received regulatory approval and may never be able to develop marketable product candidates. We expect that a substantial portion of our efforts and expenses over the next few years will be devoted primarily to linzagolix and OBE022, and as a result, our business currently depends heavily on the successful development, regulatory approval and commercialization of these product candidates. We cannot be certain that our product candidates will receive regulatory approval or will be successfully commercialized even if they receive regulatory approval. The research, testing, manufacturing, safety, efficacy, labeling, approval, sale, marketing and distribution of our product candidates are, and will remain, subject to comprehensive regulation by the FDA, EMA and comparable foreign regulatory agencies. Failure to obtain regulatory approval for our product candidates in the United States, the European Union or other jurisdictions will prevent us from commercializing and marketing our product candidates. The success of our product candidates will depend on several additional factors, including:

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

In addition, the results of preclinical studies and earlier clinical trials may not be predictive of the results of later-stage clinical trials. The results generated to date in preclinical studies or clinical trials for our product candidates do not ensure that later preclinical studies or clinical trials will demonstrate similar results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical and earlier stage clinical trials. For example, we announced on November 7, 2019 that the IMPLANT 4 Phase 3 clinical trial of nolasiban in women undergoing embryo transfer following in-vitro fertilization, or IVF, did not meet the primary endpoint of an increase in ongoing pregnancy rate at 10 weeks. Based on these results, we discontinued our previously ongoing nolasiban IVF program. A number of companies in the biopharmaceutical industry have suffered significant setbacks in later-stage clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials, and we cannot be certain that we will not face similar setbacks for our other product candidates. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products.

In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in clinical trial procedures set forth in protocols, differences in the size and type of the patient populations, adherence to the dosing regimen and other clinical trial protocols, and the rate of dropout among clinical trial participants. Additionally, in the case of our late-stage clinical product candidates, results may differ in general on the basis of the larger number of clinical trial sites and additional countries and languages involved in Phase 3 clinical trials. Different countries have different standards of care and different levels of access to care for patients. These differences may, in part, drive the heterogeneity of the patient populations that enroll in our studies and that may affect clinical trial results.

In addition, because we in-licensed linzagolix from Kissei and OBE022 and nolasiban from Ares Trading S.A., an affiliate of Merck Serono, or Merck Serono, we were not involved in and had no control over the preclinical and clinical development of these product candidates prior to entering into these in-license agreements. In addition, we are relying on Kissei and Merck Serono to have conducted such research and development in accordance with the applicable protocol, legal, regulatory and scientific standards, having accurately reported the results of all clinical trials conducted prior to our acquisition of linzagolix, OBE022 and nolasiban, and having correctly collected and interpreted the data from these studies and trials. To the extent any of these has not occurred, expected development time and costs may be increased which could adversely affect the marketing approval for and any future revenue from these product candidates.

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
•

the delay or refusal of regulators, Ethics Committees or institutional review boards, or IRBs, to authorize us to commence a clinical trial at a prospective trial site and changes in regulatory requirements, policies and guidelines;

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

We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs or Ethics Committees of the institutions in which such trials are being conducted, by the Data Safety Monitoring Board for such trial, or by the FDA or other regulatory authorities. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

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

In December 2018, we sought guidance from the FDA on our endometriosis Phase 3 clinical development program for linzagolix at an End of Phase 2 meeting. Based upon FDA feedback, we initiated a Phase 3 clinical development program for linzagolix for the endometriosis indication which includes the EDELWEISS 2 and EDELWEISS 3 clinical trials in May 2019.

In July 2019, we sought guidance from the FDA on our uterine fibroid Phase 3 clinical development program for linzagolix at a Type C meeting regarding key secondary endpoints for the ongoing Phase 3 PRIMROSE 1 and PRIMROSE 2 trials to support labeling claims in an NDA. Our statistical analysis plan was updated based upon FDA feedback.

We generally plan to seek regulatory approval to commercialize our product candidates in the United States, the European Union and other key global markets. With regard to each of our product candidates, we may experience delays or encounter issues in the development program in the relevant jurisdictions, including imposition of a clinical hold, failed studies, inconclusive or hard-to-interpret results, safety or efficacy issues, refusal to file the application, or refusal to approve it. To obtain regulatory approval in other countries, we must comply with numerous and varying regulatory requirements of such other countries regarding safety, efficacy, chemistry, manufacturing and controls, clinical trials, commercial sales, pricing and distribution of our product candidates. Even if we are successful in obtaining approval in one jurisdiction, we cannot ensure that we will obtain approval in any other jurisdiction. Failure to obtain approval in one jurisdiction may negatively impact our ability to obtain approval elsewhere. Failure to obtain marketing authorization for our product candidates will result in the inability to market and sell such products. If we fail to obtain approval in any jurisdiction, the geographic market for our product candidates could be limited. Similarly, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates or may grant approvals for more limited patient populations than requested.

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

Before obtaining regulatory approvals for the commercial sale of our product candidates, we must demonstrate through lengthy, complex and expensive preclinical testing and clinical trials that our product candidates are both safe and effective for use in each target indication, and failures can occur at any stage of testing. Clinical trials, such as our initial Phase 2 clinical trial for nolasiban and our IMPLANT 4 Phase 3 clinical trial of nolasiban, often fail to demonstrate definitive efficacy or safety of the product candidate studied for the target indication.

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

For example, enrollment in our Phase 3 clinical trial of linzagolix for the treatment of uterine fibroids and endometriosis may be impacted by other compounds being developed for those indications, as well as the fact that a competitive oral GnRH receptor antagonist received FDA approval for treating endometriosis associated pain in 2018 and is now commercially available. In addition, for the clinical trials for OBE022, we are enrolling pregnant women presenting with pre-term labor, a patient population that may be reluctant to enroll in clinical trials, given the sensitivity around pregnancy. As a result, enrollment in our planned clinical trials for OBE022 is difficult to predict and may take longer or cost more than we anticipate.

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

We have limited financial and managerial resources. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. For example, a substantial portion of our efforts and expenses have been devoted to nolasiban, and we announced on November 7, 2019 that the IMPLANT 4 Phase 3 clinical trial of nolasiban in women undergoing embryo transfer following IVF did not meet the primary endpoint of an increase in ongoing pregnancy rate at 10 weeks. Based on these results, we discontinued our previously ongoing nolasiban IVF program. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

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

We have never commercialized a product candidate. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, in-licensing or acquiring our product candidates and undertaking preclinical studies and clinical trials of our product candidates. We currently have no sales force, marketing or distribution capabilities. To achieve commercial success of our product candidates, if any are approved, we will have to develop our own sales, marketing and supply capabilities or outsource these activities to a third party. While we hired a Chief Commercial Officer in July 2018 to lead the strategic and logistical planning of these activities, including market access, the success of such activities once undertaken may be influenced by several factors outside of our control.

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

With respect to linzagolix, in 2018, the first compound from the oral gonadotropin-releasing hormone, or GnRH, receptor antagonist class, elagolix, received regulatory approval in the United States for the treatment of pain associated with endometriosis. AbbVie Inc. has been commercializing elagolix, brand named Orilissa, in the United States since August 2018. In August 2019, AbbVie submitted an NDA to the FDA for elagolix for the management of heavy menstrual bleeding associated with uterine fibroids. We are aware of one other oral GnRH receptor antagonist product candidate being developed in Phase 3 clinical trials for endometriosis and uterine fibroids indications, relugolix from Myovant Sciences, Inc. In 2019, Myovant reported positive 6-month results for the two Phase 3 trials in the fibroid indication (LIBERTY 1 and 2) and stated it would file a MAA and a NDA on the basis of 52-week treatment data in the first quarter of 2020 and in April 2020, respectively. We also anticipate competing with GnRH receptor agonists, including Lupron (leuprolide acetate), marketed by AbbVie Inc. and Takeda Pharmaceuticals, the progestin Visanne (dienogest), which is approved for the treatment of endometriosis outside the United States and marketed by Bayer, and ulipristal acetate, a Selective Progesterone Receptor Modulator, or SPRM, which is approved for the treatment of moderate-to-severe symptoms of uterine fibroids outside the United States and marketed by Gedeon Richter in Europe and other regions, and by Allergan in Canada. Ulipristal acetate, experienced severe label restrictions of usage in 2018 due to post marketing liver safety issues.  Allergan had submitted an NDA for ulipristal acetate but disclosed receipt of a complete response letter from the FDA in August 2018 that the NDA is not approvable in its current form and requesting additional information. Enrollment in Phase 3 clinical trials of vilaprisan, another SPRM developed by Bayer Schering for the treatment of uterine fibroids and endometriosis, was halted by Bayer Schering after long-term toxicology studies in rodents indicated a potential problem. In addition, oral contraceptives and nonsteroidal anti-inflammatory drugs, or NSAIDs, are routinely used as a first-line therapy for the treatment of symptoms associated with endometriosis and uterine fibroids and have a meaningful success rate at mitigating the symptoms associated with these conditions.

With respect to OBE022, Tractotile (atosiban) is approved to delay preterm birth outside of the United States, and we anticipate potential competition as a single agent, if not used in combination with OBE022 given their different mechanisms of action. In terms of clinical development, it is our understanding that GlaxoSmithKline terminated the in-house development of retosiban, an oxytocin receptor antagonist, designed to delay preterm birth. Currently available prostaglandin synthesis inhibitors, such as NSAIDs may also represent competitive therapies, some of which may be used off-label as standard of care, despite risk of serious side effects for the neonates. Another potential competitive therapy frequently used off-label are calcium channel blockers, such as nifedipine. Makena, which is registered in the USA for preventing preterm delivery in high risk patients, is seen as a complement rather than a competitor for OBE022, due to its mechanism of action and regime of administration (bi-weekly administration to be initiated between week 16 and 20 of gestation).

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

The availability of coverage and adequate reimbursement by governmental healthcare programs, such as Medicare and Medicaid, private health insurers and other third-party payors, are essential for most patients to be able to afford products such as our product candidates, if approved. Our ability to achieve acceptable levels of coverage and reimbursement for products by governmental authorities, private health insurers and other organizations will have an effect on our ability to successfully commercialize, and attract additional collaboration partners to invest in the development of our product candidates. Coverage under certain government programs, such as Medicare, Medicaid and Tricare, may not be available for certain of our product candidates. Assuming we obtain coverage for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. We cannot be sure that coverage and reimbursement in the United States, the European Union or elsewhere will be available for any product that we may develop, and any reimbursement that may not be adequate to make our products affordable for patients or profitable for us and may become available, may be decreased or eliminated in the future.

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

In the European Union, for example, the main legal instrument at the European Union level governing the pricing and reimbursement of medicinal products is Council Directive 89/105/EEC, or the Price Transparency Directive. The aim of the Price Transparency Directive is to ensure the transparency of measures established by European Union countries to control the pricing and reimbursement of medicinal products. It defines a series of procedural requirements designed to verify that national pricing and reimbursement decisions do not create obstacles to the pharmaceutical trade within the European Union’s Internal Market. The Price Transparency Directive does not, however, provide any guidance concerning the specific criteria on the basis of which pricing and reimbursement decisions are to be made in individual EU member states, except as far as is necessary to achieve the level of transparency required by the Price Transparency Directive. The national authorities of the individual EU member states are free to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices and/or reimbursement of medicinal products for human use. Some individual EU member states adopt policies according to which a specific price or level of reimbursement is approved for the medicinal product. Other EU member states adopt a system of reference pricing, basing the price or reimbursement level in their territory either, on the pricing and reimbursement levels in other countries, or on the pricing and reimbursement levels of medicinal products intended for the same therapeutic indication. Furthermore, some EU member states impose direct or indirect controls on the profitability of the company placing the medicinal product on the market.

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

Even if we obtain regulatory approval for linzagolix, OBE022, nolasiban or future product candidates, they will remain subject to ongoing regulatory oversight.

Even if we obtain any regulatory approval for linzagolix, OBE022, nolasiban or future product candidates, they will be subject to extensive and ongoing regulatory requirements for manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, sampling and record-keeping. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with current good manufacturing practices, or cGMP, regulations and good clinical practices, or GCPs, for any clinical trials that we conduct post-approval, all of which may result in significant expense and limit our ability to commercialize such products. In addition, any regulatory approvals that we receive for linzagolix, OBE022, nolasiban or future product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a REMS as a condition of approval of our product candidates, which could include requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools.

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

In addition, if any of our product candidates are approved, our product labeling, advertising and promotional materials would be subject to regulatory requirements and continuing review by the FDA, Department of Justice, Department of Health and Human Services’ Office of Inspector General, state attorneys general, members of Congress and the public. If we are found to have improperly promoted off-label uses of our product candidates, if approved, we may become subject to significant liability. Such enforcement has become more common in the industry. If we are found to have promoted our products for any such off-label uses, the federal government could levy civil, criminal or administrative penalties, and seek fines against us. The FDA or other regulatory authorities could also require that we enter into a consent decree or a corporate integrity agreement, or seek a permanent injunction against us under which specified promotional conduct is monitored, changed or curtailed. If we cannot successfully manage the promotion of our product candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

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

Even if the FDA, EMA or any comparable foreign regulatory agency approves the marketing of any product candidates that we develop, physicians, patients, third-party payors or the medical community may not accept or use them. Efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may not be successful. If linzagolix, OBE022, nolasiban or any future product candidate that we develop does not achieve an adequate level of acceptance, we may not generate significant product revenue or any profits from operations. The degree of market acceptance of linzagolix, OBE022, nolasiban or any of our future product candidates that are approved for commercial sale will depend on a variety of factors, including:

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

In addition, the potential market opportunity for linzagolix, OBE022, nolasiban or any other product candidate we may develop is difficult to estimate precisely. Our estimates of the potential market opportunity are predicated on several key assumptions such as industry knowledge and publications, third-party research reports and other surveys. While we believe that our internal assumptions are reasonable, these assumptions may be inaccurate. If any of the assumptions proves to be inaccurate, then the actual market for linzagolix, OBE022, nolasiban or our future product candidates could be smaller than our estimates of the potential market opportunity. If the actual market for linzagolix, OBE022, nolasiban or our future product candidates is smaller than we expect, or if the products fail to achieve an adequate level of acceptance by physicians, health care payors and patients, our revenue from product sales may be limited and we may be unable to achieve or maintain profitability.

We currently have no marketing, sales or distribution infrastructure. If we are unable to develop sales, marketing and distribution capabilities on our own or through collaborations, or if we fail to achieve adequate pricing or reimbursement we will not be successful in commercializing our product candidates, if approved.

We currently have no marketing, sales and distribution capabilities and our product candidates are still in clinical development. If any of our product candidates are approved, we intend either to establish a sales and marketing organization with technical expertise and supporting distribution capabilities to commercialize our product candidates, or to outsource these functions to a third party. Either of these options would be expensive and time-consuming. These costs may be incurred in advance of any approval of our product candidates. In addition, we may not be able to hire a sales force that is sufficient in size or has adequate expertise in the medical markets that we intend to target. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of our products.

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

If we fail to comply with data protection laws and regulations, we could be subject to government enforcement actions (which could include civil or criminal penalties), private litigation, increased compliance costs and/or adverse publicity, which could negatively affect our operating results and business.

We are subject to data protection laws and regulations (i.e., laws and regulations that address privacy and data security). In the United States, numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), govern the collection, use, disclosure, and protection of health-related and other personal information. Failure to comply with data protection laws and regulations could result in government enforcement actions and create liability for us, including civil and/or criminal penalties, private litigation and/or adverse publicity that could negatively affect our operating results and business. In addition, we may obtain health information from third parties (e.g., healthcare providers who prescribe our products) that are subject to privacy and security requirements under the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by HITECH. Although we are not directly subject to HIPAA—other than potentially with respect to providing certain employee benefits—we could be subject to criminal penalties if we knowingly obtain or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA. HIPAA generally requires that healthcare providers and other covered entities obtain written authorizations from patients prior to disclosing protected health information of the patient (unless an exception to the authorization requirement applies). If authorization is required and the patient fails to execute an authorization or the authorization fails to contain all required provisions, then we may not be allowed access to and use of the patient’s information and our research efforts could be delayed. Furthermore, use of protected health information that is provided to us pursuant to a valid patient authorization is subject to the limits set forth in the authorization (e.g., for use in research and in submissions to regulatory authorities for product approvals). In addition, HIPAA does not replace federal, state, international or other laws that may grant individuals even greater privacy protections.

On June 28, 2018, California enacted the California Consumer Privacy Act, or CCPA, which took effect on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent state privacy legislation in the U.S., which could increase our potential liability and adversely affect our business.

In the European Union, the General Data Protection Regulation, or GDPR, took effect on May 25, 2018, introducing sweeping new data protection requirements that carry potential fines of up to the greater of 20 million Euros or 4% of annual global revenue. The GDPR introduces strict requirements for processing personal data, including potentially burdensome documentation requirements, more stringent requirements for obtaining valid consent (where applicable), obligations to honor expanded rights of individuals to control the use and retention of their personal data, and requirements to notify regulators and affected individuals of certain personal data breaches. The GDPR also imposes heightened restrictions on processing of special categories of personal data, such as health and genetic personal data. In addition, the GDPR prohibits the transfer of personal data to countries outside of the EEA, such as the United States, which are not considered by the European Commission to provide an adequate level of data protection. Switzerland has adopted similar restrictions. Although there are legal mechanisms to allow for the transfer of personal data from the EEA and Switzerland to the United States, they are subject to pending legal challenges that, if successful, could invalidate these mechanisms, restrict our ability to process personal data of European residents outside of Europe and adversely impact our business. The GDPR has increased our responsibility and potential liability in relation to personal data that we process, exposes us to substantial potential fines in the event of violations, increases our compliance costs and could restrict our operations in Europe.

Risks Related to Our Dependence on Third Parties

If we fail to comply with our obligations under our existing and any future intellectual property licenses with third parties, we could lose license rights that are important to our business.

We are party to several license agreements under which we in-license patent rights and other intellectual property related to our business, including a license and supply agreement with Kissei, under which we were granted an exclusive license relating to linzagolix and license agreements with Merck Serono, pursuant to which we were granted exclusive worldwide licenses relating to OBE022 and nolasiban. We may enter into additional license agreements in the future. Our license agreements impose, and we expect that future license agreements will impose, various diligence, milestone payment, royalty, insurance and other obligations on us. Any uncured, material breach under these license agreements could result in our loss of rights to practice the patent rights and other intellectual property licensed to us under these agreements, and could compromise our development and commercialization efforts for linzagolix, OBE022 and nolasiban, or any future product candidates. See “Item 4.B—Business Overview” for a more detailed description of our current license agreements.

We may be required to make significant payments in connection with our license and supply agreement with Kissei.

We acquired exclusive rights to linzagolix pursuant to our license and supply agreement with Kissei in November 2015. Under the terms of the Kissei license and supply agreement, we are obligated to share certain development costs with Kissei in addition to our own direct development costs. Additionally, we may make significant payments in connection with certain milestones and the sale of resulting products. If these obligations become due under the terms of the Kissei license and supply agreement within the next eighteen months, our development efforts may be delayed and/or we may have to seek additional funding earlier than currently planned.

Our intellectual property in-licensed from third parties may be subject to disagreements over contract interpretations, which could narrow the scope of our rights to the relevant intellectual property or technology or increase our financial or other obligations to our licensors.

The agreements under which we currently in-license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could harm our business, financial condition, results of operations and prospects. If any of our current or future licenses or material relationships or any in-licenses upon which our current or future licenses are based are terminated or breached, we may:

•	lose our rights to develop and market linzagolix, OBE022, nolasiban or any future product candidates;
•	lose patent protection for linzagolix, OBE022, nolasiban or any future product candidates;
•	experience significant delays in the development or commercialization of linzagolix, OBE022, nolasiban or any future product candidates;
•	not be able to obtain any other licenses on acceptable terms, if at all; or
•	incur liability for damages.

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

We and our CROs and other vendors are required to comply with cGMP, GCP and GLP, which are regulations and guidelines enforced by the FDA, the EMA and any comparable foreign regulatory authorities for all of our product candidates in preclinical and clinical development. Regulatory authorities enforce these regulations through periodic inspections of trial sponsors, principal investigators, clinical trial sites and other contractors. Although we rely on CROs to conduct any current or planned GLP-compliant preclinical studies and GCP-compliant clinical trials and have limited influence over their actual performance, we remain responsible for ensuring that each of our preclinical studies and clinical trials is conducted in accordance with its investigational plan and protocol and applicable laws and regulations, and our reliance on the CROs does not relieve us of our regulatory responsibilities. If we or any of our CROs or vendors fail to comply with applicable regulations, the data generated in our preclinical studies and clinical trials may be deemed unreliable and the FDA, EMA or any comparable foreign regulatory agency may require us to perform additional preclinical studies and clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory agency, such regulatory agency will determine that all of our clinical trials comply with GCP regulations. In addition, our clinical trials must be conducted with products produced under cGMP requirements. Our failure to comply with these requirements may require us to repeat clinical trials, which would delay the regulatory approval process.

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

We currently rely on and expect to continue to rely on third parties for the manufacturing and supply of chemical compounds for the clinical trials of our product candidates and, if approved, our commercial supply. Further, Kissei has the exclusive right to supply us with the active pharmaceutical ingredient, or API, for linzagolix for our clinical trials and commercial supplies, if approved, subject to limited specified exceptions within the control of Kissei. Reliance on third-party suppliers may expose us to different risks than if we were to manufacture product candidates ourselves. The facilities used by our contract manufacturers to manufacture our product candidates must be approved by the FDA or other regulatory authorities pursuant to inspections that will be conducted after we submit our NDA or comparable marketing application to the FDA or other regulatory agency. Although we have auditing rights with all our manufacturing counterparties, we do not have control over a supplier’s or manufacturer’s compliance with these laws, regulations and applicable cGMP standards and other laws and regulations, such as those related to environmental health and safety matters.

To meet our projected needs for clinical supplies and support our activities through regulatory approval and commercial manufacturing, the CMOs with whom we currently work will need to increase scale of production, or we will need to secure alternate suppliers. With respect to linzagolix, we have entered into an exclusive agreement for the supply of the linzagolix API with Kissei. A CMO that Kissei is using to supply the linzagolix API received a warning letter from the FDA in November 2016 citing deviations from cGMP requirements with respect to its drug manufacturing facility. Kissei has now obtained linzagolix cGMP supply from two additional suppliers, both of which are different from the supplier who received the warning letter from the FDA in November 2016. For OBE022 and nolasiban, we obtain supply on a purchase order basis from a different single source. However, we believe that there are multiple potential sources for our contract manufacturing for OBE022 and nolasiban. We have started engaging alternative suppliers for the cGMP manufacturing of nolasiban. We have not started engaging alternate suppliers for the manufacturing of OBE022. Additionally, any damage to or destruction of our or our third-party manufacturers’ or suppliers’ facilities or equipment may significantly impair our ability to manufacture our product candidates on a timely basis.

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

Our product development programs and the potential commercialization of our product candidates will require substantial additional capital to fund expenses. For some of our product candidates, we may decide to collaborate with pharmaceutical and biotechnology companies for the future development and potential commercialization of those product candidates, particularly in Asia. For example, in January 2020, we announced our entrance into a sublicense agreement with Hangzhou Yuyuan BioScience Technology Co., Ltd., or Yuyuan, to develop and commercialize nolasiban for improving clinical pregnancy and live birth rates in women undergoing embryo transfer following IVF in the People’s Republic of China, or PRC. Under the terms of the sublicense agreement, Yuyuan has the exclusive rights to develop and commercialize nolasiban in the PRC. We are also exploring various alternatives for the future potential commercialization of linzagolix, including through a collaboration with a third party. Furthermore, we may find that our programs require the use of proprietary rights held by third parties, and the growth of our business may depend in part on our ability to acquire, in-license or use these proprietary rights.

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

•

new requirements to report certain financial arrangements, including reporting “transfers of value” made or distributed to physicians, as defined by such law, and teaching hospitals and reporting investment interests held by such healthcare providers and their immediate family members;

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

There remains judicial and Congressional challenges to certain aspects of the ACA, as well as efforts by the Trump administration to repeal or replace certain aspects of the ACA. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the ACA have been signed into law. Legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act, or Tax Act, includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. In addition, the 2020 federal spending package permanently eliminates, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. The Bipartisan Budget Act of 2018, or the BBA, among other things, amends the ACA, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”. In December 2018, CMS published a new final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. It is unclear how this decision, future decisions, subsequent appeals, and other efforts to repeal and replace the ACA will impact the ACA and our business.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, including amendments by the BBA, will remain in effect through 2029 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other health care funding, which could have an adverse effect on our customers and accordingly, our financial operations.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, the Medicare Access and CHIP Reauthorization Act of 2015 ended the use of the statutory formula, also referred to as the Sustainable Growth Rate, for clinician payment and established a quality payment incentive program, also referred to as the Quality Payment Program. This program provides clinicians with two ways to participate, including through the Advanced Alternative Payment Models, or APMs, and the Merit-based Incentive Payment System, or MIPS.  In November 2019, CMS issued a final rule finalizing the changes to the Quality Payment Program. At this time, it is unclear how the introduction of the quality payment program will impact overall physician reimbursement under the Medicare program. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors.

In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, including several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare and reform government program reimbursement methodologies for products. At the federal level, the Trump administration’s budget proposal for fiscal year 2020 contains further drug price control measures that could be enacted during the budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Additionally, the Trump administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. HHS has solicited feedback on some of these measures and implemented others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage plans the option to use step therapy for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019. While a number of these and other measures may require additional authorization to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

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

In the European Union, similar political, economic and regulatory developments may affect our ability to profitably commercialize any of our product candidates, if approved. In addition to continuing pressure on prices and cost containment measures, legislative developments at the European Union or member state level may result in significant additional requirements or obstacles that may increase our operating costs. The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than European Union, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing European Union and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize any products for which we obtain marketing approval. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU member states, and parallel trade, i.e., arbitrage between low-priced and high-priced member states, can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any products, if approved in those countries. In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies.

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

•

the U.S. federal false claims laws, including the federal civil False Claims Act, which can be enforced through civil whistleblower or qui tam actions, and civil monetary penalties laws, which, among other things, impose criminal and civil penalties against individuals or entities for knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act;

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

It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, we do not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we have licensed from third parties. We prosecute and maintain certain patent rights for our product candidates and rely on our licensors Kissei and Merck Serono to prosecute and maintain other relevant patent rights for linzagolix, OBE022 and nolasiban. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our current and future product candidates in the United States or in other foreign countries. Our patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless, and until, a patent issues from such applications, and then only to the extent the issued claims cover the technology.

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

We are aware of issued patents and pending patent applications, in the United States and abroad, relating to methods of improving embryo implantation outcomes in patients undergoing an embryo transfer procedure.  If any such patent, or a patent that issues from any such application, were to be asserted against us, we believe that we have defenses against any such action, including that these patents would not be infringed by our product candidates and/or that these patents are not valid.  However, if these patents were asserted against us and our defenses to such an action were unsuccessful, unless we obtain a license to these patents, which may not be available on commercially reasonable terms, or at all, we could be liable for damages and precluded from commercializing any product candidates that were ultimately held to infringe these patents, which could have a material adverse effect on our business, financial condition, cash flows or results of operations.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering linzagolix, OBE022 and nolasiban are obtained, once the patent life has expired for a product candidate, we may be open to competition from competitive medications, including biosimilar or generic medications. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing product candidates similar or identical to ours.

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

Once granted, patents may remain open to opposition, interference, re-examination, post-grant review, inter partes review, nullification or derivation action in court of before patent offices or similar proceedings for a given period after allowance or grant, during which time third parties can raise objections against such grant. In the course of such proceedings, which may continue for a protracted period of time, the patent owner may be compelled to limit the scope of the allowed or granted claims thus attacked, or may lose the allowed or granted claims altogether. In addition, the degree of future protection afforded by our intellectual property rights is uncertain because even granted intellectual property rights have limitations, and may not adequately protect our business. The following examples are illustrative:

•

others may be able to make compounds, or linzagolix, OBE022 and nolasiban formulations that are similar to our linzagolix, OBE022 and nolasiban formulations but that are not covered by the claims of the patents that we own or control;

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

Our commercial success depends, in part, upon our ability, and the ability of our future collaborators, to develop, manufacture, market and sell linzagolix, OBE022 and nolasiban and any future product candidates, if approved, and use our proprietary technologies without alleged or actual infringement, misappropriation or other violation of the patents and proprietary rights of third parties. There have been many lawsuits and other proceedings involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions and re-examination proceedings before the USPTO, and corresponding foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing product candidates. Some claimants may have substantially greater resources than we do and may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the intellectual property rights of third parties.

We may in the future become party to, or be threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to linzagolix, OBE022 and nolasiban and any future product candidates and technology, including interference or derivation proceedings, post grant review and inter partes review before the USPTO or similar adversarial proceedings or litigation in other jurisdictions. Similarly, we or our licensors or collaborators may initiate such proceedings or litigation against third parties, including to challenge the validity or scope of intellectual property rights controlled by third parties. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future, regardless of their merit. There is a risk that third parties may choose to engage in litigation with us to enforce or to otherwise assert their patent rights against us. Even if we believe such claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, and the holders of any such patents may be able to block our ability to commercialize such product candidate unless we obtained a license under the applicable patents, or until such patents expire or are finally determined to be invalid or unenforceable. Similarly, if any third-party patents were held by a court of competent jurisdiction to cover aspects of our compositions, formulations, or methods of treatment, prevention or use, the holders of any such patents may be able to block our ability to develop and commercialize the applicable product candidate unless we obtained a license or until such patent expires or is finally determined to be invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms, or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. Furthermore, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization of our product candidates, and we have done so from time to time. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In such an event, we would be unable to further practice our technologies or develop and commercialize any of our product candidates at issue, which could harm our business significantly.

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

Filing, prosecuting and defending patents covering linzagolix, OBE022, nolasiban and any future product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Further, licensing partners may not prosecute patents in certain jurisdictions in which we may obtain commercial rights, thereby precluding the possibility of later obtaining patent protection in these countries. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and may also export infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our product candidates, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

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

We are highly dependent on the management, development, clinical, financial and business development experience of Ernest Loumaye, our Chief Executive Officer, Tim Adams, our Chief Financial Officer, Jean-Pierre Gotteland, our Chief Scientific Officer and Head of R&D, Wim Souverijns, our Chief Commercial Officer, and Elizabeth Garner, our Chief Medical Officer. Each of these officers may currently terminate their employment with us on short notice. We do not maintain “key person” insurance for any of our executives or employees.

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

The novel coronavirus outbreak could impact our business.

In December 2019, a novel strain of coronavirus was reported in China. This virus has now spread to numerous other countries, including Switzerland and the United States. While we do not currently have significant operations in geographical locations where the coronavirus was initially reported to be most prevalent, we recently entered into a sublicense agreement with Yuyuan, which is based in China. We cannot reasonably estimate at this time the impact, if any, that the coronavirus may have on our collaboration with Yuyuan, our business or operations. The extent to which the coronavirus impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact including on financial markets or otherwise.

We expect to expand our development and regulatory capabilities and potentially implement sales, marketing and distribution capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

As of December 31, 2019, we had 53 employees. As our clinical development progresses, we may experience growth in the number of our employees and the scope of our operations, particularly in the areas of clinical operations, regulatory affairs and, if any of our product candidates receives marketing approval, sales, marketing and distribution. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

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

Based upon our common shares outstanding as of December 31, 2019, our executive officers, directors and shareholders who owned more than 5% of our outstanding common shares beneficially own, in the aggregate, approximately 31% of our outstanding common shares. These shareholders, acting together, will be able to significantly influence all matters requiring shareholder approval, including the election and removal of directors and approval of any merger, consolidation or sale of all or substantially all of our assets.

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

As of December 31, 2019, 48,567,605 common shares were issued and outstanding. If a substantial number of these shares were sold in the public market, or the market perceives that such sales may occur, the market price of our common shares could be adversely affected. We have entered into a registration rights agreement pursuant to which we have agreed under certain circumstances to file a registration statement to register the resale of the common shares held by certain of our existing shareholders, as well as to cooperate in certain public offerings of such common shares.

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

If we are a “passive foreign investment company,” or PFIC, there could be adverse U.S. federal income tax consequences to U.S. Holders.

Based on our analysis of our income, assets, activities and market capitalization for our taxable year ending December 31, 2019, we do not believe that we were a PFIC for our taxable year ending December 31, 2019. However, our operations generate very limited amounts of non-passive income. Until we generate sufficient revenue from active licensing and other non-passive sources, there is a risk that we will be a PFIC under the PFIC income test. Moreover, we hold a substantial amount of cash and cash equivalents. Because the calculation of the value of our assets may be based in part on the value of our common shares, the value of which may fluctuate considerably, our PFIC status may change from year to year and it is difficult to predict whether we will be a PFIC under the PFIC asset test for the current year or any future year. Therefore, we have not yet made any determination as to our expected PFIC status for the current year. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion. Because PFIC status is a fact specific determination, and generally cannot be made until the close of the taxable year in question, no assurance can be given that we will not be a PFIC for our current taxable year and that we will not be a PFIC in future taxable years. Our United States counsel expresses no opinion with respect to our PFIC status for prior years, the current taxable year or any future years.

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

If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10.E—Taxation”) holds our shares, the U.S. Holder may be subject to adverse tax consequences, including (1) the treatment of all or a portion of any gain on the disposition of our common shares as ordinary income, (2) the addition of an interest charge to the tax on such gain and (3) the obligation to comply with certain reporting requirements.

Each U.S. Holder is strongly urged to consult its tax advisor regarding these issues. For further discussion of the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, see “Item 10.E—Taxation.”

If a United States person is treated as owning at least 10% of our common shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. Holder is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our common shares, such U.S. Holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes at least one U.S. subsidiary (ObsEva USA Inc.), our Irish subsidiary (ObsEva Ireland Limited) and any other non-U.S. subsidiaries we form or acquire in the future, may be treated as controlled foreign corporations (regardless of whether ObsEva SA is treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations from starting with respect to your U.S. federal income tax return for the year for which reporting was due. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations. Further, we cannot provide any assurances that we will furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax payment obligations. U.S. Holders should consult their tax advisors regarding the potential application of these rules to their investment in our common shares.”

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

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could adversely affect our business operations and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. For example, legislation enacted in 2017 informally titled the Tax Cuts and Jobs Act or (the “Tax Act”) enacted many significant changes to the U.S. tax laws. Future guidance from the Internal Revenue Service and other tax authorities with respect to the Tax Act may affect us, and certain aspects of the Tax Act could be repealed or modified in future legislation. In addition, it is uncertain if and to what extent various states will conform to the Tax Act or any newly enacted federal tax legislation. Changes in corporate tax rates, the realization of net deferred tax assets relating to our operations, the taxation of foreign earnings, and the deductibility of expenses under the Tax Act or future reform legislation could have a material impact on the value of our deferred tax assets, could result in significant one-time charges, and could increase our future U.S. tax expense.

On May 19, 2019, the Swiss Federal Act on Tax Reform and AHV Financing, or TRAF, was approved by a public vote. The main part of the TRAF provisions entered into force, at the Swiss federal level, on January 1, 2020. The TRAF, among other things, contains significant changes to corporate taxation, including (i) the elimination of certain preferential tax regimes at both the federal and cantonal levels with certain transitional rules, (ii) the introduction of a mandatory cantonal patent box in line with the standards of the OECD, (iii) the introduction of R&D super deductions for R&D costs incurred in Switzerland, (iv) the introduction of an optional notional interest deduction in cantons with higher tax rates, (v) the introduction of a maximum relief limitation and (vi) the introduction of a limitation of the ability of Swiss resident corporations listed on a Swiss stock exchange to distribute dividends out of capital contributions exempt from withholding tax (these companies can only pay 50% of their annual dividend distributions out of capital contribution reserves). In addition, the cantons will implement new tax rates. The measures should enter into force in 2020. As a result, we expect that the standard combined (federal, cantonal, communal) effective corporate income tax rate, except for dividend income for which we could claim a participation exemption, will be approximately 14% for 2020 in the canton of Geneva. However, the standard effective corporate income tax rate in the canton of Geneva can change from time to time.

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

Our NOL carryforwards are only permitted to be carried forward for seven years under applicable Swiss tax law. As a result, our NOL carryforwards may expire prior to being used and we may be unable to use all or a material portion of our NOLs, which could adversely affect our future cash flows.

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

Item 4. Information on the Company.

A. History and Development of the Company

Our legal and commercial name is ObsEva SA. We are a Swiss stock corporation (société anonyme) organized under the laws of Switzerland. We were formed in 2012 with an indefinite duration. We are currently registered in Plan-les-Ouates, Geneva, Switzerland. Our principal executive offices are located at Chemin des Aulx, 12, 1228 Plan-les-Ouates, Geneva, Switzerland. Our telephone number is +41 22 552 38 40. Investors should contact us for any inquiries through the address and telephone number of our principal executive office, or via our U.S. office at 1 Financial Center in Boston, MA, telephone number +1 (857) 972-9366. We maintain a website at www.obseva.com. The reference to our website is an inactive textual reference only and the information contained in, or that can be accessed through, our web site is not a part of this Annual Report on Form 20-F. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Our actual capital expenditures for the years ended December 31, 2019, 2018 and 2017 amounted to $5.0 million, $105 thousand and $5.3 million respectively. These capital expenditures primarily consisted of purchase of furniture and office equipment, and payments of $5.0 million each to Kissei in 2019 and 2017 upon execution of the linzagolix licensing agreement. We expect our capital expenditures to increase in absolute terms in the near term in line with our previous expenditures, as we continue to advance our drug development programs and grow our operations. We anticipate our capital expenditures in 2020 to be financed from our existing cash and cash equivalents.

B. Business Overview

We are a clinical-stage biopharmaceutical company focused on the development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy. We are advancing a pipeline of orally-

administered innovative new chemical entities, or NCEs, for the treatment of symptoms associated with endometriosis and uterine fibroids, treatment of preterm labor and improvement of clinical pregnancy and live birth rates in women undergoing IVF. We have assembled a strong management team with extensive experience in successfully developing and commercializing therapeutics in our target market. Our goal is to build the leading women’s reproductive health and pregnancy company focused on conditions where current treatment options are limited and significant unmet needs exist.

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

Our portfolio currently consists of three in-licensed NCEs in clinical development for four indications intended to address areas that we believe present significant unmet medical needs:

•

Linzagolix for the treatment of pain associated with endometriosis and HMB associated with uterine fibroids. We are developing linzagolix as a novel, oral GnRH receptor antagonist, for the treatment of pain associated with endometriosis and HMB associated with uterine fibroids in pre-menopausal women. Endometriosis is an often painful disorder in which the tissue that normally lines the inside of the uterus, called the endometrium, grows outside of the uterus, causing monthly bleeding and chronic inflammatory reactions inside the abdomen that may result in ovarian cyst formation, scar tissue and adhesions. The symptoms of endometriosis include significant pain during menstrual periods (dysmenorrhea), chronic pelvic pain, pain during intercourse (dyspareunia), pain during defecation (dyschezia), excessive menstrual bleeding and infertility. These symptoms can impact general physical, mental and social well-being. We believe that approximately 5 million women in the United States were diagnosed and being treated annually for endometriosis and that the majority of those women experience significant pain during menstrual periods as well as non-menstrual pelvic pain that is not associated with their menstrual periods. Uterine fibroids are common non-cancerous tumors that develop in the muscular wall of the uterus and have disabling symptoms such as HMB and pain. According to a study published in the American Journal of Obstetrics & Gynecology in 2003, uterine fibroids affect an estimated 20 to 40% of women over the age of 30 in the United States based on clinical cases and women who undergo treatment.

In previous early stage Phase 1 and Phase 2 clinical trials, linzagolix was observed to have a linear PK profile, a predictable dose-dependent suppression of estradiol and a dose range that was well-tolerated and provided symptom relief. Aimed at addressing the need of the largest possible population in each indication, our clinical trials for both of these indications are designed to assess and potentially support the registration of two regimens of administrations for linzagolix i.e. (i) a moderate dose of linzagolix without hormonal add-back therapy and (ii) a high dose of linzagolix with hormonal add-back therapy. Add-back therapy (ABT) consists of co-administering estrogen and progestin with a high dose of GnRH receptor antagonist to compensate for the severe depletion of estrogen levels and thus prevent the side effects of full estrogen suppression such as hot flushes, vaginal dryness, and loss of bone mineral density (BMD).

We have completed a placebo-controlled Phase 2b clinical trial of linzagolix in approximately 330 patients with endometriosis, the EDELWEISS 1 trial, which met its primary endpoint at Month 3 and showed maintenance or increase of the effect of linzagolix on endometriosis-associated pain and favorable safety up to 52 weeks of treatment and up to 24 weeks after end of treatment. The results were presented at the 75th American Society of Reproductive Medicine (ASRM) Scientific Congress & Expo in October 2019.

We believe the BMD results support our plan to pursue further development of two doses of linzagolix for the treatment of endometriosis, including a 75 mg once daily dose without ABT, and a 200 mg once daily dose in combination with ABT (1mg E2 / 0.5mg NETA, or Activella). Based on the results of our EDELWEISS 1 trial, we believe nearly three out of four patients with moderate to severe endometriosis-associated pain may achieve significant symptom relief with linzagolix 75 mg once daily with no need for ABT to mitigate BMD loss. Following the positive results of EDELWEISS 1 and the End of Phase 2 meeting with the U.S. Food and Drug Administration (FDA) in December 2018, the EDELWEISS 2 and EDELWEISS 3 Phase 3 clinical trials were initiated in May 2019. These Phase 3 trials will each enroll approximately 450 patients with endometriosis associated pain, with a co-primary endpoint of dysmenorrhea (menstrual pain) and non-menstrual pain (NMPP). Both trials include a 75 mg once daily dose without ABT option, and a 200 mg once daily dose in combination with ABT option.

For the uterine fibroids indication, we have completed a Phase 1 PK/PD clinical trial to assess two different doses of ABT in patients receiving 100 mg and 200 mg doses of linzagolix over six weeks. The results of this clinical trial, which were announced in June 2017, support the ABT dose (1mg E2 /0.5mg NETA) being utilized in the two randomized, placebo-controlled Phase 3 clinical trials that commenced in the first half of 2017.

We refer to these Phase 3 clinical trials of linzagolix in patients with HMB associated with uterine fibroids as the PRIMROSE 1 (conducted in the US) and PRIMROSE 2 (conducted in Europe and in the US) clinical trials. In December 2019, we announced positive Phase 3 trial results from the PRIMROSE 2 trial of linzagolix for the treatment of heavy menstrual bleeding (HMB) due to uterine fibroids. The PRIMROSE 2 trial enrolled 535 women with uterine fibroids. The trial was conducted in Europe and the US, and evaluated the efficacy and safety of once daily oral linzagolix, including 100 mg and 200 mg doses, both with and without hormonal ABT. The primary efficacy endpoint was the reduction in HMB at 24 weeks; responders were defined as patients with menstrual blood loss volume of ≤ 80 mL and a 50 percent or greater reduction from baseline in menstrual blood loss volume, measured using the alkaline hematin method. BMD was measured centrally via Dual Energy X-ray Absorptiometry (DEXA) scan at baseline and 24 weeks. The responder rate was 93.9% (p < 0.001) for patients receiving 200 mg with ABT and 56.7% for patients receiving 100 mg without ABT (p < 0.001), compared to 29.4% in the placebo group. Both doses achieved significant rates of amenorrhea (p< 0.001), reduction in pain (p < 0.001), and improvement in quality of life (p < 0.001). Additionally, significant improvement (p< 0.001) in Hb levels, a reduction in number of days of bleeding and reduction in uterine volume were observed. A significant reduction in fibroid volume was also observed for the 200 mg dose with ABT (p = 0.008). The overall safety profile was in line with expectations. The most frequently observed adverse events (occurring in > 5% of patients) were headache, hot flushes, and anemia.  Mean percentage change from baseline in BMD was consistent with the previous trial.

We expect to report both the primary endpoint results following 24 weeks of treatment from the PRIMROSE 1 trial conducted in the U.S. and the 52 weeks of treatment results from PRIMROSE 2 trial in the second quarter of 2020. A Marketing Authorization Application (MAA) submission to the European Medicines Agency (EMA) and a New Drug Application (NDA) submission to the FDA are planned by the fourth quarter of 2020 and the first quarter of 2021 respectively, pending PRIMROSE 1 positive results and feedback from regulatory agencies.

We believe linzagolix, if approved in either or both indications, has the potential to be a best-in-class oral GnRH receptor antagonist based on its favorable PK and PD profiles, and its expected balance between safety and efficacy. We expect linzagolix to potentially reduce endometriosis-associated pain symptoms and heavy menstrual bleeding associated with uterine fibroids, while mitigating bone mineral density loss and other adverse effects associated with full estradiol suppression. Further, we believe that linzagolix has the potential to offer flexible dosing alternatives to achieve either partial or full estrogen suppression that can be administered with or without hormonal add-back therapy. Our intent is to demonstrate that the majority of endometriosis patients may be able to experience significant symptomatic relief by utilizing our partial estrogen suppression linzagolix dose of 75 mg with no ABT. For uterine fibroids, we believe our 100 mg linzagolix dose without ABT is the only oral GnRH dosing regimen being developed for this indication without the use of ABT. Finally, we believe linzagolix has certain advantageous characteristics including the absence of food effect, high bioavailability, low volume of distribution, no induction of liver enzymes known as cytochrome P450 3A4, or CYP3A4, no active transport into the liver by organic-anion-transporting polypeptide 1B1 and 1B3 or OATP1B1/1B3, and low PK and PD variability. We believe these characteristics could be key product differentiators compared to other oral GnRH receptor antagonists in clinical development. We are also exploring various alternatives for the future potential commercialization of linzagolix, including through a collaboration with a third party.

•

OBE022 for the treatment of preterm labor (GA 24-34 weeks). We are developing OBE022, an oral and selective prostaglandin F2α, or PGF2α, receptor antagonist, as a once daily treatment for preterm labor from 24 to

34 weeks gestational age, or GA. PGF2α is a naturally occurring prostaglandin, or active lipid compound, that acts to induce labor. Preterm labor, defined as the body commencing the birthing process prior to 37 weeks, is characterized by uterine contractions, cervical dilation and potential rupture of the fetal membranes that surround and protect the fetus during pregnancy. Preterm labor can lead to preterm birth, which is currently the leading worldwide cause of death of newborn babies. According to the National Center for Health Statistics, approximately 9.6% of babies in the United States were born preterm in 2014. Over 1 million children under the age of five died in 2013 worldwide due to preterm birth complications, and many infants who survive preterm birth are at greater risk for cerebral palsy, delays in development, hearing and vision issues, and often face a lifetime of disability. The rates of preterm births are rising in almost all countries with reliable data for preterm birth, and are associated with an immense financial impact to the global healthcare system.

To date, only treatments with limited efficacy and/or restrictive safety issues are available to treat preterm labor. In the United States, no drugs are approved for acute treatment of preterm labor and recommended off-label tocolytic treatments (medications that inhibit labor) include beta-adrenergic receptor agonists, calcium channel blockers, or NSAIDs, which are used for short-term prolongation of pregnancy (up to 48 hours) to allow for the administration of antenatal steroids (e.g. betamethasone). Magnesium sulfate, used for fetal neuroprotection can also be used (up to 48 hours) to inhibit acute preterm labor, but has limited efficacy. Approved tocolytic treatments in Europe include beta-adrenergic agonists, which carry severe maternal cardiovascular risks, and intravenous infusions of atosiban (an oxytocin receptor antagonist).

While prostaglandin synthesis inhibitors, a sub-group of NSAIDs, have been shown to be effective for inhibiting preterm labor, use of such drugs is limited, due to the threat of serious and sometimes life-threatening side effects in the fetus. In nonclinical studies, ObsEva has observed that OBE022 markedly reduces spontaneous and induced uterine contractions in pregnant rats without causing the fetal side effects seen with NSAIDS, such as indomethacin.

Through specific antagonism of the PGF2α receptor, OBE022 is designed to control preterm labor by reducing inflammation, decreasing uterine contractions and preventing cervical changes and fetal membrane rupture. Based on its PK profile and efficacy observed in animal models, we believe OBE022 has the potential to become a first-in-class therapy to suppress preterm labor and delay or avoid preterm birth, without significant safety concerns for the fetus. In February 2017, we completed a Phase 1 clinical trial assessing the safety, tolerability and PK profile of OBE022 in healthy post-menopausal female volunteers after single doses of 10 mg to 1,300 mg and multiple doses between 100 mg per day and 1,000 mg per day over 7 consecutive days. In this trial, OBE022 was observed to have a favorable PK profile, no clinically significant food effect, a favorable safety profile and to be well-tolerated at doses up to 1,300 mg after single dose administration and up to 1,000 mg per day after multiple dose administration over 7 days, each of which are above the estimated clinical effective dose. In March 2017, we completed a set of drug-drug interaction, or DDI, Phase 1 clinical pharmacology studies investigating the safety, tolerability and PK profile of OBE022 when combined with magnesium sulfate, atosiban, nifedipine or betamethasone (medications typically used in patients with preterm labor) in pre-menopausal female volunteers. OBE022 in combination with those drugs was observed to have a favorable safety profile and to be well-tolerated up to 1,100 mg per day, which was the highest tested dose. In December 2017, we announced the initiation of our Phase 2a proof-of-concept trial of OBE022, referred to as the PROLONG clinical trial. PROLONG is a proof-of-concept Phase 2a trial conducted in two parts: Part A and Part B. In this trial, OBE022 is orally administered daily for 7 days, to pregnant women, who are already receiving standard of care therapy for preterm labor, atosiban infusion for 48 hours. This clinical trial will enroll up to 120 pregnant women presenting with spontaneous preterm labor at gestational ages between 24 and 34 weeks.

In December 2018, we announced the completion of the open label Part A of the PROLONG trial in nine patients assessing OBE022 safety and pharmacokinetic (PK) profile.  OBE022 was observed to be well tolerated by the mothers and their fetuses and we were able to demonstrate that the pharmacokinetics of OBE022 were similar to those previously observed in non-pregnant women. Also, 8 of the 9 treated women did not deliver during the 7 days of treatment. Based on these data, we began the randomized Part B of the trial assessing efficacy in delaying childbirth in women at 24 to 34 weeks gestation who are experiencing symptoms of preterm labor and potentially preterm delivery. We announced in July 2019 that the trial Independent Data Monitoring Committee (IDMC) completed the unblinded review of data from the first 30 subjects randomized in Part B of the PROLONG trial and recommended to continue the trial without modifications. We subsequently announced in January 2020 that the IDMC completed the unblinded review of data from the first 60 subjects and again recommended to continue the trial without modifications. Pending enrollment of the remaining 60 subjects, final PROLONG trial results are anticipated in the second half of 2020.

•

Nolasiban to improve embryo transfer outcomes after IVF. We have been developing nolasiban, an oral oxytocin receptor antagonist, to improve clinical pregnancy and live birth rates in women undergoing embryo transfer (ET) following an IVF cycle. In 2018, we reported positive results for the primary endpoint of ongoing pregnancy 10 weeks post embryo transfer and the secondary endpoint of live birth rate from the European Phase 3 clinical trial in 778 women undergoing IVF, or the IMPLANT 2 clinical trial. Patients receiving nolasiban prior to either Day 3 or Day 5 ET experienced an approximate 7% absolute or 25% relative increase in live birth rate over placebo. The Day 5 ET only population experienced an approximate 12% absolute or 35% relative increase in live birth rate over placebo.

In November 2019, we announced that the IMPLANT 4 trial did not meet the primary endpoint of an increase in ongoing pregnancy rate at 10 weeks, (39.1 % placebo vs 40.5 % nolasiban) (p = 0.745). As these results did not confirm the prior positive Phase 3 IMPLANT 2 trial findings, we have discontinued our previously ongoing development of nolasiban for IVF, and are exploring potential repositioning of the compound, such as through higher dose levels and earlier and longer exposure of nolasiban, as well as focusing on subjects with a high uterus contraction rate at the time of ET. In connection with this potential repositioning, in January 2020, we and Hangzhou Yuyuan BioScience Technology Co., Ltd. (Yuyuan) entered into a sublicense agreement to develop and commercialize nolasiban for improving clinical pregnancy and live birth rates in women undergoing embryo transfer as part of an IVF cycle in the People's Republic of China (PRC). Under the terms of the agreement, Yuyuan has the exclusive rights to develop and commercialize nolasiban in the PRC. They will fund all development and registration activities in the PRC, starting with the obligation to fund and conduct a Phase 1 trial and a Phase 2 proof-of-concept trial in China. We and Yuyuan will collaborate on the global development of nolasiban. We retain all rights to the product outside of PRC.

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

In addition, Jean-Pierre Gotteland, Ph.D., our Chief Scientific Officer and Head of R&D, held the same roles at PregLem where he worked with Dr. Loumaye for six years and successfully in-licensed, developed and registered a first-in-class product, Esmya (ulipristal acetate), for the treatment of uterine fibroids.

Wim Souverijns, our Chief Commercial Officer is based at our headquarters in Geneva, Switzerland and is responsible for leading our transition from a development company to a commercial company. Mr. Souverijns brings nearly 20 years of experience in the pharmaceutical industry and recently served as Corporate Vice President, Global Marketing, Hematology & Oncology within Celgene out of Summit, New Jersey. Previously, Mr. Souverijns developed his pharmaceutical experience through various international assignments at PwC Consulting and in different market access leadership roles at Amgen, both in Europe and the U.S.

In July 2019, Elizabeth Garner joined us as our Chief Medical Officer, after spending many years in the women’s health industry at Agile Therapeutics Inc., Myriad Genetics Laboratories, Abbott Laboratories, and Merck. Dr. Garner has several years of experience in academic clinical practice, research and teaching at Harvard Medical School. Dr. Garner holds M.D. and M.P.H. degrees from the Harvard Medical School and Harvard School of Public Health, Boston, and received board certification in both general Obstetrics and Gynecology and Gynecologic Oncology.

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

We have demonstrated an ability to successfully execute on the first part of our strategy by leveraging our extensive network in the field of women’s reproductive health and pregnancy to in-license linzagolix from Kissei and nolasiban and OBE022 from Merck Serono. Additionally, we have raised $334.2 million in equity financing from inception to December 31, 2019 from leading healthcare investors, as well as $25.0 million from the issuance of a debt instrument.

Our Strengths

We believe our clinical and product development experience in the field of women’s reproductive health and pregnancy provides us with the following strengths:

•	Strategic focus on diseases in women’s reproductive health and pregnancy that affect growing female populations with high unmet medical needs and significant commercial potential;
•	Product candidates with clear mechanisms of action and early evidence of efficacy that have the potential to progress into and through late-stage clinical trials and potentially commercial stage;
•	Management with substantial experience working together and developing and commercializing pharmaceutical products in the field of women’s reproductive health and pregnancy;
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
•

Develop a targeted commercialization strategy for any approved product candidates. We have obtained worldwide commercial rights to our lead product candidates, except for certain countries in Asia with respect to linzagolix and for the PRC with respect to nolasiban. As we move our product candidates through development toward regulatory approval we will evaluate several options for each product candidate’s commercialization strategy. These options include building our own internal sales force, entering into a joint marketing partnership with another pharmaceutical or biotechnology company, or out-licensing the product to another pharmaceutical or biotechnology company. We are also exploring various alternatives for the future potential commercialization of linzagolix, including through a collaboration with a third party.

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

Linzagolix: Investigational GnRH Receptor Antagonist for Symptoms Associated with Endometriosis and Uterine Fibroids

We are developing linzagolix as an oral GnRH receptor antagonist, which we have observed in our clinical trials to induce a dose-dependent reduction of estradiol levels. Through that mechanism, we expect linzagolix to be indicated for the treatment of endometriosis-associated pain and heavy menstrual bleeding associated with uterine fibroids. We believe linzagolix, if approved, has the potential to be a best-in-class oral GnRH receptor antagonist based on its favorable PK and PD profiles, and its potential to provide targeted estradiol suppression to reduce pain symptoms associated with endometriosis and HMB associated with uterine fibroids, while mitigating bone mineral density loss and other adverse effects that are typically associated with full estradiol suppression. We believe that linzagolix has the potential to offer flexible dosing alternatives to address the symptoms of the broad patient population, supported by key differentiating product characteristics, including absence of food effect, high bioavailability, low volume of distribution, no CYP3A4 induction or OATP1B1/B3 interaction, and low PK and PD variability. We believe these characteristics are key product differentiators compared to other GnRH receptor antagonists in development.

In 2015, we in-licensed linzagolix from Kissei. Kissei completed three Phase 2a clinical trials in Japan of linzagolix in patients with endometriosis, including one double blind placebo-controlled trial with a subgroup of patients diagnosed with both endometriosis and uterine fibroids.

Aimed at addressing the needs of the largest possible population in each indication, our clinical trials for both of these indications are designed to assess and potentially support the registration of two regimens of administrations for linzagolix i.e. (i) a moderate dose of linzagolix without hormonal ABT and (ii) a high dose of linzagolix with hormonal ABT. We have completed a 330-patient multiple-dose, placebo-controlled Phase 2b EDELWEISS 1 clinical trial of linzagolix in endometriosis patients across 70 sites in the United States and 15 sites in Central and Eastern Europe. This prospective, dose finding, randomized, parallel-group, double-blind, placebo-controlled Phase 2b study was designed to investigate the efficacy and safety of a range of doses of linzagolix in the treatment of women with endometriosis associated pain. The 24-week treatment period (primary endpoint after 12 weeks of treatment) was followed either by a 24-week post treatment follow-up (PTFU) or an optional treatment extension phase with a 24-week PTFU.

The EDELWEISS 1 clinical trial successfully met its primary endpoint, a statistically significant patient response rate vs. placebo following 12 weeks of treatment. Patient response was measured by a reduction of at least 30% in combined menstrual and non-menstrual pelvic pain on a verbal rating scale (VRS) of 0 (no pain) through 3 (severe pain). Observed response rates were 34.5% for placebo, 61.5% for 75mg linzagolix, and 56.3% for 200mg linzagolix. Respective p values were 0.003 and 0.034. The efficacy in reducing pelvic pain, including dysmenorrhea and non-menstrual pelvic pain, as well as improvements in dyspareunia, dyschezia, and quality of life measures observed after 12 weeks of treatment were further improved or maintained up to Week 52, with the greatest treatment benefit observed at dose levels of 75 mg and above. The EDELWEISS 1 trial also demonstrated that linzagolix is well tolerated and has clinical benefits when administered continuously for up to 52 weeks.

After an End of Phase 2 meeting with the FDA in December 2018, we announced the initiation of the EDELWEISS 2 and EDELWEISS 3 Phase 3 clinical trials in May 2019. These Phase 3 trials will each enroll approximately 450 patients with endometriosis associated pain, with a co-primary endpoint of patients’ response on both dysmenorrhea (menstrual pain) and non-menstrual pain. Both trials include a 75 mg once daily dose without hormonal ABT option, and a 200 mg once daily dose in combination with ABT (1mg E2 / 0.5mg NETA) option.

In addition, we are conducting two Phase 3 clinical trials of linzagolix in patients with HMB associated with uterine fibroids, the PRIMROSE 1 (conducted in the US) and PRIMROSE 2 (conducted in Europe and in the US) clinical trials.

In December 2019, we announced positive Phase 3 trial results from the PRIMROSE 2 trial of linzagolix for the treatment of HMB due to uterine fibroids. The PRIMROSE 2 trial enrolled 535 women with uterine fibroids. The trial was conducted in Europe and the US, and evaluated the efficacy and safety of once daily oral linzagolix, including 100 mg and 200 mg doses, both with and without hormonal ABT. The primary efficacy endpoint was the reduction in HMB at 24 weeks; responders were defined as patients with menstrual blood loss volume of ≤ 80 mL and a 50 percent or greater reduction from baseline in menstrual blood loss volume, measured using the alkaline hematin method. Bone mineral density (BMD) was measured centrally via Dual Energy X-ray Absorptiometry (DEXA) scan at baseline and 24 weeks. The responder rate was 93.9% (p < 0.001) for patients receiving 200 mg with ABT and 56.7% for patients receiving 100 mg without ABT (p < 0.001), compared to 29.4% in the placebo group. Both doses achieved significant rates of amenorrhea (p< 0.001), reduction in pain (p < 0.001), and improvement in quality of life (p < 0.001). Additionally, significant improvement (p< 0.001) in Hb levels, a reduction in number of days of bleeding and reduction in uterine volume were observed. A significant reduction in fibroid volume was also observed for the 200 mg dose with ABT (p = 0.008). The overall safety profile was in line with expectations. The most frequently observed adverse events (occurring in > 5% of patients) were headache, hot flushes, and anemia. Mean percentage change from baseline in BMD was consistent with previous clinical data.

We expect to report both the primary endpoint results following 24 weeks of treatment from the PRIMROSE 1 trial conducted in the U.S. and the 52 weeks of treatment results from PRIMROSE 2 trial in the second quarter of 2020. A MAA submission to the EMA and a NDA submission to the FDA are planned by the fourth quarter of 2020 and the first quarter of 2021 respectively, pending PRIMROSE 1 positive results and feedback from regulatory agencies.

Background on Endometriosis and Uterine Fibroids

Endometriosis is a painful disorder in which endometrial tissue grows outside of the uterus, typically on the lining of the pelvis, on the ovaries, in the rectovaginal septum, on the bladder, and on the bowels. Endometriosis causes pain with monthly bleeding and chronic inflammatory reactions in the abdomen that may result in ovarian cyst formation, scar tissue and adhesions. The symptoms of endometriosis include significant pain during menstrual periods, chronic pelvic pain, pain during intercourse, excessive menstrual bleeding and infertility which in turn can impact general physical, mental and social well-being. Often the pain associated with endometriosis is cyclical in nature and reflects the response to reproductive hormones circulating throughout the body, particularly estrogen. Endometriosis is also one of the leading causes of infertility. In many instances, endometriosis is only diagnosed when women seek treatment for such infertility.

According to the World Endometriosis Research Foundation, as of 2014, endometriosis affects an estimated one in ten women during their reproductive years, totaling approximately 176 million women globally between the ages of 15 and 49. We believe that approximately 5 million women in the United States were diagnosed and treated annually for endometriosis, and the majority of those women experience significant pain during menstrual periods.

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

According to a study published in the American Journal of Obstetrics & Gynecology in 2003, uterine fibroids affect an estimated 20 to 40% of women over the age of 30 in the United States based on clinical cases and women who undergo treatment. We believe that approximately four million women in the United States are diagnosed and being treated for uterine fibroids.

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

Endometriosis

For endometriosis, the treatment selected is based on the severity of pain and the extent of the disease. Endometriosis treatments aim first to alleviate pain, then to remove or decrease the size and number of endometrial lesions, and possibly improve fertility. Oral contraceptives, progestins and NSAIDs are generally first-line treatments for women experiencing pain. Following the failure of first-line therapies, current treatment options are limited to intra-muscular or subcutaneous GnRH agonist injections and GnRH agonists nasal spray pumps. In July 2018, AbbVie Inc announced that their GnRH antagonist elagolix (Orilissa) received regulatory approval in the U.S. for the treatment of moderate-to-severe endometriosis-associated pain.

Surgery may be performed for the most symptomatic cases. However, in most cases conservative surgery can provide short-term relief by excising and/or ablating endometrial lesions, but often does not prevent the endometrial lesions and associated symptoms from recurring. Surgery requires general anesthesia, and has a risk of scar tissue and adhesion formation in the pelvis, which can lead to infertility, worsened pain, requirement for additional surgeries, and damage to other pelvic structures. Surgical treatments for endometriosis range from laparoscopy to more complex open abdominal surgery. If a woman has not responded to other medical or surgical treatments, a hysterectomy, which is the removal of all or part of the uterus, may be performed. Depending on the woman, removal of the ovaries may also be required, resulting in definitive infertility and immediate menopause.

The World Endometriosis Research Foundation through its EndoCost study estimated the aggregate annual cost of endometriosis to be approximately $80 billion in the United States and approximately $60 billion in Germany, the UK, France and Italy in 2012 based on current exchange rates.

Uterine Fibroids

Current treatment options for heavy menstrual bleeding associated with uterine fibroids are limited and generally consist of oral contraceptives, GnRH agonist injections or surgery. Oral contraceptives are generally used as the first-line therapy, but are often not effective in reducing heavy bleeding. Upon failure of a first-line therapy or contraindication to oral contraceptives, surgical intervention is generally the next treatment option. Hysterectomy is the most commonly performed surgical treatment option. Other less invasive procedures include (1) myomectomy, which is selective removal fibroids, typically performed by laparoscopy; this usually preserves fertility, (2) uterine artery embolization, which is a procedure to obstruct the arteries feeding the fibroid, performed by arterial catheterization, and (3) if the dominant symptom is bleeding, endometrial ablation, which is a procedure to remove the lining of the uterus performed by thermic or ultrasonic process.

According to a study published in the American Journal of Obstetrics & Gynecology in 2012, approximately 300,000 hysterectomies and 30,000 myomectomies are performed annually for the treatment of uterine fibroids in the United States as of 2003. Hysterectomies are major surgeries and, according to the National Uterine Fibroids Foundation, approximately 660 women die each year in the United States from complications from a hysterectomy. Hysterectomies can be both physically and psychologically damaging, not only resulting in loss of fertility, but they also can be perceived by some women as impairing their sense of femininity. Surgery also carries a risk of scar tissue and adhesions, which can lead to infertility, worsening of pain, damage to other pelvic structures, and may require additional surgical management.

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

Mechanism of Action and Limitations of GnRH Agonists

GnRH agonists are a standard pharmaceutical therapy for estrogen dependent conditions such as endometriosis and uterine fibroids as they have been demonstrated to reduce estradiol levels. GnRH agonists act by overstimulating the GnRH receptors which initially may worsen the symptoms for several weeks (the flair effect). Subsequently the pituitary cells are desensitized, resulting in reduced secretion of LH and FSH, and severely reduced production of estrogen. This leads to a state referred to as pseudo-menopause, in which patients experience menopausal symptoms before ultimately experiencing symptom relief. While GnRH agonists may be effective at treating the symptoms of endometriosis and uterine fibroids, they can be accompanied with serious drawbacks and limitations including:

•

Full suppression of estradiol and related unfavorable side effect profile. Because GnRH agonists cannot be titrated, they act by fully suppressing estradiol to a post-menopausal level of less than 20 picogram/milliliter, or pg/ml. Excessive suppression of estrogen can result in multiple side effects before the patient experiences any relief, including hot flashes, vaginal dryness, and bone mineral density loss. Clinical trials of an approved GnRH agonist demonstrated that patients lose an average of up to 6% of their bone mineral density after 12 months of GnRH agonist treatment.

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

•

Required add-back therapy. To counteract the side effects of the full estrogen suppression, additional administration of estrogen, referred to as “add-back therapy,” may be recommended after three months of treatment and is required after six months of treatment. ABT is standard hormone replacement therapy or HRT, and is most commonly used in post-menopausal women. For some women, ABT is contraindicated due to related and potentially serious adverse effects.

•

Variable and unpredictable reversibility of treatment. After stopping treatment with injectable GnRH agonists, ovarian function can take weeks or months to return to normal. This is particularly relevant and problematic if a woman wishes to conceive after treatment or if treatment is interrupted for lack of tolerability.

Linzagolix Mechanism of Action and Solution to GnRH Agonist Drawbacks and Limitations

Linzagolix has been designed to be an orally administered GnRH receptor antagonist with low PK/PD variability. Linzagolix binds to and blocks the GnRH receptor in the pituitary gland, which clinical trials suggest results in a dose-dependent reduction of LH and FSH production. This reduction in LH and FSH production in turn leads to a dose-dependent reduction of estrogen levels.

At selected doses, linzagolix has been observed to maintain estradiol levels in the target range of 20 to 60 pg/ml, which we believe is the optimal range to relieve symptoms associated with endometriosis and uterine fibroids while mitigating bone mineral density loss or other adverse effects that can be associated with full estradiol suppression. Higher doses of linzagolix drive estradiol below 20 pg/mL, considered full suppression.

We believe linzagolix has the potential to overcome certain drawbacks and limitations of GnRH agonists. The potential advantages of linzagolix compared to GnRH agonists include:

•

Rapid onset of therapeutic effect. By blocking, as opposed to stimulating, the GnRH receptor, linzagolix has the potential to suppress LH and FSH within hours, lowering estradiol levels and reducing pain within days while potentially avoiding the initial worsening of symptoms (symptom flare) which is often associated with GnRH agonist treatments.

•

Ease of administration. Linzagolix has the potential to be administered orally once daily, and regardless of food intake timing. This potential dosing regime is a more convenient and less invasive treatment option than GnRH agonist intramuscular or subcutaneous injections.

•

Optionality for endometriosis and uterine fibroids treatment: stand alone or in combination with ABT. In contrast to GnRH agonists, for which hormonal ABT is required when treatment exceeds six months, and may be considered earlier, we believe that the 75mg once daily dose tested in our EDELWEISS 1 Phase 2b trial and the 100mg once daily dose tested in our PRIMROSE 2 trial, have the potential to be utilized as a stand-alone treatment for a majority of patients with endometriosis-associated pain and in heavy menstrual bleeding associated with uterine fibroids by maintaining estradiol levels between 20 and 60 pg/ml. Model-based analysis based on more than 900 patients and healthy volunteers showed that linzagolix doses ranging from 75 mg to 125 mg demonstrated clinical benefit and reached bone safety targets. These results support the potential use of linzagolix without ABT in premenopausal women with these conditions, avoiding the known risks of ABT while providing symptom relief and protection of bone. The results of this study were presented in October 2019 both at the 13th European Society of Gynecology (ESG) Congress in Vienna (Austria) and the 10th American Conference on Pharmacometrics (ACoP) meeting in Orlando (FL).

The once daily 200 mg dose of linzagolix will require the addition of ABT if used long-term to counteract the side effects associated with full suppression of estradiol i.e. below 20 pg/ml.

These doses of 75 mg or 100mg without ABT and 200 mg with ABT are being tested in the confirmatory Phase 3 trials.

•

Rapid reversibility of effect. As a result of the observed linzagolix half-life of approximately 15 hours, we believe it has the potential for ovarian function to resume within days following the end of treatment. In contrast, a patient’s ovarian function can take weeks or months to return to normal after stopping treatment with injectable GnRH agonists.

Potential Clinical Profile of linzagolix

In July 2018, AbbVie Inc. announced that their oral GnRH antagonist elagolix (Orilissa®) received regulatory approval in the U.S. for the treatment of women with moderate to severe endometriosis-associated pain (150mg QD up to 2-year and 400mg (200mg BID) up to 6 months). In addition, AbbVie Inc is conducting Phase 3 trials with elagolix 600mg daily dose (300mg BID) in combination with ABT for the indication of heavy menstrual bleeding associated with uterine fibroids and announced the filing of a NDA for this indication in August 2019. Only the high dose of elagolix (300mg BID) with ABT is being developed for the uterine fibroids indication.

In addition, Myovant Sciences, Inc. is conducting Phase 3 trials with the oral GnRH receptor antagonist relugolix 40mg daily in combination with ABT for the treatment of symptoms associated with endometriosis and uterine fibroids. This is the only dose level being studied for both indications. In 2019, Myovant reported positive 6-month results for the two Phase 3 trials in the fibroid indication (LIBERTY 1 and 2) and stated it would file a MAA and a NDA on the basis of 52-week treatment data in the first quarter of 2020 and in April 2020, respectively.

We believe that linzagolix has a favorable overall clinical profile as assessed by:

•

Optimal characteristics for consistent PK. Linzagolix has been observed to have a consistent PK profile and low variability, due to high bioavailability and low volume of distribution. In addition, its half-life allows for once daily dosing for across indications. We believe these characteristics are important for optimizing patient compliance and drug exposure.

•

Two dosing options. Based on its consistent PK and PD profile observed in preclinical studies and clinical trials, we are currently pursuing the development of linzagolix doses both with and without hormonal ABT, which is related to partial or full suppression of estrogen. We believe that various levels of estrogen suppression may be required to successfully treat symptoms in different patients in different indications to account for patient characteristics, individual response or patient preference, but that the option of partial suppression, with no need for ABT has the potential to be a first line therapy for many patients.

•

Potential to avoid hormonal ABT. For symptoms associated with both endometriosis and uterine fibroids, we are developing linzagolix as a stand-alone treatment (without need for ABT) and in association with ABT to fulfill the needs of a broad patient population with endometriosis or uterine fibroids. We do not believe that all patients will have the desire or need for hormonal ABT, some of whom may have a contraindication or tolerability issue (as per boxed warning on ABT), or simply prefer the management of endogenous estrogen levels in the clinical setting where bone mineral density loss is not reduced to the degree that would require hormone replacement.

•

Compliance benefit. Linzagolix may have an advantage in patient compliance due to the lack of observed interactions with food, CYP3A4 or OATP1B1/B3 enzyme pathways, and the ability to be taken once anytime throughout the day, without the risk of reduced and/or variable exposure to active drug.

Linzagolix Preclinical and Clinical Development for Pain Associated with Endometriosis

Prior to in-licensing linzagolix, Kissei completed a preclinical program, a Phase 1 clinical trial in healthy female volunteers of Japanese and European descent and three Phase 2a clinical trials in patients of Japanese descent with endometriosis, including one trial that included a subgroup of patients with both endometriosis and uterine fibroids. In these trials, linzagolix was observed to have a linear PK profile, a predictable dose-dependent suppression of estradiol and a dose range that was well-tolerated and provided symptom relief. Following our in-license of linzagolix from Kissei, we submitted an IND for linzagolix in May 2016, which was accepted by the FDA. In 2019, we completed the EDELWEISS 1 Phase 2b clinical trial and initiated our two pivotal Phase 3 clinical trials (EDELWEISS 2 and EDELWEISS 3).

Preclinical Studies and Phase 1 Clinical Trial

In preclinical studies, linzagolix was observed to be a highly potent and selective antagonist of the GnRH receptor. The preclinical toxicology and safety pharmacology studies did not raise tolerance or safety concerns or potential for DDIs. In the Phase 1 clinical trial, linzagolix was observed to have a favorable safety profile and to be well-tolerated up to 400 mg once daily for seven days. Additionally, linzagolix had a linear PK profile, a half-life of approximately 15 hours and no significant differences between women of Japanese and European descent. Moreover, linzagolix was observed to have a low volume of distribution, meaning the drug remained in the blood and did not accumulate in fatty tissue (Figure 1). Furthermore, in the Phase 1 clinical trial, there was no food effect observed.

Linzagolix was observed to induce a dose-dependent decrease in LH and FSH over time (Figure 2), which we believe correlates with its ability to control estradiol levels in a dose-dependent manner. Based on the low PK variability and lack of dose overlap observed in the Phase 1 clinical trial, we believe we will be able to more tightly control biological response with personalized doses of linzagolix. In addition, in 2016 we completed a Phase 1 trial to assess the impact of linzagolix on the potential induction of CYP3A4, which is responsible for most of the metabolism of ABT. In this trial, we observed no relevant CYP3A4 induction, which we believe indicates that linzagolix will not interfere with ABT and has low risk of drug-drug interactions.

Figure 1: Mean linzagolix Concentration Over Time	Figure 2: LH Reduction from Baseline Over Time

In 2017, we conducted a Phase 1 PK and PD clinical trial to assess two different doses of add-back therapy in patients receiving 100 mg and 200 mg doses of linzagolix over six weeks. The results of this clinical trial, which we announced in June 2017, supported our add-back therapy dose (1mg E2 / 0.5mg NETA) and linzagolix doses being utilized our clinical trials. We are planning to utilize solely the 200 mg dose in our Phase 3 endometriosis clinical trials that we started in May 2019.

In 2018, we completed a drug-drug interaction study for the organic anion-transporting polypeptide (OATP) 1B1 and OATP1B3, which demonstrated that clinically relevant drug interactions between linzagolix and OATP1B1 / OATP1B3 inhibitors are not to be expected.

Completed Phase 2a Clinical Trials

Kissei completed three Phase 2a clinical trials of linzagolix in patients of Japanese descent with endometriosis in 2013 and 2014. In these studies (KLH1201, KLH1202, and KLH1202), which evaluated doses of 50, 75, 100, or 200 mg of linzagolix or placebo, linzagolix demonstrated improvement in endometriosis-associated pain and showed dose-dependent E2 suppression. These studies supported the design and dose selection for the EDELWEISS 1 Phase 2b trial.

Completed Phase 2b Clinical trial EDELWEISS 1 —Endometriosis-Associated Pain

In 2019, we completed our Phase 2b EDELWEISS 1 clinical trial in patients with endometriosis. In this trial, women with moderate-to-severe endometriosis-associated pain were recruited from 64 gynecological clinics across the U.S. and Europe. The trial included a screening period, two consecutive 12-week treatment periods (Part A and Part B) followed by an optional 28 week treatment extension phase or, for those who did not enter the optional treatment extension phase, a 24-week PTFU. In total, 328 subjects were randomized to 1 of 6 treatment groups: placebo, fixed dose groups at 50 mg, 75 mg, 100 mg and 200 mg daily and a 75 mg titrated dose group. In the placebo group, the placebo was provided for 12 weeks (Part A) after which all placebo subjects were crossed over on to active treatment (100 mg daily) for a further 12 weeks (Part B). In the titrated dose arm, all subjects started on 75 mg daily for 12 weeks (Part A) after which the dose was titrated up to 100 mg or down to 50 mg or remained the same (75 mg) for the next 12 weeks (Part B), based on the mean of serum E2 results collected at Weeks 4 and 8. The majority (71%) of subjects who completed the 24-week treatment entered the optional treatment extension, where they received linzagolix for an additional 28 weeks. Subjects randomized to the 200 mg group, received 100 mg daily dose of linzagolix during the extension treatment, while subjects in all other groups continued the treatment they were receiving at the end of Part B. The trial design is provided in Figure 3 below.

Figure 3: Design of Phase 2b EDELWEISS Clinical Trial

Menstrual (dysmenorrhea) and non-menstrual pelvic pain (NMPP) were assessed with a 4-point Verbal Rating Scale, or VRS, and an 11-point Numeric Rating Scale, or NRS. The primary endpoint of the EDELWEISS clinical trial was a responder analysis, with responses defined as a reduction of at least 30% in combined menstrual and non-menstrual pelvic pain, recorded daily and assessed via electronic diary over the last 28 days of treatment on a verbal rating scale (VRS) of 0 (no pain) through 3 (severe pain). The key secondary safety endpoint was the bone mineral density after 24 weeks of treatment assessed with a dual-energy x-ray absorptiometry scan (DXA).

In June 2018, we announced that the EDELWEISS clinical trial successfully met its primary endpoint, a statistically significant difference in patient response rate vs. placebo following 12 weeks of treatment. Observed response rates were 34.5% for placebo, 61.5% for 75mg linzagolix and 56.3% for 200mg linzagolix.

With respect to the dysmenorrhea (DYS), VRS scale, patients receiving a 200 mg dose reported the highest responder rate at 78.9%, compared to a placebo responder rate of 28.5%. Response to doses from 75 mg and above were highly statistically significant. Responder rates for the non-menstrual pelvic pain (NMPP) VRS scale endpoint were statistically significant for the 75 mg dose and the 100 mg dose, and both doses showed comparable responder rates at 58.5% and 61.5% respectively.

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

In general, treatment effects observed at Week 12 at all linzagolix doses were maintained or further improved at Week 24, and generally maintained until Week 52. Treatment with linzagolix demonstrated clinical benefit over a 52-week continuous daily administration in alleviating endometriosis-associated pain symptoms. The greatest benefits were derived by subjects treated at doses of 75 mg and above. Significant reductions in pelvic pain were observed at Week 12 and maintained or increased at Weeks 24 and 52. This long-term treatment with linzagolix showed sustained reductions in dysmenorrhea, non-menstrual pelvic pain, dyspareunia and dyschezia, as well as improvements in quality of life and subject assessment of endometriosis severity.

The key safety endpoint for linzagolix is BMD loss due to suppression of estradiol. In the 75 mg treatment group, the mean BMD loss for lumbar spine at 6 months was -0.798% with the lower boundary of the 95% confidence interval of BMD reduction from baseline to week 24 at -1.57%; therefore, we believe that this dose could be given chronically with an appropriate benefit/risk ratio without the need for ABT. By contrast, in the linzagolix 200 mg group, the mean BMD at lumbar spine decreased by more than -2.5% after 6 months of treatment, which indicates the need for combining the high dose of linzagolix with ABT.

Linzagolix was well-tolerated during long-term administration of up to a year. In line with the therapeutic class and mechanism of action, the most frequently reported related treatment-emergent adverse event (TEAE) was hot flush, which was more frequently reported at the higher doses. Changes in BMD between baseline and Week 52, measured by DXA scan, were consistent with the values observed after 24 weeks of treatment. BMD loss for the linzagolix 75 mg dose was within an acceptable range, whereas the decrease with linzagolix 200/100 mg dose was clinically relevant. Consequently, for confirmatory testing, we are combining the 200 mg dose with estrogen/progestin add-back therapy (E2 1 mg/NETA 0.5 mg) to avoid significant BMD loss during chronic administration.

We believe the BMD results support our plan to pursue further development of two doses of linzagolix for the treatment of endometriosis, including a 75 mg once daily dose without ABT, and a 200 mg once daily dose in combination with ABT. With regards to the titration scheme, although there were some numerical differences between treatment groups, we did not conclude there was sufficient benefit to continue further development, and are instead focused upon fixed dosing of linzagolix.

Ongoing Phase 3 Clinical trials EDELWEISS 2 and EDELWEISS 3 —Endometriosis-Associated Pain

After discussion of the planned Phase 3 trial design with the FDA during an End of Phase 2 meeting in December 2018, we initiated the Phase 3 program in 2019. Our Phase 3 program consists of two clinical trials: EDELWEISS 2 will enroll approximately 450 patients (150 per arm) in the United States and Puerto Rico. EDELWEISS 3 will enroll approximately 450 patients (150 per arm) across sites in the U.S., as well as Canada, Europe and CIS countries. In these two double-blind, placebo-controlled trials, we will evaluate two once daily doses of linzagolix, the 75 mg without ABT and 200 mg with ABT. Patients will report their pain on a daily basis with an electronic diary.

The data will be analyzed at 24 weeks after initial treatment. After the initial 24-week evaluation period, an optional extension study will be proposed to patients. In this extension study, patients receiving placebo will be randomly allocated to either 75 mg without ABT or 200 mg with ABT, whereas patients on active doses of linzagolix will continue on their respective dose. The co-primary endpoint will be a responder analysis of Dysmenorrhea (DYS) and non-menstrual pelvic pain (NMPP) performed after 12-weeks of treatment. After treatment, all patients will be followed for at least an additional 24-week treatment-free period.

Figure 4 below depicts the trial design of the ongoing Phase 3 EDELWEISS 2 and 3 clinical trials:

Figure 4: Design of Phase 3 EDELWEISS 2/3 Clinical Trials

Linzagolix Clinical Development for Heavy Menstrual Bleeding Associated with Uterine Fibroids

We are also developing linzagolix for reduction of heavy menstrual bleeding associated with uterine fibroids in adult women of reproductive age. We believe linzagolix has the potential to provide an alternative to surgery, which is the most common treatment for uterine fibroids.

Completed Phase 2a Trial in Japanese Patients

In a Phase 2a double-blind clinical trial in Japanese patients with endometriosis (Study KLH1202), 50, 100, or 200 mg linzagolix or placebo was orally administered once daily after breakfast for 12 weeks. 57 patients presented with uterine fibroids in addition to endometriosis, which allowed assessment of endpoints relevant to fibroids. In subjects with endometriosis and concomitant uterine fibroids, the 50 mg dose suppressed menstrual bleeding in only 8.3%, the 100 mg dose led to absence of menstrual bleeding in 66.7% of subjects, and in the 200 mg group all subjects reported suppressed menstrual bleeding. Amenorrhea was quickly achieved with patients being most frequently amenorrhoeic in the 200 mg arm and less frequently in the 50 mg arm. However, presence of uterine fibroids impacted the bleeding control and the rapidity of onset; for example, at the 50 mg dose, only roughly 25% of patients were in amenorrhea after approximately 1 month of treatment when concomitant fibroids were present. The 50 mg dose suppressed bleeding in approximately 55% of patients, whereas the 200 mg daily dose of linzagolix suppressed bleeding in approximately 95% of patients. In addition, most patients in the 100 mg and 200 mg groups stopped bleeding within a few weeks of treatment initiation. A dose-dependent reduction in uterine volume was observed in the active treatment arms.

Ongoing Phase 3 Clinical Trials PRIMROSE 1 and PRIMROSE 2 for Heavy Menstrual Bleeding Associated with Uterine Fibroids

Based on the above Phase 2 results and the feedback we received from the FDA in November 2016, we commenced the two PRIMROSE Phase 3 clinical trials in patients with heavy menstrual bleeding associated with uterine fibroids in the first half of 2017. We are assessing the efficacy of both a 100 mg once daily dose and a 200 mg once daily dose of linzagolix both with and without ABT. We believe that the 200 mg dose will require ABT to prevent excessive bone mineral density loss, while the 100mg dose may not necessitate the use of ABT. Both trials have a target enrollment of approximately 500 patients.

Figure 5 below depicts the trial design of the Phase 3 PRIMROSE clinical trials:

Figure 5: Design of Phase 3 PRIMROSE Clinical Trials

The primary endpoint of heavy menstrual bleeding will be measured via two approaches. Patients collect and deliver their used sanitary protection to a central laboratory analysis using a validated alkaline hematin method; this will provide an objective measure of bleeding. In addition, patients report their bleeding status on a daily basis with an electronic diary.

The PRIMROSE clinical trials have a 52-week evaluation period. The primary endpoint is the reduction of menstrual blood loss at week 24, defined as menstrual blood loss of less than 80 mL and equal to or greater than a 50% reduction from baseline. A key safety endpoint will be the bone mineral density after 24 weeks of treatment assessed with DXA. After the 52-week evaluation period, all patients will be followed for an additional 24-week treatment free period.

We announced that the PRIMROSE 2 trial, conducted in the United States and in Europe, completed patient recruitment in December 2018, and the PRIMROSE 1 trial, conducted in the U.S., completed patient recruitment in July 2019.

In December 2019, we announced positive Phase 3 trial results from the PRIMROSE 2 trial. The results were performed by an unblinded statistical team keeping the sponsor and study team still blinded to individual patients. The trial enrolled 535 women heavy uterine bleeding associated with uterine fibroids. The primary endpoint demonstrated a reduction in menstrual blood loss with a responder rate of 93.9% (p < 0.001) for patients receiving 200 mg with ABT, and 56.7% for patients receiving 100 mg without ABT (p < 0.001), compared to 29.4% in the placebo group. Both doses achieved significant rates of amenorrhea (p< 0.001), reduction in pain (p < 0.001), and improvement in quality of life (p < 0.001). Additionally, significant improvement (p< 0.001) in Hb levels, a reduction in number of days of bleeding and reduction in uterine volume were observed. A significant reduction in fibroid volume was also observed for the 200 mg dose with ABT (p = 0.008). The overall safety profile was in line with expectations. The most frequently observed adverse events (occurring in > 5% of patients) were headache, hot flushes, and anemia.  Mean percent change from baseline in BMD was consistent with the previous trials and showed a mean percent change from baseline of -2.1 for the 100 mg group without ABT and -1.3 for the 200 mg group with ABT at the lumbar spine (the site which is the most sensitive to BMD loss).

We expect to report both the primary endpoint results following 24 weeks of treatment from the PRIMROSE 1 trial conducted in the U.S. and Puerto Rico and the 52 weeks of treatment results from PRIMROSE 2 trial in the second quarter of 2020. A MAA submission to the EMA and a NDA submission to the FDA are planned by the fourth quarter of 2020 and the first quarter of 2021 respectively, pending PRIMROSE 1 positive results and feedback from regulatory agencies.

Safety Results of Phase 1, Phase 2a and Ongoing Phase 2b and Phase 3 Clinical Trials

As of February 2020, more than 2,100 subjects have been exposed to linzagolix in completed and ongoing clinical studies and linzagolix has been generally well tolerated.

In the three completed Phase 1 clinical trials (n=177), adverse events were reported with similar frequency in all groups, including the placebo group. No serious adverse events were reported.

In the three completed Phase 2a clinical trials (n=128), almost all of the adverse events were mild. The most common adverse events were abnormal bleeding from the uterus, upper respiratory tract infection, headaches and hot flushes. Most hot flushes were mild, three were moderate in severity and none were severe. No serious adverse events were reported in the KLH1203 trial. A single serious adverse event was observed in each of the KLH1201 and KLH1202 trials and both were determined by the principal investigators to be unrelated to linzagolix.

In the EDELWEISS 1 Phase 2b clinical trial in European and U.S. subjects (n=327), headaches were the most frequently reported TEAE followed by hot flushes. The occurrence of headaches did not show any dose-dependent increase and ranged from 20.2% to 29.8%. The occurrence of hot flushes increased with increasing dose, but their intensity was most often mild to moderate. A dose-dependent decrease in BMD was observed.

In the PRIMROSE 2 trial which is currently still blinded to the sponsor and the study team for individual patients, a BMD decrease in line with previous studies was observed. The most frequently observed adverse events (occurring in > 5% of patients) were headache, hot flushes, and anemia. Overall multiple dose trials, in a very small number of subjects, an increase in transaminase values was observed under treatment, however this increase was generally reversible under treatment and was not associated with any increase in Bilirubin.

OBE022: Our PGF2α Receptor Antagonist for the Treatment of Preterm Labor (GA 24-34 weeks)

We are developing OBE022 as a potential first-in-class, once daily, oral and selective PGF2α, receptor antagonist for the treatment of preterm labor in weeks 24 to 34 of pregnancy. PGF2α is a naturally occurring prostaglandin that acts to induce labor in pregnant women. Through specific antagonism of the PGF2α receptor, OBE022 is designed to control preterm labor by reducing inflammation, decreasing uterine contractions and preventing cervical changes and membrane ruptures. Based on its PK profile and efficacy observed in animal models, we believe OBE022 has the potential to become a first-in-class therapy to suppress premature labor and delay or avoid preterm birth while also being safe for the fetus. In February 2017, we completed a Phase 1 clinical trial assessing the safety, tolerability and PK profile of OBE022 in healthy post-menopausal female volunteers after single doses of 10 mg to 1,300 mg and multiple doses between 100 mg per day and 1,000 mg per day over 7 consecutive days. OBE022 was observed to have a favorable pharmacokinetic profile, no clinically significant food effect, a favorable safety profile and to be well-tolerated at doses up to 1,300 mg after single dose administration and up to 1,000 mg per day after multiple dose administration over 7 days, each of which are above the estimated clinical effective dose. In March 2017, we completed a set of drug-drug interaction, or DDI, Phase 1 clinical pharmacology studies investigating the safety, tolerability and PK profile of OBE022 when combined with magnesium sulfate, atosiban, nifedipine or betamethasone (medications typically used in patients with preterm labor) in pre-menopausal female volunteers. OBE022 in combination with those drugs was observed to have a favorable safety profile and to be well-tolerated up to 1,100 mg per day, which was the highest tested dose. In December 2017, we announced the initiation of our Phase 2a proof-of-concept clinical trial of OBE022 known as PROLONG, which is being conducted in two parts: Part A and Part B. In this trial, OBE022 is orally administered daily for 7 days to pregnant women, who are already receiving standard of care therapy for preterm labor, atosiban infusion for 48 hours. Part A is an open-label trial assessing the safety and pharmacokinetics of OBE022. Part B, is a randomized, double-blind, placebo-controlled, parallel-group trial to assess the efficacy, safety and pharmacokinetics of OBE022. In December 2018, following completion of the open-label Part A and based on the favorable safety and pharmacokinetics results, we announced the initiation of the randomized placebo-controlled Part B of the trial. Part B will enroll up to 120 women at 24-34 weeks gestation. We announced in July 2019 that the trial IDMC completed the unblinded review of data from the first 30 subjects randomized in Part B of the PROLONG trial and recommended to continue the trial without modifications. We announced in January 2020 that the IDMC has completed the unblinded review of data from the first 60 women randomized in Part B of the Phase 2 PROLONG trial and recommended to continue the trial without modifications. At present, final PROLONG trial results in 120 patients are anticipated in the second half of 2020.

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

Figure 6: Weighted Percentages of Tocolytic Agents for Efficacy

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

Preclinical studies have also been conducted to support oral administration of OBE022 in humans. Overall, the toxicological profile of OBE022 observed in repeated-dose toxicity studies in rats and dogs as well as reprotoxicity in rabbits and rats appeared to be benign. We also conducted safety studies to evaluate OBE022 compared to NSAIDs in pregnant rats prior to delivery. In these studies, we observed that the NSAID indomethacin induced, as expected, constriction of the blood vessel connecting the pulmonary artery to the aorta and impaired the renal function in the newborn rats, while OBE022 did not. In addition, we have observed that OBE022 does not inhibit platelet aggregation whereas the NSAIDs were confirmed to significantly inhibit it, which is considered to be a potential risk factor for neonatal tissue hemorrhage, e.g. periventricular brain hemorrhage. Based on the results of these preclinical studies, we believe that OBE022 has the potential to be an effective, safer tocolytic agent for the treatment of preterm labor.

Phase 1 Clinical Trials

We completed a Phase 1 clinical trial assessing the safety, tolerability and PK profile of OBE022 when administered in approximately 70 healthy post-menopausal female volunteers as single and multiple ascending doses at one site in the United Kingdom. As PGF2α is also involved in uterine contractions and the related pain that can occur during normal menstruation in non-pregnant women, we are assessing the feasibility of measuring the ability of OBE022 to reduce the intra-uterine pressure and the pelvic pain scores in healthy female volunteers of child bearing age during menstruation. From the single doses administered of 10 mg to 1,300 mg and multiple doses between 100 mg per day and 1,000 mg per day administered over 7 consecutive days in the completed Phase 1 clinical trial, we observed that pro-drug OBE022 was readily absorbed and rapidly converted into its equally active stable metabolite OBE002. The plasma level of OBE002 increased with increasing doses of OBE022, reaching exposure levels that were anticipated to be clinically relevant within an hour following administration. There was no clinically significant food interaction with peak exposures reduced to 80% and AUC staying bioequivalent. The mean half-life of OBE002 ranged between 8 and 11 hours following administration of a single dose and between 22 to 29 hours after multiple doses (figure 7). Single and multiple administrations of OBE022 were well tolerated at all doses. There have been no serious adverse events and no clinically relevant changes in safety parameters.

Figure 7:

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

Ongoing Phase 2a Clinical Trial (PROLONG) - Acute Preterm Labor

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

The PROLONG Phase 2a trial is being conducted in two parts: Part A and Part B. Part A was an open-label trial of OBE022 administered orally, with a loading dose of 1000 mg, then 500 mg twice a day for 7 days to pregnant women with threatened preterm labor. OBE022 pharmacokinetics and maternal, fetal and infant safety were assessed. Fetal cardiac safety was monitored using Doppler ultrasound. Time to delivery was also measured. 9 patients were included in this part. Eight of the nine patients did not deliver within the 7 days of OBE022 treatment and one patient delivered the day after starting OBE022. OBE022 was observed to be well absorbed from Day 1 to Day 7 and steady-state serum concentrations and pharmacokinetics were comparable to those observed previously in non-pregnant women. OBE022 administration was observed to be well tolerated by the mother and there were no fetal adverse events reported. There were also no clinically significant abnormal findings on Doppler ultrasound including no constrictive effect on the ductus arteriosus. The results were presented at the 66th Annual Scientific Meeting of the Society for Reproductive Investigation from 12th to 16th of March 2019.

In January 2019, based on the favorable safety and pharmacokinetic results we observed in Part A, we announced the initiation of Part B of the PROLONG trial, which is a randomized, double-blind, placebo-controlled, parallel-group trial to assess the efficacy, safety and pharmacokinetics of OBE022. We are planning to enroll up to 120 patients with preterm labor at a gestational age of 24 to 34 weeks. As in Part A, OBE022 or placebo will be administered orally, with 1,000 mg as a starting dose, then 500 mg twice a day for 7 days to women already receiving atosiban infusion for 48 hours.

We announced in July 2019 that the trial IDMC completed the unblinded review of data from the first 30 subjects randomized in Part B of the PROLONG trial and recommended to continue the trial without modifications. We announced in January 2020 that the IDMC completed the unblinded review of data from the first 60 women randomized in Part B of the Phase 2 PROLONG trial and recommended to continue the trial without modifications. At present, final PROLONG trial results in 120 patients are anticipated in the second half of 2020.

Nolasiban in IVF

Nolasiban is an oral oxytocin receptor antagonist that is designed to improve clinical pregnancy and live birth rates in women undergoing embryo transfer following IVF, including intracytoplasmic sperm injection, or ICSI. We believe nolasiban improves uterine receptivity by decreasing uterine contractions, improving uterine blood flow and enhancing the receptivity of the endometrium to embryo implantation. We in-licensed nolasiban from Merck Serono, which had previously completed preclinical studies and Phase 1 clinical trials in 103 healthy female volunteers that evaluated the safety and PK profile of nolasiban.

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

The nolasiban clinical development program

We previously conducted a Phase 3 clinical development program for nolasiban to evaluate its potential to improve clinical pregnancy and live birth rates for women undergoing IVF. In 2018, we completed a Phase 3 clinical trial in Europe, which we refer to as IMPLANT 2. This was a Phase 3 trial in women undergoing Day 3 (D3, n=388) and Day 5 (D5, n=390) fresh single embryo transfer (SET) following IVF. 778 subjects were randomized from 41 fertility clinics in Europe. 900 mg of nolasiban or placebo was administered as a single dose 4 hours before ET. The primary endpoint was ongoing pregnancy rate (confirmed by ultrasound observation of one gestational sac and at least one positive fetal heartbeat) at 10 weeks after ET. Results from this trial demonstrated the efficacy of 900 mg dose on ongoing pregnancy and live birth rate as well as its similar safety profile to placebo.

There was a statistically significant 25% relative increase in ongoing pregnancy rate in the nolasiban 900 mg group compared to placebo (nolasiban 900 mg 35.6%, placebo 28.5%; p=0.031) in the pooled D3/D5 group. There was also a statistically significant 32% relative increase in the ongoing pregnancy rate in the D5 sub-group (placebo 34.7%, nolasiban 900 mg 45.9%; p=0.034). There was no significant increase in the D3 sub-group (placebo 22.2%, nolasiban 900 mg 25.3%; p=0.477). However, the interaction term between the factors treatment and day of ET was not significant (p=0.518), and therefore, there is no conclusive evidence that the nolasiban treatment effect was different following D3 or D5 SET. Relative increases in live birth rates with nolasiban were 26% in the pooled D3/D5 group. The live birth rate in women undergoing Day 5 ET was 44.8% for those receiving nolasiban vs. 33.2% for those receiving placebo (p value = 0.025), a 35% relative increase. Serum pregnancy and clinical pregnancy rates at 6 week post-ET followed a similar pattern to the ongoing pregnancy rates. Miscarriage rates (any pregnancy loss up to Week 10 post-ET after a positive serum pregnancy test at Week 2) were numerically higher in the placebo group compared to the nolasiban group (no significance testing was performed for this endpoint). In the pooled D3/5 population, there were 37 (21%) pregnancy losses in the nolasiban group compared to 44 (28%) in the placebo group.

Furthermore, the safety profile was similar to placebo, and the multiple pregnancy rate was less than 5%. At the 6-month infant follow-up, developmental outcomes showed no notable differences between the nolasiban and placebo groups in terms of ASQ-3 domain scores

Based on feedback received in the third quarter of 2018 from regulatory authorities in Europe on our nolasiban development program, we initiated in November 2018 an additional Phase 3 trial primarily in Europe, with some additional sites in Canada and Russia, also known as the IMPLANT 4 trial. In June 2019, we announced completion of patient recruitment in the IMPLANT 4 trial. In addition, we announced the clearance of our investigational new drug (IND) in October 2019 for the U.S. Phase 3 clinical trial of nolasiban, known as IMPLANT 3.

In November 2019, we announced that the IMPLANT 4 trial did not meet the primary endpoint of an increase in ongoing pregnancy rate at 10 weeks, (39.1 % placebo vs 40.5 % nolasiban) (p = 0.745). As these results did not confirm the prior positive Phase 3 IMPLANT 2 trial findings, we have discontinued our previously ongoing development of nolasiban for IVF, and are exploring potential repositioning of the compound, such as through higher dose levels and earlier and longer exposure of nolasiban, as well as focusing on subjects with a high uterus contraction rate at the time of ET. In connection with this potential repositioning, in January 2020, we and Hangzhou Yuyuan BioScience Technology Co., Ltd. (Yuyuan) entered into a sublicense agreement to develop and commercialize nolasiban for improving clinical pregnancy and live birth rates in women undergoing embryo transfer as part of an IVF cycle in the People's Republic of China (PRC). Under the terms of the agreement, Yuyuan has the exclusive rights to develop and commercialize nolasiban in the PRC. They will fund all development and registration activities in the PRC, starting with the obligation to fund and conduct a Phase 1 trial and a Phase 2 proof-of-concept trial in China. We and Yuyuan will collaborate on the global development of nolasiban. We retain all rights to the product outside of PRC.

Commercialization

We have not yet established a sales, marketing or product distribution infrastructure. In order to commercialize any of our product candidates if approved for commercial sale, we must either establish a sales and marketing organization with technical expertise and supporting distribution capabilities or collaborate with third-parties that have sales and marketing experience. For example, in January 2020, we announced our entrance into a sublicense agreement with Yuyuan to develop and commercialize nolasiban for improving clinical pregnancy and live birth rates in women undergoing embryo transfer following IVF in the PRC. Under the terms of the sublicense agreement, Yuyuan has the exclusive rights to develop and commercialize nolasiban in the PRC. We are also exploring various alternatives for the future potential commercialization of linzagolix, including through a collaboration with a third party. As we move our product candidates through development toward regulatory approval we will evaluate several options for each product candidate’s commercialization strategy. These options include building our own internal sales force, entering into a joint marketing partnership with another pharmaceutical or biotechnology company, or out-licensing the product to another pharmaceutical or biotechnology company.

Manufacturing

We rely on CMOs to produce our product candidates in accordance with the FDA’s cGMP regulations for use in our clinical trials. The manufacture of pharmaceuticals is subject to extensive cGMP regulations, which impose various procedural and documentation requirements and govern all areas of record keeping, production processes and controls, personnel and quality control. Replacement of any of our CMOs would require us to qualify new manufacturers and negotiate and execute contractual agreements with them. If any of our supply or service agreements with our CMOs are terminated, we will experience delays and additional expenses in the completion of the development of and obtaining regulatory approval for linzagolix, OBE022 and nolasiban.

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

With respect to linzagolix, in 2018 the first compound from the oral gonadotropin-releasing hormone, or GnRH, receptor antagonist class received regulatory approval in the United States for the treatment of pain associated with endometriosis. AbbVie Inc. has been commercializing elagolix, brand named Orilissa, in the United States since August 2018, and submitted a regulatory application for its uterine fibroids indication in August 2019. We are aware of relugolix (Myovant Sciences, Inc), another oral GnRH receptor antagonist product candidate being developed in Phase 3 clinical trials for the endometriosis and uterine fibroids indications. In 2019, Myovant reported positive 6-month results for the two Phase 3 trials in the fibroid indication (LIBERTY 1 and 2) and stated it would file a MAA and a NDA on the basis of 52-week treatment data in the first quarter of 2020 and in April 2020, respectively. We also anticipate competing with GnRH receptor agonists, including Lupron (leuprolide acetate), marketed by AbbVie Inc. and Takeda Pharmaceuticals, Visanne (dienogest), which is approved for the treatment of endometriosis outside the United States and is marketed by Bayer. Ulipristal acetate, a Selective Progesterone Receptor Modulator (or SPRM) which is approved for the treatment of moderate-to-severe symptoms of uterine fibroids outside the United States and is marketed by Gedeon Richter in Europe and other regions, and by Allergan in Canada. Severe label restrictions regarding usage of Ulipristal acetate were added in 2018 due to post marketing liver safety issues. Allergan had submitted an NDA for ulipristal acetate but disclosed receipt of a complete response letter (CRL) from the FDA in August 2018 indicating that the NDA was not approvable in its current form and requesting additional information. Recently, Bayer Schering which was conducting an exhaustive clinical development program for Vilaprisan for the treatment of uterine fibroids and endometriosis, announced that it would be stopping its development activities. In addition, oral contraceptives and nonsteroidal anti-inflammatory drugs, or NSAIDs, are routinely used as a first-line therapy for the treatment of symptoms associated with endometriosis and uterine fibroids and have a meaningful success rate at mitigating the symptoms associated with these conditions.

With respect to OBE022, Tractotile (atosiban) is approved to delay preterm birth outside of the United States, and we anticipate potential competition as a single agent, if not used in combination with OBE022, given their different mechanisms of action. In terms of clinical development, it is our understanding that GlaxoSmithKline terminated the in-house development of retosiban, an oxytocin receptor antagonist, designed to delay preterm birth. Currently available prostaglandin synthesis inhibitors, such as NSAIDs may also represent competitive therapies, some of which may be used off-label as standard of care, despite risk of serious side effects for the neonates. Makena, which is registered in the USA for preventing preterm delivery in high risk patients is seen as a complement rather than a competitor for OBE022, due to its mechanism of action and regimen of administration (bi-weekly administration to be initiated between week 16 and 20 of gestation). A recent FDA Advisory Committee voted 9 to 7 for withdrawal of the approval of Makena, given negative results from a required post-approval study. Seven committee members voted to keep Makena on the market with requirement for an additional trial.

With respect to nolasiban, there are no other oxytocin receptor antagonists approved either for oral administration or for use in connection with IVF. However, it is our understanding that Ferring Pharmaceuticals Inc. has barusiban in its development pipeline, an oxytocin receptor antagonist, to be administered subcutaneously, that may be developed for use in connection with IVF. Nevertheless, to our knowledge, no new clinical trial activity has been publicly announced since completion of a Phase 2 in 2015. Ferring Pharmaceuticals’ atosiban, an oxytocin receptor antagonist, to be administered by continuous infusion, has been used off-label in investigator-initiated trials in connection with IVF outside the United States.

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

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than linzagolix, OBE022, nolasiban or any other product candidate that we may develop. Our competitors also may obtain FDA or other regulatory approval for their product candidates more rapidly than we may obtain approval for our product candidates, which could result in our competitors establishing a strong market position before we are able to enter the market. Any new product that competes with an approved product must demonstrate compelling advantages in efficacy, convenience, tolerability and safety in order to overcome price competition and to be commercially successful.

In addition, established biopharmaceutical companies may invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make linzagolix, OBE022, nolasiban or any of our future product candidates less competitive.

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

As of December 31, 2019, our patent portfolio as it pertains to certain of our product candidates included:

•

five United States (U.S.) patents, projected to expire between 2034 and 2035, five U.S. patent applications, which, if granted, project to expire between 2034 and 2040, as well as corresponding patents and patent applications internationally, directed to nolasiban as a composition of matter and uses of nolasiban in assisted reproductive technology;

•

three U.S. patent applications, which, if granted, project to expire between 2037 and 2040, as well as corresponding patent applications internationally, directed to compositions of matter containing OBE022 and uses of OBE022 for the treatment of preterm labor;

•

four U.S. patent applications, which, if granted, project to expire between 2038 and 2040, as well as corresponding patent applications internationally, directed to uses of linzagolix for the treatment of sex hormone-dependent diseases; and

•	two PCT applications, which, if granted in the U.S., project to expire in 2039, directed to uses of linzagolix for the treatment of sex hormone-dependent diseases.

As of December 31, 2019, our in-licensed patent portfolio as it pertains to certain of our product candidates included:

•	one U.S. patent, projected to expire in 2023, as well as corresponding patents and patent applications internationally, directed to nolasiban as a composition of matter;
•

four U.S. patents, projected to expire between 2024 and 2036, one U.S. patent application, which, if granted, projects to expire in 2036, as well as corresponding patents and patent applications internationally, directed to OBE022 as a composition of matter and uses of OBE022 for the treatment of preterm labor; and

•

three U.S. patents, projected to expire between 2030 and 2032, two U.S. patent applications, which, if granted, project to expire between 2031 and 2037, as well as corresponding patents and patent applications internationally outside of specified Asian countries, directed to linzagolix as a composition of matter and uses of linzagolix for the treatment of sex hormone-dependent diseases.

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

License and Supply Agreement with Kissei

In November 2015, we entered into a license and supply agreement, or the Kissei license and supply agreement, with Kissei. Pursuant to the Kissei license and supply agreement we received an exclusive license to develop, manufacture and commercialize products, or the Product, containing the compounds which is a specified GnRH antagonist and covered by certain licensed patent rights, or the Compound, throughout the world except for specified Asian countries and we arranged to exclusively acquire from Kissei the material necessary to produce linzagolix. Under the Kissei license and supply agreement, we are developing linzagolix for the treatment of HMB associated with uterine fibroids and pain associated with endometriosis. The agreement also establishes a joint development committee, and upon the filing of regulatory approval, a joint marketing committee, each of which shall be composed of an equal number of representatives for each party, which will exchange information and monitor progress in the development and marketing of the Product, respectively. We must use commercially reasonable efforts to develop, manufacture and commercialize the Compound and the Product. We and Kissei will share development data and regulatory filings from our respective territories with one another. Further, we granted Kissei an exclusive license under any of our know-how and patents related to inventions or improvements resulting from our activities under the Kissei license and supply agreement, for Kissei to use in exploiting the Compound and the Product in their retained territory.

In consideration for the license, we made an initial $10.0 million upfront payment. We also made two payment of $5.0 million each to Kissei in 2017 and 2019 related to our commencement of the PRIMROSE and EDELWEISS Phase 3 clinical trials in the uterine fibroid and endometriosis indications, respectively. In addition, we have agreed to make additional aggregate milestone payments of up to $53.0 million upon the achievement of specified developmental milestones, such as the initiation of clinical trials and receipt of regulatory approvals. With respect to any Product we commercialize under the Kissei license and supply agreement, we have agreed to make additional aggregate milestone payments of up to $125.0 million to Kissei upon the achievement of specified commercial milestones.

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

Sublicense Agreement with Yuyuan

In January 2020, we entered into a sublicense agreement, or the 2020 sublicense agreement, with Hangzhou Yuyuan BioScience Technology Co., Ltd., or Yuyuan, pursuant to which we granted to Yuyuan an exclusive sublicense under certain of our patents, trademarks and know-how to use, register, import, develop, market, promote, distribute, offer for sale and commercialize nolasiban for use in humans in the People’s Republic of China, including Hong Kong and Macau. Yuyuan will be responsible for the continued development of nolasiban in China at its sole cost, and is required to use commercially reasonable efforts to develop the product in accordance with certain development milestones. Yuyuan will be responsible for commercialization of nolasiban in China at its sole cost. We are obligated to supply Yuyuan with its clinical and commercial requirements of the product at cost. Yuyuan has agreed to not develop, market or sell any oxytocin receptor antagonist other than nolasiban during the term of the 2020 sublicense agreement. The development and commercialization activities for nolasiban will be governed by a joint development committee and joint commercialization committee, respectively, with each party having final decision making authority for its territory. In consideration for entering into the 2020 sublicense agreement, Yuyuan has agreed to make aggregate milestone payments of up to $17.0 million upon the achievement of specified development, regulatory and first sales milestones and aggregate milestone payments of up to $115.0 million upon the achievement of additional, tiered sales milestones. In addition, Yuyuan has agreed to pay tiered royalties on net sales at percentages ranging from high-single digit to low-second decile, subject to specified reductions, until the later of the expiration of the last valid claim covering the product in China and ten years from the first commercial sale of the product in China.

We have the first right to file, prosecute and maintain the licensed patents in China. In the event that we do not elect to file, prosecute or maintain a licensed patent in China, Yuyuan will have the right to request an assignment of such patent, in which event, Yuyuan would be responsible for further filing, prosecution and maintenance. We have the first right to enforce licensed patents in China. Subject to the consent of our licensor of the licensed patents, Yuyuan will have a back-up right to enforce licensed patents in China. The 2020 sublicense agreement expires on the date of expiration of all royalty obligations.  The 2020 sublicense agreement is subject to earlier termination by either party upon an uncured material breach of the 2020 sublicense agreement by the other party or an unresolved force majeure event. Yuyuan may terminate the agreement upon specified written notice in the event that certain clinical results are negative. Additionally, we may terminate the agreement if Yuyuan fails to make certain payments in a timely manner, if Yuyuan is acquired by a party with a competing product, if Yuyuan fails to achieve first commercial sale within a specified timeframe after approval, and in the event that Yuyuan challenges the validity, enforceability or patentability of the licensed patents.

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
•

new requirements under the federal Physician Payments Sunshine Act for drug manufacturers to report information related to payments and other transfers of value made to physicians, as defined by such law, and teaching hospitals as well as ownership or investment interests held by physicians and their immediate family members;

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

There remain judicial and Congressional challenges to certain aspects of the ACA, as well as efforts by the Trump administration to repeal or replace certain aspects of the ACA. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the ACA have been signed into law. Legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act, or Tax Act, includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. In addition, the 2020 federal spending package permanently eliminates, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. The Bipartisan Budget Act of 2018, or the BBA, among other things, amended the ACA, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”. In December 2018, CMS published a new final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. It is unclear how this decision, future decisions, subsequent appeals, and other efforts to repeal and replace the ACA will impact the ACA.

In addition, other federal health reform measures have been proposed and adopted in the United States since the ACA was enacted. For example, as a result of the Budget Control Act of 2011, providers are subject to Medicare payment reductions of 2% per fiscal year, which, due to subsequent legislation, including the BBA, will remain in effect through 2029 unless additional Congressional action is taken.

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

At the federal level, the Trump administration’s budget proposal for fiscal year 2020 contains further drug price control measures that could be enacted during the 2020 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Additionally, the Trump administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. The U.S. Department of Health and Human Services, or HHS, has solicited feedback on some of these measures and has implemented others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage plans the option to use step therapy for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019. While a number of these and other measures may require additional authorization to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, individual states in the United States have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs.

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

The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription products. By way of example, the ACA contains provisions that may reduce the profitability of products, including, for example, increased rebates for products sold to Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, the Medicare Access and CHIP Reauthorization Act of 2015 ended the use of the statutory formula, also referred to as the Sustainable Growth Rate, for clinician payment and established a quality payment incentive program, also referred to as the Quality Payment Program. This program provides clinicians with two ways to participate, including through the Advanced Alternative Payment Models, or APMs, and the Merit-based Incentive Payment System, or MIPS.  In November 2019, CMS issued a final rule finalizing the changes to the Quality Payment Program. At this time, it is unclear how the introduction of the Quality Payment Program will impact overall physician reimbursement under the Medicare program. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors.

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

Sales and Marketing

Numerous regulatory authorities in addition to the FDA, including, in the United States, CMS, other divisions of HHS, the U.S. Department of Justice, and similar foreign, state, and local government authorities, regulate sales, promotion and other activities of prescription drug manufacturers. As described above, the FDA regulates all advertising and promotion activities for products under its jurisdiction both prior to and after approval. Only those claims relating to safety and efficacy that the FDA has approved may be used in labeling. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those we tested and the FDA approved. Such off-label uses are common across medical specialties, and often reflect a physician’s belief that the off-label use is the best treatment for the patients. The FDA does not regulate the behavior of physicians in their choice of treatments, but FDA regulations do impose stringent restrictions on manufacturers’ communications regarding off-label uses. If we do not comply with applicable FDA requirements we may face adverse publicity, enforcement action by the FDA, corrective advertising, consent decrees and the full range of civil and criminal penalties available to the FDA. Promotion of off-label uses of products can also implicate the false claims laws described below.

In the United States, clinical research, sales, marketing and scientific/educational programs must also comply with various federal and state laws pertaining to healthcare “fraud and abuse,” including anti-kickback laws and false claims laws. Anti-kickback laws including, without limitation, the federal Anti-Kickback Statute that applies to items and services reimbursable under governmental healthcare programs such as Medicare and Medicaid, makes it illegal for a prescription drug manufacturer to solicit, offer, receive, or pay any remuneration in exchange for, or to induce, the referral of business, including the purchase or prescription of a particular product. Due to the breadth of the statutory provisions and the narrowness of statutory exceptions and regulatory safe harbors available, it is possible that our practices might be challenged under the federal Anti-Kickback Statute or similar laws. Moreover, recent healthcare reform legislation has strengthened these laws. For example, the ACA, among other things, amended the intent requirement of the federal Anti-Kickback Statute and criminal healthcare fraud statutes to clarify that a person or entity does not need to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, the ACA clarifies that the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. In addition, the U.S. federal government and private individuals, on behalf of the U.S. federal government, can bring similar actions under the federal civil False Claims Act. False claims laws, including, without limitation, the federal civil False Claims Act, prohibit anyone from knowingly and willingly presenting, or causing to be presented for payment, to third-party payors (including Medicare and Medicaid) claims for reimbursed products or services that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. Our activities relating to the sale and marketing of our products may be subject to scrutiny under these laws, as well as civil monetary penalties laws and the criminal healthcare fraud provisions enacted as part of the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA. Violations of fraud and abuse laws may be punishable by criminal, civil and administrative sanctions, including significant fines and civil monetary penalties, the possibility of exclusion from federal healthcare programs (including Medicare and Medicaid), disgorgement, imprisonment, and corporate integrity agreements, which impose, among other things, rigorous operational and monitoring requirements on companies. Similar sanctions and penalties, as well as imprisonment, also can be imposed upon executive officers and employees, including criminal sanctions against executive officers under the so-called “responsible corporate officer” doctrine, even in situations where the executive officer did not intend to violate the law and was unaware of any wrongdoing.

Given the significant penalties and fines that can be imposed on companies and individuals if convicted, allegations of such violations often result in settlements even if the company or individual being investigated admits no wrongdoing. Settlements often include significant civil sanctions, including fines and civil monetary penalties, and corporate integrity agreements. If the government were to allege or convict us or our executive officers of violating these laws, our business could be harmed. Our activities could be subject to challenge for the reasons discussed above and due to the broad scope of these laws and the increasing attention being given to them by law enforcement authorities. Other healthcare laws that may affect our ability to operate include HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their implementing regulations, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information; and the federal Physician Payments Sunshine Act, which requires certain manufacturers of products, devices, biologics, and medical supplies to report annually to CMS information related to payments and other transfers of value to physicians, as defined by such law, and teaching hospitals, and ownership and investment interests held by physicians and their immediate family members.

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

C. Organizational Structure.

The following diagram illustrates our corporate structure:

D. Property, Plants and Equipment.

Our principal executive offices are located at Chemin des Aulx, 12, 1228 Plan-les-Ouates, Geneva, Switzerland, where we lease an approximately 1,000 square meter facility. We also have offices in Boston, Massachusetts, for our U.S. subsidiary, ObsEva USA Inc.. We believe that our current facilities are suitable and adequate to meet our current needs. If we need to add new facilities or expand existing facilities as we add employees, we believe that suitable additional space will be available to accommodate any such expansion of our operations.

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

We are developing linzagolix as a novel, oral gonadotropin releasing hormone, or GnRH, receptor antagonist, for the treatment of pain associated with endometriosis and HMB associated with uterine fibroids in pre-menopausal women. Aimed at addressing the need of the largest possible population in each indication, our clinical trials for both of these indications are designed to assess and potentially support the registration of two regimens of administrations for linzagolix i.e. (i) a moderate dose of linzagolix without hormonal ABT and (ii) a high dose of linzagolix with hormonal ABT.

After an End of Phase 2 meeting with the FDA in December 2018, we announced the initiation of the EDELWEISS 2 and EDELWEISS 3 Phase 3 clinical trials in May 2019. These Phase 3 trials will each enroll approximately 450 patients with endometriosis associated pain, with a co-primary endpoint of patients’ response on both dysmenorrhea (menstrual pain) and non-menstrual pain. Both trials include a 75 mg once daily dose without hormonal ABT option, and a 200 mg once daily dose in combination with ABT (1mg E2 / 0.5mg NETA) option.

In addition, we are conducting two Phase 3 clinical trials of linzagolix in patients with HMB associated with uterine fibroids, the PRIMROSE 1 (conducted in the US) and PRIMROSE 2 (conducted in Europe and in the US) clinical trials. We expect to report both the primary endpoint results following 24 weeks of treatment from the PRIMROSE 1 trial conducted in the U.S. and the 52 weeks of treatment results from PRIMROSE 2 trial in the second quarter of 2020. A MAA submission to the EMA and a NDA submission to the FDA are planned by the fourth quarter of 2020 and the first quarter of 2021 respectively, pending PRIMROSE 1 positive results and feedback from regulatory agencies.

In addition, we are developing OBE022, an oral and selective prostaglandin F2α receptor antagonist, for preterm labor in weeks 24 to 34 of pregnancy. In December 2017, we announced the initiation of our Phase 2a proof-of-concept clinical trial of OBE022 known as PROLONG which is being conducted in two parts: Part A and Part B. Part A is an open-label trial assessing the safety and pharmacokinetics of OBE022 in pregnant women, who were already receiving standard of care therapy for preterm labour, atosiban infusion. Part B, is a randomized, double-blind, placebo-controlled, parallel-group trial to assess the efficacy, safety and pharmacokinetics of OBE022. In December 2018, following completion of the open-label Part A and based on the favorable safety and pharmacokinetics results, we announced the initiation of the randomized placebo-controlled Part B of the trial. Part B will enroll up to 120 women at 24-34 weeks gestation who are experiencing preterm labor symptom. We announced in July 2019 that the trial Independent Data Monitoring Committee (IDMC) completed the unblinded review of data from the first 30 subjects randomized in Part B of the PROLONG trial and recommended to continue the trial without modifications. We announced in January 2020 that IDMC has completed the unblinded review of data from the first 60 women randomized in Part B of the Phase 2 PROLONG trial and recommended to continue the trial without modifications. At present, final PROLONG trial results in 120 patients are anticipated in the second half of 2020.

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

Based on feedback received in the third quarter of 2018 from regulatory authorities in Europe on our nolasiban development program, we initiated in November 2018 an additional Phase 3 trial primarily in Europe, with some additional sites in Canada and Russia, also known as the IMPLANT 4 trial. In June 2019, we announced completion of patient recruitment in the IMPLANT 4 trial. In addition, we announced the clearance of our investigational new drug (IND) in October 2019 for the U.S. Phase 3 clinical trial of nolasiban, known as IMPLANT 3.

In November 2019, we announced that the IMPLANT 4 trial did not meet the primary endpoint of an increase in ongoing pregnancy rate at 10 weeks, (39.1 % placebo vs 40.5 % nolasiban) (p = 0.745). As these results did not confirm the prior positive Phase 3 IMPLANT 2 trial findings, we have discontinued our previously ongoing development of nolasiban for IVF, and are exploring potential repositioning of the compound, such as through higher dose levels and earlier and longer exposure of nolasiban, as well as focusing on subjects with a high uterus contraction rate at the time of ET. In connection with this potential repositioning, in January 2020, we and Hangzhou Yuyuan BioScience Technology Co., Ltd. (Yuyuan) entered into a sublicense agreement to develop and commercialize nolasiban for improving clinical pregnancy and live birth rates in women undergoing embryo transfer as part of an IVF cycle in the People's Republic of China (PRC). Under the terms of the agreement, Yuyuan has the exclusive rights to develop and commercialize nolasiban in the PRC. They will fund all development and registration activities in the PRC, starting with the obligation to fund and conduct a Phase 1 trial and a Phase 2 proof-of-concept trial in China. We and Yuyuan will collaborate on the global development of nolasiban. We retain all rights to the product outside of PRC.

We were founded in November 2012 and our operations to date have included organizing and staffing our company, raising capital, in-licensing rights to linzagolix, OBE022 and nolasiban and conducting nonclinical studies and clinical trials. To date, we have not generated any revenue from product sales as none of our product candidates have been approved for commercialization. We have historically financed our operations mostly through the sale of equity. To date, we have raised an aggregate of $334.2 million of net proceeds, including $88.5 million of net proceeds from our initial public offering in January 2017, $56.3 million of net proceeds from our private placement with institutional investors in October 2017, and $72.4 million in net proceeds from our underwritten public offering in June 2018. In addition, during 2018 and 2019, we sold treasury shares from our “at the market” (ATM) program, generating net proceeds of $22.9 million. In August 2019, we borrowed $25.0 million under our $75.0 million senior secured term loan credit facility with Oxford Finance LLC.

We have never been profitable and have incurred significant net losses in each period since our inception. Our net losses were $108.8 million, $76.7 million and $66.9 million for the years ended December 31, 2019, 2018 and 2017, respectively. As of December 31, 2019, we had accumulated losses of $328.0 million, out of which $30.6 million were offset with share premium. This reclassification transaction had no impact on total equity. We expect to continue to incur significant expenses and operating losses for the foreseeable future. We used $90.6 million and $63.9 million of cash in operations in 2019 and 2018, respectively, and we anticipate that our expenses will remain significant in connection with our ongoing activities as we:

•

continue to invest in the clinical development of our product candidates and specifically in connection with our ongoing EDELWEISS 2 and 3, PRIMROSE 1 and 2, and PROLONG clinical trials, and any additional clinical trials, nonclinical studies and pre-commercial activities that we may conduct for product candidates;

•	hire additional research and development, and general and administrative personnel;
•	maintain, expand and protect our intellectual property portfolio;
•	identify and in-license or acquire additional product candidates;
•	prepare for the commercialization of certain product candidates, and
•	continue to incur additional costs associated with operating as a public company.

We will need substantial additional funding to support our operating activities as we advance our product candidates through clinical development, seek regulatory approval and prepare for and invest in future commercialization of these candidates, if approved. Adequate funding may not be available to us on acceptable terms, or at all. We are also exploring various alternatives for the future potential commercialization of linzagolix, including through a collaboration with a third party.

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

In consideration for the license, we made an initial $10.0 million upfront payment. In addition, we agreed to make aggregate milestone payments of up to $63.0 million upon the achievement of specified developmental milestones, such as the initiation of clinical trials and receipt of regulatory approvals. In connection with the initiations of the Phase 3 clinical programs for linzagolix in uterine fibroids in 2017 and endometriosis in 2019, two $5.0 million milestones were paid. With respect to any products we commercialize under the Kissei license and supply agreement, we agreed to make further payments of up to an additional $125.0 million to Kissei upon the achievement of specified commercial milestones.

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

In January 2020, we entered into a sublicense agreement, or the 2020 sublicense agreement, with Hangzhou Yuyuan BioScience Technology Co., Ltd., or Yuyuan, pursuant to which we granted to Yuyuan an exclusive sublicense under certain of our patents, trademarks and know-how to use, register, import, develop, market, promote, distribute, offer for sale and commercialize nolasiban for use in humans in the People’s Republic of China, including Hong Kong and Macau. In consideration for entering into the 2020 sublicense agreement, Yuyuan has agreed to make aggregate milestone payments of up to $17.0 million upon the achievement of specified development, regulatory and first sales milestones and aggregate milestone payments of up to $115.0 million upon the achievement of additional, tiered sales milestones. In addition, Yuyuan has agreed to pay tiered royalties on net sales at percentages ranging from high-single digit to low-second decile, subject to specified reductions, until the later of the expiration of the last valid claim covering the product in China and ten years from the first commercial sale of the product in China.

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

From inception through December 31, 2019, we have incurred $260.6 million in research and development expenses to advance the development of our product candidates. The following table provides a breakdown of our outsourced research and development expenses that are directly attributable to the specified product candidates for the years ended December 31, 2019, 2018 and 2017, respectively.

	Year Ended December 31,
	2019	2018	2017
	(in thousands)
Linzagolix	$(51,489)	$(39,315)	$(32,166)
Nolasiban	(17,205)	(7,515)	(8,873)
OBE022	(2,434)	(2,502)	(2,178)
Total outsourced research and development expenses	$(71,128)	$(49,332)	$(43,217)

We expect our research and development expenses will remain significant for the foreseeable future as we seek to advance the development of our product candidates through clinical trials and potentially toward regulatory submissions. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of our product candidates. We are also unable to predict when, if ever, material net cash inflows will commence from sales of our product candidates. This is due to the numerous risks and uncertainties associated with developing such product candidates, including:

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

We anticipate that our general and administrative expenses will remain significant in the future to support continued research and development activities. We also anticipate that we will keep spending material accounting, audit, legal, regulatory and compliance costs, as well as investor and public relations expenses, associated with operating as a public company.

Finance Result, Net

Finance result, net, consists mainly of foreign exchange loss and gain, as well as interest expense associated with our lease liabilities and debt instruments.

Taxation

We are subject to corporate taxation in Switzerland, Ireland and the United States.

In 2015, the Canton of Geneva granted us a ten-year tax holiday for all income and capital taxes on a communal and cantonal level commencing in fiscal year 2013 and valid through to 2022, subject to our Swiss domiciliation and compliance with certain reporting provisions. We remain subject to Swiss federal income tax on our profits after tax but have only incurred net losses since our inception. We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset such losses carried forward against future taxes. As of December 31, 2019, we had tax loss carryforwards totaling $287.6 million. We do not believe it is probable that we will generate sufficient profits to avail ourselves of these tax loss carryforwards.

Our Irish subsidiary had no activity in 2018 and 2019 and our U.S. subsidiary, as a service organization to the group under cost plus arrangement, was the only entity to generate income tax expenses for the year ended December 31, 2019.

A. Operating Results

Analysis of Results of Operations

The following table sets forth our selected consolidated statements of operations data for the periods indicated:

	Year Ended December 31,
	2019	2018	2017
	(in thousands)
Consolidated Statements of Operations Data:
Operating income other than revenue	$16	$15	$16
Operating expenses:
Research and development expenses	(88,053)	(62,872)	(54,912)
General and administrative expenses	(19,058)	(14,297)	(12,568)
Total operating expenses	(107,111)	(77,169)	(67,480)
Finance result, net	(1,628)	393	589
Income tax (expense) / benefit	(67)	45	(51)
Net loss	$(108,790)	$(76,716)	$(66,926)

The following discussion includes the changes in the results of our operations for the years ended December 31, 2019 and 2018. A discussion of the changes in our results of operations for the years ended December 31, 2018 and 2017 has been omitted from this Annual Report on Form 20-F but may be found in “Item 5.A. Operating Results—Years Ended December 31, 2018 and 2017” in our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the U.S. Securities and Exchange Commission, or SEC, on March 5, 2019.

Years Ended December 31, 2019 and 2018

Operating Expenses

Research and Development Expenses

	Year Ended December 31,
	2019	2018
	(in thousands)
	(unaudited)
Research and development expenses by product candidate
Linzagolix	$(51,489)	$(39,315)
Nolasiban	(17,205)	(7,515)
OBE022	(2,434)	(2,502)
Unallocated expenses
Staff costs	(13,817)	(11,001)
Other research and development costs	(3,108)	(2,539)
Total research and development expenses	$(88,053)	$(62,872)

Research and development expenses increased by $25.2 million in 2019 compared to 2018 primarily due to our linzagolix program, including the initiation of our Phase 3 clinical trials in endometriosis that resulted in $12.8 million additional costs compared to 2018. We also incurred $9.7 million in additional costs in connection with our nolasiban program, compared to 2018 as a result of our IMPLANT 4 clinical trial that we conducted in 2019. Staff costs and other research and development costs also contributed to the overall increase, primarily due to additional headcounts.

General and Administrative Expenses

	Year Ended December 31,
	2019	2018
	(in thousands)
	(unaudited)
Staff costs	$(10,740)	$(8,536)
Professional fees	(5,734)	(3,739)
Other general and administrative costs	(2,584)	(2,022)
Total general and administrative expenses	$(19,058)	$(14,297)

General and administrative expenses increased by $4.8 million in 2019 compared to 2018 primarily due to increased staff costs of $2.2 million associated with new commercial headcount, and increased professional fees of $1.9 million mainly associated with pre-commercial activities.

Finance Result, Net

	Year Ended December 31,
	2019	2018
	(in thousands)
Foreign exchange (loss) / gain	$(442)	$393
Interest expense	(1,186)	—
Finance result, net	$(1,628)	$393

Finance result, net, in 2019 and 2018 primarily consisted of foreign exchange gains and losses, as well as interest expense associated with our lease liabilities and debt instruments in 2019.

Years ended December 31, 2018 and 2017

See our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 5, 2019, “Item 5.A. Operating Results—Years Ended December 31, 2018 and 2017” for the comparison discussion between the years ended December 31, 2018 and 2017.

B. Liquidity and Capital Resources

Since our inception, we have not generated any revenue and have incurred net losses and negative cash flows from our operations. We have funded our operations primarily through the sale of equity. From inception through December 31, 2019, we have raised an aggregate of $334.2 million of net proceeds from the sale of equity securities. In August 2019, we borrowed $25.0 million under our senior secured term loan credit facility.

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

During the year ended December 31, 2019, we sold a total of 691,133 treasury shares at an average price of $5.14 per share, as part of our ATM program initiated in May 2018, and received net proceeds of $3.5 million after deducting $0.1 million of directly-related issuance costs.

On August 7, 2019, we entered into a loan and security agreement, or the Credit Facility Agreement with Oxford, for a term loan of up to $75.0 million, subject to funding in three tranches. We received gross proceeds of $25.0 million from the first tranche of the credit facility upon entering into the agreement and intend to use the funds as part of our various clinical trials programs.  The second tranche of $25.0 million was available to be drawn at our option between December 1, 2019 and January 31, 2020 upon positive results in the Phase 3 IMPLANT 4 clinical trial of nolasiban. Since the primary endpoint of the IMPLANT 4 trial was not successfully met, we were not eligible to draw the second tranche. The third tranche of $25.0 million may be drawn at our option between August 1, 2020 and September 30, 2020 upon positive results in the Phase 3 PRIMROSE 1 and 2 clinical trials of linzagolix. The credit facility is secured by substantially all of our assets, including our intellectual property. The loan bears a floating interest rate (partially based on thirty-day U.S. LIBOR rate) currently amounting to 8.68% per year in total and will mature on August 1, 2024.

As of December 31, 2019, we had $69.4 million in cash and cash equivalents.

Our primary uses of cash are to fund operating expenses, primarily research and development expenditures. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our outstanding accounts payable and accrued expenses. Other than our Credit Facility Agreement with Oxford, we have no other ongoing material financing commitments, such as lines of credits or guarantees.

We expect our expenses to remain significant in connection with our ongoing activities, particularly as we continue the research and development of, continue or initiate clinical trials of, and seek marketing approval for, our product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to program sales, marketing, manufacturing and distribution to the extent that such sales, marketing and distribution are not the responsibility of potential collaborators. Furthermore, we expect to continue to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

We expect our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements into the first quarter of 2021. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

•	the scope, progress, results and costs of our ongoing and planned nonclinical studies and clinical trials for linzagolix, OBE022 and nolasiban;
•

the cost and timing of ongoing and planned manufacturing activities including active pharmaceutical ingredient and drug product pharmaceutical development and clinical trial supplies production for linzagolix, OBE022 and nolasiban;

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

The following table shows a summary of our cash flows for the periods indicated:

	Year Ended December 31,
(in thousands)	2019	2018	2017
Cash and cash equivalents at beginning of period	$138,640	$110,841	$25,508
Net cash used in operating activities	(90,611)	(63,941)	(55,715)
Net cash used in investing activities	(5,046)	(271)	(5,285)
Net cash from / (used in) financing activities	26,627	91,652	145,743
Effect of exchange rates	(240)	359	590
Cash and cash equivalents at end of period	$69,370	$138,640	$110,841

Operating Activities

Net cash used in operating activities consists of net loss before tax adjusted for changes in net working capital, or current assets less current liabilities, and for non-cash items such as depreciation and amortization, as well as the value of share-based services.

During the year ended December 31, 2019, $90.6 million of cash was used for operating activities, primarily as the result of our net loss before tax of $108.7 million, as adjusted for non-cash items and changes in net working capital. Non-cash items amounted to $13.7 million and mainly consisted of share-based payments. Changes in net working capital included primarily a $5.5 million increase in payables and a $2.6 million decrease in accrued expenses, mainly due to the progress made in our various ongoing Phase 3 clinical trials and the invoicing schedules of our main vendors.

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

See our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 5, 2019, “Item 5.B. Liquidity and Capital Resources—Operating Activities” for a discussion of the operating activities for the year ended December 31, 2017.

Investing Activities

Net cash used in investing activities consists primarily of investments in leasehold improvements and furniture and fixtures, as well as investments in intangible assets through the execution of in-licensing agreements or the payment of development-based milestones to our licensors.

During 2019, net cash used in investing activities consisted primarily of a $5.0 million milestone payment to Kissei made in connection with the initiation of the Phase 3 clinical program for linzagolix in endometriosis, as well as purchases of furniture and fixtures for our offices in Switzerland and the United States.

During 2018, net cash used in investing activities consisted primarily of $0.2 million in purchases of furniture and fixtures for our offices in Switzerland and the United States.

See our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 5, 2019, “Item 5.B. Liquidity and Capital Resources—Investing Activities” for a discussion of the investing activities for the year ended December 31, 2017.

Financing Activities

Net cash from financing activities consists primarily of proceeds from the sale of equity securities and borrowings under our credit facility with Oxford.

Cash flows from financing activities in 2019 mainly consisted primarily of the proceeds from the first tranche of the Credit Facility Agreement with Oxford, as well as from the sales of treasury shares under our “at the market” (ATM) program, which were partially offset by the principal elements of lease payments as well as interest expense associated with our leases and debt instruments.

Cash flows from financing activities in 2018 mainly consisted of the net proceeds from our underwritten public offering completed in June 2018 and our ATM program, which we established in May 2018.

See our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 5, 2019, “Item 5.B. Liquidity and Capital Resources—Financing Activities” for a discussion of the financing activities for the year ended December 31, 2017.

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

F. Tabular Disclosure of Contractual Obligations

The following table summarizes the contractual maturity profile of our on-balance sheet liabilities, including interest payments, as of December 31, 2019:

	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
	(in thousands)
Trade and other payables	(7,873)	—	—	—	(7,873)
Borrowings	(2,206)	(8,521)	(24,125)	—	(34,852)
Lease liabilities	(709)	(1,397)	(230)	—	(2,336)
Total	(10,788)	(9,918)	(24,355)	—	(45,061)

Under our license agreements with Kissei and Merck Serono, we may be required to pay royalties in the future. In addition, pursuant to the Kissei license and supply agreement, we have agreed to make aggregate milestone payments of up to $63.0 million upon the achievement of specified developmental milestones, such as the initiation of clinical trials and receipt of regulatory approvals, of which we had paid $10.0 million as of December 31, 2019. With respect to any product we commercialize under the Kissei license and supply agreement, we have agreed to make additional aggregate milestone payments of up to $125.0 million to Kissei upon the achievement of specified commercial milestones.

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

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management.

The following table sets forth information regarding our executive officers and directors, including their ages, as of December 31, 2019. Our directors are appointed for one-year terms, which expire on the occasion of each annual general meeting. Accordingly, the terms of the directors set forth below will expire on the date of our 2020 annual general meeting of shareholders.

Name	Age	Position(s)
Executive Officers:
Ernest Loumaye	67	Chief Executive Officer and Director
Timothy Adams	60	Chief Financial Officer
Jean-Pierre Gotteland	55	Chief Scientific Officer and Head of R&D
Wim Souverijns	49	Chief Commercial Officer
Elizabeth Garner	52	Chief Medical Officer
Non-Employee Directors:
Frank Verwiel	57	Chairperson of the Board of Directors
Annette Clancy	65	Director
Barbara Duncan	55	Director
James I. Healy	54	Director
Ed Mathers	59	Director
Rafaèle Tordjman	50	Director
Jacky Vonderscher	65	Director

Unless otherwise indicated, the current business addresses for our executive officers and directors is: Chemin des Aulx, 12, 1228 Plan-les-Ouates, Geneva, Switzerland.

Executive Officers

Ernest Loumaye is a co-founder of our company and has served as our Chief Executive Officer since our inception in November 2012. Since September 2019, he is also a member of the board of directors at AVA, a Zurich-based company active in all areas of women's health. Previously, Dr. Loumaye co-founded PregLem, a Swiss specialty biopharmaceutical company sold to Gedeon Richter Plc., and served as its Chief Executive Officer and member of the board of directors from 2006 to October 2012. From 2011 to 2016, Dr. Loumaye served as chairperson and member of the board at Genkyotex, a public biopharmaceutical company developing treatments against various diseases based on enzyme inhibition. Dr. Loumaye holds an M.D. and a Ph.D. from University of Louvain, Belgium, with a specialization in Obstetrics and Gynaecology.

Timothy Adams has served as our Chief Financial Officer since January 2017. Mr. Adams has served as a member of the board of directors of Model N, a public revenue management solutions company, since December 2016 and Prevail Therapeutics since May 2019. Mr. Adams was a member of the board of directors of ABILITY Network, a private healthcare technology company, from November 2014 to April 2018. From June 2014 to September 2016, Mr. Adams served as the Chief Financial Officer of Demandware, Inc. Mr. Adams served as Senior Vice President and Chief Financial Officer of athenahealth, Inc. from January 2010 to June 2014. Previously, from 2008 to 2010, Mr. Adams served as Chief Investment Officer of Constitution Medical Investors, Inc., a private investment firm focused on health-care-sector-related acquisitions and investments, as well as Senior Vice President of Corporate Strategy at Keystone Dental, Inc., a provider of dental health products and solutions. Earlier in his career, Mr. Adams was Chief Financial Officer at a number of other publicly traded companies. Mr. Adams began his career in public accounting at PricewaterhouseCoopers LLP, formerly Price Waterhouse. Mr. Adams obtained a B.S. from Murray State University and an M.B.A. from Boston University.

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

Wim Souverijns has served as our Chief Commercial Officer since November 2018. Prior to joining ObsEva, Dr. Souverijns spent 11 years, from 2007 to 2018, at Celgene where he contributed to the successful built out of Celgene's product portfolio in diverse strategic (European & Global Marketing), as well as operational (General Manager for the Nordics and the UK & Ireland) roles. From 2016 through 2018, he served as the head of Global Marketing for Hematology & Oncology out of Summit, New Jersey. He developed a broad pharmaceutical background through various international assignments at PwC Consulting, from 1999 to 2003. and in different market access leadership roles at Amgen, from 2003 to 2007, both in the European headquarter in Luzern, Switzerland, as well as at the global level out of Thousand Oaks, California. He started of his career working for CTG, from 1997 to 1999, an IT services company, in Brussels, Belgium. Dr. Souverijns studied as a bio-engineer at the KU Leuven, Belgium, and obtained a PhD from the same institute.

Elizabeth Garner has served as our Chief Medical Officer since July 2019. Dr. Garner has served as a member of the board of directors of Kezar Life Sciences, Inc., a public biotechnology company, since December 2019. From January 2014 to July 2019, Dr. Garner held senior leadership functions at Agile Therapeutics Inc., including Chief Medical Officer and Senior Vice President, Medical Affairs, Women’s Health and Preventive Care at Myriad Genetics Laboratories, and, from 2011 to 2012, as Senior Medical Director, Women’s Health at Abbott Laboratories, where she was the Clinical Lead of the endometriosis program for elagolix (Orilissa®), which is now FDA-approved. Before joining Abbott Laboratories, she served as Associate Director and then Director, Vaccines Clinical Research at Merck Research Laboratories from 2007 to 2011. Prior to entering the pharmaceutical industry, Dr. Garner had several years of experience in academic clinical practice, research and teaching at Harvard Medical School. Dr. Garner holds M.D. and M.P.H. degrees from the Harvard Medical School and Harvard School of Public Health, Boston, and received board certification in both general Obstetrics and Gynecology and Gynecologic Oncology.

Non-Employee Directors

Frank Verwiel has served as a member of our board of directors since March 2016 and has served as the chairperson of the board since December 2016. He currently serves as a member of the board of directors of the public companies Bavarian Nordic A/S, a biotechnology company and Intellia Inc., also a biotechnology company. From 2005 to 2014, Dr. Verwiel held senior leadership functions at Aptalis Pharma Inc., including President, Chief Executive Officer and member of the board of directors. Dr. Verwiel previously served on the board of directors of InterMune, Inc. from 2012 to 2014, on the board of Avexis, Inc., a biotechnology company from 2016 to 2018, and on the board of Achillion Pharmaceuticals, Inc., a pharmaceutical company, from 2014 to 2020. Dr. Verwiel was also a director of the Biotechnology Industry Organization from 2013 to 2014. Dr. Verwiel received his M.D. from Erasmus University, Rotterdam, The Netherlands, and his M.B.A. from INSEAD in Fontainebleau, France. Our board of directors believes that Dr. Verwiel’s scientific acumen and his over 25 years of strategic, operational and international experience in the pharmaceutical industry provide him with the qualifications and skills to serve as a director.

Annette Clancy has served as a member of our board of directors since November 2013 and served as our chairperson from November 2013 to December 2016. From 2009 to 2017, Ms. Clancy has been a senior advisor at Frazier Healthcare Ventures, a U.S.-based healthcare venture capital firm. Prior to joining Frazier Healthcare Ventures, Ms. Clancy held various senior positions at GlaxoSmithKline, a global healthcare company. From June 2014 to September 2019, she was a board member of Lysogene, a public biopharmaceutical company developing treatments against central nervous system and genetic diseases. Ms. Clancy is currently on the board of directors of Swedish Orphan Biovitrum AB, a public biopharmaceutical company, as well as chairperson of the board of directors of ENYO Pharma SA, a European biotech company developing innovative therapeutics for severe medical needs. Ms. Clancy holds a B.Sc. in Pharmacology from University of Bath, England, and a series of American Management Association diplomas in finance and marketing. Our board of directors believes that Ms. Clancy’s over 30 years of experience in the pharmaceutical and biopharmaceutical industries provide her with the qualifications and skills to serve as a director.

Barbara Duncan has served as a member of our board of directors since December 2016. Ms. Duncan serves on the board of directors of Adaptimmune Therapeutics plc, Immunomedics, Inc., Jounce Therapeutics, Inc., and Ovid Therapeutics Inc., publicly traded biopharmaceutical companies. From November 2016 to April 2018, Ms. Duncan served as a member of the board of Innoviva Inc., and from July 2015 to February 2020, she served as member of the board of Aevi Genomic Medicine, Inc. From May 2009 through June 2016, Ms. Duncan served as the Chief Financial Officer of Intercept Pharmaceuticals, Inc., a biopharmaceutical company. Prior to joining Intercept Pharmaceuticals, Inc., Ms. Duncan served as the Chief Financial Officer and then Chief Executive Officer of DOV Pharmaceutical, Inc. or DOV, from 2001 to April 2009. Prior to joining DOV, Ms. Duncan served as a vice president of Lehman Brothers Inc. in its corporate finance division from August 1998 to August 2001. From September 1994 to August 1998, Ms. Duncan was an associate and director at SBC Warburg Dillon Read, Inc. in its corporate finance group. Ms. Duncan received her B.S. from Louisiana State University, Baton Rouge, in 1985 and her M.B.A. from the Wharton School, University of Pennsylvania, Philadelphia, in 1994. Our board of directors believes that Ms. Duncan’s expertise with public and financial accounting matters, as well as her experience in the pharmaceutical industry, provide her with the qualifications and skills to serve as a director.

James I. Healy has served as a member of our board of directors since August 2013. Dr. Healy has been a general partner at Sofinnova Investments, Inc. (formerly, Sofinnova Ventures, Inc.) since 2000. Prior to June 2000, Dr. Healy held various positions at Sanderling Ventures, Bayer Healthcare Pharmaceuticals (as successor to Miles Laboratories) and ISTA Pharmaceuticals, Inc. Dr. Healy is currently on the board of directors of Ascendis Pharma A/S, Coherus BioSciences, Inc., Iterum Therapeutics plc, Karuna Therapeutics, Inc., Natera, Inc., NuCana plc, Y-mAbs Therapeutics, Inc. and two private companies. Previously, Dr. Healy served as a board member of Amarin Corporation plc, Anthera Pharmaceuticals, Inc., Auris Medical Holding AG, CoTherix, Inc., Durata Therapeutics, Inc., Edge Therapeutics, Inc., Hyperion Therapeutics, Inc., InterMune, Inc., KaloBios Pharmaceuticals, Inc., Movetis NV and several private companies. In 2011, Dr. Healy won the IBF Risk Innovator Award and was named as one of the industry’s top leading Life Science investors in 2013 by Forbes Magazine. Dr. Healy holds a B.A. in Molecular Biology and a B.A. in Scandinavian Studies from the University of California at Berkeley, and an M.D. and Ph.D. in Immunology from Stanford University School of Medicine. Our board of directors believes that Dr. Healy’s experience in the pharmaceutical industry and investing in life sciences companies, as well as his medical and scientific background, provide him with the qualifications and skills to serve as a director.

Ed Mathers has served as a member of our board of directors since February 2016. Mr. Mathers joined NEA as a Partner in August 2008 and is focused on biotechnology and specialty pharmaceuticals investments. Mr. Mathers is a director of Ra Pharmaceuticals, Rhythm Pharmaceuticals, Envisia Therapeutics, Synlogic, Lumos Pharma, Amplyx Pharmaceuticals, Senti Biosciences, Inozyme, Reneo Pharma, Akouos, Mirum, Shape Therapeutics, and Trevi Therapeutics. Previously he was a board member of Lumena (sold to Shire), Ziarco (sold to Novartis), Motus Therapeutics (sold to Allergan), Plexxikon (sold to Daiichi Sankyo), Intarcia, Liquidia Technologies, Satori Pharmaceuticals, Southeast Bio, MedImmune, LLC, Curzion and the Biotechnology Industry Organization (BIO). Prior to joining NEA, Mr. Mathers served as Executive Vice President, Corporate Development and Venture, at MedImmune, Inc. Before joining MedImmune in 2002, he was Vice President, Marketing and Corporate Licensing and Acquisitions at Inhale Therapeutic Systems. Mr. Mathers spent 15 years at Glaxo Wellcome, Inc. (GlaxoSmithKline), where he held sales and marketing positions of increasing responsibility. He earned his bachelor's degree in chemistry from North Carolina State University, Raleigh. Our board of directors believes that Mr. Mathers’ experience with the healthcare and pharmaceutical industries and his broad management experience provide him with the qualifications and skills to serve as a director.

Rafaèle Tordjman has served as a member of our board of directors since August 2013. Since April 2017, Dr. Tordjman is founder and CEO of Jeito SAS, a consulting company. Moreover, Dr. Tordjman serves on the board of directors of the public company Nucana, a clinical-stage pharmaceutical company. Previously, Dr. Tordjman joined the French based venture capital firm Sofinnova Partners in 2001 until March 2017 where she served as Managing Partner specializing in life sciences investments. Dr. Tordjman has also served on the boards of directors at several life sciences companies including, DBV Technologies SA (from 2005 to 2013), a French publicly traded company specializing in allergy therapies, Ascendis Pharma A/S (from 2007 to 2017), Flexion Therapeutics, Inc. (from 2009 to 2014), publicly traded companies in clinical-stage pharmaceuticals, PregLem (from 2006 to 2010), a company specialized in reproductive female medicine, Lysogene (from 2017 to 2018), a public biopharmaceutical company developing treatments against central nervous system and genetic diseases, Medday Pharmaceuticals (from 2013 to 2017), a French company specializing in therapies against neurodegenerative diseases, and ENYO Pharma SA (from 2015 to 2017), a clinical stage biopharmaceutical company. Previously, Dr. Tordjman was a research scientist at the Institut National de la Santé et de la Recherche Médicale (INSERM) in Cochin Hospital, Paris, France. Dr. Tordjman has also practiced as a medical doctor, specializing in clinical hematology and internal medicine. Dr. Tordjman received an M.D. and completed a fellowship in hematology and internal medicine at the Paris University Hospitals, France. She received a Ph.D. in hematopoiesis and angiogenesis from and completed a post-doctoral fellowship in immunology at the University of Paris VII. Our board of directors believes that Dr. Tordjman’s experience in the pharmaceutical industry and investing in life sciences companies, as well as her medical and scientific background, provide her with the qualifications and skills to serve as a director.

Jacky Vonderscher has served as a member of our board of directors since October 2013. Since September 2013, Dr. Vonderscher has served as the Chief Executive Officer of Vonderscher & Co GmbH, a consultancy company. Dr. Vonderscher has also served as the Chief Executive Officer of ENYO Pharma SA, a biopharmaceutical company, since July 2016. Dr. Vonderscher serves as a member of the governing board of IMI (Innovative Medicines Initiative), a public-private partnership. He is also a member of the board of LyonBiopole, a business association and of several private companies. From January 2014 until June 2016, Dr. Vonderscher served as the President of ENYO Pharma SA. Prior to joining ENYO Pharma SA, Dr. Vonderscher served as a Senior Vice President of Hoffmann-La-Roche Ltd from 2008 to December 2013. From 1979 to 2008, Dr. Vonderscher held a variety of senior positions at Novartis Pharma AG. Dr. Vonderscher holds an engineering degree in Biological Chemistry from the National Institute of Applied Sciences (INSA), Lyon, France, and a Ph.D. in Biochemistry from the University of Geneva, Switzerland. Our board of directors believes that Dr. Vonderscher’s experience in the pharmaceutical industry, as well as his scientific background, provide him with the qualifications and skills to serve as a director.

Family Relationships

There are no family relationships among any of our executive officers or directors.

B. Compensation.

Compensation of Executive Officers and Directors

For the year ended December 31, 2019, the aggregate compensation paid to the members of our board of directors and our executive officers for services in all capacities was $10.2 million, including $5.9 million of share-based compensation.

During the year ended December 31, 2019, other than the 2017 equity incentive plan outline below, we had no performance based compensation programs.

The amount set aside by us to provide pension, retirement or similar benefits to members of our board of directors or executive officers amounted to a total of $0.2 million in the year ended December 31, 2019.

Director Compensation

Each member of our board of directors who is not also serving as our employee and/or for an affiliate receives an annual fixed cash compensation, payable in quarterly installments, as determined under the review process of the compensation, nominating and corporate governance committee of our board of directors and approved by the board, as set forth below:

•	Annual board service retainer
o	Chairman of the board: $70,000
o	All other eligible members of the board: $40,000
•	Annual committee member service retainer
o	Member of the audit committee: $7,500
o	Member of the compensation, nominating and corporate governance committee: $7,500
•	Annual committee chair service retainer (in addition to committee member service retainer)
o	Chair of the audit committee: $7,500
o	Chair of the compensation, nominating and corporate governance committee: $7,500

Social contributions, to the extent required by Swiss law, are accrued on the annual cash compensation of the board and committee’s members.

In addition, we reimburse the members of our board of directors for out-of-pocket expenses incurred in relation to their services on an ongoing basis upon presentation of the corresponding receipts. Expenses reimbursements are not part of the compensation.

The members of our board of directors are eligible to participate in our 2017 Equity Incentive Plan, as amended, or our 2017 Plan.

The aggregate compensation paid to the members of our board of directors from one annual general meeting of shareholders to the next annual general meeting of shareholders has to be within the maximum compensation approved for the board of directors by our shareholders at our general meeting of shareholders for each relevant period.

Pursuant to the organizational regulations of our board of directors, directors who are also serving as our employee and/or for an affiliate only receive compensation in their capacity as employees and do not receive additional compensation for their activities as members of our board of directors.

The following table sets forth the compensation received by our non-employee directors for the year ended December 31, 2019. Ernest Loumaye, our Chief Executive Officer and a member of our board of directors, did not receive additional compensation for his services as a director.

Name	Fees Earned	Social charges	Total
Frank Verwiel	$ 78,000	$ 7,000	$ 85,000
Annette Clancy	$ 55,000	$ 3,000	$ 58,000
Barbara Duncan	$ 55,000	$ 5,000	$ 60,000
Ed Mathers	$ 52,000	$ 5,000	$ 57,000
Jim Healy	$ 48,000	$ 4,000	$ 52,000
Rafaèle Tordjman	$ 48,000	$ 4,000	$ 52,000
Jacky Vonderscher	$ 40,000	$ 3,000	$ 43,000

Executive Officer Compensation

The annual cash compensation of our executive officers consists of fixed and variable compensation elements.

Fixed compensation comprises the base salary and other compensation elements, as determined under the review process of the compensation, nominating and corporate governance committee of our board of directors and approved by the board, and is based on the position and level of responsibility of the recipient.

Variable compensation comprises performance-related cash bonuses that are based on target bonuses which could be of 30%, 35%, 40% or 50% of the base salary before September 11, 2019 and of 40% or 50% of the base salary after the changes to the composition of our executive committee on September 11, 2019, depending on the executive officer’s position and level of responsibility. The actual amount of cash bonus awarded for a specific year to an executive officer ranges from 50% to 150% of the target bonus for such executive officer. The adjustment rate applied to the target bonus of an executive officer is determined at the end of every year based on our general performance and the executive officer’s individual performance for such fiscal year, which performance is assessed based on annual corporate and individual objectives. We do not use specific metrics to calculate the adjustment rates, which are determined at the sole and full discretion of the compensation, nominating and corporate governance committee of our board of directors and subject to approval by our board of directors. The average adjustment rate to target bonuses of executive officers was capped at 60% for the year ended December 31, 2019, as a result of our general performance. For 2019, on average, variable cash compensation represented approximately 20% of the total cash compensation of our executive officers, or 22% of their fixed cash compensation.

Social contributions, to the extent required by Swiss law, are accrued on the annual cash compensation of our executive officers.

Our executive officers are eligible to participate in our 2017 Plan.

The aggregate compensation paid to our executive officers with respect to each business year has to be within the maximum compensation approved for our executive officers by our shareholders at our general meeting of shareholders for each relevant period.

In addition, we reimburse our executive officers for out-of-pocket expenses incurred in relation to their services on an ongoing basis upon presentation of the corresponding receipts. Expenses reimbursements are not part of the compensation.

The following table sets forth the compensation received by our executive officers for the year ended December 31, 2019.

Name	Salary	Social charges(1)	Equity Awards(2)	All Other Compensation(3)	Total

Ernest Loumaye	$ 722,000	$ 198,000	$ 1,781,000	$ 24,000	$ 2,725,000
Chief Executive Officer and Director
Other executive officers(4)	$ 2,431,000	$ 663,000	$ 4,134,000	$ 126,000	$ 7,354,000

(1) Includes social charges on cash-based compensation and fair value of equity instruments granted.

(2) Fair value of equity instruments granted during the period, as determined under IFRS.

(3) Represents pension contributions.

(4)

Includes the compensation received by executive officers who stepped down from our executive committee during the year ended December 31, 2019 until their end of office, as well as an amount of $109,000 of bonuses paid in 2020 to such officers in connection with their services as executive officers in 2019.

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

All of our employees, advisors, including scientific consultants, agents and members of our board of directors are eligible to participate in our Plan. As of December 31, 2019, there were 1,854,502 issued and outstanding common shares awarded under our Plan. Under our Plan, common shares held by participants are subject to a four-year vesting period, or as otherwise set out in the participant’s issuance agreement. Under the Plan, one-fourth of the common shares would vest upon the first anniversary of the issuance date, and one-36th of the remaining common shares would vest, starting from the first anniversary of the issuance date, over a total period of three years. Upon a termination of employment, certain forfeiture provisions may apply to a participant’s vested or unvested common shares.

2017 Equity Incentive Plan

Following the completion of our initial public offering, we ceased issuing any new grants under our Plan, and began issuing new awards under our 2017 Equity Incentive Plan, as amended, or our 2017 Plan.Our 2017 Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code, or the Code, to our employees and our parent and subsidiary corporations’ employees, and for the grant of non-statutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards and other forms of stock compensation to our employees, including officers, consultants and directors. Our 2017 Plan also provides for the grant of performance cash awards to our employees, consultants and directors.

Authorized Shares

The maximum number of our common shares that may be issued under our 2017 Plan is 5,812,254 shares. The maximum number of common shares that may be issued pursuant to the exercise of incentive stock options under our 2017 Plan is 8,300,000 shares.

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

C. Board Practices.

Our board of directors is composed of eight members. Each director is elected for a one-year term. The current members of our board of directors were appointed at our annual general meeting of shareholders held on May 8, 2019 to serve until our 2020 annual general meeting of shareholders.

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

Compensation, Nominating and Corporate Governance Committee

Our compensation, nominating and corporate governance committee consists of four members, Annette Clancy, Rafaèle Tordjman, Ed Mathers and James I. Healy. Our board of directors has determined that each of Ms. Clancy, Mr. Mathers and Drs. Tordjman and Healy are independent under the Nasdaq listing standards, are “non-employee directors” as defined in Rule 16b-3 promulgated under the Exchange Act. The chair of our compensation, nominating and corporate governance committee is Ms. Clancy. The primary purpose of our compensation, nominating and corporate governance committee is to discharge our board of directors’ responsibilities to oversee our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate. We are subject to the Swiss Ordinance against excessive compensation in listed stock corporations, known as the “Minder” rules. As a result of the Minder rules, the members of the compensation, nominating and corporate governance committee must be elected by our shareholders and the aggregate compensation of our board of directors and executive officers must also be approved by our shareholders.

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

D. Employees.

As of December 31, 2019, we had 53 employees. None of our employees are represented by any collective bargaining agreements. We believe that we maintain good relations with our employees. At each date shown, we had the following number of employees, broken out by department and geography.

	As of December 31,
	2019	2018	2017
Function
Research and preclinical development	9	9	8
Clinical, medical and regulatory affairs	25	20	17
Management and administrative	19	16	14
Total	53	45	39
Geography
Switzerland	47	39	33
United States	6	6	6

E. Share Ownership.

For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

The following table sets forth information with respect to the beneficial ownership of our common shares as of December 31, 2019 for:

•	each beneficial owner of 5% or more of our outstanding common shares;
•	each of our directors and executive officers; and
•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include common shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of December 31, 2019. Percentage ownership calculations are based on 48,567,605 common shares outstanding as of December 31, 2019.

Except as otherwise indicated, all of the shares reflected in the table are common shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of common shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding common shares subject to options held by that person that are immediately exercisable or exercisable within 60 days of December 31, 2019. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of ObsEva SA, Chemin des Aulx, 12, 1228 Plan-les-Ouates, Geneva, Switzerland.

Name of Beneficial Owner	Number	Percentage
Principal Shareholders:
Sofinnova Venture Partners VIII, L.P.(1)	4,749,623	9.8%
New Enterprise Associates 15, L.P.(2)	4,586,563	9.4%
Orbimed Private Investments V, LP(3)	2,605,531	5.4%
Executive Officers and Directors:
Ernest Loumaye(4)	3,338,872	6.8%
Timothy Adams	(*)
Jean-Pierre Gotteland	(*)
Elizabeth Garner	(*)
Wim Souverijns	(*)
Annette Clancy	(*)
Barbara Duncan	(*)
James I. Healy(1)(5)	4,806,523	9.9%
Ed Mathers(2)(6)	4,643,463	9.5%
Rafaèle Tordjman	(*)
Frank Verwiel	(*)
Jacky Vonderscher	(*)
All current directors and executive officers as a group (12 persons)(7)	13,751,173	27.8%

*Represents beneficial ownership of less than 1%.

(1)

The information is based solely on a Schedule 13D/A filed by Sofinnova Venture Partners VIII, L.P., or Sofinnova VIII, Sofinnova Management VIII, L.L.C., Dr. Michael F. Powell and Dr. James I. Healy on February 13, 2020. Consists of 4,749,623 common shares directly held by Sofinnova VIII. Sofinnova Management VIII, L.L.C. is the general partner of Sofinnova VIII, and Dr. Anand Mehra, Dr. James I. Healy (a member of our board of directors) and Dr. Michael F. Powell, the managing members of Sofinnova Management VIII, L.L.C., may be deemed to have shared voting and dispositive power with respect to such shares. The address of Sofinnova VIII is c/o Sofinnova Investments, Inc., 3000 Sand Hill Road, Bldg. 4, Suite 250, Menlo Park, California 94025.

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

(4)	Includes 239,774 common shares issuable upon the exercise of options that are exercisable within 60 days of December 31, 2019.
(5)	Includes 56,900 common shares issuable upon the exercise of options that are exercisable within 60 days of December 31, 2019.
(6)	Includes 56,900 common shares issuable upon the exercise of options that are exercisable within 60 days of December 31, 2019.

(7)	Includes 875,006 common shares issuable upon the exercise of options that are exercisable within 60 days of December 31, 2019.

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

As of December 31, 2019, we estimate that approximately 40% of our outstanding common shares were held in the United States by ten holders of record. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose common shares are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B. Related Party Transactions.

Since January 1, 2019, we have engaged in the following transactions with our directors, executive officers and holders of more than five percent (5%) of our outstanding voting securities and their affiliates, which we refer to as our related-parties.

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

B. Memorandum and Articles of Association.

Subject to the specifications mentioned below, the information set forth in our Registration Statement on Form F-3 (File No. 333-233069) as filed with the SEC on August 7, 2019 and declared effective by the SEC on August 14, 2019, under the headings “Description of Share Capital—The Company,” “Description of Share Capital—Share Capital,” “Description of Share Capital—Articles of Association,” “Description of Share Capital—General Meeting of Shareholders,” “Description of Share Capital—Voting Rights,” “Description of Share Capital—Dividends and Other Distributions,” “Description of Share Capital—Transfer of Shares,” “Description of Share Capital—Inspection of Books and Records,” “Description of Share Capital—Compulsory Acquisitions; Appraisal Rights,” “Description of Share Capital—Board of Directors,” “Description of

Share Capital—Conflict of Interest, Management Transactions” “Description of Share Capital—Principles of the Compensation of the Board of Directors and the Executive Management,” “Comparison of Swiss Law and Delaware Law” and “Enforcement of Judgments” is incorporated herein by reference.Our articles of association were amended on July 18, 2019 and recorded with the commercial registry of the Swiss Canton of Geneva on July 19, 2019, and the related amendments were published in the Swiss Official Gazette of Commerce on July 24, 2019. On March 5, 2020, the articles of association as amended on July 18, 2019 are in force.

As of March 5, 2020, our issued and fully paid-in share capital consisted of 48,567,605 common shares with a par value of CHF 1/13 each, or approximately CHF 0.0769 per share, and no preferred shares. Our share capital, as recorded with the commercial registry of the Swiss canton of Geneva as of March 5, 2020, consisted of 48,555,664 common shares with a par value of CHF 1/13 each.

Under our articles of association, our share capital may be increased by a maximum aggregate amount of CHF 447,096 and 6/13 of a Swiss franc through the issuance of not more than 5,812,254 common shares with a par value CHF 1/13 each, in connection with our equity incentive plans. Throughout 2019, we issued 26,316 common shares out of our conditional capital for equity incentive plans. When the issuance of these common shares will be recorded in the commercial registry of the Swiss canton of Geneva, our articles will be amended accordingly to provide that our share capital may be increased by a maximum aggregate amount of CHF 445,072 and 2/13 of a Swiss franc through the issuance of not more than 5,785,938 common shares by the exercise of option or conversion rights that have been granted to employees, members of our board of directors or our consultants or of one of our subsidiaries through one or more equity incentive plans created by our board of directors.

Our share capital may be increased by a maximum aggregate amount of CHF 1,302,581 through the issuance of not more than 16,933,553 common shares, which would have to be fully paid-in, with a par value of CHF 1/13 each, by the exercise of option and conversion rights granted in connection with convertible bonds or similar instruments of the Company or one of our subsidiaries.

Furthermore, our board of directors is authorized, at any time until May 8, 2021, to increase our share capital by a maximum aggregate par value of CHF 1,513,981 through the issuance of not more than 19,681,753 common shares with a par value of CHF 1/13 each, which would have to be fully paid-in, in connection with our authorized share capital.

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

At the Market (ATM) Program

On March 16, 2018, we entered into an agreement with Jefferies LLC to sell treasury shares from time to time at our discretion under an “at the market” (ATM) program, with aggregate gross sales proceeds of up to $50.0 million. On August 7, 2019, this agreement was amended to increase the aggregate gross sales proceeds that may be generated under the ATM program by $25.0 million, for aggregate gross sales proceeds of up to $75.0 million. Through December 31, 2019, we have generating gross proceeds of approximately $23.6 million under the program.

Credit Facility Agreement

On August 7, 2019, we entered into a loan and security agreement, or the Credit Facility Agreement, with Oxford Finance, or Oxford, for a term loan of up to $75.0 million, subject to funding in three tranches. We received gross proceeds of $25.0 million from the first tranche of the credit facility upon entering into the agreement and intend to use the funds as part of our various clinical trials programs. The second tranche of $25.0 million was available to be drawn at our option between December 1, 2019 and January 31, 2020 upon positive results in the Phase 3 IMPLANT 4 clinical trial of nolasiban. Since the primary endpoint of the IMPLANT 4 trial was not successfully met, we were not eligible to draw the second tranche. The third tranche of $25.0 million may be drawn at our option between August 1, 2020 and September 30, 2020 upon positive results in the Phase 3 PRIMROSE 1 and 2 clinical trials of linzagolix. The credit facility is secured by substantially all of our assets, including our intellectual property. The loan bears a floating interest rate (partially based on thirty-day U.S. LIBOR rate) currently amounting to 8.68% per year in total and will mature on August 1, 2024.

Sublicense Agreement with Yuyuan

In January 2020, we entered into a sublicense agreement, or the 2020 sublicense agreement, with Hangzhou Yuyuan BioScience Technology Co., Ltd., or Yuyuan, pursuant to which we granted to Yuyuan an exclusive sublicense under certain of our patents, trademarks and know-how to use, register, import, develop, market, promote, distribute, offer for sale and commercialize nolasiban for use in humans in the People’s Republic of China, including Hong Kong and Macau. Yuyuan will be responsible for the continued development of nolasiban in China at its sole cost, and is required to use commercially reasonable efforts to develop the product in accordance with certain development milestones. Yuyuan will be responsible for commercialization of nolasiban in China at its sole cost. We are obligated to supply Yuyuan with its clinical and commercial requirements of the product at cost. Yuyuan has agreed to not develop, market or sell any oxytocin receptor antagonist other than nolasiban during the term of the 2020 sublicense agreement. The development and commercialization activities for nolasiban will be governed by a joint development committee and joint commercialization committee, respectively, with each party having final decision making authority for its territory. In consideration for entering into the 2020 sublicense agreement, Yuyuan has agreed to make aggregate milestone payments of up to $17.0 million upon the achievement of specified development, regulatory and first sales milestones and aggregate milestone payments of up to $115.0 million upon the achievement of additional, tiered sales milestones. In addition, Yuyuan has agreed to pay tiered royalties on net sales at percentages ranging from high-single digit to low-second decile, subject to specified reductions, until the later of the expiration of the last valid claim covering the product in China and ten years from the first commercial sale of the product in China.

We have the first right to file, prosecute and maintain the licensed patents in China. In the event that we do not elect to file, prosecute or maintain a licensed patent in China, Yuyuan will have the right to request an assignment of such patent, in which event, Yuyuan would be responsible for further filing, prosecution and maintenance. We have the first right to enforce licensed patents in China. Subject to the consent of our licensor of the licensed patents, Yuyuan will have a back-up right to enforce licensed patents in China. The 2020 sublicense agreement expires on the date of expiration of all royalty obligations.  The 2020 sublicense agreement is subject to earlier termination by either party upon an uncured material breach of the 2020 sublicense agreement by the other party or an unresolved force majeure event. Yuyuan may terminate the agreement upon specified written notice in the event that certain clinical results are negative. Additionally, we may terminate the agreement if Yuyuan fails to make certain payments in a timely manner, if Yuyuan is acquired by a party with a competing product, if Yuyuan fails to achieve first commercial sale within a specified timeframe after approval, and in the event that Yuyuan challenges the validity, enforceability or patentability of the licensed patents.

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

Individual and Corporate Income Tax on Dividends

Swiss resident individuals holding the common shares as part of their private assets who receive dividends and similar distributions (including stock dividends and liquidation proceeds), which are not repayments of the par value of the common shares or distributions paid out of capital contributions reserves (réserves issues d’apports de capital) are required to report such payments in their individual income tax returns and are liable to Swiss federal, cantonal and communal income taxes on any net taxable income for the relevant tax period. Furthermore, for the purpose of the Direct Federal Tax, dividends, shares in profits, liquidation proceeds and pecuniary benefits from shares (including bonus shares) are included in the tax base for only 70% of their value, if the investment amounts to at least 10% of our nominal capital. All cantons have introduced similar partial taxation measures at cantonal and communal levels.

Swiss resident individuals as well as non-Swiss resident individual taxpayers holding the common shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to recognize dividends, distributions based upon a capital reduction (remboursements liés à la réduction de la valeur nominale des actions) and distributions paid out of capital contributions reserves (réserves issues d’apports de capital) in their income statements for the relevant tax period and are liable to Swiss federal, cantonal and communal individual or corporate income taxes, as the case may be, on any net taxable earnings accumulated (including the payment of dividends) for such period. Furthermore, for the purpose of the Direct Federal Tax, dividends, shares in profits, liquidation proceeds and pecuniary benefits from shares (including bonus shares) are included in the tax base for only 70%, if the investment is held in connection with the conduct of a trade or business or qualifies as an opted business asset according to Swiss tax law and amounts to at least 10% of our nominal capital. All cantons have introduced similar partial taxation measures at cantonal and communal levels.

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

Material U.S. Federal Income Tax Consequences for U.S. Holders

The following is a description of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of acquiring, owning and disposing of common shares, but it does not purport to be a comprehensive description of all the tax consequences relating thereto. This discussion applies only to a U.S. Holder that will hold common shares as “capital assets” for tax purposes (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential impact of the Medicare contribution tax on net investment income (except to the extent specifically set forth below) or tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;
•	dealers or traders in securities who use a mark-to-market method of tax accounting;
•

persons holding common shares as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the common shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	S corporations, partnerships, or entities or arrangements classified as partnerships for U.S. federal income tax purposes;
•	tax-exempt entities;

•	persons that own or are deemed to own ten percent or more of the voting power or value of our stock;
•	persons who acquired our voting stock pursuant to the exercise of a stock option or otherwise as compensation; or
•	persons holding our shares in connection with a trade or business conducted outside of the United States.

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

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of common shares who is eligible for the benefits of the Treaty and is:

•	an individual who is a citizen or resident of the United States;
•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;
•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source; or
•

a trust (a) that is subject to the primary supervision of a court within the United States and the control of one or more United States persons as described in Section 7701(a)(30) of the Code, or (b) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

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

Based on our analysis of our income, assets, activities and market capitalization for our taxable year ending December 31, 2019, we do not believe that we were a PFIC for our taxable year ending December 31, 2019. However, our operations generate very limited amounts of non-passive income. Until we generate sufficient revenue from active licensing and other non-passive sources, there is a risk that we will be a PFIC under the PFIC income test. Moreover, we hold a substantial amount of cash and cash equivalents. Because the calculation of the value of our assets may be based in part on the value of our common shares, the value of which may fluctuate considerably, our PFIC status may change from year to year and it is difficult to predict whether we will be a PFIC under the PFIC asset test for the current year or any future year. Therefore, we have not yet made any determination as to our expected PFIC status for the current year. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the IRS will agree with our conclusion. Because PFIC status is a fact specific determination, and generally cannot be made until the close of the taxable year in question, no assurance can be given that we will not be a PFIC for our current taxable year and that we will not be a PFIC in future taxable years. Our United States counsel expresses no opinion with respect to our PFIC status for prior years, the current taxable year or any future years.

Under attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate shares of the stock of foreign corporations that we own and which are PFICs, or lower-tier PFICs and will be subject to U.S. federal income tax according to the rules described in the following paragraphs on (1) certain distributions by a lower-tier PFIC and (2) a disposition of shares of a lower-tier PFIC, in each case as if the U.S. Holder held such shares directly, even though such holders have not received the proceeds of those distributions or dispositions directly.

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

If the common shares are “regularly traded” on a “qualified exchange,” a U.S. Holder may make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. The common shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the common shares is traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq Global Market, on which we currently list our common shares, is a qualified exchange for this purpose. Once made, the election cannot be revoked without the consent of the IRS unless the common shares cease to meet these requirements. U.S. Holders should consult their tax advisors regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should carefully consider the impact of a mark-to-market election with respect to their common shares given that we may have lower-tier PFICs for which a mark-to-market election would not be available. Consequently, a U.S. Holder could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments.

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

Alternatively, a U.S. Holder can make a “qualified electing fund election,” or a QEF Election, if we provide the information required to treat us and each lower-tier PFIC as a qualified electing fund in the first taxable year that we are a PFIC with respect to such holder. A U.S. Holder makes a QEF Election for us (and each lower-tier PFIC) by attaching a separate properly completed IRS Form 8621 for us (and each lower-tier PFIC) to the holder’s timely filed U.S. federal income tax return. If we are a PFIC for our taxable year ending December 31, 2020, or any subsequent taxable years, we currently intend to provide U.S. Holders, upon request, the information necessary for a U.S. Holder to make a QEF Election with respect to us and we currently intend to cause each lower-tier PFIC that we control to provide such information and take any additional steps that may be necessary to allow a U.S. Holder to make a QEF Election for us and each such lower-tier PFIC. Notwithstanding the foregoing, we cannot provide any assurance that we will in fact provide the information necessary to permit QEF elections to be made.

If a U.S. Holder makes a QEF Election with respect to us, the electing U.S. Holder will be currently taxable on its pro rata share of our ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that we are a PFIC with respect to such U.S. Holder. Distributions paid by us out of our earnings and profits that were included in the holder’s income as a result of the holder having made a QEF Election will not be included in the gross income of the holder. A U.S. Holder will increase its adjusted tax basis in our common shares by an amount equal to its pro rata share of our ordinary earnings and net capital gain included in gross income and decrease its adjusted tax basis in our common shares by an amount distributed on those common shares to the extent the distribution is not included in the holder’s gross income. In addition, a U.S. Holder will recognize capital gain or loss on the disposition of our common shares in an amount equal to the difference between the amount realized and the holder’s adjusted tax basis in our common shares. U.S. Holders should note that if they make QEF Elections with respect to us and lower-tier PFICs, they may be required to pay U.S. federal income tax with respect to their common shares for any taxable year significantly in excess of any cash distributions received on the shares for such taxable year. U.S. Holders should consult their tax advisors regarding making QEF Elections in their particular circumstances.

If we are a PFIC for any taxable year during which a U.S. Holder holds common shares, such U.S. Holder may be required to file an annual information report with such U.S. Holder’s U.S. federal income tax return on IRS Form 8621.

U.S. Holders should consult their tax advisors concerning our PFIC status and the tax considerations and reporting requirements relevant to an investment in a PFIC.

Taxation of Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate paying dividends in the foreseeable future. However, if we do make distributions of cash or property on our common shares, subject to the PFIC rules described above, such distributions, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. The amount of a dividend will include any amounts withheld by us in respect of Swiss taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in Swiss Francs will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends paid by us will generally be taxable to a non-corporate U.S. Holder at the preferential reduced rate normally applicable to long-term capital gains, provided our common shares remain readily tradable on an established securities market in the United States, we are not a PFIC in the taxable year in which the dividends are received or in the preceding taxable year, and certain holding period requirements are met. However, as discussed above under “Passive Foreign Investment Company Rules,” if we are considered a PFIC, the preferential reduced rate will not be available with respect to dividends paid by us.

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

Sale or Other Taxable Disposition of Common Shares

Subject to the PFIC rules described above, for U.S. federal income tax purposes, gain or loss realized on the sale or other taxable disposition of common shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the common shares for more than one year at the time of sale or other taxable disposition. The amount of the gain or loss will equal the difference between the amount realized on the disposition of the common shares and such U.S. Holder’s adjusted tax basis in the common shares, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. Subject to the PFIC rules described above, long-term capital gains recognized by certain non-corporate U.S. Holders (including individuals) will generally be subject to reduced rates of U.S. federal income tax. A U.S. Holder’s ability to deduct capital losses is subject to limitations.

If the consideration received by a U.S. Holder is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received determined by reference to the spot rate of exchange on the date of the sale or other disposition. However, if the common shares are treated as traded on an “established securities market” and a U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), such U.S. Holder will determine the U.S. dollar value of the amount realized in a non-U.S. dollar currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. If a U.S. Holder is an accrual basis taxpayer that is not eligible to or does not elect to determine the amount realized using the spot rate on the settlement date, such U.S. Holder will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of sale or disposition and the U.S. dollar value of the currency received at the spot rate on the settlement date.

Medicare Tax on Net Investment Income

Certain U.S. Holders who are individuals, estates or trusts are subject to an additional 3.8% U.S. federal income tax on all or a portion of their “net investment income,” which generally includes dividends on the common shares and net gains from the disposition of the common shares. U.S. Holders that are individuals, estates or trusts should consult their tax advisors regarding the applicability of the Medicare tax to them.

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

As of December 31, 2019, we had $69.4 million of cash and cash equivalents and we had a debt instrument outstanding for a carrying value of $24.9 million.

Interest Rate Risk

We are primarily exposed to changes in short-term interest rates with respect to our cost of borrowing under our secured term loan credit facility, or the 2019 Facility, with Oxford Finance LLC. We monitor our cost of borrowing under the 2019 Facility, taking into account our funding requirements, and our expectation for short-term rates in the future. As of December 31, 2019, an increase in the interest rate on our 2019 Facility by 100 basis points would increase our annual interest expense by approximately $47,000.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

In January 2017, we completed our initial public offering of common shares. Under the registration statement, we sold an aggregate of 6,450,000 common shares. All of these common shares were sold at a price to the public of $15.00 per share, yielding net proceeds of $88.5 million after deducting $6.8 million of underwriting discounts and commissions, excluding estimated offering expenses. Credit Suisse Securities (USA) LLC, Jefferies LLC and Leerink Partners LLC were joint book-running managers for the initial public offering. We paid the offering expenses in connection with the initial public offering, which were $3.2 million, and which included SEC registration fees, FINRA filing fees, Nasdaq listing fees, legal fees and expenses, printing expenses, accounting fees and expenses as well as other miscellaneous costs, but excluded the underwriting discounts and commissions.

In October 2017, we completed a private placement of 5,140,626 common shares at a price of $8.00 per share and prepaid warrants to purchase an aggregate of 2,359,375 common shares with an exercise price of $8.00 per share. The warrants were exercised on October 13, 2017. We received net proceeds of $56.3 million from the private placement.

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

During the year ended December 31, 2019, we sold a total of 691,133 treasury shares at an average price of $5.14 per share, as part of our ATM program, generating total net proceeds of $3.5 million after deducting $0.1 million of directly-related issuance costs.

We anticipate that we will use the remaining net proceeds from our ATM program and our June 2018 offering to advance the development of linzagolix, OBE002 and nolasiban and to fund other research and development activities, as well as for working capital and other general corporate purposes. None of the net proceeds were used to make payments (other than compensation paid to our executive officers, directors and an affiliate of one of our directors, each as described in this Annual Report), directly or indirectly, to (i) any of our directors, officers or their associates, (ii) any persons owning 10% or more of our common shares or (iii) any of our affiliates. The intended use of the net proceeds has not materially changed from the information mentioned in (i) the prospectus relating to the Registration Statement on Form F-1, relating to our initial public offering, (ii) the prospectus supplement relating to the Registration Statement on Form F-3, relating to our ATM program and (iii) the prospectus supplement relating to the Registration Statement on Form F-3, relating to our June 2018 offering.

Item 15. Controls and Procedures.

Disclosure Controls and Procedures

Our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2019, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Under the supervision and with the participation of our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), management assessed our internal control over financial reporting based upon the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2019.

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

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for emerging growth companies.

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

Item 16C. Principal Accountant Fees and Services.

PricewaterhouseCoopers SA, or PwC, has served as our independent registered public accounting firm for 2019 and 2018. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	December 31,
	2019	2018
	(in thousands)
Audit Fees	$444	$502
Audit-Related Fees	150	186
Tax Fees	38	—
Other Fees	15	2
Total	$647	$690

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

PART III

Item 17. Financial Statements.

See pages F-1 through F-27 of this Annual Report on Form 20-F.

Item 18. Financial Statements.

Not applicable.

Item 19. Exhibits.

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	Articles of Association of the Registrant	Form F-3	333-233069	4.1	08/07/2019

2.1*	Description of securities

4.1	Registration Rights Agreement by and among the Registrant and certain holders of its capital shares, dated as of January 17, 2017	Form F-1/A	333-215383	4.1	01/23/2017

4.2	Series B Shareholders Agreement by and among the Registrant and certain holders of its capital shares, dated as of November 19, 2015	Form F-1	333-215383	4.2	12/30/2016

4.3#	License Agreement, by and between the Registrant and Ares Trading S.A., dated as of August 28, 2013	Form F-1	333-215383	10.1	12/30/2016

4.4#	License Agreement, by and between the Registrant and Ares Trading S.A., dated as of June 10, 2015, as amended	Form F-1	333-215383	10.2	12/30/2016

4.5#	Exclusive License Agreement, by and between the Registrant and Kissei Pharmaceutical Co., Ltd., dated as of November 19, 2015	Form F-1	333-215383	10.3	12/30/2016

4.6#	Cost Splitting Agreement, by and between the Registrant and Kissei Pharmaceutical Co., Ltd., dated as of February 6, 2017	Form 20-F	001-37993	4.6	04/21/2017

4.7	English language translation of Lease Agreement between the Registrant and Eldista GmbH, dated as of July 1, 2013, as amended	Form F-1	333-215383	10.4	12/30/2016

4.8	Securities Purchase Agreement, by and between the Registrant and the investors named therein, dated as of October 9, 2017	Form 6-K	001-37993	99.1	10/11/2017

4.9	Registration Rights Agreement, by and between the Registrant and the investors named therein, dated as of October 9, 2017	Form 6-K	001-37993	99.2	10/11/2017

4.10†	Form of Indemnification Agreement between the Registrant and each of its executive officers and directors	Form F-1/A	333-215383	10.5	01/17/2017

4.11†	Incentive Plan (including form of Issuance Agreement)	Form F-1/A	333-215383	10.6	01/06/2017

4.12†	2017 Equity Incentive Plan	Form F-1/A	333-215383	10.7	01/17/2017

4.13†	Form of Stock Option Grant Notice and Stock Option Agreement under 2017 Equity Incentive Plan	Form F-1/A	333-215383	10.8	01/17/2017

4.14	Open Market Sales Agreement by and between the Registrant and Jefferies LLC	Form 6-K	001-37993	1.1	03/16/2018

Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

4.15	Underwriting Agreement among the Registrant, J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC and Jefferies LLC, as managers for the several underwriters named therein.	Form 6-K	001-37993	1.1	06/22/2018

4.16*+

Loan and Security Agreement among the Registrant, Oxford Finance LLC and ObsEva USA Inc., dated as of August 7, 2019, as amended by the First Amendment to Loan and Security Agreement among the Registrant, Oxford Finance LLC and ObsEva USA Inc., dated as of December 6, 2019 and the Second Amendment to Loan and Security Agreement among the Registrant, Oxford Finance LLC and ObsEva USA Inc., dated as of February 18, 2020

4.17*+	Sublicense Agreement among the Registrant and Hangzhou Yuyuan BioScience Technology Co., Ltd., dated January 13, 2020

8.1	List of subsidiaries of the Registrant	Form F-1	333-215383	21.1	12/30/2016

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers SA

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

*	Filed herewith.
**	Furnished herewith.

†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Confidential treatment has been granted from the Securities and Exchange Commission as to certain portions of this document.
+	Certain portions of this exhibit (indicated by asterisks) have been omitted because they are not material and would likely cause competitive harm to ObsEva SA if publicly disclosed.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ObsEva SA:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ObsEva SA and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive loss, of cash flows and of changes in equity for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle:

As discussed in Note 9 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

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

Emphasis of Matter

As discussed in Note 23 to the consolidated financial statements, the Company will require additional financing to fund future operations. Management’s plans in regard to this matter are also described in Note 23.

/s/ PricewaterhouseCoopers SA

Geneva, Switzerland

March 5, 2020

We have served as the Company’s auditor since 2013.

Consolidated Balance Sheet

(in USD ’000)		As at December 31,
	Notes	2019	2018
ASSETS
Current assets
Cash and cash equivalents	4	69,370	138,640
Other receivables	5	1,044	885
Prepaid expenses	6	4,359	5,715
Total current assets		74,773	145,240
Non-current assets
Right-of-use assets	9	2,042	—
Furniture, fixtures and equipment	7	245	319
Intangible assets	8	26,608	21,608
Other long-term assets	10	275	273
Total non-current assets		29,170	22,200
Total assets		103,943	167,440
LIABILITIES AND EQUITY
Current liabilities
Other payables and current liabilities	5	8,432	2,766
Accrued expenses	6	10,418	14,163
Current lease liabilities	9	618	—
Total current liabilities		19,468	16,929
Non-current liabilities
Non-current lease liabilities	9	1,541	—
Non-current borrowings	12	24,917	—
Post-employment obligations	11	7,946	3,547
Other long-term liabilities	10	1,116	48
Total non-current liabilities		35,520	3,595
Shareholders’ equity
Share capital	13	3,499	3,420
Share premium	13	320,955	314,565
Reserves	13	21,912	12,858
Accumulated losses	13	(297,411)	(183,927)
Total shareholders’ equity		48,955	146,916
Total liabilities and shareholders’ equity		103,943	167,440

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Loss

(in USD ’000, except per share data)
		Year ended December 31,
	Notes	2019	2018	2017
Operating income other than revenue	14	16	15	16
OPERATING EXPENSES
Research and development expenses	15	(88,053)	(62,872)	(54,912)
General and administrative expenses	15	(19,058)	(14,297)	(12,568)
Total operating expenses		(107,111)	(77,169)	(67,480)
OPERATING LOSS		(107,095)	(77,154)	(67,464)
Finance income	17	854	393	590
Finance expense	17	(2,482)	—	(1)
NET LOSS BEFORE TAX		(108,723)	(76,761)	(66,875)
Income tax (expense) / benefit	18	(67)	45	(51)
NET LOSS FOR THE YEAR		(108,790)	(76,716)	(66,926)
Net loss per share
Basic	19	(2.49)	(1.91)	(2.25)
Diluted	19	(2.49)	(1.91)	(2.25)
OTHER COMPREHENSIVE LOSS
Items that will not be reclassified to profit and loss
Remeasurements on post-employment benefit plans		(4,694)	(544)	(142)
Items that may be reclassified to profit or loss
Currency translation differences		—	—	—
TOTAL OTHER COMPREHENSIVE LOSS		(4,694)	(544)	(142)
TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(113,484)	(77,260)	(67,068)

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

(in USD ’000)		Year ended December 31,
	Notes	2019	2018	2017
NET LOSS BEFORE TAX FOR THE YEAR		(108,723)	(76,761)	(66,875)
Adjustments for:
Depreciation expense	7 & 9	737	109	70
Post-employment (benefit) / cost		(477)	(96)	7
Share-based compensation expense	20	11,884	9,152	8,856
Income tax paid		(80)	(11)	—
Finance expense / (income), net		1,628	(359)	(589)
Decrease / (increase) in other receivables		193	(96)	—
Decrease / (increase) in prepaid expenses, deferred costs and other long term-assets		1,356	(4,225)	721
Increase / (decrease) in other payables and current liabilities		5,499	(16)	399
(Decrease) / increase in accrued expenses and other long-term liabilities		(2,628)	8,362	1,696
NET CASH FLOWS USED IN OPERATING ACTIVITIES		(90,611)	(63,941)	(55,715)
Cash used for rental deposits		—	(83)	(96)
Payments for plant and equipment	7	(46)	(188)	(189)
Acquisition of a license	8	(5,000)	—	(5,000)
NET CASH FLOWS USED IN INVESTING ACTIVITIES		(5,046)	(271)	(5,285)
Proceeds from issuance of shares	13	3,206	97,861	156,786
Payment of share issuance costs	13	(119)	(6,881)	(11,042)
Proceeds from exercise of stock-options	13	193	672	—
Proceeds from issuance of debt, net of issuance costs	12	24,736	—	—
Principal elements of lease payments	9	(571)	—	—
Interest paid		(818)	—	(1)
Interest received		—	—	—
NET CASH FLOWS FROM FINANCING ACTIVITIES		26,627	91,652	145,743
Net (decrease) / increase in cash and cash equivalents	3.2	(69,030)	27,440	84,743
Cash and cash equivalents as at January 1,		138,640	110,841	25,508
Effects of exchange rate changes on cash and cash equivalents		(240)	359	590
Cash and cash equivalents as at December 31,	4	69,370	138,640	110,841

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

(in USD ’000)	Notes	Share capital	Share premium	Share- based payments reserve	Foreign currency translation reserve	Total reserves	Accumulated losses	Total
December 31, 2016		1,740	71,966	2,423	(489)	1,934	(39,599)	36,041
Loss for the year		—	—	—	—	—	(66,926)	(66,926)
Other comprehensive loss		—	—	—	—	—	(142)	(142)
Total comprehensive loss		—	—	—	—	—	(67,068)	(67,068)
Issuance of shares - IPO	13	496	96,254	—	—	—	—	96,750
Issuance of shares - PIPE	13	592	59,408	—	—	—	—	60,000
Issuance of shares - EIP 2013	13	36	3,671	(3,671)	—	(3,671)	—	36
Share issuance costs		—	(11,964)	—	—	—	—	(11,964)
Share-based remuneration	20	—	—	8,856	—	8,856	—	8,856
December 31, 2017		2,864	219,335	7,608	(489)	7,119	(106,667)	122,651
Loss for the year		—	—	—	—	—	(76,716)	(76,716)
Other comprehensive loss		—	—	—	—	—	(544)	(544)
Total comprehensive loss		—	—	—	—	—	(77,260)	(77,260)
Issuance of shares - EIP 2013	13	27	2,947	(2,947)	—	(2,947)	—	27
Issuance of shares - June 2018 offering	13	392	77,431	—	—	—	—	77,823
Issuance of shares - ATM program	13	130	19,881	—	—	—	—	20,011
Share issuance costs		—	(6,160)	—	—	—	—	(6,160)
Exercise of stock-options - EIP 2017	20	7	1,131	(466)	—	(466)	—	672
Share-based remuneration	20	—	—	9,152	—	9,152	—	9,152
December 31, 2018		3,420	314,565	13,347	(489)	12,858	(183,927)	146,916
Loss for the year		—	—	—	—	—	(108,790)	(108,790)
Other comprehensive loss		—	—	—	—	—	(4,694)	(4,694)
Total comprehensive loss		—	—	—	—	—	(113,484)	(113,484)
Issuance of shares - EIP 2013	13	21	2,696	(2,696)	—	(2,696)	—	21
Issuance of shares - ATM program	13	56	3,498	—	—	—	—	3,554
Share issuance costs		—	(130)	—	—	—	—	(130)
Exercise of stock-options - EIP 2017	20	2	326	(134)	—	(134)	—	194
Share-based remuneration	20	—	—	11,884	—	11,884	—	11,884
December 31, 2019		3,499	320,955	22,401	(489)	21,912	(297,411)	48,955

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

The Group is focused on the development and commercialization of novel therapeutics for serious conditions that compromise women’s reproductive health and pregnancy. The Group has a portfolio of three mid- to late-stage development in-licensed compounds (linzagolix, OBE022 and nolasiban) being developed in four indications. The Group has no currently marketed products.

These consolidated financial statements are presented in dollars of the United States (USD), rounded to the nearest thousand, except share and per share data, and have been prepared on the basis of the accounting principles described in note 2.

These consolidated financial statements were authorized for issue by the Company’s Board of Directors (the “Board of Directors”) on March 5, 2020.

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

The Company currently consolidates the financial operations of its two fully-owned subsidiaries, ObsEva Ireland Ltd, which is registered in Cork, Ireland and organized under the laws of Ireland, and ObsEva USA Inc., which is registered and organized under the laws of Delaware, USA. ObsEva Ireland Ltd had no operations and no results of operations to report as of December 31, 2019 and 2018.

2.3 Standards and interpretations published by the IASB

The IASB and the International Financing Reporting Standards Interpretations Committee have recently issued new standards and interpretations to be applied to the Group’s consolidated financial statements.

IFRS 16 - Leases

On January 1, 2019, the Group adopted IFRS 16 Leases, which replaced IAS 17 Leases and Related Interpretations. The Group has adopted IFRS 16 retrospectively from January 1, 2019, but has not restated comparatives for the year ended December 31, 2018, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019. The new standard requires lessees to recognize a lease liability measured at the present value of the remaining lease payments and a right-of-use asset for virtually all lease contracts, removing the distinction between operating and finance leases.

In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard:

•	relying on previous assessments on whether leases are onerous as an alternative to performing an impairment review (there were no onerous contracts as at January 1, 2019);
•	accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases;
•	excluding initial direct costs for the measurement of the right-of-use asset at the date of initial application; and
•	using hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The Group has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the Group relied on its assessment made applying IAS 17 and Interpretation 4 Determining whether an Arrangement contains a Lease.

The following table presents the reconciliation between the non-cancellable operating lease commitments reported as of December 31, 2018 and the lease liabilities recognized on January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 4.9%.

(in USD ’000)	Total
Operating lease commitments disclosed as at December 31, 2018	3,074
Discounted using the Group’s incremental borrowing rate at the date of initial application	2,772
(Less): short-term and low-value leases recognized on a straight-line basis as expense	(37)
(Less): adjustments relating to changes in the index or rate affecting variable payments	(28)
Lease liability recognized as at January 1, 2019	2,707
Of which are:
Current lease liabilities	577
Non-current lease liabilities	2,130

Right-of-use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the balance sheet as at December 31, 2018. Right-of-use assets mainly relate to office buildings.

The adoption of IFRS 16 Leases did not have a material impact on the Group’s net loss after tax or on the Group’s loss per share for the year ended December 31, 2019.

No other new standards and amendments applied by the Group in 2019 had a material impact on its consolidated financial statements. In addition, there are no new standards and amendments published but not yet effective that are expected to have a material impact on the consolidated financial statements of the Group.

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

Leases

From January 1, 2019, the Group has changed its accounting policy for leases where the Group is a lessee, as explained in note 2.3. The Group leases various office buildings and equipment, which are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable,
•	variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date,
•	amounts expected to be payable by the Group under residual value guarantees,
•	the exercise price of a purchase option if the Group is reasonably certain to exercise that option,
•	lease payments to be made under reasonably certain extension options, and
•	payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Group, the lessee’s incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability,
•	any lease payments made at or before the commencement date less any lease incentives received,
•	any initial direct costs, and
•	restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life. Payments associated with short-term leases of equipment and vehicles and all leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise small items of office furniture and equipment.

Until December 31, 2018, leases of assets under which all the risks and rewards of ownership are effectively retained by the lessor were classified as operating leases, and payments made are charged to the statement of comprehensive loss on a straight-line basis. The Group did not have any finance leases.

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

Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method. Borrowings that are due within 12 months after the end of the reporting period are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability until more than 12 months after the reporting period.

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

The functional and presentation currencies of the Company is the US dollar (USD), which is also the functional currency of ObsEva USA, Inc.

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

The Group’s activities are not affected by any significant seasonal effect.

The geographical analysis of non-current assets is as follows:

	As at December 31,
in USD ‘000	2019	2018
Switzerland	28,391	21,954
USA	779	246
Total non-current assets	29,170	22,200

The geographical analysis of operating expenses is as follows:

	Year ended December 31,
in USD ‘000	2019	2018	2017
Switzerland	102,492	73,050	63,956
USA	4,619	4,119	3,524
Total operating expenses	107,111	77,169	67,480

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

Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will not necessarily equal to related actual outcome. The following areas involve a higher degree of judgement or complexity or are areas where assumptions and estimates can have a significant impact on the consolidated financial statements:

•

Post-employment obligations: the actuarial valuation involves making assumptions about discount rates, future salary increases, mortality rates and future pension increases. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty (note 11);

•	Leases: the calculation of right of use assets and lease liabilities involves making assumptions about lessee’s incremental borrowing rate and renewal options, which are subject to judgment (note 9);
•	Share-based compensation: the determination of the fair value of the equity instruments granted involves the use of certain assumptions subject to judgement (note 20);
•

Commencement of depreciation and amortization: the depreciation and amortization starts when the assets are available for use in the manner intended by management, which requires judgement (notes 7 and 8);

•

Research and development costs: the Group recognizes expenditure incurred in carrying out its research and development activities until it becomes probable that future economic benefits will flow to the Group, which results in recognizing such costs as intangible assets, involving a certain degree of judgement (note 15);

•

Deferred taxes: the recognition of deferred tax assets requires assessment of whether it is probable that sufficient future taxable profit will be available against which the deferred tax assets can be utilized (note 18);

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

The sensitivity of profit or loss to changes in the exchange rates in the reported periods are as follows:

EUR positions	Increase /decrease exchange rate vs USD	Effect on profit before tax (in USD ‘000)	Effect on shareholders’ equity (in USD ‘000)
2019	+5%	1,248	1,248
	-5%	(1,248)	(1,248)
2018	+5%	770	770
	-5%	(770)	(770)
GBP positions	Increase /decrease exchange rate vs USD	Effect on profit before tax (in USD ‘000)	Effect on shareholders’ equity (in USD ‘000)
2019	+5%	139	139
	-5%	(139)	(139)
2018	+5%	110	110
	-5%	(110)	(110)
CHF positions	Increase /decrease exchange rate vs USD	Effect on profit before tax (in USD ‘000)	Effect on shareholders’ equity (in USD ‘000)
2019	+5%	884	884
	-5%	(884)	(884)
2018	+5%	607	607
	-5%	(607)	(607)

Credit risk

Cash and cash equivalents are deposited with top tier banks and institutions with a short-term rating of “A-1” or “P-1” with Standard & Poor’s and Moody’s, respectively.

The maximum credit risk exposure the Group faces in connection with its financial assets, being cash and cash equivalents and other receivables, is the carrying amounts of these balances as shown in the consolidated balance sheet.

Interest rate risk

Interest rate risks arise from changes in interest rates that may have a negative impact on the Group’s financial position and results. Fluctuations in interest rates lead to changes in interest expense on floating-rate liabilities and thus affect the financial result. The financial liabilities subject to interest rate risk are exclusively floating-rate debt instruments denominated in USD, carried at amortized cost. The Group does not hold hedging instruments to manage the interest rate risk.

The below table shows sensitivity to changes in market interest rates for the Group’s debt instruments.

	Impact on loss before taxes
in USD ‘000	2019	2018
Interest rates - increase by 100 basis points	(47)	—
Interest rates - decrease by 100 basis points	—	—

3.2 Capital and liquidity management

The Group’s principal source of liquidity is the cash reserves which are obtained through the issuance of new shares and debt instruments. The Group’s policy is to invest these funds in low risk investments including interest bearing deposits. The ability of the Group to maintain adequate cash reserves to sustain its activities in the medium term is subject to risk as it is highly dependent on the Group’s ability to raise further funds from the sale of new shares.

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

A reconciliation of the net debt position is shown in the table below.

(in USD ’000)	Borrowings	Lease liabilities	Total liabilities from financing activities	Cash and cash equivalents	Total
Net debt as at January 1, 2018	—	—	—	110,841	110,841
Cash flows	—	—	—	27,440	27,440
Foreign exchange adjustments	—	—	—	359	359
Net debt as at December 31, 2018	—	—	—	138,640	138,640
Recognized on adoption of IFRS 16	—	(2,707)	(2,707)	—	(2,707)
	—	(2,707)	(2,707)	138,640	135,933
Cash flows	(24,736)	690	(24,047)	(69,030)	(93,077)
Interest expense	(368)	(119)	(486)	—	(486)
Foreign exchange adjustments	—	(23)	(23)	(240)	(263)
Net debt as at December 31, 2019	(25,104)	(2,159)	(27,263)	69,370	42,107

In addition, the maturity profile of the Group’s financial liabilities is presented in the table below.

(in USD ’000)	Carrying amount	Total undiscounted cash flows	up to 1 year	1 to 5 years	Maturities more than 5 years
Trade and other payables	(7,873)	(7,873)	(7,873)	—	—
Borrowings	(25,104)	(34,852)	(2,206)	(32,646)	—
Lease liabilities	(2,159)	(2,336)	(709)	(1,627)	—
Total as at December 31, 2019	(35,136)	(45,061)	(10,788)	(34,273)	—

As at December 31, 2018, all financial liabilities had a contract maturity within one year.

3.3 Fair value estimation and financial instruments

The carrying value less impairment provision of receivables and payables approximate their fair values due to their short-term nature.

All financial assets and liabilities, respectively, are held at their amortized cost.

The Group’s financial assets consist of cash and cash equivalents and other receivables which are classified as financial assets at amortized cost according to IFRS 9. The Group’s financial liabilities consist of debt instruments, other payables and accruals which are classified as liabilities at amortized cost according to IFRS 9.

4. Cash and cash equivalents

	As at December 31,
in USD ‘000	2019	2018
Bank deposits	69,370	138,640
Interest bearing deposits	—	—
Total cash and cash equivalents	69,370	138,640

Split by currency:

	2019	2018
CHF	14%	5%
USD	73%	89%
EUR	12%	5%
GBP	1%	1%

5. Receivables and payables

As at December 31, 2019 and 2018, other receivables consist mainly of reimbursements to be received from third parties, including VAT, insurance premiums and shared-costs of research and development studies, and other payables and other current liabilities include mainly costs of clinical services. All receivables and payables are due from and to third parties and carried at amortized cost.

All payables have a contract maturity within one year.

6. Prepaid and accrued expenses

As at December 31, 2019 and 2018, prepaid expenses mainly consist of advance or milestone payments made as part of our ongoing clinical trials.

As at December 31, 2019 and 2018, accrued expenses consisted of the following:

	As at December 31,
in USD ‘000	2019	2018
Accrued research and development expenses	7,244	10,734
Accrued compensation-related expenses	1,882	2,364
Accrued other expenses	1,292	1,065
Total accrued expenses	10,418	14,163

7. Furniture, fixtures and equipment

in USD ‘000	2019	2018
Net book value as at January 1	319	323
Additions	46	105
Depreciation charge	(120)	(109)
Currency translation effects	—	—
Net book value as at December 31	245	319
Total cost	653	600
Accumulated depreciation	(408)	(281)

Furniture, fixtures and equipment assets mainly consist of office furniture and leasehold improvements.

8. Intangible assets

in USD ‘000	2019	2018
Net book value as at January 1	21,608	21,608
Additions	5,000	—
Amortization charge	—	—
Currency translation effects	—	—
Net book value as at December 31	26,608	21,608
Total cost	26,608	21,608
Accumulated amortization	—	—

As at December 31, 2019, the Group holds a number of licenses to operate several biopharmaceutical product candidates, the value of which is recorded at USD 26.6 million (2018: USD 21.6 million).

Merck Serono licenses

On August 28, 2013, the Group in-licensed nolasiban for USD 4.9 million from Ares Trading S.A., an affiliate of Merck Serono (“Merck Serono”).

In June 2015, the Group acquired the in-license for OBE022 from Merck Serono for an amount of USD 2.4 million.

Kissei license

On November 19, 2015, the Group entered into an exclusive in-license and supply agreement with Kissei Pharmaceutical Co., Ltd. (“Kissei”) to acquire the product candidate linzagolix (formerly OBE2109) for which Kissei successfully completed a Phase 2 trial in Japan. This in-license agreement grants the Group an exclusive license to use, develop and commercialize the product candidate worldwide excluding certain Asian countries. This in-license was acquired for an upfront cash consideration of USD 10 million, with additional contingent payments upon occurrence of certain milestones (note 21).

On April 25, 2017, the Group announced the initiation of its Phase 3 clinical program for linzagolix in uterine fibroids and related activation of sites and start of recruitment. This event triggered the recognition and payment of a USD 5.0 million milestone to Kissei during the second quarter of 2017, that was accounted for as an intangible asset.

Similarly, on May 9, 2019, the Group announced the initiation of its Phase 3 clinical program for linzagolix in endometriosis, which includes the EDELWEISS 2 and EDELWEISS 3 clinical trials. On July 19, 2019, the Group randomized the first patient as part of the EDELWEISS 2 trial, resulting in a milestone payment of USD 5 million to Kissei, accounted for as an intangible asset.

The Group has concluded that the Merck Serono licenses and the Kissei license acquisitions do not qualify as business combinations per IFRS 3, as the Group did not acquire processes that are capable of producing outputs given the in-licensed compounds are very early-stage.

Amortization and impairment

The licenses are currently not amortized as no regulatory and marketing approvals were obtained. The Group's intangible assets are subject to a multi-phase clinical trials process, and as of December 31, 2019, the Group does not expect to receive regulatory and marketing approvals and potentially start the commercialization of pharmaceutical products until another few years, if at all.

In accordance with IAS 38, the licenses have been reviewed for impairment by assessing the fair value less costs of disposal (“FVLCOD”). The valuation is considered to be Level 3 in the fair value hierarchy due to unobservable inputs used in the valuation. No impairment was identified.

The key assumptions used in the valuation model (income approach) to determine the FVLCOD of the licenses are as follows:

•	Expected research and development costs;

•	Probabilities of achieving development milestones based on industry standards;
•	Reported disease prevalence;
•	Expected market share;
•	Commercialization expectations;
•	Drug reimbursement, costs of goods and marketing expenses; and
•	Expected patent life.

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

The Group has also collectively reviewed its licenses for impairment on the basis of the market capitalization for the entire Group as at December 31, 2019 less the value of its tangible assets as well as cash and cash equivalents. This analysis resulted in a headroom exceeding USD 110.0 million. The valuation is considered to be Level 1 in the fair value hierarchy and further supported the Group’s conclusion that no impairment was identified as of December 31, 2019 and 2018.

9. Leases

The consolidated financial statements show the following amounts relating to leases:

Right-of-use assets

in USD ‘000	2019
Net book value as at January 1*	2,658
Additions	—
Depreciation charge	(616)
Currency translation effects	—
Net book value as at December 31	2,042
Total cost	2,658
Accumulated depreciation	(616)
*Value recognized upon transition to IFRS 16. See note 2.3

Rights-of-use assets mainly relate to office buildings. The expense relating to short-term and low-value leases is not material. The total cash outflow for leases in 2019 was USD 0.7 million.

Lease liabilities

	As at
in USD ‘000	December 31, 2019	January 1, 2019*
Current	618	577
Non-current	1,541	2,130
Total lease liabilities	2,159	2,707
*Value recognized upon transition to IFRS 16. See note 2.3

The lease liabilities have been measured based on the Group’s weighted average incremental borrowing rate of 4.9%. The maturity of the lease liabilities is provided in note 3.2.

10. Other long-term assets and liabilities

The Group’s other long-term assets mainly consist of security rental deposits for the Group’s offices.

The Group’s other long-term liabilities consist of various provisions.

11. Post-employment benefits

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

In 2018, the pension fund changed the pension conversion rates, which has been considered as an amendment of the pension plan. In 2019, the contributions levels for certain employees was changed, which also has been considered as a plan amendment.

in USD ‘000	2019	2018
Change in defined benefit obligation
Defined benefit obligation at January 1,	(14,502)	(12,230)
Current service cost	(1,269)	(1,046)
Interest cost	(140)	(101)
Net benefits paid	(4,071)	(888)
Currency translation effects	(536)	137
Remeasurements:
Impact of plan amendment	527	172
Effect of changes in demographic assumptions	366	—
Effect of changes in financial assumptions	(3,037)	96
Effect in experience assumptions	(2,043)	(642)
Defined benefit obligation at December 31,	(24,705)	(14,502)

in USD ‘000	2019	2018
Change in plan assets
Fair value of plan assets at January 1,	10,955	9,131
Interest income	115	80
Employer contributions	622	479
Employee contributions	622	479
Net benefits paid	4,071	888
Currency translation effects	354	(104)
Remeasurements: return on plan assets (excluding interest income)	20	2
Fair value of plan assets at December 31,	16,759	10,955

	Year ended December 31,
in USD ‘000	2019	2018
Components of defined benefit cost
Current service cost	1,269	1,046
Interest expense on defined benefit obligation	140	101
Interest income on plan assets	(115)	(80)
Employee contributions	(622)	(479)
Impact of plan amendment	(527)	(172)
Total included in staff costs (note 16)	145	416

	Year ended December 31,
in USD ‘000	2019	2018
Remeasurements recognized in other comprehensive loss
Effect of changes in demographic assumptions	366	—
Effect of changes in financial assumptions	(3,037)	96
Effect in experience assumptions	(2,043)	(642)
Return on plan assets (excluding interest income)	20	2
Total remeasurements recognized as other comprehensive loss	(4,694)	(544)
Cumulative amount of remeasurements immediately recognized in other comprehensive loss	(8,819)	(4,125)

	As at December 31,
in USD ‘000	2019	2018
Amounts recognized in the statement of financial position
Defined benefit obligation	(24,705)	(14,502)
Fair value of plan assets	16,759	10,955
Net liability	(7,946)	(3,547)

in USD ‘000	2019	2018
Change in defined benefit liability
Net defined benefit liability at January 1,	(3,547)	(3,099)
Defined benefit cost included in statement of comprehensive loss	(145)	(416)
Total remeasurements included in other comprehensive loss	(4,694)	(544)
Employer contributions	622	479
Currency translation effects	(182)	33
Net defined benefit liability at December 31,	(7,946)	(3,547)

As of the date of preparation of these consolidated financial statements, the annual report for 2019 of the pension fund has not yet been issued, and therefore the detailed structures and assets held at December 31, 2019, are not currently available for presentation. The detailed structures and assets held at December 31, 2018, are as follows:

Plan assets	As at December 31, 2018
Cash	3.0%
Bonds	59.0%
Shares	12.9%
Real estate	17.1%
Mortgages	8.0%
Alternative investments	—
Total	100.0%

The principal actuarial assumptions used were as follows:

	2019	2018
Discount rate	0.20%	0.85%
Salary increase (including inflation)	1.00%	1.00%
Rate of pension increases	0.25%	0.25%
Post-employment mortality table	LPP 2015 G	LPP 2015 G

Sensitivity analysis illustrates the sensitivity of the Group defined benefit obligation at December 31, 2019 by varying the discount rate and the salary increase rate by plus / minus 50 basis points:

in USD ‘000	Discount rate	Discount rate	Salary increase	Salary increase	Rate of pension increase	Rate of pension increase
Sensitivity analysis	plus 50bps	minus 50bps	plus 50bps	minus 50bps	plus 25bps	minus 25bps
Discount rate	0.70%	(0.30)%	0.20%	0.20%	0.20%	0.20%
Salary increase	1.00%	1.00%	1.50%	0.50%	1.00%	1.00%
Rate of pension increases	0.25%	0.25%	0.25%	0.25%	0.50%	0.00%
Defined benefit obligation	(22,399)	(27,416)	(24,754)	(24,658)	(25,426)	(24,022)

Average duration of the defined benefit obligation					2019	2018
Duration in years					20.2	18.9

The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.

Expected contributions by the employer to be paid to the post-employment benefit plans during the annual period beginning after the end of the reporting period amount to approximately USD 730,000.

12. Borrowings

In August 2019, the Company entered into a loan and security agreement, or the credit facility, with Oxford Finance LLC for a term loan of up to USD 75.0 million, subject to funding in three tranches. The Company received gross proceeds of USD 25.0 million, net of transaction costs of USD 0.3 million, from the first tranche of the credit facility upon entering into the agreement and intends to use the funds for its various clinical trials programs. The second tranche of USD 25.0 million was available to be drawn at the Company’s option between December 1, 2019 and January 31, 2020 upon positive results in the Phase 3 IMPLANT 4 clinical trial of nolasiban. Since the primary endpoint of the IMPLANT 4 clinical trial was not successfully met, the Company was not eligible to draw the second tranche. The third tranche of USD 25.0 million may be drawn at the Company’s option between August 1, 2020 and September 30, 2020 upon positive results in the Phase 3 PRIMROSE 1 and PRIMROSE 2 clinical trials of linzagolix.

The credit facility is presented in the balance sheet as follows:

	As at December 31,
in USD ‘000	2019	2018
Face value of Oxford loan	25,000	—
Transaction costs	(264)	—
	24,736	—
Interest expense	1,067	—
Interest paid	(699)	—
Total borrowings	25,104	—
Of which are:
Current	187	—
Non-current	24,917	—

The credit facility is secured by substantially all of the Company’s assets, including cash and cash equivalents as well as the Company’s intellectual property and licenses. Each tranche bears interest at a floating interest rate of thirty day U.S. LIBOR, plus 6.25%, or a minimum of 8.68% per year in total. The Company is required to make monthly interest-only payments on each tranche through the amortization start date on August 1, 2022. The credit facility will mature on August 1, 2024, at which date a final fee payment of 6.75% of each funded tranche will be due, resulting in an effective interest rate of 10.32% per year. The credit facility contains customary conditions to borrowings and events of default and contains various negative covenants limiting the Company’s ability to, among other things, transfer or sell certain assets, allow changes in business, ownership or business locations, consummate mergers or acquisitions, incur additional indebtedness, create liens, pay dividends or make other distributions and make investments. As of December 31, 2019, the Company was in compliance with its covenants.

13. Shareholders’ equity

		in USD ‘000
	Number of common shares	Share capital	Share premium	Total
January 1, 2018	36,342,945	2,864	219,335	222,199
Issuance of shares - EIP 2013	347,509	27	2,947	2,974
Issuance of shares - June 2018 offering	5,056,721	392	77,431	77,823
Issuance of shares - ATM program	1,600,851	130	19,881	20,011
Share issuance costs	—	—	(6,160)	(6,160)
Exercise of stock-options - EIP 2017	95,885	7	1,131	1,138
December 31, 2018	43,443,911	3,420	314,565	317,985

		in USD ‘000
	Number of common shares	Share capital	Share premium	Total
January 1, 2019	43,443,911	3,420	314,565	317,985
Issuance of shares - EIP 2013	261,984	21	2,696	2,717
Issuance of shares - ATM program	691,133	56	3,498	3,554
Share issuance costs	—	—	(130)	(130)
Exercise of stock-options - EIP 2017	26,420	2	326	328
December 31, 2019	44,423,448	3,499	320,955	324,454

Share capital and share premium

As at December 31, 2019, the total outstanding share capital of USD 3.5 million, fully paid, consists of 44,423,448 common shares, excluding 168,641 non-vested shares and 3,975,516 treasury shares. As at December 31, 2018, the total outstanding share capital of USD 3.4 million, fully paid, consisted of 43,443,911 common shares, excluding 430,625 non-vested shares and 1,602,601 treasury shares. All shares have a nominal value of 1/13 of a Swiss franc, translated into USD using historical rates at the issuance date.

In March 2018, the Company issued 3,499,990 common shares at par value of 1/13 of a Swiss franc per share. The shares were subscribed by the Company and are held as treasury shares, hence the operation did not impact the share capital. Share issuance costs of USD 11 thousand related to the operation were recorded as a deduction in equity.

In May 2018, the Company sold 1,600,851 treasury shares at a price of USD 12.50 per share, from its “at the market” (ATM) program, generating gross proceeds of USD 20.0 million. Directly related share issuance costs of USD 0.6 million were recorded as a deduction in equity.

In June 2018, the Company completed an underwritten public offering of 4,750,000 common shares at a price of USD 15.39 per share, with an option to issue to an additional 712,500 common shares (the “follow-on offering”). The gross proceeds of USD 73.1 million resulting from this transaction have been recorded in equity net of directly related share issuance costs of

USD 5.3 million. Subsequent to the initial closing of the follow-on offering, on July 19, 2018, the Company sold an additional 306,721 common shares for total gross proceeds of USD 4.7 million (USD 15.39 per share). These shares were sold pursuant to the 30-day option granted in connection with the follow-on offering to purchase up to an additional 712,500 common shares. Directly related share issuance costs amounted to USD 0.3 million.

In July 2019, the Company issued 3,064,048 common shares at par value of 1/13 of a Swiss franc per share. The shares were fully subscribed for by the Group, and are held as treasury shares, hence the operation did not impact the share capital.

During the year ended December 31, 2019, the Company sold a total of 691,133 treasury shares at an average price of USD 5.14 per share, as part of its ATM program initiated in May 2018. These multiple daily transactions generated total gross proceeds of USD 3.6 million. Directly related share issuance costs of USD 0.1 million were recorded as a deduction in equity.

Equity incentive plans

In 2019, the Company issued 261,984 common shares (2018: 347,509) under its 2013 EIP (see note 20). All shares issued under the 2013 EIP have a nominal value of 1/13 of a Swiss franc, translated into USD using historical rates at the issuance date.

Authorized share capital

The authorized share capital that is not outstanding is as follows:

	As at December 31,
Number of shares	2019	2018
Authorized share capital	19,681,753	15,565,620

14. Revenue and other operating income

The Group currently derives no revenue from sales of its biopharmaceutical product candidates.

Operating income other than revenue mainly relates to compensation received from the Swiss tax authorities as the Company acts as collecting agent of the withholding tax on salaries.

15. Operating expenses by nature

	Year ended December 31,
in USD ‘000	2019	2018	2017
External research and development costs	70,531	49,480	43,268
Staff costs (note 16)	24,556	19,537	17,999
Professional fees	7,072	3,871	2,862
Rents	21	827	592
Travel expenses	1,398	1,044	1,073
Patent registration costs	882	1,002	426
Depreciation	737	109	70
Other	1,914	1,299	1,190
Total operating expenses by nature	107,111	77,169	67,480

Due to the difficulty in assessing when research and development projects would generate revenue, the Group expenses all research and development costs on the consolidated statement of comprehensive loss. In 2019, research and development expenses amounted to USD 88.1 million (2018: USD 62.9 million, 2017: USD 54.9 million).

The depreciation expense has been allocated as follows:

	Year ended December 31,
in USD ‘000	2019	2018	2017
Research and development expenses	429	63	44
General and administrative expenses	308	46	26
Total depreciation	737	109	70

16. Staff costs

	Year ended December 31,
in USD ‘000	2019	2018	2017
Wages and salaries	10,403	9,023	7,715
Social charges	2,124	946	993
Post-employment benefits expense	145	416	435
Share-based payments	11,884	9,152	8,856
Total staff costs	24,556	19,537	17,999

The Group employed on average 48.5 full-time equivalents (“FTE”) in 2019, compared to 39.6 FTE in 2018 and 32.3 FTE in 2017, and 50.1 FTE as at December 31, 2019 compared to 43.2 FTE as at December 31, 2018 and 37.7 FTE as at December 31, 2017.

For the year ended December 31, 2019, the post-employment benefits line includes a gain of USD 527 thousand relating to the plan amendment enacted in 2019 (2018: 172 thousand, 2017: nil).

17. Finance income and expense

Our finance income and expense primarily consist of foreign exchange gain and loss as well as interest expense associated with our lease liabilities and debt instruments.

	Year ended December 31,
	2019	2018	2017
	(in thousands)
Foreign exchange (loss) / gain	$(442)	$393	$589
Interest expense	(1,186)	—	—
Finance result, net	$(1,628)	$393	$589

18. Income taxes and deferred taxes

The Group is subject to income taxes in Switzerland, Ireland and the United States.

The Company is subject in Switzerland to a municipal and cantonal income tax rate of 22.6% and to a federal tax rate of 8.5% on its profits after tax. It is entitled to carry forward any loss incurred for a period of seven years and can offset such losses carried forward against future taxes. In 2015, the Company was granted by the State Council of the Canton of Geneva an exemption of income and capital tax at municipal and cantonal levels for the period from 2013 until 2022. Because of this exemption, and the fact that the Company has incurred net losses since its inception, no income tax expense at the municipal, cantonal or federal levels was recorded in the Company for the years ended December 31, 2019 and 2018. Additionally, due to the uncertainty as to whether it will be able to use its net loss carryforwards for tax purposes in the future, no deferred taxes have been recognized on the balance sheet of the Company as of December 31, 2019 and December 31, 2018.

On May 19, 2019, the Canton of Geneva approved the implementation of the national proposal of the tax law named “Federal Act on Tax Reform and AHV Financing” (TRAF). This new tax law results in the abolition of special tax status companies at cantonal level (privileged taxation as holding company, mixed company and domiciliary company), and introduces a range of tax measures including the reduction of corporate income tax rate and capital tax base. As a result of this reform, the

Company will be subject to a municipal and cantonal income tax rate of 14.0%, effective on January 1, 2020, while keeping the benefit of the exemption granted in 2013. Since the Company has incurred recurring losses since inception, it does not expect a significant impact resulting from the implementation of the TRAF.

The following table details the tax losses carry forwards of the Company and their respective expiring dates.

Expiring tax losses

	As at December 31,
in USD ‘000	2019	2018
2020	2,950	2,896
2021	11,687	11,473
2022	16,394	16,093
2023	28,879	28,349
2024	59,103	58,019
2025	68,662	67,403
2026	99,915	—
Total unrecorded tax losses carry forwards	287,590	184,233

The Company’s Irish subsidiary has no activity, and, therefore, no income tax expense was recorded in such entity for the years ended December 31, 2019 and 2018.

The Company’s U.S. subsidiary, ObsEva USA Inc., is a service organization for the Group and is therefore subject to taxes on the revenues generated from its services to the Group that are charged based upon the U.S. subsidiary’s cost plus arrangement with the Group. The profits of the U.S. subsidiary for the year ended December 31, 2019 and 2018 were subject to a total U.S. income tax rate of 27.3% based on both the U.S. federal and Massachusetts state tax rates. The income tax for the year ended December 31, 2019 and 2018 were USD 67 thousand and USD (45) thousand, respectively. Additionally, since ObsEva USA Inc. is totally dependent on ObsEva SA for revenue, there is uncertainty as to whether ObsEva USA Inc. will be able to use a deferred tax asset for tax purposes in the future, therefore, no deferred taxes have been recognized on the balance sheet of the Group as of December 31, 2019 and December 31, 2018.

The following elements explain the difference between the income tax expense at the applicable Group tax rate and the effective income tax expense:

	Year ended December 31, 2019
in USD ‘000	ObsEva SA	ObsEva USA	Total Group
Net loss before tax	(107,120)	(1,603)	(108,723)
Statutory tax rate (blended at Group level)	7.8%	27.3%	8.1%
Income tax credit at statutory tax rates	(8,355)	(438)	(8,793)
Tax impact of permanent differences	770	76	846
Temporary differences not recognized as deferred tax assets	—	448	448
Adjustments for current tax of prior periods	—	—	—
Tax on losses not recognized as deferred tax assets	7,586	(19)	7,567
Effective income tax expense	—	67	67
Effective tax rate	0.0%	(4.2)%	(0.1)%

	Year ended December 31, 2018
in USD ‘000	ObsEva SA	ObsEva USA	Total Group
Net loss before tax	(75,616)	(1,145)	(76,761)
Statutory tax rate (blended at Group level)	7.8%	27.3%	8.1%
Income tax credit at statutory tax rates	(5,898)	(313)	(6,211)
Tax impact of permanent differences	602	76	678
Temporary differences not recognized as deferred tax assets	—	251	251
Adjustments for current tax of prior periods	—	(59)	(59)
Tax on losses not recognized as deferred tax assets	5,296	—	5,296
Effective income tax credit	—	(45)	(45)
Effective tax rate	0.0%	3.9%	0.1%

19. Loss per share

As of December 31, 2019, 2018 and 2017, the Company has one category of shares, which are common shares, since the Company’s non-voting shares and series A and series B preferred shares were converted into common shares upon the closing of the IPO on January 25, 2017.

The basic loss per share is calculated by dividing the loss of the period attributable to the ordinary shares by the weighted average number of ordinary shares (common and non-voting) outstanding during the period as follows:

Year ended December 31, 2019
Common shares
Net loss attributable to shareholders (in USD ‘000)	(108,790)
Weighted average number of shares outstanding	43,674,746
Basic and diluted loss per share (in USD)	(2.49)

Year ended December 31, 2018
Common shares
Net loss attributable to shareholders (in USD ‘000)	(76,716)
Weighted average number of shares outstanding	40,172,498
Basic and diluted loss per share (in USD)	(1.91)

Year ended December 31, 2017
Common shares
Net loss attributable to shareholders (in USD ‘000)	(66,926)
Weighted average number of shares outstanding	29,799,047
Basic and diluted loss per share (in USD)	(2.25)

For the year ended December 31, 2019, 168,641 non-vested shares and 4,626,385 shares issuable upon the exercise of stock-options, which would have an anti-dilutive impact on the calculation of the diluted earnings per share, were excluded from the calculation. For the year ended December 31, 2018, 430,625 non-vested shares and 3,028,275 shares issuable upon the exercise of stock-options were excluded. For the year ended December 31, 2017, 778,134 non-vested shares and 1,866,740 shares issuable upon the exercise of stock-options were excluded.

20. Share-based compensation

The total expenses arising from share-based payment transactions recognized during the period as part of staff costs were as follows:

	Year ended December 31,
in USD ‘000	2019	2018	2017
Employee 2013 EIP	1,006	2,242	5,497
Employee 2017 EIP	10,878	6,910	3,359
Total share-based compensation	11,884	9,152	8,856

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

The Group has no present obligation to repurchase or settle the shares in cash.

	2019	2018	2017
Number of shares issued under the 2013 EIP	261,984	347,509	454,548
Expense arising from the 2013 EIP (in USD ’000)	1,006	2,242	5,497

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

Employee equity incentive plan 2017

The Company established in 2017 the 2017 EIP for Beneficiaries of the Group, under which 1,683,303 and 1,317,420 stock-options were granted during the year ended December 31, 2019 and 2018, respectively. The stock-options vest under a 3-year or 4-year vesting schedule, have a 10-year expiration term and have an exercise price equivalent to the share price at grant date. Certain grants also include non-market performance vesting conditions, common to all employees, regularly assessed to determine the numbers of awards expected to vest.

Movements in the number of stock-options outstanding under the 2017 EIP were as follows:

	2019		2018
	Average exercise price (USD)	Number of options	Average exercise price (USD)	Number of options
At January 1,	11.39	3,028,275	9.19	1,866,740
Granted	8.89	1,683,303	13.98	1,317,420
Forfeited/Expired	10.94	(58,773)	6.98	(60,000)
Exercised	7.32	(26,420)	7.01	(95,885)
At December 31,	10.51	4,626,385	11.39	3,028,275

The weighted average share price at the date of exercise of options exercised during the years ended December 31, 2019 and 2018 was USD 11.64 and USD 13.04, respectively.

The outstanding stock-options have the following range of exercise prices and remaining contractual life:

	As at December 31,
Range of exercise prices	2019	2018
USD 15.00 to USD 17.99	361,500	361,500
USD 12.00 to USD 14.99	1,276,240	1,109,370
USD 9.00 to USD 11.99	1,458,595	1,185,905
USD 6.00 to USD 8.99	1,530,050	371,500
Total outstanding options	4,626,385	3,028,275
out of which are exercisable	1,312,557	447,538
Weighted-average remaining contractual life (in years)	8.8	9.2

The weighted average fair value of the stock-options granted during the years ended December 31, 2019 and 2018, determined using a Black-Scholes model was USD 6.45 and USD 10.36, respectively. The significant inputs to the model were:

	2019	2018
Weighted average share price at grant date	USD 8.89	USD 13.98
Weighted average exercise price	USD 8.89	USD 13.98
Weighted average 10-year volatility	65%	65%
Dividend yield	0%	0%
Weighted average 10-year risk free rate	1.88%	3.06%

Since the Company has a short track record as a public company, expected volatility has been determined based on the historical trend of an appropriate sample of public companies operating in the biotech and pharmaceutical industry.

21. Commitments and contingencies

Operating lease commitments

The Group leases arrangements mostly relate to buildings offices for its headquarters in Geneva, Switzerland and its subsidiary’s lease in Boston, Massachusetts, USA.

From January 1, 2019, the Group has applied IFRS 16 Leases, and recognized right-of-use assets for its leases, except for short-term and low-value leases, as indicated in note 2.3. Future lease liabilities payments and associated maturities are provided in note 3.2.

	As at December 31,
in USD ‘000	2019	2018
Within 1 year	—	705
Later than 1 year and no later than 5 years	—	2,369
Later than 5 years	—	—
Total	—	3,074

Contingencies

As a result of the licenses granted to the Group, the following contingencies are to be noted:

Kissei license

Under the terms of the license and supply agreement, the Group would be obligated to make milestone payments upon the achievement of specified regulatory milestones with respect to linzagolix. The total of all potential undiscounted future payments that the Group could be required to make under this arrangement ranges between USD 0 and USD 188 million, of which USD 10 million have already been paid.

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

Merck Serono licenses

Under the terms of the two license agreements with Merck Serono for OBE022 and nolasiban, the Group would be obligated to pay Merck Serono a high-single digit and a mid-single digit royalty, respectively, of net sales generated by the Group, its affiliates or sub-licensees of any product containing the in-licensed compounds.

22. Related parties transactions

As of December 31, 2019, the Group’s related parties include key management (Board of Directors and Executive Committee) and members of their immediate families. The following transactions were carried out with related parties:

•	Key management remuneration

The Board of Directors is composed of eight members, whereas the Executive Committee is composed of five members (2018:seven). The following table sets forth the total remuneration recorded for members of the Board of Directors and Executive Committee:

	Year ended December 31,
in USD ‘000	2019	2018
Short-term employee benefits (including base and variable cash remuneration)	4,181	4,150
Post-employment benefits	186	117
Share-based payments	8,485	6,125
Total	12,852	10,392

•	Other transactions with related parties

There were no other significant transactions with related parties during the years presented.

23. Going concern

The Group fulfills its obligations by the use of its cash reserves. The Group has incurred recurring losses since inception, including net losses of USD 108.8 million for the year ended December 31, 2019. As of December 31, 2019, the Group had accumulated losses of USD 328.0 million, out of which USD 30.6 million were offset with share premium. The Group expects to continue to generate operating losses in the foreseeable future, and that it will be able to meet all of its obligations as they fall due for at least 12 months from the date these financial statements are issued, hence, the audited consolidated financial statements have been prepared on a going concern basis. However, the future viability of the Group beyond that point is dependent on its ability to raise additional capital to finance its future operations. The Group will seek additional funding through public or private financings, debt financing or collaboration agreements. The inability to obtain funding, as and when needed, would have a negative impact on the Group’s financial condition and ability to pursue its business strategies. If the Group is unable to obtain funding, the Group could be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects, or the Group may be unable to continue operations. Although management intends to pursue plans to obtain additional funding to finance its operations, there is no assurance that the Group will be successful in obtaining sufficient funding on terms acceptable to the Group to fund continuing operations, if at all, which could have material adverse effect on the Group’s business, results of operations and financial conditions.

24. Events after the reporting period

ATM proceeds

From January 1, 2020 until February 28, 2020, the Group sold an additional 1,731,922 treasury shares at an average price of USD 3.65 per share, as part of its ATM program. Total gross proceeds amounted to USD 6.3 million.

There were no other material events after the balance sheet date.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OBSEVA SA

/s/ Ernest Loumaye
By:	Ernest Loumaye
Title:	Chief Executive Officer (Principal Executive Officer)

Date: March 5, 2020