Form 20-F
period 2020-12-31
ObsEva SA
filed 2021-03-05
CIK 1685316

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Brian O’Callaghan

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

Common shares, par value CHF 1/13 per share: 57,552,578 common shares outstanding as of December 31, 2020

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

We present our consolidated financial statements in U.S. dollars and in accordance with International Financial Reporting Standards, or IFRS. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this Annual Report on Form 20-F, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this Annual Report on Form 20-F, the words “anticipate,” “believe,” “continue” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “ongoing,” “objective,” “plan,” “potential,” “predict,” “should,” “will” and “would,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•

the success, cost, timing and potential indications of our product candidates’ development activities and clinical trials, including our ongoing and future trials of linzagolix, ebopiprant (formerly OBE022) and nolasiban;

•

our ability to obtain and maintain regulatory approval of our product candidates, including linzagolix, ebopiprant and nolasiban, in any of the indications for which we plan to develop them, and any related restrictions, limitations or warnings in the label of an approved product;

•	the results of ongoing or future clinical trials, including of linzagolix, ebopiprant and nolasiban;
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

•	the timing and amount of milestone and royalty payments we are required to make under our license agreements;

•	our ability to attract and retain qualified employees and key personnel;
•	our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;
•	the activities of our competitors and the success of competing therapies that are or become available;
•	our plans to in-license or acquire additional product candidates;
•	how long we will qualify as an emerging growth company or a foreign private issuer;
•	our estimates regarding future revenue, expenses and needs for additional financing;
•	our ability to build our commercialization organization;
•	the duration, severity and impact on our operations and clinical trials of the COVID-19 pandemic;
•	regulatory developments in the United States and foreign countries; and
•	other risks and uncertainties, including those listed in this section of this Annual Report on Form 20-F titled “Item 3.D—Risk Factors.”

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

SUMMARY OF RISK FACTORS

Our business faces significant risks. If any of the following risks are realized, our business, financial condition and results of operations could be materially and adversely affected. You should carefully review and consider the full discussion of our risk factors set forth under the caption “Risk Factors” in Item 3.D. in Part I of this Annual Report on Form 20-F. Some of the more significant risks include the following:

•

We have incurred significant operating losses since inception and anticipate we will continue to incur substantial operating losses for the foreseeable future and may never achieve or maintain profitability;

•

We have a limited operating history and have never generated any revenue from product sales, which may make it difficult to evaluate the success of our business to date and to assess our future viability;

•

If we are unable to raise capital when needed or on terms favorable to us, we could be forced to curtail our planned operations and the pursuit of our growth strategy; in addition, the incurrence of debt may impact our financial position and subject us to additional financial and operating restrictions;

•	Raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our intellectual property or future revenue streams;
•	Our business could be materially adversely affected by the effects of health pandemics or epidemics, including the ongoing COVID-19 pandemic;
•	If we do not obtain regulatory approval for and successfully commercialize one or more of our product candidates or experience significant delays in doing so, we may never become profitable;
•

Clinical trials are very expensive, time-consuming and difficult to design and implement and involve uncertain outcomes, and may be delayed, suspended or terminated for many reasons. Furthermore, results of earlier preclinical studies and clinical trials may not be predictive of future results;

•

The regulatory approval process of the FDA, EMA or any comparable foreign regulatory agency may be lengthy, time-consuming and unpredictable, and the results of our clinical trials may not satisfy the requirements of the FDA or other applicable foreign regulatory authorities, and we may incur additional costs or experience delays in completing, or be unable to complete, the development and commercialization of such product candidate;

•

Our clinical trials may fail to demonstrate the safety and efficacy of our product candidates, or serious adverse or unacceptable side effects may be identified during the development of our product candidates, which could prevent or delay regulatory approval and commercialization, increase our costs or necessitate the abandonment or limitation of the development of some of our product candidates;

•	We may not be successful in our efforts to in-license or acquire additional product candidates;
•

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success;

•	We may become exposed to costly and damaging liability claims at either the clinical or commercial stage, and our product liability insurance may not cover all damages from such claims;
•	We have never commercialized a product candidate and we may not be able to successfully commercialize any of our products that receive regulatory approval on our own or with collaborators;
•

Failure to obtain or maintain coverage and adequate reimbursement for our product candidates, if approved, could limit our ability to market those products and decrease our ability to generate revenue;

•	Even if we obtain regulatory approval for linzagolix, ebopiprant, nolasiban or future product candidates, they will remain subject to ongoing regulatory oversight;
•

Off-label use is common in the indications for which our product candidates are under development, which may result in enforcement actions by the FDA and other regulatory agencies for violations of the laws and regulations prohibiting the promotion of off-label uses;

•

Even if any of our product candidates receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success;

•

If we are unable to develop sales, marketing and distribution capabilities on our own or through collaborations, or if we fail to achieve adequate pricing or reimbursement we will not be successful in commercializing our product candidates, if approved;

•	If we fail to comply with data protection laws and regulations, we could be subject to government enforcement actions, private litigation, increased compliance costs and/or adverse publicity;
•

If we fail to comply with our obligations under our existing and any future intellectual property licenses with third parties, we could lose license rights that are important to our business; disagreements over contract interpretations could narrow the scope of our rights to the relevant intellectual property or technology or increase our financial or other obligations to our licensors;

•	We rely on third parties to conduct our preclinical studies and clinical trials and if these third parties perform in an unsatisfactory manner, our business could be substantially harmed;
•

The inability to obtain supply of the materials for our product candidates or the failure of, or loss of, our exclusive supplier for the API for linzagolix would materially and adversely affect our business;

•	Any future collaborations with third parties may not be successful;
•

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed;

•	Enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and may affect the prices we may set;
•

Our business operations and current and future relationships with investigators, health care professionals, consultants, third-party payors and customers may be subject to federal and state healthcare fraud and abuse laws, false claims laws, health information privacy and security laws, and other healthcare laws and regulations. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties;

•

If we fail to comply with our obligations under any existing or future intellectual property licenses with third parties or if such licenses are subject to a disagreement over contract interpretation, we could lose license rights that are important to our business or be subject to a narrowing of the scope of our rights to the relevant intellectual property or technology or an increase of our obligations to our licensors;

•

If we are unable to obtain and maintain patent protection for our technology and product candidates, or if the scope of the patent protection obtained is not sufficiently broad, we may not be able to compete effectively;

•

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a negative impact on our business;

•

We may become involved in lawsuits to protect or enforce our patents, the patents of our licensors or our other intellectual property rights, which could be expensive, time-consuming and unsuccessful. Our inability to protect our intellectual property rights, confidential information and trade secrets could harm our business and competitive position;

•	We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of their former employers or other third parties;
•	Our future growth and ability to compete depends on retaining our key personnel and recruiting additional qualified personnel;
•	Our future growth depends, in part, on our ability to penetrate foreign markets, where we would be subject to additional regulatory burdens and other risks and uncertainties;
•

We expect to expand our development and regulatory capabilities and potentially implement sales, marketing and distribution capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations;

•

Our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements;

•	Concentration of ownership of our common shares among our existing executive officers, directors and principal shareholders may prevent new investors from influencing significant corporate decisions;
•

As a Swiss stock corporation, the rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions; as a foreign private issuer, we have the option to follow certain home country governance practices rather than the corporate governance requirements of Nasdaq;

•

Our status as a Swiss stock corporation means that our shareholders enjoy certain rights and we are subject to certain corporate limitations that may limit our flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs;

•	If we are a “passive foreign investment company,” or PFIC, there could be adverse U.S. federal income tax consequences to U.S. Holders; and
•

As a result of changes in tax laws, treaties, rulings, regulations or agreements, or their interpretation, of Switzerland or any other country in which we operate, the loss of a major tax dispute or a successful challenge to our operating structure, intercompany pricing policies or the taxable presence of our key subsidiaries in certain countries, or other factors, our effective income tax rates may increase in the future, which could adversely affect our net income and cash flows. In addition, future changes to tax laws could materially adversely affect our company and reduce net returns to our shareholders.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A. Selected Financial Data

We have derived the selected consolidated statements of comprehensive loss for the years ended December 31, 2020, 2019, and 2018 presented below and the selected consolidated balance sheet data as of December 31, 2020 and 2019 presented below from our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. The selected consolidated statement of comprehensive loss for the years ended December 31, 2017 and 2016 and the selected consolidated balance sheet data as of December 31, 2018, 2017 and 2016 have been derived from our audited consolidated financial statements not included in this Annual Report on Form 20-F. This data should be read together with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” as well as our financial statements and notes thereto appearing elsewhere in this Annual Report on Form 20-F. Our historical results are not necessarily indicative of the results to be expected in the future.

We present the audited consolidated financial statements in U.S. dollars and in accordance with IFRS. On January 1, 2019, we adopted IFRS 16 Leases, which replaced IAS 17 Leases and Related Interpretations, applied until December 31, 2018. As a result of this new adoption, we recognized right-of-use assets and lease liabilities of $2.7 million. The adoption of IFRS 16 Leases did not have a material impact on our net loss after tax or on our loss per share for the years ended December 31, 2020 and 2019.

	Year ended December 31,
	2020	2019	2018	2017	2016
	(in thousands, except share and per share data)
Consolidated Statements of Comprehensive Loss:
Operating income other than revenue	$17	$16	$15	$16	$22
Operating expenses:
Research and development expenses	(67,536)	(88,053)	(62,872)	(54,912)	(23,711)
General and administrative expenses	(12,182)	(19,058)	(14,297)	(12,568)	(6,452)
Total operating expenses	(79,718)	(107,111)	(77,169)	(67,480)	(30,163)
Operating loss	(79,701)	(107,095)	(77,154)	(67,464)	(30,141)
Finance income	648	854	393	590	36
Finance expense	(3,879)	(2,482)	-	(1)	(97)
Net loss before tax	(82,932)	(108,723)	(76,761)	(66,875)	(30,202)
Income tax (expense) / benefit	(34)	(67)	45	(51)	—
Net loss	$(82,966)	$(108,790)	$(76,716)	$(66,926)	$(30,202)
Net loss per share, basic and diluted(1)	$(1.67)	$(2.49)	$(1.91)	$(2.25)	$(1.40)

(1)

See Note 19 to our audited consolidated financial statements and appearing elsewhere in this Annual Report on Form 20-F for a description of the method used to compute basic and diluted net loss per share attributable to common shareholders.

	As of December 31,
(in thousands)	2020	2019	2018	2017	2016
Consolidated Balance Sheet Data:
Cash and cash equivalents	$31,183	$69,370	$138,640	$110,841	$25,508
Working capital(1)	15,264	55,305	128,311	103,684	22,054
Total assets	65,447	103,943	167,440	135,235	45,525
Total liabilities	57,093	54,988	20,524	12,584	9,484
Share capital	4,574	3,499	3,420	2,864	1,740
Accumulated losses	(379,395)	(297,411)	(183,927)	(106,667)	(39,599)
Total shareholders’ equity	8,354	48,955	146,916	122,651	36,041

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

Since our inception, we have incurred significant operating losses. Our net loss was $83.0 million, $108.8 million and $76.7 million for the years ended December 31, 2020, 2019 and 2018, respectively. As of December 31, 2020, we had accumulated losses of $410.0 million, out of which $30.6 million were offset with share premium. We expect to continue to incur significant expenses and operating losses for the foreseeable future. We have devoted substantially all of our efforts to in-licensing and developing our product candidates, linzagolix, ebopiprant and nolasiban, as well as capital raising, and building our management team. Even though we have submitted a Marketing Authorization Approval, or MAA, to the European Medicines Agency, or EMA, for YSELTY® (linzagolix 100mg and linzagolix 200mg) for the treatment of women with uterine fibroids and our application has been validated by the EMA, we cannot assure you that YSELTY® will receive regulatory approval or, if YSELTY® were to receive regulatory approval, that the commercialization of YSELTY® would be successful. We may be unable to commercialize our product candidates on a timely basis or at all. The net losses we incur may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will remain significant if and as we:

•	continue the ongoing and planned clinical development of linzagolix, ebopiprant and nolasiban and make required milestone payments for linzagolix under license agreements;
•	conduct nonclinical studies required for the continued development and regulatory approval of our existing clinical programs, including an environmental assessment for linzagolix;

•	initiate preclinical studies and clinical trials for any additional indications for our current product candidates and any future product candidates that we may pursue;
•	continue to build our portfolio of product candidates through the acquisition or in-license of additional product candidates or technologies;
•	continue to develop, maintain, expand and protect our intellectual property portfolio;
•	pursue regulatory approvals for our current and future product candidates that successfully complete clinical trials;
•	ultimately establish a sales, marketing and distribution infrastructure to commercialize any product candidate for which we may obtain marketing approval;
•	prepare for the commercialization of certain product candidates;
•	hire additional clinical, regulatory, scientific, commercial and accounting personnel; and
•	incur additional legal, accounting and other expenses in operating as a public company.

To become and remain profitable, we must develop and eventually commercialize one or more product candidates with significant market potential. This will require us to be successful in a range of challenging activities, including completing clinical trials of linzagolix, ebopiprant and nolasiban, developing commercial scale manufacturing processes, obtaining marketing approval, manufacturing, marketing and selling any current and future product candidates for which we may obtain marketing approval, and satisfying any post-marketing requirements. We are only in the preliminary stages of most of these activities and, in some cases, have not yet commenced certain of these activities. We may never succeed in any or all of these activities and, even if we do, we may never generate sufficient revenue to achieve profitability.

Because of the numerous risks and uncertainties associated with product development, we are unable to accurately predict the timing or amount of expenses or when, or if, we will obtain marketing approval to commercialize any of our product candidates. If we are required by the U.S. Food and Drug Administration, or FDA, or other regulatory authorities such as the European Medicines Agency, or EMA, to perform studies and trials in addition to those currently expected, or if there are any delays in the development, or in the completion of any planned or future preclinical studies or clinical trials of our current or future product candidates, including due to the COVID-19 pandemic or other health pandemics, our expenses could increase and profitability could be further delayed.

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

We commenced operations in 2012, and our operations to date have been largely focused on in-licensing and developing our product candidates, including conducting preclinical studies and clinical trials, raising capital, and building our management team and infrastructure. We have not yet demonstrated an ability to successfully obtain regulatory approvals, manufacture products on a commercial scale, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful commercialization. Additionally, the markets for our product candidates are competitive, complex and have characteristics that differ by geography. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing products.

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

Identifying potential product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. We expect our expenses to remain significant in connection with our ongoing activities, particularly as we continue to develop our product candidates. Our expenses could increase beyond our current expectations if the FDA, EMA or other foreign regulatory agencies require us to perform clinical trials and other studies in addition to those that we currently anticipate. In addition, our product candidates, if approved, may not achieve commercial success. Our revenue, if any, will be derived from sales of products that may not become commercially available for a number of years, if at all. Additionally, if we obtain marketing approval for our product candidates, we expect to incur significant expenses related to manufacturing, marketing, sales and distribution. We also expect to continue to incur additional costs associated with operating as a public company.

As of December 31, 2020, our cash and cash equivalents was $31.2 million. We raised $88.5 million in net proceeds from our initial public offering in January 2017, $56.3 million in net proceeds from our private placement in October 2017 and $72.4 million in net proceeds from our underwritten public offering in June 2018. In August 2019, we borrowed $25.0 million under our senior secured term loan credit facility. In addition, between 2018 and 2020, we sold treasury shares from our “at the market” (ATM) program, generating net proceeds of $39.3 million. In September 2020, we raised $ 20.0 million in net proceeds from our underwritten public offering (including exercise of pre-funded warrants) and concurrent private placement. Subsequent to December 31, 2020, we raised additional proceeds of $55.6 million from the sale of additional treasury shares as part of our ATM program, and the exercise of the warrants included in the units sold in our underwritten public offering in September 2020. We expect our current cash and cash equivalents will be sufficient to fund our operations (without consideration of any commercialization expenses) into the second quarter of 2022. This estimate is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we expect. Changes may occur beyond our control that would cause us to consume our available capital before that time, including changes in and progress of our development activities and changes in regulation. Our future capital requirements will depend on many factors, including:

•	the scope, progress, results and costs of our ongoing, planned and any future required clinical trials for linzagolix, ebopiprant and nolasiban;
•	the timing and amount of milestone payments we are required to make under our license agreements;
•	the extent to which we in-license or acquire other product candidates and technologies;
•	the number and development requirements of other product candidates that we may pursue;
•	the costs, timing and outcome of regulatory review of our product candidates;
•

the duration and severity of the COVID-19 pandemic currently delaying spending on certain of our clinical trials, and the impact of the COVID-19 pandemic on our operations and on global capital markets, which may affect our ability to access our ATM program or conduct other offerings;

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

We will require additional capital to complete our planned clinical development and commercialization programs for our current product candidates to seek regulatory approval and may determine to engage in equity or debt financings or enter into credit facilities for other reasons. If we receive regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution. Any additional capital raising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our current and future product candidates, if approved.

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

In August 2019, we entered into a $75.0 million senior secured term loan credit facility, or the 2019 Facility, with Oxford Finance LLC, or Oxford, which is subject to funding in three tranches. Upon entry into the 2019 Facility, we borrowed $25.0 million. We could not draw the second tranche of $25.0 million due to the failure to meet the primary endpoint of the Phase 3 IMPLANT 4 clinical trial of nolasiban. In April 2020, we entered into an amendment to the 2019 Facility, pursuant to which the third tranche of $25.0 million may be drawn at any time between April 7, 2020 and August 1, 2024 upon our request and at Oxford’s discretion. Our overall leverage and certain covenants and obligations contained in the related documentation could adversely affect our financial health and business and future operations by, among other things:

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

We do not have any products that have received regulatory approval and may never be able to develop marketable product candidates. We expect that a substantial portion of our efforts and expenses over the next few years will be devoted primarily to linzagolix and ebopiprant, and as a result, our business currently depends heavily on the successful development, regulatory approval and commercialization of these product candidates. We cannot be certain that our product candidates will receive regulatory approval or will be successfully commercialized even if they receive regulatory approval. The research, testing, manufacturing, safety, efficacy, labeling, approval, sale, marketing and distribution of our product candidates are, and will remain, subject to comprehensive regulation by the FDA, EMA and comparable foreign regulatory agencies. Failure to obtain regulatory approval for our product candidates in the United States, the European Union or other jurisdictions will prevent us from commercializing and marketing our product candidates. The success of our product candidates will depend on several additional factors, including:

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

In addition, because we in-licensed linzagolix from Kissei Pharmaceutical Co., Ltd., or Kissei, and ebopiprant and nolasiban from Ares Trading S.A., an affiliate of Merck Serono, we were not involved in and had no control over the preclinical and clinical development of these product candidates prior to entering into these in-license agreements. In addition, we are relying on Kissei and Merck Serono to have conducted such research and development in accordance with the applicable protocol, legal, regulatory and scientific standards, having accurately reported the results of all clinical trials conducted prior to our acquisition of linzagolix, ebopiprant and nolasiban, and having correctly collected and interpreted the data from these studies and trials. To the extent any of these has not occurred, expected development time and costs may be increased which could adversely affect the marketing approval for and any future revenue from these product candidates.

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

•	lower than anticipated retention rates of patients and volunteers in clinical trials;
•	the inability to enroll a sufficient number of patients in clinical trials due to social and cultural stigmas or sensitivities around reproductive therapies;
•	disruptions or difficulties, or other restrictions, in initiating, enrolling, conducting or completing clinical trials due to the COVID-19 pandemic;
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

For example, in view of the expected logistical challenges with initial screening and uncertainty about continuity of treatment for randomized patients because of the COVID-19 pandemic, as announced in March 2020, we placed a temporary hold on further screening and randomization of patients into our EDELWEISS 2 and EDELWEISS 3 clinical trials. EDELWEISS 2 and EDELWEISS 3 clinical trial sites managed all randomized patients already on treatment to proceed with enhanced safety measures and the trial protocol whenever feasible. During the second quarter of 2020, new patient enrollment was resumed for the EDELWEISS 2 and EDELWEISS 3 clinical trials in several European countries, as well as in selective areas of the United States, based on local conditions with respect to the prevalence and spread of the COVID-19 pandemic. In January 2021, we announced our decision to discontinue our EDELWEISS 2 clinical trial, due to challenging patient screening and enrollment, as well as persisting difficult environment of the ongoing COVID-19 pandemic.

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

Our future success is dependent upon our ability to successfully develop, obtain regulatory approval for and then successfully commercialize one or more of our product candidates. The time required to obtain approval by the FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval. Neither we nor any future collaborator is permitted to market any of our product candidates in the United States or abroad until we receive regulatory approval of a New Drug Application, or NDA, from the FDA or approval of a Marketing Authorization Application, or MAA, from the EMA or other applicable foreign regulatory agency.

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

While we have previously sought, and intend to seek in the future, formal advice and guidance from the FDA or other applicable foreign regulatory agencies prior to advancing our product candidates into further studies or pivotal clinical trials, the results of our clinical trials may not satisfy the requirements of the FDA or other applicable foreign regulatory authorities, and we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of such product candidate.

In December 2018, we sought guidance from the FDA on our endometriosis Phase 3 clinical development program for linzagolix at an End of Phase 2 meeting. Based upon FDA feedback, we initiated a Phase 3 clinical development program for linzagolix for the endometriosis indication which initially included the EDELWEISS 2 and EDELWEISS 3 clinical trials in May 2019.

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

•	the size of the patient population required for analysis of the trial’s primary endpoints;
•	competition for patients for competitive product candidates undergoing clinical trials;
•	the efforts to facilitate timely enrollment in clinical trials;
•	the design of the trial;
•	the patient referral practices of physicians;
•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;
•	the ability to monitor patients adequately during and after treatment;
•	the risk that patients enrolled in clinical trials will drop out of the trials before completion;
•	the ability to obtain and maintain patient consents;
•	the proximity and availability of clinical trial sites for prospective patients;
•	any delays, disruptions or restrictions due to the COVID-19 pandemic or other health pandemics; and
•	the efficiency with which our external vendor, or contract research organization (CRO), manages the logistics of patient recruitment, randomization, and follow-up within the clinical trial.

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

For example, enrollment in our Phase 3 clinical trial of linzagolix for the treatment of uterine fibroids and endometriosis may be impacted by other compounds being developed for those indications, as well as the fact that a competitive oral GnRH receptor antagonist received FDA approval for treating endometriosis associated pain in 2018 and is now commercially available. In addition, for the clinical trials for ebopiprant, we are enrolling pregnant women presenting with pre-term labor, a patient population that may be reluctant to enroll in clinical trials, given the sensitivity around pregnancy. As a result, enrollment in our planned clinical trials for ebopiprant is difficult to predict and may take longer or cost more than we anticipate.

In addition, in view of the expected logistical challenges with initial screening and uncertainty about continuity of treatment for randomized patients because of the COVID-19 pandemic, as announced in March 2020, we placed a temporary hold on further screening and randomization of patients into our EDELWEISS 2 and EDELWEISS 3 clinical trials. EDELWEISS 2 and EDELWEISS 3 clinical trial sites managed all randomized patients already on treatment to proceed with enhanced safety measures and the trial protocol whenever feasible. During the second quarter of 2020, new patient enrollment was resumed for the EDELWEISS 2 and EDELWEISS 3 clinical trials in several European countries, as well as in selective areas of the United States, based on local conditions with respect to the prevalence and spread of the COVID-19 pandemic. In January 2021, we announced our decision to discontinue our EDELWEISS 2 clinical trial, due to challenging patient screening and enrollment, as well as persisting difficult environment of the ongoing COVID-19 pandemic.

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

We have never commercialized a product candidate. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, in-licensing or acquiring our product candidates and undertaking preclinical studies and clinical trials of our product candidates. We currently have no sales force, marketing or distribution capabilities. To achieve commercial success of our product candidates, if any are approved, we will have to develop our own sales, marketing and supply capabilities or outsource these activities to a third party. While we have a Chief Commercial Officer to lead the strategic and logistical planning of these activities, including market access, the success of such activities once undertaken may be influenced by several factors outside of our control.

Factors that may affect our ability to commercialize our product candidates on our own include securing adequate numbers of effective sales and marketing personnel, obtaining access to and educating an adequate numbers of physicians as to the benefits of our product candidates and other unforeseen costs associated with creating an independent sales and marketing organization. Developing a sales and marketing organization requires significant investment, is time-consuming and could delay the launch of our product candidates. We may not be able to build an effective sales and marketing organization in the United States, the European Union or other key global markets. If we are unable to build our own distribution and marketing capabilities or to find suitable partners for the commercialization of our product candidates, we may have difficulties generating revenue from them.

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

With respect to linzagolix, in 2018, the first compound from the oral gonadotropin-releasing hormone, or GnRH, receptor antagonist class, elagolix, received regulatory approval in the United States for the treatment of pain associated with endometriosis. AbbVie Inc. has been commercializing elagolix, brand named Orilissa, in the United States since August 2018. In May 2020, AbbVie received regulatory approval for elagolix for the management of heavy menstrual bleeding associated with uterine fibroids. We are aware of one other oral GnRH receptor antagonist product candidate being developed in Phase 3 clinical trials for endometriosis and uterine fibroids indications, relugolix from Myovant Sciences, Inc. In 2019, Myovant reported positive 6-month results for the two Phase 3 trials in the fibroid indication (LIBERTY 1 and 2) and filed a MAA and an NDA on the basis of 52-week treatment data in March 2020 and in June 2020 (with a PDUFA set to June 2021), respectively. We also anticipate competing with GnRH receptor agonists, including Lupron (leuprolide acetate), marketed by AbbVie Inc. and Takeda Pharmaceuticals, the progestin Visanne (dienogest), which is approved for the treatment of endometriosis outside the United States and marketed by Bayer, and ulipristal acetate, a Selective Progesterone Receptor Modulator, or SPRM, which is approved for the treatment of moderate-to-severe symptoms of uterine fibroids outside the United States and marketed by Gedeon Richter in Europe and other regions, and by Allergan in Canada. Ulipristal acetate, experienced severe label restrictions of usage in 2018 which were further restricted early 2021, due to post marketing liver safety issues. Allergan had submitted an NDA for ulipristal acetate but disclosed receipt of a complete response letter from the FDA in August 2018 that the NDA is not approvable in its current form and requesting additional information. Enrollment in Phase 3 clinical trials of vilaprisan, another SPRM developed by Bayer Schering for the treatment of uterine fibroids and endometriosis, was halted by Bayer Schering after long-term toxicology studies in rodents indicated a potential problem. In addition, oral contraceptives and nonsteroidal anti-inflammatory drugs, or NSAIDs, are routinely used as a first-

line therapy for the treatment of symptoms associated with endometriosis and uterine fibroids and have a meaningful success rate at mitigating the symptoms associated with these conditions.

With respect to ebopiprant, Tractotile (atosiban) is approved to delay preterm birth outside of the United States, and we anticipate potential competition as a single agent, if not used in combination with ebopiprant given their different mechanisms of action. In terms of clinical development, it is our understanding that GlaxoSmithKline terminated the in-house development of retosiban, an oxytocin receptor antagonist, designed to delay preterm birth. Currently available prostaglandin synthesis inhibitors, such as NSAIDs may also represent competitive therapies, some of which may be used off-label as standard of care, despite risk of serious side effects for the neonates. Another potential competitive therapy frequently used off-label are calcium channel blockers, such as nifedipine. Makena, which is registered in the USA for preventing preterm delivery in high-risk patients, is seen as a complement rather than a competitor for ebopiprant, due to its mechanism of action in the prevention rather than treatment of preterm labor. However, in October 2020, the FDA proposed that Makena be withdrawn from the market based on its conclusion that the available evidence does not show Makena is effective for its approved use.

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

The availability of coverage and adequate reimbursement by governmental healthcare programs, such as Medicare and Medicaid, private health insurers and other third-party payors, are essential for most patients to be able to afford products such as our product candidates, if approved. Our ability to achieve acceptable levels of coverage and reimbursement for products by governmental authorities, private health insurers and other organizations will have an effect on our ability to successfully commercialize and attract additional collaboration partners to invest in the development of our product candidates. Coverage under certain government programs, such as Medicare, Medicaid and Tricare, may not be available for certain of our product candidates. Assuming we obtain coverage for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. We cannot be sure that coverage and reimbursement in the United States, the European Union or elsewhere will be available for any product that we may develop, and any reimbursement that may not be adequate to make our products affordable for patients or profitable for us and may become available, may be decreased or eliminated in the future.

Third-party payors increasingly are challenging prices charged for pharmaceutical products and services, and many third-party payors may refuse to provide coverage and reimbursement for particular drugs when an equivalent generic drug or a less expensive therapy is available. It is possible that a third-party payor may consider our product candidates and other therapies as substitutable and only offer to reimburse patients for the less expensive product. Even if we show improved efficacy or improved convenience of administration with our product candidates, pricing of existing drugs may limit the amount we will be able to charge for our product candidates. These payors may deny or revoke the reimbursement status of a given product or establish prices for new or existing marketed products at levels that are too low to enable us to realize an appropriate return on our investment in product development. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our product candidates and may not be able to obtain a satisfactory financial return on products that we may develop.

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

Even if we obtain regulatory approval for linzagolix, ebopiprant, nolasiban or future product candidates, they will remain subject to ongoing regulatory oversight.

Even if we obtain any regulatory approval for linzagolix, ebopiprant, nolasiban or future product candidates, they will be subject to extensive and ongoing regulatory requirements for manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, sampling and record-keeping. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with current good manufacturing practices, or cGMP, regulations and good clinical practices, or GCPs, for any clinical trials that we conduct post-approval, all of which may result in significant expense and limit our ability to commercialize such products. In addition, any regulatory approvals that we receive for linzagolix, ebopiprant, nolasiban or future product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a REMS as a condition of approval of our product candidates, which could include requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools.

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

Although physicians, in the practice of medicine, may prescribe approved drugs for unapproved indications, pharmaceutical companies are prohibited from marketing or promoting their drug products for uses outside the approved label, a practice known as off-label promotion. Certain of our product candidates, including ebopiprant and nolasiban, are under development for indications for which off-label use is common. For example, nifedipine and NSAIDS are prescribed off-label for the treatment of preterm labor, although they are not approved for this use. Similarly, the anticipated market for linzagolix is characterized by the use of oral contraceptives as a first-line therapy, which have been prescribed off-label for the treatment of a variety of indications. To the extent the price of our product candidates, if approved, is significantly higher than the prices of commercially available products that are frequently prescribed off-label, physicians may recommend and prescribe these commercial alternatives instead of writing prescriptions for our products. Either of these outcomes may adversely impact our results of operations by limiting how we price our product and increasing our competition.

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

Even if the FDA, EMA or any comparable foreign regulatory agency approves the marketing of any product candidates that we develop, physicians, patients, third-party payors or the medical community may not accept or use them. Efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may not be successful. If linzagolix, ebopiprant, nolasiban or any future product candidate that we develop does not achieve an adequate level of acceptance, we may not generate significant product revenue or any profits from operations. The degree of market acceptance of linzagolix, ebopiprant, nolasiban or any of our future product candidates that are approved for commercial sale will depend on a variety of factors, including:

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

In addition, the potential market opportunity for linzagolix, ebopiprant, nolasiban or any other product candidate we may develop is difficult to estimate precisely. Our estimates of the potential market opportunity are predicated on several key assumptions such as industry knowledge and publications, third-party research reports and other surveys. While we believe that our internal assumptions are reasonable, these assumptions may be inaccurate. If any of the assumptions proves to be inaccurate, then the actual market for linzagolix, ebopiprant, nolasiban or our future product candidates could be smaller than our estimates of the potential market opportunity. If the actual market for linzagolix, ebopiprant, nolasiban or our future product candidates is smaller than we expect, or if the products fail to achieve an adequate level of acceptance by physicians, health care payors and patients, our revenue from product sales may be limited and we may be unable to achieve or maintain profitability.

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

We are party to several license agreements under which we in-license patent rights and other intellectual property related to our business, including a license and supply agreement with Kissei, under which we were granted an exclusive license relating to linzagolix and license agreements with Merck Serono, pursuant to which we were granted exclusive worldwide licenses relating to ebopiprant and nolasiban. We may enter into additional license agreements in the future. Our license agreements impose, and we expect that future license agreements will impose, various diligence, milestone payment, royalty, insurance and other obligations on us. Any uncured, material breach under these license agreements could result in our loss of rights to practice the patent rights and other intellectual property licensed to us under these agreements, and could compromise our development and commercialization efforts for linzagolix, ebopiprant and nolasiban, or any future product candidates. See “Item 4.B—Business Overview” for a more detailed description of our current license agreements.

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

The agreements under which we currently in-license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could harm our business, financial condition, results of operations and prospects. If any of our current or future licenses or material relationships or any in-licenses upon which our current or future licenses are based are terminated or breached, we may:

•	lose our rights to develop and market linzagolix, ebopiprant, nolasiban or any future product candidates;
•	lose patent protection for linzagolix, ebopiprant, nolasiban or any future product candidates;
•	experience significant delays in the development or commercialization of linzagolix, ebopiprant, nolasiban or any future product candidates;
•	not be able to obtain any other licenses on acceptable terms, if at all; or
•	incur liability for damages.

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

To meet our projected needs for clinical supplies and support our activities through regulatory approval and commercial manufacturing, the CDMOs with whom we currently work will need to increase scale of production, or we will need to secure alternate suppliers. With respect to linzagolix, we have entered into an exclusive agreement for the supply of the linzagolix API with Kissei. A CDMO that Kissei is using to supply the linzagolix API received a warning letter from the FDA in November 2016 citing deviations from cGMP requirements with respect to its drug manufacturing facility. Kissei now obtains linzagolix cGMP supply from two additional suppliers, both of which are different from the supplier who received the warning letter from the FDA in November 2016. For ebopiprant and nolasiban, we obtain supply on a purchase order basis from a different single source. However, we believe that there are multiple potential sources for our contract manufacturing for ebopiprant and nolasiban. Additionally, any damage to or destruction of our or our third-party manufacturers’ or suppliers’ facilities or equipment may significantly impair our ability to manufacture our product candidates on a timely basis.

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

Our product development programs and the potential commercialization of our product candidates will require substantial additional capital to fund expenses. For some of our product candidates, we may decide to collaborate with pharmaceutical and biotechnology companies for the future development and potential commercialization of those product candidates, particularly in Asia. For example, in January 2020, we entered into a sublicense agreement with Hangzhou Yuyuan BioScience Technology Co., Ltd., or Yuyuan, to develop and commercialize nolasiban for improving clinical pregnancy and live birth rates in women undergoing embryo transfer following IVF in the People’s Republic of China, or PRC. Under the terms of the sublicense agreement, Yuyuan has the exclusive rights to develop and commercialize nolasiban in the PRC. We are also exploring various alternatives for the future potential commercialization of linzagolix, including through a collaboration with a third party. Furthermore, we may find that our programs require the use of proprietary rights held by third parties, and the growth of our business may depend in part on our ability to acquire, in-license or use these proprietary rights.

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

There have been executive, judicial and Congressional challenges to certain aspects of the ACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the ACA have been signed into law. Legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act, or Tax Act, includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminated the health insurer tax. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. The U.S. Supreme Court is currently reviewing this case, but it is unclear when a decision will be made. Although the U.S. Supreme Court has not yet ruled on the constitutionality of the ACA, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through May 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is also unclear how the Supreme Court rule, other litigation and the healthcare reform measures of the Biden Administration will impact the ACA and our business.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, including amendments by the BBA, will remain in effect through 2030, except for a temporary suspension from May 1, 2020 through March 31, 2021 due to the COVID-19 pandemic, unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other health care funding, which could have an adverse effect on our customers and accordingly, our financial operations.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, the Medicare Access and CHIP Reauthorization Act of 2015 ended the use of the statutory formula, also referred to as the Sustainable Growth Rate, for clinician payment and established a quality payment incentive program, also referred to as the Quality Payment Program. This program provides clinicians with two ways to participate, including through the Advanced Alternative Payment Models, or APMs, and the Merit-based Incentive Payment System, or MIPS.  In November 2019, CMS issued a final rule finalizing the changes to the Quality Payment Program. At this time, it remains unclear how the introduction of the quality payment program will impact overall physician reimbursement under the Medicare program. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors.

In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, including several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare and reform government program reimbursement methodologies for products. At the federal level, the Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to drug pricing that seeks to implement several of the administration’s proposals. As a result, the FDA released a final rule on September 24, 2020, effective November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed pending review by the Biden administration until March 22, 2021. On November 20, 2020, CMS issued an interim final rule implementing President Trump’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. On December 28, 2020, the United States District Court in Northern California issued a nationwide preliminary injunction against implementation of the interim final rule. It is unclear whether the Biden administration will work to reverse these measures or pursue similar policy initiatives. We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

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

We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad, particularly in light of the Biden administration. If we or our collaborators are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or our collaborators are not able to maintain regulatory compliance, our product candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability, which would adversely affect our business. Further, it is possible that additional governmental action is taken in response to the COVID-19 pandemic.

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

Although we do not currently have any products on the market, our operations may be directly, or indirectly through health care professionals, consultants, customers and third-party payors, subject to various U.S. federal and state healthcare laws and regulations, including, without limitation, the U.S. federal Anti-Kickback Statute, the U.S. federal civil and criminal false claims laws and Physician Payments Sunshine Act and regulations. Healthcare providers, including physicians, and others play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. These laws may impact, among other things, our current business operations, including our clinical research activities, and proposed sales, marketing and education programs and constrain the business of financial arrangements and relationships with healthcare providers, including physicians, and other parties through which we market, sell and distribute our products for which we obtain marketing approval. In addition, we may be subject to patient data privacy and security regulation by both the U.S. federal government and the states in which we conduct our business. Finally, we may be subject to additional healthcare, statutory and regulatory requirements and enforcement by foreign regulatory authorities in jurisdictions in which we conduct our business. The laws that may affect our ability to operate include:

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

•

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their implementing regulations, which imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without appropriate authorization by covered entities subject to HIPAA, i.e. health plans, healthcare clearinghouses and certain healthcare providers, and their business associates that perform certain services for or on their behalf involving the use or disclosure of individually identifiable health information as well as their covered subcontractors;

•	the U.S. federal Food, Drug and Cosmetic Act, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;
•

the U.S. federal legislation commonly referred to as Physician Payments Sunshine Act, enacted as part of the ACA, and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to CMS information related to certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members. Beginning in 2022, such obligations will include payments and other transfers of value provided in the previous year to certain other healthcare professionals, including physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified nurse anesthetists, and certified nurse-midwives;

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

It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, we do not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we have licensed from third parties. We prosecute and maintain certain patent rights for our product candidates and rely on our licensors, Kissei and Merck Serono, to prosecute and maintain other relevant patent rights for linzagolix, ebopiprant and nolasiban. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our current and future product candidates in the United States or in other foreign countries. Our patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless, and until, a patent issues from such applications, and then only to the extent the issued claims cover the technology.

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

The patent position of biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. For example, EU patent law restricts the patentability of methods of treatment of the human body more than U.S. law does. Publications of discoveries in scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions remain confidential for a period of time after filing, and some remain so until issued. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our owned or licensed patents or pending patent applications, or that we were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. There is no assurance that all potentially relevant prior art relating to our patents and patent applications has been found, and such prior art could potentially invalidate a one or more of our patents or prevent a patent from issuing from one or more of our pending patent applications. There is also no assurance that there is not prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim in our patents and patent applications, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. Even if patents do successfully issue and even if such patents cover our current and future product candidates, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed, invalidated or held unenforceable, which could allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Any successful opposition to these patents or any other patents owned by or licensed to us could deprive us of rights necessary for the successful commercialization of any product candidates that we may develop. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property, provide exclusivity for our product candidates, prevent others from designing around our claims or provide us with a competitive advantage. Any of these outcomes could impair our ability to prevent competition from third parties. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection.

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

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering linzagolix, ebopiprant and nolasiban are obtained, once the patent life has expired for a product candidate, we may be open to competition from competitive medications, including biosimilar or generic medications. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing product candidates similar or identical to ours.

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

Once granted, patents may remain open to opposition, interference, re-examination, post-grant review, inter partes review, nullification or derivation action in court of before patent offices or similar proceedings for a given period after allowance or grant, during which time third parties can raise objections against such grant. In the course of such proceedings, which may continue for a protracted period of time, the patent owner may be compelled to limit the scope of the allowed or granted claims thus attacked, or may lose the allowed or granted claims altogether. In addition, the degree of future protection afforded by our intellectual property rights is uncertain because even granted intellectual property rights have limitations, and may not adequately protect our business. The following examples are illustrative:

•

others may be able to make compounds, or linzagolix, ebopiprant and nolasiban formulations that are similar to our linzagolix, ebopiprant and nolasiban formulations but that are not covered by the claims of the patents that we own or control;

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

Our commercial success depends, in part, upon our ability, and the ability of our future collaborators, to develop, manufacture, market and sell linzagolix, ebopiprant and nolasiban and any future product candidates, if approved, and use our proprietary technologies without alleged or actual infringement, misappropriation or other violation of the patents and proprietary rights of third parties. There have been many lawsuits and other proceedings involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions and re-examination proceedings before the USPTO, and corresponding foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing product candidates. Some claimants may have substantially greater resources than we do and may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the intellectual property rights of third parties.

We may in the future become party to, or be threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to linzagolix, ebopiprant and nolasiban and any future product candidates and technology, including interference or derivation proceedings, post grant review and inter partes review before the USPTO or similar adversarial proceedings or litigation in other jurisdictions. Similarly, we or our licensors or collaborators may initiate such proceedings or litigation against third parties, including to challenge the validity or scope of intellectual property rights controlled by third parties. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future, regardless of their merit. There is a risk that third parties may choose to engage in litigation with us to enforce or to otherwise assert their patent rights against us. Even if we believe such claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, and the holders of any such patents may be able to block our ability to commercialize such product candidate unless we obtained a license under the applicable patents, or until such patents expire or are finally determined to be invalid or unenforceable. Similarly, if any third-party patents were held by a court of competent jurisdiction to cover aspects of our compositions, formulations, or methods of treatment, prevention or use, the holders of any such patents may be able to block our ability to develop and commercialize the applicable product candidate unless we obtained a license or until such patent expires or is finally determined to be invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms, or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. Furthermore, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization of our product candidates, and we have done so from time to time. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In such an event, we would be unable to further practice our technologies or develop and commercialize any of our product candidates at issue, which could harm our business significantly.

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

Filing, prosecuting and defending patents covering linzagolix, ebopiprant, nolasiban and any future product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Further, licensing partners may not prosecute patents in certain jurisdictions in which we may obtain commercial rights, thereby precluding the possibility of later obtaining patent protection in these countries. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and may also export infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our product candidates, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

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

We are highly dependent on the management, development, clinical, financial and business development experience of Brian O’Callaghan, our Chief Executive Officer, David Renas, our Chief Financial Officer, Jean-Pierre Gotteland, our Chief Scientific Officer and Head of R&D, Wim Souverijns, our Chief Commercial Officer, Fabien de Ladonchamps, our Chief Administrative Officer and Elizabeth Garner, our Chief Medical Officer. Each of these officers may currently terminate their employment with us on short notice. We do not maintain “key person” insurance for any of our executives or employees.

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

Our business could be materially adversely affected by the effects of health pandemics or epidemics, including the ongoing COVID-19 pandemic, which has significantly impacted the global economy, in regions where we or third parties on which we rely have significant manufacturing facilities, concentrations of clinical trial sites or other business operations, or materially affect our operations globally, including at our headquarters in Geneva, Switzerland, which might be subject to government restrictions in response to the COVID-19 pandemic, and at our clinical trial sites, as well as the business or operations of our manufacturers, clinical research organizations or other third parties with whom we conduct business.

Our business could be materially adversely affected by the effects of health pandemics or epidemics, including the ongoing COVID-19 global pandemic, which has resulted in travel and other restrictions to reduce the spread of the disease, including government restrictions in Europe, the United States and other countries, which, among other things, directed individuals to shelter at their places of residence, directed businesses and governmental agencies to cease non-essential operations at physical locations, prohibited certain non-essential gatherings, and ordered cessation of non-essential travel. Some of these government restrictions have been lifted, including in Switzerland and in Massachusetts, where our U.S. subsidiary is located, however many countries and regions in which we operate or where are employees are located are experiencing continued outbreaks, and new restrictions are being implemented. The extent of and timing of government restrictions remains uncertain as the COVID-19 pandemic continues to evolve. Although we implemented work-from-home policies for most of our employees in March 2020, in light of phased reopenings, we reopened our offices in the second quarter of 2020 to allow employees to return on a voluntary basis, consistent with local government requirements, and with a focus on employee safety. Given the continued outbreaks and reimposition of restrictions in many jurisdictions, there is no guarantee that we will not need to further adapt our operations to the continued spread of COVID-19. The effects of the government restrictions and our evolving work-from-home policies may negatively impact productivity, disrupt our business and continue to delay certain of our clinical programs and timelines, the magnitude of which will depend, in part, on the continued length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. These and similar, and perhaps more severe, disruptions in our operations could negatively impact our business, operating results and financial condition.

Quarantines, shelter-in-place and similar government orders, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, be further extended or be reinstated, related to COVID-19 or other infectious diseases, could impact personnel at third-party manufacturing facilities in Europe, the United States and other countries, or the availability or cost of materials, which would disrupt our supply chain. Further, Kissei has the exclusive right to supply us with the active pharmaceutical ingredient for linzagolix for our clinical trials and commercial supplies, if approved, subject to limited specified exceptions within the control of Kissei. While many of these materials may be obtained by more than one supplier, restrictions resulting from the COVID-19 pandemic in the regions our third-party suppliers and

Kissei operate may disrupt our supply chain or limit our ability to obtain sufficient materials for our product candidates, which might impact and delay certain of our clinical programs and timelines.

In addition, our clinical trials have been affected by the ongoing COVID-19 pandemic. Site initiation and patient enrollment has been and may be further delayed due to continued prioritization of hospital resources toward the COVID-19 pandemic, and some patients may not be able or willing to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services. Similarly, our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19, has been delayed or disrupted, which has adversely impacted our clinical trial operations. For example, in view of the expected logistical challenges with initial screening and uncertainty about continuity of treatment for randomized patients because of the COVID-19 pandemic, as announced in March 2020, we placed a temporary hold on further screening and randomization of patients into our EDELWEISS 2 and EDELWEISS 3 clinical trials. During the second quarter of 2020, new patient enrollment was resumed for EDELWEISS 2 and EDELWEISS 3 in several European countries, as well as in selective areas of the United States, based on local conditions with respect to the prevalence and spread of the COVID-19 pandemic.

In January 2021, we announced our decision to discontinue our EDELWEISS 2 clinical trial, due to challenging patient screening and enrollment, as well as persisting difficult environment of the ongoing pandemic.

The spread of COVID-19, which has resulted in significant impacts globally, may materially affect us economically. While the full extent of the economic impact brought by, and the duration and scope of, the COVID-19 pandemic, may be difficult to assess or predict, it has caused, and may continue to cause, significant disruption of global financial markets. This disruption, if sustained or recurrent, could make it more difficult for us to access capital, which could in the future negatively affect our liquidity. In addition, a recession or market correction in various economies resulting from the spread of COVID-19 could materially affect our business and the value of our common stock.

The global pandemic of COVID-19 continues to rapidly evolve. The ultimate impact of the ongoing COVID-19 pandemic or a similar health pandemic or epidemic is highly uncertain and subject to change. While the COVID-19 pandemic has had significant impacts on global economies and has resulted in challenging operating environments, we do not yet know the full extent of potential delays or impacts on our business, our clinical trials, healthcare systems or the global economy as a whole. These effects could have a material impact on our operations, and we will continue to monitor the COVID-19 situation closely.

We expect to expand our development and regulatory capabilities and potentially implement sales, marketing and distribution capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

As of December 31, 2020, we had 45 employees. As our clinical development progresses, we may experience growth in the number of our employees and the scope of our operations, particularly in the areas of clinical operations, regulatory affairs and, if any of our product candidates receives marketing approval, sales, marketing and distribution. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

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

Legal, political and economic uncertainty surrounding the exit of the United Kingdom from the European Union may be a source of instability and uncertainty and pose additional risks to our business operations and financial condition.

Following the result of a referendum in 2016, the United Kingdom left the European Union on January 31, 2020, commonly referred to as Brexit. Pursuant to the formal withdrawal arrangements agreed between the U.K. and the E.U., the U.K. was subject to a transition period until December 31, 2020, during which E.U. rules continued to apply. A trade and cooperation agreement that outlines the future trading relationship between the United Kingdom and the European Union was agreed in December 2020. Given the level of uncertainty caused by Brexit, and the perception as to its potential impact, business activity and economic conditions in the United Kingdom, Europe and globally may be adversely affected, and Brexit could continue to contribute to instability in global financial and foreign exchange markets, asset valuations and credit ratings. The United Kingdom’s withdrawal from the EU, the Single Market and the Customs Union will create barriers to trade and cross-border exchanges that did not exist prior to 1 January 2021. As a consequence, Brexit will also have the effect of ending the free movement of goods, services and people between the United Kingdom and the EU. As a result of these and other factors, Brexit may negatively affect our operations or access to capital, or may have a limited detrimental effect on the timing of our research and development activities, which may, in turn, adversely affect our development and commercialization of certain product candidates.

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

Based upon our common shares outstanding as of December 31, 2020, our executive officers, directors and shareholders who owned more than 5% of our outstanding common shares beneficially own, in the aggregate, approximately 30% of our outstanding common shares. These shareholders, acting together, will be able to significantly influence all matters requiring shareholder approval, including the election and removal of directors and approval of any merger, consolidation or sale of all or substantially all of our assets.

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

As of December 31, 2020, 57,552,578 common shares were issued and outstanding. If a substantial number of these shares were sold in the public market, or the market perceives that such sales may occur, the market price of our common shares could be adversely affected. We have entered into a registration rights agreement pursuant to which we have agreed under certain circumstances to file a registration statement to register the resale of the common shares held by certain of our existing shareholders, as well as to cooperate in certain public offerings of such common shares.

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

Our status as a Swiss stock corporation means that our shareholders enjoy certain rights and we are subject to certain corporate limitations that may limit our flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs.

Swiss law reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, the payment of dividends and cancellation of treasury shares must be approved by shareholders. Swiss law also requires that our shareholders themselves resolve to, or authorize our board of directors to, increase our share capital. While our shareholders may authorize share capital that can be issued by our board of directors without additional shareholder approval, Swiss law limits this authorization to 50% of the issued share capital at the time of the authorization. The authorization, furthermore, has a limited duration of up to two years and must be renewed by the shareholders from time to time thereafter in order to be available for raising capital. Additionally, subject to specified exceptions, including exceptions explicitly described in our articles of association, Swiss law grants pre-emptive rights to existing shareholders to subscribe for new issuances of shares. Swiss law also does not provide as much flexibility in the various rights and regulations that can attach to different classes of shares as do the laws of some other jurisdictions. Further, the constraints relating to our capital increase process deriving from Swiss corporate law may limit our flexibility to raise capital. These Swiss law requirements relating to our capital management may limit our flexibility, including with respect to our ability to raise funds under our “at the market”, or ATM, program, and situations may arise where greater flexibility would have provided benefits to our shareholders. See “Item 10.B—Memorandum and Articles of Association.”

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

Based on our analysis of our income, assets, activities and market capitalization for our taxable year ending December 31, 2020, we do not believe that we were a PFIC for our taxable year ending December 31, 2020. However, our operations generate very limited amounts of non-passive income. Until we generate sufficient revenue from active licensing and other non-passive sources, there is a risk that we will be a PFIC under the PFIC income test. Moreover, we hold a substantial amount of cash and cash equivalents. Because the calculation of the value of our assets may be based in part on the value of our common shares, the value of which may fluctuate considerably, our PFIC status may change from year to year and it is difficult to predict whether we will be a PFIC under the PFIC asset test for the current year or any future year. Therefore, we have not yet made any determination as to our expected PFIC status for the current year. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion. Because PFIC status is a fact specific determination, and generally cannot be made until the close of the taxable year in question, no assurance can be given that we will not be a PFIC for our current taxable year and that we will not be a PFIC in future taxable years. Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in us being treated as a PFIC for our taxable year ending December 31, 2020 or us becoming a PFIC for the current taxable year or any future taxable years. Our United States counsel expresses no opinion with respect to our PFIC status for prior years, the current taxable year or any future years.

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

If a U.S. Holder is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our common shares, such U.S. Holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes at least one U.S. subsidiary (ObsEva USA Inc.), our Irish subsidiary (ObsEva Ireland Limited) and any other non-U.S. subsidiaries we form or acquire in the future, may be treated as controlled foreign corporations (regardless of whether ObsEva SA is treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations from starting with respect to your U.S. federal income tax return for the year for which reporting was due. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations. Further, we cannot provide any assurances that we will furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax payment obligations. U.S. Holders should consult their tax advisors regarding the potential application of these rules to their investment in our common shares.

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

On May 19, 2019, the Swiss Federal Act on Tax Reform and AHV Financing, or TRAF, was approved by a public vote. The main part of the TRAF provisions entered into force, at the Swiss federal level and Geneva cantonal level, on January 1, 2020. The TRAF, among other things, contains significant changes to corporate taxation, including (i) the elimination of certain preferential tax regimes at both the federal and cantonal levels with certain transitional rules, (ii) the introduction of a mandatory cantonal patent box in line with the standards of the OECD, (iii) the introduction of R&D super deductions for R&D costs incurred in Switzerland, (iv) the introduction of an optional notional interest deduction in cantons with higher tax rates, (v) the introduction of a maximum relief limitation and (vi) the introduction of a limitation of the ability of Swiss resident corporations listed on a Swiss stock exchange to distribute dividends out of capital contributions exempt from withholding tax (these companies can only pay 50% of their annual dividend distributions out of capital contribution reserves). In addition, the cantons have implemented new tax rates. The measures entered into force in 2020. As a result, the standard combined (federal, cantonal, communal) effective corporate income tax rate, except for dividend income for which we could claim a participation exemption, is approximately 14% as from 2020 in the canton of Geneva. However, the standard effective corporate income tax rate in the canton of Geneva can change from time to time.

Our ability to use our net operating loss carryforwards, or NOL, to offset future taxable income may be subject to certain limitations.

Under the Tax Act, as modified by legislation enacted on March 27, 2020, entitled the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), U.S. federal NOLs generated in tax years beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of such NOLs in tax years beginning after December 31, 2020, is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to the Tax Act or the CARES Act. In addition, under Sections 382 and 383 of the Code and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period, the corporation’s ability to use its pre-change U.S. federal NOL carryforwards and other pre-change U.S. tax attributes to offset its post-change income or taxes may be limited. We may experience ownership changes in the future as a result of subsequent shifts in our stock ownership.

As a result, our pre-2018 U.S. federal NOL carryforwards may expire prior to being used, and our U.S. federal NOL carryforwards generated in 2018 and thereafter may be subject to a percentage limitation. In addition, it is possible that we have in the past undergone, and in the future may undergo, additional ownership changes that could limit our ability to use all of our pre-change U.S. federal NOLs and other pre-change tax attributes to offset our post-change income or taxes. Similar provisions of state tax law may also apply to limit our use of accumulated state tax attributes. In addition, at the state level, there may be periods during which the use of U.S. state NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. As a result, we may be unable to use all or a material portion of our U.S. federal and state NOLs and other tax attributes, which could adversely affect our future cash flows.

Our Swiss NOL carryforwards are only permitted to be carried forward for seven years under applicable Swiss tax law. As a result, such NOL carryforwards may expire prior to being used and we may be unable to use all or a material portion of our NOLs, which could adversely affect our future cash flows.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to “emerging growth companies” will make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we continue to be an “emerging growth company,” we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As an “emerging growth company,” we are required to report only two years of financial results and selected financial data compared to three and five years, respectively, for comparable data reported by other public companies. We may take advantage of these exemptions until we are no longer an “emerging growth company.” We could be an “emerging growth company” for up to five years from the date we completed our initial public offering, although circumstances could cause us to lose that status earlier, including if the aggregate market value of our common shares held by non-affiliates exceeds $700 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an “emerging growth company” as of the following December 31 (our fiscal year end). We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and the price of our common shares may be more volatile.

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

We are required to disclose changes made in our internal controls and procedures on a quarterly basis and our management is required to assess the effectiveness of these controls annually. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. We could be an “emerging growth company” for up to five years from the date we completed our initial public offering. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about us, our business or our market, our share price and trading volume could decline.

The trading market for our common shares is influenced by the research and reports that equity research analysts publish about us or our business, our market and our competitors. We have limited research coverage by equity research analysts. Equity research analysts may elect not to initiate or continue to provide research coverage of our common shares, and such lack of research coverage may adversely affect the market price of our common shares. Even if we have equity research analyst coverage, we will not have any control over the analysts or the content and opinions included in their reports. The price of our shares could decline if one or more equity research analysts downgrade our shares or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our shares could decrease, which in turn could cause our share price or trading volume to decline.

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

Our actual capital expenditures for the years ended December 31, 2020, 2019 and 2018 amounted to $5.0 thousand, $5.0 million and $105.0 thousand respectively. These capital expenditures primarily consisted of purchase of furniture and office equipment, and payment of $5.0 million to Kissei in 2019 upon execution of the linzagolix licensing agreement. We expect our capital expenditures to increase in absolute terms in the near term in line with our previous expenditures, as we continue to advance our drug development programs and grow our operations. We anticipate our capital expenditures in 2021 to be financed from our existing cash and cash equivalents.

B. Business Overview

We are a biopharmaceutical company focused on the development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy. We are advancing a pipeline of orally-administered innovative new chemical entities, or NCEs, for the treatment of symptoms associated with uterine fibroids and endometriosis, treatment of preterm labor and improvement of clinical pregnancy and live birth rates in women undergoing IVF. We have assembled a strong management team with extensive experience in successfully developing and commercializing therapeutics in our target market. Our goal is to build the leading women’s reproductive health and pregnancy company focused on conditions where current treatment options are limited and significant unmet needs exist.

Our portfolio currently consists of three in-licensed NCEs in clinical development for four indications intended to address areas that we believe present significant unmet medical needs:

Linzagolix for the treatment of HMB associated with uterine fibroids and pain associated with endometriosis. We are developing linzagolix as a novel, oral GnRH receptor antagonist, for the treatment of HMB associated with uterine fibroids and pain associated with endometriosis in pre-menopausal women.

In previous Phase 1 and Phase 2 clinical trials, linzagolix was observed to have a linear PK profile, a predictable dose-dependent suppression of estradiol and a dose range that was well-tolerated and provided symptom relief. Aimed at addressing the need of the largest possible population in each indication, our clinical trials for both of these indications are designed to assess and potentially support the registration of two regimens of administrations for linzagolix i.e. (i) a low dose of linzagolix without hormonal add-back therapy and (ii) a high dose of linzagolix with hormonal add-back therapy. Add-back therapy (ABT) consists of co-administering estrogen and progestin with a high dose of GnRH receptor antagonist to compensate for the severe depletion of estrogen levels and thus prevent the side effects of full estrogen suppression such as hot flushes, vaginal dryness, and loss of bone mineral density (BMD).

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

We refer to these two Phase 3 clinical trials of linzagolix in patients with HMB associated with uterine fibroids as the PRIMROSE 1 (conducted in the United States, which enrolled 526 women with uterine fibroids) and the PRIMROSE 2 (conducted in Europe and in the United States, which enrolled 535 women with uterine fibroids) clinical trials. In both trials, patients were administered linzagolix doses of 100 mg or 200mg, both with and without hormonal ABT, or placebo. The primary endpoint of the PRIMROSE 1 and PRIMROSE 2 clinical trials was the reduction in HMB at 24 weeks; responders were defined as patients with menstrual blood loss volume of ≤ 80 mL and a 50 percent or greater reduction from baseline in menstrual blood loss (MBL), volume, measured using the alkaline hematin method. Secondary endpoints included amenorrhea, time to reduced MBL, hemoglobin, or Hb, pain, and quality of life. Safety endpoints included bone mineral density, or BMD, and adverse events. Calcium/vitamin D were not provided. BMD was measured centrally via Dual Energy X-ray Absorptiometry scan at baseline, 24 weeks, 52 weeks and 76 weeks (6-month post treatment assessment).

As further discussed below, the primary endpoint recorded at week 24 was successfully met in both the PRIMROSE 1 and PRIMROSE 2 clinical trials. We believe that based on pooled week 52 clinical data from these two Phase 3 trials linzagolix has the potential for a best-in-class profile, with a pooled responder rate of 89.3% in women receiving linzagolix 200 mg with ABT, and 56.4% in women receiving linzagolix 100 mg without ABT.

In December 2020, we reported additional results for PRIMROSE 2 Phase 3 trial at week 76 (6 months after stopping linzagolix treatment). These results show continued pain reduction and demonstrate evidence of BMD recovery after treatment end at 52 weeks.

In November 2020, we submitted a MAA to the EMA for YSELTY® (linzagolix 100mg and linzagolix 200mg) for the treatment of women with uterine fibroids. Our application has been validated by the EMA, as announced in January 2021, and we expect to receive approval for YSELTY® in the fourth quarter of 2021. If approved, linzagolix will be the only GnRH antagonist with flexible dose regimen options for the management of uterine fibroids consisting in (i) 100 mg once daily for women with a contraindication to or who prefer to avoid hormonal ABT or, (ii) 200 mg once daily with concomitant ABT for long-term use (beyond 6 months) or, (iii) 200 mg once daily for short-term use, in particular when rapid reduction in fibroid volume is desired.

Based on the positive PRIMROSE 1 and PRIMROSE 2 full data package including week 52 data and post treatment follow-up data up to week 76 for both trials, we intend to proceed with an NDA submission to the FDA in the second quarter of 2021.

Endometriosis is a painful disorder in which the tissue that normally lines the inside of the uterus, called the endometrium, grows outside of the uterus, causing monthly bleeding and chronic inflammatory reactions inside the abdomen that may result in ovarian cyst formation, scar tissue and adhesions. The symptoms of endometriosis include significant pain during menstrual periods (dysmenorrhea), chronic non-menstrual pelvic pain (NMPP), pain during intercourse (dyspareunia), pain during defecation (dyschezia), excessive menstrual bleeding and infertility. These symptoms can impact general physical, mental and social well-being. Approximately 5 million women in the United States are diagnosed and treated annually for endometriosis and that the majority of those women experience significant pain during menstrual periods as well as non-menstrual pelvic pain that is not associated with their menstrual periods.

We have completed a placebo-controlled Phase 2b clinical trial of linzagolix in approximately 330 patients with endometriosis, the EDELWEISS 1 trial, which met its primary endpoint at Month 3 and showed maintenance or increase of the effect of linzagolix on endometriosis-associated pain and favorable safety up to 52 weeks of treatment and up to 24 weeks after end of treatment. The results were presented at the 75th American Society of Reproductive Medicine (ASRM) Scientific Congress & Expo in October 2019. The efficacy and BMD results from EDELWEISS 1 supported Phase 3 development of two doses of linzagolix for the treatment of endometriosis, including a 75 mg once daily dose without ABT, and a 200 mg once daily dose in combination with ABT (1mg E2 / 0.5mg NETA, or Activella). Based on the results of our EDELWEISS 1 trial, we believe nearly three out of four patients with moderate to severe endometriosis-associated pain may achieve significant symptom relief with linzagolix 75 mg once daily with no need for ABT to mitigate BMD loss. Following the positive results of EDELWEISS 1 and the End of Phase 2 meeting with the U.S. Food and Drug Administration (FDA) in December 2018, the EDELWEISS 2 and EDELWEISS 3 Phase 3 clinical trials were initiated in May 2019. These Phase 3 trials were designed to each enroll approximately 450 patients with endometriosis associated pain, with a co-primary endpoint of response on both dysmenorrhea (menstrual pain) and NMPP. Both trials include a 75 mg once daily dose without hormonal ABT and a 200 mg once daily dose in combination with hormonal ABT (1mg E2 / 0.5mg NETA). Subjects who have completed the initial six-month treatment period for each of the EDELWEISS 2 and EDELWEISS 3 trials will have the option to enter a 6-month treatment extension (the EDELWEISS Extension trials).

In January 2021, we announced our decision to discontinue the EDELWEISS 2 clinical trial, due to challenging patient screening and enrollment, as well as persisting difficult environment of the ongoing pandemic. We are planning to conduct, as soon as is feasible, a new Phase 3 clinical trial for endometriosis with a number of design and operational changes to facilitate faster enrollment, with a goal to maintain the original MAA and NDA filing timelines for this indication. Our EDELWEISS 3 clinical trial is progressing as planned, with primary endpoint data at 24 weeks expected in the fourth quarter of 2021.

We believe linzagolix, if approved in either or both indications, has the potential to be a best-in-class oral GnRH receptor antagonist based on its favorable PK and PD profiles, and its expected favorable benefit/risk profile. We expect linzagolix to potentially reduce heavy menstrual bleeding associated with uterine fibroids and endometriosis-associated pain symptoms while mitigating bone mineral density loss and other adverse effects associated with full estradiol suppression. Further, we believe that linzagolix has the potential to offer flexible dosing alternatives to achieve either partial or full estrogen suppression that can be administered with or without hormonal add-back therapy. Our intent is to demonstrate that the majority of endometriosis patients may be able to experience significant symptomatic relief by utilizing our partial estrogen suppression linzagolix dose of 75 mg with no ABT. For uterine fibroids, we believe our 100 mg linzagolix dose without ABT is the only oral GnRH dosing regimen being developed for this indication without the use of ABT. Finally, we believe linzagolix has certain advantageous characteristics including the absence of food effect, high bioavailability, low volume of distribution, no induction of liver enzymes known as cytochrome P450 3A4, or CYP3A4, no active transport into the liver by organic-anion-transporting polypeptide 1B1 and 1B3 or OATP1B1/1B3, and low PK and PD variability. We believe these characteristics could be key product differentiators compared to other oral GnRH receptor antagonists in clinical development. We are also exploring various alternatives for the future potential commercialization of linzagolix, including through a collaboration with a third party.

•

Ebopiprant for the treatment of preterm labor (GA 24-34 weeks). We are developing ebopiprant (formerly OBE022), a selective oral selective prostaglandin F2α, or PGF2α, receptor antagonist, as a once daily (7-day) treatment for preterm labor from 24 to 34 weeks gestational age, or GA. PGF2α is a naturally occurring prostaglandin, or active lipid compound, that acts to induce labor. Preterm labor, defined as the body commencing the birthing process prior to 37 weeks, is characterized by uterine contractions, cervical dilation and potential rupture of the fetal membranes that surround and protect the fetus during pregnancy. Preterm labor can lead to preterm birth, which is currently the leading worldwide cause of death of newborn babies. According to the National Center for Health Statistics, approximately 9.6% of babies in the United States were born preterm in 2014. Over 1 million children under the age of five died in 2013 worldwide due to preterm birth complications, and many infants who survive preterm birth are at greater risk for cerebral palsy, delays in development, hearing and vision issues, and often face a lifetime of disability. Rates of preterm birth are rising in almost all countries with reliable data, and are associated with an immense financial impact to the global healthcare system.

To date, only treatments with limited efficacy and/or restrictive safety issues are available to treat preterm labor. In the United States, only one drug (Ritodrine, a beta-agonist) has ever been approved for acute treatment of preterm labor and is no longer available in the US. Therefore, treatment of preterm labor comprises off-label use of tocolytic treatments (medications that inhibit labor) including beta-adrenergic receptor agonists, calcium channel blockers, or NSAIDs, which are used for short-term prolongation of pregnancy (up to 48 hours) to allow for the administration of antenatal steroids (e.g., betamethasone). Magnesium sulfate, used for fetal neuroprotection is also used (up to 48 hours) to treat acute preterm labor, but has limited efficacy. Approved tocolytic treatments in Europe include beta-adrenergic agonists, which carry severe maternal cardiovascular risks, and intravenous infusions of atosiban (an oxytocin receptor antagonist).

While prostaglandin synthesis inhibitors, a sub-group of NSAIDs, have been shown to be effective for inhibiting preterm labor, use of such drugs is limited, due to the threat of serious and sometimes life-threatening side effects in the fetus. As a result, indomethacin is not recommended after 32 weeks of gestation due to the potential for these serious side effects. In nonclinical studies, ObsEva has observed that ebopiprant markedly reduces spontaneous and induced uterine contractions in pregnant rats without causing the fetal side effects seen with NSAIDS, such as indomethacin.

Through specific antagonism of the PGF2α receptor, ebopiprant is designed to control preterm labor by reducing inflammation, decreasing uterine contractions and preventing cervical change and fetal membrane rupture (known in lay terms as“water breaking” of the amniotic sac). Based on its PK profile and efficacy observed in animal models, we believe ebopiprant has the potential to become a first-in-class therapy to suppress preterm labor and delay or avoid preterm birth, without significant safety concerns for the fetus.

In February 2017, we completed a Phase 1 clinical trial assessing the safety, tolerability and PK profile of ebopiprant in healthy post-menopausal female volunteers after single doses of 10 mg to 1,300 mg and multiple doses between 100 mg per day and 1,000 mg per day over 7 consecutive days. In this trial, ebopiprant was observed to have a favorable PK profile, no clinically significant food effect, a favorable safety profile and to be well-tolerated at doses up to 1,300 mg after single dose administration and up to 1,000 mg per day after multiple dose administration over 7 days, each of which are above the estimated clinical effective dose. In March 2017, we completed a set of drug-drug interaction, or DDI, Phase 1 clinical pharmacology studies investigating the safety, tolerability and PK profile of ebopiprant when combined with magnesium sulfate, atosiban, nifedipine or betamethasone (medications typically used in patients with preterm labor) in pre-menopausal female volunteers. Ebopiprant in combination with those drugs was observed to have a favorable safety profile and to be well-tolerated up to 1,100 mg per day, which was the highest tested dose.

In December 2017, we announced the initiation of our Phase 2a proof-of-concept clinical trial of ebopiprant known as PROLONG, which was conducted in two parts: Part A and Part B. In this trial, ebopiprant was orally administered daily for 7 days to pregnant women, who were already receiving standard of care therapy for preterm labor with atosiban infusion for 48 hours. Part A was an open-label trial assessing the safety and pharmacokinetics of ebopiprant. Part B is a randomized, double-blind, placebo-controlled, parallel-group trial to assess the efficacy, safety and pharmacokinetics of ebopiprant. In November 2020, we announced positive results from Part B of the trial. The efficacy endpoints were delivery within 48 hours of treatment initiation, delivery within 7 days of starting treatment, delivery before 37 weeks of gestation, and time to delivery. Safety assessments included maternal, fetal and neonatal safety. Infants are being followed-up at 6, 12 and 24 months.

In this study, 113 women with spontaneous preterm labor (gestational age between 24 and 34 weeks) were randomized and treated with atosiban for 48 hours (ex-U.S. standard of care) plus ebopiprant or atosiban plus placebo for 7 days. There were 83 (73%) women with singleton pregnancies and 30 (27%) with twin pregnancies. One hundred and forty-one neonates were born. In the PROLONG study, atosiban plus ebopiprant reduced delivery in singleton pregnancies at 48 hours after the start of dosing by 55% compared to atosiban alone. Overall, 7/56 (12.5%) of women receiving ebopiprant delivered within 48 hours of starting treatment compared to 12/55 (21.8%) receiving placebo (OR 90% CI: 0.52 (0.22, 1.23)). In singleton pregnancies, 5/40 (12.5%) of women receiving ebopiprant delivered within 48 hours compared to 11/41 (26.8%) receiving placebo (OR 90% CI: 0.39 (0.15, 1.04)). A modest effect on delivery at 7 days was seen in the singletons.

The incidence of maternal, fetal and neonatal adverse events was comparable between subjects in the ebopiprant group and the placebo group. Follow-up of infants at 6, 12 and 24 months after birth is continuing and results will be available in 2021 and 2022. These data results support advancement of ebopiprant to a Phase 2b dose range finding study, that we plan to initiate in Europe and Asia in the fourth quarter of 2021, including testing of higher doses, which will allow us to more fully define ebopiprant’s potential to treat preterm labor, and its potential for longer-term benefits for babies.

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

In November 2019, we announced that the IMPLANT 4 trial did not meet the primary endpoint of an increase in ongoing pregnancy rate at 10 weeks, (39.1 % placebo vs 40.5 % nolasiban) (p = 0.745). As these results did not confirm the prior positive Phase 3 IMPLANT 2 trial findings, we have discontinued our previously ongoing development of nolasiban for IVF, and are exploring potential repositioning of the compound, such as through higher dose levels and earlier and longer exposure of nolasiban, as well as focusing on subjects with a high uterus contraction rate at the time of ET. In connection with this potential repositioning, in January 2020, we and Hangzhou Yuyuan BioScience Technology Co., Ltd. (Yuyuan) entered into a sublicense agreement to develop and commercialize nolasiban for improving clinical pregnancy and live birth rates in women undergoing embryo transfer as part of an IVF cycle in the People's Republic of China (PRC). Under the terms of the agreement, Yuyuan has the exclusive rights to develop and commercialize nolasiban in the PRC. They will fund all development and registration activities in the PRC, starting with the obligation to fund and conduct a Phase 1 trial and a Phase 2 proof-of-concept trial in China. We retain all rights to the product outside of PRC, and have agreed to collaborate with YuYuan on its global development. Our development and commercialization partnership with YuYuan proceeded during the 2020 with steering committee meetings to define the development plan for nolasiban in China for women undergoing ET following IVF.

The following table summarizes key information regarding our current product candidates:

We are also evaluating additional indications for our current product candidates as well as opportunities to in-license or acquire additional product candidates in our therapeutic field.

Our executive team has substantial experience in developing and commercializing pharmaceutical products in this field. For example, Brian O’Callaghan, our Chief Executive Officer, is a life science executive with extensive experience within biotech, large pharmaceutical companies and the contract research organization, or CRO, sector, as well as extensive global experience, having lived and worked in five different countries and both coasts of the U.S. Prior to joining ObsEva, Mr. O’Callaghan has held CEO positions at Petra Pharma, Acucela, Sangart and BioPartners, as well as senior management positions at Pfizer, Merck Serono and Novartis.

Elizabeth Garner has served as our Chief Medical Officer since 2019 and has spent many years in the women’s health industry at Agile Therapeutics Inc., Myriad Genetics Laboratories, Abbott Laboratories, and Merck. She has extensive experience with clinical trial design, NDA submissions and regulatory interactions and designed and conducted the trial that led to the 2020 approval of the Twirla® contraceptive patch. Dr. Garner has several years of experience in academic clinical practice, research and teaching at Harvard Medical School. Dr. Garner holds M.D. and M.P.H. degrees from the Harvard Medical School and Harvard School of Public Health, Boston, and received board certification in both general Obstetrics and Gynecology and Gynecologic Oncology.

In addition, Jean-Pierre Gotteland, Ph.D., our Chief Scientific Officer and Head of R&D, brings extensive experience in research and development, clinical trial design as well as chemistry, manufacturing and controls. He held the same roles at PregLem where he worked with our co-founder, Dr. Loumaye, for six years and successfully in-licensed, developed and registered a first-in-class product, Esmya (ulipristal acetate), for the treatment of uterine fibroids.

Wim Souverijns, our Chief Commercial Officer is responsible for leading our transition from a development company to a commercial company. Mr. Souverijns brings nearly 20 years of experience in the pharmaceutical industry and recently served as Corporate Vice President, Global Marketing, Hematology & Oncology within Celgene out of Summit, New Jersey. Previously, Mr. Souverijns developed his pharmaceutical experience through various international assignments at PwC Consulting and in different market access leadership roles at Amgen, both in Europe and the U.S.

Collectively, our management team has led the clinical development or contributed to the worldwide registration of market-leading products including Esmya and Evamist. In addition, members of our management team bring pharmaceutical development, regulatory approval, manufacturing, reimbursement and commercialization experience from other pharmaceutical and biotechnology companies, including Merck Serono, Celgene, Novartis, Pfizer, Abbott Laboratories, PregLem, Allergan, Pierre Fabre, SmithKline Beecham, Shire, Galderma and Acrux.

We have demonstrated an ability to successfully execute on the first part of our strategy by leveraging our extensive network in the field of women’s reproductive health and pregnancy to in-license linzagolix from Kissei and ebopiprant and nolasiban from Merck Serono. Additionally, we have raised $369.1 million in equity financing from inception to December 31, 2020 from leading healthcare investors, as well as $25.0 million from the issuance of a debt instrument.

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
•

Develop a targeted commercialization strategy for any approved product candidates. We have obtained worldwide commercial rights to our lead product candidates, except for certain countries in Asia with respect to linzagolix and for the PRC with respect to nolasiban. As we move our product candidates through development toward regulatory approval, we will evaluate several options for each product candidate’s commercialization strategy. These options include building our own internal sales force, entering into a joint marketing partnership with another pharmaceutical or biotechnology company, or out-licensing the product to another pharmaceutical or biotechnology company. We are also exploring various alternatives for the future potential commercialization of linzagolix, including through collaboration with a third party.

•

Pursue additional indications for our current product candidates. We believe each of our current product candidates have potential for application outside the indications we are currently developing, and we plan to pursue additional indications for our existing product candidates in the near future.

•

Leverage our international product development experience and extensive network of clinical experts and pharmaceutical industry executives within women’s reproductive health and pregnancy to in-license or acquire novel product candidates. We are focused on identifying, and in-licensing or acquiring, additional clinical-stage product candidates that we believe have the potential to become best-in-class or first-in-class products for the treatment of serious conditions in women’s reproductive health and pregnancy, if approved. We intend to focus on product candidates that we believe will be efficient from a capital-management standpoint, and we are exploring additional needs in our therapeutic field, such as premenstrual syndrome, fibrocystic breast disease, post-menopausal hot flashes, preeclampsia, dysmenorrhea, and menopause-related auto-immune diseases.

Linzagolix: Investigational GnRH Receptor Antagonist for Symptoms Associated with Uterine Fibroids and Endometriosis

We are developing linzagolix as an oral GnRH receptor antagonist, which we have observed in our clinical trials to induce a dose-dependent reduction of estradiol levels. Through that mechanism, we expect linzagolix to be indicated for the treatment of heavy menstrual bleeding associated with uterine fibroids and endometriosis-associated pain. We believe linzagolix, if approved, has the potential to be a best-in-class oral GnRH receptor antagonist based on its favorable PK and PD profiles, and its potential to provide targeted estradiol suppression to reduce HMB associated with uterine fibroids and pain symptoms associated with endometriosis , while mitigating bone mineral density loss and other adverse effects that are typically associated with full estradiol suppression. We believe that linzagolix has the potential to offer flexible dosing alternatives to address symptoms in broad patient populations, supported by key differentiating product characteristics, including absence of food effect, high bioavailability, low volume of distribution, no CYP3A4 induction or OATP1B1/B3 interaction, and low PK and PD variability. We believe these characteristics are key product differentiators compared to other GnRH receptor antagonists in development.

In 2015, we in-licensed linzagolix from Kissei. Kissei completed three Phase 2a clinical trials in Japan of linzagolix in patients with endometriosis, including one double blind placebo-controlled trial with a subgroup of patients diagnosed with both uterine fibroids and endometriosis.

Aimed at addressing the needs of the largest possible population in each indication, our clinical trials for both of these indications are designed to assess and potentially support the registration of two regimens of administrations for linzagolix, i.e. (i) a low dose of linzagolix without hormonal ABT and (ii) a high dose of linzagolix with hormonal ABT.

We are conducting two Phase 3 clinical trials of linzagolix in patients with HMB associated with uterine fibroids, the PRIMROSE 1 (conducted in the United States, which enrolled 526 women with uterine fibroids) and PRIMROSE 2 (conducted in Europe and in the United States, which enrolled 535 women with uterine fibroids) clinical trials. In both trials, patients were administered linzagolix doses of 100 mg or 200mg, both with and without hormonal ABT, or placebo. The primary endpoint of the PRIMROSE 1 and PRIMROSE 2 clinical trials was the reduction in HMB at 24 weeks; responders were defined as patients with menstrual blood loss volume of ≤ 80 mL and a 50 percent or greater reduction from baseline in MBL, volume, measured using the alkaline hematin method. Secondary endpoints included amenorrhea, time to reduced MBL, hemoglobin, pain, and quality of life. Safety endpoints included BMD, and adverse events. Calcium/vitamin D were not provided. BMD was measured centrally via Dual Energy X-ray Absorptiometry scan at baseline, 24 weeks, 52 weeks and 76 weeks (6-month post treatment assessment).

In December 2019, we announced positive Phase 3 trial results from the PRIMROSE 2 trial of linzagolix at 24 weeks. The responder rate was 93.9% (p < 0.001) for patients receiving 200 mg with ABT and 56.7% for patients receiving 100 mg without ABT (p < 0.001), compared to 29.4% in the placebo group. Both doses achieved significant rates of amenorrhea (p< 0.001), reduction in pain (p < 0.001), and improvement in quality of life (p < 0.001). Additionally, significant improvement (p< 0.001) in Hb levels, a reduction in number of days of bleeding and reduction in uterine volume were observed. A significant reduction in fibroid volume was also observed for the 200 mg dose without ABT (p = 0.008). The overall safety profile was in line with expectations. The most frequently observed adverse events (occurring in > 5% of patients) were headache, hot flushes, and anemia. Mean percentage change from baseline in BMD was consistent with previous clinical data.

In July 2020, we announced positive Phase 3 trial results from the PRIMROSE 1 trial of linzagolix at 24 weeks. The responder rate was 75.5% (p < 0.001) for patients receiving 200 mg with ABT and 56.4% for patients receiving 100 mg without ABT (p =0.003), compared to 35.0% in the placebo group. Both doses achieved significant rates of amenorrhea (p< 0.001 for 200 mg+ ABT and p=0.009 for 100 mg), reduction in pain (p < 0.001), and improvement in quality of life (p < 0.001 for 200 mg +ABT and p=0.002 for 100 mg). Additionally, significant improvement was observed in Hb level (p<0.001 for 200mg +ABT and p=0.019 for 100 mg), a reduction in number of days of bleeding (p<0.001). The overall safety profile was in line with expectations. The most frequently observed adverse events (occurring in > 5% of patients) were headache and hot flushes. Mean percentage change from baseline in BMD was as expected for treatment with a GnRH antagonist in the studied population.

In July 2020, we also announced positive 52-week treatment results from the PRIMROSE 2 trial. These new data from PRIMROSE 2 demonstrated that continued treatment with linzagolix for 52 weeks provided sustained efficacy. Responder rates of 91.6% and 53.2% were observed in women receiving 200 mg with ABT and 100 mg without ABT, respectively, both of which are similar to the responder rates observed at week 24 of the trial. In addition, a small incremental change in BMD was observed at week 52 compared to week 24. The above results were presented at the ASRM 2020 Virtual Scientific Congress and Expo, discussing the potential for the low-dose option (100 mg) of linzagolix to fill an unmet need for medical treatment of uterine fibroids in women who cannot or prefer to avoid hormonal add-back therapy (ABT). In December 2020, we announced positive 52-week treatment results from the PRIMROSE 1 trial, showing that continued treatment with linzagolix led to sustained efficacy for the primary endpoint of reduced heavy menstrual bleeding (defined as menstrual blood loss of at least 50% less than baseline and at or below 80 mL). This was seen across all doses of linzagolix and was in line with the earlier findings in PRIMROSE 2.

We believe that based on pooled week 52 clinical data from these two Phase 3 trials linzagolix has the potential for a best-in-class profile, with a pooled responder rate of 89.3% in women receiving linzagolix 200 mg with ABT, and 56.4% in women receiving linzagolix 100 mg without ABT.

In December 2020, we reported additional results for PRIMROSE 2 Phase 3 trial at week 76 These results show continued pain reduction and demonstrate evidence of bone mineral density (BMD) recovery after treatment end at 52 weeks. Of note, at the request of FDA, PRIMROSE trial participants were not provided with Vitamin D or calcium, co-administration of which is expected in clinical practice to lead to even smaller changes in BMD.

In November 2020, we submitted a MAA to the EMA for YSELTY® (linzagolix 100mg and linzagolix 200mg) for the treatment of women with uterine fibroids. Our application has been validated by the EMA, as announced in January 2021, and we expect to receive approval for YSELTY® in the fourth quarter of 2021. If approved, linzagolix will be the only GnRH antagonist with flexible dose regimen options for the management of uterine fibroids comprising (i) 100 mg once daily for women with a contraindication to or who prefer to avoid hormonal add-back therapy (ABT) or, (ii) 200 mg once daily with concomitant ABT for long-term use (beyond 6 months) and (iii) 200 mg once daily for short-term use, in particular when rapid reduction in fibroid volume is desired.

Based on the positive PRIMROSE 1 and PRIMROSE 2 full data package including week 52 data and post treatment follow-up data up to week 76 for both trials, we intend to proceed with an NDA submission to the FDA in the second quarter of 2021.

In addition, we have completed a 330-patient multiple-dose, placebo-controlled Phase 2b clinical trial of linzagolix (EDELWEISS 1) in endometriosis patients across 70 sites in the United States and 15 sites in Central and Eastern Europe. This prospective, dose finding, randomized, parallel-group, double-blind, placebo-controlled Phase 2b study was designed to investigate the efficacy and safety of a range of doses of linzagolix in the treatment of women with endometriosis associated pain. The 24-week treatment period (primary endpoint after 12 weeks of treatment) was followed either by a 24-week post treatment follow-up (PTFU) or an optional treatment extension phase with a 24-week PTFU.

The EDELWEISS 1 clinical trial successfully met its primary endpoint of a statistically significant patient response rate vs. placebo following 12 weeks of treatment. Patient response was measured by a reduction of at least 30% in combined menstrual and non-menstrual pelvic pain on a verbal rating scale (VRS) of 0 (no pain) through 3 (severe pain). Observed response rates were 34.5% for placebo, 61.5% for 75mg linzagolix, and 56.3% for 200mg linzagolix. Respective p values were 0.003 and 0.034. The efficacy in reducing pelvic pain, including dysmenorrhea and non-menstrual pelvic pain, as well as improvements in dyspareunia, dyschezia, and quality of life measures observed after 12 weeks of treatment were further improved or maintained up to Week 52, with the greatest treatment benefit observed at dose levels of 75 mg and above. The EDELWEISS 1 trial also demonstrated that linzagolix is well tolerated and has clinical benefits when administered continuously for up to 52 weeks.

After an End of Phase 2 meeting with the FDA in December 2018, we announced the initiation of the EDELWEISS 2 and EDELWEISS 3 Phase 3 clinical trials in May 2019. The target enrollment for both trials was approximately 450 patients with endometriosis associated pain, with a co-primary endpoint of patients’ response on both dysmenorrhea (menstrual pain) and non-menstrual pain. Both trials include a 75 mg once daily dose without hormonal ABT option, and a 200 mg once daily dose in combination with ABT (1mg E2 / 0.5mg NETA) option. Subjects who have completed the initial six-month treatment period were to have the option to enter a 6-month treatment extension (the EDELWEISS Extension trials).

In view of the expected logistical challenges with initial screening and uncertainty about continuity of treatment for randomized patients because of the COVID-19 pandemic, as announced in March 2020, we placed a temporary hold on further screening and randomization of patients into our EDELWEISS 2 and EDELWEISS 3 clinical trials. EDELWEISS 2 and EDELWEISS 3 clinical trial sites managed all randomized patients already on treatment to proceed with enhanced safety measures and the trial protocol whenever feasible. During the second quarter of 2020, new patient enrollment was resumed for the EDELWEISS 2 and EDELWEISS 3 clinical trials in several European countries, as well as in selective areas of the United States, based on local conditions with respect to the prevalence and spread of the COVID-19 pandemic.

In January 2021, we announced our decision to discontinue our EDELWEISS 2 clinical trial, due to challenging patient screening and enrollment, as well as persisting difficult environment of the ongoing pandemic. We are planning to conduct, as soon as is feasible, a new Phase 3 clinical trial for endometriosis with a number of design and operational changes to facilitate faster enrollment, with a goal to maintain the original MAA and NDA filing timelines for this indication. Our EDELWEISS 3 clinical trial is progressing and continuing as planned, with primary endpoint data at 24 weeks expected in the fourth quarter of 2021.

Background on Uterine Fibroids and Endometriosis

Uterine fibroids are common non-cancerous tumors that develop in the muscular wall of the uterus. Uterine fibroids can vary in size from a few millimeters to more than 20 centimeters, and in number from a single fibroid to several dozen fibroids. The main symptoms of uterine fibroids are heavy menstrual bleeding, anemia, abdominal pain and pressure, bloating, and increased urinary frequency. Heavy menstrual bleeding is a frequent disabling symptom of uterine fibroids which often leads to anemia, which can be severe and potentially life threatening. Uterine fibroids also carry an increased risk of pregnancy complications such as miscarriage, placental abruption and premature onset of labor.

According to a study published in the American Journal of Obstetrics & Gynecology in 2003, uterine fibroids affect an estimated 20 to 40% of women over the age of 30 in the United States based on clinical cases and women who undergo treatment. We believe that approximately four million women in the United States are diagnosed and being treated for uterine fibroids.

Endometriosis is a painful disorder in which endometrial tissue grows outside of the uterus, typically on the lining of the pelvis, on the ovaries, in the rectovaginal septum, on the bladder, and on the bowels. Endometriosis causes pain with monthly bleeding and chronic inflammatory reactions in the abdomen that may result in ovarian cyst formation, scar tissue and adhesions. The symptoms of endometriosis include significant pain during menstrual periods, chronic non-menstrual pelvic pain, pain during intercourse, excessive menstrual bleeding and infertility, which in turn can impact general physical, mental and social well-being. Often the pain associated with endometriosis is cyclical in nature and reflects the response to circulation of reproductive hormones, particularly estrogen. Endometriosis is also one of the leading causes of infertility and is often diagnosed when women seek treatment for such infertility.

According to the World Endometriosis Research Foundation, as of 2014, endometriosis affects an estimated one in ten women during their reproductive years, totaling approximately 176 million women globally between the ages of 15 and 49. We believe that approximately 5 million women in the United States are diagnosed and treated annually for endometriosis, and the majority of those women experience significant pain during menstrual periods.

The Role of GnRH

The exact causes of uterine fibroids and endometriosis are not currently understood. However, several factors can contribute to their development and progression, including the rise and fall of hormones, particularly estrogen, mainly in the form of estradiol. The production of estrogen in the body is regulated by GnRH. GnRH is responsible for stimulating the synthesis and release of luteinizing hormone, or LH, and follicle stimulating hormone, or FSH, by the pituitary gland. LH and FSH in turn drive estrogen production through stimulation of the ovaries. Estradiol is the hormone that, among other effects, causes the endometrium inside the uterus to thicken during the menstrual cycle. Similarly, estradiol has been determined to promote the growth of endometriosis lesions and uterine fibroids. Various pharmacological treatments directed at addressing uterine fibroids and endometriosis attempt to regulate the production of estrogen, particularly estradiol, by controlling the activity of GnRH.

Limitations of Current Therapies for Uterine Fibroids and Endometriosis

Current treatment options for uterine fibroids and endometriosis are either pharmacological or surgical.

Uterine Fibroids

Current medical treatment options for heavy menstrual bleeding associated with uterine fibroids are limited and generally consist of oral contraceptives and GnRH agonist injections. Oral contraceptives are generally used as first-line therapy, but are often not effective in reducing heavy bleeding. Upon failure of a first-line therapy or contraindication to oral contraceptives, surgical intervention is generally the next treatment option. Hysterectomy is the most commonly performed surgical treatment. Other procedures include (1) myomectomy, which is selective removal of fibroids, typically performed by laparoscopy; this usually preserves fertility, (2) uterine artery embolization, which is a procedure to obstruct the arteries feeding the fibroid, performed by arterial catheterization, and (3) MRI-guided focused ultrasound ablation.

According to a study published in the American Journal of Obstetrics & Gynecology in 2012, approximately 300,000 hysterectomies and 30,000 myomectomies are performed annually for the treatment of uterine fibroids in the United States as of 2003. According to the National Uterine Fibroids Foundation, approximately 660 women die each year in the United States from complications following hysterectomy. Hysterectomies can be both physically and psychologically damaging, not only resulting in loss of fertility, but they also can be perceived by some women as a loss of femininity. Surgery also carries a risk of scar tissue and adhesions, which can lead to infertility, worsening of pain, damage to other pelvic structures, and may require additional surgical management.

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

Endometriosis

For endometriosis, the treatment selected as standard of care is based on the severity of pain and the extent of the disease. Endometriosis treatments aim first to alleviate pain, then to remove or decrease the size and number of endometrial lesions, and possibly improve fertility. Oral contraceptives, progestins and NSAIDs are generally first-line treatments for women experiencing pain. Following the failure of first-line therapies, which is common, current treatment options are limited to intra-muscular or subcutaneous GnRH agonist injections and GnRH agonist nasal sprays. In July 2018, AbbVie Inc announced that their GnRH antagonist elagolix (Orilissa) received regulatory approval in the U.S. for the treatment of moderate-to-severe endometriosis-associated pain.

Surgery may be performed for the most symptomatic cases. However, in most cases conservative surgery can provide short-term relief by excising and/or ablating endometrial lesions, but does not prevent the endometrial lesions and associated symptoms from recurring. Surgery requires general anesthesia and has a risk of scar tissue and adhesion formation in the pelvis, which can lead to infertility, worsened pain, requirement for additional surgeries, and damage to other pelvic structures. Surgical treatments for endometriosis range from laparoscopy to more complex open abdominal surgery. If a woman has not responded to other medical or surgical treatments, a hysterectomy, which is the removal of all or part of the uterus, may be performed. Depending on the woman, removal of the ovaries may also be required, resulting in definitive infertility and immediate menopause.

The World Endometriosis Research Foundation through its EndoCost study estimated the aggregate annual cost of endometriosis to be approximately $80 billion in the United States and approximately $60 billion in Germany, the UK, France and Italy in 2012 based on then current exchange rates.

Mechanism of Action and Limitations of GnRH Agonists

GnRH agonists are a standard pharmaceutical therapy for estrogen dependent conditions such as uterine fibroids and endometriosis as they have been demonstrated to reduce estradiol levels. GnRH agonists act by first overstimulating the GnRH receptors which initially may worsen the symptoms for several weeks (the flare effect) and subsequently desensitizing the receptors, resulting in reduced secretion of LH and FSH, and severely reduced production of estrogen. This leads to a state referred to as pseudo-menopause, in which patients experience menopausal symptoms before ultimately experiencing symptom relief. While GnRH agonists may be effective at treating the symptoms of uterine fibroids and endometriosis, they can be accompanied with serious drawbacks and limitations including:

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

•

Delayed therapeutic effect and initial worsening of symptoms. Since GnRH agonists act by initially overstimulating the GnRH receptors (the flare effect), they can cause an initial worsening of symptoms that can last for several weeks.

•

Administration by injection. Many GnRH agonists such as Lupron (leuprolide acetate) must be injected on a monthly basis or a tri-monthly basis, which generally requires the assistance of a doctor or nurse.

•

Required add-back therapy. To counteract the side effects of the full estrogen suppression, additional administration of estrogen, referred to as “add-back therapy,” may be recommended after three months of treatment and is required after six months of treatment. ABT is standard hormone replacement therapy, or HRT and is most commonly used in post-menopausal women. For some women, ABT is contraindicated due to related and potentially serious adverse effects, including venous and arterial thromboembolism.

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

Linzagolix Mechanism of Action and Solution to GnRH Agonist Drawbacks and Limitations

Linzagolix is an orally administered GnRH receptor antagonist with low PK/PD variability. Linzagolix binds to and blocks the GnRH receptor in the pituitary gland, which results in dose-dependent reduction of LH and FSH production. This reduction in LH and FSH production in turn leads to dose-dependent reduction of estrogen levels.

At selected doses, linzagolix has been observed to maintain estradiol levels in the target range of 20 to 60 pg/ml, which we believe is the optimal range to relieve symptoms associated with uterine fibroids and endometriosis while mitigating bone mineral density loss or other adverse effects that can be associated with full estradiol suppression. Higher doses of linzagolix drive estradiol below 20 pg/ml, considered full suppression.

We believe linzagolix has the potential to overcome certain drawbacks and limitations of GnRH agonists. The potential advantages of linzagolix compared to GnRH agonists include:

•

Rapid onset of therapeutic effect. By blocking, as opposed to initially stimulating the GnRH receptor, linzagolix has the potential to suppress LH and FSH within hours, lowering estradiol levels and reducing pain within days while potentially avoiding the initial flare effect which is often associated with GnRH agonist treatments.

•

Ease of administration. Linzagolix has the potential to be administered orally once daily, and regardless of food intake timing. This potential dosing regime is a more convenient and less invasive treatment option than GnRH agonist intramuscular or subcutaneous injections.

•

Optionality for uterine fibroids and endometriosis treatment: stand alone or in combination with ABT. In contrast to GnRH agonists, for which hormonal ABT is required when treatment exceeds six months, we believe that the 75mg once daily dose tested in our EDELWEISS 1 Phase 2b trial and the 100mg once daily dose tested in our PRIMROSE trials, have the potential to be utilized as a stand-alone treatment for a substantial proportion of patients with endometriosis-associated pain and heavy menstrual bleeding associated with uterine fibroids by maintaining estradiol levels between 20 and 60 pg/ml.

The once daily 200 mg dose of linzagolix will require the addition of ABT if used long-term to counteract the side effects associated with full suppression of estradiol, i.e. below 20 pg/ml.

These doses of 75 mg or 100mg without ABT, 200 mg with ABT, and 200 mg without ABT (for short-term use in uterine fibroids) are being tested in the confirmatory Phase 3 trials.

•

Rapid reversibility of effect. As a result of the observed linzagolix half-life of approximately 15 hours, we believe there is the potential for ovarian function to resume within days following the end of treatment. In contrast, a patient’s ovarian function can take weeks or months to return to normal after stopping treatment with injectable GnRH agonists.

Potential Clinical Profile of linzagolix

In July 2018, AbbVie Inc. announced that their oral GnRH antagonist elagolix (Orilissa®) received regulatory approval in the U.S. for the treatment of women with moderate to severe endometriosis-associated pain (150mg QD up to 2-year and 400mg (200mg BID) up to 6 months). Abbvie also obtained approval for Oriahnn® in May 2020 for the indication of heavy menstrual bleeding associated with uterine fibroids. Oriahnn® is given as a high dose of elagolix (300mg BID) with ABT AbbVie Inc is now conducting Phase 3b trials with elagolix 600mg daily dose (300mg BID) in combination with ABT to assess long-term impact (48 months) of treatment on BMD.

In addition, Myovant Sciences, Inc. conducted Phase 3 trials with the oral GnRH receptor antagonist relugolix 40mg daily in combination with ABT for the treatment of symptoms associated with endometriosis and uterine fibroids. This is the only dose level being studied for both indications. In 2019, Myovant reported positive 6-month results for the two Phase 3 trials in the fibroid indication (LIBERTY 1 and 2) and filed a MAA and a NDA on the basis of 52-week treatment data in March 2020 and in June 2020 (with a PDUFA set to June 2021), respectively. In 2020, Myovant also reported positive 6-month results for the two Phase 3 trials in the endometriosis indication (SPIRIT 1 and 2). In January 2021, Myovant reported positive 1-year results from the SPIRIT trials, and announced the intention to file an NDA for this indication in the first half of 2021.

We believe that linzagolix has a best-in-class clinical profile as assessed by:

•

Optimal characteristics for consistent PK. Linzagolix has been observed to have a consistent PK profile and low variability, due to high bioavailability and low volume of distribution. In addition, its half-life allows for once daily dosing for across indications. We believe these characteristics are important for optimizing patient compliance and drug exposure.

•

Three dosing options. Based on its consistent PK and PD profile observed in preclinical studies and clinical trials, we are currently pursuing the development of linzagolix doses both with and without hormonal ABT, which is related to partial or full suppression of estrogen. We believe that various levels of estrogen suppression may be required to successfully treat symptoms in different patients in different indications to account for patient characteristics, individual response or patient preference, but that the option of partial suppression, with no need for ABT has the potential to be a first line therapy for many patients.

•

Potential to avoid hormonal ABT. For symptoms associated with both uterine fibroids and endometriosis, we are developing linzagolix as a stand-alone treatment (without need for ABT) and in association with ABT to fulfill the needs of a broad patient population with uterine fibroids and endometriosis. We do not believe that all patients will have the desire or need for hormonal ABT, some of whom may have a contraindication or tolerability issue (as per boxed warning on ABT), or simply prefer the management of endogenous estrogen levels in the clinical setting where bone mineral density loss is not reduced to the degree that would require hormone replacement.

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

Ongoing Phase 3 Clinical Trials PRIMROSE 1 and PRIMROSE 2 for Heavy Menstrual Bleeding Associated with Uterine Fibroids

Based on the above Phase 2 results and the feedback we received from the FDA in November 2016, we commenced the two PRIMROSE Phase 3 clinical trials in patients with heavy menstrual bleeding associated with uterine fibroids in the first half of 2017. As part of these trials, we have been assessing the efficacy of both a 100 mg once daily dose and a 200 mg once daily dose of linzagolix both with and without ABT. We believe that the 200 mg dose may be used alone for short-term treatment and will require ABT for longer term treatment to prevent excessive bone mineral density loss, while the 100mg dose may not necessitate the use of ABT.

Figure 1 below depicts the trial design of the Phase 3 PRIMROSE clinical trials:

Figure 1: Design of Phase 3 PRIMROSE Clinical Trials

The primary endpoint of heavy menstrual bleeding was measured via two approaches. Patients collected and delivered their used sanitary protection to a central laboratory analysis using a validated alkaline hematin method; this provided an objective measure of bleeding. In addition, patients report their bleeding status on a daily basis with an electronic diary.

The PRIMROSE 1 clinical trial was conducted in the United States, and enrolled 526 women with uterine fibroids, while the PRIMROSE 2 clinical trial was conducted both in Europe and in the United States and enrolled 535 women with uterine fibroids. In both trials, patients were administered linzagolix doses of 100 mg or 200mg, both with and without hormonal ABT, or placebo. The primary endpoint of the PRIMROSE 1 and PRIMROSE 2 clinical trials was the reduction in HMB at 24 weeks; responders were defined as patients with menstrual blood loss volume of ≤ 80 mL and a 50 percent or greater reduction from baseline in MBL, volume, measured using the alkaline hematin method. Secondary endpoints included amenorrhea, time to reduced MBL, hemoglobin, pain, and quality of life. Safety endpoints included BMD, and adverse events. BMD was measured centrally via Dual Energy X-ray Absorptiometry scan at baseline, 24 weeks, 52 weeks and 76 weeks (6-month post treatment assessment). Calcium/vitamin D were not provided.

In December 2019, we announced positive Phase 3 trial results from the PRIMROSE 2 trial of linzagolix for the treatment of HMB due to uterine fibroids. The responder rate was 93.9% (p < 0.001) for patients receiving 200 mg with ABT and 56.7% for patients receiving 100 mg without ABT (p < 0.001), compared to 29.4% in the placebo group. Both doses achieved significant rates of amenorrhea (p< 0.001), reduction in pain (p < 0.001), and improvement in quality of life (p < 0.001). Additionally, significant improvement (p< 0.001) in Hb levels, a reduction in number of days of bleeding and reduction in uterine volume were observed. A significant reduction in fibroid volume was also observed for the 200 mg dose without ABT (p = 0.008). The overall safety profile was in line with expectations. The most frequently observed adverse events (occurring in > 5% of patients) were headache, hot flushes, and anemia. Mean percentage change from baseline in BMD was consistent with previous clinical data.

In July 2020, we announced positive Phase 3 trial results from the PRIMROSE 1 trial of linzagolix. The responder rate was 75.5% (p < 0.001) for patients receiving 200 mg with ABT and 56.4% for patients receiving 100 mg without ABT (p =0.003), compared to 35.0% in the placebo group. Both doses achieved significant rates of amenorrhea (p< 0.001 for 200 mg+ ABT and p=0.009 for 100 mg), reduction in pain (p < 0.001), and improvement in quality of life (p < 0.001 for 200 mg +ABT and p=0.002 for 100 mg). Additionally, significant improvement was observed in Hb level (p<0.001 for 200mg +ABT and p=0.019 for 100mg), a reduction in number of days of bleeding (p<0.001). The overall safety profile was in line with expectations. The most frequently observed adverse events (occurring in > 5% of patients) were headache and hot flushes. Mean percentage change from baseline in BMD was as expected for treatment with a GnRH antagonist in the studied population.

In July 2020, we also announced positive 52-week treatment results from the PRIMROSE 2 trial. These new data from PRIMROSE 2 demonstrated that continued treatment with linzagolix for 52 weeks provided sustained efficacy. Responder rates of 91.6% and 53.2% were observed in women receiving 200 mg with ABT and 100 mg without ABT, respectively, both of which are similar to the responder rates observed at week 24 of the trial. In addition, a small incremental change in BMD was observed at week 52 compared to week 24. The above results were presented as two late-breaking posters at the ASRM 2020 Virtual Scientific Congress and Expo, discussing the potential for the low-dose option (100 mg) of linzagolix to fill an unmet need for medical treatment of uterine fibroids in women who cannot or prefer to avoid hormonal add-back therapy (ABT). In December 2020, we announced positive 52-week treatment results from the PRIMROSE 1 trial, showing that continued treatment with YSELTY® led to sustained efficacy for the primary endpoint of reduced heavy menstrual bleeding (defined as menstrual blood loss of at least 50% less than baseline and at or below 80 mL). This was seen across all doses of YSELTY® and was in line with the earlier findings in PRIMROSE 2.

We believe that based on pooled week 52 clinical data from these two Phase 3 trials linzagolix has the potential for a best-in-class profile, with a pooled responder rate of 89.3% in women receiving linzagolix 200 mg with ABT, and 56.4% in women receiving linzagolix 100 mg without ABT.

In December 2020, we reported additional results for PRIMROSE 2 Phase 3 trial at week 76 These results show continued pain reduction and demonstrate evidence of bone mineral density (BMD) recovery after treatment end at 52 weeks.

In November 2020, we submitted a MAA to the EMA for YSELTY® (linzagolix 100mg and linzagolix 200mg) for the treatment of women with uterine fibroids. Our application has been validated by the EMA, as announced in January 2021, and we expect to receive approval for YSELTY® in the fourth quarter of 2021. If approved, linzagolix will be the only GnRH antagonist with flexible dose regimen options for the management of uterine fibroids consisting of (i) 100 mg once daily for women with a contraindication to or who prefer to avoid hormonal add-back therapy (ABT) or, (ii) 200 mg once daily with concomitant ABT for long-term use (beyond 6 months) or, (iii) 200 mg once daily for short-term use, in particular when rapid reduction in fibroid volume is desired.

Based on the positive PRIMROSE 1 and PRIMROSE 2 full data package including week 52 data and post treatment follow-up data up to week 76 for both trials, we intend to proceed with an NDA submission to the FDA in the second quarter of 2021.

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

Preclinical Studies and Phase 1 Clinical Trial

In preclinical studies, linzagolix was observed to be a highly potent and selective antagonist of the GnRH receptor. The preclinical toxicology and safety pharmacology studies did not raise tolerance or safety concerns or potential for DDIs. In the Phase 1 clinical trial, linzagolix was observed to have a favorable safety profile and to be well-tolerated up to 400 mg once daily for seven days. Additionally, linzagolix had a linear PK profile, a half-life of approximately 15 hours and no significant differences between women of Japanese and European descent. Moreover, linzagolix was observed to have a low volume of distribution, meaning the drug remained in the blood and did not accumulate in fatty tissue (Figure 2). Furthermore, in the Phase 1 clinical trial, there was no food effect observed.

Linzagolix was observed to induce a dose-dependent decrease in LH and FSH over time (Figure 3), which we believe correlates with its ability to control estradiol levels in a dose-dependent manner. Based on the low PK variability and lack of dose overlap observed in the Phase 1 clinical trial, we believe we will be able to more tightly control biological response with personalized doses of linzagolix. In addition, in 2016 we completed a Phase 1 trial to assess the impact of linzagolix on the potential induction of CYP3A4, which is responsible for most of the metabolism of ABT. In this trial, we observed no relevant CYP3A4 induction, which we believe indicates that linzagolix will not interfere with ABT and has low risk of drug-drug interactions.

Figure 2: Mean linzagolix Concentration Over Time	Figure 3: LH Reduction from Baseline Over Time

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

Ongoing Phase 3 Clinical trial EDELWEISS 3 —Endometriosis-Associated Pain

After discussion of the planned Phase 3 trial design with the FDA during an End of Phase 2 meeting in December 2018, we initiated the Phase 3 program in 2019. Our Phase 3 program initially consisted of two clinical trials: EDELWEISS 2, designed to enroll approximately 450 patients (150 per arm) in the United States and Puerto Rico, and EDELWEISS 3 designed to enroll approximately 450 patients (150 per arm) across sites in the U.S., as well as Canada, Europe and CIS countries. In these two double-blind, placebo-controlled trials, we will evaluate two once daily doses of linzagolix, the 75 mg without ABT and 200 mg with ABT. Patients report their pain on a daily basis with an electronic diary.

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

In view of the expected logistical challenges with initial screening and uncertainty about continuity of treatment for randomized patients because of the COVID-19 pandemic, as announced in March 2020, we placed a temporary hold on further screening and randomization of patients into our EDELWEISS 2 and EDELWEISS 3 clinical trials. EDELWEISS 2 and EDELWEISS 3 clinical trial sites managed all randomized patients already on treatment to proceed with enhanced safety measures and the trial protocol whenever feasible. During the second quarter of 2020, new patient enrollment was resumed for the EDELWEISS 2 and EDELWEISS 3 clinical trials in several European countries, as well as in selective areas of the United States, based on local conditions with respect to the prevalence and spread of the COVID-19 pandemic.

In January 2021, we announced our decision to discontinue our EDELWEISS 2 clinical trial, due to challenging patient screening and enrollment, as well as persisting difficult environment of the ongoing pandemic. We are planning to conduct, as soon as is feasible, a new Phase 3 clinical trial for endometriosis with a number of design and operational changes to facilitate faster enrollment, with a goal to maintain the original MAA and NDA filing timelines for this indication. Our EDELWEISS 3 clinical trial is progressing and continuing as planned, with primary endpoint data at 24 weeks expected in the fourth quarter of 2021.

Figure 5 below depicts the trial design of the Phase 3 EDELWEISS 3 clinical trial:

Figure 5: Design of Phase 3 EDELWEISS 3 Clinical Trial

Safety Results of Phase 1, Phase 2a and Ongoing Phase 2b and Phase 3 Clinical Trials

As of February 2021, more than 2,160 subjects have been exposed to linzagolix in completed studies and more than 450 subjects in ongoing clinical studies and linzagolix has been generally well tolerated.

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

In the PRIMROSE trials in European and US subjects (n=1037), a BMD decrease in line with previous studies was observed. The most frequently observed adverse events (occurring in > 5% of patients in any active treatment group) were headache, hot flushes, anemia and nausea. Headache was reported with a higher incidence in the 200 mg group (11.9%) compared to placebo (5.7%) and other linzagolix groups (≤7.2%). The incidence of hot flushes during the first 24 weeks of treatment was dose-dependent. The highest incidence of hot flushes was observed in the linzagolix 200 mg group (33.3%), which is consistent with the mechanism of action of linzagolix. Rates of hot flushes were similar in the 100 mg (10.1%) and

200 mg+ABT groups (9.6%), compared with 5.3% in the placebo arm, which demonstrates that the use of ABT combined with linzagolix 200 mg dose alleviates hormone-related TEAEs such as hot flushes. On-treatment anaemia was generally reported with a similar frequency between the placebo (6.7%) and linzagolix arms (≤10.1%). The rate of nausea was highest in the 200 mg group (5.2%); rates in all other arms were similar to placebo. As expected, a dose dependent BMD changes were observed in all active treatment arms and changes in BMD were mitigated by the concomitant use of hormonal ABT. Elevations in lipids and liver transaminases were observed with incidences generally consistent with those seen in other GnRH receptor antagonists, and appear to be a class effect.

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

Ebopiprant (formerly OBE022): Our PGF2α Receptor Antagonist for the Treatment of Preterm Labor (GA 24-34 weeks)

We are developing ebopiprant (formerly OBE022) as a potential first-in-class, once daily, oral and selective PGF2α, receptor antagonist for the treatment of preterm labor in weeks 24 to 34 of pregnancy. PGF2α is a naturally occurring prostaglandin that acts to induce labor in pregnant women. Through specific antagonism of the PGF2α receptor, ebopiprant is designed to control preterm labor by reducing inflammation, decreasing uterine contractions and preventing cervical changes and membrane ruptures. Based on its PK profile and efficacy observed in animal models, we believe ebopiprant has the potential to become a first-in-class therapy to suppress premature labor and delay or avoid preterm birth while also being safe for the fetus. In February 2017, we completed a Phase 1 clinical trial assessing the safety, tolerability and PK profile of ebopiprant in healthy post-menopausal female volunteers after single doses of 10 mg to 1,300 mg and multiple doses between 100 mg per day and 1,000 mg per day over 7 consecutive days. Ebopiprant was observed to have a favorable pharmacokinetic profile, no clinically significant food effect, a favorable safety profile and to be well-tolerated at doses up to 1,300 mg after single dose administration and up to 1,000 mg per day after multiple dose administration over 7 days, each of which are above the estimated clinical effective dose. In March 2017, we completed a set of drug-drug interaction, or DDI, Phase 1 clinical pharmacology studies investigating the safety, tolerability and PK profile of ebopiprant when combined with magnesium sulfate, atosiban, nifedipine or betamethasone (medications typically used in patients with preterm labor) in pre-menopausal female volunteers. Ebopiprant in combination with those drugs was observed to have a favorable safety profile and to be well-tolerated up to 1,100 mg per day, which was the highest tested dose. In December 2017, we announced the initiation of our Phase 2a proof-of-concept clinical trial of ebopiprant known as PROLONG, which is being conducted in two parts: Part A and Part B. In this trial, ebopiprant is orally administered daily for 7 days to pregnant women, who are already receiving standard of care therapy for preterm labor, atosiban infusion for 48 hours. Part A is an open-label trial assessing the safety and pharmacokinetics of ebopiprant. Part B, is a randomized, double-blind, placebo-controlled, parallel-group trial to assess the efficacy, safety and pharmacokinetics of ebopiprant. In November 2020, we announced positive results for the PROLONG Proof-of-Concept Trial. The efficacy endpoints were delivery within 48 hours of starting treatment, delivery within 7 days of starting treatment, delivery before 37 weeks of gestation, and time to delivery. Safety assessments included maternal, fetal and neonatal safety. Infants are being followed-up at 6, 12 and 24 months.

In this study, 113 women with spontaneous preterm labor (gestational age between 24 and 34 weeks) were randomized and treated with atosiban (ex-U.S. standard of care) plus ebopiprant or atosiban plus placebo for 7 days. There were 83 (73%) women with singleton pregnancies and 30 (27%) with twin pregnancies. One hundred and forty-one neonates were born. Overall, 7/56 (12.5%) of women receiving ebopiprant delivered within 48 hours of starting treatment compared to 12/55 (21.8%) receiving placebo (OR 90% CI: 0.52 (0.22, 1.23)). In singleton pregnancies, 5/40 (12.5%) of women receiving ebopiprant delivered within 48 hours compared to 11/41 (26.8%) receiving placebo (OR 90% CI: 0.39 (0.15, 1.04)) which is a reduction of delivery in singleton pregnancies at 48 hours 55% compared to atosiban alone. A modest effect on delivery at 7 days was seen in the singletons.

The incidence of maternal, fetal and neonatal adverse events were comparable between subjects in the ebopiprant group and the placebo group. Follow-up of infants at 6, 12 and 24 months after birth is continuing and results will be available in 2021 and 2022. These data results support advancement of ebopiprant to Phase 2b dose range finding, that we plan to initiate in Europe and Asia in the fourth quarter of 2021, including testing of higher doses, which will allow us to more fully define this product’s potential and the longer-term benefits for babies.

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

Limitations of Current Treatment Options

Various classes of pharmaceutical agents that decrease uterine contractions, also known as tocolytics, are used to treat preterm labor. These different classes act on the uterine muscle through various mechanisms of action but have limited efficacy, restrictive safety issues and are all used off-label in the United States. These different classes include nifedipine, a calcium channel blocker, magnesium sulfate, indomethacin (a NSAID) and glyceryl trinitrate, each of which have been observed to have limited efficacy and/or safety issues. Beta-adrenergic agonists have been largely discontinued because of severe maternal cardiovascular side effects. Atosiban, an oxytocin receptor antagonist, is approved in Europe and most of Asia, but not in the United States. It can treat preterm labor, but is administered through a bolus injection followed by an infusion and is not indicated for dosing beyond 48 hours.

Reviews of these different classes of tocolytic drugs concluded that prostaglandin synthesis inhibitors, such as NSAIDs, provided the best efficacy for delaying labor at 48 hours and seven days. According to a study published in Obstetrics & Gynecology in 2009, prostaglandin antagonists were most effective at delaying delivery at 48 hours and seven days among the class of drugs available in the United States. Delaying delivery as long as possible up to full term is ideal, but delaying delivery by at least 48 hours is significant because betamethasone (a corticosteroid) can be administered to the mother to mature the baby’s lungs so the baby can potentially breathe on its own. The table below, which shows the results of that study, displays the percentage of patients that did not deliver a baby at various time points following treatment.

Figure 6: Weighted Percentages of Tocolytic Agents for Efficacy

Figure 7: Mode of action of ebopiprant

Phospholipids
Arachidonic Acid
PGHS-1/2 =COX1/2
PGH2
PGE2
PGF2α
X
EP1
EP3
EP2
EP4
FP
UTERUS:
contract
relax
contract
ebopiprant
Selectively blocks
the PGF22α
receptor

Currently available prostaglandin inhibitors, such as the NSAID indomethacin, act by non-selective inhibition of prostaglandin-forming enzymes, thus blocking the generation and signaling of many prostaglandin sub-types, including both PGE2 and PGF2α. Because they potentially adversely affect fetal physiology, use of NSAIDs is restricted to 48 hours in women at gestational age below 32 weeks, due to these unwanted side effects. According to a publication in 2015 in the American Journal of Obstetrics and Gynecology, the most concerning side effects associated with the non-selective prostaglandin inhibitors include severe conditions in newborn babies, such as renal function impairment, premature closure of the ductus arteriosus (i.e., constriction of the blood vessel connecting the pulmonary artery to the aorta), bleeding in the area surrounding the fluid-filled areas of the brain, necrotizing enterocolitis, which is a serious condition that occurs when the intestinal tissue blood flow is damaged and causes tissue death, and periventricular leukomalacia, which is a form of brain injury that can lead to serious disabilities.

As a result of the limited efficacy and unfavorable safety profile of many current therapies used off-label to treat preterm labor, we believe there remains a significant unmet need for a selective prostaglandin inhibitor focused on the specific inhibition of PGF2α to delay preterm labor and provide a safe treatment option for both mother and child.

Ebopiprant Preclinical and Clinical Development

Ebopiprant was discovered and initially developed by Merck Serono as a selective inhibitor of PGF2α. We in-licensed ebopiprant from Merck Serono in 2015. In preclinical studies, ebopiprant was observed to reduce uterine contractions and to exert a synergistic effect in combination with nifedipine to delay delivery. We advanced ebopiprant into a Phase 2a proof-of-concept clinical trial in December 2017 to assess its safety and efficacy to delay birth in women 24 to 34 weeks pregnant in preterm labor with threatened preterm delivery. In February 2017, we completed a Phase 1 clinical trial assessing the safety, tolerability and PK profile of ebopiprant in healthy post-menopausal female volunteers after single doses of 10 mg to 1,300 mg and multiple doses between 100 mg per day and 1,000 mg per day over 7 consecutive days. Ebopiprant was observed to have a favorable PK profile, no clinically significant food effect, a favorable safety profile and to be well-tolerated at doses up to 1,300 mg after single dose administration and up to 1,000 mg per day after multiple dose administration over 7 days. In March 2017, we completed a set of DDI Phase 1 clinical pharmacology studies investigating the safety, tolerability and PK profile of ebopiprant when combined with magnesium sulfate, atosiban, nifedipine or betamethasone (medications typically used in patients with preterm labor) in pre-menopausal female volunteers. Ebopiprant in combination with those drugs was observed to have a favorable safety profile and to be well-tolerated up to 1,100 mg per day, which was the highest tested dose.

Preclinical Development

In the preclinical pharmacology, PK and toxicology studies conducted by Merck Serono, ebopiprant was observed to be a highly selective, competitive and reversible PGF2α receptor antagonist with over 100 times the affinity for it compared to other prostaglandin receptor subtypes. Ebopiprant has been observed to have tocolytic effects in vitro and in vivo by markedly reducing spontaneous uterine contractions in a preterm labor animal model. At the Society for Reproductive Investigations’ 64th Annual Scientific Meeting in March 2017, we presented results of a non-clinical study in which we observed that ebopiprant exerted a synergistic effect in combination with nifedipine on the delay of delivery in an animal model for preterm labor. The study evaluated the effect of ebopiprant and nifedipine, alone and in combination with each other, on an animal model of RU486-induced birth in pregnant mice. The induction of labor by the antiprogestin RU486 results from inhibition of progesterone activation leading to the up-regulation of labor-associated proteins as seen in the case of idiopathic preterm labor. Compared to the vehicle control, we observed nifedipine (5mg/kg, taken orally), as well as ebopiprant (100mg/kg, taken orally), alone resulted in statistically significant delays in RU486-induced preterm labor. We also observed a synergistic effect of combination treatment with ebopiprant and nifedipine on the delay of delivery when compared to vehicle, nifedipine or ebopiprant alone (p<0.001, p<0.001 and p<0.01, respectively).

Preclinical studies have also been conducted to support oral administration of ebopiprant in humans. Overall, the toxicological profile of ebopiprant observed in repeated-dose toxicity studies in rats and dogs as well as reprotoxicity in rabbits and rats appeared to be benign. We also conducted safety studies to evaluate ebopiprant compared to NSAIDs in pregnant rats prior to delivery. In these studies, we observed that the NSAID indomethacin induced, as expected, constriction of the blood vessel connecting the pulmonary artery to the aorta and impaired the renal function in the newborn rats, while ebopiprant did not. In addition, we have observed that ebopiprant does not inhibit platelet aggregation whereas the NSAIDs were confirmed to significantly inhibit it, which is considered to be a potential risk factor for neonatal tissue hemorrhage, e.g. periventricular brain hemorrhage. Based on the results of these preclinical studies, we believe that ebopiprant has the potential to be an effective, safer tocolytic agent for the treatment of preterm labor.

Phase 1 Clinical Trials

We completed a Phase 1 clinical trial assessing the safety, tolerability and PK profile of ebopiprant when administered in approximately 70 healthy post-menopausal female volunteers as single and multiple ascending doses at one site in the United Kingdom. As PGF2α is also involved in uterine contractions and the related pain that can occur during normal menstruation in non-pregnant women, we are assessing the feasibility of measuring the ability of ebopiprant to reduce the intra-uterine pressure and the pelvic pain scores in healthy female volunteers of child bearing age during menstruation. From the single doses administered of 10 mg to 1,300 mg and multiple doses between 100 mg per day and 1,000 mg per day administered over 7 consecutive days in the completed Phase 1 clinical trial, we observed that pro-drug ebopiprant was readily absorbed and rapidly converted into its equally active stable metabolite ebopiprant. The plasma level of ebopiprant increased with increasing doses of ebopiprant, reaching exposure levels that were anticipated to be clinically relevant within an hour following administration. There was no clinically significant food interaction with peak exposures reduced to 80% and AUC staying bioequivalent. The mean half-life of ebopiprant ranged between 8 and 11 hours following administration of a single dose and between 22 to 29 hours after multiple doses (figure 8). Single and multiple administrations of ebopiprant were well tolerated at all doses. There have been no serious adverse events and no clinically relevant changes in safety parameters.

Figure 8:

1000.0
100.0
10.0
1.0
0.1
OBE002 concentration [ng/mL]
0
4
8
12
16
20
24
Time [h]
100 mg fed (n=6)
100 mg fasted (n=6)
300 mg fed (n=6)
300 fasted mg (n=6)
1000 mg fed (n=5)
1000 mg fasted (n=5)

We also completed a set of DDI Phase 1 clinical pharmacology studies investigating the safety, tolerability and PK profile of ebopiprant when combined with therapeutic doses of magnesium sulfate, atosiban, nifedipine or betamethasone (medications typically used in patients with preterm labor) in pre-menopausal female volunteers. We performed an open-label, randomized, three-period crossover trial assessing co-administration of single doses of ebopiprant (1100 mg) and MgSO4 (15.5g) and also performed an open-label, single-sequence crossover trial assessing the interactions of ebopiprant (1000 mg/d) at steady-state co-administered with single doses of atosiban (60.75 mg), nifedipine (20 mg) and betamethasone (12 mg). Both trials enrolled 12 healthy non-pregnant women of reproductive age at one clinical center in the United Kingdom. There were no clinically relevant pharmacokinetic interactions between ebopiprant and MgSO4, betamethasone or atosiban; however, nifedipine exposure increased notably. Co-administration of ebopiprant with MgSO4, betamethasone, atosiban and nifedipine was generally well tolerated.

Phase 2a Clinical Trial (PROLONG) - Acute Preterm Labor

Based on these Phase 1 clinical trial results, we initiated the PROLONG Phase 2a proof-of-concept clinical trial. The trial objectives are to assess the pharmacokinetic, the safety and efficacy of ebopiprant when co-administered with atosiban, to delay birth after oral administration in pregnant women in active preterm labor and threatened preterm delivery. The study population included women who were at least 24 weeks and less than 34 weeks pregnant, with intact amniotic membranes, presenting with spontaneous preterm labor for which they received atosiban for 48 hours and had no contraindications to a prolongation of pregnancy.

The PROLONG Phase 2a trial was conducted in two parts: Part A and Part B. Part A was an open-label trial of ebopiprant administered orally, with a loading dose of 1000 mg, then 500 mg twice a day for 7 days to pregnant women with threatened preterm labor. Ebopiprant pharmacokinetics and maternal, fetal and infant safety were assessed. Fetal cardiac safety was monitored using Doppler ultrasound. Time to delivery was also measured. Nine patients were included in this part. Eight of the nine patients did not deliver within the 7 days of ebopiprant treatment and one patient delivered the day after starting ebopiprant. Ebopiprant was observed to be well absorbed from Day 1 to Day 7 and steady-state serum concentrations and pharmacokinetics were comparable to those observed previously in non-pregnant women. Ebopiprant administration was observed to be well tolerated by the mother and there were no fetal adverse events reported. There were also no clinically significant abnormal findings on Doppler ultrasound including no constrictive effect on the ductus arteriosus. The results were presented at the 66th Annual Scientific Meeting of the Society for Reproductive Investigation from 12th to 16th of March 2019.

In January 2019, based on the favorable safety and pharmacokinetic results we observed in Part A, we announced the initiation of Part B of the PROLONG trial, which is a randomized, double-blind, placebo-controlled, parallel-group trial to assess the efficacy, safety and pharmacokinetics of ebopiprant. We enrolled 113 patients with preterm labor at a gestational age of 24 to 34 weeks. As in Part A, ebopiprant or placebo has been administered orally, with 1,000 mg as a starting dose, then 500 mg twice a day for 7 days to women already receiving atosiban infusion for 48 hours.

In November 2020, we announced positive results for the PROLONG proof-of-concept trial. The efficacy endpoints were delivery within 48 hours of starting treatment, delivery within 7 days of starting treatment, delivery before 37 weeks of gestation, and time to delivery. Safety assessments included maternal, fetal and neonatal safety. Infants are being followed-up at 6, 12 and 24 months.

In this study, 113 women with spontaneous preterm labor (gestational age between 24 and 34 weeks) were randomized and treated with atosiban (ex-U.S. standard of care) plus ebopiprant or atosiban plus placebo for 7 days. There were 83 (73%) women with singleton pregnancies and 30 (27%) with twin pregnancies. One hundred and forty-one neonates were born. Overall, 7/56 (12.5%) of women receiving ebopiprant delivered within 48 hours of starting treatment compared to 12/55 (21.8%) receiving placebo (OR 90% CI: 0.52 (0.22, 1.23)). In singleton pregnancies, 5/40 (12.5%) of women receiving ebopiprant delivered within 48 hours compared to 11/41 (26.8%) receiving placebo (OR 90% CI: 0.39 (0.15, 1.04)), a reduction of delivery in singleton pregnancies at 48 hours of 53% compared to atosiban alone. The treatment effect was greater in the earlier gestational age group compared to the later gestational age group. Overall, a modest effect on delivery at 7 days was seen in singletons; however, a marked effect was observed in the 24-30 week singleton pregnancies, with 23.8% vs 14.3% (OR 90% CI: 0.53 (0.14, 2.01) of women delivering within 7 days in the placebo versus ebopiprant arms, respectively, a 40% reduction. No effect was seen in twin pregnancies, consistent with a different mechanism of action for preterm labor in singletons versus twins.

The incidence of maternal, fetal and neonatal adverse events was comparable between subjects in the ebopiprant and placebo groups. Follow-up of infants at 6, 12 and 24 months after birth is continuing and results will be available in 2021 and 2022. These results support advancement of ebopiprant to Phase 2b dose range finding, that we plan to initiate in Europe and Asia in the fourth quarter of 2021, including testing of higher doses, which will allow us to more fully define this product’s potential to treat preterm labor and the longer-term benefits for babies.

Figure 9 below depicts the trial design of the Phase 2 PROLONG clinical trial:

Figure 9: Design of Phase 2 PROLONG clinical trial

Nolasiban in IVF

Nolasiban is an oral oxytocin receptor antagonist that is being developed to improve clinical pregnancy and live birth rates in women undergoing embryo transfer following IVF, including intracytoplasmic sperm injection, or ICSI. The mechanism of action of nolasiban supports its potential to improve uterine receptivity by decreasing uterine contractions, improve uterine blood flow and enhance the receptivity of the endometrium to embryo implantation. We in-licensed nolasiban from Merck Serono, which had previously completed preclinical studies and Phase 1 clinical trials in 103 healthy female volunteers that evaluated the safety and PK profile of nolasiban.

Background on Assisted Reproductive Technology (IVF/ICSI)

Infertility is a condition of the reproductive system that impairs the body’s ability to reproduce. From 2006 to 2010, the inability to have a child affected approximately 6.7 million women in the United States, which represented approximately 11% of the reproductive-age population. An increasing number of women in developed countries are delaying having children until their mid-thirties, which has resulted in decreased fertility rates and increased demand for reproductive therapies.

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

Role of Oxytocin in Embryo Implantation

Oxytocin is a hormone that is secreted by the pituitary gland. Oxytocin receptors are present in uterine smooth muscle cells, the endometrium and the uterine arteries. The release of oxytocin by the pituitary gland activates oxytocin receptors, which results in uterine contractions. As shown in the graphic below, blocking the activation of uterine oxytocin receptors at the time of embryo transfer may enhance uterine receptivity by decreasing uterine contractions, improving uterine blood flow and enhancing the receptivity of the endometrium to embryo implantation, which can lead to increased clinical pregnancy and live birth rates.

Oxytocin
X
Oxytocin Receptor
Smooth Muscle Cells
Uterine Arteries
Endometrium Lining
Uterine Contractions
Uterine Blood Flow
Endometrium Receptivity
Blastocyst implantation
Increase
Clinical Pregnancy and Live Birth Rates

A systematic review and meta-analysis of investigator-sponsored trials conducted in 2014 and published in Fertility & Sterility concluded that pregnancy rates doubled with the infusion of an oxytocin receptor antagonist at the time of embryo transfer. As part of this analysis, it was observed that improvement in pregnancy rates was not restricted to women with a high rate of uterine contractions. According to this analysis, additional mechanisms, such as endometrium receptivity and uterine blood flow, may also contribute to improving pregnancy rates. A systematic review and meta-analysis of investigator-sponsored trials conducted in 2017 and published in PLOS/one by Qian-Yi Huang also concluded that clinical pregnancy rate was significantly increased with the infusion of an oxytocin receptor antagonist at the time of embryo transfer (OR = 1.84, 95% CI: 1.31±2.57; P < 0.001), but not the live birth rate (P=0.083). Moreover, in a recent trial published in 2016 involving patients with endometriosis undergoing frozen-thawed embryo transfer, clinical pregnancy rates were approximately 20% higher after treatment with an oxytocin receptor antagonist, representing a 51% increase relative to the placebo. In addition, according to studies published in Archives of Gynecology and Obstetrics in 2011, women who received an oxytocin receptor antagonist after embryo transfer, were observed, based on three-dimensional power Doppler ultrasound, to have improved characteristics for uterine receptivity, including enhanced endometrial blood flow.

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

There was a statistically significant 25% relative increase in ongoing pregnancy rate in the nolasiban 900 mg group compared to placebo (nolasiban 900 mg 35.6%, placebo 28.5%; p=0.031) in the pooled D3/D5 group. There was also a statistically significant 32% relative increase in the ongoing pregnancy rate in the D5 sub-group (placebo 34.7%, nolasiban 900 mg 45.9%; p=0.034). There was no significant increase in the D3 sub-group (placebo 22.2%, nolasiban 900 mg 25.3%; p=0.477). However, the interaction term between the factors treatment and day of ET was not significant (p=0.518), and therefore, there is no conclusive evidence that the nolasiban treatment effect was different following D3 or D5 SET. Relative increases in live birth rates with nolasiban were 26% in the pooled D3/D5 group. The live birth rate in women undergoing Day 5 ET was 44.8% for those receiving nolasiban vs. 33.2% for those receiving placebo (p value = 0.025), a 35% relative increase. Serum pregnancy and clinical pregnancy rates at 6 weeks post-ET followed a similar pattern to the ongoing pregnancy rates. Miscarriage rates (any pregnancy loss up to Week 10 post-ET after a positive serum pregnancy test at Week 2) were numerically higher in the placebo group compared to the nolasiban group (no significance testing was performed for this endpoint). In the pooled D3/D5 population, there were 37 (21%) pregnancy losses in the nolasiban group compared to 44 (28%) in the placebo group.

Furthermore, the safety profile was similar to placebo, and the multiple pregnancy rate was less than 5%. At the 6-month infant follow-up, developmental outcomes showed no notable differences between the nolasiban and placebo groups in terms of ASQ-3 domain scores.

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

In November 2019, we announced that the IMPLANT 4 trial did not meet the primary endpoint of an increase in ongoing pregnancy rate at 10 weeks, (39.1 % placebo vs 40.5 % nolasiban) (p = 0.745). As these results did not confirm the prior positive Phase 3 IMPLANT 2 trial findings, we have discontinued our previously ongoing development of nolasiban for IVF, and are exploring potential repositioning of the compound, such as through higher dose levels and earlier and longer exposure of nolasiban, as well as focusing on subjects with a high uterus contraction rate at the time of ET. In addition, we performed an individual patient level meta-analysis of the IMPLANT 1, 2, and 4 studies and showed an overall 5% absolute increase in ongoing pregnancy rate which was statistically significant (p=0.029). Furthermore, population PK analyses indicated that higher exposures of nolasiban were associated with a higher probability of pregnancy. These results have been accepted for publication in the peer-reviewed journal, Human Reproduction. A mechanism of study in health volunteers showed evidence that treatment with nolasiban reduces uterine contractions, increases uterine blood flow, and induces changes in genes reported to be associated with endometrial receptivity. The results also suggested the potential for larger effects with higher doses of nolasiban. This study was published in the peer-reviewed journal RBM online. In connection with this potential repositioning, in January 2020, we and Hangzhou Yuyuan BioScience Technology Co., Ltd. (Yuyuan) entered into a sublicense agreement to develop and commercialize nolasiban for improving clinical pregnancy and live birth rates in women undergoing embryo transfer as part of an IVF cycle in the People's Republic of China (PRC). Under the terms of the agreement, Yuyuan has the exclusive rights to develop and commercialize nolasiban in the PRC. They will fund all development and registration activities in the PRC, starting with the obligation to fund and conduct a Phase 1 trial and a Phase 2 proof-of-concept trial in China. We retain all rights to the product outside of PRC, and have agreed to collaborate with Yuyuan on its global development. Our development and commercialization partnership with Yuyuan proceeded during the 2020 with steering committee meetings to define the development plan for nolasiban in China for women undergoing ET following IVF.

Commercialization

We have not yet established a sales, marketing or product distribution infrastructure. In order to commercialize any of our product candidates if approved for commercial sale, we must either establish a sales and marketing organization with technical expertise and supporting distribution capabilities or collaborate with third-parties that have sales and marketing experience. For example, in January 2020, we announced our entrance into a sublicense agreement with Yuyuan to develop and commercialize nolasiban for improving clinical pregnancy and live birth rates in women undergoing embryo transfer following IVF in the PRC. Under the terms of the sublicense agreement, Yuyuan has the exclusive rights to develop and commercialize nolasiban in the PRC. We are also exploring various alternatives for the future potential commercialization of linzagolix, including through a collaboration with a third party. As we move our product candidates through development toward regulatory approval we will evaluate several options for each product candidate’s commercialization strategy. These options include building our own internal sales force, entering into a joint marketing partnership with another pharmaceutical or biotechnology company, or out-licensing the product to another pharmaceutical or biotechnology company. We are currently evaluating such options for YSELTY® in anticipation of commencing commercialization activities if and when YSELTY® receives marketing approval.

Manufacturing

We rely on CMOs to produce our product candidates in accordance with the FDA’s cGMP regulations for use in our clinical trials. The manufacture of pharmaceuticals is subject to extensive cGMP regulations, which impose various procedural and documentation requirements and govern all areas of record keeping, production processes and controls, personnel and quality control. Replacement of any of our CMOs would require us to qualify new manufacturers and negotiate and execute contractual agreements with them. If any of our supply or service agreements with our CMOs are terminated, we will experience delays and additional expenses in the completion of the development of and obtaining regulatory approval for linzagolix, ebopiprant and nolasiban.

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

With respect to linzagolix, in 2018 the first compound in the oral gonadotropin-releasing hormone, or GnRH, receptor antagonist class received regulatory approval in the United States for the treatment of pain associated with endometriosis. AbbVie Inc. has been commercializing elagolix, brand named Orilissa, in the United States since August 2018, and submitted a regulatory application for its uterine fibroids indication in August 2019, for which approval was obtained in May 2020, and now marketed under the brand name Oriahnn (300mg BID + E2 1mg/NETA 0.5 mg QD). We are aware of relugolix (Myovant Sciences, Inc.), another oral GnRH receptor antagonist product candidate being developed in Phase 3 clinical trials for the endometriosis and uterine fibroids indications. In 2019, Myovant reported positive 6-month results for the two Phase 3 trials in the fibroid indication (LIBERTY 1 and 2) and filed a MAA and an NDA on the basis of 52-week treatment data in March 2020 and in June 2020 (with a PDUFA set to June 2021), respectively. In January 2021, Myovant reported positive 1-year results from the SPIRIT trials, and announced the intention to file an NDA for this indication in the first half of 2021. We also anticipate competing with GnRH receptor agonists, including Lupron (leuprolide acetate), marketed by AbbVie Inc. and Takeda Pharmaceuticals, Visanne (dienogest), which is approved for the treatment of endometriosis outside the United States and is marketed by Bayer. Ulipristal acetate, a Selective Progesterone Receptor Modulator (or SPRM) which is approved for the treatment of moderate-to-severe symptoms of uterine fibroids outside the United States and is marketed by Gedeon Richter in Europe and other regions, and by Allergan in Canada. Severe label restrictions regarding usage of ulipristal acetate were added in 2018 which were further restricted in early 2021, due to post marketing liver safety issues. Allergan had submitted an NDA for ulipristal acetate but disclosed receipt of a complete response letter (CRL) from the FDA in August 2018 indicating that the NDA was not approvable in its current form and requesting additional information. Bayer Schering which was conducting an exhaustive clinical development program for Vilaprisan for the treatment of uterine fibroids and endometriosis, announced that it would be stopping its development activities. In addition, oral contraceptives and nonsteroidal anti-inflammatory drugs, or NSAIDs, are routinely used as a first-line therapy for the treatment of symptoms associated with endometriosis and uterine fibroids and have a meaningful success rate at mitigating the symptoms associated with these conditions.

With respect to ebopiprant, Tractotile (atosiban) is approved to delay preterm birth outside of the United States, and we anticipate potential competition as a single agent, if not used in combination with ebopiprant, given their different mechanisms of action. In terms of clinical development, it is our understanding that GlaxoSmithKline terminated the in-house development of retosiban, an oxytocin receptor antagonist, designed to delay preterm birth. Currently available prostaglandin synthesis inhibitors, such as NSAIDs may also represent competitive therapies, some of which may be used off-label as standard of care, despite risk of serious side effects for the neonates.

Makena, which is registered in the USA for preventing preterm labor in high-risk patients is seen as a complement rather than a competitor for ebopiprant, due to its mechanism of action as a preventive measure rather than a treatment for preterm labor. In October 2019, an FDA Advisory Committee voted 9 to 7 for withdrawal of the approval of Makena, given negative results from a required post-approval study. Seven committee members voted to keep Makena on the market with requirement for an additional trial. Subsequently in October 2020, the FDA proposed that Makena be withdrawn from the market based on its conclusion that the available evidence does not show Makena is effective for its approved use.

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

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than linzagolix, ebopiprant, nolasiban or any other product candidate that we may develop. Our competitors also may obtain FDA or other regulatory approval for their product candidates more rapidly than we may obtain approval for our product candidates, which could result in our competitors establishing a strong market position before we are able to enter the market. Any new product that competes with an approved product must demonstrate compelling advantages in efficacy, convenience, tolerability and safety in order to overcome price competition and to be commercially successful.

In addition, established biopharmaceutical companies may invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make linzagolix, ebopiprant, nolasiban or any of our future product candidates less competitive.

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

As of December 31, 2020, our patent portfolio as it pertains to certain of our product candidates included:

•

seven United States (U.S.) patents, projected to expire between 2034 and 2035, four U.S. patent applications, which, if granted, project to expire between 2034 and 2041, as well as corresponding patents and patent applications internationally, directed to nolasiban as a composition of matter and uses of nolasiban in assisted reproductive technology;

•	one PCT application, which, if granted in the U.S., projects to expire in 2040, directed to compositions of matter containing nolasiban and uses of nolasiban in assisted reproductive technology;
•

one U.S. patent, projected to expire in 2037, three U.S. patent applications, which, if granted, project to expire between 2037 and 2041, as well as corresponding patent applications internationally, directed to compositions of matter containing ebopiprant and uses of ebopiprant for the treatment of preterm labor;

•

two U.S. patent applications, which, if granted, project to expire in 2038, as well as corresponding patent applications internationally, directed to uses of linzagolix for the treatment of sex hormone-dependent diseases; and

•	four PCT applications, which, if granted in the U.S., project to expire between 2039 and 2040, directed to uses of linzagolix for the treatment of sex hormone-dependent diseases.

As of December 31, 2020, our in-licensed patent portfolio as it pertains to certain of our product candidates included:

•	one U.S. patent, projected to expire in 2023, as well as corresponding patents and patent applications internationally, directed to nolasiban as a composition of matter;
•

four U.S. patents, projected to expire between 2024 and 2036, one U.S. patent application, which, if granted, projects to expire in 2036, as well as corresponding patents and patent applications internationally, directed to ebopiprant as a composition of matter and uses of ebopiprant for the treatment of preterm labor; and

•

four U.S. patents, projected to expire between 2030 and 2032, two U.S. patent applications, which, if granted, project to expire between 2031 and 2037, as well as corresponding patents and patent applications internationally outside of specified Asian countries, directed to linzagolix as a composition of matter and uses of linzagolix for the treatment of sex hormone-dependent diseases.

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

2015 License Agreement with Merck Serono

In June 2015, we entered into a second license agreement with Merck Serono, or the 2015 license agreement, which we amended in July 2016, pursuant to which we received a worldwide exclusive license to develop, manufacture and commercialize compounds covered by the licensed patent rights, including ebopiprant, which we are developing for the treatment of preterm labor in weeks 24 to 34 of pregnancy. In consideration for the license, we agreed to issue 325,000 Series A preferred shares to Merck Serono upon the initiation of a Phase 1 clinical trial for a licensed product. With respect to any products we commercialize under the 2015 license agreement, we have agreed to pay Merck Serono quarterly royalties based on our annual net sales of each product at a mid-single-digit percentage of annual net sales, subject to specified reductions, until the later of the date that all of the patent rights for that product have expired, as determined on a country-by-country and product-by-product basis or ten years from the first commercial sale of such product on a country-by-country and product-by-product basis.

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

In consideration for the license, we made an initial $10.0 million upfront payment. We also made two payments of $5.0 million each to Kissei in 2017 and 2019 related to our commencement of the PRIMROSE and EDELWEISS Phase 3 clinical trials in the uterine fibroid and endometriosis indications, respectively. In addition, we have agreed to make additional aggregate milestone payments of up to $53.0 million upon the achievement of specified developmental milestones, such as the initiation of clinical trials and receipt of regulatory approvals. With respect to any product we commercialize under the Kissei license and supply agreement, we have agreed to make additional aggregate milestone payments of up to $125.0 million to Kissei upon the achievement of specified commercial milestones.

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

Sublicense Agreement with Yuyuan

In January 2020, we entered into a sublicense agreement, or the 2020 sublicense agreement, with Hangzhou Yuyuan BioScience Technology Co., Ltd., or Yuyuan, pursuant to which we granted to Yuyuan an exclusive sublicense under certain of our patents, trademarks and know-how to use, register, import, develop, market, promote, distribute, offer for sale and commercialize nolasiban for use in humans in the People’s Republic of China, including Hong Kong and Macau. Yuyuan will be responsible for the continued development of nolasiban in China at its sole cost, and is required to use commercially reasonable efforts to develop the product in accordance with certain development milestones. Yuyuan will be responsible for commercialization of nolasiban in China at its sole cost. We are obligated to supply Yuyuan with its clinical and commercial requirements of the product at cost. Yuyuan has agreed to not develop, market or sell any oxytocin receptor antagonist other than nolasiban during the term of the 2020 sublicense agreement. The development and commercialization activities for nolasiban will be governed by a joint development committee and joint commercialization committee, respectively, with each party having final decision-making authority for its territory. In consideration for entering into the 2020 sublicense agreement, Yuyuan has agreed to make aggregate milestone payments of up to $17.0 million upon the achievement of specified development, regulatory and first sales milestones and aggregate milestone payments of up to $115.0 million upon the achievement of additional, tiered sales milestones. In addition, Yuyuan has agreed to pay tiered royalties on net sales at percentages ranging from high-single digit to low-second decile, subject to specified reductions, until the later of the expiration of the last valid claim covering the product in China and ten years from the first commercial sale of the product in China.

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
•

satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMP regulations and to assure that the facilities, methods and controls are adequate to preserve the drug’s identity; and

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

Clinical Trials

Clinical trials involve administering the investigational new drug to healthy volunteers or patient trials under the supervision of a qualified investigator. The company must conduct clinical trials:

•	in compliance with federal regulations
•	in compliance with GCP, an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators, and monitors
•	under protocols detailing the objectives of the trial, the safety monitoring parameters, and the effectiveness criteria to be evaluated.

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

•

Phase 2. The drug is administered to a limited patient population to evaluate dosage tolerance and optimal dosage, identify possible adverse side effects and safety risks, and preliminarily evaluate efficacy. Phase 2 trials may be denoted as Phase 2a, wherein initial dose-response relationship is explored, and Phase 2b, wherein dose-ranging and proof-of-concept is targeted.

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

The FDA has 60 days from its receipt of an NDA to determine whether it will accept the application for filing based on the agency’s threshold determination that the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity. Once the FDA accepts the filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of NDAs. Under the Prescription Drug User Fee Act, the FDA has a goal of responding to standard review NDAs within ten months after the 60-day filing review period and priority review drugs within six months after the filing review period. Priority review can be applied to drugs that the FDA determines offer major advances in treatment, or provide a treatment where no adequate therapy exists.

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

There have been executive, judicial and Congressional challenges to certain aspects of the ACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the ACA have been signed into law. Legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act, or Tax Act, includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminated the health insurer tax. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well.  The U.S. Supreme Court is currently reviewing this case, but it is unclear when a decision will be made. Although the U.S. Supreme Court has not yet ruled on the constitutionality of the ACA, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through May 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is also unclear how the Supreme court ruling, other such litigation and the healthcare reform efforts of the Biden administration will impact the ACA.

In addition, other federal health reform measures have been proposed and adopted in the United States since the ACA was enacted. For example, as a result of the Budget Control Act of 2011, providers are subject to Medicare payment reductions of 2% per fiscal year, which, due to subsequent legislation, including the BBA, will remain in effect through 2030, except for a temporary suspension from May 1, 2020 through March 31, 2021 due to the COVID-19 pandemic, unless additional Congressional action is taken.

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

At the federal level, the Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to drug pricing that seeks to implement several of the administration’s proposals. As a result, the FDA released a final rule on September 24, 2020, effective November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers the implementation of which have also been delayed pending review by the Biden administration until March 22, 2021. On November 20, 2020, CMS issued an interim final rule implementing President Trump’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. On December 28, 2020, the United States District Court in Northern California issued a nationwide preliminary injunction against implementation of the interim final rule.  It is unclear whether the Biden administration will work to reverse these measures or pursue similar policy initiatives. At the state level, individual states in the United States have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. Further, it is possible that additional governmental action is taken in response to the COVID-19 pandemic.

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

The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription products. By way of example, the ACA contains provisions that may reduce the profitability of products, including, for example, increased rebates for products sold to Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, the Medicare Access and CHIP Reauthorization Act of 2015 ended the use of the statutory formula, also referred to as the Sustainable Growth Rate, for clinician payment and established a quality payment incentive program, also referred to as the Quality Payment Program. This program provides clinicians with two ways to participate, including through the Advanced Alternative Payment Models, or APMs, and the Merit-based Incentive Payment System, or MIPS. In November 2019, CMS issued a final rule finalizing the changes to the Quality Payment Program. At this time, it remains unclear how the introduction of the Quality Payment Program will impact overall physician reimbursement under the Medicare program. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors.

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

Given the significant penalties and fines that can be imposed on companies and individuals if convicted, allegations of such violations often result in settlements even if the company or individual being investigated admits no wrongdoing. Settlements often include significant civil sanctions, including fines and civil monetary penalties, and corporate integrity agreements. If the government were to allege or convict us or our executive officers of violating these laws, our business could be harmed. Our activities could be subject to challenge for the reasons discussed above and due to the broad scope of these laws and the increasing attention being given to them by law enforcement authorities. Other healthcare laws that may affect our ability to operate include HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their implementing regulations, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information; and the federal Physician Payments Sunshine Act, which requires certain manufacturers of products, devices, biologics, and medical supplies to report annually to CMS information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), and teaching hospitals, and ownership and investment interests held by physicians and their immediate family members. Beginning in 2022, such obligations will include payments and other transfers of value provided in the previous year to certain other healthcare professionals, including physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified nurse anesthetists, and certified nurse-midwives.

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

C. Organizational Structure.

The following diagram illustrates our corporate structure:

D. Property, Plants and Equipment.

Our principal executive offices are located at Chemin des Aulx, 12, 1228 Plan-les-Ouates, Geneva, Switzerland, where we lease an approximately 1,000 square meter facility. We also have offices in Boston, Massachusetts, for our U.S. subsidiary, ObsEva USA Inc. We believe that our current facilities are suitable and adequate to meet our current needs. If we need to add new facilities or expand existing facilities as we add employees, we believe that suitable additional space will be available to accommodate any such expansion of our operations.

Item 4A. Unresolved Staff Comments.

Not applicable.

Item 5. Operating and Financial Review and Prospects.

Overview

We are a biopharmaceutical company focused on the development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy. We are focused on providing therapeutic solutions for reproductive aged women who suffer from reproductive health conditions that affect their quality of life, ability to conceive or that complicate pregnancy and the health of newborns. Our goal is to build the leading women’s reproductive health and pregnancy company focused on conditions where current treatment options are limited and significant unmet needs exist.

We are developing linzagolix as a novel, oral gonadotropin releasing hormone, or GnRH, receptor antagonist, for the treatment of HMB associated with uterine fibroids and pain associated with endometriosis in pre-menopausal women. Aimed at addressing the need of the largest possible population in each indication, our clinical trials for both of these indications are designed to assess and potentially support the registration of two regimens of administrations for linzagolix i.e. (i) a low dose of linzagolix without hormonal ABT and (ii) a high dose of linzagolix with hormonal ABT.

In November 2020, we submitted a MAA to the EMA for YSELTY® (linzagolix 100mg and linzagolix 200mg) for the treatment of women with uterine fibroids. Our application has been validated by the EMA, as announced in January 2021, and we expect to receive approval for YSELTY® in the fourth quarter of 2021. If approved, linzagolix will be the only GnRH antagonist with flexible dose regimen options for the management of uterine fibroids consisting in (i) 100 mg once daily for women with a contraindication to or who prefer to avoid hormonal add-back therapy (ABT) or, (ii) 200 mg once daily with concomitant ABT for long-term use (beyond 6 months) or, (iii) 200 mg once daily for short-term use, in particular when rapid reduction in fibroid volume is desired.

Based on the positive PRIMROSE 1 and PRIMROSE 2 full data package including week 52 data and post treatment follow-up data up to week 76 for both trials, we intend to proceed with an NDA submission to the FDA in the second quarter of 2021.

With respect to the endometriosis indication, in January 2021, we announced our decision to discontinue our EDELWEISS 2 clinical trial, due to challenging patient screening and enrollment, as well as persisting difficult environment of the ongoing pandemic. We are planning to conduct, as soon as is feasible, a new Phase 3 clinical trial for endometriosis with a number of design and operational changes to facilitate faster enrollment, with a goal to maintain the original MAA and NDA filing timelines for this indication. Our EDELWEISS 3 clinical trial is progressing and continuing as planned, with primary endpoint data at 24 weeks expected in the fourth quarter of 2021.

In addition, we are developing ebopiprant, an oral and selective prostaglandin F2α receptor antagonist, for preterm labor in weeks 24 to 34 of pregnancy. In November 2020, we announced positive results for the PROLONG Proof-of-Concept Trial, with over 50% reduction of pre-term delivery within 48 hours of treatment in singleton pregnancy, as compared to atosiban alone. The efficacy endpoints were delivery within 48 hours of starting treatment, delivery within 7 days of starting treatment, delivery before 37 weeks of gestation, and time to delivery. Safety assessments included maternal, fetal and neonatal safety. Follow-up of infants at 6, 12 and 24 months after birth is continuing and results will be available in 2021 and 2022. These data results support advancement of ebopiprant to Phase 2b dose range finding, including testing of higher doses, which will allow us to more fully define this product’s potential and the longer-term benefits for babies.

We are also developing nolasiban, an oral oxytocin receptor antagonist, to improve clinical pregnancy and live birth rates in women undergoing in-vitro fertilization, or IVF.

In November 2019, we announced that the IMPLANT 4 trial did not meet the primary endpoint of an increase in ongoing pregnancy rate at 10 weeks, (39.1 % placebo vs 40.5 % nolasiban) (p = 0.745). As these results did not confirm the prior positive Phase 3 IMPLANT 2 trial findings, we have discontinued our previously ongoing development of nolasiban for IVF, and are exploring potential repositioning of the compound, such as through higher dose levels and earlier and longer exposure of nolasiban, as well as focusing on subjects with a high uterus contraction rate at the time of ET. In connection with this potential repositioning, in January 2020, we and Hangzhou Yuyuan BioScience Technology Co., Ltd. (Yuyuan) entered into a sublicense agreement to develop and commercialize nolasiban for improving clinical pregnancy and live birth rates in women undergoing embryo transfer as part of an IVF cycle in the People's Republic of China (PRC). Under the terms of the agreement, Yuyuan has the exclusive rights to develop and commercialize nolasiban in the PRC. They will fund all development and registration activities in the PRC, starting with the obligation to fund and conduct a Phase 1 trial and a Phase 2 proof-of-concept trial in China. We retain all rights to the product outside of PRC, and have agreed to collaborate with YuYuan on its global development. Our development and commercialization partnership with YuYuan proceeded during the 2020 with steering committee meetings to define the development plan for nolasiban in China for women undergoing ET following IVF.

We were founded in November 2012 and our operations to date have included organizing and staffing our company, raising capital, in-licensing rights to linzagolix, ebopiprant and nolasiban and conducting nonclinical studies and clinical trials. To date, we have not generated any revenue from product sales as none of our product candidates have been approved for commercialization. We have historically financed our operations mostly through the sale of equity. From inception through the date of this Annual Report on Form 20-F, we have raised an aggregate of $424.7 million of net proceeds, including $88.5 million of net proceeds from our initial public offering in January 2017, $56.3 million of net proceeds from our private placement with institutional investors in October 2017, $72.4 million in net proceeds from our underwritten public offering in June 2018 and $20.0 million in net proceeds from our underwritten public offering and concurrent private placement in September 2020. In August 2019, we borrowed $25.0 million under our $75.0 million senior secured term loan credit facility with Oxford Finance LLC. In addition, between 2018 and 2020, we sold treasury shares from our “at the market” (ATM) program, generating net proceeds of $39.3 million.

We have never been profitable and have incurred significant net losses in each period since our inception. Our net losses were $83.0 million, $108.8 million and $76.7 million for the years ended December 31, 2020, 2019 and 2018, respectively. As of December 31, 2020, we had accumulated losses of $410.0 million, out of which $30.6 million were offset with share premium. This reclassification transaction had no impact on total equity. We expect to continue to incur significant expenses and operating losses for the foreseeable future. We used $70.8 million and $90.6 million of cash in operations in 2020 and

2019, respectively, and we anticipate that our expenses will remain significant in connection with our ongoing activities as we:

•

continue to invest in the clinical development of our product candidates and specifically in connection with our ongoing EDELWEISS 3, PRIMROSE 1 and 2, and PROLONG clinical trials, and any additional clinical trials, nonclinical studies and pre-commercial activities that we may conduct for product candidates;

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

We have no manufacturing facilities, and all of our manufacturing activities are contracted out to third parties. We currently utilize third-party contract research organizations, or CROs, to carry out our clinical development and trials. Additionally, we do not yet have a commercialization organization. As we move our product candidates through development toward regulatory approval, we will evaluate several options for each product candidate’s commercialization strategy. These options include building our own internal sales force, entering into a joint marketing partnership with another pharmaceutical or biotechnology company, or out-licensing the product to another pharmaceutical or biotechnology company. We are currently evaluating such options for YSELTY® in anticipation of commencing commercialization activities if and when YSELTY® receives marketing approval.

COVID-19 Business Update

With the global spread of the ongoing COVID-19 pandemic which continues to date, we have implemented a number of plans and policies designed to address and mitigate the impact of the COVID-19 pandemic on our employees and our business. We continue to closely monitor the COVID-19 situation and will evolve our plans and policies as needed going forward. In March 2020, some of our workforce transitioned to working remotely. While we were able to reopen our offices in the second quarter of 2020 to allow employees to return on a voluntary basis, consistent with local government requirements, and with a focus on employee safety, there is no guarantee that prior or new restrictions will not be reinstated in response to the continued spread of COVID-19. If the COVID-19 pandemic continues to persist for an extended period of time and begins to impact essential distribution systems, we could experience disruptions to our supply chain and operations, and associated delays in the manufacturing of clinical trial supply.

For some of our clinical development programs, we are experiencing, and may continue to experience, a disruption or delay in our ability to initiate trial sites and enroll and assess patients. In January 2021, we announced our decision to discontinue our EDELWEISS 2 clinical trial, due to challenging patient screening and enrollment, as well as persisting difficult environment of the ongoing pandemic. Enrollment delays may further occur in the coming months for ongoing trials, and we are working closely with our vendors to manage our supply chain activities and mitigate any potential disruptions to our clinical trial supplies as a result of the COVID-19 pandemic. In addition, we rely on CROs or other third parties to assist us with clinical trials, and we cannot guarantee that they will continue to perform their contractual duties in a timely and satisfactory manner as a result of the COVID-19 pandemic. The full extent to which the COVID-19 pandemic will directly or indirectly impact our business and operations will depend on future developments that are highly uncertain, including the duration and spread of the pandemic, and the actions taken to contain it, such as the impact and effectiveness of current and any future governmental measures implemented in response thereto, or new information that may emerge concerning COVID-19, such as when effective vaccines or other treatment would be made available to public.

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

Ebopiprant

In June 2015, we entered into the 2015 license agreement with Merck Serono, which we amended in July 2016, pursuant to which we received a worldwide exclusive license to develop, manufacture and commercialize compounds covered by the licensed patent rights, including ebopiprant. In consideration for the license, we issued 325,000 Series A preferred shares to Merck Serono in September 2016 upon the initiation of a Phase 1 clinical trial for a licensed product. With respect to any products we commercialize under the 2015 license agreement, we agreed to pay Merck Serono royalties based on a mid-single-digit percentage of annual net sales of each product, subject to specified reductions, until the later of (i) the date that all of the patent rights for that product have expired, as determined on a country-by-country and product-by-product basis or (ii) ten years from the first commercial sale of such product on a country-by-country and product-by-product basis.

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

In January 2020, we entered into a sublicense agreement, or the 2020 sublicense agreement, with Yuyuan, pursuant to which we granted to Yuyuan an exclusive sublicense under certain of our patents, trademarks and know-how to use, register, import, develop, market, promote, distribute, offer for sale and commercialize nolasiban for use in humans in the People’s Republic of China, including Hong Kong and Macau. In consideration for entering into the 2020 sublicense agreement, Yuyuan has agreed to make aggregate milestone payments of up to $17.0 million upon the achievement of specified development, regulatory and first sales milestones and aggregate milestone payments of up to $115.0 million upon the achievement of additional, tiered sales milestones. In addition, Yuyuan has agreed to pay tiered royalties on net sales at percentages ranging from high-single digit to low-second decile, subject to specified reductions, until the later of the expiration of the last valid claim covering the product in China and ten years from the first commercial sale of the product in China.

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

From inception through December 31, 2020, we have incurred $328.1 million in research and development expenses to advance the development of our product candidates. The following table provides a breakdown of our outsourced research and development expenses that are directly attributable to the specified product candidates for the years ended December 31, 2020, 2019 and 2018, respectively.

	Year Ended December 31,
	2020	2019	2018
	(in thousands)
Linzagolix	$(49,431)	$(51,489)	$(39,315)
Nolasiban	(1,070)	(17,205)	(7,515)
Ebopiprant	(1,662)	(2,434)	(2,502)
Total outsourced research and development expenses	$(52,163)	$(71,128)	$(49,332)

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

In 2015, the Canton of Geneva granted us a ten-year tax holiday for all income and capital taxes on a communal and cantonal level commencing in fiscal year 2013 and valid through to 2022, subject to our Swiss domiciliation and compliance with certain reporting provisions. We remain subject to Swiss federal income tax on our profits after tax but have only incurred net losses since our inception. We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset such losses carried forward against future taxes. As of December 31, 2020, we had tax loss carryforwards totaling $392.5 million. We do not believe it is probable that we will generate sufficient profits to avail ourselves of these tax loss carryforwards.

Our Irish subsidiary had no activity in 2019 and 2020 and our U.S. subsidiary, as a service organization to the group under cost plus arrangement, was the only entity to generate income tax expenses for the year ended December 31, 2020.

A. Operating Results

Analysis of Results of Operations

The following table sets forth our selected consolidated statements of operations data for the periods indicated:

	Year Ended December 31,
	2020	2019	2018
	(in thousands)
Consolidated Statements of Operations Data:
Operating income other than revenue	$17	$16	$15
Operating expenses:
Research and development expenses	(67,536)	(88,053)	(62,872)
General and administrative expenses	(12,182)	(19,058)	(14,297)
Total operating expenses	(79,718)	(107,111)	(77,169)
Finance result, net	(3,231)	(1,628)	393
Income tax (expense) / benefit	(34)	(67)	45
Net loss	$(82,966)	$(108,790)	$(76,716)

The following discussion includes the changes in the results of our operations for the years ended December 31, 2020 and 2019. A discussion of the changes in our results of operations for the years ended December 31, 2019 and 2018 has been omitted from this Annual Report on Form 20-F but may be found in “Item 5.A. Operating Results—Years Ended December 31, 2019 and 2018” in our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the U.S. Securities and Exchange Commission, or SEC, on March 5, 2020.

Years Ended December 31, 2020 and 2019

Operating Expenses

Research and Development Expenses

	Year Ended December 31,
	2020	2019	Change
	(in thousands)
	(unaudited)
Research and development expenses by product candidate
Linzagolix	$(49,431)	$(51,489)	$2,058
Nolasiban	(1,070)	(17,205)	16,135
Ebopiprant	(1,662)	(2,434)	772
Unallocated expenses
Staff costs	(12,930)	(13,817)	887
Other research and development costs	(2,443)	(3,108)	665
Total research and development expenses	$(67,536)	$(88,053)	$20,517

Research and development expenses decreased by $20.5 million in 2020 compared to 2019 primarily due to our nolasiban program that we conducted until November 2019 and the adverse IMPLANT 4 clinical trial results. Staff costs and other research and development costs also contributed to the overall decrease, primarily due to lower share-based compensation expense.

General and Administrative Expenses

	Year Ended December 31,
	2020	2019	Change
	(in thousands)
	(unaudited)
Staff costs	$(6,714)	$(10,740)	$4,026
Professional fees	(2,911)	(5,734)	2,823
Other general and administrative costs	(2,557)	(2,584)	27
Total general and administrative expenses	$(12,182)	$(19,058)	$6,876

General and administrative expenses decreased by $6.9 million in 2020 compared to 2019 primarily due to decreased staff costs of $4.0 million associated with lower headcount and share-based compensation expense, as well as decreased professional fees of $2.8 million mainly due to pre-commercial activities carried out in 2019.

Finance Result, Net

	Year Ended December 31,
	2020	2019	Change
	(in thousands)
Foreign exchange loss, net	$(527)	$(442)	$(85)
Interest expense	(2,704)	(1,186)	(1,518)
Finance result, net	$(3,231)	$(1,628)	$(1,602)

Finance result, net, in 2020 and 2019 primarily consisted of foreign exchange losses, as well as interest expense associated with our lease liabilities and debt instruments.

Years ended December 31, 2019 and 2018

See our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 5, 2020, “Item 5.A. Operating Results—Years Ended December 31, 2019 and 2018” for the comparison discussion between the years ended December 31, 2019 and 2018.

B. Liquidity and Capital Resources

Since our inception, we have not generated any revenue and have incurred net losses and negative cash flows from our operations. We have funded our operations primarily through the sale of equity. From inception through December 31, 2020, we have raised an aggregate of $369.1 million of net proceeds from the sale of equity securities. In August 2019, we borrowed $25.0 million under our senior secured term loan credit facility.

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

On August 7, 2019, we entered into the Credit Facility Agreement with Oxford for a term loan of up to $75.0 million, subject to funding in three tranches. We received gross proceeds of $25.0 million from the first tranche of the credit facility upon entering into the agreement and have used the funds as part of our various clinical trials programs. We could not draw the second tranche of $25.0 million due to the failure to meet the primary endpoint of the Phase 3 IMPLANT 4 clinical trial of nolasiban. In April 2020, we entered into an amendment to the Credit Facility Agreement pursuant to which the third tranche of $25.0 million may be drawn at any time between April 7, 2020 and August 1, 2024 upon our request and at Oxford’s discretion. The credit facility is secured by substantially all of our assets, including our intellectual property. The loan bears a floating interest rate (partially based on thirty-day U.S. LIBOR rate) currently amounting to 8.68% per year in total and will mature on August 1, 2024.

In September 2020, we completed an underwritten offering of 6,448,240 units at an effective price of $2.869 per unit, with each unit comprised of one common share (or pre-funded warrant) and one 15-month purchase warrant to purchase one common share at an exercise price of $3.43 per share. In addition to the securities being sold in the underwritten offering, our former Chief Executive Officer, Ernest Loumaye, purchased 516,352 units at an effective price of $2.905 per unit, with each unit comprised of one common share and one 15-month purchase warrant to purchase one common share at an exercise price of $3.43 per share, in a concurrent private placement. The net proceeds from the offering (including exercise of pre-funded warrants) and the concurrent private placement were $20.0 million, after deducting underwriting discounts, commissions and other offering expenses.

During the year ended December 31, 2020, we sold a total of 5,995,897 treasury shares at an average price of $2.82 per share, as part of our ATM program. These multiple daily transactions generated total gross proceeds of $16.9 million. Directly related share issuance costs of $0.5 million were recorded as a deduction in equity.

As of December 31, 2020, we had $31.2 million in cash and cash equivalents. Subsequent to December 31, 2020, we raised additional proceeds of $55.6 million from the sale of additional treasury shares as part of our ATM program, and the exercise of the warrants included in the units sold in our underwritten public offering in September 2020.

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

We expect our current cash and cash equivalents will be sufficient to fund our operating expenses (without consideration of any commercialization expenses) into the second quarter of 2022. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

•	the scope, progress, results and costs of our ongoing and planned nonclinical studies and clinical trials for linzagolix, ebopiprant and nolasiban;
•

the cost and timing of ongoing and planned manufacturing activities including active pharmaceutical ingredient and drug product pharmaceutical development and clinical trial supplies production for linzagolix, ebopiprant and nolasiban;

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

Identifying potential product candidates and conducting nonclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our revenue, if any, will be derived from sales of products. Even though we have submitted a Marketing Authorization Approval, or MAA, to the European Medicines Agency, or EMA, for YSELTY® (linzagolix 100mg and linzagolix 200mg) for the treatment of women with uterine fibroids and our application has been validated by the EMA, we cannot assure you that YSELTY® will receive regulatory approval or, if YSELTY® were to receive regulatory approval, that the commercialization of YSELTY® would be successful. We may be unable to commercialize our product candidates and derive revenue from sales of products, on a timely basis or at all.

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

The following table shows a summary of our cash flows for the periods indicated:

	Year Ended December 31,
(in thousands)	2020	2019	2018
Cash and cash equivalents at beginning of period	$69,370	$138,640	$110,841
Net cash used in operating activities	(70,766)	(90,611)	(63,941)
Net cash used in investing activities	(5)	(5,046)	(271)
Net cash from financing activities	32,249	26,627	91,652
Effect of exchange rates	335	(240)	359
Cash and cash equivalents at end of period	$31,183	$69,370	$138,640

Operating Activities

Net cash used in operating activities consists of net loss before tax adjusted for changes in net working capital, or current assets less current liabilities, and for non-cash items such as depreciation and amortization, as well as the value of share-based services.

During the year ended December 31, 2020, $70.8 million of cash was used for operating activities, primarily as the result of our net loss before tax of $83.0 million, as adjusted for non-cash items and changes in net working capital. Non-cash items amounted to $10.9 million and mainly consisted of share-based payments. Changes in net working capital included primarily a $2.1 million increase in payables and a $1.0 million increase in prepaid expenses, mainly due to the progress made in our various ongoing Phase 3 clinical trials and the invoicing schedules of our main vendors.

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

See our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 5, 2020, “Item 5.B. Liquidity and Capital Resources—Operating Activities” for a discussion of the operating activities for the year ended December 31, 2018.

Investing Activities

Net cash used in investing activities consists primarily of investments in leasehold improvements and furniture and fixtures, as well as investments in intangible assets through the execution of in-licensing agreements or the payment of development-based milestones to our licensors.

During 2020, net cash used in investing activities consisted primarily of investments in information technology equipment.

During 2019, net cash used in investing activities consisted primarily of a $5.0 million milestone payment to Kissei made in connection with the initiation of the Phase 3 clinical program for linzagolix in endometriosis, as well as purchases of furniture and fixtures for our offices in Switzerland and the United States.

See our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 5, 2020, “Item 5.B. Liquidity and Capital Resources—Investing Activities” for a discussion of the investing activities for the year ended December 31, 2019.

Financing Activities

Net cash from financing activities consists primarily of proceeds from the sale of equity securities and borrowings under our credit facility with Oxford.

Cash flows from financing activities in 2020 mainly consisted primarily of the net proceeds from our underwritten public offering and concurrent private placement completed in September 2020 and the sales of treasury shares under our ATM program, which were partially offset by the principal elements of lease payments as well as interest expense associated with our leases and debt instruments.

Cash flows from financing activities in 2019 mainly consisted primarily of the proceeds from the first tranche of the Credit Facility Agreement with Oxford, as well as from the sales of treasury shares under our “at the market” (ATM) program, which were partially offset by the principal elements of lease payments as well as interest expense associated with our leases and debt instruments.

See our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 5, 2020, “Item 5.B. Liquidity and Capital Resources—Financing Activities” for a discussion of the financing activities for the year ended December 31, 2019.

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

F. Tabular Disclosure of Contractual Obligations

The following table summarizes the contractual maturity profile of our on-balance sheet liabilities, including interest payments, as of December 31, 2020:

	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
	(in thousands)
Trade and other payables	$(9,450)	$-	$-	$-	$(9,450)
Borrowings	(2,200)	(20,150)	(10,297)	-	(32,646)
Lease liabilities	(758)	(981)	-	-	(1,738)
Total as of December 31, 2020	$(12,408)	$(21,129)	$(10,297)	$-	$(43,834)

Under our license agreements with Kissei and Merck Serono, we may be required to pay royalties in the future. In addition, pursuant to the Kissei license and supply agreement, we have agreed to make aggregate milestone payments of up to $63.0 million upon the achievement of specified developmental milestones, such as the initiation of clinical trials and receipt of regulatory approvals, of which we had paid $10.0 million as of December 31, 2020. With respect to any product we commercialize under the Kissei license and supply agreement, we have agreed to make additional aggregate milestone payments of up to $125.0 million to Kissei upon the achievement of specified commercial milestones.

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

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management.

The following table sets forth information regarding our executive officers and directors, including their ages, as of February 28, 2021. Our directors are appointed for one-year terms, which expire on the occasion of each annual general meeting. Accordingly, the terms of the directors set forth below will expire on the date of our 2020 annual general meeting of shareholders.

Name	Age	Position(s)
Executive Officers:

Brian O’Callaghan	51	Chief Executive Officer
David Renas	56	Chief Financial Officer
Elizabeth Garner	53	Chief Medical Officer
Jean-Pierre Gotteland	56	Chief Scientific Officer and Head of R&D
Wim Souverijns	50	Chief Commercial Officer
Fabien de Ladonchamps	42	Chief Administrative Officer
Non-Employee Directors:
Frank Verwiel	58	Chairperson of the Board of Directors
Ernest Loumaye	68	Director
Annette Clancy	66	Director
Barbara Duncan	56	Director
James I. Healy	55	Director
Ed Mathers	60	Director
Rafaèle Tordjman	51	Director
Jacky Vonderscher	66	Director

Unless otherwise indicated, the current business addresses for our executive officers and directors is: Chemin des Aulx, 12, 1228 Plan-les-Ouates, Geneva, Switzerland.

Executive Officers

Brian O’Callaghan has served as our Chief Executive Officer since December 2020 to lead the Company through its future development, regulatory filings and product launches. He is a life science executive with extensive experience within biotech, large pharmaceutical companies and the CRO sector, as well as extensive global experience, having lived and worked in 5 different countries and both coasts of the US. Prior to joining ObsEva, Mr. O’Callaghan has held CEO positions at Petra Pharma (from 2017 to 2020), Acucela (from 2013 to 2015), Sangart (from 2008 to 2014) and BioPartners (from 2000 to 2004), as well as senior management positions at Pfizer (from 1992 to 1994), Merck Serono (from 1996 to 2000), Novartis (from 2004 to 2006), Covance (from 2006 to 2007) and NPS Pharmaceuticals (from 2007 to 2008). Mr. O’Callaghan has experience running both public and private companies, M&A’s, IPO’s, fundraising, divestments, spin-outs and strategic alliances. He also has extensive Board experience, having served on numerous biotech and 501c3 Boards. In particular, he is currently a member of the Board of Directors of Decoy Biosystems and Biocom, since 2018 and 2013, respectively, two companies based in California.

David Renas has served as our Chief Financial Officer since January 2021, bringing with him more than 30 years of financial and legal experience, including 15 years within the pharmaceutical and life science industry. Before joining ObsEva, Mr. Renas served as CFO at Petra Pharma Corporation (from 2017 to 2020) and Sangart, Inc. (from 2002 to 2014), and practiced corporate and securities law at Gray Cary Ware & Freidenrich (now DLA Piper), Foley & Lardner and Adkins Black LLP. Earlier in his career he worked as a Certified Public Accountant at Deloitte. Mr. Renas holds a Bachelor of Arts in Economics from Stanford University and a Juris Doctorate from the University of California at Davis.

Elizabeth Garner has served as our Chief Medical Officer since July 2019. From January 2014 to July 2019, Dr. Garner was Chief Medical Officer and SVP of Research and Development at Agile Therapeutics Inc., and prior to that was Senior Vice President, Medical Affairs, Women’s Health and Preventive Care at Myriad Genetics Laboratories. From 2011 to 2012 she was Senior Medical Director, Women’s Health at Abbott Laboratories, where she was the Clinical Lead of the endometriosis program for elagolix (Orilissa®), which is now FDA-approved. Before joining Abbott Laboratories, she served as Associate Director and then Director, Vaccines Clinical Research at Merck Research Laboratories from 2007 to 2011. Dr. Garner is a current member of the Boards of Directors of Kezar Life Sciences, Inc. (KZR; Audit and Clinical Strategy Committees), Sermonix Pharmaceuticals, and PharmOlam International. She is also on the Executive Committee of the American Medical Women’s Association (AMWA) and a member of the board of the Drug Information Association (DIA). Dr. Garner received joint M.D. and M.P.H degrees from Harvard Medical School and Harvard School of Public Health. She was trained in obstetrics and gynecology at Brigham and Women’s/Massachusetts General Hospitals and completed a fellowship in gynecologic oncology at Brigham and Women’s Hospital and the Dana Farber Cancer Institute. Dr. Garner was a 2019 awardee of the PharmaVoice 100 most inspiring individuals in the life-sciences industry.

Jean-Pierre Gotteland has served as our Chief Scientific Officer and Head of Research and Development since April 2018 and served as Chief Scientific Officer from September 2015 to March 2018. From May 2007 to August 2015, Mr. Gotteland worked at PregLem SA, initially as the Vice President of Non-Clinical Development and CMC from 2007 to 2012 and as the Chief Development Officer from January 2012 to August 2015. From 1998 to 2007, Mr. Gotteland held several research and development positions at Serono (subsequently Merck Serono). From 1991 to 1998, Mr. Gotteland served as medicinal chemistry group leader at Pierre Fabre Medicament. Mr. Gotteland holds a Ph.D. in Organic Chemistry from the University Claude Bernard, Lyon, France, and an Engineering Diploma from Ecole Superieure de Chimie Industrielle of Lyon, France and did postdoctoral studies at the University of California, Berkeley (US).

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

Fabien de Ladonchamps has served as our Chief Administrative Officer since January 2021, and previously served as interim Chief Financial Officer from April 2020 to December 2020, Vice President Corporate Affairs and Finance from January 2019 to April 2020, Vice President of Finance from January 2016 to December 2018 and Finance Director from October 2013 to December 2015. Prior to joining our company, Mr. de Ladonchamps worked at Addex Therapeutics, initially as Chief Accountant from 2008 to 2009 and then as Group Financial Controller from 2010 to September 2013. Mr. de Ladonchamps holds a French degree in Finance and Accounting from the Lyon III University in Lyon, France.

Non-Employee Directors

Ernest Loumaye is a co-founder and member of our board of directors since its inception in November 2012. He served as our Chief Executive Officer since our inception until December 2020. Since September 2019, he is a member of the board of directors at AVA, a Zurich-based company active in all areas of women's health. Previously, Dr. Loumaye co-founded PregLem, a Swiss specialty biopharmaceutical company sold to Gedeon Richter Plc., and served as its Chief Executive Officer and member of the board of directors from 2006 to October 2012. From 2011 to 2016, Dr. Loumaye served as chairperson and member of the board at Genkyotex, a public biopharmaceutical company developing treatments against various diseases based on enzyme inhibition. Dr. Loumaye holds an M.D. and a Ph.D. from University of Louvain, Belgium, with a specialization in Obstetrics and Gynaecology. Dr Loumaye was research fellow at the National Institute of Health (NIH, Bethesda, MD, USA).

Frank Verwiel has served as a member of our board of directors since March 2016 and has served as the chairperson of the board since December 2016. He currently serves as of the chairperson of the board of directors of Intellia Inc. (Nasdaq: NTLA) and is a member of the board of directors of Bavarian Nordic A/S, both public biotechnology companies. From 2005 to 2014, Dr. Verwiel was President, Chief Executive Officer and member of the board of directors of Aptalis Pharma Inc., a pharmaceutical company. Dr. Verwiel previously served on the board of directors of InterMune, Inc. from 2012 to 2014, on the board of Avexis, Inc., from 2016 to 2018, both biotechnology companies, and on the board of Achillion Pharmaceuticals, Inc., a pharmaceutical company, from 2015 to 2020. Dr. Verwiel received his M.D. from Erasmus University, Rotterdam,

The Netherlands, and his M.B.A. from INSEAD in Fontainebleau, France. Our board of directors believes that Dr. Verwiel’s scientific acumen and his over 25 years of strategic, operational and international experience in the pharmaceutical industry provide him with the qualifications and skills to serve as a director.

Annette Clancy has served as a member of our board of directors since November 2013 and served as our chairperson from November 2013 to December 2016. Ms Clancy’s other current positions include member of the board of directors of Swedish Orphan Biovitrum AB since May 2014, a public biopharmaceutical company, as well as Chairperson of the Board of Directors of ENYO Pharma SA since June 2016. Since 2019, Ms Clancy has acted as an Operational Investor at Jeito Capital, a French- based healthcare venture capital firm. In earlier years, Ms Clancy has held a number of Board and Chairperson positions with a range of European based biotechnology companies and acted as a senior advisor at Frazier Healthcare Ventures, a U.S.-based healthcare venture capital firm from 2009 to 2017. Ms. Clancy also held various senior positions at GlaxoSmithKline, a global healthcare company up until 2008. Ms. Clancy holds a B.Sc. in Pharmacology from Bath University and a series of American Management Association diplomas in finance and marketing. Our board of directors believes that Ms. Clancy’s over 30 years of experience in the pharmaceutical and biopharmaceutical industries provide her with the qualifications and skills to serve as a director.

Barbara Duncan has served as a member of our board of directors since December 2016. Ms. Duncan serves on the board of directors of Adaptimmune Therapeutics plc (Nasdaq: ADAP) since June 2016, Atea Pharmaceuticals, Inc. (Nasdaq: AVIR) since November 2020, Fusion Pharmaceuticals Inc. (Nasdaq: FUSN) since November 2020, Jounce Therapeutics, Inc. (Nasdaq: JNCE) since May 2016, and Ovid Therapeutics Inc. (Nasdaq: OVID) since June 2017, publicly traded biopharmaceutical companies. Ms. Duncan also served as a member of the board of directors of Immunomedics, Inc. (from March 2019 to October 2020) and Innoviva Inc. (from November 2016 to April 2018) and as a member of the board of directors of Aevi Genomic Medicine, Inc. (from July 2015 to February 2020). From May 2009 through June 2016, Ms. Duncan served as the Chief Financial Officer of Intercept Pharmaceuticals, Inc., a biopharmaceutical company. Prior to joining Intercept Pharmaceuticals, Inc., Ms. Duncan served as the Chief Financial Officer and then Chief Executive Officer of DOV Pharmaceutical, Inc., or DOV, from 2001 to April 2009. Prior to joining DOV, Ms. Duncan served as a vice president of Lehman Brothers Inc. in its corporate finance division from August 1998 to August 2001. From September 1994 to August 1998, Ms. Duncan was an associate and director at SBC Warburg Dillon Read, Inc. in its corporate finance group. Ms. Duncan received her B.S. from Louisiana State University, Baton Rouge, in 1985 and her M.B.A. from the Wharton School, University of Pennsylvania, Philadelphia, in 1994. Our board of directors believes that Ms. Duncan’s expertise with public and financial accounting matters, as well as her experience in the pharmaceutical industry, provide her with the qualifications and skills to serve as a director.

James I. Healy has served as a member of our board of directors since August 2013. Dr. Healy has been a general partner at Sofinnova Investments, Inc. (formerly, Sofinnova Ventures, Inc.) since 2000. Prior to June 2000, Dr. Healy held various positions at Sanderling Ventures, Bayer Healthcare Pharmaceuticals (as successor to Miles Laboratories) and ISTA Pharmaceuticals, Inc. Dr. Healy is currently on the board of directors of Ascendis Pharma A/S (Nasdaq: ASND), Coherus BioSciences, Inc. (Nasdaq: CHRS), Karuna Therapeutics, Inc. (Nasdaq: KRTX), Natera, Inc. (Nasdaq: NTRA), NuCana plc (Nasdaq: NCNA), Y-mAbs Therapeutics, Inc. (Nasdaq: YMAB) and several private companies. Previously, Dr. Healy served as a board member of Amarin Corporation plc, Anthera Pharmaceuticals, Inc., Auris Medical Holding AG, CoTherix, Inc., Durata Therapeutics, Inc., Edge Therapeutics, Inc., Hyperion Therapeutics, Inc., InterMune, Inc., Movetis NV, Iterum Therapeutics plc, and several private companies. In 2011, Dr. Healy won the IBF Risk Innovator Award and was named as one of the industry’s top leading Life Science investors in 2013 by Forbes Magazine. Dr. Healy holds a B.A. in Molecular Biology and a B.A. in Scandinavian Studies from the University of California at Berkeley, and an M.D. and Ph.D. in Immunology from Stanford University School of Medicine. He was previously a Director on the Board of the National Venture Capital Association (NVCA) and the Board of the Biotechnology Industry Organization (BIO). Our board of directors believes that Dr. Healy’s experience in the pharmaceutical industry and investing in life sciences companies, as well as his medical and scientific background, provide him with the qualifications and skills to serve as a director.

Ed Mathers has served as a member of our board of directors since February 2016. Mr. Mathers is a General Partner of NEA since August 2008 and is focused on biotechnology and specialty pharmaceuticals investments. He is a director of Rhythm Pharmaceuticals (Nasdaq: RYTM), Envisia Therapeutics, Synlogic (Nasdaq: SYBX), Amplyx Pharmaceuticals, Senti Biosciences, Inozyme (Nasdaq: INZY), Reneo Pharma, Akouos (Nasdaq: AKUS), Trevi Therapeutics (Nasdaq:TRVI), Mirium Pharmaceuticals (Nasdaq: MIRM), Shape Therapeutics, MBX Biosciences, and Affinia Therapeutics. Previously he was a board member of RA Pharmaceuticals (sold to UCB), Liquidia (Nasdaq: LQDA), Lumos Pharma (Nasdaq: LUMO), Curzion Pharmaceuticals (sold to Horizon), Lumena (sold to Shire), Ziarco (sold to Novartis), Motus Therapeutics (sold to Allergan), Plexxikon (sold to Daiichi Sankyo), Intarcia, Satori Pharmaceuticals, Southeast Bio, MedImmune, LLC, the Biotechnology Industry Organization (BIO), and a number of public biopharmaceutical boards. Prior to joining NEA, Mr.

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

Rafaèle Tordjman has served as a member of our board of directors since August 2013. Since April 2018, Dr. Tordjman is founder and CEO of Jeito Capital, a biotech investment firm, that launched a €200M fund at the end of 2019. Moreover, Dr. Tordjman serves on the board of directors of the public company Nucana (Nasdaq: NCNA), a clinical-stage pharmaceutical company, and Innoskel, a pioneering platform biotechnology private company. Previously, Dr. Tordjman joined the French based venture capital firm Sofinnova Partners in 2001 until March 2017 where she served as Managing Partner specializing in life sciences investments. Dr. Tordjman has also served on the boards of directors at several life sciences companies including, DBV Technologies SA (from 2005 to 2013), a French publicly traded company specializing in allergy therapies, Ascendis Pharma A/S (from 2007 to 2017), Flexion Therapeutics, Inc. (from 2009 to 2014), publicly traded companies in clinical-stage pharmaceuticals, PregLem (from 2006 to 2010), a company specialized in reproductive female medicine, Lysogene (from 2017 to 2018), a public biopharmaceutical company developing treatments against central nervous system and genetic diseases, Medday Pharmaceuticals (from 2013 to 2017), a French company specializing in therapies against neurodegenerative diseases, and ENYO Pharma SA (from 2015 to 2017), a clinical stage biopharmaceutical company. Previously, Dr. Tordjman was a research scientist at the Institut National de la Santé et de la Recherche Médicale (INSERM) in Cochin Hospital, Paris, France. Dr. Tordjman has also practiced as a medical doctor, specializing in clinical hematology and internal medicine. Dr. Tordjman received an M.D. and completed a fellowship in hematology and internal medicine at the Paris University Hospitals, France. She received a Ph.D. in hematopoiesis and angiogenesis from and completed a post-doctoral fellowship in immunology at the University of Paris VII. Our board of directors believes that Dr. Tordjman’s experience in the pharmaceutical industry and investing in life sciences companies, as well as her medical and scientific background, provide her with the qualifications and skills to serve as a director.

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

B. Compensation.

Compensation of Executive Officers and Directors

For the year ended December 31, 2020, the aggregate compensation paid to the members of our board of directors and our executive officers for services in all capacities was $10.7 million, including $7.2 million of share-based compensation.

During the year ended December 31, 2020, other than the 2017 equity incentive plan outline below, we had no performance based compensation programs.

The amount set aside by us to provide pension, retirement or similar benefits to members of our board of directors or executive officers amounted to a total of $0.2 million in the year ended December 31, 2020.

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

The following table sets forth the compensation received by our non-employee directors for the year ended December 31, 2020. Ernest Loumaye, member of our board of directors and who served as our Chief Executive Officer until December 2020, did not receive additional compensation for his services as a director.

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

Variable compensation comprises performance-related cash bonuses that are based on target bonuses which could be of 30%, 35%, 40% or 50% of the base salary before September 11, 2019 and of 40% or 50% of the base salary after the changes to the composition of our executive committee on September 11, 2019, depending on the executive officer’s position and level of responsibility. The actual amount of cash bonus awarded for a specific year to an executive officer ranges from 50% to 150% of the target bonus for such executive officer. The adjustment rate applied to the target bonus of an executive officer is determined at the end of every year based on our general performance and the executive officer’s individual performance for such fiscal year, which performance is assessed based on annual corporate and individual objectives. We do not use specific metrics to calculate the adjustment rates, which are determined at the sole and full discretion of the compensation, nominating and corporate governance committee of our board of directors and subject to approval by our board of directors. The average adjustment rate to target bonuses of executive officers was capped at 80% for the year ended December 31, 2020, as a result of our general performance. For 2020, on average, variable cash compensation represented approximately 24% of the total cash compensation of our executive officers, or 26% of their fixed cash compensation.

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

The following table sets forth the compensation received by our executive officers for the year ended December 31, 2020.

Name	Salary	Social charges(1)	Equity Awards(2)	All Other Compensation(3)	Total
Brian O’Callaghan(4)	$ 70,000	$ 404,000	$ 1,000	$ 3,045,000	$ 3,520,000
Ernest Loumaye(4)	$ 753,000	$ 183,000	$ 37,000	$ 1,656,000	$ 2,629,000
Other executive officers(5)	$ 1,999,000	$ 383,000	$ 122,000	$ 2,457,000	$ 4,961,000

(1) Includes social charges on cash-based compensation and fair value of equity instruments granted.

(2) Fair value of equity instruments granted during the period, as determined under IFRS.

(3) Represents pension contributions.

(4)

On December 1, 2020, Brian O’Callaghan was appointed Chief Executive Officer to succeed to Ernest Loumaye who stepped down from the Executive Committee on the same date, while still remaining a Director of the Company.

(5)	Includes the compensation received by executive officers who left the Company during the year ended December 31, 2020 until their departure.

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

All of our employees, advisors, including scientific consultants, agents and members of our board of directors are eligible to participate in our Plan. As of December 31, 2020, there were 1,854,502 issued and outstanding common shares awarded under our Plan. Under our Plan, common shares held by participants are subject to a four-year vesting period, or as otherwise set out in the participant’s issuance agreement. Under the Plan, one-fourth of the common shares would vest upon the first anniversary of the issuance date, and one-36th of the remaining common shares would vest, starting from the first anniversary of the issuance date, over a total period of three years. Upon a termination of employment, certain forfeiture provisions may apply to a participant’s vested or unvested common shares. As of December 31, 2020, all common shares awarded under our Plan are fully vested.

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

Authorized Shares

The maximum number of our common shares that may be issued under our 2017 Plan is 9,004,437 shares. The maximum number of common shares that may be issued pursuant to the exercise of incentive stock options under our 2017 Plan is 8,300,000 shares.

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

C. Board Practices.

Our board of directors is composed of eight members. Each director is elected for a one-year term. The current members of our board of directors were appointed at our annual general meeting of shareholders held on June 9, 2020 to serve until our 2021 annual general meeting of shareholders.

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

D. Employees.

As of December 31, 2020, we had 45 employees. None of our employees are represented by any collective bargaining agreements. We believe that we maintain good relations with our employees. At each date shown, we had the following number of employees, broken out by department and geography.

	As of December 31,
	2020	2019	2018
Function
Research and preclinical development	9	9	9
Clinical, medical and regulatory affairs	23	25	20
Management and administrative	13	19	16
Total	45	53	45
Geography
Switzerland	41	47	39
United States	4	6	6

E. Share Ownership.

For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

The following table sets forth information with respect to the beneficial ownership of our common shares as of December 31, 2020 for:

•	each beneficial owner of 5% or more of our outstanding common shares;
•	each of our directors and executive officers; and
•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include common shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of December 31, 2020. Percentage ownership calculations are based on 57,552,578 common shares (excluding 3,608,281 treasury shares) outstanding as of December 31, 2020.

Except as otherwise indicated, all of the shares reflected in the table are common shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of common shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding common shares subject to options held by that person that are immediately exercisable or exercisable within 60 days of December 31, 2020. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of ObsEva SA, Chemin des Aulx, 12, 1228 Plan-les-Ouates, Geneva, Switzerland.

Name of Beneficial Owner	Number	Percentage
Principal Shareholders:
Sofinnova Venture Partners VIII, L.P.(1)	4,749,623	8.3%
New Enterprise Associates 15, L.P.(2)	4,586,563	8.0%
Armistice Capital, LLC (3)	2,889,432	5.0%
Executive Officers and Directors:
Brian O'Callaghan	(*)
David Renas	(*)
Jean-Pierre Gotteland	(*)
Elizabeth Garner	(*)
Wim Souverijns	(*)
Fabien de Ladonchamps	(*)
Ernest Loumaye(4)	4,963,355	8.5%
Annette Clancy	(*)
Barbara Duncan	(*)
James I. Healy(1)(5)	4,845,691	8.4%
Ed Mathers(2)(6)	4,682,631	8.1%
Rafaèle Tordjman	(*)
Frank Verwiel	(*)
Jacky Vonderscher	(*)
All current directors and executive officers as a group (14 persons)(7)	15,974,923	26.7%

*Represents beneficial ownership of less than 1%.

(1)

The information is based on the number of our common shares reported by Sofinnova Venture Partners VIII, L.P., or Sofinnova VIII, Sofinnova Management VIII, L.L.C., Dr. Michael F. Powell and Dr. James I. Healy, in notifications filed with the SIX Swiss Exchange. Consists of 4,749,623 common shares directly held by Sofinnova VIII. Sofinnova Management VIII, L.L.C. is the general partner of Sofinnova VIII, and Dr. Anand Mehra, Dr. James I. Healy (a member of our board of directors) and Dr. Michael F. Powell, the managing members of Sofinnova Management VIII, L.L.C., may be deemed to have shared voting and dispositive power with respect to such shares. The address of Sofinnova VIII is c/o Sofinnova Investments, Inc., 3000 Sand Hill Road, Bldg. 4, Suite 250, Menlo Park, California 94025.

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

(3)

The information is based solely on a Schedule 13G/A filed by Armistice Capital, LLC on February 16, 2021. Consists of 2,889,432 common shares directly held by Armistice Capital, LLC. Steven Boyd is the managing partner of Armistice Capital, LLC. The address of Armistice Capital, LLC is 510 Madison Avenue, 7th Floor, New York, New York 10022.

(4)	Includes 1,047,905 common shares issuable upon the exercise of options that are exercisable within 60 days of December 31, 2020.
(5)	Includes 96,068 common shares issuable upon the exercise of options that are exercisable within 60 days of December 31, 2020.
(6)	Includes 96,068 common shares issuable upon the exercise of options that are exercisable within 60 days of December 31, 2020.
(7)	Includes 2,256,737 common shares issuable upon the exercise of options that are exercisable within 60 days of December 31, 2020.

As of December 31, 2020, we estimate that approximately 30% of our outstanding common shares were held in the United States by seven holders of record. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose common shares are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B. Related Party Transactions.

Since January 1, 2020, we have engaged in the following transactions with our directors, executive officers and holders of more than five percent (5%) of our outstanding voting securities and their affiliates, which we refer to as our related-parties.

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

2020 Private Placement

In September 2020, concurrent with our underwritten public offering, our former Chief Executive Officer, Ernest Loumaye, purchased 516,352 units at an effective price of $2.905 per unit, with each unit comprised of one common share and one 15-month purchase warrant to purchase one common share at an exercise price of $3.43 per share, in a private placement. We received $1.5 million in total net proceeds from the private placement.

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

B. Memorandum and Articles of Association.

Subject to the specifications mentioned below, the information set forth in our Registration Statement on Form F-3 (File No. 333-233069) as filed with the SEC on August 7, 2019 and declared effective by the SEC on August 14, 2019, under the headings “Description of Share Capital—The Company,” “Description of Share Capital—Articles of Association,” “Description of Share Capital—General Meeting of Shareholders,” “Description of Share Capital—Voting Rights,” “Description of Share Capital—Dividends and Other Distributions,” “Description of Share Capital—Transfer of Shares,” “Description of Share Capital—Inspection of Books and Records,” “Description of Share Capital—Compulsory Acquisitions; Appraisal Rights,” “Description of Share Capital—Board of Directors,” “Description of Share Capital—Conflict of Interest, Management Transactions” “Description of Share Capital—Principles of the Compensation of the Board of Directors and the Executive Management,” “Comparison of Swiss Law and Delaware Law” and “Enforcement of Judgments” is incorporated herein by reference.

Share Capital

As of March 5, 2021, our issued and fully paid-in share capital registered with the commercial registry of the Swiss canton of Geneva, Switzerland, consisted of 81,220,471 common shares, par value CHF 1/13 per share, or approximately CHF 0.0769 per share, and no preferred shares. 4,000,000 additional common shares have been issued, but not yet registered with the commercial registry of the Swiss canton of Geneva, Switzerland, bringing our effective issued and fully paid-in share capital to 85,220,471 common shares.

Under our articles of association, as amended on February 12, 2021, our share capital may be increased by a maximum aggregate amount of CHF 692,649.00 through the issuance of not more than 9,004,437 common shares, par value CHF 1/13 per share, in connection with our equity incentive plans.

Under our articles of association, as amended on February 12, 2021, our share capital may be increased by a maximum aggregate amount of CHF 1,040,544 and 1/13th of a Swiss franc through the issuance of not more than 13,527,073 common shares, which would have to be fully paid-in, with a par value of CHF 1/13 each, by the exercise of option and conversion rights granted in connection with convertible bonds or similar instruments of the Company or one of our subsidiaries. Since February 12, 2021, 4,000,000 additional common shares have been issued out of our conditional capital for financing purposes, reducing such conditional share capital to an aggregate amount of CHF 732,851 and 10/13th of a Swiss franc allowing the issuance of up to 9,527,073 common shares. These changes have however not yet been reflected in our articles of association or registered with the commercial registry of the Swiss canton of Geneva, Switzerland.

Our share capital activity was as follows:

Common shares registered in the commercial registry at January 1, 2017	23,181,262
Common shares registered in the commercial registry in January 2017	6,450,000
Common shares registered in the commercial registry in October 2017	5,140,625
Common shares registered in the commercial registry in December 2017	2,359,375
Common shares registered in the commercial registry at December 31, 2017	37,131,262
Common shares registered in the commercial registry in March 2018	3,499,990
Common shares registered in the commercial registry in June 2018	4,750,000
Common shares registered in the commercial registry at December 31, 2018	45,381,252
Common shares registered in the commercial registry in March 2019	110,364
Common shares registered in the commercial registry in July 2019	3,064,048
Common shares registered in the commercial registry at December 31, 2019	48,555,664
Common shares registered in the commercial registry in April 2020	3,320,337
Common shares registered in the commercial registry on September 8, 2020	7,810,266
Common shares registered in the commercial registry on September 29, 2020	516,352
Common shares registered in the commercial registry at December 31, 2020	60,202,619

From January 1, 2017 through March 5, 2021, the following events have changed the number of our issued common shares:

•

On January 30, 2017, we issued 6,450,000 common shares at a price per share of $15.00 in connection with our initial public offering of our common shares on Nasdaq. On the same date, all Series A preferred shares, Series B preferred shares and non-voting shares were converted into common shares.

•

On October 9, 2017, our board of directors decided to increase our share capital through the issuance of 5,140,625 common shares at a price of $8.00 per share and approved the issuance of warrants to purchase an aggregate of 2,359,375 common shares at an exercise price of $8.00 per share.

•

On October 13, 2017, we completed a private placement of 5,140,625 common shares at a price of $8.00 per share and warrants to purchase an aggregate of 2,359,375 common shares with an exercise price of $8.00 per share. The warrants were exercised on October 13, 2017. We received net proceeds of $56.3 million from the private placement.

•

On October 24, 2017, the increase of our share capital, through the issuance of 5,140,625 common shares, par value CHF 1/13 per share, was recorded with the commercial registry of the Swiss canton of Geneva.

•

On December 7, 2017, our articles of association were amended in order to reflect the increase of our share capital by 2,359,375 common shares, issued on October 13, 2017 upon exercise of warrants. These changes were recorded with the commercial registry of the Swiss canton of Geneva, on December 13, 2017.

•

During an extraordinary general meeting of shareholders, held on January 26, 2018, our shareholders voted to amend our articles of association in order to authorize our board of directors, at any time until January 26, 2020, to increase our share capital by a maximum aggregate par value of CHF 1,428,125 through the issuance of not more than 18,565,625 common shares, which would have to be fully paid-in, with a par value of CHF 1/13 per share. In addition, our shareholders voted to amend our articles of association in order to enable the increase of our share capital from time to time by the issuance of up to 14,393,002 common shares, par value CHF 1/13 per share, upon exercise of option or conversion rights granted in connection with financial instruments issued by us or our subsidiaries. Our revised articles of association were recorded with the commercial registry of the Swiss canton of Geneva on January 31, 2018.

•

On March 12, 2018, our board of directors decided to issue 3,499,990 common shares at par value, by way of self-subscription for the purpose of rebuilding our pool of treasury shares. The increase of our share capital was recorded with the commercial registry of the Swiss canton of Geneva, on March 31, 2018.

•

During our 2018 annual general meeting of shareholders, held on May 9, 2018, our shareholders decided to amend the articles of association of the company in order to authorize our board of directors, at any time until May 9, 2020, to increase our share capital by a maximum aggregate par value of CHF 1,562,740 through the issuance of not more than 20,315,620 common shares, which would have to be fully paid-in, with a par value of CHF 1/13. In addition, our shareholders decided to amend the articles of association of the company in order to enable the increase of our share capital from time to time by the issuance of up to 5,922,618 common shares, par value CHF 1/13 per share, upon exercise of options or pre-emptive rights thereof, which have been issued or granted to employees, directors or consultants of our company or of one of our subsidiaries under the terms of our equity plans. Our revised articles of association were recorded with the commercial registry of the Swiss canton of Geneva on May 11, 2018.

•	On June 20, 2018, our board of directors decided to increase our share capital through the issuance of 4,750,000 common shares at a price of $15.39 per share.
•

On June 22, 2018, we completed a public offering of 4,750,000 common shares at a price of $15.39 per share. We received net proceeds of $68.0 million from the public offering. The increase of our share capital, through the issuance of 4,750,000 common shares, par value CHF 1/13 per share, was recorded with the commercial registry of the Swiss canton of Geneva, on June 22, 2018.

•

On March 26, 2019, our articles of association were amended in order to reflect the increase of our share capital by 110,364 common shares, issued upon exercise of stock options under our equity plans. These changes were recorded with the commercial registry of the Swiss canton of Geneva, on March 27, 2019.

•

During our 2019 annual general meeting of shareholders, held on May 8, 2019, our shareholders decided to amend the articles of association of the company in order to authorize our board of directors, at any time until May 8, 2021, to increase our share capital by a maximum aggregate par value of CHF 1,749,677 through the issuance of not more than 22,745,801 common shares, which would have to be fully paid-in, with a par value of CHF 1/13 per share. In addition, our shareholders decided to amend the articles of association of the company in order to enable the increase of our share capital from time to time by the issuance of up to 16,933,553 common shares, par value CHF 1/13 per share, upon exercise of option or conversion rights granted in connection with financial instruments issued by us or our subsidiaries. Our revised articles of association were recorded with the commercial registry of the Swiss canton of Geneva on May 9, 2019.

•

On July 17, 2019, our board decided to issue 3,064,048 common shares, at par value, which were subscribed for by our U.S. wholly-owned subsidiary, ObsEva USA Inc., for the purpose of rebuilding our pool of treasury shares. The increase of our share capital was recorded with the commercial registry of the Swiss canton of Geneva, on July 19, 2019.

•

On April 10, 2020, our board decided to issue 3,308,396 common shares, at par value, which were subscribed for by our U.S. wholly-owned subsidiary, ObsEva USA Inc., for the purpose of rebuilding our pool of treasury shares. The increase of our share capital was recorded with the commercial registry of the Swiss canton of Geneva, on April 28, 2020.

•

On April 14, 2020, our articles of association were amended in order to reflect the increase of our share capital by 11,941 common shares, issued upon exercise of stock options under our equity plans. These changes were recorded with the commercial registry of the Swiss canton of Geneva, on April 28, 2020.

•

During the 2020 Annual General Meeting, our shareholders decided to amend the articles of association of the company in order to authorize our board of directors, at any time until June 9, 2022, to increase our share capital by a maximum aggregate par value of CHF 1,995,230 through the issuance of not more than 25,937,990 common shares, which would have to be fully paid-in, with a par value of CHF 1/13 per share. In addition, our shareholders decided to amend the articles of association of the company in order to enable the increase of our share capital from time to time by the issuance of up to 9,004,437 common shares, par value CHF 1/13 per share, upon exercise of options or pre-emptive rights thereof, which have been issued or granted to employees, directors or consultants of our company or of one of our subsidiaries under the terms of our equity plans. Our revised articles of association were recorded with the commercial registry of the Swiss canton of Geneva on June 11, 2020.

•

In September, 2020, we completed an underwritten offering of 6,448,240 units at an effective price of $2.869 per unit, with each unit comprised of one common share (or pre-funded warrant) and one 15-month purchase warrant to purchase one common share at an exercise price of $3.43 per share. In this context, our board decided, on September 3, 2020, to issue 5,490,000 common shares for the purpose of the underwritten offering and 2,320,266 common shares, at par value, which were subscribed for by our U.S. wholly-owned subsidiary, ObsEva USA Inc., for the purpose of rebuilding our pool of treasury shares. The increase of our share capital was recorded with the commercial registry of the Swiss canton of Geneva, on September 8, 2020.

•

In September 2020, we completed a private placement of 516,352 units at an effective price of $2.905 per unit, with each unit comprised of one common share and one 15-month purchase warrant to purchase one common share at an exercise price of $3.43 per share. In this context, our board of directors decided, on September 18, 2020, to issue 516,352 common shares. The increase of our share capital was recorded with the commercial registry of the Swiss canton of Geneva, on September 29, 2020.

•

On January 27, 2021, our board decided to issue 6,020,248 common shares, at par value, which were subscribed for by our U.S. wholly-owned subsidiary, ObsEva USA Inc., for the purpose of rebuilding our pool of treasury shares. The increase of our share capital was recorded with the commercial registry of the Swiss canton of Geneva, on February 1, 2021.

•

On February 10, 2021, our board decided to issue 11,591,124 common shares, at par value, which were subscribed for by our U.S. wholly-owned subsidiary, ObsEva USA Inc., for the purpose of rebuilding our pool of treasury shares. The increase of our share capital was recorded with the commercial registry of the Swiss canton of Geneva, on February 15, 2021.

•

On February 12, 2021, our articles of association were amended in order to reflect the increase of our share capital by 3,406,480 common shares, issued upon exercise of options granted in connection with financial market instruments. These changes were recorded with the commercial registry of the Swiss canton of Geneva, on February 15, 2021.

•

Since February 12, 2021, 4,000,000 additional common shares have been issued out of our conditional capital for financing purposes, further to the exercise of outstanding warrants issued in the context of the underwritten offering of September 2020. The issuance of these shares has not yet been reflected in our articles of association or registered with the commercial registry of the Swiss canton of Geneva, Switzerland.

Articles of Association

When we refer to our articles of association in this Form 20-F, we refer to our amended and restated articles of association dated as of February 12, 2021.

Under our articles of association, as amended on February 12, 2021, our share capital may be increased by a maximum aggregate amount of CHF 1,040,544 and 1/13th of a Swiss franc through the issuance of not more than 13,527,073 common shares, which would have to be fully paid-in, with a par value of CHF 1/13 each, by the exercise of option and conversion rights granted in connection with convertible bonds or similar instruments of the Company or one of our subsidiaries. Since February 12, 2021, 4,000,000 additional common shares have been issued out of our conditional capital for financing purposes, reducing such conditional share capital to an aggregate amount of CHF 732,851 and 10/13th of a Swiss franc allowing the issuance of up to 9,527,073 common shares. These changes have however not yet been reflected in our articles of association or registered with the commercial registry of the Swiss canton of Geneva, Switzerland.

Under our articles of association, as amended on February 12, 2021, our share capital may be increased by a maximum aggregate amount of CHF 692,649.00 through the issuance of not more than 9,004,437 common shares, par value CHF 1/13 per share, in connection with our equity incentive plans.

C. Material Contracts.

Underwriting Agreement

We entered into an underwriting and placement agency agreement with H.C. Wainwright & Co., LLC, on September 3, 2020, with respect to the common shares sold in our September 2020 underwritten public offering in the United States and concurrent private placement. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of such liabilities.

At the Market (ATM) Program

On March 16, 2018, we entered into an agreement with Jefferies LLC to sell treasury shares from time to time at our discretion under an “at the market” (ATM) program, with aggregate gross sales proceeds of up to $50.0 million. On August 7, 2019, this agreement was amended to increase the aggregate gross sales proceeds that may be generated under the ATM program by $25.0 million, for aggregate gross sales proceeds of up to $75.0 million. Through December 31, 2020, we have generated gross proceeds of $40.5 million under the program.

Credit Facility Agreement

On August 7, 2019, we entered into the Credit Facility Agreement with Oxford for a term loan of up to $75.0 million, subject to funding in three tranches. We received gross proceeds of $25.0 million from the first tranche of the credit facility upon entering into the agreement and intend to use the funds as part of our various clinical trials programs. We could not draw the second tranche of $25.0 million due to the failure to meet the primary endpoint of the Phase 3 IMPLANT 4 clinical trial of nolasiban. In April 2020, we entered into an amendment to the Credit Facility Agreement, pursuant to which the third tranche of $25.0 million may be drawn at any time between April 7, 2020 and August 1, 2024 upon our request and at Oxford’s discretion. The credit facility is secured by substantially all of our assets, including our intellectual property. The loan bears a floating interest rate (partially based on thirty-day U.S. LIBOR rate) currently amounting to 8.68% per year in total and will mature on August 1, 2024.

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

Taxation of Common Shares

Swiss Federal Withholding Tax on Dividends and Distributions

Dividend payments and similar cash or in-kind distributions on the common shares (including dividends on liquidation proceeds and stock dividends) that the Company makes to shareholders are subject to Swiss federal withholding tax (impôt anticipé) at a rate of 35% on the gross amount of the dividend. We are required to withhold the Swiss federal withholding tax from the dividend and remit it to the Swiss Federal Tax Administration. Distributions based upon a capital reduction (remboursements liés à la réduction de la valeur nominale des actions) and distributions paid out of capital contributions reserves (réserves issues d’apports de capital) recognized by the Swiss Federal Tax Administration are not subject to Swiss federal withholding tax.

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

Individual and Corporate Income Tax on Dividends

Swiss resident individuals holding the common shares as part of their private assets who receive dividends and similar distributions (including stock dividends and liquidation proceeds), which are not repayments of the par value of the common shares or distributions paid out of capital contributions reserves (réserves issues d’apports de capital) recognized by the Swiss Federal Tax Administration are required to report such payments in their individual income tax returns and are liable to Swiss federal, cantonal and communal income taxes on any net taxable income for the relevant tax period. Furthermore, for the purpose of the Direct Federal Tax, dividends, shares in profits, liquidation proceeds and pecuniary benefits from shares (including bonus shares) are included in the tax base for only 70% of their value, if the investment amounts to at least 10% of our nominal capital. All cantons have introduced similar partial taxation measures at cantonal and communal levels.

Swiss resident individuals as well as non-Swiss resident individual taxpayers holding the common shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to recognize dividends, distributions based upon a capital reduction (remboursements liés à la réduction de la valeur nominale des actions) and distributions paid out of capital contributions reserves (réserves issues d’apports de capital) recognized by the Swiss Federal Tax Administration in their income statements for the relevant tax period and are liable to Swiss federal, cantonal and communal individual or corporate income taxes, as the case may be, on any net taxable earnings accumulated (including the payment of dividends) for such period. Furthermore, for the purpose of the Direct Federal Tax, dividends, shares in profits, liquidation proceeds and pecuniary benefits from shares (including bonus shares) are included in the tax base for only 70%, if the investment is held in connection with the conduct of a trade or business or qualifies as an opted business asset according to Swiss tax law and amounts to at least 10% of our nominal capital. All cantons have introduced similar partial taxation measures at cantonal and communal levels.

Swiss resident corporate taxpayers as well as non-Swiss resident corporate taxpayers holding the common shares in connection with the conduct of a trade or business through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to recognize dividends, distributions based upon a capital reduction (remboursements liés à la réduction de la valeur nominale des actions) and distributions paid out of capital contributions reserves (réserves issues d’apports de capital) recognized by the Swiss Federal Tax Administration in their income statements for the relevant tax period and are liable to Swiss federal, cantonal and communal corporate income taxes on any net taxable earnings accumulated for such period. Swiss resident corporate taxpayers as well as non-Swiss resident corporate taxpayers holding the common shares in connection with the conduct of a trade or business through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland may be eligible for dividend relief (réduction pour participation) in respect of dividends and distributions based upon a capital reduction (remboursements liés à la réduction de la valeur nominale des actions) and distributions paid out of capital contributions reserves (réserves issues d’apports de capital) recognized by the Swiss Federal Tax Administration if the common shares held by them as part of a Swiss business have an aggregate market value of at least CHF 1 million of represent at least 10% of our share capital or give entitlement to at least 10% of our profits and reserves, respectively.

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

Based on our analysis of our income, assets, activities and market capitalization for our taxable year ending December 31, 2020, we do not believe that we were a PFIC for our taxable year ending December 31, 2020. However, our operations generate very limited amounts of non-passive income. Until we generate sufficient revenue from active licensing and other non-passive sources, there is a risk that we will be a PFIC under the PFIC income test. Moreover, we hold a substantial amount of cash and cash equivalents. Because the calculation of the value of our assets may be based in part on the value of our common shares, the value of which may fluctuate considerably, our PFIC status may change from year to year and it is difficult to predict whether we will be a PFIC under the PFIC asset test for the current year or any future year. Therefore, we have not yet made any determination as to our expected PFIC status for the current year. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the IRS will agree with our conclusion. Because PFIC status is a fact specific determination, and generally cannot be made until the close of the taxable year in question, no assurance can be given that we will not be a PFIC for our current taxable year and that we will not be a PFIC in future taxable years. Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in us being treated as a PFIC for our taxable year ending December 31, 2020 or us becoming a PFIC for the current taxable year or any future taxable years. Our United States counsel expresses no opinion with respect to our PFIC status for prior years, the current taxable year or any future years.

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

Alternatively, a U.S. Holder can make a “qualified electing fund election,” or a QEF Election, if we provide the information required to treat us and each lower-tier PFIC as a qualified electing fund in the first taxable year that we are a PFIC with respect to such holder. A U.S. Holder makes a QEF Election for us (and each lower-tier PFIC) by attaching a separate properly completed IRS Form 8621 for us (and each lower-tier PFIC) to the holder’s timely filed U.S. federal income tax return. If we are a PFIC for our taxable year ending December 31, 2021, or any subsequent taxable years, we currently intend to provide U.S. Holders, upon request, the information necessary for a U.S. Holder to make a QEF Election with respect to us and we currently intend to cause each lower-tier PFIC that we control to provide such information and take any additional steps that may be necessary to allow a U.S. Holder to make a QEF Election for us and each such lower-tier PFIC. Notwithstanding the foregoing, we cannot provide any assurance that we will in fact provide the information necessary to permit QEF elections to be made.

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

As of December 31, 2020, we had $31.2 million of cash and cash equivalents and we had a debt instrument outstanding for a carrying value of $25.3 million.

Interest Rate Risk

We are primarily exposed to changes in short-term interest rates with respect to our cost of borrowing under our 2019 Facility with Oxford. We monitor our cost of borrowing under the 2019 Facility, taking into account our funding requirements, and our expectation for short-term rates in the future. As of December 31, 2020, an increase in the interest rate on our 2019 Facility by 100 basis points would increase our annual interest expense by approximately $14’000.

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

In September 2020, we completed an underwritten offering of 6,448,240 units at an effective price of $2.869 per unit, with each unit comprised of one common share (or pre-funded warrant) and one 15-month purchase warrant to purchase one common share at an exercise price of $3.43 per share. In addition to the securities being sold in the underwritten offering, our former Chief Executive Officer, purchased 516,352 units at an effective price of $2.905 per unit, with each unit comprised of one common share and one 15-month purchase warrant to purchase one common share at an exercise price of $3.43 per share, in a concurrent private placement. The net proceeds from the offering (including exercise of pre-funded warrants) and the concurrent private placement were $20.0 million, after deducting underwriting discounts, commissions and other offering expenses. In January 2021, we raised additional funds of $19.4 million from the partial exercise of the warrants included in the units sold in the underwritten public offering, as well as from the sale of treasury shares as part of our ATM program.

During the year ended December 31, 2019, we sold a total of 691,133 treasury shares at an average price of $5.14 per share, as part of our ATM program, generating total net proceeds of $3.5 million after deducting $0.1 million of directly-related issuance costs.

During the year ended December 31, 2020, we sold a total of 5,995,897 treasury shares at an average price of $2.82 per share, as part of our ATM program, for a total gross amount of $16.9 million.

We anticipate that we will use the remaining net proceeds from our ATM program and our September 2020 offering to advance the development of linzagolix, ebopiprant and nolasiban and to fund other research and development activities, as well as for working capital and other general corporate purposes. None of the net proceeds were used to make payments (other than compensation paid to our executive officers, directors and an affiliate of one of our directors, each as described in this Annual Report), directly or indirectly, to (i) any of our directors, officers or their associates, (ii) any persons owning 10% or more of our common shares or (iii) any of our affiliates. The intended use of the net proceeds has not materially changed from the information mentioned in (i) the prospectus relating to the Registration Statement on Form F-1, relating to our initial public offering, (ii) the prospectus supplement relating to the Registration Statement on Form F-3, relating to our ATM program, (iii) the prospectus supplement relating to the Registration Statement on Form F-3, relating to our June 2018 offering and (iv) the prospectus supplement relating to the Registration Statement on Form F-3, relating to our September 2020 offering.

Item 15. Controls and Procedures.

Disclosure Controls and Procedures

Our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2020, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Under the supervision and with the participation of our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), management assessed our internal control over financial reporting based upon the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020.

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

Item 16C. Principal Accountant Fees and Services.

PricewaterhouseCoopers SA, or PwC, has served as our independent registered public accounting firm for 2020 and 2019. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	December 31,
	2020	2019
	(in thousands)
Audit Fees	$413	$444
Audit-Related Fees	283	150
Tax Fees	—	38
Other Fees	—	15
Total	$696	$647

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

PART III

Item 17. Financial Statements.

See pages F-1 through F-27 of this Annual Report on Form 20-F.

Item 18. Financial Statements.

Not applicable.

Item 19. Exhibits.

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1*	Articles of Association of the Registrant

2.1	Description of securities	Form 20-F	001-37993	2.1	03/05/2020

4.1	Registration Rights Agreement by and among the Registrant and certain holders of its capital shares, dated as of January 17, 2017	Form F-1/A	333-215383	4.1	01/23/2017

4.2	Series B Shareholders Agreement by and among the Registrant and certain holders of its capital shares, dated as of November 19, 2015	Form F-1	333-215383	4.2	12/30/2016

4.3#	License Agreement, by and between the Registrant and Ares Trading S.A., dated as of August 28, 2013	Form F-1	333-215383	10.1	12/30/2016

4.4#	License Agreement, by and between the Registrant and Ares Trading S.A., dated as of June 10, 2015, as amended	Form F-1	333-215383	10.2	12/30/2016

4.5#	Exclusive License Agreement, by and between the Registrant and Kissei Pharmaceutical Co., Ltd., dated as of November 19, 2015	Form F-1	333-215383	10.3	12/30/2016

4.6#	Cost Splitting Agreement, by and between the Registrant and Kissei Pharmaceutical Co., Ltd., dated as of February 6, 2017	Form 20-F	001-37993	4.6	04/21/2017

4.7	English language translation of Lease Agreement between the Registrant and Eldista GmbH, dated as of July 1, 2013, as amended	Form F-1	333-215383	10.4	12/30/2016

4.8	Securities Purchase Agreement, by and between the Registrant and the investors named therein, dated as of October 9, 2017	Form 6-K	001-37993	99.1	10/11/2017

4.9	Registration Rights Agreement, by and between the Registrant and the investors named therein, dated as of October 9, 2017	Form 6-K	001-37993	99.2	10/11/2017

4.10†	Form of Indemnification Agreement between the Registrant and each of its executive officers and directors	Form F-1/A	333-215383	10.5	01/17/2017

4.11†	Incentive Plan (including form of Issuance Agreement)	Form F-1/A	333-215383	10.6	01/06/2017

4.12†	2017 Equity Incentive Plan	Form F-1/A	333-215383	10.7	01/17/2017

4.13†	Form of Stock Option Grant Notice and Stock Option Agreement under 2017 Equity Incentive Plan	Form F-1/A	333-215383	10.8	01/17/2017

Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

4.14	Open Market Sales Agreement by and between the Registrant and Jefferies LLC	Form 6-K	001-37993	1.1	03/16/2018

4.15	Underwriting and Placement Agency Agreement, dated as of September 3, 2020, between the Registrant and H.C. Wainwright & Co., LLC.	Form 6-K	001-37993	1.1	09/08/2020

4.16*+

Loan and Security Agreement among the Registrant, Oxford Finance LLC and ObsEva USA Inc., dated as of August 7, 2019, as amended by the First Amendment to Loan and Security Agreement among the Registrant, Oxford Finance LLC and ObsEva USA Inc., dated as of December 6, 2019, the Second Amendment to Loan and Security Agreement among the Registrant, Oxford Finance LLC and ObsEva USA Inc., dated as of February 18, 2020, the Third Amendment to Loan and Security Agreement among the Registrant, Oxford Finance LLC and ObsEva USA Inc., dated as of April 7, 2020 and the Fourth Amendment to Loan and Security Agreement among the Registrant, Oxford Finance LLC and ObsEva USA Inc., dated as of January 27, 2021.

4.17	Sublicense Agreement among the Registrant and Hangzhou Yuyuan BioScience Technology Co., Ltd., dated January 13, 2020	Form 20-F	001-37993	4.17	03/05/2020
8.1	List of subsidiaries of the Registrant	Form F-1	333-215383	21.1	12/30/2016

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers SA

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

*	Filed herewith.
**	Furnished herewith.

†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Confidential treatment has been granted from the Securities and Exchange Commission as to certain portions of this document.
+	Certain portions of this exhibit (indicated by asterisks) have been omitted because they are not material and would likely cause competitive harm to ObsEva SA if publicly disclosed.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ObsEva SA:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ObsEva SA and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive loss, of cash flows and of changes in equity for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 2.4 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

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

/s/ PricewaterhouseCoopers SA

Geneva, Switzerland

March 5, 2021

We have served as the Company’s auditor since 2013.

Consolidated Balance Sheets

(in USD ’000)		As at December 31,
	Notes	2020	2019
ASSETS
Current assets
Cash and cash equivalents	4	31,183	69,370
Other receivables	5	397	1,044
Prepaid expenses	6	5,388	4,359
Total current assets		36,968	74,773
Non-current assets
Right-of-use assets	9	1,425	2,042
Furniture, fixtures and equipment	7	151	245
Intangible assets	8	26,608	26,608
Other long-term assets	10	295	275
Total non-current assets		28,479	29,170
Total assets		65,447	103,943
LIABILITIES AND EQUITY
Current liabilities
Other payables and current liabilities	5	10,760	8,432
Accrued expenses	6	10,248	10,418
Current lease liabilities	9	696	618
Total current liabilities		21,704	19,468
Non-current liabilities
Non-current lease liabilities	9	952	1,541
Non-current borrowings	12	25,300	24,917
Post-employment obligations	11	8,218	7,946
Other long-term liabilities	10	919	1,116
Total non-current liabilities		35,389	35,520
Shareholders’ equity
Share capital	13	4,574	3,499
Share premium	13	356,822	320,955
Reserves	13	26,353	21,912
Accumulated losses	13	(379,395)	(297,411)
Total shareholders’ equity		8,354	48,955
Total liabilities and shareholders’ equity		65,447	103,943

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Loss

(in USD ’000, except per share data)
		Year ended December 31,
	Notes	2020	2019	2018
Operating income other than revenue	14	17	16	15
OPERATING EXPENSES
Research and development expenses	15	(67,536)	(88,053)	(62,872)
General and administrative expenses	15	(12,182)	(19,058)	(14,297)
Total operating expenses		(79,718)	(107,111)	(77,169)
OPERATING LOSS		(79,701)	(107,095)	(77,154)
Finance income	17	648	854	393
Finance expense	17	(3,879)	(2,482)	—
NET LOSS BEFORE TAX		(82,932)	(108,723)	(76,761)
Income tax (expense) / benefit	18	(34)	(67)	45
NET LOSS FOR THE YEAR		(82,966)	(108,790)	(76,716)
Net loss per share
Basic	19	(1.67)	(2.49)	(1.91)
Diluted	19	(1.67)	(2.49)	(1.91)
OTHER COMPREHENSIVE INCOME / (LOSS)
Items that will not be reclassified to profit and loss
Remeasurements on post-employment benefit plans, net of tax		982	(4,694)	(544)
Items that may be reclassified to profit or loss
Currency translation differences		—	—	—
TOTAL OTHER COMPREHENSIVE INCOME / (LOSS)		982	(4,694)	(544)
TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(81,984)	(113,484)	(77,260)

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(in USD ’000)		Year ended December 31,
	Notes	2020	2019	2018
NET LOSS BEFORE TAX FOR THE YEAR		(82,932)	(108,723)	(76,761)
Adjustments for:
Depreciation expense	7 & 9	721	737	109
Post-employment cost / (benefit)		492	(477)	(96)
Share-based compensation expense	20	6,506	11,884	9,152
Income tax paid		(52)	(80)	(11)
Finance expense / (income), net		3,231	1,628	(359)
Decrease / (increase) in other receivables		326	193	(96)
(Increase) / decrease in prepaid expenses, deferred costs and other long-term assets		(1,029)	1,356	(4,225)
Increase / (decrease) in other payables and current liabilities		2,141	5,499	(16)
(Decrease) / increase in accrued expenses and other long-term liabilities		(170)	(2,628)	8,362
NET CASH FLOWS USED IN OPERATING ACTIVITIES		(70,766)	(90,611)	(63,941)
Cash used for rental deposits		—	—	(83)
Payments for plant and equipment	7	(5)	(46)	(188)
Acquisition of a license	8	—	(5,000)	—
NET CASH FLOWS USED IN INVESTING ACTIVITIES		(5)	(5,046)	(271)
Proceeds from issuance of shares	13	37,254	3,206	97,861
Payment of share issuance costs	13	(2,054)	(119)	(6,881)
Proceeds from exercise of stock-options	13	—	193	672
Proceeds from issuance of debt, net of issuance costs	12	—	24,736	—
Principal elements of lease payments	9	(630)	(571)	—
Interest paid		(2,321)	(818)	—
NET CASH FLOWS FROM FINANCING ACTIVITIES		32,249	26,627	91,652
Net (decrease) / increase in cash and cash equivalents	3.2	(38,522)	(69,030)	27,440
Cash and cash equivalents as at January 1,		69,370	138,640	110,841
Effects of exchange rate changes on cash and cash equivalents		335	(240)	359
Cash and cash equivalents as at December 31,	4	31,183	69,370	138,640

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

(in USD ’000)	Notes	Share capital	Share premium	Share- based payments reserve	Foreign currency translation reserve	Total reserves	Accumulated losses	Total
December 31, 2017		2,864	219,335	7,608	(489)	7,119	(106,667)	122,651
Loss for the year		—	—	—	—	—	(76,716)	(76,716)
Other comprehensive loss		—	—	—	—	—	(544)	(544)
Total comprehensive loss		—	—	—	—	—	(77,260)	(77,260)
Issuance of shares - EIP 2013	13	27	2,947	(2,947)	—	(2,947)	—	27
Issuance of shares - June 2018 offering	13	392	77,431	—	—	—	—	77,823
Issuance of shares - ATM program	13	130	19,881	-	—	-	—	20,011
Share issuance costs		—	(6,160)	—	—	—	—	(6,160)
Exercise of stock-options - EIP 2017	20	7	1,131	(466)	—	(466)	—	672
Share-based remuneration	20	—	—	9,152	—	9,152	—	9,152
December 31, 2018		3,420	314,565	13,347	(489)	12,858	(183,927)	146,916
Loss for the year		—	—	—	—	—	(108,790)	(108,790)
Other comprehensive loss		—	—	—	—	—	(4,694)	(4,694)
Total comprehensive loss		—	—	—	—	—	(113,484)	(113,484)
Issuance of shares - EIP 2013	13	21	2,696	(2,696)	—	(2,696)	—	21
Issuance of shares - ATM program	13	56	3,498	—	—	—	—	3,554
Share issuance costs		-	(130)	—	—	—	—	(130)
Exercise of stock-options - EIP 2017	20	2	326	(134)	—	(134)	—	194
Share-based remuneration	20	—	—	11,884	—	11,884	—	11,884
December 31, 2019		3,499	320,955	22,401	(489)	21,912	(297,411)	48,955
Loss for the year		—	—	—	—	—	(82,966)	(82,966)
Other comprehensive income		—	—	—	—	—	982	982
Total comprehensive loss		—	—	—	—	—	(81,984)	(81,984)
Issuance of shares - EIP 2013	13	15	2,065	(2,065)	—	(2,065)	—	15
Issuance of shares - Underwritten offering		591	19,408	—	—	—	—	19,999
Issuance of shares - ATM program	13	469	16,437	—	—	—	—	16,906
Share issuance costs		—	(2,043)	—	—	—	—	(2,043)
Share-based remuneration	20	—	—	6,506	—	6,506	—	6,506
December 31, 2020		4,574	356,822	26,842	(489)	26,353	(379,395)	8,354

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

The Group is focused on the development and commercialization of novel therapeutics for serious conditions that compromise women’s reproductive health and pregnancy. The Group has a portfolio of three mid- to late-stage development in-licensed compounds (linzagolix, ebopiprant and nolasiban) being developed in four indications. The Group has no currently marketed products.

These consolidated financial statements are presented in dollars of the United States (USD), rounded to the nearest thousand, except share and per share data, and have been prepared on the basis of the accounting principles described in note 2.

These consolidated financial statements were authorized for issue by the Company’s Board of Directors (the “Board of Directors”) on March 4, 2021.

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

The Company currently consolidates the financial operations of its two fully-owned subsidiaries, ObsEva Ireland Ltd, which is registered in Cork, Ireland and organized under the laws of Ireland, and ObsEva USA Inc., which is registered and organized under the laws of Delaware, USA. ObsEva Ireland Ltd had no operations and no results of operations to report as of December 31, 2020 and 2019.

2.3 Standards and interpretations published by the IASB

The IASB and the International Financing Reporting Standards Interpretations Committee have recently issued new standards and interpretations to be applied to the Group’s consolidated financial statements. None of these new standards and amendments applied by the Group in 2020 had a material impact on its consolidated financial statements. In addition, there are no new standards and amendments published but not yet effective that are expected to have a material impact on the consolidated financial statements of the Group.

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

Current assets

Other receivables and prepaid expenses are carried at their nominal value.

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

Leases

On January 1, 2019, the Group adopted IFRS 16 Leases, which replaced IAS 17 Leases and Related Interpretations, applied by the Group until December 31, 2018. The Group leases various office buildings and equipment, which are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

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

During 2017, ObsEva USA, Inc. established a 401K, defined contribution plan, for the employees of the company. A defined contribution plan is a pension plan under which the amounts paid by the employer are fixed in advance. The plan assets are held by a third party custodian. ObsEva USA, Inc. contributions to the defined contribution plan are charged to the income statement as incurred. The Group has no further obligation once the contributions have been paid.

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

Shares held by the Group are disclosed as treasury shares and deducted from equity.

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

The Group’s activities are not affected by any significant seasonal effect.

The geographical analysis of non-current assets is as follows:

	As at December 31,
in USD ‘000	2020	2019
Switzerland	27,936	28,391
USA	543	779
Total non-current assets	28,479	29,170

The geographical analysis of operating expenses is as follows:

	Year ended December 31,
in USD ‘000	2020	2019	2018
Switzerland	77,476	102,492	73,050
USA	2,242	4,619	4,119
Total operating expenses	79,718	107,111	77,169

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

•

Going concern: significant judgement is involved when assessing whether financial statements are to be prepared on a going concern basis or whether there is substantial doubt about the Group’s ability to continue as a going concern (note 23).

The Group bases the estimates on historical experience and on various other assumptions that the Group believes are reasonable, the results of which form the basis for making judgments about the carrying value of assets, liabilities and equity and the amount of expenses. The full extent to which the COVID-19 pandemic will directly or indirectly impact the Group’s business, results of operations and financial condition, including but not limited to expenses, progress of the Group’s clinical trials, research and development costs and employee related amounts, will depend on future developments that are highly uncertain, including the duration and spread of the pandemic, and the actions taken to contain it, such as the impact and effectiveness of current and any future governmental measures implemented in response thereto, or new information that may emerge concerning COVID-19, such as when effective vaccines or other treatment would be made available to public, as well as the extent to which the COVID-19 pandemic has impacted and will continue to impact worldwide macroeconomic conditions, including interest rates, employment rates and health insurance coverage, the speed of the anticipated recovery, and governmental and business reactions to the pandemic. The Group has made estimates of the impact of COVID-19 within these consolidated financial statements. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the consolidated financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate during the period in which the circumstances change.

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

The sensitivity of profit or loss to changes in the exchange rates arises mainly from CHF- and EUR-denominated financial instruments held at the end of the reported periods.

CHF positions	Increase /decrease exchange rate vs USD	Effect on profit before tax (in USD ‘000)	Effect on shareholders’ equity (in USD ‘000)
2020	+5%	(688)	(688)
	-5%	688	688
2019	+5%	(185)	(185)
	-5%	185	185
EUR positions	Increase /decrease exchange rate vs USD	Effect on profit before tax (in USD ‘000)	Effect on shareholders’ equity (in USD ‘000)
2020	+5%	26	26
	-5%	(26)	(26)
2019	+5%	(497)	(497)
	-5%	497	497

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

The below table shows sensitivity to changes in market interest rates for the Group’s debt instruments.

	Impact on loss before taxes
in USD ‘000	2020	2019
Interest rates - increase by 100 basis points	(14)	(47)
Interest rates - decrease by 100 basis points	—	—

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

A reconciliation of the net debt position is shown in the table below.

(in USD ’000)	Borrowings	Lease liabilities	Total liabilities from financing activities	Cash and cash equivalents	Total
Net debt as at December 31, 2018	—	—	—	138,640	138,640
Recognized on adoption of IFRS 16	—	(2,707)	(2,707)	—	(2,707)
	—	(2,707)	(2,707)	138,640	135,933
Cash flows	(24,736)	690	(24,046)	(69,030)	(93,077)
Interest expense	(368)	(119)	(487)	—	(487)
Foreign exchange adjustments	—	(23)	(23)	(240)	(263)
Net debt as at December 31, 2019	(25,104)	(2,159)	(27,263)	69,370	42,107
Cash flows	2,206	722	2,928	(38,522)	(35,595)
Interest expense	(2,589)	(92)	(2,681)	—	(2,681)
Foreign exchange adjustments	—	(119)	(119)	335	216
Net debt as at December 31, 2020	(25,487)	(1,648)	(27,135)	31,183	4,048

In addition, the maturity profile of the Group’s financial liabilities is presented in the table below.

(in USD ’000)	Carrying amount	Total undiscounted cash flows	up to 1 year	1 to 5 years	Maturities more than 5 years
Trade and other payables	(9,450)	(9,450)	(9,450)	—	—
Borrowings	(25,487)	(32,646)	(2,200)	(30,446)	—
Lease liabilities	(1,648)	(1,738)	(758)	(980)	—
Total as at December 31, 2020	(36,585)	(43,834)	(12,408)	(31,426)	—

(in USD ’000)	Carrying amount	Total undiscounted cash flows	up to 1 year	1 to 5 years	Maturities more than 5 years
Trade and other payables	(7,873)	(7,873)	(7,873)	—	—
Borrowings	(25,104)	(34,852)	(2,206)	(32,646)	—
Lease liabilities	(2,159)	(2,336)	(709)	(1,627)	—
Total as at December 31, 2019	(35,136)	(45,061)	(10,788)	(34,273)	—

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

4. Cash and cash equivalents

	As at December 31,
in USD ‘000	2020	2019
Bank deposits	31,183	69,370
Interest bearing deposits	—	—
Total cash and cash equivalents	31,183	69,370

Split by currency:

	2020	2019
CHF	2%	14%
USD	87%	73%
EUR	11%	12%
GBP	0%	1%

5. Receivables and payables

As at December 31, 2020 and 2019, other receivables consist mainly of reimbursements to be received from third parties, including VAT, insurance premiums and shared-costs of research and development studies, and other payables and other current liabilities include mainly costs of clinical services. All receivables and payables are due from and to third parties and carried at amortized cost.

All payables have a contract maturity within one year.

6. Prepaid and accrued expenses

As at December 31, 2020 and 2019, prepaid expenses mainly consist of advance or milestone payments made as part of our ongoing clinical trials.

As at December 31, 2020 and 2019, accrued expenses consisted of the following:

	As at December 31,
in USD ‘000	2020	2019
Accrued research and development expenses	7,662	7,244
Accrued compensation-related expenses	2,334	1,882
Accrued other expenses	252	1,292
Total accrued expenses	10,248	10,418

7. Furniture, fixtures and equipment

in USD ‘000	2020	2019
Net book value as at January 1	245	319
Additions	10	46
Depreciation charge	(104)	(120)
Currency translation effects	—	—
Net book value as at December 31	151	245
Total cost	652	653
Accumulated depreciation	(501)	(408)

Furniture, fixtures and equipment assets mainly consist of office furniture and leasehold improvements.

8. Intangible assets

in USD ‘000	2020	2019
Net book value as at January 1	26,608	21,608
Additions	—	5,000
Amortization charge	—	—
Currency translation effects	—	—
Net book value as at December 31	26,608	26,608
Total cost	26,608	26,608
Accumulated amortization	—	—

As at December 31, 2020 and 2019, the Group holds a number of licenses to operate several biopharmaceutical product candidates, the value of which is recorded at USD 26.6 million.

Merck Serono licenses

On August 28, 2013, the Group in-licensed nolasiban for USD 4.9 million from Ares Trading S.A., an affiliate of Merck Serono (“Merck Serono”).

In June 2015, the Group acquired the in-license for ebopiprant from Merck Serono for an amount of USD 2.4 million.

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

Amortization and impairment

The Group's intangible assets are subject to a multi-phase clinical trials process and the licenses are currently not amortized as no regulatory and marketing approvals were obtained as of December 31, 2020.

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

The Group has also collectively reviewed its licenses for impairment on the basis of the market capitalization for the entire Group as at December 31, 2020 less the value of its tangible assets as well as cash and cash equivalents. This analysis resulted in a headroom exceeding USD 61 million. The valuation is considered to be Level 1 in the fair value hierarchy and further supported the Group’s conclusion that no impairment was identified as of December 31, 2020 and 2019.

9. Leases

The consolidated financial statements show the following amounts relating to leases:

Right-of-use assets

in USD ‘000	2020	2019
Net book value as at January 1	2,042	2,658
Additions	—	—
Depreciation charge	(617)	(616)
Currency translation effects	—	—
Net book value as at December 31	1,425	2,042
Total cost	2,658	2,658
Accumulated depreciation	(1,233)	(616)

Rights-of-use assets mainly relate to office buildings. The expense relating to short-term and low-value leases is not material. For the years ended December 31, 2020 and 2019, the total cash outflows for leases amounted to USD 0.7 million and USD 0.7 million, respectively.

Lease liabilities

	As at December 31,
in USD ‘000	2020	2019
Current	696	618
Non-current	952	1,541
Total lease liabilities	1,648	2,159

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

In 2019, the contributions levels for certain employees was changed, which has been considered as a plan amendment.

in USD ‘000	2020	2019
Change in defined benefit obligation
Defined benefit obligation at January 1,	(24,705)	(14,502)
Current service cost	(1,864)	(1,269)
Interest cost	(46)	(140)
Net benefits paid	4,643	(4,071)
Currency translation effects	(2,208)	(536)
Remeasurements:
Impact of plan amendment	—	527
Effect of changes in demographic assumptions	510	366
Effect of changes in financial assumptions	(418)	(3,037)
Effect in experience assumptions	840	(2,043)
Defined benefit obligation at December 31,	(23,248)	(24,705)

in USD ‘000	2020	2019
Change in plan assets
Fair value of plan assets at January 1,	16,759	10,955
Interest income	31	115
Employer contributions	703	622
Employee contributions	703	622
Net benefits paid	(4,643)	4,071
Currency translation effects	1,427	354
Remeasurements: return on plan assets (excluding interest income)	50	20
Fair value of plan assets at December 31,	15,030	16,759

	Year ended December 31,
in USD ‘000	2020	2019
Components of defined benefit cost
Current service cost	1,864	1,269
Interest expense on defined benefit obligation	46	140
Interest income on plan assets	(31)	(115)
Employee contributions	(703)	(622)
Impact of plan amendment	—	(527)
Total included in staff costs (note 16)	1,176	145

	Year ended December 31,
in USD ‘000	2020	2019
Remeasurements recognized in other comprehensive loss
Effect of changes in demographic assumptions	510	366
Effect of changes in financial assumptions	(418)	(3,037)
Effect in experience assumptions	840	(2,043)
Return on plan assets (excluding interest income)	50	20
Total remeasurements recognized as other comprehensive loss	982	(4,694)
Cumulative amount of remeasurements immediately recognized in other comprehensive loss	(7,837)	(8,819)

	As at December 31,
in USD ‘000	2020	2019
Amounts recognized in the statement of financial position
Defined benefit obligation	(23,248)	(24,705)
Fair value of plan assets	15,030	16,759
Net liability	(8,218)	(7,946)

in USD ‘000	2020	2019
Change in defined benefit liability
Net defined benefit liability at January 1,	(7,946)	(3,547)
Defined benefit cost included in statement of comprehensive loss	(1,176)	(145)
Total remeasurements included in other comprehensive loss	982	(4,694)
Employer contributions	703	622
Currency translation effects	(781)	(182)
Net defined benefit liability at December 31,	(8,218)	(7,946)

As of the date of preparation of these consolidated financial statements, the annual report for 2020 of the pension fund has not yet been issued, and therefore the detailed structures and assets held at December 31, 2020, are not currently available for presentation. The detailed structures and assets held at December 31, 2019, are as follows:

Plan assets	As at December 31, 2019
Cash	0.8%
Bonds	62.5%
Shares	12.1%
Real estate	16.6%
Mortgages	8.0%
Alternative investments	0%
Total	100.0%

The principal actuarial assumptions used were as follows:

	2020	2019
Discount rate	0.10%	0.20%
Salary increase (including inflation)	1.00%	1.00%
Rate of pension increases	0.25%	0.25%
Post-employment mortality table	LPP 2020 G	LPP 2015 G

Sensitivity analysis illustrates the sensitivity of the Group defined benefit obligation at December 31, 2020 by varying the discount rate and the salary increase rate by plus / minus 50 basis points:

in USD ‘000	Discount rate	Discount rate	Salary increase	Salary increase	Rate of pension increase	Rate of pension increase
Sensitivity analysis	plus 50bps	minus 50bps	plus 50bps	minus 50bps	plus 25bps	minus 25bps
Discount rate	0.60%	(0.40)%	0.10%	0.10%	0.10%	0.10%
Salary increase	1.00%	1.00%	1.50%	0.50%	1.00%	1.00%
Rate of pension increases	0.25%	0.25%	0.25%	0.25%	0.50%	0.00%
Defined benefit obligation	(21,223)	(25,594)	(23,305)	(23,195)	(23,809)	(22,717)

Average duration of the defined benefit obligation					2020	2019
Duration in years					18.7	20.2

The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.

Expected contributions by the employer to be paid to the post-employment benefit plans during the annual period beginning after the end of the reporting period amount to approximately USD 714,000.

12. Borrowings

In August 2019, the Company entered into a loan and security agreement, or the credit facility, with Oxford Finance LLC for a term loan of up to USD 75.0 million, subject to funding in three tranches. The Company received gross proceeds of USD 25.0 million, net of transaction costs of USD 0.3 million, from the first tranche of the credit facility upon entering into the agreement and intends to use the funds for its various clinical trials programs. The Company could not draw the second tranche of USD 25.0 million due to the failure to meet the primary endpoint of the Phase 3 IMPLANT 4 clinical trial of nolasiban. In April 2020, the Company entered into an amendment to the loan and security agreement, pursuant to which the third tranche of USD 25.0 million may be drawn at any time between April 7, 2020 and August 1, 2024 upon request of the Company and at the lender’s discretion.

The credit facility is presented in the balance sheet as follows:

in USD ‘000	2020	2019
Borrowings as of January 1,	25,104	—
New borrowings	—	25,000
Transaction costs	—	(264)
Interest expense	2,589	1,067
Interest paid	(2,206)	(699)
Borrowings as of December 31,	25,487	25,104
Of which are:
Current	187	187
Non-current	25,300	24,917

The credit facility is secured by substantially all of the Company’s assets, including cash and cash equivalents as well as the Company’s intellectual property and licenses. Each tranche bears interest at a floating interest rate of thirty day U.S. LIBOR, plus 6.25%, or a minimum of 8.68% per year in total. The Company is required to make monthly interest-only payments on each tranche through the amortization start date on August 1, 2022. The credit facility will mature on August 1, 2024, at which date a final fee payment of 6.75% of each funded tranche will be due, resulting in an effective interest rate of 10.32% per year. The credit facility contains customary conditions to borrowings and events of default and contains various negative covenants limiting the Company’s ability to, among other things, transfer or sell certain assets, allow changes in business, ownership or business locations, consummate mergers or acquisitions, incur additional indebtedness, create liens, pay dividends or make other distributions and make investments. As of December 31, 2020, the Company was in compliance with its covenants.

13. Shareholders’ equity

		in USD ‘000
	Number of common shares	Share capital	Share premium	Total
January 1, 2019	43,443,911	3,420	314,565	317,985
Issuance of shares - EIP 2013	261,984	21	2,696	2,717
Issuance of shares - ATM program	691,133	56	3,498	3,554
Share issuance costs	—	—	(130)	(130)
Exercise of stock-options - EIP 2017	26,420	2	326	328
December 31, 2019	44,423,448	3,499	320,955	324,454

		in USD ‘000
	Number of common shares	Share capital	Share premium	Total
January 1, 2020	44,423,448	3,499	320,955	324,454
Issuance of shares - EIP 2013	168,641	15	2,065	2,080
Issuance of shares - Underwritten offering	6,964,592	591	19,408	19,999
Issuance of shares - ATM program	5,995,897	469	16,437	16,906
Share issuance costs	—	—	(2,043)	(2,043)
December 31, 2020	57,552,578	4,574	356,822	361,396

Share capital and share premium

As at December 31, 2020, the total outstanding share capital of USD 4.6 million, fully paid, consists of 57,552,578 common shares, excluding 3,608,281 treasury shares. As at December 31, 2019, the total outstanding share capital of USD 3.5 million, fully paid, consisted of 44,423,448 common shares, excluding 168,641 non-vested shares and 3,975,516 treasury shares. All shares have a nominal value of 1/13 of a Swiss franc, translated into USD using historical rates at the issuance date.

In July 2019, the Company issued 3,064,048 common shares at par value of 1/13 of a Swiss franc per share. The shares were fully subscribed for by the Group, and were initially held as treasury shares, hence the operation did not impact the share capital.

During the year ended December 31, 2019, the Company sold a total of 691,133 treasury shares at an average price of USD 5.14 per share, as part of its ATM program initiated in May 2018. These multiple daily transactions generated total gross proceeds of USD 3.6 million. Directly related share issuance costs of USD 0.1 million were recorded as a deduction in equity.

During the year ended December 31, 2020, the Company sold a total of 5,995,897 treasury shares at an average price of USD 2.82 per share, as part of its ATM program. These multiple daily transactions generated total gross proceeds of USD 16.9 million. Directly related share issuance costs of USD 0.5 million were recorded as a deduction in equity.

In April 2020 and September 2020, the Company issued 3,308,396 and 2,320,266 common shares, respectively, at par value of 1/13 of a Swiss franc per share. The shares were fully subscribed for by a wholly-owned subsidiary of the Company and listed on the SIX Swiss Exchange accordingly. The shares were initially held as treasury shares, hence the operation did not impact the outstanding share capital.

In September 2020, the Company completed an underwritten offering of 6,448,240 units at an effective price of USD 2.869 per unit, with each unit comprised of one common share (or pre-funded warrant) and one 15-month purchase warrant to purchase one common share at an exercise price of USD 3.43 per share. In addition to the securities being sold in the underwritten offering, the Company’s former Chief Executive Officer purchased 516,352 units at an effective price of USD 2.905 per unit, with each unit comprised of one common share and one 15-month purchase warrant to purchase one common share at an exercise price of USD 3.43 per share, in a concurrent private placement. The net proceeds from the offering and the concurrent private placement, including exercise of pre-funded warrants, were USD 20.0 million, after deducting underwriting discounts, commissions and other offering expenses paid by the Company. As of December 31, 2020, none of the 15-month purchase warrants have been exercised.

Equity incentive plans

In 2020, the Company issued 168,641 common shares (2019: 261,984) under its 2013 EIP (see note 20). All shares issued under the 2013 EIP have a nominal value of 1/13 of a Swiss franc, translated into USD using historical rates at the issuance date.

Authorized share capital

The authorized share capital that is not outstanding is as follows:

	As at December 31,
Number of shares	2020	2019
Authorized share capital	17,611,372	19,681,753

14. Revenue and other operating income

The Group currently derives no revenue from sales of its biopharmaceutical product candidates.

Operating income other than revenue mainly relates to compensation received from the Swiss tax authorities as the Company acts as collecting agent of the withholding tax on salaries.

15. Operating expenses by nature

	Year ended December 31,
in USD ‘000	2020	2019	2018
External research and development costs	51,803	70,531	49,480
Staff costs (note 16)	19,643	24,556	19,537
Professional fees	3,994	7,072	3,871
Rents	22	21	827
Travel expenses	156	1,398	1,044
Patent registration costs	813	882	1,002
Depreciation	721	737	109
Other	2,566	1,914	1,299
Total operating expenses by nature	79,718	107,111	77,169

Due to the difficulty in assessing when research and development projects would generate revenue, the Group expenses all research and development costs on the consolidated statement of comprehensive loss. In 2020, research and development expenses amounted to USD 67.5 million (2019: USD 88.1 million, 2018: USD 62.9 million).

As a result of the COVID-19 pandemic, research and development activities associated with certain ongoing clinical trials have been and may be further delayed, that may consequently impact and also delay the timing of recognition of such research and development activities in the profit and loss accounts. On March 23, 2020, the Group announced its decision to place a temporary hold on further screening and randomization of patients into its EDELWEISS 2 and EDELWEISS 3 clinical trials. During the second quarter of 2020, new patient enrollment in the EDELWEISS 2 and EDELWEISS 3 clinical trials resumed in several European countries, as well as in selective areas of the United States, based on local conditions with respect to the prevalence and spread of the COVID-19 pandemic. In January 2021, the Group announced its decision to discontinue our EDELWEISS 2 clinical trial, due to challenging patient screening and enrollment, as well as persisting difficult environment of the ongoing pandemic. As the COVID-19 pandemic continues to rapidly evolve, the Group does not yet know the full extent of the pandemic’s potential effects on its business, its clinical trials, its anticipated timelines for the development of the Group’s product candidates, or on the supply chain for its clinical supplies. These effects could have a material adverse impact on the Group’s business and financial condition.

The depreciation expense has been allocated as follows:

	Year ended December 31,
in USD ‘000	2020	2019	2018
Research and development expenses	447	429	63
General and administrative expenses	274	308	46
Total depreciation	721	737	109

16. Staff costs

	Year ended December 31,
in USD ‘000	2020	2019	2018
Wages and salaries	10,262	10,403	9,023
Social charges	1,699	2,124	946
Post-employment benefits expense	1,176	145	416
Share-based payments	6,506	11,884	9,152
Total staff costs	19,643	24,556	19,537

The Group employed on average 46.2 full-time equivalents (“FTE”) in 2020, compared to 48.5 FTE in 2019 and 39.6 FTE in 2018, and 42.7 FTE as at December 31, 2020 compared to 50.1 FTE as at December 31, 2019 and 43.2 FTE as at December 31, 2018.

For the years ended December 31, 2019 and 2018, the post-employment benefits line included a gain of USD: 527 thousand and USD 172 thousand, respectively, relating to the plan amendments enacted during these years. No amendment occurred during the year ended December 31, 2020.

17. Finance income and expense

Our finance income and expense primarily consist of foreign exchange gain and loss as well as interest expense associated with our lease liabilities and debt instruments.

	Year ended December 31,
	2020	2019	2018
	(in thousands)
Foreign exchange (loss) / gain, net	$(527)	$(442)	$393
Interest expense	(2,704)	(1,186)	—
Finance result, net	$(3,231)	$(1,628)	$393

18. Income taxes and deferred taxes

The Group is subject to income taxes in Switzerland, Ireland and the United States.

Subsequent to the enforcing of the “Federal Act on Tax Reform and AHV Financing” (TRAF) on January 1, 2020, the Company is subject in Switzerland to a municipal and cantonal income tax rate of 14% (2019 : 22.6%) and to a federal tax rate of 8.5% (2019: 8.5%) on its profits after tax. It is entitled to carry forward any loss incurred for a period of seven years and can offset such losses carried forward against future taxes. In 2015, the Company was granted by the State Council of the Canton of Geneva an exemption of income and capital tax at municipal and cantonal levels for the period from 2013 until 2022. Because of this exemption, and the fact that the Company has incurred net losses since its inception, no income tax expense at the municipal, cantonal or federal levels was recorded in the Company for the years ended December 31, 2020 and 2019. Additionally, due to the uncertainty as to whether it will be able to use its net loss carryforwards for tax purposes in the future, no deferred taxes have been recognized on the balance sheet of the Company as of December 31, 2020 and December 31, 2019.

The following table details the tax losses carry forwards of the Company and their respective expiring dates.

Expiring tax losses

	As at December 31,
in USD ‘000	2020	2019
2020	—	2,950
2021	12,828	11,687
2022	17,993	16,394
2023	31,696	28,879
2024	64,869	59,103
2025	75,364	68,662
2026	109,663	99,915
2027	80,105	—
Total unrecorded tax losses carry forwards	392,518	287,590

The Company’s Irish subsidiary has no activity, and, therefore, no income tax expense was recorded in such entity for the years ended December 31, 2020 and 2019.

The Company’s U.S. subsidiary, ObsEva USA Inc., is a service organization for the Group and is therefore subject to taxes on the revenues generated from its services to the Group that are charged based upon the U.S. subsidiary’s cost plus arrangement with the Group. The profits of the U.S. subsidiary for the year ended December 31, 2020 and 2019 were subject to a total U.S. income tax rate of 27.3% based on both the U.S. federal and Massachusetts state tax rates. The income tax for the year ended December 31, 2020 and 2019 was USD 34 thousand and USD 67 thousand, respectively. Additionally, since ObsEva USA Inc. is totally dependent on ObsEva SA for revenue, there is uncertainty as to whether ObsEva USA Inc. will be able to use a deferred tax asset for tax purposes in the future, therefore, no deferred taxes have been recognized on the balance sheet of the Group as of December 31, 2020 and December 31, 2019.

The following elements explain the difference between the income tax expense at the applicable Group tax rate and the effective income tax expense:

	Year ended December 31, 2020
in USD ‘000	ObsEva SA	ObsEva USA	Total Group
Net loss before tax	(82,804)	(128)	(82,932)
Statutory tax rate (blended at Group level)	7.8%	27.3%	7.9%
Income tax credit at statutory tax rates	(6,487)	(35)	(6,522)
Tax impact of permanent differences	595	17	612
Temporary differences not recognized as deferred tax assets	(1)	52	51
Tax on losses not recognized as deferred tax assets	5,893	—	5,893
Effective income tax expense	—	34	34
Effective tax rate	0.0%	(26.7)%	0.0%

	Year ended December 31, 2019
in USD ‘000	ObsEva SA	ObsEva USA	Total Group
Net loss before tax	(107,120)	(1,603)	(108,723)
Statutory tax rate (blended at Group level)	7.8%	27.3%	8.1%
Income tax credit at statutory tax rates	(8,355)	(438)	(8,793)
Tax impact of permanent differences	770	76	846
Temporary differences not recognized as deferred tax assets	—	448	448
Tax on losses not recognized as deferred tax assets	7,586	(19)	7,567
Effective income tax expense	—	67	67
Effective tax rate	0.0%	(4.2)%	(0.1)%

19. Loss per share

As of December 31, 2020, 2019 and 2018, the Company has one category of shares, which are common shares, since the Company’s non-voting shares and series A and series B preferred shares were converted into common shares upon the closing of the IPO on January 25, 2017.

The basic loss per share is calculated by dividing the loss of the period attributable to the ordinary shares by the weighted average number of ordinary shares outstanding during the period as follows:

	Year ended December 31,
	2020	2019	2018
Net loss attributable to shareholders (in USD ‘000)	(82,966)	(108,790)	(76,716)
Weighted average number of shares outstanding	49,820,451	43,674,746	40,172,498
Basic and diluted loss per share (in USD)	(1.67)	(2.49)	(1.91)

For the year ended December 31, 2020, 7,035,388 and 6,964,592 shares issuable upon the exercise of stock-options and warrants, respectively, which would have an anti-dilutive impact on the calculation of the diluted earnings per share, were excluded from the calculation. For the year ended December 31, 2019, 168,641 non-vested shares and 4,626,385 shares issuable upon the exercise of stock-options were excluded. For the year ended December 31, 2018, 430,625 non-vested shares and 3,028,275 shares issuable upon the exercise of stock-options were excluded.

20. Share-based compensation

The total expenses arising from share-based payment transactions recognized during the period as part of staff costs were as follows:

	Year ended December 31,
in USD ‘000	2020	2019	2018
Employee 2013 EIP	220	1,006	2,242
Employee 2017 EIP	6,286	10,878	6,910
Total share-based compensation	6,506	11,884	9,152

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

The Group has no present obligation to repurchase or settle the shares in cash.

	2020	2019	2018
Number of shares issued under the 2013 EIP	168,641	261,984	347,509
Expense arising from the 2013 EIP (in USD ’000)	220	1,006	2,242

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

The Group has stopped granting equity instruments under the 2013 EIP in 2016, resulting in the 2013 EIP being fully vested as of December 31, 2020.

Employee equity incentive plan 2017

The Company established in 2017 the 2017 EIP for Beneficiaries of the Group, under which 4,543,952 and 1,683,303 stock-options were granted during the year ended December 31, 2020 and 2019, respectively. The stock-options typically vest under a 3-year or 4-year vesting schedule, have a 10-year expiration term and have an exercise price equivalent to the share price at grant date. Certain grants also include non-market performance vesting conditions, common to all employees, regularly assessed to determine the numbers of awards expected to vest.

Movements in the number of stock-options outstanding under the 2017 EIP were as follows:

	2020		2019
	Average exercise price (USD)	Number of options	Average exercise price (USD)	Number of options
At January 1,	10.51	4,626,385	11.39	3,028,275
Granted	2.93	4,543,952	8.89	1,683,303
Forfeited/Expired	7.62	(2,134,949)	10.94	(58,773)
Exercised	—	—	7.32	(26,420)
At December 31,	6.49	7,035,388	10.51	4,626,385

The weighted average share price at the date of exercise of options exercised during the year ended December 31, 2019 was USD 11.64. No exercise of options occurred during the year ended December 31, 2020.

The outstanding stock-options have the following range of exercise prices and remaining contractual life:

	As at December 31,
Range of exercise prices	2020	2019
USD 15.00 to USD 17.99	361,500	361,500
USD 12.00 to USD 14.99	1,050,143	1,276,240
USD 9.00 to USD 11.99	1,331,981	1,458,595
USD 6.00 to USD 8.99	161,979	1,530,050
USD 1.50 to USD 5.99	4,129,785	—
Total outstanding options	7,035,388	4,626,385
out of which are exercisable	2,083,159	1,312,557
Weighted-average remaining contractual life (in years)	8.6	8.8

The weighted average fair value of the stock-options granted during the years ended December 31, 2020 and 2019, determined using a Black-Scholes model was USD 2.31 and USD 6.45, respectively. The significant inputs to the model were:

	2020	2019
Weighted average share price at grant date	USD 2.93	USD 8.89
Weighted average exercise price	USD 2.93	USD 8.89
Weighted average 10-year volatility	77%	65%
Dividend yield	0%	0%
Weighted average 10-year risk free rate	1.28%	1.88%

Since the Company has a short track record as a public company, expected volatility has been determined based on the historical trend of an appropriate sample of public companies operating in the biotech and pharmaceutical industry.

21. Commitments and contingencies

Operating lease commitments

The Group leases arrangements mostly relate to buildings offices for its headquarters in Geneva, Switzerland and its subsidiary’s lease in Boston, Massachusetts, USA, accounted for in accordance with IFRS 16 Leases. Future lease liabilities payments and associated maturities are provided in note 3.2.

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

Merck Serono licenses

Under the terms of the two license agreements with Merck Serono for ebopiprant and nolasiban, the Group would be obligated to pay Merck Serono a high-single digit and a mid-single digit royalty, respectively, of net sales generated by the Group, its affiliates or sub-licensees of any product containing the in-licensed compounds.

22. Related parties transactions

As of December 31, 2020, the Group’s related parties include key management (Board of Directors and Executive Committee) and members of their immediate families. The following transactions were carried out with related parties:

•	Key management remuneration

The Board of Directors is composed of eight members, whereas the Executive Committee is composed of five members. The following table sets forth the total remuneration recorded for members of the Board of Directors and Executive Committee:

	Year ended December 31,
in USD ‘000	2020	2019
Short-term employee benefits (including base and variable cash remuneration)	3,388	4,181
Post-employment benefits	272	186
Share-based payments	4,038	8,485
Total	7,698	12,852

•	Other transactions with related parties

In September 2020, concurrent with the Company’s underwritten public offering indicated in note 13, the Company’s former Chief Executive Officer, Ernest Loumaye, purchased 516,352 units at an effective price of USD 2.905 per unit, with each unit comprised of one common share and one 15-month purchase warrant to purchase one common share at an exercise price of USD 3.43 per share, in a private placement. The Company received USD 1.5 million in net proceeds from the private placement.

There were no other significant transactions with related parties during the years presented.

23. Going concern

The Company has incurred recurring losses since inception, including net losses of USD 83.0 million for the year ended December 31, 2020. As of December 31, 2020, the Company had accumulated losses of USD 410.0 million, of which USD 30.6 million were offset with share premium. The Company expects to continue to generate operating losses in the foreseeable future, even though certain spending associated with its ongoing clinical trials has been and may be further delayed as a result of the COVID-19 pandemic. As of December 31, 2020, the Company had cash and cash equivalents of USD 31.2 million. Subsequent to December 31, 2020, the Company raised additional proceeds of USD 55.6 million (see note 24) and expects that its current cash and cash equivalents will be sufficient to fund its operations (without consideration of any commercialization expenses) and meet all of its obligations as they fall due for at least twelve months from the date of the issuance of these consolidated financial statements for the year ended December 31, 2020. These audited consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The future viability of the Company is dependent on its ability to raise additional capital to finance its future operations. The Company will seek additional funding through public or private financings, debt financing or collaboration agreements. The sale of additional equity may dilute existing shareholders and newly issued shares may contain senior rights and preferences compared to currently outstanding common shares. Issued debt securities may contain covenants and limit the Company’s ability to pay dividends or make other distributions to shareholders. The inability to obtain funding, as and when needed, would have a negative impact on the Company’s financial condition and ability to pursue its business strategies. If the Company is unable to obtain the required funding to run its operations and to develop and commercialize its product candidates, the Company could be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects, or the Company may be unable to continue operations. Management is currently pursuing plans to obtain additional funding, especially through collaborations with third parties for the future potential commercialization of linzagolix in Europe and the United States. However, there is no assurance that the Company will be successful in raising funds, closing a collaboration agreement, obtaining sufficient funding on terms acceptable to the Company, or if at all, which could have a material adverse effect on the Group’s business, results of operations and financial conditions.

24. Events after the reporting period

Capital increases

In January and February 2021, the Company announced the issuance of 6,020,248 and 11,591,124 common shares, respectively, at par value of 1/13 of a Swiss franc per share. The shares were fully subscribed for by a fully-owned subsidiary of the Company, and listed on the SIX Swiss Exchange accordingly. The shares are held as treasury shares, hence the operation did not impact the outstanding share capital.

ATM proceeds

From January 1, 2021 until February 28, 2021, the Group sold an additional 9,337,047 treasury shares at an average price of USD 3.70 per share, as part of its ATM program. Total gross proceeds amounted to USD 34.5 million.

Warrant Proceeds

From January 1, 2021 until February 28, 2021, the Company raised additional funds of USD 22.1 million from the exercise of the 6,448,240 warrants included in the units sold in the Company’s underwritten public offering in September 2020.

There were no other material events after the balance sheet date.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OBSEVA SA

/s/ Brian O’Callaghan
By:	Brian O’Callaghan
Title:	Chief Executive Officer (Principal Executive Officer)

Date: March 5, 2021