Form 20-F
period 2021-12-31
ObsEva SA
filed 2022-03-10
CIK 1685316

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Common shares, par value CHF 1/13 per share: 79,955,268 common shares outstanding as of December 31, 2021

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

The terms “dollar,” “USD” or “$” refer to U.S. dollars, the terms “Swiss Francs” or “CHF” refer to the legal currency of Switzerland and the terms “€” or “euro” are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended. Unless otherwise indicated, all references to currency amounts in this Annual Report on Form 20-F are in U.S. dollars.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this Annual Report on Form 20-F, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this Annual Report on Form 20-F, the words “anticipate,” “believe,” “continue” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “ongoing,” “objective,” “plan,” “potential,” “predict,” “should,” “will” and “would,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	the success, cost, timing and potential indications of our product candidates’ development activities and clinical trials, including ongoing and future trials of linzagolix, ebopiprant and nolasiban;
•

our or our collaborators’ ability to obtain and maintain regulatory approval of our product candidates, including linzagolix, ebopiprant and nolasiban, in any of the indications for which we plan to develop them, and any related restrictions, limitations or warnings in the label of an approved product;

•

our ability to continue as a going concern and to obtain funding for our operations, including funding necessary to complete the clinical trials of any of our product candidates, and the terms on which we are able to raise that additional capital;

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

•	the timing and amount of milestone and royalty payments we are required to make or that we may receive under our license agreements;
•	our ability to attract and retain qualified employees and key personnel;
•	our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;
•	the activities of our competitors and the success of competing therapies that are or become available;
•	our plans to in-license or acquire additional product candidates;
•	how long we will qualify as an emerging growth company or a foreign private issuer;
•	our estimates regarding future revenue, expenses and needs for additional financing;
•	our ability to build our commercialization organization;
•	the duration, severity and impact on our operations and clinical trials of the COVID-19 pandemic;
•	regulatory developments in the United States and foreign countries; and
•	other risks and uncertainties, including those listed in this section of this Annual Report on Form 20-F titled “Item 3.D—Risk Factors.”

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

•

We have not generated any revenues, have a history of losses and expect to incur substantial future losses.  Our recurring losses, negative cash flows and significant accumulated deficit have raised substantial doubt regarding our ability to continue as a going concern;

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

•

The regulatory approval process of the U.S Food and Drug Administration, or FDA, European Medicines Agency, or EMA, or any comparable foreign regulatory agency may be lengthy, time-consuming and unpredictable, and the results of our clinical trials may not satisfy the requirements of the FDA or other applicable foreign regulatory authorities, and we may incur additional costs or experience delays in completing, or be unable to complete, the development and commercialization of our product candidates;

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

•

Even if any of our product candidates receives marketing approval, they will remain subject to ongoing regulatory oversight and they may fail to achieve the degree of market acceptance necessary for commercial success;

•

If we are unable to develop sales, marketing and distribution capabilities on our own or through collaborations, or if we fail to achieve adequate pricing or reimbursement, we will not be successful in commercializing our product candidates, if approved;

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
•

If we are unable to comply, or have not fully complied, with applicable federal and state healthcare fraud and abuse laws, false claims laws, health information privacy and security laws, and other healthcare laws and regulations, we could face substantial penalties;

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

A. [Reserved]

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

Since our inception, we have incurred significant operating losses. Our net loss was $58.4 million and $83.0 million for the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021, we had accumulated losses of $467.8 million, out of which $30.6 million were offset with share premium. We expect to continue to incur significant expenses and operating losses for the foreseeable future. We have devoted substantially all of our efforts to in-licensing and developing our product candidates, linzagolix, ebopiprant and nolasiban, as well as capital raising, and building our management team. Our Marketing Authorization Application, or MAA, submitted to the European Medicines Agency, or EMA, for YSELTY® (linzagolix 100mg and linzagolix 200mg) for the treatment of women with uterine fibroids received a positive CHMP opinion on December 16, 2021. Our New Drug Application, or NDA, was submitted to the U.S. Food and Drug Administration, or FDA, for YSELTY® for the treatment of women with uterine fibroids and was accepted for review by the FDA, with a target action date of September 13, 2022 under the Prescription Drug User Fee Act (PDUFA). However, we cannot assure you that YSELTY® will receive regulatory approval or, if YSELTY® were to receive regulatory approval, that the commercialization of YSELTY® would be successful. For example, in February 2022, we announced that based on ongoing communications with the EMA, further questions on the MAA for linzagolix may be forthcoming, thereby extending the application timeline. We may be unable to commercialize our product candidates on a timely basis or at all. The net losses we incur may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will remain significant if and as we:

•	continue the ongoing and planned clinical development of linzagolix and nolasiban and make required milestone payments for linzagolix under license agreements;
•	conduct nonclinical studies required for the continued development and regulatory approval of our existing clinical programs, including an environmental assessment for linzagolix;

•	initiate preclinical studies and clinical trials for any additional indications for our current product candidates and any future product candidates that we may pursue;
•	continue to build our portfolio of product candidates through the acquisition or in-license of additional product candidates or technologies;
•	continue to develop, maintain, expand and protect our intellectual property portfolio;
•	pursue regulatory approvals for our current and future product candidates that successfully complete clinical trials;
•	ultimately establish a sales, marketing and distribution infrastructure to commercialize any product candidate for which we may obtain marketing approval;
•	prepare for the commercialization of certain product candidates;
•	hire additional clinical, regulatory, scientific, commercial and accounting personnel; and
•	incur additional legal, accounting and other expenses in operating as a public company.

To become and remain profitable, we must develop and eventually commercialize one or more product candidates with significant market potential. This will require us or our licensees to be successful in a range of challenging activities, including completing clinical trials of linzagolix, ebopiprant and nolasiban, or any other future product candidates that we may pursue, developing commercial scale manufacturing processes, obtaining marketing approval, manufacturing, marketing and selling any current and future product candidates for which we may obtain marketing approval, and satisfying any post-marketing requirements.. We may never succeed in any or all of these activities and, even if we do, we may never generate sufficient revenue to achieve profitability.

Because of the numerous risks and uncertainties associated with product development, we are unable to accurately predict the timing or amount of expenses or when, or if, we will obtain marketing approval to commercialize any of our product candidates. If we are required by the FDA or other regulatory authorities such as the EMA, to perform studies and trials in addition to those currently expected, or if there are any delays in the development, or in the completion of any planned or future preclinical studies or clinical trials of our current or future product candidates, including due to the COVID-19 pandemic or other health pandemics, our expenses could increase and profitability could be further delayed.

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

As of December 31, 2021, our cash and cash equivalents was $54.7 million. Subsequent to December 31, 2021 and through February 28, 2022, we raised additional gross proceeds of $4.6 million from the sale of additional treasury shares as part of our “at the market”, or ATM, program, obtained EUR 5 million upon signing our licensing agreement with Theramex HQ UK Limited, or Theramex, and received $8.3 million of net proceeds issued in the second tranche under our convertible note financing agreement with JGB Management, Inc.

We expect our current cash and cash equivalents will be sufficient to fund our operations (without consideration of any commercialization expenses) into the third quarter of 2022. This estimate is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we expect. Changes may occur beyond our control that would cause us to consume our available capital before that time, including changes in and progress of our development activities and changes in regulation. Our future capital requirements will depend on many factors, including:

•	the scope, progress, results and costs of our ongoing, planned and any future required clinical trials for linzagolix, nolasiban and any other future product candidates;
•	the timing and amount of milestone payments we are required to make or that we may receive under our license agreements;
•	the extent to which we in-license or acquire other product candidates and technologies;
•	the number and development requirements of other product candidates that we may pursue;
•	the costs, timing and outcome of regulatory review of our product candidates;
•

the duration and severity of the COVID-19 pandemic, including due to emerging variant strains of the virus with varying degrees of vaccine resistance, and the impact of the COVID-19 pandemic on our operations and on global capital markets, which may affect our ability to access our ATM program or conduct other offerings;

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

In October 2021, we entered into a securities purchase agreement, or the Securities Purchase Agreement, with certain funds and accounts managed by JGB, which is structured to provide up to $135 million in borrowing capacity, available in nine tranches through the issuance of convertible notes to JGB. In January 2022, we amended the Securities Purchase Agreement with respect to certain terms and conditions for the second tranche under the Securities Purchase Agreement, and accelerated the issuance of the second tranche. The availability of each of the seven remaining tranches will be subject to our meeting certain conditions, including, among others, that our volume-weighted average price is not below $3.00 per share for five or more trading days during the 30 days prior to a tranche funding date. The second tranche was funded on January 28, 2022, the third tranche will be funded in May 2022 and each subsequent tranche will be funded 90 days after the preceding tranche. Our overall leverage and certain covenants and obligations contained in the related documentation could adversely affect our financial health and business and future operations by, among other things:

•	making it more difficult to satisfy our obligations, including under the terms of the Securities Purchase Agreement;
•	limiting our ability to refinance our debt on terms acceptable to us or at all;
•	limiting our flexibility to plan for and adjust to changing business and market conditions and increasing our vulnerability to general adverse economic and industry conditions;
•	limiting our ability to use our available cash flow to fund future acquisitions and to make dividend payments; and
•	limiting our ability to obtain additional financing for working capital, to fund growth or for general corporate purposes, even when necessary to maintain adequate liquidity.

In addition, the Securities Purchase Agreement is secured by an account control agreement in favor of JGB, and we are obligated to maintain a minimum cash amount of $25 million in such deposit account, subject to additional incremental increases totaling $27.0 million in aggregate depending on the amount of debt outstanding under the Securities Purchase Agreement. Our obligations under the notes are guaranteed by all of our subsidiaries pursuant to a corporate guaranty agreement entered into in connection with the Securities Purchase Agreement. Upon the occurrence and during the continuance of an event of default, JGB may declare all outstanding principal and accrued and unpaid interest under the notes immediately due and payable and exercise the other rights and remedies provided for under the notes, the Securities Purchase Agreement and related loan documents.

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

Our recurring losses, negative cash flows and significant accumulated deficit have raised substantial doubt regarding our ability to continue as a going concern.

We have incurred recurring losses since inception, including net losses of $58.4 million for the year ended December 31, 2021. As of December 31, 2021, we had accumulated losses of $467.8 million, of which $30.6 million were offset with share premium. We expect to continue to generate operating losses for the foreseeable future. As of December 31, 2021, we had cash and cash equivalents of $54.7 million. We have prepared our consolidated financial statements assuming that we will continue as a going concern which contemplates the continuity of operations, realization of assets and the satisfaction of liabilities in the ordinary course of business. In October 2021, we entered into the Securities Purchase Agreement with certain funds and accounts managed by JGB Management, Inc. The Securities Purchase Agreement is structured to provide $135 million in borrowing capacity, available in nine tranches, with the first tranche funded at the initial closing in October 2021 and the second tranche funded in January 2022 in connection with certain amendments to the Securities Purchase Agreement. The subsequent tranches under the Securities Purchase Agreement will be available subject to us meeting certain conditions, including, among others, that our volume-weighted average price is not below $3.00 per share for five or more trading days during the 30 days prior to a tranche funding date (the “Minimum Stock Price”). The availability of future funding under the Securities Purchase Agreement is dependent on whether the Minimum Stock Price condition will be met at future tranche dates. To date, we have funded our operations through equity and debt offerings and through payments from licensors.  We believe that our current cash and cash equivalents are only sufficient to fund our operating expenses into the third quarter of 2022 and this raises substantial doubt about our ability to continue as a going concern. These factors individually and collectively indicate that a material uncertainty exists that may cast significant doubt about our ability to continue as a going concern within one year from the date of the issuance of the consolidated financial statements. Our future viability is dependent on our ability to raise additional capital to finance our future operations. We have an active ATM program and can potentially raise funds through equity or debt offerings.  The sale of additional equity may dilute existing shareholders and newly issued shares may contain senior rights and preferences compared to currently outstanding common shares. Issued debt securities may contain covenants and limit our ability to pay dividends or make other distributions to shareholders. We may receive future milestone payments from licensors but that is dependent on achieving certain regulatory or commercial milestones that may never happen. We may seek additional funding through public or private financings, debt financing or collaboration agreements. The inability to obtain funding, as and when needed, would have a negative impact on our financial condition and ability to pursue our business strategies. If we are unable to obtain the required funding to run our operations and to develop and commercialize our product candidates, we could be forced to delay, reduce or eliminate some or all of our research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect our business prospects, or we may be unable to continue operations. Management continues to explore options to obtain additional funding, including through collaborations with third parties related to the future potential development and/or commercialization of our product candidates. However, there is no assurance that we will be successful in raising funds, closing a collaboration agreement, obtaining sufficient funding on terms acceptable to us, or if at all, which could have a material adverse effect on the our business, results of operations and financial conditions.

Raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our intellectual property or future revenue streams.

Until such time as we can generate substantial product revenue, if ever, we expect to finance our operations through a combination of equity offerings, royalty financing, debt financings, and license and development agreements in connection with any future collaborations. Other than the Securities Purchase Agreement, we do not have any committed external source of funds. In the event we seek additional funds, we may raise additional capital through the sale of equity or convertible debt securities. In such an event, our shareholders may experience substantial dilution, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of holders of our common shares. Royalty financing, if available, may only provide future payments contingent upon development, regulatory or commercial milestones and royalty payments as a percentage of our future sales. Debt financing, if available, could result in increased fixed payment obligations and may involve agreements that include restrictive covenants, such as limitations on our ability to incur additional debt, make capital expenditures, acquire, sell or license intellectual property rights or declare dividends, and other operating restrictions that could hurt our ability to conduct our business.

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

We do not have any products that have received regulatory approval and may never be able to develop marketable product candidates. We expect that a substantial portion of our efforts and expenses over the next few years will be devoted primarily to linzagolix and nolasiban, and as a result, our business currently depends heavily on the successful development, regulatory approval and commercialization of these product candidates. We cannot be certain that our product candidates will receive regulatory approval or will be successfully commercialized even if they receive regulatory approval. The research, testing, manufacturing, safety, efficacy, labeling, approval, sale, marketing and distribution of our product candidates are, and will remain, subject to comprehensive regulation by the FDA, EMA and comparable foreign regulatory agencies. Failure to obtain regulatory approval for our product candidates in the United States, the European Union or other jurisdictions will prevent us from commercializing and marketing our product candidates. The success of our product candidates will depend on several additional factors, including:

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

Further, conducting clinical trials in foreign countries, which we are doing for our product candidates, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to the clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries. Certain of the sites in our ongoing EDELWEISS 3 clinical trial are located in Ukraine. Tensions between Ukraine and Russia have escalated in recent months, culminating in Russia's recent invasion of Ukraine. While our clinical trial sites in Ukraine continue to manage their patients, if political or civil conditions require it, our sites may need to delay or suspend clinical trial activities. Similarly, conducting clinical trials in the United States, which we are doing for our product candidates, presents risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in the United States to adhere to the clinical protocol, managing additional administrative burdens associated with United States regulatory schemes, as well as economic risks relevant to the United States. For example, in January 2021, we announced our decision to discontinue our EDELWEISS 2 clinical trial and its extension, due to challenging patient screening and enrollment, as well as persisting difficult environment of the ongoing COVID-19 pandemic.

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

In November 2020, we submitted a MAA to the EMA for the treatment of uterine fibroids in adult women of reproductive age. In December 2021, the CMPH of the EMA adopted a positive opinion recommending approval of linzagolix. In February 2022, we announced that based on ongoing communications with the EMA, further questions on the MAA for linzagolix may be forthcoming, thereby extending the application timeline. If approved by the European Commission, linzagolix would be the only GnRH receptor antagonist with a non-hormonal option to address the needs of women who cannot or do not want to take hormones.

In September 2021, we submitted a NDA to the FDA, for linzagolix for the treatment of uterine fibroids. The NDA submission includes the positive PRIMROSE 1 and PRIMROSE 2 full data package including week 52 data and post treatment follow-up data up to week 76 for both trials. The NDA for linzagolix has been accepted for review by the FDA, with a target action date of September 13, 2022 under the Prescription Drug User Fee Act (PDUFA).

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

•	the size of the patient population required for analysis of the trial’s primary endpoints;
•	competition for patients for competitive product candidates undergoing clinical trials;
•	the efforts to facilitate timely enrollment in clinical trials;
•	the design of the trial;
•	the patient referral practices of physicians;
•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;
•	the ability to monitor patients adequately during and after treatment;
•	the risk that patients enrolled in clinical trials will drop out of the trials before completion;
•	the ability to obtain and maintain patient consents;
•	the proximity and availability of clinical trial sites for prospective patients;
•	any delays, disruptions or restrictions due to the COVID-19 pandemic or other health pandemics, or as a result of geopolitical tensions or conflicts; and
•	the efficiency with which our external vendor, or contract research organization (CRO), manages the logistics of patient recruitment, randomization, and follow-up within the clinical trial.

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

For example, in January 2021, we announced our decision to discontinue our EDELWEISS 2 clinical trial and its extension, due to challenging patient screening and enrollment, as well as persisting difficult environment of the ongoing COVID-19 pandemic. Certain of the sites in our ongoing EDELWEISS 3 clinical trial are located in Ukraine. Tensions between Ukraine and Russia have escalated in recent months, culminating in Russia's recent invasion of Ukraine. While our clinical trial sites in Ukraine continue to actively manage their patients, if political or civil conditions require it, our sites may need to delay or suspend clinical trial activities.

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

We have limited financial and managerial resources. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. For example, we have expended substantial efforts and expenses to nolasiban, and we announced on November 7, 2019 that the IMPLANT 4 Phase 3 clinical trial of nolasiban in women undergoing embryo transfer following IVF did not meet the primary endpoint of an increase in ongoing pregnancy rate at 10 weeks. Based on these results, we discontinued our previously ongoing nolasiban IVF program. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements, including our license, development and commercialization agreement with Organon & Co., or Organon, for ebopiprant, in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

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

We have never commercialized a product candidate. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, in-licensing or acquiring our product candidates and undertaking preclinical studies and clinical trials of our product candidates. We currently have no sales force, marketing or distribution capabilities. If any of our product candidates are approved, we intend either to establish a sales and marketing organization with technical expertise and supporting distribution capabilities to commercialize our product candidates, or to outsource these functions to a third party.  For example, in October 2021, we announced a strategic relationship with Syneos Health to commercialize linzagolix. Either of these options could be expensive, time-consuming and delay launch of our product candidates, and these costs may be incurred in advance of any approval of our product candidates. In addition, we may not be able to hire a sales force that is sufficient in size or has adequate expertise in the medical markets that we intend to target. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of our products. While we have a Chief Commercial Officer and Chief Transformation Officer to lead the strategic and logistical planning of these activities, including market access, the success of such activities once undertaken may be influenced by several factors outside of our control.

Entering into collaboration agreements with respect to marketing, sales or distribution may cause our product revenue to be lower than if we directly marketed or sold any approved products. In addition, any revenue we receive will depend in whole or in part upon the efforts of these third-party collaborators, which may not be successful and are generally not within our control. If we are unable to enter into such arrangements on acceptable terms, we may not be able to successfully commercialize any approved products.

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

With respect to linzagolix, in July 2018, the first compound from the oral gonadotropin-releasing hormone, or GnRH, receptor antagonist class, Orilissa® (elagolix 150 mg QD and 200mg BID), received regulatory approval in the United States for the treatment of pain associated with endometriosis. AbbVie Inc. has been commercializing Orilissa in the United States since August 2018. In May 2020, AbbVie received regulatory approval in the United States for Orihnn® (elagolix 300mg BID, estradiol 1mg and norethindrone acetate 0.5 mg QD) for the management of heavy menstrual bleeding associated with uterine fibroids.  In May 2021, Myovant received regulatory approval in the United States for Myfembree® (relugolix 40 mg, estradiol 1 mg, and norethindrone acetate 0.5 mg) for the management of heavy menstrual bleeding associated with uterine fibroids.  In July 2021, Myovant received regulatory approval in the EU for Ryeqo® (relugolix 40 mg, estradiol 1 mg, and norethindrone acetate 0.5 mg) for treatment of moderate to severe symptoms of uterine fibroids in adult women of reproductive age. Ryeqo® will be commercialized by Gedeon Richt. In September 2021, Myovant announced that the FDA accepted for review a supplemental New Drug Applications, sNDA for Myfrembree® (relugolix 40 mg, estradiol 1mg, and norethindrone acetate 0.5 mg) for the management of moderate to severe paid associated with endometriosis.  The FDA set a target action date of May 6, 2022. We also anticipate competing with GnRH receptor agonists, including Lupron (leuprolide acetate), marketed by AbbVie Inc. and Takeda Pharmaceuticals, the progestin Visanne (dienogest), which is approved for the treatment of endometriosis outside the United States and marketed by Bayer, and ulipristal acetate, a Selective Progesterone Receptor Modulator, or SPRM, which is approved for intermittent treatment of moderate to severe symptoms of uterine fibroids in adult women who have not reached menopause when uterine fibroid embolization and/or surgical treatment options are not suitable or have failed outside the United States and marketed by Gedeon Richter in Europe and other regions, and by Allergan in Canada. Ulipristal acetate, experienced severe label restrictions of usage in 2018 which were further restricted in early 2021, due to post marketing liver safety issues. Allergan had submitted an NDA for ulipristal acetate but disclosed receipt of a complete response letter from the FDA in August 2018 that the NDA is not approvable in its current form and requesting additional information. Enrollment in Phase 3 clinical trials of vilaprisan, another SPRM developed by Bayer Schering for the treatment of uterine fibroids and endometriosis, was halted by Bayer Schering after long-term toxicology studies in rodents indicated a potential problem. In addition, oral contraceptives and nonsteroidal anti-inflammatory drugs, or NSAIDs, are routinely used as a first-line therapy for the treatment of symptoms associated with endometriosis and uterine fibroids and have a meaningful success rate at mitigating the symptoms associated with these conditions.

With respect to ebopiprant, Tractotile (atosiban) is approved to delay preterm birth outside of the United States, and we anticipate potential competition as a single agent, if not used in combination with ebopiprant given their different mechanisms of action. In terms of clinical development, it is our understanding that GlaxoSmithKline terminated the in-house development of retosiban, an oxytocin receptor antagonist, designed to delay preterm birth. Currently available prostaglandin synthesis inhibitors, such as NSAIDs may also represent competitive therapies, some of which may be used off-label as standard of care, despite risk of serious side effects for the neonates. Another potential competitive therapy frequently used off-label are calcium channel blockers, such as nifedipine. Makena, which is registered in the United States for preventing preterm delivery in high-risk patients, is seen as a complement rather than a competitor for ebopiprant, due to its mechanism of action in the prevention rather than treatment of preterm labor. However, in October 2020, the FDA proposed that Makena be withdrawn from the market based on its conclusion that the available evidence does not show Makena is effective for its approved use.

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

In the European Union, for example, the main legal instrument governing the pricing and reimbursement of medicinal products is Council Directive 89/105/EEC, or the Price Transparency Directive. The aim of the Price Transparency Directive is to ensure the transparency of measures established by European Union countries to control the pricing and reimbursement of medicinal products. It defines a series of procedural requirements designed to verify that national pricing and reimbursement decisions do not create obstacles to the pharmaceutical trade within the European Union’s Internal Market. The Price Transparency Directive does not, however, provide any guidance concerning the specific criteria on the basis of which pricing and reimbursement decisions are to be made in individual EU member states, except as far as is necessary to achieve the level of transparency required by the Price Transparency Directive. The national authorities of the individual EU member states are free to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices and/or reimbursement of medicinal products for human use. Some individual EU member states adopt policies according to which a specific price or level of reimbursement is approved for the medicinal product. Other EU member states adopt a system of reference pricing, basing the price or reimbursement level in their territory either, on the pricing and reimbursement levels in other countries, or on the pricing and reimbursement levels of medicinal products intended for the same therapeutic indication. Furthermore, some EU member states impose direct or indirect controls on the profitability of the company placing the medicinal product on the market.

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

Even if any of our current or future product candidates, including linzagolix, or nolasiban receive regulatory approval, or if our licensed product candidate, ebopiprant, receives regulatory approval, they will remain subject to ongoing regulatory oversight.

Even if any of our current or future product candidates, including linzagolix, or nolasiban receive regulatory approval, or if our licensed product candidate, ebopiprant, receives regulatory approval, they will be subject to extensive and ongoing regulatory requirements for manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, sampling and record-keeping. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with current good manufacturing practices, or cGMP, regulations and good clinical practices, or GCPs, for any clinical trials that we conduct post-approval, all of which may result in significant expense and limit our ability to commercialize such products. In addition, any potential regulatory approvals received for our product candidates, out-licensed product candidates, or future product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a REMS as a condition of approval of our product candidates, which could include requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools.

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability. Moreover, if there are changes in the application of legislation or regulatory policies, or if problems are discovered with a product or our manufacture of a product, or if we or one of our distributors, licensees or co-marketers fails to comply with regulatory requirements, the regulators could take various actions. These include imposing fines on us, imposing restrictions on the product or its manufacture and requiring us to recall or remove the product from the market. The regulators could also suspend or withdraw our marketing authorizations, requiring us to conduct additional clinical trials, change our product labeling or submit additional applications for marketing authorization. If any of these events occurs, our ability to sell such product and generate revenue may be impaired, and we may incur substantial additional expense to comply with regulatory requirements, which could adversely affect our business, financial condition and results of operations.

Off-label use is common in the indications for which our product candidates are under development, which may result in enforcement actions by the FDA and other regulatory agencies for violations of the laws and regulations prohibiting the promotion of off-label uses.

Although physicians, in the practice of medicine, may prescribe approved drugs for unapproved indications, pharmaceutical companies are prohibited from marketing or promoting their drug products for uses outside the approved label, a practice known as off-label promotion. Certain of our product candidates or licensed product candidates, including ebopiprant and nolasiban, are under development for indications for which off-label use is common. For example, nifedipine and NSAIDS are prescribed off-label for the treatment of preterm labor, although they are not approved for this use. Similarly, the anticipated market for linzagolix is characterized by the use of oral contraceptives as a first-line therapy, which have been prescribed off-label for the treatment of a variety of indications. To the extent the price of our product candidates, if approved, is significantly higher than the prices of commercially available products that are frequently prescribed off-label, physicians may recommend and prescribe these commercial alternatives instead of writing prescriptions for our products. Either of these outcomes may adversely impact our results of operations by limiting how we price our product and increasing our competition.

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

Even if the FDA, EMA or any comparable foreign regulatory agency approves the marketing of any product candidates that we develop, physicians, patients, third-party payors or the medical community may not accept or use them. Efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may not be successful. If linzagolix, ebopiprant, nolasiban or any future product candidate that we develop does not achieve an adequate level of acceptance, we may not generate significant product revenue or any profits from operations or receive significant royalties under our license agreement with Organon & Co., or Organon, for ebopiprant, or with Theramex HQ UK Limited, or Theramex, for linzagolix. The degree of market acceptance of linzagolix, ebopiprant, nolasiban or any of our future product candidates that are approved for commercial sale will depend on a variety of factors, including:

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

In addition, the potential market opportunity for linzagolix, ebopiprant, nolasiban or any other product candidate we may develop is difficult to estimate precisely. Our estimates of the potential market opportunity are predicated on several key assumptions such as industry knowledge and publications, third-party research reports and other surveys. While we believe that our internal assumptions are reasonable, these assumptions may be inaccurate. If any of the assumptions proves to be inaccurate, then the actual market for linzagolix, ebopiprant, nolasiban or our future product candidates could be smaller than our estimates of the potential market opportunity. If the actual market for linzagolix, ebopiprant, nolasiban or our future product candidates is smaller than we expect, or if the products fail to achieve an adequate level of acceptance by physicians, health care payors and patients, our revenue or royalty payments from product sales may be limited and we may be unable to achieve or maintain profitability.

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

We acquired exclusive rights to linzagolix pursuant to our license and supply agreement with Kissei in November 2015. Under the terms of the Kissei license and supply agreement and its amendments, we are obligated to share certain development costs with Kissei in addition to our own direct development costs. Additionally, we may make significant payments in connection with certain milestones and the sale of resulting products. If these obligations become due under the terms of the Kissei license and supply agreement, our development efforts may be delayed and/or we may have to seek additional funding earlier than currently planned.

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

To meet our projected needs for clinical supplies and support our activities through regulatory approval and commercial manufacturing, the contract development manufacturing organizations, or CDMOs, with whom we currently work will need to increase scale of production, or we will need to secure alternate suppliers. With respect to linzagolix, we have entered into an exclusive agreement for the supply of the linzagolix API with Kissei. A CDMO that Kissei is using to supply the linzagolix API received a warning letter from the FDA in November 2016 citing deviations from cGMP requirements with respect to its drug manufacturing facility. Kissei now obtains linzagolix cGMP supply from two additional suppliers, both of which are different from the supplier who received the warning letter from the FDA in November 2016. For nolasiban, we obtain supply on a purchase order basis from a different single source. However, we believe that there are multiple potential sources for our contract manufacturing for nolasiban. Additionally, any damage to or destruction of our or our third-party manufacturers’ or suppliers’ facilities or equipment may significantly impair our ability to manufacture our product candidates on a timely basis.

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

We have, and may in the future, enter into collaborations with third parties to develop our product candidates. If these collaborations are not successful, our business could be harmed.

In July 2021, we entered into a global license, development and commercialization agreement with Organon for ebopiprant.  In February 2022, we entered into a licensing agreement with Theramex for the commercialization and further development of linzagolix across global markets outside of the U.S., Canada and Asia. We may potentially enter into other collaborations with third parties in the future, and we will face, to the extent that we decide to enter into future collaboration agreements, significant competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time-consuming to negotiate, document, implement and maintain. We may not be successful in our efforts to establish and implement collaborations or other alternative arrangements, including with our agreement with Organon for ebopiprant and our agreement with Theramex for linzagolix. In addition, the terms of any collaborations or other arrangements that we may establish may not be favorable to us.

Any current or future collaborations that we enter into may not be successful. The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Collaborations are subject to numerous risks, including:

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

If any such current or potential future collaborations do not result in the successful development and commercialization of product candidates including ebopiprant and linzagolix, or if a collaborator terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under such collaboration. If we do not receive the funding we expect under these agreements, the development of our product candidates could be delayed and we may need additional resources to develop our product candidates. In addition, if a collaborator terminates its agreement with us, we may find it more difficult to attract new collaborators and the perception of us in the business and financial communities could be adversely affected. All of the risks relating to product development, regulatory approval and commercialization apply to the activities of our potential future collaborators.

If we are not able to establish or maintain collaborations, we may have to alter some of our future development and commercialization plans.

Our product development programs and the potential commercialization of our product candidates will require substantial additional capital to fund expenses. For some of our product candidates, we may decide to collaborate with pharmaceutical and biotechnology companies for the future development and potential commercialization of those product candidates. For example, in January 2020, we entered into a sublicense agreement with Hangzhou Yuyuan BioScience Technology Co., Ltd., or Yuyuan, to develop and commercialize nolasiban for improving clinical pregnancy and live birth rates in women undergoing embryo transfer following IVF in the People’s Republic of China, or PRC. Under the terms of the sublicense agreement, Yuyuan has the exclusive rights to develop and commercialize nolasiban in the PRC. In addition, in July 2021, we entered into a global license, development and commercialization agreement with Organon for ebopiprant, and in February 2022, we entered into a licensing agreement with Theramex for the commercialization of linzagolix across global markets outside of the U.S., Canada and Asia. In October 2021, we announced a strategic relationship with Syneos Health® (Nasdaq: SYHN), the only fully integrated biopharmaceutical solutions organization, to commercialize linzagolix in the U.S. Furthermore, we may find that our programs require the use of proprietary rights held by third parties, and the growth of our business may depend in part on our ability to acquire, in-license or use these proprietary rights.

We face significant competition in seeking appropriate collaborators, and a number of more established companies may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider attractive. These established companies may have a competitive advantage over us due to their size, financial resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborators’ resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborators’ evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA, EMA or similar foreign regulatory authorities, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge, and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate. We may also be restricted under existing license agreements from entering into agreements on certain terms with potential collaborators. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

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

In the United States, the European Union, and other foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes and proposed changes to the healthcare system that could affect our future results of operations. In particular, there have been and continue to be a number of initiatives at the United States federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the ACA, was enacted, which substantially changed the way healthcare is financed by both governmental and private insurers. Among the provisions of the ACA, those of greatest importance to the pharmaceutical and biotechnology industries include:

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

There have been executive, judicial and Congressional challenges to certain aspects of the ACA. For example, legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act, or Tax Act, included a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the individual mandate was repealed by Congress. Thus, the ACA will remain in effect in its current form. Prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period that remained open from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and other litigation, and the healthcare reform measures of the Biden administration will impact the ACA and our business.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2031, except for a temporary suspension from May 1, 2020 through March 31, 2022 due to the COVID-19 pandemic, unless additional Congressional action is taken. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 3% in the final fiscal year of this sequester. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Congress is considering additional health reform measures. These new laws may result in additional reductions in Medicare and other health care funding, which could have an adverse effect on our customers and accordingly, our financial operations.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, the Medicare Access and CHIP Reauthorization Act of 2015 ended the use of the statutory formula, also referred to as the Sustainable Growth Rate, for clinician payment and established a quality payment incentive program, also referred to as the Quality Payment Program. This program provides clinicians with two ways to participate, including through the Advanced Alternative Payment Models, or APMs, and the Merit-based Incentive Payment System, or MIPS.  In November 2019, CMS issued a final rule finalizing the changes to the Quality Payment Program. At this time, the full impact to overall physician reimbursement under the Medicare program as a result of the introduction of the Quality Payment Program remains unclear. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors.

In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, including several recent Presidential executive orders, Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare and reform government program reimbursement methodologies for products. For example, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to drug pricing that seeks to implement several of the administration’s proposals. As a result, the FDA concurrently released a final rule and guidance in September 2020,  providing pathways for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed by the Biden administration until January 1, 2023. On November 20, 2020, CMS issued an interim final rule implementing President Trump’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021.  As a result of litigation challenging the Most Favored Nation model, on December 27, 2021, CMS published a final rule that rescinds the Most Favored Nation model interim final rule. Further, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. In addition, Congress is considering additional health reform measures. Additionally, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. No legislation or administrative actions have been finalized to implement these principles.  However, we expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

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
•

the U.S. federal legislation commonly referred to as Physician Payments Sunshine Act, enacted as part of the ACA, and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to CMS information related to certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) other healthcare professionals (such as physician assistants and nurse practitioners) and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members.

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

The patent position of biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. For example, EU patent law restricts the patentability of methods of treatment of the human body more than U.S. law does. Publications of discoveries in scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions remain confidential for a period of time after filing, and some remain so until issued. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our owned or licensed patents or pending patent applications, or that we were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. There is no assurance that all potentially relevant prior art relating to our patents and patent applications has been found, and such prior art could potentially invalidate one or more of our patents or prevent a patent from issuing from one or more of our pending patent applications. There is also no assurance that there is not prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim in our patents and patent applications, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. Even if patents do successfully issue and even if such patents cover our current and future product candidates, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed, invalidated or held unenforceable, which could allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Any successful opposition to these patents or any other patents owned by or licensed to us could deprive us of rights necessary for the successful commercialization of any product candidates that we may develop. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property, provide exclusivity for our product candidates, prevent others from designing around our claims or provide us with a competitive advantage. Any of these outcomes could impair our ability to prevent competition from third parties. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection.

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

Our commercial success depends, in part, upon our ability, and the ability of our current or future collaborators, to develop, manufacture, market and sell linzagolix, ebopiprant and nolasiban and any future product candidates, if approved, and use our proprietary technologies without alleged or actual infringement, misappropriation or other violation of the patents and proprietary rights of third parties. There have been many lawsuits and other proceedings involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions and re-examination proceedings before the USPTO, and corresponding foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing product candidates. Some claimants may have substantially greater resources than we do and may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the intellectual property rights of third parties.

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

Risks Related to Our Business Operations

Our future growth and ability to compete depends on retaining our key personnel and recruiting additional qualified personnel.

We are highly dependent on the management, development, clinical, financial and business development experience of our principal executives and officers.  Each of these officers may currently terminate their employment with us on short notice. We do not maintain “key person” insurance for any of our executives or employees.

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

Our business could be materially adversely affected by the effects of health pandemics or epidemics, including the ongoing COVID-19 global pandemic, which has resulted in travel and other restrictions to reduce the spread of the disease, including government restrictions in Europe, the United States and other countries, which, among other things, directed individuals to shelter at their places of residence, directed businesses and governmental agencies to cease non-essential operations at physical locations, prohibited certain non-essential gatherings, and ordered cessation of non-essential travel. Some of these government restrictions have been lifted, however many countries and regions in which we operate or where our employees are located are experiencing continued outbreaks, including due to emerging variant strains of the virus with varying degrees of vaccine resistance, and new restrictions may be implemented. The extent of and timing of government restrictions remains uncertain as the COVID-19 pandemic continues to evolve. We have implemented work-from-home policies for most of our employees and we have reopened our offices to allow certain employees to return on a voluntary basis, consistent with local government requirements, and with a focus on employee safety. There is no guarantee that we will not need to further adapt our operations to the continued spread of COVID-19. The effects of the government restrictions and our evolving work-from-home policies may negatively impact productivity, disrupt our business and continue to delay certain of our clinical programs and timelines, the magnitude of which will depend, in part, on the continued length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. These and similar, and perhaps more severe, disruptions in our operations could negatively impact our business, operating results and financial condition.

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

In addition, our clinical trials have been affected by the ongoing COVID-19 pandemic. Site initiation and patient enrollment has been and may be further delayed due to continued prioritization of hospital resources toward the COVID-19 pandemic, and some patients may not be able or willing to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services. Similarly, our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19, has been delayed or disrupted, which has adversely impacted our clinical trial operations. For example, in January 2021, we announced our decision to discontinue our EDELWEISS 2 clinical trial, due to challenging patient screening and enrollment, as well as persisting difficult environment of the ongoing COVID-19 pandemic.

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

The global pandemic of COVID-19 continues to rapidly evolve. The ultimate impact of the ongoing COVID-19 pandemic or a similar health pandemic or epidemic is highly uncertain and subject to change. While the COVID-19 pandemic has had significant impacts on global economies and has resulted in challenging operating environments, including due to emerging variant strains of the virus with varying degrees of vaccine resistance, we do not yet know the full extent of potential delays or impacts on our business, our clinical trials, healthcare systems or the global economy as a whole. These effects could have a material impact on our operations, and we will continue to monitor the COVID-19 situation closely.

If our information technology systems or sensitive information, or those of third parties upon which we rely, are or were compromised, we could experience adverse consequences resulting from such compromise, including, but not limited to, regulatory investigations or actions, litigation, fines and penalties, disruptions of our business operations, reputational harm, loss of revenue or profits, and other adverse consequences.

In the ordinary course of our business, we may collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, processing) proprietary, confidential, and sensitive data, including personal data (such as health-related data), intellectual property, and trade secrets (collectively, sensitive information).We may share or receive sensitive information with or from third-party service providers and rely upon third-party service providers and technologies to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, third-party providers of cloud-based infrastructure, encryption and authentication technology, employee email, and other functions. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place.

Despite the implementation of security measures, our internal computer systems, and those of third parties on which we rely, are vulnerable to cyberattacks, malicious internet-based activity and online and offline fraud. These threats are prevalent,  continue to increase, and are becoming increasingly difficult to detect. These threats include, but are not limited to, malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks (such as credential stuffing), natural disasters, terrorism, war, telecommunication and electrical failures, social engineering attacks (including through phishing attacks), personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunction, software or hardware failures, loss of data or other information technology assets, adware, and other similar threats. Ransomware attacks, including by organized criminal threat actors, nation-states, and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in our operations, loss of data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Similarly, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties and infrastructure in our supply chain or our third-party partners’ supply chains have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our information technology systems or the third-party information technology systems that support us. Additionally, the COVID-19 pandemic and our remote workforce poses increased risks to our information technology systems and data, as more of our employees work from home, utilizing network connections outside our premises. Future or past business transactions (such as acquisitions or integrations) could also expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies.

These threats come from a wide variety of sources, including threat actors, personnel (such as through theft or misuse), sophisticated nation-states, and nation-state-supported actors. These parties are expected to continue to engage in cyber-attacks, including, without limitation, nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, including cyber-attacks that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our products. For example, we may have operations and third parties upon which we rely to support our business located in unstable regions and regions experiencing (or expected to experience) geopolitical or other conflicts, including Ukraine, including through the use of cyber-attacks.

Any of the previously identified or similar threats could cause a security incident or other interruption. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our product development programs. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data.

We may expend significant resources or modify our business activities (including our clinical trial activities) to try to protect against security incidents. We may be unable in the future to detect vulnerabilities in our information technology systems because such threats and techniques change frequently, are often sophisticated in nature, and may not be detected until after a security incident has occurred. Despite our efforts to identify and remediate vulnerabilities, if any, in our information technology systems, our efforts may not be successful. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities.

Applicable data privacy and security obligations may require us to notify relevant stakeholders of security incidents. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences. If we (or a third party upon whom we rely) experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences. These consequences may include: government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions in our operations (including availability of data); financial loss; and other similar harms. Security incidents and attendant consequences may negatively impact our ability to grow and operate our business, including delaying the further development of our product candidates.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations.

If we fail or are perceived to have failed to comply with data protection laws and regulations, we could be subject to government enforcement actions (which could include civil or criminal penalties), private litigation, increased compliance costs and/or adverse publicity, which could negatively affect our operating results and business.

In the ordinary course of business, we process personal data and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, data we collect about trial participants in connection with clinical trials, and sensitive third-party data. Our data processing activities subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contracts, and other obligations that govern the processing of personal data by us and on our behalf.

In the United States, numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws, govern the collection, use, disclosure, and protection of health-related and other personal data. For example, HIPAA, as amended by HITECH, imposes specific requirements relating to the privacy, security, and transmission of individually identifiable health information. We may obtain health information from third parties (e.g., healthcare providers who prescribe our products) that are subject to privacy and security requirements under HIPAA. Although we are not directly subject to HIPAA—other than potentially with respect to providing certain employee benefits—we could be subject to criminal penalties if we knowingly obtain or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA.

Additionally, the California Consumer Privacy Act, or CCPA, which took effect on January 1, 2020, imposes obligations on covered businesses. The CCPA gives California residents expanded rights to access and delete their personal data, opt out of certain personal data sharing, and receive detailed information about how their personal data is used. The CCPA provides for civil penalties for violations (up to $7,500 per violation), as well as a private right of action for certain data breaches that is expected to increase data breach litigation. Although the CCPA exempts some data processed in the context of clinical trials, the CCPA may increase our compliance costs and potential liability with respect to other personal data we maintain about California residents. It is anticipated that the California Privacy Rights Act of 2020, or CPRA, effective January 1, 2023, will expand the CCPA. Additionally, the CPRA establishes a new California Privacy Protection Agency to implement and enforce the CPRA, which could increase the risk of enforcement. Other states have enacted data privacy laws as well. For example, Virginia passed the Consumer Data Protection Act, and Colorado passed the Colorado Privacy Act, both of which become effective in 2023. Several states and localities have also enacted statutes banning or restricting the collection of biometric information. Additionally, privacy advocates and industry groups have proposed, and may propose, standards with which we are legally or contractually bound to comply

Outside the United States, an increasing number of laws, regulations, and industry standards apply to data privacy and security.  For example, the European Union’s General Data Protection Regulation, or EU GDPR, the United Kingdom’s GDPR, or UK GDPR, Brazil’s General Data Protection Law (Lei Geral de Proteção de Dados Pessoais, or LGPD) (Law No. 13,709/2018), and China’s Personal Information Protection Law, or PIPL, impose strict requirements for processing personal data. For example, under the EU GDPR, government regulators may impose temporary or definitive bans on data processing, as well as fines of up to 20 million euros or 4% of annual global revenue, whichever is greater. Further, individuals may initiate litigation related to processing of their personal data. The GDPR also imposes heightened restrictions on processing of special categories of personal data, such as health and genetic personal data.

Certain jurisdictions have enacted data localization laws and cross-border personal data transfer laws, which could make it more difficult to transfer information across jurisdictions (such as transferring or receiving personal data that originates in the EU or in other foreign jurisdictions).  Existing mechanisms that facilitate cross-border personal data transfers may change or be invalidated. For example, absent appropriate safeguards or other circumstances, the EU GDPR generally restricts the transfer of personal data to countries outside of the EEA, such as the United States, which are not considered by the European

Commission to provide an adequate level of data protection. The European Commission released a set of “Standard Contractual Clauses,” or SCCs, that are designed to be a valid mechanism to facilitate personal data transfers out of the EEA to these jurisdictions. Currently, these SCCs are a valid mechanism to transfer personal data outside of the EEA, but there exists some uncertainty regarding whether the SCCs will remain a valid mechanism. Additionally, the SCCs impose additional compliance burdens, such as conducting transfer impact assessments to determine whether additional security measures are necessary to protect the at-issue personal data. Switzerland and the UK similarly restrict personal data transfers outside of those jurisdictions to countries such as the United States that do not provide an adequate level of personal data protection, and certain countries outside Europe (e.g. Russia, China, Brazil) have also passed or are considering laws requiring local data residency or otherwise impeding the transfer of personal data across borders, any of which could increase the cost and complexity of doing business. If we cannot implement a valid compliance mechanism for cross-border data transfers, we may face increased exposure to regulatory actions, substantial fines, and injunctions against processing or transferring personal data from Europe or other foreign jurisdictions. The inability to import personal data to the United States could significantly and negatively impact our business operations, including by limiting our ability to conduct clinical trial activities in Europe and elsewhere; limiting our ability to collaborate with parties that are subject to such cross-border data transfer or localization laws; or requiring us to increase our personal data processing capabilities and infrastructure in foreign jurisdictions at significant expense.

Our obligations related to data privacy and security are quickly changing in an increasingly stringent fashion, creating some uncertainty as to the effective future legal framework. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires significant resources and may necessitate changes to our information technologies, systems, and practices and to those of any third parties that process personal data on our behalf. Although we endeavor to comply with all applicable data privacy and security obligations, we may at times fail (or be perceived to have failed) to do so. Moreover, despite our efforts, our personnel or third parties upon whom we rely may fail to comply with such obligations, which could negatively impact our business operations and compliance posture. For example, any failure by a third-party processor to comply with applicable law, regulations, or contractual obligations could result in adverse effects, including inability to or interruption in our ability to operate our business and proceedings against us by governmental entities or other.

If we fail, or are perceived to have failed, to address or comply with data privacy and security obligations, we could face significant consequences. These consequences may include, but are not limited to, government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-related claims); additional reporting requirements and/or oversight; bans on processing personal data; orders to destroy or not use personal data; and imprisonment of company officials. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: interruptions or stoppages in our business operations (including, as relevant, clinical trials); inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or revision or restructuring of our operations.

We expect to expand our development and regulatory capabilities and potentially implement sales, marketing and distribution capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

As of December 31, 2021, we had 51 employees. As our clinical development progresses, we may experience growth in the number of our employees and the scope of our operations, particularly in the areas of clinical operations, regulatory affairs and, if any of our product candidates receives marketing approval, sales, marketing and distribution. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

Our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

We are exposed to the risk that our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs and vendors may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or unauthorized activities that violates (1) the laws and regulations of the FDA and other similar regulatory authorities, including those laws requiring the reporting of true, complete and accurate information to such authorities, (2) manufacturing standards, (3) federal and state data privacy, security, fraud and abuse and other healthcare laws and regulations in the United States and abroad and (4) laws that require the true, complete and accurate reporting of financial information or data. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct by these parties could also involve the improper use of individually identifiable information, including information obtained in the course of clinical trials, creating fraudulent data in our preclinical studies or clinical trials or illegal misappropriation of product candidates, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a code of business conduct and ethics, but it is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Additionally, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, including damages, fines, disgorgement, individual imprisonment, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, additional integrity oversight and reporting obligations, contractual damages, reputational harm and the curtailment or restructuring of our operations.

Legal, political and economic uncertainty surrounding the exit of the United Kingdom from the European Union may be a source of instability and uncertainty and pose additional risks to our business operations and financial condition.

Following the result of a referendum in 2016, the United Kingdom left the European Union on January 31, 2020, commonly referred to as Brexit. Pursuant to the formal withdrawal arrangements agreed between the U.K. and the E.U., the U.K. was subject to a transition period until December 31, 2020, during which E.U. rules continued to apply. A trade and cooperation agreement that outlines the future trading relationship between the United Kingdom and the European Union was agreed in December 2020 and finalized on May 1, 2021. Given the level of uncertainty caused by Brexit, and the perception as to its potential impact, business activity and economic conditions in the United Kingdom, Europe and globally may be adversely affected, and Brexit could continue to contribute to instability in global financial and foreign exchange markets, asset valuations and credit ratings. The United Kingdom’s withdrawal from the EU, the Single Market and the Customs Union will create barriers to trade and cross-border exchanges that did not exist prior to January 1, 2021. Brexit has ended the free movement of goods, services and people between the United Kingdom and the EU. As a result of these and other factors, Brexit may negatively affect our operations or access to capital, or may have a limited detrimental effect on the timing of our research and development activities, which may, in turn, adversely affect our development and commercialization of certain product candidates.

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

Based upon our common shares outstanding as of December 31, 2021, our executive officers, directors and shareholders who owned more than 5% of our outstanding common shares beneficially own, in the aggregate, approximately 26% of our outstanding common shares. These shareholders, acting together, will be able to significantly influence all matters requiring shareholder approval, including the election and removal of directors and approval of any merger, consolidation or sale of all or substantially all of our assets.

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

As of December 31, 2021, 79,955,268 common shares were issued and outstanding. If a substantial number of these shares were sold in the public market, or the market perceives that such sales may occur, the market price of our common shares could be adversely affected. We have entered into a registration rights agreement pursuant to which we have agreed under certain circumstances to file a registration statement to register the resale of the common shares held by certain of our existing shareholders, as well as to cooperate in certain public offerings of such common shares.

In addition, we have adopted an omnibus equity incentive plan, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. We have filed registration statements with the SEC to register the common shares that may be issued under our equity incentive plan. The common shares subject to outstanding options under our equity incentive plan, common shares reserved for future issuance under our equity incentive plan and common shares subject to outstanding warrants will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. Sales of a large number of the shares issued under these plans in the public market could have an adverse effect on the market price of our securities.

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

As a foreign private issuer and as permitted by the listing requirements of Nasdaq, we have the option to follow certain home country governance practices rather than the corporate governance requirements of Nasdaq.

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

We are currently a foreign private issuer and therefore, are not be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either (1) a majority of our common shares must be either directly or indirectly owned of record by non-residents of the United States or (2)(a) a majority of our executive officers or directors may not be United States citizens or residents, (b) more than 50% of our assets cannot be located in the United States and (c) our business must be administered principally outside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers, amongst other things would include the filing of financial statements in accordance with United States Generally Accepted Accounting Principles. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. If we lose our foreign private issuer status and are unable to devote adequate funding and the resources needed to maintain compliance with U.S. securities laws, while continuing our operations, we could be forced to deregister with the SEC. A deregistration would substantially reduce or effectively terminate the trading of our securities in the United States. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

If we are a “passive foreign investment company,” or PFIC, there could be adverse U.S. federal income tax consequences to U.S. Holders.

Based on our analysis of our income, assets, activities and market capitalization for our taxable year ending December 31, 2021, we do not believe that we were a PFIC for our taxable year ending December 31, 2021. However, our operations generate very limited amounts of non-passive income. Until we generate sufficient revenue from active licensing and other non-passive sources, there is a risk that we will be a PFIC under the PFIC income test. Moreover, we hold a substantial amount of cash and cash equivalents. Because the calculation of the value of our assets may be based in part on the value of our common shares, the value of which may fluctuate considerably, our PFIC status may change from year to year and it is difficult to predict whether we will be a PFIC under the PFIC asset test for the current year or any future year. Therefore, we have not yet made any determination as to our expected PFIC status for the current year. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion. Because PFIC status is a fact specific determination, and generally cannot be made until the close of the taxable year in question, no assurance can be given that we will not be a PFIC for our current taxable year and that we will not be a PFIC in future taxable years. Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in us being treated as a PFIC for our taxable year ending December 31, 2021 or us becoming a PFIC for the current taxable year or any future taxable years. Our United States counsel expresses no opinion with respect to our PFIC status for prior years, the current taxable year or any future years.

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

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could adversely affect our business operations and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. For example, (the “Tax Act”) enacted many significant changes to the U.S. tax laws. Future guidance from the Internal Revenue Service and other tax authorities with respect to the Tax Act may affect us, and certain aspects of the Tax Act could be repealed or modified in future legislation. In addition, it is uncertain if and to what extent various states will conform to the Tax Act or any newly enacted federal tax legislation. Changes in corporate tax rates, the realization of net deferred tax assets relating to our operations, the taxation of foreign earnings, and the deductibility of expenses under the Tax Act or future reform legislation could have a material impact on the value of our deferred tax assets, could result in significant one-time charges, and could increase our future U.S. tax expense.

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

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we continue to be an “emerging growth company,” we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We may take advantage of these exemptions until we are no longer an “emerging growth company.” We will be an “emerging growth company” until December 31, 2022. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and the price of our common shares may be more volatile.

General Risks

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

We are required to disclose changes made in our internal controls and procedures, and our management is required to assess the effectiveness of these controls, annually. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. We will be an “emerging growth company” until December 31, 2022. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

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

Our actual capital expenditures for the years ended December 31, 2021, 2020 and 2019 amounted to $29 thousand, $5 thousand and $5.0 million, respectively. These capital expenditures primarily consisted of purchase of furniture and office equipment, and payment of $5.0 million to Kissei in 2019 upon execution of the linzagolix licensing agreement. We expect our capital expenditures to increase in absolute terms in the near term in line with our previous expenditures, as we continue to advance our drug development programs and grow our operations. We anticipate our capital expenditures in 2022 to be financed from our existing cash and cash equivalents, funds received from the JGB debt arrangement or through our “at the market” (ATM) program.

B. Business Overview

We are a biopharmaceutical company focused on the development and commercialization of novel therapeutics to improve women’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, we have established a late-stage clinical pipeline with development programs focused on new therapies for the treatment of uterine fibroids, endometriosis, and preterm labor. We have assembled a strong management team with extensive experience in successfully developing and commercializing therapeutics in our target market. Our goal is to build the leading women’s reproductive health and pregnancy company focused on conditions where current treatment options are limited and significant unmet needs exist.

Our portfolio currently consists of three in-licensed new chemical entities in clinical development for four indications intended to address areas that we believe present significant unmet medical needs:

•

Linzagolix for the treatment of uterine fibroids and pain associated with endometriosis. We are developing linzagolix as a novel, oral gonadotropin releasing hormone, or GnRH, receptor antagonist, for the treatment of uterine fibroids and endometriosis in pre-menopausal women. In 2015, ObsEva in-licensed Linzagolix from Kissei Pharmaceutical Co. for exclusive world wide rights ex-Asia. Linzagolix is a novel, orally administered GnRH receptor antagonist that potentially provides effective management of heavy menstrual bleeding, or HMB, associated with uterine fibroids, or UF, and treatment of endometriosis-associated pain while mitigating bone mineral density loss and other adverse effects typically associated with currently approved treatments. Unlike marketed GnRH agonists, linzagolix has the potential to be administered orally once a day, with symptoms relieved within days, while potentially mitigating the initial worsening of symptoms often associated with GnRH agonist treatments. Linzagolix has the potential to dose-dependently lower estradiol levels hence maintaining such levels within an optimal range to mitigate patient bone mineral density loss. Linzagolix has the potential to allow patients to receive the relief needed to live normal lives again and enhance their quality of life with fewer side effects and complications requiring doctor’s visits or surgery.

•

Ebopiprant for the treatment of preterm labor (GA 24-34 weeks).
In July 2021, we and Organon, entered into an agreement whereby Organon licensed the global rights to develop, manufacture and commercialize ebopiprant (formerly OBE022), an investigational, once daily, oral and selective PGF2α, receptor antagonist for the treatment of preterm labor in weeks 24 to 34 of pregnancy.

Under the terms of the agreement, Organon gained exclusive worldwide rights to develop, manufacture and commercialize ebopiprant. We are entitled to receive tiered double-digit royalties on commercial sales as well as up to $500 million in upfront and milestone payments, including $25 million that was paid at signing, up to $90 million in development and regulatory milestones and up to $385 million sales-based milestones.

•

Nolasiban to improve embryo transfer outcomes after IVF.
In January 2020, we and Yuyuan, entered into a sublicense agreement to develop and commercialize Nolasiban, an oral oxytocin receptor antagonist, to improve clinical pregnancy and live birth rates in women undergoing in-vitro fertilization, or IVF, in the People's Republic of China. Under the terms of the agreement, Yuyuan has the exclusive rights to develop and commercialize nolasiban in China and will fund all development and registration activities in China, starting with the commitment to conduct Phase 1 trials and a Phase 2 proof-of-concept trial in China. We retain all rights to the product outside of China and have agreed to collaborate with Yuyuan on its global development. Our development and commercialization partnership with Yuyuan continues with steering committee meetings to define the development plan for nolasiban in China for women undergoing embryo transfer following IVF.

The following table summarizes key information regarding our current development programs:

Multiple development programs drive value

	Phase 1	Phase 2	Phase 3	Key Milestones
LINZAGOLIX Oral GnRH receptor antagonist	Uterine Fibroids – Ph3 PRIMROSE 2 (EU & US) Uterine Fibroids – Ph3 PRIMROSE 1 (US)			MAA: CHMP Positive Opinion (Dec 16, 2021) NDA: PDUFA (Sep 13, 2022) Licensing agreement with Theramex and commercialization relationship established with Syneos Health
	Endometriosis – Ph3 EDELWEISS 3 (EU & US)			Phase 3 positive topline results announced (Q1:22) Phase 3 Post-Rx F/U data expected (Q2:22) Phase 3 Post-Rx F/U-extension data expected (Q4:22)
EBOPIPRANT Oral $PGF_{2\alpha}$ receptor antagonist	Preterm Labor – Ph2b (EU & Asia)			Global rights licensed to Organon
NOLASIBAN Oral oxytocin receptor antagonist	IVF – Ph1/2 (China)			China rights licensed to YuYuan Bioscience

We are also evaluating additional indications for our current product candidates as well as opportunities to in-license or acquire additional product candidates in our therapeutic field.

Our Strengths

We believe our clinical and product development experience in the field of women’s reproductive health and pregnancy provides us with the following strengths:

•	Strategic focus on diseases in women’s reproductive health and pregnancy that affect growing female populations with high unmet medical needs and significant commercial potential;
•	Product candidates with clear mechanisms of action and evidence of efficacy that have, or have the potential to progress into and through late-stage clinical trials and potentially commercial stage;

•	Management with substantial experience developing and commercializing pharmaceutical products in the field of women’s reproductive health and pregnancy;
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
•

Develop a targeted commercialization strategy for any approved product candidates. As we move our product candidates through development toward regulatory approval, we continue to evaluate several options for each product candidate’s commercialization strategy. These options include building our own internal sales force, entering into strategic marketing partnerships with third party collaborators, including potentially other  pharmaceutical or biotechnology companies, or out-licensing our products to other pharmaceutical or biotechnology companies.

•

Pursue additional indications for our current product candidates. We believe each of our current product candidates have potential for application outside the indications we are currently developing, and we plan to pursue additional indications for our existing product candidates in the near future.

•

Leverage our international product development experience and extensive network of clinical experts and pharmaceutical industry executives within women’s reproductive health and pregnancy to in-license or acquire novel product candidates. We are focused on identifying, and in-licensing or acquiring, additional clinical-stage product candidates that we believe have the potential to become best-in-class or first-in-class products for the treatment of serious conditions in women’s reproductive health and pregnancy, if approved. We intend to focus on product candidates that we believe will be efficient from a capital-management standpoint.

Linzagolix: Investigational GnRH Receptor Antagonist for Symptoms Associated with Uterine Fibroids and Endometriosis

We are developing linzagolix as an oral GnRH receptor antagonist, which we have observed in our clinical trials to induce a dose-dependent reduction of estradiol levels. Through that mechanism, we expect linzagolix to be indicated for the treatment for symptoms associated with uterine fibroids and endometriosis-associated pain. We believe linzagolix, if approved, has the potential to be a best-in-class oral GnRH receptor antagonist based on its favorable PK and PD profiles, and its potential to provide targeted estradiol suppression to reduce HMB associated with uterine fibroids and pain symptoms associated with endometriosis , while mitigating bone mineral density loss and other adverse effects that are typically associated with full estradiol suppression. A drug’s PK profile is its linear pharmacokinetic profile, a predictable dose-dependent suppression of estradiol, which is a form of the hormone estrogen, and a dose range that was well-tolerated and provided symptom relief. A drug’s PK profile refers to the specific way in which a given drug is handled by the body over time, including the particular patterns of the specified drug’s absorption, distribution and elimination from the body.  A drug’s PD profile is its pharmacodynamic profile which refers to the biochemical and physiological effects of a drug on the body. We believe that linzagolix has the potential to offer flexible dosing alternatives with or without hormonal add back therapy, or ABT, to address symptoms in broad patient populations, supported by key differentiating product characteristics, including absence of food effect, high bioavailability, low volume of distribution, no induction of a liver enzyme known as cytochrome P450 3A4 (CYP3A40) or organic anion-transporting polypeptide (OATP) 1B1/B3 interaction, and low PK and PD variability. We believe these characteristics are key product differentiators compared to other GnRH receptor antagonists in development.

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

Uterine Fibroids

Historically, medical treatment options for heavy menstrual bleeding associated with uterine fibroids have been limited and generally consist of oral contraceptives and short-term pre-surgical use of GnRH agonist injections. Oral contraceptives are generally used as first-line therapy, but are often not effective in reducing heavy bleeding. Upon failure of a first-line therapy or contraindication to oral contraceptives, surgical intervention is generally the next treatment option. Hysterectomy is the most commonly performed surgical treatment. Other procedures include (1) myomectomy, which is selective removal of fibroids, often performed by laparoscopy; this usually preserves fertility, (2) uterine artery embolization, which is a procedure to obstruct the arteries feeding the fibroid, performed by arterial catheterization, and (3) MRI-guided focused ultrasound ablation. In May 2021, Myovant received regulatory approval in the United States for Myfembree® (relugolix 40 mg, estradiol 1 mg, and norethindrone acetate 0.5 mg) for the management of heavy menstrual bleeding associated with uterine fibroids.  In July 2021, Myovant received regulatory approval in the EU for Ryeqo® (relugolix 40 mg, estradiol 1 mg, and norethindrone acetate 0.5 mg) for treatment of moderate to severe symptoms of uterine fibroids in adult women of reproductive age.

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

Endometriosis

For endometriosis, the treatment selected as standard of care is based on the severity of pain and the extent of the disease. Endometriosis treatments aim first to alleviate pain, then to remove or decrease the size and number of endometrial lesions, and possibly improve fertility. Oral contraceptives, progestins and NSAIDs are generally first-line treatments for women experiencing pain. Following the failure of first-line therapies, which is common, current treatment options are limited to intra-muscular or subcutaneous GnRH agonist injections and GnRH agonist nasal sprays. In July 2018, AbbVie Inc. announced that their GnRH antagonist elagolix (Orilissa) received regulatory approval in the U.S. for the treatment of moderate-to-severe endometriosis-associated pain.

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

•

Required add-back therapy. To counteract the side effects of the full estrogen suppression, additional administration of estrogen, referred to as “add-back therapy,” may be recommended after three months of treatment and is required after six months of treatment. Hormonal ABT is standard hormone replacement therapy, or HRT and is most commonly used in post-menopausal women. For some women, hormonal ABT is contraindicated due to related and potentially serious adverse effects, including venous and arterial thromboembolism.
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

Linzagolix Mechanism of Action and Solution to GnRH Agonist Drawbacks and Limitations

Linzagolix is an orally administered GnRH receptor antagonist with low PK/PD variability. Linzagolix binds to and blocks the GnRH receptor in the pituitary gland, which results in dose-dependent reduction of luteinizing hormone, or LH, and FSH follicle stimulating hormone, or FSH, production. This reduction in LH and FSH production in turn leads to dose-dependent reduction of estrogen levels.

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

•

Optionality for uterine fibroids and endometriosis treatment: stand alone or in combination with hormonal ABT. In contrast to GnRH agonists, for which hormonal ABT is required when treatment exceeds six months, we believe that the 75mg once daily dose tested in our EDELWEISS 1 Phase 2b trial and the 100mg once daily dose tested in our PRIMROSE trials, have the potential to be utilized as a stand-alone treatment for a substantial proportion of patients with endometriosis-associated pain and heavy menstrual bleeding associated with uterine fibroids by maintaining estradiol levels between 20 and 60 pg/ml.

The once daily 200 mg dose of linzagolix will require the addition of hormonal ABT if used long-term to counteract the side effects associated with full suppression of estradiol, i.e. below 20 pg/ml.

These doses of 75 mg or 100mg with or without hormonal ABT, 200 mg with hormonal ABT, and 200 mg without hormonal ABT (for short-term use in uterine fibroids) have been or are being tested in the confirmatory Phase 3 trials.

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

Potential Clinical Profile of linzagolix

In July 2018, AbbVie Inc. announced that their oral GnRH antagonist elagolix (Orilissa®) received regulatory approval in the U.S. for the treatment of women with moderate to severe endometriosis-associated pain (150mg QD up to 2-year and 400mg (200mg BID) up to 6 months). Abbvie also obtained approval for Oriahnn® in May 2020 for the indication of heavy menstrual bleeding associated with uterine fibroids. Oriahnn® is given as a high dose of elagolix 600mg (300mg BID) with hormonal ABT (E2 1mg/NETA 0.5 mg). AbbVie Inc is now conducting Phase 3b trials with elagolix 600mg daily dose (300mg BID) in combination with hormonal ABT to assess long-term impact (48 months) of hormonal ABT treatment on BMD.

In addition, Myovant Sciences, Inc. conducted Phase 3 trials with the oral GnRH receptor antagonist relugolix 40mg daily in combination with hormonal ABT for the treatment of symptoms associated with endometriosis and uterine fibroids. This is the only dose level being studied for both indications.  In May 2021, Myovant received regulatory approval in the United

States for Myfembree® (relugolix 40 mg, estradiol 1 mg, and norethindrone acetate 0.5 mg) for the management of heavy menstrual bleeding associated with uterine fibroids.  In July 2021, Myovant received regulatory approval in the EU for Ryeqo® (relugolix 40 mg, estradiol 1 mg, and norethindrone acetate 0.5 mg) for treatment of moderate to severe symptoms of uterine fibroids in adult women of reproductive age. Ryeqo® will be commercialized by Gedeon Richter for the management of heavy menstrual bleeding associated with uterine fibroids. In September 2021, Myovant announced that the FDA accepted for review  a supplemental New Drug Application for Myfembree® (relugolix 40 mg, estradiol 1 mg, and norethindrone acetate 0.5 mg) for the management of moderate to severe pain associated with endometriosis The FDA set a target action date of May 6, 2022.

We believe that linzagolix has a best-in-class clinical profile as assessed by:

•

Optimal characteristics for consistent PK. Linzagolix has been observed to have a consistent PK profile and low variability, due to high bioavailability and low volume of distribution. In addition, its half-life allows for once daily dosing across indications. We believe these characteristics are important for optimizing patient compliance and drug exposure.

•

Flexible dosing options. Based on its consistent PK and PD profile observed in preclinical studies and clinical trials, we are currently pursuing the development of linzagolix doses both with and without hormonal ABT, which is related to partial or full suppression of estrogen. We believe that various levels of estrogen suppression may be required to successfully treat symptoms in different patients in different indications to account for patient characteristics, individual response or patient preference, but that the option of partial suppression, with no need for hormonal ABT has the potential to be a first line therapy for many patients.

•

Potential to avoid hormonal ABT. For symptoms associated with both uterine fibroids and endometriosis, we are developing linzagolix as a stand-alone treatment (without need for hormonal ABT) and in association with hormonal ABT to fulfill the needs of a broad patient population with uterine fibroids and endometriosis. We do not believe that all patients will have the desire or need for hormonal ABT, or are able to have, some of whom may have a contraindication, be at risk of, or have tolerability issue (as per boxed warning on hormonal ABT), or simply prefer the management of endogenous estrogen levels in the clinical setting where bone mineral density loss is not reduced to the degree that would require hormone replacement.

•

Compliance benefit. Linzagolix may have an advantage in patient compliance due to the lack of observed interactions with food, CYP3A4 or OATP1B1/B3 enzyme pathways, and the ability to be taken once anytime throughout the day, without the risk of reduced and/or variable exposure to active drug.

Linzagolix Clinical Development for Uterine Fibroids

We are developing linzagolix for the treatment of bleeding associated with uterine fibroids. We believe linzagolix has the potential to provide an effective oral treatment for uterine fibroids.

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

Phase 3 Clinical Trials PRIMROSE 1 and PRIMROSE 2 for Heavy Menstrual Bleeding Associated with Uterine Fibroids

We commenced the two PRIMROSE Phase 3 clinical trials in patients with heavy menstrual bleeding associated with uterine fibroids in the first half of 2017. As part of these trials, we have been assessing the efficacy of both a 100 mg once daily dose and a 200 mg once daily dose of linzagolix both with and without hormonal ABT. We believe that the 200 mg dose may be used alone for short-term treatment and will require hormonal ABT for longer term treatment to prevent excessive bone mineral density loss, while the 100mg dose may not necessitate the use of hormonal ABT.

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

The PRIMROSE 1 clinical trial was conducted in the United States, and enrolled 526 women with uterine fibroids, while the PRIMROSE 2 clinical trial was conducted both in Europe and in the United States and enrolled 535 women with uterine fibroids. In both trials, patients were administered linzagolix doses of 100 mg or 200mg, both with and without hormonal ABT, or placebo. The primary endpoint of the PRIMROSE 1 and PRIMROSE 2 clinical trials was the reduction in HMB at 24 weeks; responders were defined as patients with menstrual blood loss volume of ≤ 80 mL and a 50 percent or greater reduction from baseline in menstrual blood loss, or MBL, volume, measured using the alkaline hematin method. Secondary endpoints included amenorrhea, time to reduced MBL, hemoglobin, pain, and quality of life. Safety endpoints included BMD, and adverse events. BMD was measured centrally via Dual Energy X-ray Absorptiometry scan at baseline, 24 weeks, 52 weeks and 76 weeks (6-month post treatment assessment). Calcium/vitamin D were not provided.

In December 2019, we announced positive Phase 3 trial results from the PRIMROSE 2 trial of linzagolix for the treatment of HMB due to uterine fibroids. The responder rate was 93.9% (p < 0.001) for patients receiving 200 mg with hormonal ABT and 56.7% for patients receiving 100 mg without hormonal ABT (p < 0.001), compared to 29.4% in the placebo group. Both doses achieved significant rates of amenorrhea (p< 0.001), reduction in pain (p < 0.001), and improvement in quality of life (p < 0.001). Additionally, significant improvement (p< 0.001) in Hb levels, a reduction in number of days of bleeding and reduction in uterine volume were observed. A significant reduction in fibroid volume was also observed for the 200 mg dose without hormonal ABT (p = 0.008). The overall safety profile was in line with expectations. The most frequently observed adverse events (occurring in > 5% of patients) were headache, hot flushes, and anemia. Mean percentage change from baseline in BMD was consistent with previous clinical data.

In July 2020, we announced positive Phase 3 trial results from the PRIMROSE 1 trial of linzagolix. The responder rate was 75.5% (p < 0.001) for patients receiving 200 mg with hormonal ABT and 56.4% for patients receiving 100 mg without hormonal ABT (p =0.003), compared to 35.0% in the placebo group. Both doses achieved significant rates of amenorrhea (p< 0.001 for 200 mg+ hormonal ABT and p=0.009 for 100 mg), reduction in pain (p < 0.001), and improvement in quality of life (p < 0.001 for 200 mg + hormonal ABT and p=0.002 for 100 mg). Additionally, significant improvement was observed in Hb level (p<0.001 for 200mg + hormonal ABT and p=0.019 for 100mg), a reduction in number of days of bleeding (p<0.001). The overall safety profile was in line with expectations. The most frequently observed adverse events (occurring in > 5% of patients) were headache and hot flushes. Mean percentage change from baseline in BMD was as expected for treatment with a GnRH antagonist in the studied population.

In July 2020, we also announced positive 52-week treatment results from the PRIMROSE 2 trial. These new data from PRIMROSE 2 demonstrated that continued treatment with linzagolix for 52 weeks provided sustained efficacy. Responder rates of 91.6% and 53.2% were observed in women receiving 200 mg with hormonal ABT and 100 mg without hormonal ABT, respectively, both of which are similar to the responder rates observed at week 24 of the trial. In addition, a small incremental change in BMD was observed at week 52 compared to week 24. In December 2020, we announced positive 52-week treatment results from the PRIMROSE 1 trial, showing that continued treatment with linzagolix led to sustained efficacy for the primary endpoint of reduced heavy menstrual bleeding (defined as menstrual blood loss of at least 50% less than baseline and at or below 80 mL). This was seen across all doses of linzagolix and was in line with the earlier findings in PRIMROSE 2.

We believe that based on pooled week 52 clinical data from these two Phase 3 trials linzagolix has the potential for a best-in-class profile, with a pooled responder rate of 89.3% in women receiving linzagolix 200 mg with hormonal ABT, and 56.4% in women receiving linzagolix 100 mg without hormonal ABT.

In December 2020 and May 2021, we reported additional results for the Phase 3 trials of PRIMROSE 2 and 1, respectively at week 76. These results showed continued pain reduction and demonstrate evidence of BMD recovery after treatment end at 52 weeks.

In November 2020, we submitted a MAA, to the EMA for the treatment of uterine fibroids in adult women of reproductive age. Our application was validated by the EMA in January 2021, and in December 2021, we received a positive opinion from the CHMP recommending approval of linzagolix for the management of moderate to severe symptoms of uterine fibroids in adult women of reproductive age.  In February 2022, we announced that based on ongoing communications with the EMA, further questions on the MAA for linzagolix may be forthcoming, thereby extending the application timeline. We are in dialogue with the EMA to understand areas that may require further clarification and are committed to promptly addressing any questions that could arise. If approved by the European Commission, linzagolix would be the first and only GnRH antagonist with a non-hormonal option to address the needs of women who cannot or do not want to take hormones. In September 2021, we submitted an NDA, to the FDA, for linzagolix for the treatment of uterine fibroids. The NDA submission includes the positive PRIMROSE 1 and PRIMROSE 2 full data package including week 52 data and post treatment follow-up data up to week 76 for both trials. This NDA was accepted for review by the FDA and assigned a PDUFA target action date of September 13, 2022.

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

Linzagolix was observed to induce a dose-dependent decrease in LH and FSH over time (Figure 3), which we believe correlates with its ability to control estradiol levels in a dose-dependent manner. Based on the low PK variability and lack of dose overlap observed in the Phase 1 clinical trial, we believe we will be able to more tightly control biological response with personalized doses of linzagolix. In addition, in 2016 we completed a Phase 1 trial to assess the impact of linzagolix on the potential induction of CYP3A4, which is responsible for most of the metabolism of hormonal ABT. In this trial, we observed no relevant CYP3A4 induction, which we believe indicates that linzagolix will not interfere with hormonal ABT and has low risk of drug-drug interactions.

Figure 2: Mean linzagolix Concentration Over Time	Figure 3: LH Reduction from Baseline Over Time

In 2017, we conducted a Phase 1 PK and PD clinical trial to assess two different doses of add-back therapy in patients receiving 100 mg and 200 mg doses of linzagolix over six weeks. The results of this clinical trial, which we announced in June 2017, supported our add-back therapy dose (1mg E2 / 0.5mg NETA) and linzagolix doses being utilized in our clinical trials.

In 2018, we completed a drug-drug interaction study for the OATP 1B1 and OATP1B3, which demonstrated that clinically relevant drug interactions between linzagolix and OATP1B1 / OATP1B3 inhibitors are not to be expected.

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

Completed Phase 2b Clinical trial EDELWEISS 1 —Endometriosis-Associated Pain

In 2019, we completed our Phase 2b EDELWEISS 1 clinical trial in patients with endometriosis. In this trial, women with moderate-to-severe endometriosis-associated pain were recruited from 64 gynecological clinics across the U.S. and Europe. The trial included a screening period, two consecutive 12-week treatment periods (Part A and Part B) followed by an optional 28 week treatment extension phase or, for those who did not enter the optional treatment extension phase, a 24-week post trial follow up, or PTFU. In total, 328 subjects were randomized to 1 of 6 treatment groups: placebo, fixed dose groups at 50 mg, 75 mg, 100 mg and 200 mg daily and a 75 mg titrated dose group. In the placebo group, the placebo was provided for 12 weeks (Part A) after which all placebo subjects were crossed over on to active treatment (100 mg daily) for a further 12 weeks (Part B). In the titrated dose arm, all subjects started on 75 mg daily for 12 weeks (Part A) after which the dose was titrated up to 100 mg or down to 50 mg or remained the same (75 mg) for the next 12 weeks (Part B), based on the mean of serum E2 results collected at Weeks 4 and 8. The majority (71%) of subjects who completed the 24-week treatment entered the optional treatment extension, where they received linzagolix for an additional 28 weeks. Subjects randomized to the 200 mg group, received 100 mg daily dose of linzagolix during the extension treatment, while subjects in all other groups continued the treatment they were receiving at the end of Part B. The trial design is provided in Figure 4 below.

Figure 4: Design of Phase 2b EDELWEISS Clinical Trial

Menstrual dysmenorrhea, or DYS, and non-menstrual pelvic pain, or NMPP, were assessed with a 4-point Verbal Rating Scale, or VRS, and an 11-point Numeric Rating Scale, or NRS. The primary endpoint of the EDELWEISS clinical trial was a responder analysis, with responses defined as a reduction of at least 30% in combined menstrual and non-menstrual pelvic pain, recorded daily and assessed via electronic diary over the last 28 days of treatment on a VRS of 0 (no pain) through 3 (severe pain). The key secondary safety endpoint was the bone mineral density after 24 weeks of treatment assessed with a dual-energy x-ray absorptiometry scan, or DXA.

In June 2018, we announced that the EDELWEISS clinical trial successfully met its primary endpoint, a statistically significant difference in patient response rate vs. placebo following 12 weeks of treatment. Observed response rates were 34.5% for placebo, 61.5% for 75mg linzagolix and 56.3% for 200mg linzagolix.

With respect to the DYS, VRS scale, patients receiving a 200 mg dose reported the highest responder rate at 78.9%, compared to a placebo responder rate of 28.5%. Response to doses from 75 mg and above were highly statistically significant. Responder rates for the NMPP VRS scale endpoint were statistically significant for the 75 mg dose and the 100 mg dose, and both doses showed comparable responder rates at 58.5% and 61.5% respectively.

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

The key safety endpoint for linzagolix is BMD loss due to suppression of estradiol. In the 75 mg treatment group, the mean BMD loss for lumbar spine at 6 months was -0.798% with the lower boundary of the 95% confidence interval of BMD reduction from baseline to week 24 at -1.57%; therefore, we believe that this dose could be given chronically with an appropriate benefit/risk ratio without the need for hormonal ABT. By contrast, in the linzagolix 200 mg group, the mean BMD at lumbar spine decreased by more than -2.5% after 6 months of treatment, which indicates the need for combining the high dose of linzagolix with hormonal ABT.

Linzagolix was well-tolerated during long-term administration of up to a year. In line with the therapeutic class and mechanism of action, the most frequently reported related treatment-emergent adverse event, or TEAE, was hot flush, which was more frequently reported at the higher doses. Changes in BMD between baseline and Week 52, measured by DXA scan, were consistent with the values observed after 24 weeks of treatment. BMD loss for the linzagolix 75 mg dose was within an acceptable range, whereas the decrease with linzagolix 200/100 mg dose was clinically relevant. Consequently, for confirmatory testing, we are combining the 200 mg dose with estrogen/progestin add-back therapy (E2 1 mg/NETA 0.5 mg) to avoid significant BMD loss during chronic administration.

We believe the BMD results support our plan to pursue further development of two doses of linzagolix for the treatment of endometriosis, including a 75 mg once daily dose without hormonal ABT, and a 200 mg once daily dose in combination with hormonal ABT. With regards to the titration scheme, although there were some numerical differences between treatment groups, we did not conclude there was sufficient benefit to continue further development, and are instead focused upon fixed dosing of linzagolix.

Ongoing Phase 3 Clinical trial EDELWEISS 3 —Endometriosis-Associated Pain

In May 2019, we initiated our Phase 3 program, which initially consisted of two clinical trials: EDELWEISS 2, designed to enroll approximately 450 patients (150 per arm) in the United States and Puerto Rico, and EDELWEISS 3 designed to enroll approximately 450 patients (150 per arm) across sites in the U.S., as well as Canada, Europe and CIS countries. In these two double-blind, placebo-controlled trials, we evaluated two once daily doses of linzagolix, the 75 mg without hormonal ABT and 200 mg with hormonal ABT. Patients reported their pain on a daily basis with an electronic diary.

After the initial 24-week evaluation period, patients have the ability to enroll in an optional extension. In this extension study, patients receiving placebo will be randomly allocated to either 75 mg without hormonal ABT or 200 mg with hormonal ABT, whereas patients on active doses of linzagolix will continue on their respective dose. The co-primary endpoint will be a responder analysis of DYS and NMPP performed after 12-weeks of treatment. After treatment, all patients will be followed for at least an additional 24-week treatment-free period.

In January 2021, we announced our decision to discontinue our EDELWEISS 2 and its extension clinical trial, due to challenging patient screening and enrollment, as well as persisting difficult environment of the ongoing pandemic. We are planning to conduct, as soon as is feasible, a new Phase 3 clinical trial for endometriosis with a number of design and operational changes to facilitate faster enrollment, with a goal to maintain the original MAA and NDA filing timelines for this indication.

In January 2022, we announced positive topline results for Linzagolix 200 mg with hormonal ABT in the Phase 3 EDELWEISS 3 Trial in patients with moderate-to-severe endometriosis-associated pain.  Two doses were tested, a 200 mg once-daily dose of linzagolix in combination with hormonal ABT and a 75 mg dose of linzagolix without hormonal ABT. The 200 mg dose met the co-primary efficacy objectives, demonstrating reductions in DYS and NMPP at 3 months. There were statistically significant and clinically meaningful improvements in the first five ranked secondary endpoints at 6 months: dysmenorrhea, non-menstrual pelvic pain, dyschezia, overall pelvic pain, and ability to do daily activities. The 75mg dose without hormonal ABT demonstrated a statistically significant reduction versus placebo in DYS at 3 months. Although the 75mg dose showed improvement in NMPP at 3 months, it did not reach statistical significance versus placebo, and thus did not meet the co-primary efficacy objective. The co-primary efficacy endpoints of DYS and NMPP were based on subject-reported symptoms recorded daily via an electronic diary using a VRS of 0 (no pain) through 3 (severe pain).The responder thresholds for monthly pain scores were defined as a reduction of at least 1.1 for DYS and 0.8 for NMPP. P <0.05 denotes a significant difference from placebo. The responder rates for DYS were 73% for linzagolix 200 mg with hormonal ABT (p<0.001), 44% for linzagolix 75 mg (p<0.001), and 24% for placebo. The responder rates for NMPP were 47% for linzagolix 200 mg with hormonal ABT (p=0.007), 39% for linzagolix 75 mg (p=0.279), and 31% for placebo.

Secondary Endpoints at 6 Months

For linzagolix 200 mg with hormonal ABT, the first five ranked secondary endpoints achieved statistical significance compared to placebo. These were improvements at 6 months in dysmenorrhea, non-menstrual pelvic pain, dyschezia, overall pelvic pain (OPP), and difficulty in doing daily activities. The 75 mg also showed improvements in these endpoints. The complete results for the ranked secondary endpoints are shown in the table below. P<0.05 denotes a significant difference from placebo for each endpoint when p<0.05 for all higher ranked endpoints (including both co-primary endpoints).

Safety Results at 6 Months

Linzagolix was generally well-tolerated with minimal bone mineral density decrease; mean BMD decrease at the lumbar spine was 0.79% for linzagolix 200 mg with hormonal ABT and 0.89% for linzagolix 75 mg.  Few adverse events were observed in over 5% of patients in any active treatment arm; these included headache (10.5%, 8.1%, and 8.0%), hot flush (6.8%, 7.5%, and 2.5%), and fatigue (6.8%, 3.8%, and 2.5%) for the 200 mg with hormonal ABT, 75 mg, and placebo groups, respectively.

Both linzagolix doses were generally well-tolerated with minimal BMD decrease and few adverse events occurring in more than 5% of patients up to 6 months.

Figure 5 below depicts the trial design of the Phase 3 EDELWEISS 3 clinical trial:

Figure 5: Design of Phase 3 EDELWEISS 3 Clinical Trial

Safety Results of Phase 1, Phase 2a and Ongoing Phase 2b and Phase 3 Clinical Trials

As of February 2022, 2,591 subjects have been exposed to linzagolix in completed studies and 118 subjects in ongoing clinical studies with linzagolix being generally well tolerated.

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

In the PRIMROSE trials in European and US subjects (n=1037), a BMD decrease in line with previous studies was observed. The most frequently observed adverse events (occurring in > 5% of patients in any active treatment group) were headache, hot flushes, anemia and nausea. Headache was reported with a higher incidence in the 200 mg group (11.9%) compared to placebo (5.7%) and other linzagolix groups (≤7.2%). The incidence of hot flushes during the first 24 weeks of treatment was dose-dependent. The highest incidence of hot flushes was observed in the linzagolix 200 mg group (33.3%), which is consistent with the mechanism of action of linzagolix. Rates of hot flushes were similar in the 100 mg (10.1%) and 200 mg+ hormonal ABT groups (9.6%), compared with 5.3% in the placebo arm, which demonstrates that the use of hormonal ABT combined with linzagolix 200 mg dose alleviates hormone-related TEAEs such as hot flushes. On-treatment anaemia was generally reported with a similar frequency between the placebo (6.7%) and linzagolix arms (≤10.1%). The rate of nausea was highest in the 200 mg group (5.2%); rates in all other arms were similar to placebo. As expected, a dose dependent BMD changes were observed in all active treatment arms and changes in BMD were mitigated by the concomitant use of hormonal ABT. Elevations in lipids and liver transaminases were observed with incidences generally consistent with those seen in other GnRH receptor antagonists, and appear to be a class effect.

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

In the EDELWEISS 3 Phase 3 clinical trial, linzagolix was generally well-tolerated with minimal bone mineral density decrease; mean BMD decrease at the lumbar spine was 0.79% for linzagolix 200 mg with hormonal ABT and 0.89% for linzagolix 75 mg.  Few adverse events were observed in over 5% of patients in any active treatment arm; these included headache (10.5%, 8.1%, and 8.0%), hot flush (6.8%, 7.5%, and 2.5%), and fatigue (6.8%, 3.8%, and 2.5%) for the 200 mg with hormonal ABT, 75 mg, and placebo groups, respectively.

Both linzagolix doses were generally well-tolerated with minimal BMD decrease and few adverse events occurring in more than 5% of patients up to 6 months.

Ebopiprant (formerly OBE022): PGF2α Receptor Antagonist for the Treatment of Preterm Labor (GA 24-34 weeks) licensed to Organon

Ebopiprant is an investigational, once daily, oral and selective PGF2α, receptor antagonist for the treatment of preterm labor in weeks 24 to 34 of pregnancy. PGF2α is a naturally occurring prostaglandin that acts to induce labor in pregnant women. Through specific antagonism of the PGF2α receptor, ebopiprant is designed to control preterm labor by reducing inflammation, decreasing uterine contractions and preventing cervical changes and membrane ruptures.

In July 2021, we entered into an agreement with Organon whereby Organon gained exclusive worldwide rights to develop, manufacture and commercialize ebopiprant.

Based on its PK profile and efficacy observed in animal models, we believe ebopiprant has the potential to become a first-in-class therapy to suppress premature labor and delay or avoid preterm birth while also being safe for the fetus. In February 2017, we completed a Phase 1 clinical trial assessing the safety, tolerability and PK profile of ebopiprant in healthy post-menopausal female volunteers after single doses of 10 mg to 1,300 mg and multiple doses between 100 mg per day and 1,000 mg per day over 7 consecutive days. Ebopiprant was observed to have a favorable pharmacokinetic profile, no clinically significant food effect, a favorable safety profile and to be well-tolerated at doses up to 1,300 mg after single dose administration and up to 1,000 mg per day after multiple dose administration over 7 days, each of which are above the estimated clinical effective dose. In March 2017, we completed a set of drug-drug interaction, or DDI, Phase 1 clinical pharmacology studies investigating the safety, tolerability and PK profile of ebopiprant when combined with magnesium sulfate, atosiban, nifedipine or betamethasone (medications typically used in patients with preterm labor) in pre-menopausal female volunteers. Ebopiprant in combination with those drugs was observed to have a favorable safety profile and to be well-tolerated up to 1,100 mg per day, which was the highest tested dose. In December 2017, we announced the initiation of our Phase 2a proof-of-concept clinical trial of ebopiprant known as PROLONG, which was conducted in two parts: Part A and Part B. In this trial, ebopiprant was orally administered daily for 7 days to pregnant women, who were already receiving standard of care therapy for preterm labor, atosiban infusion for 48 hours. Part A was an open-label trial assessing the safety and pharmacokinetics of ebopiprant. Part B, was a randomized, double-blind, placebo-controlled, parallel-group trial to assess the efficacy, safety and pharmacokinetics of ebopiprant. In November 2020, we announced positive results for the PROLONG Proof-of-Concept Trial. The efficacy endpoints were delivery within 48 hours of starting treatment, delivery within 7 days of starting treatment, delivery before 37 weeks of gestation, and time to delivery. Safety assessments included maternal, fetal and neonatal safety. Infants are being followed-up at 6, 12 and 24 months.

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

The incidence of maternal, fetal and neonatal adverse events were comparable between subjects in the ebopiprant group and the placebo group. Follow-up of infants at 6 and 12 months after birth became available in 2021 and follow-up of infants at 24 months after birth is continuing and results may be available in 2022. Based on the available ASQ-3TM data at 6 and 12 months, infant development was similar between infants born to mothers in the OBE022 group and infants born to mothers in the placebo group in most ASQ3TM domains. There is no evidence that administration of ebopiprant in pregnant women with spontaneous preterm labor has a negative impact on infant development compared to placebo.

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

Assisted Reproductive Technology, or ART is used primarily for infertility treatments. According to the Centers for Disease Control and the European Society of Human Reproduction and Embryology, IVF represents the vast majority of ART treatments or procedures. IVF helps women achieve pregnancy by the collection of mature eggs in the ovaries, followed by fertilization and early embryo development in the laboratory before transfer of the embryos into the womb. According to the European Society of Human Reproduction and Embryology, more than 2.0 million ART cycles are performed worldwide. In Europe, ART treatments doubled from 2000 to 2010, and nearly 800,000 IVF cycles were performed in 2014. In the United States, IVF treatments increased by 41.7% from 2010 to 2014. Approximately 230,000 IVF treatments were performed in the United States in 2015. In Japan, approximately 400,000 IVF treatments were performed in 2015. In China, more than 700,000 ART cycles were performed in 2017, and year over year growth is double digit supported by government policies related to childbirth.

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

A systematic review and meta-analysis of investigator-sponsored trials conducted in 2014 and published in Fertility & Sterility concluded that pregnancy rates doubled with the infusion of an oxytocin receptor antagonist at the time of embryo transfer. As part of this analysis, it was observed that improvement in pregnancy rates was not restricted to women with a high rate of uterine contractions. According to this analysis, additional mechanisms, such as endometrium receptivity and uterine blood flow, may also contribute to improving pregnancy rates. A systematic review and meta-analysis of investigator-sponsored trials conducted in 2017 and published in PLOS/one by Qian-Yi Huang also concluded that clinical pregnancy rate was significantly increased with the infusion of an oxytocin receptor antagonist at the time of embryo transfer (OR = 1.84, 95% CI: 1.31±2.57; P < 0.001), but not the live birth rate (P=0.083). Moreover, in a trial published in 2016 involving patients with endometriosis undergoing frozen-thawed embryo transfer, clinical pregnancy rates were approximately 20% higher after treatment with an oxytocin receptor antagonist, representing a 51% increase relative to the placebo. In addition, according to studies published in Archives of Gynecology and Obstetrics in 2011, women who received an oxytocin receptor antagonist after embryo transfer or ET, were observed, based on three-dimensional power Doppler ultrasound, to have improved characteristics for uterine receptivity, including enhanced endometrial blood flow.

Nolasiban clinical development program

We previously conducted a Phase 3 clinical development program for nolasiban to evaluate its potential to improve clinical pregnancy and live birth rates for women undergoing IVF. In 2018, we completed a Phase 3 clinical trial in Europe, which we refer to as IMPLANT 2. This was a Phase 3 trial in women undergoing Day 3 (D3, n=388) and Day 5 (D5, n=390) fresh single embryo transfer (SET) following IVF. 778 subjects were randomized from 41 fertility clinics in Europe. 900 mg of nolasiban or placebo was administered as a single dose 4 hours before embryo transfer. The primary endpoint was ongoing pregnancy rate (confirmed by ultrasound observation of one gestational sac and at least one positive fetal heartbeat) at 10 weeks after ET. Results from this trial demonstrated the efficacy of 900 mg dose on ongoing pregnancy and live birth rate as well as its similar safety profile to placebo.

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

In November 2018, we initiated an additional Phase 3 trial primarily in Europe, with some additional sites in Canada and Russia, also known as the IMPLANT 4 trial. In addition, we announced the clearance of our investigational new drug (IND) in October 2019 for the U.S. Phase 3 clinical trial of nolasiban, known as IMPLANT 3.

In November 2019, we announced that the IMPLANT 4 trial did not meet the primary endpoint of an increase in ongoing pregnancy rate at 10 weeks, (39.1 % placebo vs 40.5 % nolasiban) (p = 0.745). As these results did not confirm the prior positive Phase 3 IMPLANT 2 trial findings, we have discontinued our previously ongoing development of nolasiban for IVF, and are exploring potential repositioning of the compound, such as through higher dose levels and earlier and longer exposure of nolasiban, as well as focusing on subjects with a high uterus contraction rate at the time of ET. In addition, we performed an individual patient level meta-analysis of the IMPLANT 1, 2, and 4 studies and showed an overall 5% absolute increase in ongoing pregnancy rate which was statistically significant (p=0.029). Furthermore, population PK analyses indicated that higher exposures of nolasiban were associated with a higher probability of pregnancy. These results have been accepted for publication in the peer-reviewed journal, Human Reproduction. A mechanism of study in health volunteers showed evidence that treatment with nolasiban reduces uterine contractions, increases uterine blood flow, and induces changes in genes reported to be associated with endometrial receptivity. The results also suggested the potential for larger effects with higher doses of nolasiban. This study was published in the peer-reviewed journal RBM online. In connection with this potential repositioning, in January 2020, we and Yuyuan entered into a sublicense agreement to develop and commercialize nolasiban for improving clinical pregnancy and live birth rates in women undergoing embryo transfer as part of an IVF cycle in the People's Republic of China, or PRC. Under the terms of the agreement, Yuyuan has the exclusive rights to develop and commercialize nolasiban in the PRC. They will fund all development and registration activities in the PRC, starting with the obligation to fund and conduct a Phase 1 trial and a Phase 2 proof-of-concept trial in China. We retain all rights to the product outside of PRC, and have agreed to collaborate with Yuyuan on its global development. Our development and commercialization partnership with Yuyuan proceeded during 2021 with steering committee meetings to define the development plan for nolasiban in China for women undergoing ET following IVF.

Commercialization

In order to commercialize any of our product candidates if approved for commercial sale, we must either establish a sales and marketing organization with technical expertise and supporting distribution capabilities or collaborate with third-parties that have sales and marketing experience. As we move our product candidates through development toward regulatory approval we continue to evaluate several options for each product candidate’s commercialization strategy. These options include building our own internal sales force, entering into a strategic marketing partnership with third parties, including other pharmaceutical or biotechnology companies, or out-licensing the product to other pharmaceutical or biotechnology companies. For example, in October 2021 we announced a strategic relationship with Syneos Health, the only fully integrated biopharmaceutical solutions organization, to commercialize linzagolix in the U.S. and Canada.  We have also entered into, and may in the future enter into, license agreements to out-license our product candidates, including our sublicense agreement with Yuyuan for Yuyuan to develop and commercialize nolasiban for improving clinical pregnancy and live birth rates in women undergoing embryo transfer following IVF in China, our global license, development and commercialization agreement with Organon for ebopiprant, and our licensing agreement with Theramex for the commercialization of linzagolix across global markets outside of the U.S., Canada and Asia.

Manufacturing

We rely on CMOs to produce our product candidates in accordance with the FDA’s cGMP regulations for use in our clinical trials. The manufacture of pharmaceuticals is subject to extensive cGMP regulations, which impose various procedural and documentation requirements and govern all areas of record keeping, production processes and controls, personnel and quality control. Replacement of any of our CMOs would require us to qualify new manufacturers and negotiate and execute contractual agreements with them. If any of our supply or service agreements with our CMOs are terminated, we will experience delays and additional expenses in the completion of the development of and obtaining regulatory approval for linzagolix and nolasiban or our out-licensed product, ebopiprant.

To meet our projected needs for clinical supplies to support our activities through regulatory approval and commercial manufacturing, the CMOs with whom we currently work will need to increase scale of production or we will need to secure alternate suppliers. Pursuant to the Kissei license and supply agreement, we have agreed to exclusively purchase the active pharmaceutical ingredient for linzagolix from Kissei who is now obtaining linzagolix cGMP supply from two suppliers. If we are unable to obtain sufficient quantities of our products candidates or receive raw materials in a timely manner, we could be required to delay our ongoing clinical trials and seek alternative manufacturers, which would be costly and time-consuming.

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

With respect to linzagolix, in July 2018, the first compound from the oral gonadotropin-releasing hormone, or GnRH, receptor antagonist class, Orilissa ® (elagolix 150 mg QD and 200mg BID), received regulatory approval in the United States for the treatment of pain associated with endometriosis. AbbVie Inc. has been commercializing Orilissa in the United States since August 2018. In May 2020, AbbVie received regulatory approval in the United States for Orihnn ® (elagolix 300mg BID, estradiol 1mg and norethindrone acetate 0.5 mg QD) for the management of heavy menstrual bleeding associated with uterine fibroids.  In May 2021, Myovant received regulatory approval in the United States for Myfembree ® (relugolix 40 mg, estradiol 1 mg, and norethindrone acetate 0.5 mg) for the management of heavy menstrual bleeding associated with uterine fibroids.  In July 2021, Myovant received regulatory approval in the EU for Ryeqo® (relugolix 40 mg, estradiol 1 mg, and norethindrone acetate 0.5 mg) for treatment of moderate to severe symptoms of uterine fibroids in adult women of reproductive age. Ryeqo® will be commercialized by Gedeon Richter. In September 2021, Myovant announced that the FDA accepted for review a supplemental New Drug Application for Myfrembree ® (relugolix 40 mg, estradiol 1mg, and norethindrone acetate 0.5 mg) for the management of moderate to severe paid associated with endometriosis, with a target action date of May 6, 2022. We also anticipate competing with GnRH receptor agonists, including Lupron (leuprolide acetate), marketed by AbbVie Inc. and Takeda Pharmaceuticals, the progestin Visanne (dienogest), which is approved for the treatment of endometriosis outside the United States and marketed by Bayer, and ulipristal acetate, a Selective Progesterone Receptor Modulator, or SPRM, which is approved for intermittent treatment of moderate to severe symptoms of uterine fibroids in adult women who have not reached menopause when uterine fibroid embolization and/or surgical treatment options are not suitable or have failed outside the United States and marketed by Gedeon Richter in Europe and other regions, and by Allergan in Canada. Ulipristal acetate, experienced severe label restrictions of usage in 2018 which were further restricted early in 2021, due to post marketing liver safety issues. Allergan had submitted an NDA for ulipristal acetate but disclosed receipt of a complete response letter from the FDA in August 2018 that the NDA is not approvable in its current form and requesting additional information. Enrollment in Phase 3 clinical trials of vilaprisan, another SPRM developed by Bayer Schering for the treatment of uterine fibroids and endometriosis, was halted by Bayer Schering after long-term toxicology studies in rodents indicated a potential problem. In addition, oral contraceptives and nonsteroidal anti-

inflammatory drugs, or NSAIDs, are routinely used as a first-line therapy for the treatment of symptoms associated with endometriosis and uterine fibroids and have a meaningful success rate at mitigating the symptoms associated with these conditions.

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

Our commercial opportunity and/or our ability to collect royalties or milestone payments could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than linzagolix, ebopiprant, nolasiban or any other product candidate that we may develop. Our competitors also may obtain FDA or other regulatory approval for their product candidates more rapidly than we may obtain approval for our product candidates, which could result in our competitors establishing a strong market position before we are able to enter the market. Any new product that competes with an approved product must demonstrate compelling advantages in efficacy, convenience, tolerability and safety in order to overcome price competition and to be commercially successful.

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

As of December 31, 2021, our patent portfolio as it pertains to certain of our product candidates included:

•

seven United States (U.S.) patents, projected to expire between 2034 and 2035, three U.S. patent applications, which, if granted, project to expire between 2034 and 2037, as well as corresponding patents and patent applications internationally, directed to nolasiban as a composition of matter and uses of nolasiban in assisted reproductive technology;

•

two PCT applications, which, if granted in the U.S., project to expire between 2040 and 2041, directed to compositions of matter containing nolasiban and uses of nolasiban in assisted reproductive technology;

•

one U.S. patent, projected to expire in 2037, two U.S. patent applications, which, if granted, project to expire between 2037 and 2039, as well as corresponding patent applications internationally, directed to compositions of matter containing ebopiprant and uses of ebopiprant for the treatment of preterm labor;

•	one PCT application, which, if granted in the U.S., projects to expire in 2041, directed to compositions of matter containing ebopiprant and uses of ebopiprant for the treatment of preterm labor;
•

four U.S. patent applications, which, if granted, project to expire between 2038 and 2039, as well as corresponding patent applications internationally, directed to uses of linzagolix for the treatment of sex hormone-dependent diseases; and

•	two PCT applications, which, if granted in the U.S., project to expire in 2040, directed to uses of linzagolix for the treatment of sex hormone-dependent diseases.

As of December 31, 2021, our in-licensed patent portfolio as it pertains to certain of our product candidates included:

•	one U.S. patent, projected to expire in 2023, as well as corresponding patents and patent applications internationally, directed to nolasiban as a composition of matter;
•

four U.S. patents, projected to expire between 2024 and 2036, one U.S. patent application, which, if granted, projects to expire in 2036, as well as corresponding patents and patent applications internationally, directed to ebopiprant as a composition of matter and uses of ebopiprant for the treatment of preterm labor; and

•

five U.S. patents, projected to expire between 2030 and 2037, two U.S. patent applications, which, if granted, project to expire between 2031 and 2037, as well as corresponding patents and patent applications internationally outside of specified Asian countries, directed to linzagolix as a composition of matter and uses of linzagolix for the treatment of sex hormone-dependent diseases.

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

License and Supply Agreement with Kissei

In November 2015, we entered into a license and supply agreement, or the Kissei License and Supply Agreement, with Kissei. Pursuant to the Kissei License and Supply Agreement we received an exclusive license to develop, manufacture and commercialize products, or the Product, containing the compounds which is a specified GnRH antagonist and covered by certain licensed patent rights, or the Compound, throughout the world except for specified Asian countries and we arranged to exclusively acquire from Kissei the material necessary to produce linzagolix. Under the Kissei License and Supply Agreement, we are developing linzagolix for the treatment associated with uterine fibroids and pain associated with endometriosis. The agreement also establishes a joint development committee, and upon the filing of regulatory approval, a joint marketing committee, each of which shall be composed of an equal number of representatives for each party, which will exchange information and monitor progress in the development and marketing of the Product, respectively. We must use commercially reasonable efforts to develop, manufacture and commercialize the Compound and the Product. We and Kissei will share development data and regulatory filings from our respective territories with one another. Further, we granted Kissei an exclusive license under any of our know-how and patents related to inventions or improvements resulting from our activities under the Kissei License and Supply Agreement, for Kissei to use in exploiting the Compound and the Product in their retained territory.

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

Pursuant to the Kissei License and Supply Agreement, we have agreed to exclusively purchase the active pharmaceutical ingredient for linzagolix from Kissei. During the development stage, we are obligated to pay Kissei a specified supply price. Following the first commercial sale of licensed product, we are obligated to pay Kissei a royalty payment in the low twenty percent range as a percentage of net sales for product sold outside of North America, which includes payment for Kissei’s supply of the active pharmaceutical ingredient, and a tiered single digit royalty of nets sales plus a specified supply price for product sold in North America, in each case until the latest of the date that the valid claim of a patent for the Product has expired, the expiration of our regulatory exclusivity period or 15 years from the first commercial sale of such product on a country-by-country and product-by-product basis. During the term, we are restricted from developing, marketing and selling GnRH agonists and GnRH antagonists other than the Compound to the extent allowed by applicable laws.

In October 2021, we amended the Kissei license and supply agreement such that first commercial sales milestones for the EU and the United States will now be extended over a 5-year period. In addition, North American royalty payments were lowered to tiered single digit royalties on net sales plus a supply price for the API.

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

Sublicense Agreement with Yuyuan

In January 2020, we entered into a sublicense agreement, or the 2020 Sublicense Agreement, with Hangzhou Yuyuan BioScience Technology Co., Ltd., or Yuyuan, pursuant to which we granted to Yuyuan an exclusive sublicense under certain of our patents, trademarks and know-how to use, register, import, develop, market, promote, distribute, offer for sale and commercialize nolasiban for use in humans in the People’s Republic of China, including Hong Kong and Macau. Yuyuan will be responsible for the continued development of nolasiban in China at its sole cost, and is required to use commercially reasonable efforts to develop the product in accordance with certain development milestones. Yuyuan will be responsible for commercialization of nolasiban in China at its sole cost. We are obligated to supply Yuyuan with its clinical and commercial requirements of the product at cost. Yuyuan has agreed to not develop, market or sell any oxytocin receptor antagonist other than nolasiban during the term of the 2020 Sublicense Agreement. The development and commercialization activities for nolasiban will be governed by a joint development committee and joint commercialization committee, respectively, with each party having final decision-making authority for its territory. In consideration for entering into the 2020 Sublicense Agreement, Yuyuan has agreed to make aggregate milestone payments of up to $17.0 million upon the achievement of specified development, regulatory and first sales milestones and aggregate milestone payments of up to $115.0 million upon the achievement of additional, tiered sales milestones. In addition, Yuyuan has agreed to pay tiered royalties on net sales at percentages ranging from high-single digit to low-second digits, subject to specified reductions, until the later of the expiration of the last valid claim covering the product in China and ten years from the first commercial sale of the product in China.

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

License Agreement with Organon

In July 2021, we entered into an agreement with Organon whereby Organon gained exclusive worldwide rights to develop, manufacture and commercialize ebopiprant.

Under the terms of the agreement, Organon gained exclusive worldwide rights to develop, manufacture and commercialize ebopiprant. We are entitled to receive tiered double-digit royalties on commercial sales as well as up to $500 million in upfront and milestone payments, including $25 million that was paid at signing, up to $90 million in development and regulatory milestones and up to $385 million sales-based milestones. Unless terminated earlier, the agreement will continue until expiration of all of Organon’s royalty obligations to ObsEva. ObsEva and Organon may each terminate the agreement for the other party’s uncured material breach and for certain other “for cause” reasons, and Organon may terminate the agreement for convenience following a certain notice period.

License Agreement with Theramex

In February 2022, we entered into a licensing agreement with Theramex for the commercialization and further development of linzagolix across global markets outside of the U.S., Canada and Asia.  Under the terms of the agreement, Theramex has the exclusive right to commercialize linzagolix in women's health indications (with the express exclusion of any oncology indications). Under the terms of the agreement, we are entitled to receive royalties of a mid-thirties percentage on commercial sales, which includes the cost of goods sold to Theramex. Furthermore, the agreement contains up to EUR72.75 million in upfront and milestone payments, including EUR5 million to be paid at signing, up to EUR13.75 million in development and commercial milestones and up to EUR54 million in sales-based milestones. Unless terminated earlier, the agreement will continue until the expiration of all off Theramex's royalty obligations to us. We and Theramex may each terminate the agreement for the other party's uncured material breach and for certain other "for cause" reasons, and Theramex may terminate the agreement should we fail to meet certain regulatory milestones by specific dates.

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

There have been executive, judicial and Congressional challenges to certain aspects of the ACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the ACA have been signed into law. Legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act, or Tax Act, includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the individual mandate was repealed by Congress. Thus, the ACA will remain in effect in its current form. Prior to the Supreme Court ruling, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period that remained open from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is also unclear how any such challenges and the healthcare reform efforts of the Biden administration will impact the ACA.

In addition, other federal health reform measures have been proposed and adopted in the United States since the ACA was enacted. For example, as a result of the Budget Control Act of 2011, providers are subject to Medicare payment reductions of 2% per fiscal year, which, due to subsequent legislation, including the BBA, will remain in effect through 2031, except for a temporary suspension from May 1, 2020 through March 31, 2022 due to the COVID-19 pandemic, unless additional Congressional action is taken. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 3% in the final fiscal year of this sequester.

Further, the American Taxpayer Relief Act of 2012 reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments from providers from three to five years. More recently, there has been heightened governmental scrutiny recently over the manner in which manufacturers set prices for their marketed products, which have resulted in several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare and reform government program reimbursement methodologies for products. Moreover, Congress is considering additional health reform measures.

At the federal level, the Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to drug pricing that seeks to implement several of the administration’s proposals. As a result, the FDA concurrently released a final rule and guidance in September 2020, providing pathways for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers the implementation of which have also been delayed by the Biden administration until January 1, 2023. On November 20, 2020, CMS issued an interim final rule implementing President Trump’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. As a result of litigation challenging the Most Favored Nation model, on December 27, 2021, CMS published a final rule that rescinds the Most Favored Nation model interim final rule. Further, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. , in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. No legislation or administrative actions have been finalized to implement these principles. At the state level, individual states in the United States have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. Further, it is possible that additional governmental action is taken in response to the COVID-19 pandemic.

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

The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription products. By way of example, the ACA contains provisions that may reduce the profitability of products, including, for example, increased rebates for products sold to Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, the Medicare Access and CHIP Reauthorization Act of 2015 ended the use of the statutory formula, also referred to as the Sustainable Growth Rate, for clinician payment and established a quality payment incentive program, also referred to as the Quality Payment Program. This program provides clinicians with two ways to participate, including through the Advanced Alternative Payment Models, or APMs, and the Merit-based Incentive Payment System, or MIPS. In November 2019, CMS issued a final rule finalizing the changes to the Quality Payment Program. At this time, the full impact to overall physician reimbursement under the Medicare program as a result of the introduction of the Quality Payment Program remains unclear. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors.

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

Given the significant penalties and fines that can be imposed on companies and individuals if convicted, allegations of such violations often result in settlements even if the company or individual being investigated admits no wrongdoing. Settlements often include significant civil sanctions, including fines and civil monetary penalties, and corporate integrity agreements. If the government were to allege or convict us or our executive officers of violating these laws, our business could be harmed. Our activities could be subject to challenge for the reasons discussed above and due to the broad scope of these laws and the increasing attention being given to them by law enforcement authorities. Other healthcare laws that may affect our ability to operate include HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their implementing regulations, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information; and the federal Physician Payments Sunshine Act, which requires certain manufacturers of products, devices, biologics, and medical supplies to report annually to CMS information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other healthcare professionals (such as physician assistants and nurse practitioners), and teaching hospitals, and ownership and investment interests held by physicians and their immediate family members.

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

Centralized Procedure

Under the centralized procedure, after the Committee for Medicinal Products for Human Use, or CHMP, of the EMA issues an opinion, the European Commission issues a single marketing authorization valid across the European Union, as well as Iceland, Liechtenstein and Norway. The centralized procedure is compulsory for human products that are: derived from biotechnology processes, such as genetic engineering; contain a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative disorders or autoimmune diseases and other immune dysfunctions; and officially designated orphan drugs. For products that do not fall within these categories, an applicant has the option of submitting an application for a centralized marketing authorization to the EMA as long as the product concerned is a significant therapeutic, scientific or technical innovation, or if its authorization would be in the interest of public health.

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

Data and Market Exclusivity

Similar to the United States, there is a process to authorize generic versions of innovative products in the European Union. Generic competitors can submit abridged applications to authorize generic versions of products authorized by the European Commission through a centralized procedure referencing the innovator’s data and demonstrating bioequivalence to the reference product, among other things. New products in the European Union can receive eight years of data exclusivity coupled with two years of market exclusivity, and a potential one-year extension, if the marketing authorizations holder obtains an authorization for one or more new therapeutic indications that demonstrates “significant clinical benefit” in comparison with existing therapies. This system is usually referred to as “8+2”. Abridged applications cannot rely on an innovator’s data until after expiration of the eight year data exclusivity term, meaning that a competitor can file an application for a generic product but the product cannot be marketed until the end of the market exclusivity term.

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

Item 5. Operating and Financial Review and Prospects.

Overview

We are a biopharmaceutical company focused on the development and commercialization of novel therapeutics to improve women’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, we have established a late-stage clinical pipeline with development programs focused on treating endometriosis, uterine fibroids, preterm labor, and improving embryo transfer outcomes following in vitro fertilization. Our goal is to build the leading women’s reproductive health and pregnancy company focused on conditions where current treatment options are limited and significant unmet needs exist.

We are developing linzagolix as a novel, oral gonadotropin releasing hormone, or GnRH, receptor antagonist, for the treatment associated with uterine fibroids and pain associated with endometriosis in pre-menopausal women. Aimed at addressing the need of the largest possible population in each indication, our clinical trials for both of these indications are designed to assess and potentially support the registration of two regimens of administrations for linzagolix i.e. (i) a low dose of linzagolix with or without hormonal ABT and (ii) a high dose of linzagolix with hormonal ABT.

In November 2020, we submitted a MAA to the EMA, for the treatment of uterine fibroids in adult women of reproductive age. Our application was validated by the EMA in January 2021, and in December 2021, we received a positive opinion from the CHMP recommending approval of linzagolix for the management of moderate to severe symptoms of uterine fibroids in adult women of reproductive age. In February 2022, we announced that based on ongoing communications with the EMA, further questions on the MAA for linzagolix may be forthcoming, thereby extending the application timeline. We are in dialogue with the EMA to understand areas that may require further clarification and are committed to promptly addressing any questions that could arise.  If approved by the European Commission, linzagolix would be the first and only approved GnRH antagonist with a non-hormonal option to address the needs of women who cannot or do not want to take hormones. In September 2021, we submitted an NDA to the FDA for linzagolix for the treatment of uterine fibroids. This NDA was accepted for review by the FDA and assigned a PDUFA target action date of September 13, 2022.

We are currently conducting an observational study (PRIMROSE 3) of bone mineral density, or BMD, in women who completed at least 20 weeks of treatment in either of the PRIMROSE 1 or 2 studies. Women who enroll in the study will undergo DXA scanning every six months for a total of 24 months following treatment completion in a PRIMROSE study. The objectives of the study are to describe BMD changes up to 24 months following previous treatment with placebo or linzagolix 100 mg or 200 mg with or without hormonal ABT in the context of the PRIMROSE 1 and 2 studies and to evaluate BMD recovery in these women.

In addition to linzagolix for uterine fibroids, we are presently conducting a Phase 3 clinical trial for the treatment of endometriosis associated pain, EDELWEISS 3 (conducted in Europe and in the United States), which was initiated in May 2019. This Phase 3 trial enrolled approximately 450 patients with endometriosis associated pain, with a co-primary endpoint of patients’ response on both DYS and NMPP. This trial includes a 75 mg once daily dose without hormonal ABT (1mg E2 / 0.5mg NETA) and a 200 mg once daily dose with concomitant hormonal ABT. In January 2022, we announced positive topline results for linzagolix 200 mg with hormonal ABT.  The 200 mg dose met the co-primary efficacy objectives, demonstrating reductions in DYS and NMPP at 3 months. There were statistically significant and clinically meaningful improvements in the first five ranked secondary endpoints at 6 months: dysmenorrhea, non-menstrual pelvic pain, dyschezia, overall pelvic pain, and ability to do daily activities. The 75mg dose without hormonal ABT demonstrated a statistically significant reduction versus placebo in DYS at 3 months. Although it showed improvement in NMPP at 3 months, the 75mg does did not reach statistical significance versus placebo, and thus did not meet the co-primary efficacy objective. Improvements were also observed at 6 months in the first five ranked secondary endpoints, as for the 200 mg plus hormonal ABT dose. Both linzagolix doses were generally well-tolerated with minimal BMD decrease and few adverse events occurring in more than 5% of patients up to 6 months.

In October 2021, we announced a strategic relationship with Syneos Health®, the only fully integrated biopharmaceutical solutions organization, to commercialize linzagolix in the U.S. and Canada, if approved.

In February 2022, we entered into a licensing agreement with Theramex for the commercialization and further development of linzagolix across global markets outside of the U.S., Canada and Asia.  Under the terms of the agreement, Theramex has the exclusive right to commercialize linzagolix in women's health indications (with the express exclusion of any oncology indications). Under the terms of the agreement, we are entitled to receive royalties of a mid-thirties percentage on commercial sales, which includes the cost of goods sold to Theramex. Furthermore, the agreement contains up to EUR72.75 million in upfront and milestone payments, including EUR5 million to be paid at signing, up to EUR13.75 million in development and commercial milestones and up to EUR54 million in sales-based milestones.

In July 2021, we entered into an agreement with Organon whereby Organon licensed the exclusive worldwide rights to develop, manufacture and commercialize ebopiprant. Under the terms of the agreement, we are entitled to receive tiered double-digit royalties on commercial sales as well as up to $500 million in upfront and milestone payments, including $25 million that was paid at signing, up to $90 million in development and regulatory milestones and up to $385 million in sales-based milestones.

Our pipeline also includes nolasiban, an oral oxytocin receptor antagonist, to improve clinical pregnancy and live birth rates in women undergoing in-vitro fertilization, or IVF.

In November 2019, we announced that the IMPLANT 4 trial did not meet the primary endpoint of an increase in ongoing pregnancy rate at 10 weeks, (39.1 % placebo vs 40.5 % nolasiban) (p = 0.745). As these results did not confirm the prior positive Phase 3 IMPLANT 2 trial findings, we have discontinued our previously ongoing development of nolasiban for IVF, and are exploring potential repositioning of the compound, such as through higher dose levels and earlier and longer exposure of nolasiban, as well as focusing on subjects with a high uterus contraction rate at the time of embryo transfer, or ET. In connection with this potential repositioning, in January 2020, we and Yuyuan entered into a sublicense agreement to develop and commercialize nolasiban for improving clinical pregnancy and live birth rates in women undergoing embryo transfer as part of an IVF cycle in the People's Republic of China (PRC). Under the terms of the agreement, Yuyuan has the exclusive rights to develop and commercialize nolasiban in the PRC. We retain all rights to the product outside of PRC and have agreed to collaborate with Yuyuan on its global development. Our development and commercialization partnership with Yuyuan proceeded during 2021 with steering committee meetings to define the development plan for nolasiban in China for women undergoing ET following IVF.

We were founded in November 2012 and our operations to date have included organizing and staffing our company, raising capital, in-licensing rights to linzagolix, ebopiprant and nolasiban and conducting nonclinical studies and clinical trials and preparing for commercialization for linzagolix, if approved. To date, we have not generated any revenue from product sales as none of our product candidates have been approved for commercialization. We have historically financed our operations mostly through the sale of equity. From inception through the date of this Annual Report on Form 20-F, we have raised an aggregate of $496.7 million of net proceeds, including $88.5 million of net proceeds from our initial public offering in January 2017, $56.3 million of net proceeds from our private placement with institutional investors in October 2017, $72.4 million in net proceeds from our underwritten public offering in June 2018 and $20.0 million in net proceeds from our underwritten public offering and concurrent private placement in September 2020. During 2021, we received proceeds of $22.1 million from the exercise of warrants associated with the private placement in 2020.  In August 2019, we borrowed $25.0 million under our prior credit facility with Oxford Finance LLC. In October 2021, we borrowed $30.0 million under the convertible notes issued to JGB and used these proceeds to pay off the Oxford facility. In addition, between 2018 and 2021, we sold treasury shares from our “at the market” (ATM) program, generating net proceeds of $91.5 million.

We have never been profitable, have incurred significant net losses in each period since our inception and we have substantial doubt regarding our ability to continue as a going concern. Our net losses were $58.4 million, $83.0 million and $108.8 million for the years ended December 31, 2021, 2020 and 2019, respectively. As of December 31, 2021, we had accumulated losses of $467.8 million, out of which $30.6 million were offset with share premium. This reclassification transaction had no impact on total equity. We expect to continue to incur significant expenses and operating losses for the foreseeable future. We used $70.3 million and $70.8 million of cash in operations in 2021 and 2020, respectively, and we anticipate that our expenses will remain significant in connection with our ongoing activities as we:

•

continue to invest in the clinical development of our product candidates and our ongoing clinical trials, and any additional clinical trials, nonclinical studies and pre-commercial activities that we may conduct for product candidates;

•	hire additional research and development, and general and administrative personnel;
•	maintain, expand and protect our intellectual property portfolio;
•	identify and in-license or acquire additional product candidates;
•	prepare for the commercialization of linzagolix, if approved, or any of our other certain product candidates; and
•	continue to incur additional costs associated with operating as a public company.

We will need substantial additional funding to support our operating activities as we advance our product candidates through clinical development, seek regulatory approval and prepare for and invest in future commercialization of these candidates, if approved. Adequate funding may not be available to us on acceptable terms, or at all.

We have no manufacturing facilities, and all of our manufacturing activities are contracted out to third parties. We currently utilize third-party contract research organizations, or CROs, to carry out our clinical development and trials. Additionally, we do not yet have a commercialization organization. As we move our product candidates through development toward regulatory approval, we will evaluate several options for each product candidate’s commercialization strategy. These options include building our own internal sales force, contracting with a third-party contract sales organization, or CSO, entering into a joint marketing partnership with another pharmaceutical or biotechnology company, or out-licensing the product to another pharmaceutical or biotechnology company.

COVID-19 Business Update

With the global spread of the ongoing COVID-19 pandemic which continues to date, we have implemented a number of plans and policies designed to address and mitigate the impact of the COVID-19 pandemic on our employees and our business. We continue to closely monitor the COVID-19 situation and will evolve our plans and policies as needed going forward. In March 2020, some of our workforce transitioned to working remotely. If the COVID-19 pandemic continues to persist for an extended period and begins to impact essential distribution systems, we could experience disruptions to our supply chain and operations, and associated delays in the manufacturing of clinical trial supply.

We may continue to experience a disruption or delay in our ability to initiate trial sites and enroll and assess patients. In January 2021, we announced our decision to discontinue our EDELWEISS 2 and its extension clinical trial, due to challenges with patient enrollment, as well as the persisting difficult environment of the ongoing pandemic. Enrollment delays may further occur for ongoing trials, and we are working closely with our vendors to manage our supply chain activities and mitigate any potential disruptions to our clinical trial supplies as a result of the COVID-19 pandemic. In addition, we rely on CROs or other third parties to assist us with clinical trials, and we cannot guarantee that they will continue to perform their contractual duties in a timely and satisfactory manner as a result of the COVID-19 pandemic. The full extent to which the COVID-19 pandemic will directly or indirectly impact our business and operations, or the business and operations of our strategic partners, will depend on future developments that are highly uncertain, including the duration and spread of the pandemic, and the actions taken to contain it, such as the impact and effectiveness of current and any future governmental measures implemented in response thereto, or new information that may emerge concerning COVID-19.

Strategic Licensing Agreements

Linzagolix

Kissei

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

In consideration for the license, we made an initial $10.0 million upfront payment. In addition, we agreed to make aggregate milestone payments of up to $63.0 million upon the achievement of specified developmental milestones, such as the initiation of clinical trials and receipt of regulatory approvals. In connection with the initiations of the Phase 3 clinical programs for linzagolix in (i) uterine fibroids in the second quarter of 2017 and (ii) endometriosis in the third quarter of 2019, two milestone payments of $5.0 million each were made. With respect to any products we commercialize under the Kissei license and supply agreement, we agreed to make further payments of up to an additional $125.0 million to Kissei upon the achievement of specified commercial milestones.

Pursuant to the Kissei license and supply agreement, and related amendments, we have agreed to exclusively purchase the active pharmaceutical ingredient for linzagolix from Kissei. During the development stage, we are obligated to pay Kissei a specified supply price. For territories excluding North America, following the first commercial sale of licensed product, we are obligated to pay Kissei a royalty in the low twenty percent range as a percentage of net sales. This payment includes Kissei’s supply of the active pharmaceutical ingredient until the latest of (i) the date that the valid claim of a patent for the Product has expired, (ii) the expiration of our regulatory exclusivity period, or (iii) 15 years from the first commercial sale of such product on a country-by-country and product-by-product basis. For North America, following the first commercial sale of licensed product, we are obligated to pay Kissei a royalty in the tiered single digit royalties on net sales plus a supply price for the API. During the term, we are restricted from developing, marketing and selling GnRH agonists and GnRH antagonists other than the Compound to the extent allowed by applicable laws.

In October 2021, we amended the license and supply agreement with Kissei such that first commercial sales milestones for the EU and the US will now be extended over a 5-year period. In addition, North American royalty payments were lowered to tiered single digit royalties on net sales plus a supply price for the active pharmaceutical ingredient (API).

Theramex

In February 2022, we entered into a licensing agreement with Theramex for the commercialization and further development of linzagolix across global markets outside of the U.S., Canada and Asia.  Under the terms of the agreement, Theramex has the exclusive right to commercialize linzagolix in women's health indications (with the express exclusion of any oncology indications). Under the terms of the agreement, we are entitled to receive royalties of a mid-thirties percentage on commercial sales, which includes the cost of goods sold to Theramex. Furthermore, the agreement contains up to EUR72.75 million in upfront and milestone payments, including EUR5 million to be paid at signing, up to EUR13.75 million in development and commercial milestones and up to EUR54 million in sales-based milestones.

Ebopiprant

Merck Serono

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

Organon

In July 2021, we entered into an agreement with Organon, pursuant to which we granted to Organon exclusive rights to develop, use, register, import, export, manufacture, market, promote, distribute, offer for sale and commercialize ebopiprant worldwide. In consideration for entering into the agreement, Organon has agreed to make up to $500 million in upfront and milestone payments, including $25 million that was paid at signing, up to $90 million in development and regulatory milestones and up to $385 million in sales-based milestones. In addition, Organon has agreed to pay us tiered double-digit royalties on annual net sales of all products, subject to specified reductions, until, on a country-by-country and product-by-product basis, the latest of (i) the expiration of the last valid claim covering such product in such country, (ii) expiration of regulatory exclusivity for such product in such country, and (iii) ten years from the first commercial sale of such product in such country.

Nolasiban

Ares Trading

In August 2013, we entered into the 2013 license agreement with Ares Trading S.A., an affiliate of Merck Serono, pursuant to which we received a worldwide exclusive license to develop, manufacture and commercialize compounds covered by the licensed patent rights, including nolasiban. In consideration for the license, we issued 914,069 Series A preferred shares to Merck Serono at the time of our Series A financing, which had a fair-value of $4.9 million based on an exchange rate of $1.00 for CHF 0.9244 as of the date of the transaction. With respect to any products we commercialize under the 2013 license agreement, we agreed to pay Merck Serono royalties based on a high-single-digit percentage of annual net sales of each product, subject to specified reductions, until the later of (i) the date that all of the patent rights for that product have expired, as determined on a country-by-country and product-by-product basis, or (ii) ten years from the first commercial sale of such product on a country-by-country and product-by-product basis.

Yuyuan

In January 2020, we entered into a sublicense agreement, or the 2020 sublicense agreement, with Yuyuan, pursuant to which we granted to Yuyuan an exclusive sublicense under certain of our patents, trademarks and know-how to use, register, import, develop, market, promote, distribute, offer for sale and commercialize nolasiban for use in humans in the People’s Republic of China, including Hong Kong and Macau. In consideration for entering into the 2020 sublicense agreement, Yuyuan has agreed to make aggregate milestone payments of up to $17.0 million upon the achievement of specified development, regulatory and first sales milestones and aggregate milestone payments of up to $115.0 million upon the achievement of additional, tiered sales milestones. In addition, Yuyuan has agreed to pay tiered royalties on net sales at percentages ranging from high-single digit to low-second digits, subject to specified reductions, until the later of the expiration of the last valid claim covering the product in China and ten years from the first commercial sale of the product in China.

Components of Results of Operations

Revenue

To date, we have not generated any revenue from product sales and we do not expect to generate revenue unless and until we successfully complete development and obtain regulatory approval for one or more of our product candidates.

Other operating income consists primarily of gains on disposal of intangible assets that we recognize when entering into certain agreements with partners for the development and/or commercialization of the product candidates we have been developing.

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

General and Administrative Expenses

General and administrative expenses consist primarily of personnel expenses, including salaries, benefits and share-based compensation expense, related to executive, finance, accounting, business development, legal and human resource functions. General and administrative expense also includes commercialization readiness costs, facility costs not otherwise included in research and development expenses, legal fees related to corporate matters, fees for accounting and consulting services, and costs of director and officer insurance.

We anticipate that our general and administrative expenses will remain significant and increase in the future to support potential commercialization of linzagolix and to support continued research and development activities. We also anticipate that we will keep spending material accounting, audit, legal, regulatory and compliance costs, as well as investor and public relations expenses, associated with operating as a public company.

Finance Result, Net

Finance result, net, consists mainly of foreign exchange loss and gain, as well as interest expense associated with our lease liabilities and debt instruments.

We anticipate that our finance result, net will increase in the future primarily due to increased interest expense associated with the Securities Purchase Agreement with JGB.

Taxation

We are subject to corporate taxation in Switzerland, Ireland and the United States.

In 2015, the Canton of Geneva granted us a ten-year tax holiday for all income and capital taxes on a communal and cantonal level commencing in fiscal year 2013 and valid through to 2022, subject to our Swiss domiciliation and compliance with certain reporting provisions. We remain subject to Swiss federal income tax on our profits after tax but have only incurred net losses since our inception. We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset such losses carried forward against future taxes. As of December 31, 2021, we had tax loss carryforwards totaling $418.4 million. We do not believe it is probable that we will generate sufficient profits to avail ourselves of these tax loss carryforwards.

Our Irish subsidiary had no activity in 2020 and 2021 Our U.S. subsidiary, as a service organization to the group under cost plus arrangement, was the only entity to generate income tax expenses for the year ended December 31, 2021.

A. Operating Results

Analysis of Results of Operations

The following table sets forth our selected consolidated statements of operations data for the periods indicated:

	Year Ended December 31,
	2021	2020	2019
	(in thousands)
Consolidated Statements of Operations Data:
Operating income other than revenue	$20,113	$17	$16
Operating expenses:
Research and development expenses	(53,136)	(67,536)	(88,053)
General and administrative expenses	(21,491)	(12,182)	(19,058)
Total operating expenses	(74,627)	(79,718)	(107,111)
Finance result, net	(3,651)	(3,231)	(1,628)
Income tax (expense) / benefit	(212)	(34)	(67)
Net loss	$(58,377)	$(82,966)	$(108,790)

The following discussion includes the changes in the results of our operations for the years ended December 31, 2021 and 2020. A discussion of the changes in our results of operations for the years ended December 31, 2020 and 2019 has been omitted from this Annual Report on Form 20-F but may be found in “Item 5.A. Operating Results—Years Ended December 31, 2020 and 2019” in our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the U.S. Securities and Exchange Commission, or SEC, on March 5, 2021.

Years Ended December 31, 2021 and 2020

Operating Income Other Than Revenue

Operating income other than revenue increased by $20.1 million in 2021 compared to 2020 due to the gain on disposal of the intangible asset for ebopiprant.  This gain was associated with the agreement we entered into with Organon in July 2021, pursuant to which Organon licensed the exclusive worldwide rights to develop, manufacture and commercialize ebopiprant. Under the agreement, we received a $25.0 million upfront fee that was paid at signing. We recorded the gain on the disposal of the intangible asset for ebopiprant net of fees and net of derecognition of intangible asset.

Operating Expenses

Research and Development Expenses

	Year Ended December 31,
	2021	2020	Change
(in thousands)
Research and development expenses by product candidate
Linzagolix	$(35,873)	$(49,431)	$13,558
Nolasiban	(609)	(1,070)	461
Ebopiprant	(2,211)	(1,662)	(549)
Unallocated expenses
Staff costs	(11,386)	(12,930)	1,544
Other research and development costs	(3,056)	(2,443)	(613)
Total research and development expenses	$(53,135)	$(67,536)	$14,401

Research and development expenses decreased by $14.4 million in 2021 compared to 2020.  This was primarily due to a reduction of $13.6 million in costs associated with linzagolix for the partial completion of the EDELWEISS clinical trial and the total completion of the PRIMROSE clinical trial. Staff costs also decreased by $1.5 million primarily due to lower research and development headcount.

General and Administrative Expenses

	Year Ended December 31,
	2021	2020	Change
(in thousands)
Staff costs	$(7,401)	$(6,714)	$(687)
Professional fees	(10,531)	(2,911)	(7,620)
Other general and administrative costs	(3,559)	(2,557)	(1,002)
Total general and administrative expenses	$(21,491)	$(12,182)	$(9,309)

General and administrative expenses increased by $9.3 million in 2021 compared to 2020 primarily due to increases in professional fees of $7.6 million associated with commercial preparation activities related to linzagolix and legal fees.  Other general and administration expenses increased by $1.0 million due to increases in insurance costs and staff costs increased by $0.7 million due to increased headcount and pension costs.

Finance Result, Net

	Year Ended December 31,
	2021	2020	Change
(in thousands)
Foreign exchange loss, net	$78	$(527)	$606
Interest expense	(3,156)	(2,704)	(453)
Change in fair value of derivative liability	790	-	790
Loss on Oxford debt extinguishment	(1,363)	-	(1,363)
Finance result, net	$(3,651)	$(3,231)	$(420)

Finance result, net, in 2021 and 2020 primarily consisted of interest expense associated with our lease liabilities and debt instruments, as well as foreign exchange losses. Interest expense increased due to increased borrowings under our Securities Purchase Agreement with JGB as compared to interest expense in 2020 under our prior credit facility with Oxford.  In 2021, we recorded a loss on debt extinguishment in relation to the payoff of the Oxford credit facility.

Years ended December 31, 2020 and 2019

See our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 5, 2021, “Item 5.A. Operating Results—Years Ended December 31, 2020 and 2019” for the comparison discussion between the years ended December 31, 2020 and 2019.

B. Liquidity and Capital Resources

Sources of Funds

Since our inception, we have not generated any revenue and have incurred net losses and negative cash flows from our operations. We have funded our operations primarily through the sale of equity and license of our product candidates. From inception through December 31, 2021, we have raised an aggregate of $441.7 million of net proceeds from the sale of equity securities, through public and private offerings and our at-the-market programs. In July 2021, we received $25.0 million from Organon in connection with the licensing agreement for ebopiprant. As of December 31, 2021, we had borrowed $25.0 million under our prior credit facility with Oxford (repaid in full in October 2021) and $31.5 million under our Securities Purchase Agreement with JGB.

Oxford Credit Facility

On August 7, 2019, we entered into the Credit Facility Agreement with Oxford for a term loan of up to $75.0 million, subject to funding in three tranches. We received gross proceeds of $25.0 million from the first tranche of the credit facility upon entering into the agreement and used the funds as part of our various clinical trials programs. We could not draw the second tranche of $25.0 million due to the failure to meet the primary endpoint of the Phase 3 IMPLANT 4 clinical trial of nolasiban. In April 2020, we amended the Credit Facility Agreement pursuant to which the third tranche of $25.0 million was available to be drawn at any time between April 7, 2020 and August 1, 2024 upon our request and at Oxford’s discretion. The credit facility was secured by substantially all of our assets, including our intellectual property. The loan bore a floating interest rate (partially based on thirty-day U.S. LIBOR rate) at 8.68% per year in total and was set mature on August 1, 2024.

Securities Purchase Agreement with JGB

On October 12, 2021, we entered into the Securities Purchase Agreement with certain funds and accounts managed by JGB which is structured to provide up to $135 million in borrowing capacity, available in nine tranches. We received gross proceeds of $30 million from the first tranche at closing and used the proceeds to repay all amounts outstanding under our existing Credit Facility Agreement with Oxford.  Upon payoff, the Credit Facility Agreement was terminated and the security interests in our assets that secured the Credit Facility Agreement were released.  We are able to potentially receive gross proceeds of $16.725 million from the third tranche and $13.125 million from each remaining tranche thereafter.

On January 28, 2022, we entered into an amendment agreement and an amended and restated securities purchase agreement, or the Amendment Agreements, with JGB to amend the Securities Purchase Agreement.  The Amendment Agreements adjusted the principal balance payable at maturity for the notes to be issued in the second tranche to $10.5 million ($975,000 of original issue discount) and the conversion price for the notes to be issued in the second tranche to a price of $1.66 per common share, and accelerated the issuance of the second tranche to January 28, 2022. In addition, as adjusted pursuant to the Amendment Agreements, we issued a warrant to purchase 1,018,716 of our common shares at an exercise price of $1.87 per share. Additionally, JGB waived certain conditions required to be met to fund the second tranche, including that our volume-weighted average price could not be below $3.00 per share for five or more trading days during the 30 days prior to the funding date for the second tranche, in exchange for a payment of $1.25 million and the amended terms for the notes and warrants to be issued in the second tranche In connection with the Amendment Agreements, we received net proceeds of $8.25 million from the second tranche, after accounting for expenses and the $1.25 million waiver payment to JGB.

We are able to potentially receive gross proceeds of $16.725 million from the third tranche and $13.125 million from each remaining tranche thereafter under the Securities Purchase Agreement with JGB. The third tranche will be funded in May 2022 and each subsequent tranche will be funded 90 days after the preceding tranche. The subsequent tranches under the Securities Purchase Agreement will be available subject to us meeting certain conditions, including, among others, that our volume-weighted average price is not below $3.00 per share for five or more trading days during the 30 days prior to a tranche funding date.

The Securities Purchase Agreement is secured by an account control agreement in favor of JGB, and we are obligated to maintain a minimum cash amount of $25.0 million in such deposit account, subject to additional incremental increases totaling $27.0 million in aggregate depending on the amount of debt outstanding under the Securities Purchase Agreement. Each tranche under the Securities Purchase Agreement will bear interest at a rate of 9.5% per year, payable monthly, and will be issued with an original issue discount of 4.75%. Each tranche under the Securities Purchase Agreement will mature three years from the date of issuance, unless earlier converted or prepaid in accordance with their terms.  At each tranche, we will also issue to JGB warrants to purchase our common shares in an amount equal to 20% of the funded amount for such tranche. The warrants will be exercisable at a price of $3.67 per share and will have a four year term from the date of issuance.  The Securities Purchase Agreement includes affirmative and negative covenants applicable to us and our subsidiaries. The affirmative covenants include, among other things, requirements to file certain financial reports with the SEC, maintain insurance coverage and satisfy certain requirements regarding deposit accounts. Further, subject to certain exceptions, the Securities Purchase Agreement contains customary negative covenants limiting our ability to, among other things, transfer or sell certain assets, consummate mergers or acquisitions, allow changes in business, incur additional indebtedness, create liens, pay dividends or make other distributions and make investments. As of December 31, 2021, we were in compliance with our covenants.

ATM Program and other sources

During the year ended December 31, 2021, we sold a total of 15,933,420 treasury shares at an average price of $3.28 per share, as part of our ATM program. These multiple daily transactions generated total gross proceeds of $53.7 million. Directly related share issuance costs of $2.3 million were recorded as a deduction in equity.  During the year ended December 31, 2021, 6,448,240 warrants were exercised at an average price of $3.43 per share, resulting in proceeds of $22.1 million.

As of December 31, 2021, we had $54.7 million in cash and cash equivalents. Subsequent to December 31, 2021 and through February 28, 2022, we raised additional gross proceeds of $4.6 million from the sale of additional treasury shares as part of our ATM program.  In February 2022, we signed a licensing agreement with Theramex to support the commercialization and market introduction of linzagolix across global markets outside of the U.S., Canada and Asia. and received an upfront payment of EUR5 million upon signing.

Material Cash Requirements

Our primary uses of cash are to fund operating expenses, primarily research and development expenditures. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our outstanding accounts payable and accrued expenses. Other than our Securities Purchase Agreement with JGB, we have no other ongoing material financing commitments, such as lines of credits or guarantees.

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

We have incurred recurring losses since inception, including net losses of $58.4 million for the year ended December 31, 2021. As of December 31, 2021, we had accumulated losses of $467.8 million, of which $30.6 million were offset with share premium. We expect to continue to generate operating losses for the foreseeable future. As of December 31, 2021, we had cash and cash equivalents of $54.7 million. We have prepared our consolidated financial statements assuming that we will continue as a going concern which contemplates the continuity of operations, realization of assets and the satisfaction of liabilities in the ordinary course of business. In October 2021, we entered into the Securities Purchase Agreement with certain funds and accounts managed by JGB Management, Inc. The Securities Purchase Agreement is structured to provide $135 million in borrowing capacity, available in nine tranches, with the first tranche funded at the initial closing in October 2021 and the second tranche funded in January 2022 in connection with certain amendments to the Securities Purchase Agreement. The subsequent tranches under the Securities Purchase Agreement will be available subject to us meeting certain conditions, including, among others, that our volume-weighted average price is not below $3.00 per share for five or more trading days during the 30 days prior to a tranche funding date (the “Minimum Stock Price”). The availability of future funding under the Securities Purchase Agreement is dependent on whether the Minimum Stock Price condition will be met at future tranche dates. To date, we have funded our operations through equity and debt offerings and through payments from licensors.   We believe that our current cash and cash equivalents are only sufficient to fund our operating expenses into the third quarter of 2022 and this raises substantial doubt about our ability to continue as a going concern. These factors individually and collectively indicate that a material uncertainty exists that may cast significant doubt about our ability to continue as a going concern within one year from the date of the issuance of the consolidated financial statements. Our future viability is dependent on our ability to raise additional capital to finance our future operations. We have an active ATM program and can potentially raise funds through equity or debt offerings.  The sale of additional equity may dilute existing shareholders and newly issued shares may contain senior rights and preferences compared to currently outstanding common shares. Issued debt securities may contain covenants and limit our ability to pay dividends or make other distributions to shareholders. We may receive future milestone payments from licensors but that is dependent on achieving certain regulatory or commercial milestones that may never happen. We may seek additional funding through public or private financings, debt financing or collaboration agreements. The inability to obtain funding, as and when needed, would have a negative impact on our financial condition and ability to pursue our business strategies. If we are unable to obtain the required funding to run our operations and to develop and commercialize our product candidates, we could be forced to delay, reduce or eliminate some or all of our research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect our business prospects, or we may be unable to continue operations. Management continues to explore options to obtain additional funding, including through collaborations with third parties related to the future potential development and/or commercialization of our product candidates. However, there is no assurance that we will be successful in raising funds, closing a collaboration agreement, obtaining sufficient funding on terms acceptable to us, or if at all, which could have a material adverse effect on the our business, results of operations and financial conditions. We have based these estimates on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we currently expect. Our future material cash requirements will depend on many factors, including:

•	the scope, progress, results and costs of our ongoing and planned nonclinical studies and clinical trials for our product candidates;
•

the cost and timing of ongoing and planned manufacturing activities including active pharmaceutical ingredient and drug product pharmaceutical development and clinical trial supplies production for linzagolix and nolasiban;

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

If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, such as our licensing agreements with Organon for ebopiprant and Theramex for linzagolix, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or to grant licenses on terms that may not be favorable to us.

If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts, or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

The following table shows a summary of our cash flows for the periods indicated:

	Year Ended December 31,
(in thousands)	2021	2020	2019
Cash and cash equivalents at beginning of period	$31,183	$69,370	$138,640
Net cash used in operating activities	(70,304)	(70,766)	(90,611)
Net cash from (used in) investing activities	22,186	(5)	(5,046)
Net cash from financing activities	71,104	32,249	26,627
Effect of exchange rates	565	335	(240)
Cash and cash equivalents at end of period	$54,734	$31,183	$69,370

Operating Activities

Net cash used in operating activities consists of net loss before tax adjusted for changes in net working capital, or current assets less current liabilities, and for non-cash items such as depreciation and amortization, as well as the value of share-based services.

During the year ended December 31, 2021, $70.8 million of cash was used for operating activities, primarily as the result of our net loss before tax of $58.2 million, plus our non-cash items and changes in net working capital. Non-cash items amounted to $10.2 million and mainly consisted of our other operating income of $20.1 million partially offset by share-based compensations of $5.8 million and finance expense, net of $3.7 million. Changes in net working capital included primarily a $3.6 million increase in other receivables, decrease of $2.2 million in payables and a decrease of $3.5 million in accrued expenses and other long-term liabilities.

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

See our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 5, 2021, “Item 5.B. Liquidity and Capital Resources—Operating Activities” for a discussion of the operating activities for the year ended December 31, 2019.

Investing Activities

Net cash used in investing activities consists primarily of investments in leasehold improvements and furniture and fixtures, as well as investments in intangible assets through the execution of in-licensing agreements or the payment of development-based milestones to our licensors.

During 2021, net cash provided by investing activities consisted of $22.2 million and were from the proceeds from the disposal of our intangible assets for ebopiprant.

During 2020, net cash used in investing activities consisted primarily of investments in information technology equipment.

See our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 5, 2021, “Item 5.B. Liquidity and Capital Resources—Investing Activities” for a discussion of the investing activities for the year ended December 31, 2019.

Financing Activities

Net cash from financing activities consists primarily of proceeds from the sale of equity securities, warrant exercises, and borrowings under our credit facilities.

Cash flows from financing activities in 2021 mainly consisted primarily of the net proceeds from our credit facility with JGB, the sales of treasury shares under our ATM program and exercise of warrants, which were partially offset by the principal elements of lease payments as well as interest expense associated with our leases and debt instruments.

Cash flows from financing activities in 2020 mainly consisted primarily of the net proceeds from our underwritten public offering and concurrent private placement completed in September 2020 and the sales of treasury shares under our ATM program, which were partially offset by the principal elements of lease payments as well as interest expense associated with our leases and debt instruments.

See our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 5, 2021, “Item 5.B. Liquidity and Capital Resources—Financing Activities” for a discussion of the financing activities for the year ended December 31, 2019.

Material Cash Requirements from Contractual Obligations

The following table summarizes the contractual maturity profile of our on-balance sheet liabilities, including interest payments, as of December 31, 2021:

	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
	(in thousands)
Trade and other payables	(7,716)	-	-	-	(7,716)
Borrowings	(2,992)	(36,832)	-	-	(39,824)
Lease liabilities	(712)	(243)	-	-	(955)
Total as of December 31, 2021	(11,420)	(37,075)	-	-	(48,495)

Under our license agreements with Kissei and Merck Serono, we may be required to pay royalties in the future. In addition, pursuant to the Kissei license and supply agreement, we have agreed to make aggregate milestone payments of up to $63.0 million upon the achievement of specified developmental milestones, such as the initiation of clinical trials and receipt of regulatory approvals, of which we had paid $10.0 million as of December 31, 2021. With respect to any product we commercialize under the Kissei license and supply agreement, we have agreed to make additional aggregate milestone payments of up to $125.0 million to Kissei upon the achievement of specified commercial milestones.

We have not included any contingent payment obligation, such as milestone payments and royalties, in the table above as the amount, timing and likelihood of such payments are not known.

We enter into contracts in the normal course of business with CSOs for commercialization activities and CROs for clinical trials, nonclinical studies, manufacturing and other services and products for operating purposes. These contracts generally provide for termination upon notice, and therefore we believe that our non-cancelable obligations under these agreements are not material.

C. Research and Development

For a discussion of our research and development activities, see “Item 4.B—Business Overview” and “Item 5.A—Operating Results.”

D. Trend Information

For a discussion of trends, see “Item 5.A—Operating Results” and “Item 5.B—Liquidity and Capital Resources.”

E. Critical Accounting Estimates

For a discussion of our critical accounting estimates, see note 2 “Accounting principles applied in the preparation of the consolidated financial statements - Critical accounting estimates and judgments” to our consolidated financial statements.

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management.

The following table sets forth information regarding our executive officers and directors, including their ages, as of February 28, 2022. Our directors are appointed for one-year terms, which expire on the occasion of each annual general meeting. Accordingly, the terms of the directors set forth below will expire on the date of our 2022 annual general meeting of shareholders.

Name	Age	Position(s)
Executive Officers:

Brian O’Callaghan	52	Chief Executive Officer and Director
Will Brown	40	Chief Financial Officer
Elizabeth Garner	54	Chief Medical Officer
Jean-Pierre Gotteland	57	Chief Scientific Officer and Head of R&D
Clive Bertram	54	Chief Commercial Officer
Fabien de Ladonchamps	43	Chief Administrative Officer
Luigi Marro	56	Chief Transformation Officer
Katja Buhrer	40	Chief Strategy Officer

Non-Employee Directors:
Frank Verwiel	59	Chairperson of the Board of Directors
Ernest Loumaye	69	Director
Annette Clancy	67	Director
Ed Mathers	61	Director
Anne VanLent	73	Director
Catarina Edfjäll	56	Director

Stephanie Brown has been nominated by our board of directors for election to the board of directors at our 2022 annual general meeting. Effective December 1, 2021, Ms. Brown joined the board of directors as an observer.

Unless otherwise indicated, the current business addresses for our executive officers and directors is: Chemin des Aulx, 12, 1228 Plan-les-Ouates, Geneva, Switzerland.

Executive Officers

Brian O’Callaghan has served as our Chief Executive Officer since December 2020 to lead the Company through its future development, regulatory filings and product launches. He is a life science executive with extensive experience within biotech, large pharmaceutical companies and the CRO sector, as well as extensive global experience, having lived and worked in 5 different countries and both coasts of the US. Prior to joining ObsEva, Mr. O’Callaghan has held CEO positions at Petra Pharma (from 2017 to 2020), Acucela (from 2013 to 2015), Sangart (from 2008 to 2014) and BioPartners (from 2000 to 2004), as well as senior management positions at Pfizer (from 1992 to 1994), Merck Serono (from 1996 to 2000), Novartis (from 2004 to 2006), Covance (from 2006 to 2007) and NPS Pharmaceuticals (from 2007 to 2008). Mr. O’Callaghan has experience running both public and private companies, M&A’s, IPO’s, fundraising, divestments, spin-outs and strategic alliances. He also has extensive Board experience, having served on numerous biotech and 501c3 Boards. In particular, he is currently a member of the Board of Directors of Indaptus Therapeutics, Bolt Biotherapeutics and The Biocom Purchasing Group, all of which are based in California.

Will Brown joined ObsEva in January 2022 as Chief Financial Officer with extensive experience in capital markets, finance and accounting. From May 2018 to December 2021, Mr. Brown served as Chief Financial Officer of Altimmune, Inc. (NASDAQ: ALT) where he was critical in the company’s transformation and growth through more than $300 million of new equity issuances and a strategic acquisition. Mr. Brown has been a consultant to several private and public companies in a variety of accounting and tax matters both independently and as the managing partner of Redmont CPAs. Prior to his consulting role, he was an audit manager at PricewaterhouseCoopers and a Division Controller at Rheem, a multinational manufacturing company. Mr. Brown is a Certified Public Accountant and earned both his MBA and B.S. from Auburn University at Montgomery.

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

Clive Bertram joined ObsEva with nearly 30 years of experience in commercialization, strategic, corporate and business development. in the pharmaceutical industry. Most recently, he served as CCO at Petra Pharma from 2019 to 2020 and Sangart from 2008 to 2013. Mr. Bertram also served as an independent consultant from 2014 to 2020 leading client thinking for strategic and marketing planning insight as well as launch excellence and implementation. Prior to his CCO roles, Mr. Bertram held senior management positions at Pharmion Limited from 2007 to 2008, Chiron Biopharmaceuticals from 2005 to 2006, Celltech from 2003 to 2004 and Eli Lilly from 1992 to 2003. He holds a BSc (Hons.) in Pharmacology and Chemistry from the University of Sheffield.

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

Luigi Marro is a pharmaceutical and biotech executive with over 20 years of experience. He has a background in finance, operations and has managed global businesses across multiple therapeutic areas from development stages through commercialization. He joined ObsEva in October 2021, as Chief Transformation Officer to lead the Company’s strategic Commercial Operational Readiness initiative. Prior to joining ObsEva, Mr. Marro founded in February 2019 his own consulting company, Martan Market GmbH, to support biotech and pharma startups. From May 2014 to February 2019, he served as Chief Financial Officer at Finox Biotech, which launched the first biosimilar recombinant follicle stimulating hormone (r-FSH) product to market. From November 2012 to July 2013, Luigi held leadership positions at Voisin Life Sciences Consulting SA as Chief Operating Officer. He also acted as Senior Director Strategy Development and Business Performance at Merck Serono from January 2010 to October 2012. Mr. Marro also held elevating strategic roles at Serono, prior to its acquisition by Merck. Mr. Marro holds a university degree in Demographic and Economical Statistic Sciences from La Sapienza in Rome as well as a Master of Business Administration from Luiss Management school in Rome.

Katja Buhrer is a corporate development executive whose background spans corporate strategy, investor relations advisory, financial journalism, and capital markets. She joined ObsEva in February 2022, as Chief Strategy Officer to oversee a range of operational areas including corporate strategy, investor relations and public relations, and contribute in other areas such as business development and alliance management. Ms. Buhrer was previously Vice President Corporate Development, Investor Relations, and Chief of Staff at Kindred Biosciences, a veterinary biopharmaceutical company, from July 2018 to August 2021. Ms. Buhrer led various business initiatives at KindredBio, including business development and the M&A process that resulted in KindredBio’s acquisition by Elanco Animal Health in August 2021. From August 2021 to December 2021, she became Chief Operating Officer of KindredBio, a subsidiary of Elanco, during the integration of KindredBio into Elanco.

Prior to joining KindredBio, Ms. Buhrer was Managing Director at MBS Value Partners from December 2011 to November 2017 and Managing Director at Advisory Growth Advisors from November 2017 to June 2018, both investor relations consultancies. Her experience is further informed by roles in financial journalism and banking, including as an Editor, Reporter, and Columnist at The Australian Financial Review and in Capital Markets and Trading at Citigroup. Ms. Buhrer earned her Bachelor Commerce/Arts from the University of New South Wales, Australia.

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

Ernest Loumaye is a co-founder and member of our board of directors since its inception in November 2012. He served as our Chief Executive Officer since our inception until December 2020. From 2019 to January 2021, he was a member of the board of directors at AVA, a Zurich-based medtech company active in women's health. Previously, Dr. Loumaye co-founded PregLem, a Swiss specialty biopharmaceutical company sold to Gedeon Richter Plc., and served as its Chief Executive Officer and member of the board of directors from 2006 to October 2012. From 2011 to 2016, Dr. Loumaye served as chairperson and member of the board at Genkyotex, a public biopharmaceutical company developing treatments against various diseases based on enzyme inhibition. Dr. Loumaye holds an M.D. and a Ph.D. from University of Louvain, Belgium, with a specialization in Obstetrics and Gynecology. Dr Loumaye was research fellow at the National Institute of Health (NIH, Bethesda, MD, USA).

Annette Clancy has served as a member of our board of directors since November 2013 and served as our chairperson from November 2013 to December 2016. Ms. Clancy’s other current positions include member of the board of directors of Swedish Orphan Biovitrum AB since May 2014, a public biopharmaceutical company, as well as Chairperson of the Board of Directors of ENYO Pharma SA since June 2016. Since 2019, Ms. Clancy has acted as an Operational Investor at Jeito Capital, a French- based healthcare venture capital firm. In earlier years, Ms. Clancy has held a number of Board and Chairperson positions with a range of European based biotechnology companies and acted as a senior advisor at Frazier Healthcare Ventures, a U.S.-based healthcare venture capital firm from 2009 to 2017. Ms. Clancy also held various senior positions at GlaxoSmithKline, a global healthcare company up until 2008. Ms. Clancy holds a B.Sc. in Pharmacology from Bath University and a series of American Management Association diplomas in finance and marketing.

Ed Mathers has served as a member of our board of directors since February 2016. Mr. Mathers is a General Partner of NEA since August 2008 and is focused on biotechnology and specialty pharmaceuticals investments. He is a director of Rhythm Pharmaceuticals (Nasdaq: RYTM), Envisia Therapeutics, Synlogic (Nasdaq: SYBX), Senti Biosciences, Inozyme (Nasdaq: INZY), Reneo Pharma (Nasdaq: RPHM), Akouos (Nasdaq: AKUS), Trevi Therapeutics (Nasdaq:TRVI), Mirum Pharmaceuticals (Nasdaq: MIRM), Shape Therapeutics, MBX Biosciences, Code Biotherapeutics, and Affinia Therapeutics. Previously he was a board member of RA Pharmaceuticals (sold to UCB), Liquidia (Nasdaq: LQDA), Lumos Pharma (Nasdaq: LUMO), Curzion Pharmaceuticals (sold to Horizon), Amplyx Pharmaceuticals (sold to Pfizer) Lumena (sold to Shire), Ziarco (sold to Novartis), Motus Therapeutics (sold to Allergan), Plexxikon (sold to Daiichi Sankyo), Intarcia, Satori Pharmaceuticals, Southeast Bio, MedImmune, LLC, the Biotechnology Industry Organization (BIO), and a number of public biopharmaceutical boards. Prior to joining NEA, Mr. Mathers most recently served as Executive Vice President, Corporate Development and Venture, at MedImmune, Inc. Before joining MedImmune in 2002, he was Vice President, Marketing and Corporate Licensing and Acquisitions at Inhale Therapeutic Systems. Mr. Mathers spent 15 years at Glaxo Wellcome, Inc. (GlaxoSmithKline), where he held sales and marketing positions of increasing responsibility. He earned his bachelor's degree in chemistry from North Carolina State University, Raleigh.

Anne VanLent has served as a member of our board of directors and chair of the audit committee since May 2021. Since May 2018, Ms. VanLent has been President of AMV Advisors, providing corporate strategy and financial consulting services to emerging growth life sciences companies. Ms. VanLent had been Executive Vice President and Chief Financial Officer of Barrier Therapeutics, Inc., a publicly traded pharmaceutical company, from May 2002 through April 2008. Ms. VanLent also worked for eight years, from March 1985 to February 1993, as Senior Vice President and Chief Financial Officer of The Liposome Company, Inc., a publicly traded biopharmaceutical company. Ms. VanLent has served as a director, chair of the

Audit Committee of Trevi Therapeutics, Inc since October 2018 and is currently also a member of the Nominating and Governance Committee. She has also served as a director and chair of the Audit Committee of Applied Genetics Technologies Corporation since August 2016. Until June 2020, she also served as a director, chair of the Audit Committee and member of the Compensation Committee of Vaxart, Inc. as a result of its merger in February 2018 with Aviragen Therapeutics, Inc., where she served as lead director, chair of the Audit Committee and member of the Nominating and Governance Committee. From April 2011 to December 2017, she served as a director, chair of the Audit Committee, and chair of the Nominating and Governance Committee of Ocera Therapeutics, Inc. From April 2013 through June 2017 she served as a director, member of the Audit Committee, and member of the Compliance Committee of Novelion Pharmaceuticals, Inc. From July 2013 to May 2016, Ms. VanLent served as a director, chair of the Audit Committee, and member of the Compensation Committee of Onconova Therapeutics, Inc. From 1997 to May 2013, she served as a director of Integra Life Sciences Holdings, Inc. and chaired its audit committee from 2006 until 2012. Ms. VanLent received a B.A. degree in Physics from Mount Holyoke College.

Catarina Edfjäll is a Global Regulatory Affairs Expert with more than 25 years of experience in the biotech and pharma sector, now working as an independent consultant and mentor. She has profound drug development experience across the entire product lifecycle, from development to launch, and across many therapeutic areas, including rare diseases. She was responsible for the successful regulatory approval of 20 innovative medicinal products and new indications in more than 50 countries. In her most recent senior management role, Ms. Edfjäll was the global head of regulatory affairs at CSL Behring (from 2013 to 2019). Prior to that, she held leadership positions in regulatory affairs at companies formerly known as Shire (from 2011 to 2013), Celgene (from 2006 to 2011) and Actelion (from 2001 to 2006). She started her career at F. Hoffmann-La Roche (from 1993 to 2000). Since 2020, Ms. Edfjäll has served as a Board Member at the Cancer Drug Development Forum (CDDF). She was also a board member at the International Collaboration on Rare Diseases & Orphan Drugs (ICORD) from 2008 to 2012 and from 2014 to 2021. She has been actively involved in several multi-stakeholder organizations, including the European Medicines Agency´s Committee for Orphan Medicinal Products´ Working Group with Interested Parties. Catarina holds a Master in biotechnology engineering from the Ecole Supérieure de Biotechnologie in Strasbourg, a Ph.D. in biochemistry from the University in Basel and a Corporate Governance Certification from the Swiss Board School and the University of St Gallen.

The table below provides certain highlights of the composition of our board members and nominees. Each of the categories listed in the below table has the meaning as it is used in Nasdaq Rule 5605(f).

Board Diversity Matrix
Country of Principal Executive Offices:	Switzerland
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Family Relationships

There are no family relationships among any of our executive officers or directors.

B. Compensation.

Compensation of Executive Officers and Directors

For the year ended December 31, 2021, the aggregate compensation paid to the members of our board of directors and our executive officers for services in all capacities was $9.5 million, including $5.5 million of share-based compensation.

During the year ended December 31, 2021, other than the 2017 equity incentive plan outlined below, we had no performance based compensation programs.

The amount set aside by us to provide pension, retirement or similar benefits to members of our board of directors or executive officers amounted to a total of $0.2 million in the year ended December 31, 2021.

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

The members of our board of directors are eligible to participate in our 2017 Equity Incentive Plan, as amended, or our 2017 Plan. The following table summarizes the options that we granted to our non-employee directors pursuant to our 2017 Plan during the year ended December 31, 2021.

Name	Number of Shares Underlying Option Grant	Exercise Price	Grant Date	Expiration Date
Frank Verwiel	24,570	$3.76	February 24, 2021	February 23, 2031
Ernest Loumaye	24,570	$3.76	February 24, 2021	February 23, 2031
Annette Clancy	24,570	$3.76	February 24, 2021	February 23, 2031
Ed Mathers	24,570	$3.76	February 24, 2021	February 23, 2031
Anne VanLent	49,140	$2.92	May 28, 2021	May 27, 2031
Catarina Edfjäll	49,140	$3.03	June 30, 2021	June 29, 2031
Barbara Duncan(1)	24,570	$3.76	February 24, 2021	February 23, 2031
Jim Healy(2)	24,570	$3.76	February 24, 2021	February 23, 2031
Rafaèle Tordjman(2)	24,570	$3.76	February 24, 2021	February 23, 2031
Jacky Vonderscher(3)	24,570	$3.76	February 24, 2021	February 23, 2031

(1) Ms. Duncan ceased serving on our board of directors as of May 28, 2021.

(2) Mr. Healy and Ms. Tordjman did not stand for reelection to our board of directors at our 2021 Annual General Meeting.

(3) Mr. Vonderscher ceased serving on our board of directors as of November 19, 2021.

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

The following table sets forth the compensation received by our non-employee directors for the year ended December 31, 2021.Brian O’Callaghan, member of our board of directors and who served as our Chief Executive Officer, did not receive additional compensation for his services as a director.  The compensation received by the board of directors for the year ending December 31, 2021 is in US dollars, and was converted from Swiss francs (when applicable) according to an USD/CHF exchange rate of 0.913846 corresponding to the average USD/CHF exchange rate for the year ended December 31, 2021, was as follows:

Name	Fees Earned	Social Charges	Equity Awards (4)	All Other Compensation	Total
Frank Verwiel	$ 78,000	$ 14,000	$ 72,000	_	$ 164,000
Ernest Loumaye	$ 55,000	$ 7,000	$ 72,000	_	$ 134,000
Annette Clancy	$ 55,000	$ 7,000	$ 72,000	_	$ 134,000
Anne VanLent	$ 33,000	$ 7,000	$ 112,000	_	$ 152,000
Barbara Duncan (1)	$ 22,000	$ 9,000	$ 72,000	_	$ 103,000
Catarina Edfjäll	$ 22,000	$ 13,000	$ 116,000	_	$ 151,000
Ed Mathers	$55,000	$ 12,000	$ 72,000	_	$ 139,000
Jim Healy (2)	$ 19,000	$ 8,000	$ 72,000	_	$ 99,000
Rafaèle Tordjman (2)	$ 19,000	$ 8,000	$ 72,000	_	$ 99,000
Jacky Vonderscher (3)	$ 35,000	$ 4,000	$ 72,000	_	$ 111,000

(1) Ms. Duncan ceased serving on our board of directors as of May 28, 2021.

(2) Mr. Healy and Ms. Tordjman did not stand for reelection to our board of directors at our 2021 Annual General Meeting.

(3) Mr. Vonderscher ceased serving on our board of directors as of November 19, 2021.

(4) Fair value of equity instruments granted during the period, as determined under IFRS2.

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

Variable compensation comprises performance-related cash bonuses that are based on target bonuses which could be of 40% or 50% of the base salary depending on the executive officer’s position and level of responsibility. The actual amount of cash bonus awarded for a specific year to an executive officer ranges from 50% to 150% of the target bonus for such executive officer. The adjustment rate applied to the target bonus of an executive officer is determined at the end of every year based on our general performance and the executive officer’s individual performance for such fiscal year, which performance is assessed based on annual corporate and individual objectives. We do not use specific metrics to calculate the adjustment rates, which are determined at the sole and full discretion of the compensation, nominating and corporate governance committee of our board of directors and subject to approval by our board of directors. The average adjustment rate to target bonuses of executive officers was capped at 120% for the year ended December 31, 2021, as a result of our general performance. For 2021, on average, variable cash compensation represented approximately 29% of the total cash compensation of our executive officers, or 35% of their fixed cash compensation.

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

The following table sets forth the compensation received by our executive officers for the year ended December 31, 2021.

Name	Cash-based compensation	Social charges(1)	Equity Awards(2)	All Other Compensation(3)	Total
Brian O’Callaghan	$ 992,000	$ 123,000	$ 730,000	$ 9,000	$ 1,854,000
Other executive officers(4)	$ 3,010,000	$ 538,000	$ 3,939,000	$ 164,000	$ 7,651,000

(1) Includes social charges on cash-based compensation and fair value of equity instruments granted.

(2) Fair value of equity instruments granted during the period, as determined under IFRS.

(3) Represents pension contributions.

(4)

Include compensation received by Wim Souverijns up to his departure from the Executive Committee, and David Renas, Clive Bertram and Luigi Marro, as from their appointments to the Executive Committee in 2021.

Non-Voting Share Incentive Plan

On November 26, 2013, we adopted an incentive plan, or the 2013 Plan, under which, subject to the approval of our board of directors, we may grant awards of restricted non-voting shares to eligible participants. As of the date of our initial public offering, all non-voting shares issued under the 2013 Plan were immediately converted into common shares, with a par value of CHF 1/13 each. All converted common shares are still subject to all provisions provided under the 2013 Plan, or as otherwise set out in the participant’s issuance agreement. The material terms of the 2013 Plan are set forth below.

All of our employees, advisors, including scientific consultants, agents and members of our board of directors are eligible to participate in the 2013 Plan. As of December 31, 2021, there were 1,854,502 issued and outstanding common shares awarded under the 2013 Plan. Under the 2013 Plan, common shares held by participants are subject to a four-year vesting period, or as otherwise set out in the participant’s issuance agreement. Under the 2013 Plan, one-fourth of the common shares would vest upon the first anniversary of the issuance date, and one-36th of the remaining common shares would vest, starting from the first anniversary of the issuance date, over a total period of three years. Upon a termination of employment, certain forfeiture provisions may apply to a participant’s vested or unvested common shares. As of December 31, 2021, all common shares awarded under the 2013 Plan are fully vested.

2017 Equity Incentive Plan

Following the completion of our initial public offering, we ceased issuing any new grants under the 2013 Plan, and began issuing new awards under our 2017 Plan. Our 2017 Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code, or the Code, to our employees and our parent and subsidiary corporations’ employees, and for the grant of non-statutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards and other forms of stock compensation to our employees, including officers, consultants and directors. Our 2017 Plan also provides for the grant of performance cash awards to our employees, consultants and directors.

Authorized Shares

The maximum number of our common shares that may be issued under our 2017 Plan is 13,880,413 shares. The maximum number of common shares that may be issued pursuant to the exercise of incentive stock options under our 2017 Plan is 8,300,000 shares.

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

C. Board Practices.

Our board of directors is composed of seven members. Each director is elected for a one-year term. The current members of our board of directors were appointed at our annual general meeting of shareholders held on May 28, 2021 to serve until our 2022 annual general meeting of shareholders.

We are a foreign private issuer. As a result, in accordance with the Nasdaq listing requirements, we may rely on home country governance requirements and certain exemptions thereunder rather than relying on the stock exchange corporate governance requirements. However, our board of directors has undertaken a review of the independence of the directors and determined that, under current Nasdaq listing requirements, Frank Verwiel, Annette Clancy, Anne VanLent, Ed Mathers and Catarina Edfjäll, representing five of our seven directors, are “independent directors.” In making such determination, our board of directors considered whether any director has a material relationship with us that could compromise their ability to exercise independent judgment in carrying out their responsibilities. For an overview of our corporate governance principles, see “Item 10.B—Memorandum and Articles of Association.”

Board Committees

Our board of directors has established an audit committee and a compensation, nominating and corporate governance committee.

Audit Committee

The audit committee, which consists of Anne VanLent, Ed Mathers and Frank Verwiel, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the compensation, retention and oversight of the work of our independent registered public accounting firm and statutory auditors who are appointed by the shareholders pursuant to Swiss corporation law. Ms. VanLent serves as chairman of the committee. The audit committee consists exclusively of members of our board of directors who are financially literate, and Ms. VanLent is considered an “audit committee financial expert” as defined by the U.S. Securities and Exchange Commission, or SEC. Our board of directors has determined that Ms. VanLent, Mr. Mathers and Dr. Verwiel satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and under the NASDAQ listing standards.

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

Compensation, Nominating and Corporate Governance Committee

Our compensation, nominating and corporate governance committee consists of three members, Annette Clancy, Ed Mathers and Catarina Edfjall. Our board of directors has determined that each of Ms. Clancy, Mr. Mathers and Dr. Edfjall are independent under the Nasdaq listing standards, are “non-employee directors” as defined in Rule 16b-3 promulgated under the Exchange Act. The chair of our compensation, nominating and corporate governance committee is Ms. Clancy. The primary purpose of our compensation, nominating and corporate governance committee is to discharge our board of directors’ responsibilities to oversee our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate. We are subject to the Swiss Ordinance against excessive compensation in listed stock corporations, known as the “Minder” rules. As a result of the Minder rules, the members of the compensation, nominating and corporate governance committee must be elected by our shareholders and the aggregate compensation of our board of directors and executive officers must also be approved by our shareholders.

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

D. Employees.

As of December 31, 2021, we had 51 employees. None of our employees are represented by any collective bargaining agreements. We believe that we maintain good relations with our employees. At each date shown, we had the following number of employees, broken out by department and geography.

	As of December 31,
	2021	2020	2019
Function
Research and preclinical development	10	9	9
Clinical, medical and regulatory affairs	28	23	25
Management and administrative	13	13	19
Total	51	45	53
Geography
Switzerland	45	41	47
United States	6	4	6

E. Share Ownership.

For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

The following table sets forth information with respect to the beneficial ownership of our common shares as of December 31, 2021 for:

•	each beneficial owner of 5% or more of our outstanding common shares;
•	each of our directors and executive officers; and
•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include common shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of December 31, 2021. Percentage ownership calculations are based on 79,955,268 common shares (excluding 5,265,203 treasury shares) outstanding as of December 31, 2021.

Except as otherwise indicated, all of the shares reflected in the table are common shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of common shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding common shares subject to options held by that person that are immediately exercisable or exercisable within 60 days of December 31, 2021. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of ObsEva SA, Chemin des Aulx, 12, 1228 Plan-les-Ouates, Geneva, Switzerland.

Name of Beneficial Owner	Number	Percentage
Principal Shareholders:
Sofinnova Venture Partners VIII, L.P.(1)	4,749,623	5.9%
New Enterprise Associates 15, L.P.(2)	4,586,563	5.6%
Executive Officers and Directors:
Brian O'Callaghan	(*)
Will Brown	(*)
Jean-Pierre Gotteland	(*)
Elizabeth Garner	(*)
Clive Bertram	(*)
Katja Bührer	(*)
Luigi Marro	(*)
Fabien de Ladonchamps	(*)
Ernest Loumaye(3)	4,740,756	5.9%
Annette Clancy	(*)
Anne VanLent	(*)
Catarina Edfjäll	(*)
Ed Mathers(2)(4)	4,713,343	5.9%
Frank Verwiel	(*)
All current directors and executive officers as a group (14 persons)(5)	11,483,764	14.4%

*Represents beneficial ownership of less than 1%.

(1)

The information is based on the number of our common shares reported by Sofinnova Venture Partners VIII, L.P., or Sofinnova VIII, Sofinnova Management VIII, L.L.C., and Dr. James I. Healy, in an Amendment No. 4 to Schedule 13D filed with the SEC on February 28, 2022. Consists of 4,749,623 common shares directly held by Sofinnova VIII. Sofinnova Management VIII, L.L.C. is the general partner of Sofinnova VIII and Dr. James I. Healy, the managing members of Sofinnova Management VIII, L.L.C., may be deemed to have shared voting and dispositive power with respect to such shares. The address of Sofinnova VIII is c/o Sofinnova Investments, Inc., 3000 Sand Hill Road, Bldg. 4, Suite 250, Menlo Park, California 94025.

(2)

The information is based on the number of our common shares reported by New Enterprise Associates 15, L.P in notifications filed with the SIX Swiss Exchange. Consists of 4,586,563 common shares directly held by NEA 15. The shares directly held by NEA 15 are indirectly held by NEA Partners 15, L.P., or NEA Partners 15, the sole general partner of NEA 15, NEA 15 LLC, the sole general partner of NEA Partner 15 and each of the individual Managers , NEA 15 GP, LLC, or of NEA 15 LLC. The individual Managers of NEA 15 LLC, or collectively, the NEA 15 Managers, are Forest Baskett, Anthony A. Florence, Jr., Scott D. Sandell, and Peter W. Sonsini. NEA 15, NEA Partners 15, NEA 15 LLC and the NEA 15 Managers share voting and dispositive power with regard to our securities directly held by NEA 15. Ed Mathers, a partner of New Enterprise Associates, Inc., is a member of our board of directors. The address of New Enterprise Associates 15, L.P. is c/o New Enterprise Associates, Inc., 1954 Greenspring Drive, Suite 600, Timonium, Maryland 21093.

(3)	Includes 525,712 common shares issuable upon the exercise of options that are exercisable within 60 days of December 31, 2021.
(4)	Includes 308,268 common shares issuable upon the exercise of options that are exercisable within 60 days of December 31, 2021.
(5)	Includes 336,273 common shares issuable upon the exercise of options that are exercisable within 60 days of December 31, 2021.
(6)	Includes 192,147 common shares issuable upon the exercise of options that are exercisable within 60 days of December 31, 2021.
(7)	Includes 825,306 common shares issuable upon the exercise of options that are exercisable within 60 days of December 31, 2021.
(8)	Includes 105,780 common shares issuable upon the exercise of options that are exercisable within 60 days of December 31, 2021.
(9)	Includes 12,285 common shares issuable upon the exercise of options that are exercisable within 60 days of December 31, 2021.

(10)	Includes 10,920 common shares issuable upon the exercise of options that are exercisable within 60 days of December 31, 2021.
(11)	Includes 126,780 common shares issuable upon the exercise of options that are exercisable within 60 days of December 31, 2021.
(12)	Includes 112,280 common shares issuable upon the exercise of options that are exercisable within 60 days of December 31, 2021.
(13)	Includes 2,555,751 common shares issuable upon the exercise of options that are exercisable within 60 days of December 31, 2021.

As of December 31, 2021, we estimate that approximately 12% of our outstanding common shares were held in the United States by two holders of record. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose common shares are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B. Related Party Transactions.

Since January 1, 2021, we have engaged in the following transactions with our directors, executive officers and holders of more than five percent (5%) of our outstanding voting securities and their affiliates, which we refer to as our related-parties.

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

B. Significant Changes.

There have been no significant changes since the date of the financial statements appended to this Annual Report. See note 24 to our consolidated financial statements for details of events after the reporting period.

Item 9. The Offer and Listing.

A. Offer and Listing Details.

Our common shares have been listed on the Nasdaq Global Select Market, or Nasdaq, under the symbol “OBSV” since January 26, 2017, and on SIX Swiss Exchange, or SIX, under the symbol “OBSN” since July 13, 2018. Prior to January 26, 2017, there was no public trading market for our common shares.

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

Share Capital

As of December 31, 2021, our issued and fully paid-in share capital registered with the commercial registry of the Swiss canton of Geneva, Switzerland, consisted of 85,220,471 common shares, par value CHF 1/13 per share, or approximately CHF 0.0769 per share, and no preferred shares. As of March 9, 2022, our issued and fully paid-in share capital registered with the commercial registry of the Swiss canton of Geneva, Switzerland, consisted of 108,620,471 common shares, par value CHF 1/13 per share, and no preferred shares. As of March 9, 2022, all of our issued shares were registered with the commercial registry of the Swiss canton of Geneva, Switzerland.

Under our articles of association, as amended on February 11, 2022, our board of directors is authorized, at any time until May 28, 2023, to increase our share capital by a maximum aggregate par value of CHF 1,323,864 through the issuance of not more than 17,210,232 common shares, which would have to be fully paid-in, with a par value of CHF 1/13 per share.

Under our articles of association, as amended on February 11, 2022, our share capital may be increased by a maximum aggregate amount of CHF 1,058,316 through the issuance of not more than 13,758,108 common shares, par value CHF 1/13 per share, in connection with our equity incentive plans.

Under our articles of association, as amended on February 11, 2022, our share capital may be increased by a maximum aggregate amount of CHF 1,757,855 and 9/13th of a Swiss franc through the issuance of not more than 22,852,124 common shares, which would have to be fully paid-in, with a par value of CHF 1/13 each, by the exercise of option and conversion rights granted in connection with convertible bonds or similar instruments of the Company or one of our subsidiaries.

Our share capital activity was as follows:

Common shares registered in the commercial registry at January 1, 2018	37,131,262
Common shares registered in the commercial registry in March 2018	3,499,990
Common shares registered in the commercial registry in June 2018	4,750,000
Common shares registered in the commercial registry at December 31, 2018	45,381,252
Common shares registered in the commercial registry in March 2019	110,364
Common shares registered in the commercial registry in July 2019	3,064,048
Common shares registered in the commercial registry at December 31, 2019	48,555,664
Common shares registered in the commercial registry in April 2020	3,320,337
Common shares registered in the commercial registry on September 8, 2020	7,810,266
Common shares registered in the commercial registry on September 29, 2020	516,352
Common shares registered in the commercial registry at December 31, 2020	60,202,619
Common shares registered in the commercial registry on February 1, 2021	6,020,248
Common shares registered in the commercial registry on February 15, 2021	14,997,604
Common shares registered in the commercial registry on July 13, 2021	4,000,000
Common shares registered in the commercial registry at December 31, 2021	85,220,471
Common shares registered in the commercial registry on February 14, 2022	23,400,000
Common shares registered in the commercial registry at March 9, 2022	108,620,471

From January 1, 2018 through March 9, 2022, the following events have changed the number of our issued common shares:

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

•

During the 2021 Annual General Meeting, our shareholders decided to amend the articles of association of the company in order to authorize our board of directors, at any time until May 28, 2023, to increase our share capital by a maximum aggregate par value of CHF 3,123,864 through the issuance of not more than 40,610,232 common shares, which would have to be fully paid-in, with a par value of CHF 1/13 per share. In addition, our shareholders decided to amend the articles of association of the company in order to enable the increase of our share capital from time to time by the issuance of up to 13,758,108 common shares, par value CHF 1/13 per share, upon exercise of options or pre-emptive rights thereof, which have been issued or granted to employees, directors or consultants of our company or of one of our subsidiaries under the terms of our equity plans. Further, our shareholders decided to amend the articles of association of the company in order to enable the increase of our share capital from time to time by the issuance of up to 26,852,124 common shares, par value CHF 1/13 per share, by the exercise of option and conversion rights granted in connection with convertible bonds or similar instruments of the Company or one of our subsidiaries. Our revised articles of association were recorded with the commercial registry of the Swiss canton of Geneva, on July 13, 2021.

•

On June 30, 2021, our articles of association were amended in order to reflect the issuance of 4,000,000 additional common shares out of our conditional capital for financing purposes, further to the exercise of outstanding warrants issued in the context of the underwritten offering of September 2020. These changes were recorded with the commercial registry of the Swiss canton of Geneva, on July 13, 2021.

•

On January 28, 2022, our board decided to issue 23,400,000 common shares, at par value, which were subscribed for by our U.S. wholly-owned subsidiary, ObsEva USA Inc., for the purpose of rebuilding our pool of treasury shares. The increase of our share capital was recorded with the commercial registry of the Swiss canton of Geneva, on February 14, 2022.

Articles of Association

When we refer to our articles of association in this Form 20-F, we refer to our amended and restated articles of association, as amended on February 11, 2022.

Under our articles of association, as amended on February 11, 2022, our board of directors is authorized, at any time until May 28, 2023, to increase our share capital by a maximum aggregate par value of CHF 1,323,865 through the issuance of not more than 40,610,232 common shares, which would have to be fully paid-in, with a par value of CHF 1/13 per share.

Under our articles of association, as amended on February 11, 2022, our share capital may be increased by a maximum aggregate amount of CHF 1,757,855 and 9/13th of a Swiss franc through the issuance of not more than 22,852,124 common shares, which would have to be fully paid-in, with a par value of CHF 1/13 each, by the exercise of option and conversion rights granted in connection with convertible bonds or similar instruments of the Company or one of our subsidiaries.

Under our articles of association, as amended on February 11, 2022, our share capital may be increased by a maximum aggregate amount of CHF 1,058,316 through the issuance of not more than 13,758,108 common shares, par value CHF 1/13 per share, in connection with our equity incentive plans.

C. Material Contracts.

At the Market (ATM) Program

On March 16, 2018, we entered into an agreement with Jefferies LLC to sell treasury shares from time to time at our discretion under an “at the market” (ATM) program, with aggregate gross sales proceeds of up to $50.0 million. On August 7, 2019, this agreement was amended to increase the aggregate gross sales proceeds that may be generated under the ATM program by $25.0 million, for aggregate gross sales proceeds of up to $75.0 million. Through the date the ATM program was terminated in March 2021, we generated gross proceeds of $75.0 million under the program.

In March 2021, we terminated our prior ATM program with Jefferies and entered into a new agreement, or the Sales Agreement, with SVB Leerink LLC, or the Agent, to sell treasury shares from time to time at our discretion under an ATM program, with aggregate gross sales proceeds of up to $50.0 million. The Sales Agreement provides that the commission payable to the Agent for sales of common shares with respect to which the Agent acts as sales agent shall be 3.0% of the gross sales price for such common shares sold pursuant to the Sales Agreement. The Sales Agreement contains customary representations and warranties of the parties and indemnification and contribution provisions under which the Company and the Agent have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. We and the Agent have the right, by giving written notice as specified in the Sales Agreement, to terminate the Sales Agreement. Through December 31, 2021, we generated gross proceeds of $19.1 million under the Sales Agreement.

Securities Purchase Agreement

On October 12, 2021, we entered into the Securities Purchase Agreement with certain funds and accounts managed by JGB which is structured to provide up to $135 million in borrowing capacity, available in nine tranches. We received gross proceeds of $30 million from the first tranche at closing and used the proceeds to repay all amounts outstanding under our existing Credit Facility Agreement with Oxford.  Upon payoff, the Credit Facility Agreement was terminated and the security interests in our assets that secured the Credit Facility Agreement were released.

On January 28, 2022, we entered into an amendment agreement and an amended and restated securities purchase agreement, or the Amendment Agreements, with JGB to amend the Securities Purchase Agreement.  The Amendment Agreements adjusted the principal balance payable at maturity for the notes to be issued in the second tranche to $10.5 million ($975,000 of original issue discount) and the conversion price for the notes to be issued in the second tranche to a price of $1.66 per common share, and accelerated the issuance of the second tranche to January 28, 2022. In addition, as adjusted pursuant to the Amendment Agreements, we issued a warrant to purchase 1,018,716 of our common shares at an exercise price of $1.87 per share. Additionally, JGB waived certain conditions required to be met to fund the second tranche, including that our volume-weighted average price was not below $3.00 per share for five or more trading days during the 30 days prior to the funding date for the second tranche, in exchange for a payment of $1.25 million and the amended terms for the notes and warrants to be issued in the second tranche In connection with the Amendment Agreements, we received net proceeds of $8.25 million from the second tranche, after accounting for expenses and the $1.25 million waiver payment to JGB. We are able to potentially receive gross proceeds of $16.725 million from the third tranche and $13.125 million from each remaining tranche thereafter. The third tranche will be funded in May 2022 and each subsequent tranche will be funded 90 days after the preceding tranche.

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

Based on our analysis of our income, assets, activities and market capitalization for our taxable year ending December 31, 2021, we do not believe that we were a PFIC for our taxable year ending December 31, 2021. However, our operations generate very limited amounts of non-passive income. Until we generate sufficient revenue from active licensing and other non-passive sources, there is a risk that we will be a PFIC under the PFIC income test. Moreover, we hold a substantial amount of cash and cash equivalents. Because the calculation of the value of our assets may be based in part on the value of our common shares, the value of which may fluctuate considerably, our PFIC status may change from year to year and it is difficult to predict whether we will be a PFIC under the PFIC asset test for the current year or any future year. Therefore, we have not yet made any determination as to our expected PFIC status for the current year. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the IRS will agree with our conclusion. Because PFIC status is a fact specific determination, and generally cannot be made until the close of the taxable year in question, no assurance can be given that we will not be a PFIC for our current taxable year and that we will not be a PFIC in future taxable years. Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in us being treated as a PFIC for our taxable year ending December 31, 2020 or us becoming a PFIC for the current taxable year or any future taxable years. Our United States counsel expresses no opinion with respect to our PFIC status for prior years, the current taxable year or any future years.

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

As of December 31, 2021, we had $54.7 million of cash and cash equivalents and we had a debt instrument outstanding with a principal carrying amount of $31.5 million.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

A. Not applicable.

B. Not applicable.

C. Not applicable.

D. Not applicable.

E. Use of Proceeds

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

During the year ended December 31, 2021, we sold a total of 15,933,420 treasury shares at an average price of $3.28 per share, as part of our ATM program, for a total gross amount of $53.7 million. During the year ended December 31, 2021, 6,448,240 warrants were exercised at an average price of $3.43 per share, resulting in proceeds of $22.1 million.

We anticipate that we will use the remaining net proceeds from our ATM program and our available tranches under the Securities Purchase Agreement with JGB to advance the development of linzagolix and nolasiban and to fund other research and development activities, as well as for working capital and other general corporate purposes. None of the net proceeds were used to make payments (other than compensation paid to our executive officers, directors and an affiliate of one of our directors, each as described in this Annual Report), directly or indirectly, to (i) any of our directors, officers or their associates, (ii) any persons owning 10% or more of our common shares or (iii) any of our affiliates. The intended use of the net proceeds has not materially changed from the information mentioned in (i) the prospectus relating to the Registration Statement on Form F-1, relating to our initial public offering, (ii) the prospectus supplement relating to the Registration Statement on Form F-3, relating to our ATM program, (iii) the prospectus supplement relating to the Registration Statement on Form F-3, relating to our June 2018 offering and (iv) the prospectus supplement relating to the Registration Statement on Form F-3, relating to our September 2020 offering.

Item 15. Controls and Procedures.

Disclosure Controls and Procedures

Our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2021, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Under the supervision and with the participation of our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), management assessed our internal control over financial reporting based upon the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2021.

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

Item 16A. Audit Committees Financial Expert.

Our board of directors has determined that Anne VanLent is an “audit committee financial expert” as defined by SEC rules and has the requisite financial sophistication under the applicable rules and regulations of the Nasdaq Stock Market. Ms. VanLent is independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market.

Item 16B. Code of Business Conduct and Ethics.

We have adopted a Code of Business Conduct and Ethics, or the Code of Conduct, that is applicable to all of our employees, executive officers and directors. A copy of the Code of Conduct is available on our website at www.obseva.com.

Item 16C. Principal Accountant Fees and Services.

PricewaterhouseCoopers SA, or PwC, has served as our independent registered public accounting firm for 2021 and 2020. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	December 31,
	2021	2020
	(in thousands)
Audit Fees	$735	$696
Audit-Related Fees	-	-
Tax Fees	274	-
Other Fees	511	-
Total	$1,520	$696

“Audit Fees” consist of fees billed for the annual audit of our consolidated financial statements, and the statutory audit of our consolidated and stand-alone financial statements. Audit Fees also include services that only our independent external auditor can reasonably provide, such as the review of documents filed with the SEC.

“Audit-Related Fees” consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of its financial statements or that are traditionally performed by the external auditor, and mainly include services such as comfort letters issued in connection with securities offerings, due diligence and agreed-upon or expanded audit procedures.

“Tax Fees” consist of tax compliance and tax planning and advice, including advice related to changes in tax laws.

“Other Fees” consist of advisory services related to commercial readiness and subscriptions to knowledge tools.

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

Item 16H. Mine Safety Disclosure.

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 17. Financial Statements.

See pages F-1 through F-31 of this Annual Report on Form 20-F.

Item 18. Financial Statements.

Not applicable.

Item 19. Exhibits.

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	Articles of Association of the Registrant	Form F-3	333-262820	4.1	02/17/2022

2.1	Description of securities	Form 20-F	001-37993	2.1	03/05/2020

4.1	Registration Rights Agreement by and among the Registrant and certain holders of its capital shares, dated as of January 17, 2017	Form F-1/A	333-215383	4.1	01/23/2017

4.2+	License Agreement, by and between the Registrant and Ares Trading S.A., dated as of August 28, 2013	Form F-1	333-215383	10.1	12/30/2016

4.3+	License Agreement, by and between the Registrant and Ares Trading S.A., dated as of June 10, 2015, as amended	Form F-1	333-215383	10.2	12/30/2016

4.4*+

Exclusive License Agreement, by and between the Registrant and Kissei Pharmaceutical Co., Ltd., dated as of November 19, 2015, as amended pursuant to an amendment agreement dated May 29, 2017, October 16,  2017, October 12, 2021 and December 27, 2021

4.5+	Cost Splitting Agreement, by and between the Registrant and Kissei Pharmaceutical Co., Ltd., dated as of February 6, 2017	Form 20-F	001-37993	4.6	04/21/2017

4.6	English language translation of Lease Agreement between the Registrant and Eldista GmbH, dated as of July 1, 2013, as amended	Form F-1	333-215383	10.4	12/30/2016

4.7	Registration Rights Agreement, by and between the Registrant and the investors named therein, dated as of October 9, 2017	Form 6-K	001-37993	99.2	10/11/2017

4.8†	Form of Indemnification Agreement between the Registrant and each of its executive officers and directors	Form F-1/A	333-215383	10.5	01/17/2017

4.9†	Incentive Plan (including form of Issuance Agreement)	Form F-1/A	333-215383	10.6	01/06/2017

4.10†	2017 Equity Incentive Plan	Form F-1/A	333-215383	10.7	01/17/2017

4.11†	Form of Stock Option Grant Notice and Stock Option Agreement under 2017 Equity Incentive Plan	Form F-1/A	333-215383	10.8	01/17/2017

4.12	Sublicense Agreement among the Registrant and Hangzhou Yuyuan BioScience Technology Co., Ltd., dated January 13, 2020	Form 20-F	001-37993	4.17	03/05/2020

4.13*+	License Agreement, dated as of July 26, 2021, by and between the Registrant and Organon International GmbH.

Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

4.14*+	License Agreement between the Registrant and Theramex HQ UK Limited, dated as of February 10, 2022.

4.15	Amendment Agreement, dated as of January 28, 2022, by and among the Registrant, the Subsidiary Guarantors and the Holder.	Form 6-K	001-37993	99.2	01/28/2022

4.16+	Amended and restated Securities Purchase Agreement, deemed dated as of October 12, 2021, by and among the Registrant and the Purchasers.	Form 6-K	001-37993	99.3	01/28/2022

4.17	Registration Rights Agreement, dated as of October 12, 2021, by and between the Company and the Purchasers.	Form 6-K/A	001-37993	99.5	10/13/2021
4.18	Sales Agreement, dated March 5, 2021, by and between the Company and SVB Leerink LLC	Form 6-K	001-37993	1.1	03/05/2021

8.1*	List of subsidiaries of the Registrant

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers SA

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

104	The cover page from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, formatted in Inline XBRL (Included as Exhibit 101)

*	Filed herewith.
**	Furnished herewith.
†	Indicates a management contract or any compensatory plan, contract or arrangement.
+	Certain portions of this exhibit (indicated by asterisks) have been omitted because they are both not material and are the type that the Registrant treats as private or confidential.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ObsEva SA

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ObsEva SA and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statement of comprehensive loss, consolidated statement of cash flows, and consolidated statement of changes in equity for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 23 to the consolidated financial statements, the Company has incurred recurring losses since inception, negative cash flows, and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 23. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ PricewaterhouseCoopers SA

Geneva, Switzerland

March 10, 2022

We have served as the Company’s auditor since 2013.

Consolidated Balance Sheets

(in USD ’000)		December 31,
	Notes	2021	2020
ASSETS
Current assets
Cash and cash equivalents	4	54,734	31,183
Other receivables	5	3,560	397
Prepaid expenses	6	5,223	5,388
Total current assets		63,517	36,968
Non-current assets
Right-of-use assets	9	625	1,425
Furniture, fixtures and equipment	7	58	151
Intangible assets	8	24,503	26,608
Other long-term assets	10	288	295
Total non-current assets		25,474	28,479
Total assets		88,991	65,447
LIABILITIES AND EQUITY
Current liabilities
Other payables and current liabilities	5	9,038	10,760
Accrued expenses	6	13,783	10,248
Current lease liabilities	9	686	696
Total current liabilities		23,507	21,704
Non-current liabilities
Non-current lease liabilities	9	240	952
Non-current borrowings	12	25,733	25,300
Post-employment obligations	11	6,581	8,218
Other long-term liabilities	10	591	919
Total non-current liabilities		33,145	35,389
Shareholders’ equity
Share capital	13	6,489	4,574
Share premium	13	430,630	356,822
Reserves	13	32,195	26,353
Accumulated losses	13	(436,975)	(379,395)
Total shareholders’ equity		32,339	8,354
Total liabilities and shareholders’ equity		88,991	65,447

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Loss

(in USD ’000, except per share data)
		Year ended December 31,
	Notes	2021	2020	2019
Operating income other than revenue	14	20,113	17	16
OPERATING EXPENSES
Research and development expenses	15	(53,136)	(67,536)	(88,053)
General and administrative expenses	15	(21,491)	(12,182)	(19,058)
Total operating expenses		(74,627)	(79,718)	(107,111)
OPERATING LOSS		(54,514)	(79,701)	(107,095)
Finance income	17	600	648	854
Finance expense	17	(4,251)	(3,879)	(2,482)
NET LOSS BEFORE TAX		(58,165)	(82,932)	(108,723)
Income tax expense	18	(212)	(34)	(67)
NET LOSS FOR THE YEAR		(58,377)	(82,966)	(108,790)
Net loss per share
Basic and diluted	19	(0.78)	(1.67)	(2.49)
OTHER COMPREHENSIVE INCOME / (LOSS)
Items that will not be reclassified to profit and loss
Remeasurements on post-employment benefit plans, net of tax		796	982	(4,694)
TOTAL OTHER COMPREHENSIVE INCOME / (LOSS)		796	982	(4,694)
TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(57,581)	(81,984)	(113,484)

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(in USD ’000)		Year ended December 31,
	Notes	2021	2020	2019
NET LOSS BEFORE TAX FOR THE YEAR		(58,165)	(82,932)	(108,723)
Adjustments for:
Depreciation expense	7 & 9	736	721	737
Post-employment (benefit) / cost		(553)	492	(477)
Share-based compensation expense	20	5,843	6,506	11,884
Income tax paid		-	(52)	(80)
Other operating income	14	(20,095)	-	-
Finance expense, net		3,651	3,231	1,628
Changes in operating assets and liabilities:
Other receivables	5	(3,198)	326	193
Prepaid expenses, deferred costs and other long-term assets		166	(1,029)	1,356
Other payables and current liabilities		(2,223)	2,141	5,499
Accrued expenses and other long-term liabilities		3,534	(170)	(2,628)
NET CASH FLOWS USED IN OPERATING ACTIVITIES		(70,304)	(70,766)	(90,611)
Net proceeds from disposal of intangible assets	8	22,200	-	-
Payments for plant and equipment	7	(14)	(5)	(46)
Acquisition of a license	8	-	-	(5,000)
NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES		22,186	(5)	(5,046)
Proceeds from issuance of shares	13	53,226	37,254	3,206
Proceeds from the exercise of warrants	13	22,117	-	-
Oxford loan repayment	12	(26,986)	-	-
Proceeds from issuance of convertible debt	12	27,354	-	-
Proceeds from issuance of warrants	13	2,646	-	-
Issuance costs related to convertible debt and warrant	13	(2,128)	-	-
Proceeds from exercise of stock-options	13	-	-	193
Share issuance costs	13	(1,959)	-	-
Principal elements of lease payments	9	(682)	(630)	(571)
Interest paid		(2,484)	(2,321)	(818)
NET CASH FLOWS FROM FINANCING ACTIVITIES		71,104	32,249	26,627
Net (decrease) / increase in cash and cash equivalents	3.2	22,986	(38,522)	(69,030)
Cash and cash equivalents at January 1,		31,183	69,370	138,640
Effects of exchange rate changes on cash and cash equivalents		565	335	(240)
Cash and cash equivalents at December 31,	4	54,734	31,183	69,370

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

(in USD ’000)	Notes	Share capital	Share premium	Share- based payments reserve	Foreign currency translation reserve	Total reserves	Accumulated losses	Total
December 31, 2018		3,420	314,565	13,347	(489)	12,858	(183,927)	146,916
Loss for the year		-	-	-	-	-	(108,790)	(108,790)
Other comprehensive loss		-	-	-	-	-	(4,694)	(4,694)
Total comprehensive loss		-	-	-	-	-	(113,484)	(113,484)
Issuance of shares - EIP 2013	13	21	2,696	(2,696)	-	(2,696)	-	21
Issuance of shares - ATM program	13	56	3,498	-	-	-	-	3,554
Share issuance costs		-	(130)	-	-	-	-	(130)
Exercise of stock-options - EIP 2017	20	2	326	(134)	-	(134)	-	194
Share-based remuneration	20	-	-	11,884	-	11,884	-	11,884
December 31, 2019		3,499	320,955	22,401	(489)	21,912	(297,411)	48,955
Loss for the year		-	-	-	-	-	(82,966)	(82,966)
Other comprehensive loss		-	-	-	-	-	982	982
Total comprehensive loss		-	-	-	-	-	(81,984)	(81,984)
Issuance of shares - EIP 2013	13	15	2,065	(2,065)	-	(2,065)	-	15
Issuance of shares - Underwritten offering	13	591	19,408	-	-	-	-	19,999
Issuance of shares - ATM program	13	469	16,437	-	-	-	-	16,906
Share issuance costs		-	(2,043)	-	-	-	-	(2,043)
Share-based remuneration	20	-	-	6,506	-	6,506	-	6,506
December 31, 2020		4,574	356,822	26,842	(489)	26,353	(379,395)	8,354
Loss for the year		-	-	-	-	-	(58,377)	(58,377)
Other comprehensive income		-	-	-	-	-	796	796
Total comprehensive loss		-	-	-	-	-	(57,581)	(57,581)
Issuance of shares - ATM program	13	1,360	52,327	-	-	-	-	53,687
Share issuance costs - ATM program		-	(1,959)	-	-	-	-	(1,959)
Value of the conversion rights - convertible notes		-	22	-	-	-	-	22
Reclassification of Warrants		-	1,856	-	-	-	-	1,856
Exercise of warrants	13	555	21,562	-	-	-	-	22,117
Share-based remuneration	20	-	-	5,843	-	5,843	-	5,843
December 31, 2021		6,489	430,630	32,685	(489)	32,196	(436,976)	32,339

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

The Group is focused on the development and commercialization of novel therapeutics to improve women’s reproductive health and pregnancy. The Group has a portfolio of two mid- to late-stage development in-licensed compounds (linzagolix, and nolasiban) and one out-licensed mid- to late-stage development product (ebopiprant). The Group has no currently marketed products.

These consolidated financial statements are presented in dollars of the United States (USD), rounded to the nearest thousand, except share and per share data, and have been prepared on the basis of the accounting principles described in note 2.

These consolidated financial statements were authorized for issue by the Company’s Board of Directors (the “Board of Directors”) on March 7, 2022.

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

The Company currently consolidates the financial operations of its three fully-owned subsidiaries, ObsEva Ireland Ltd, which is registered in Cork, Ireland and organized under the laws of Ireland, ObsEva USA Inc., which is registered and organized under the laws of Delaware, USA, and ObsEva Europe B.V., which is registered in Rotterdam, The Netherlands, and organized under the laws of The Netherlands. Both ObsEva Ireland Ltd and ObsEva Europe B.V. had no operations and no results of operations to report as of December 31, 2021 and 2020.

2.3 Standards and interpretations published by the IASB

The IASB and the International Financing Reporting Standards Interpretations Committee have recently issued new standards and interpretations to be applied to the Group’s consolidated financial statements. None of these new standards and amendments applied by the Group in 2021 had a material impact on its consolidated financial statements. On January 23, 2020, the IASB issued Classification of Liabilities as Current or Non-Currents (Amendments to IAS 1) providing a more general approach to the classification of liabilities under IAS 1 Presentation of Financial Statements. The amendment could have a material impact on the current vs. non-current classification of outstanding convertible notes and is effective for annual reporting periods beginning on or after 1 January 2023. Other than the aforementioned, there are no new standards and amendments published but not yet effective that are expected to have a material impact on the consolidated financial statements of the Group.

2.4 Significant accounting policies

Cash and cash equivalents

Cash and cash equivalents includes cash on hand, an account control agreement in favor of JGB Management, Inc. (“JGB”) consisting of USD 25 million (Note 12), deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the balance sheet.

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

Leases

On January 1, 2019, the Group adopted IFRS 16 Leases, which replaced IAS 17 Leases and Related Interpretations, applied by the Group until December 31, 2018. The Group leases various office buildings and equipment, which are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable,
•	variable lease payment that are based on an index or a rate, initially measured using the index or rate as of the commencement date,
•	amounts expected to be payable by the Group under residual value guarantees,
•	the exercise price of a purchase option if the Group is reasonably certain to exercise that option,
•	lease payments to be made under reasonably certain extension options, and
•	payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

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

Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method. Borrowings that are due within 12 months after the end of the reporting period are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability until more than 12 months after the reporting period. The company recognizes debt extinguishment in finance income (expense) as the difference between the extinguishment payment and the carrying value of the loan.

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

Research and development

Research expenses are charged to the consolidated statement of comprehensive loss as incurred. Development expenses are capitalized as intangible assets when it is probable that future economic benefits will flow to the Group, and the following criteria are fulfilled:

•	it is technologically feasible to complete the intangible asset so that it will be available for use or sale;
•	management intends to complete the intangible asset and use or sell it;
•	there is an ability to use or sell the intangible asset;
•	the asset will generate probable future economic benefits and demonstrate the existence of a market;
•	adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and
•	the expenditure attributable to the intangible asset during its development can be reliably measured.

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

A share-based, equity-settled, plan was formally set-up by the Group in 2013 (the “2013 EIP”). Participants eligible for awards under the 2013 EIP are executives, directors, employees, agents and consultants. The fair value of the shares granted under the 2013 EIP is determined at each grant date by using either an option pricing method that uses a Black-Scholes model or a hybrid method, as appropriate, both based on a combination of the discounted cash flow method, under the income approach, and the back solve method. The Group has stopped granting equity instruments under the 2013 EIP in 2016, resulting in the 2013 EIP being fully vested as of December 31, 2020.

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

Warrants

Warrants are recognized following IFRS 9 Financial Instruments guidance. Those financial instruments can be recognized as a liability at initial measurement depending on contract terms. When it is determined that the terms requiring liability classification expire, then the classification of the warrants change from liabilities to equity.   There is also a remeasurement of the fair value of the warrants, with the change being recorded through the consolidated statements of comprehensive loss.

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

The Group’s activities are not affected by any significant seasonal effect.

The geographical analysis of non-current assets is as follows:

	As of December 31,
in USD ‘000	2021	2020
Switzerland	25,385	27,936
USA	89	543
Total non-current assets	25,474	28,479

The geographical analysis of operating expenses is as follows:

	Year ended December 31,
in USD ‘000	2021	2020	2019
Switzerland	68,977	77,476	102,492
USA	5,650	2,242	4,619
Total operating expenses	74,627	79,718	107,111

2.5 Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates may not necessarily equal the related actual outcome. The following areas involve a higher degree of judgement or complexity or are areas where assumptions and estimates can have a significant impact on the consolidated financial statements:

•

Post-employment obligations: the actuarial valuation involves making assumptions about discount rates, future salary increases, mortality rates and future pension increases. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty (note 11);

•	Leases: the calculation of right of use assets and lease liabilities involves making assumptions about lessee’s incremental borrowing rate and renewal options, which are subject to judgment (note 9);
•	Share-based compensation: the determination of the fair value of the equity instruments granted involves the use of certain assumptions subject to judgement (note 20);
•	Warrants: the determination of the fair value of the equity instruments issued involves the use of certain assumptions subject to judgement (note 12);
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

The Group bases the estimates on historical experience and on various other assumptions that the Group believes are reasonable, the results of which form the basis for making judgments about the carrying value of assets, liabilities and equity and the amount of expenses. The full extent to which the COVID-19 pandemic will directly or indirectly impact the Group’s business, results of operations and financial condition, including but not limited to expenses, progress of the Group’s clinical trials, research and development costs and employee related amounts, will depend on future developments that are highly uncertain, including the duration and spread of the pandemic, and the actions taken to contain it, such as the impact and effectiveness of current and any future governmental measures implemented in response thereto, or new information that may emerge concerning COVID-19, as well as the extent to which the COVID-19 pandemic has impacted and will continue to impact worldwide macroeconomic conditions, including interest rates, employment rates and health insurance coverage, the speed of the anticipated recovery, and governmental and business reactions to the pandemic. The Group has made estimates of the impact of COVID-19 within these consolidated financial statements. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the consolidated financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate during the period in which the circumstances change.

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

CHF positions	Increase /decrease exchange rate vs USD	Effect on profit before tax (in USD ‘000)	Effect on shareholders’ equity (in USD ‘000)
2021	+5%	(498)	(498)
	-5%	498	498
2020	+5%	(688)	(688)
	-5%	688	688
EUR positions	Increase /decrease exchange rate vs USD	Effect on profit before tax (in USD ‘000)	Effect on shareholders’ equity (in USD ‘000)
2021	+5%	83	83
	-5%	(83)	(83)
2020	+5%	26	26
	-5%	(26)	(26)

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

Interest rate risk

Interest rate risks arise from changes in interest rates that may have a negative impact on the Group’s financial position and results. Fluctuations in interest rates lead to changes in interest expense on floating-rate liabilities and thus affect the financial result. The financial liabilities subject to interest rate risk are exclusively floating-rate debt instruments denominated in USD, carried at amortized cost. The Group does not hold hedging instruments to manage the interest rate risk  As of December 31, 2021, there are no floating-rate debt instruments.

The below table shows sensitivity to changes in market interest rates for the Group’s debt instruments.

	Impact on loss before taxes
in USD ‘000	2021	2020
Interest rates - increase by 100 basis points	-	(14)
Interest rates - decrease by 100 basis points	-	-

3.2 Capital and liquidity management

The Group’s principal source of liquidity is the cash reserves which are obtained through the issuance of new shares and debt instruments. The Group’s policy is to invest these funds in low risk investments including interest bearing deposits. The ability of the Group to maintain adequate cash reserves to sustain its activities is subject to risk as it is highly dependent on the Group’s ability to raise further funds from the sale of new shares.

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern (see Note 23) in order to ensure the financing of successful research and development activities so that future profits can be generated and to maintain sufficient financial resources to mitigate against risks and unforeseen events.

The Group is also subject to capital maintenance requirements under Swiss law. To ensure that statutory capital requirements are met, the Group monitors capital periodically.

A reconciliation of the net debt position is shown in the table below.

(in USD ’000)	Borrowings	Lease liabilities	Total liabilities from financing activities	Cash and cash equivalents	Total
Net debt as of December 31, 2019	(25,104)	(2,159)	(27,263)	69,370	42,107
Cash flows	2,206	722	2,928	(38,522)	(35,594)
Interest expense	(2,589)	(92)	(2,681)	-	(2,681)
Foreign exchange adjustments	-	(119)	(119)	335	216
Net debt as of December 31, 2020	(25,487)	(1,648)	(27,135)	31,183	4,048
Cash flows	2,728	744	3,472	22,986	26,458
Interest expense	(2,974)	(61)	(3,035)	-	(3,035)
Foreign exchange adjustments	-	39	39	565	604
Net debt as of December 31, 2021	(25,733)	(926)	(26,659)	54,734	28,075

In addition, the maturity profile of the Group’s financial liabilities is presented in the table below.

(in USD ’000)	Carrying amount	Total undiscounted cash flows	up to 1 year	1 to 5 years	Maturities more than 5 years
Trade and other payables	(7,716)	(7,716)	(7,716)	-	-
Borrowings	(25,733)	(39,824)	(2,992)	(36,832)	-
Lease liabilities	(926)	(955)	(712)	(243)	-
Total as of December 31, 2021	(34,375)	(48,495)	(11,420)	(37,075)	-

(in USD ’000)	Carrying amount	Total undiscounted cash flows	up to 1 year	1 to 5 years	Maturities more than 5 years
Trade and other payables	(9,450)	(9,450)	(9,450)	-	-
Borrowings	(25,487)	(32,646)	(2,200)	(30,446)	-
Lease liabilities	(1,648)	(1,738)	(758)	(980)	-
Total as of December 31, 2020	(36,585)	(43,834)	(12,408)	(31,426)	-

3.3 Fair value estimation and financial instruments

The carrying value less impairment provision of receivables and payables approximate their fair values due to their short-term nature.

All financial assets and liabilities, respectively, are held at their amortized cost.

The Group’s financial assets consist of cash and cash equivalents (USD 54.7 million) and other receivables (USD 3.6 million) which are classified as financial assets at amortized cost according to IFRS 9. The Group’s financial liabilities consist of debt instruments, other payables and accruals which are classified as liabilities at amortized cost according to IFRS 9.

4. Cash and cash equivalents

	As of December 31,
in USD ‘000	2021	2020
Bank deposits	54,734	31,183
Interest bearing deposits	-	-
Total cash and cash equivalents	54,734	31,183

Split by currency:

	2021	2020
CHF	1%	2%
USD	96%	87%
EUR	1%	11%
GBP	1%	0%

5. Receivables and payables

As of December 31, 2021 and 2020, other receivables consist mainly of reimbursements to be received from third parties, including VAT, insurance premiums and shared-costs of research and development studies, and other payables and other current liabilities include mainly costs of clinical services. All receivables and payables are due from and to third parties and carried at amortized cost. Subsequent to year end, the Group collected USD 2.9 million of other receivables representing a refund from the U.S. Federal Drug Administration.

All payables have a contract maturity within one year.

6. Prepaid and accrued expenses

As of December 31, 2021 and 2020, prepaid expenses mainly consist of advance or milestone payments made as part of our ongoing clinical trials.

As of December 31, 2021 and 2020, accrued expenses consisted of the following:

	As of December 31,
in USD ‘000	2021	2020
Accrued research and development expenses	10,123	7,662
Accrued compensation-related expenses	3,125	2,334
Accrued other expenses	535	252
Total accrued expenses	13,783	10,248

7. Furniture, fixtures and equipment

in USD ‘000	2021	2020
Net book value as of January 1	151	245
Additions	29	10
Depreciation charge	(13)	(104)
Disposals	(109)	-
Net book value as of December 31	58	151
Total cost	430	652
Accumulated depreciation	(372)	(501)

Furniture, fixtures and equipment assets mainly consist of office furniture and leasehold improvements.

8. Intangible assets

in USD ‘000	2021	2020
Net book value as of January 1	26,608	26,608
Additions	-	-
Disposals	(2,105)	-
Amortization charge	-	-
Currency translation effects	-	-
Net book value as of December 31	24,503	26,608
Total cost	24,503	26,608
Accumulated amortization	-	-

As of December 31, 2021, the Group holds a number of licenses to operate several biopharmaceutical product candidates, the value of which is recorded at USD 24.5 million.

In July 2021, the Company entered into an agreement with Organon & Co. (“Organon”) to develop and commercialize ebopiprant. Under the terms of the agreement, Organon gained exclusive worldwide rights to develop, manufacture and commercialize ebopiprant. In consideration for entering into this agreement, the Company is entitled to receive tiered double-digit royalties on commercial sales as well as up to USD 500 million in upfront and milestone payments including USD 25 million that was paid at signing, up to USD 90 million in development and regulatory milestones and up to USD 385 million sales-based milestones. This transaction resulted in the derecognition of the license to develop and commercialize ebopiprant, initially recognized for USD 2.1 million as an intangible asset.

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

In October 2021, the Group amended the exclusive in-license and supply agreement with Kissei such that first commercial sales milestones for the EU and the US will now be extended over a 5-year period. In addition, North American royalty payments were lowered to tiered single digit royalties on net sales plus a supply price for the active pharmaceutical ingredient.

The Group has concluded that the Merck Serono licenses and the Kissei license acquisitions do not qualify as business combinations per IFRS 3, as the Group did not acquire processes that are capable of producing outputs given the in-licensed compounds are very early-stage.

Amortization and impairment

The Group's intangible assets are subject to a multi-phase clinical trials process and the licenses are currently not amortized as no regulatory and marketing approvals were obtained as of December 31, 2021.

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

The Group has also collectively reviewed its licenses for impairment on the basis of the market capitalization for the entire Group as of December 31, 2021 less the value of its tangible assets as well as cash and cash equivalents. This analysis resulted in a headroom exceeding USD 79 million. The valuation is considered to be Level 3 in the fair value hierarchy and further supported the Group’s conclusion that no impairment was identified as of December 31, 2021 and 2020.

9. Leases

The consolidated financial statements show the following amounts relating to leases:

Right-of-use assets

in USD ‘000	2021	2020
Net book value as of January 1	1,425	2,042
Depreciation charge	(500)	(617)
Derecognition of RoU asset	(300)	-
Net book value as of December 31	625	1,425
Total cost	1,876	2,658
Accumulated depreciation	(1,251)	(1,233)

Rights-of-use assets mainly relate to office buildings.

On June 1, 2021, ObsEva USA Inc. signed a sublease agreement to sublease office spaces located at One Financial Center in Boston, Massachusetts. This sublease covers a period from June 1, 2021 until September 30, 2022. This resulted in the derecognition of the right-of-use asset of USD 0.3 million. The initial net investment of this leasing amounted to USD 0.2 million of which USD 0.1 million was received in 2021.

The expense relating to other short-term or low-value leases is not material. For the years ended December 31, 2021 and 2020, the total cash outflows for leases amounted to USD 0.7 million and USD 0.7 million, respectively.

Lease liabilities

	As of December 31,
in USD ‘000	2021	2020
Current	686	696
Non-current	240	952
Total lease liabilities	926	1,648

The lease liabilities have been measured based on the Group’s weighted average incremental borrowing rate of 4.9%. The maturity of the lease liabilities is provided in note 3.2.

10. Other long-term assets and liabilities

The Group’s other long-term assets mainly consist of security rental deposits for the Group’s offices.

The Group’s other long-term liabilities consist of a tax provision which amounts to USD 0.6 million (2020 : USD 0.9 million).

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

The investment risk is borne by the insurer and the reinsurer respectively, and the investment decision is taken by the board of trustees of the collective insurance. In 2021, the conversion rate for retirees changed to 6.2% (2020: 6.5%) which has been considered as a plan amendment.

in USD ‘000	2021	2020
Change in defined benefit obligation
Defined benefit obligation at January 1,	(23,248)	(24,705)
Current service cost	(1,701)	(1,864)
Interest cost	(22)	(46)
Net benefits paid	914	4,643
Currency translation effects	805	(2,208)
Remeasurements:
Impact of plan amendment	864	-
Effect of changes in demographic assumptions	-	510
Effect of changes in financial assumptions	991	(418)
Effect in experience assumptions	(246)	840
Defined benefit obligation at December 31,	(21,643)	(23,248)

in USD ‘000	2021	2020
Change in plan assets
Fair value of plan assets at January 1,	15,030	16,759
Interest income	15	31
Employer contributions	699	703
Employee contributions	699	703
Net benefits paid	(914)	(4,643)
Currency translation effects	(517)	1,427
Remeasurements: return on plan assets (excluding interest income)	51	50
Fair value of plan assets at December 31,	15,063	15,030

	Year ended December 31,
in USD ‘000	2021	2020
Components of defined benefit cost
Current service cost	1,701	1,864
Interest expense on defined benefit obligation	22	46
Interest income on plan assets	(15)	(31)
Employee contributions	(699)	(703)
Impact of plan amendment	(864)	-
Total included in staff costs (note 16)	145	1,176

	Year ended December 31,
in USD ‘000	2021	2020
Remeasurements recognized in other comprehensive loss
Effect of changes in demographic assumptions	-	510
Effect of changes in financial assumptions	991	(418)
Effect in experience assumptions	(246)	840
Return on plan assets (excluding interest income)	51	50
Total remeasurements recognized as other comprehensive loss	796	982
Cumulative amount of remeasurements immediately recognized in other comprehensive loss	(7,041)	(7,837)

	As of December 31,
in USD ‘000	2021	2020
Amounts recognized in the statement of financial position
Defined benefit obligation	(21,643)	(23,248)
Fair value of plan assets	15,063	15,030
Net liability	(6,580)	(8,218)

in USD ‘000	2021	2020
Change in defined benefit liability
Net defined benefit liability at January 1,	(8,218)	(7,946)
Defined benefit cost included in statement of comprehensive loss	(145)	(1,176)
Total remeasurements included in other comprehensive loss	796	982
Employer contributions	699	703
Currency translation effects	288	(781)
Net defined benefit liability at December 31,	(6,580)	(8,218)

The assets are invested by the pension plan, to which many companies contribute, in a diversified portfolio that respects the requirements of the Swiss BVG. Therefore, disaggregation of the pension assets and presentation of plan assets in classes that distinguish the nature and risks of those assets is not possible.

The principal actuarial assumptions used were as follows:

	2021	2020
Discount rate	0.35%	0.10%
Salary increase (including inflation)	1.00%	1.00%
Rate of pension increases	0.25%	0.25%
Post-employment mortality table	LPP 2020 G	LPP 2020 G

Sensitivity analysis illustrates the sensitivity of the Group defined benefit obligation at December 31, 2021 by varying the discount rate and the salary increase rate by plus / minus 50 basis points:

in USD ‘000	Discount rate	Discount rate	Salary increase	Salary increase	Rate of pension increase	Rate of pension increase
Sensitivity analysis	plus 50bps	minus 50bps	plus 50bps	minus 50bps	plus 25bps	minus 25bps
Discount rate	0.85%	(0.15)%	0.35%	0.35%	0.35%	0.35%
Salary increase	1.00%	1.00%	1.50%	0.50%	1.00%	1.00%
Rate of pension increases	0.25%	0.25%	0.25%	0.25%	0.50%	0.00%
Defined benefit obligation	(19,850)	(23,704)	(21,696)	(21,592)	(22,173)	(21,141)

Average duration of the defined benefit obligation					2021	2020
Duration in years					17.8	18.7

The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.

Expected contributions by the employer to be paid to the post-employment benefit plans during the annual period beginning after the end of the reporting period amount to approximately USD 0.7 million.

12. Borrowings

In August 2019, the Company entered into a loan and security agreement, (“the Oxford Credit Facility”) with Oxford Finance LLC for a term loan of up to USD 75.0 million, subject to funding in three tranches. The Company received gross proceeds of USD 25.0 million, net of transaction costs of USD 0.3 million, from the first tranche of the Oxford Credit Facility upon entering into the agreement and intends to use the funds for its various clinical trials programs. The Company could not draw the second tranche of USD 25.0 million due to the failure to meet the primary endpoint of the Phase 3 IMPLANT 4 clinical trial of nolasiban. In April 2020, the Company entered into an amendment to the Oxford Credit Facility, pursuant to which the third tranche of USD 25.0 million may be drawn at any time between April 7, 2020 and August 1, 2024 upon request of the Company and at the lender’s discretion.

In October, 2021, the Company entered into a convertible note financing agreement (the “Securities Purchase Agreement”) with certain funds and accounts managed by JGB, which is structured to provide up to USD 135 million in borrowing capacity, available in nine tranches.  In connection with the first tranche which included a borrowing amount of USD 31.5 million (offer issue discount of USD 1.5 million), the Company received gross proceeds of USD 30.0 million at closing and used the proceeds to repay all amounts outstanding under the Company’s existing Oxford Credit Facility. Upon payoff, the Oxford Credit Facility was terminated and the security interests in the Company’s assets that secured the Oxford Credit Facility were released. At the time of the payoff, the carrying amount of the Oxford Credit Facility was USD 25.6 million and the actual payoff amount was USD27.0 million.  The difference between the carrying amount and the payoff amount was USD 1.4 million and was recorded in finance expense on the Company’s consolidated statement of comprehensive loss for the year ended December 31, 2021. The Company will issue senior secured convertible promissory notes (each, a “Note”) for the debt funded at each tranche. Holders may convert all principal and interest under the Securities Purchase Agreement at any time into the Company’s common shares at an initial conversion price of $3.20 per share (the “Conversion Price”). The Conversion Price is subject to adjustment under certain circumstances in accordance with the terms of the Note Agreement. As of February 28, 2022, the Company is able to potentially receive gross proceeds of USD 16.725 million from the third tranche and USD 13.125 million from each remaining tranche thereafter.

The credit facility is presented in the balance sheet as follows:
in USD ‘000	2021	2020
Borrowings as of January 1,	25,487	25,104
Issuance of JGB convertible note	27,333	-
Transaction costs	(1,954)	-
Oxford Loan payoff	(25,623)	-
Interest expense	2,974	2,589
Interest paid	(2,484)	(2,206)
Borrowings as of December 31,	25,733	25,487
Of which are:
Current	-	187
Non-current	25,733	25,300

The Securities Purchase Agreement is secured by an account control agreement in favor of JGB, and the Company is obligated to maintain a minimum cash amount of USD 25 million in such deposit account, subject to additional incremental increases totaling USD 27.0 million in aggregate depending on the amount of debt outstanding under the Securities Purchase Agreement. Each tranche under the Securities Purchase Agreement will bear interest at a rate of 9.5% per year, payable monthly, and will be issued with an original issue discount of 4.75%. Each tranche under the Securities Purchase Agreement will mature three years from the date of issuance, unless earlier converted or prepaid in accordance with their terms. After payments and deductions for certain transaction costs and offer issue discounts, the effective rate of the Securities Purchase Agreement is 16.2%. At each tranche, the Company will also issue to JGB warrants to purchase common shares of the Company (each, a “Warrant”) in an amount equal to 20% of the funded amount for such tranche. The Warrants will be exercisable at a price of $3.67 per share and will have a four year term from the date of issuance.  See Note 13 for valuation of the Warrants.

The fair value of the first tranche was determined to equal the USD 30 million in cash proceeds received and was allocated by using the fair value of the warrants (USD 2.6 million), the fair value of the liability portion of the convertible feature (USD 27.3 million) and the fair value of the conversion option (USD 22 thousand).  The initial fair value of the liability portion of the Securities Purchase Agreement was determined using a market interest rate for a non-convertible note with attached warrants at the issue date.   The liability is subsequently recognized on an amortized cost basis until extinguished on conversion or maturity of the first tranche. The total proceeds were first attributed to the liability portion of the Securities Purchase Agreement and the warrants.  The remaining proceeds were allocated to the conversion option and recognized in shareholders' equity and not remeasured.

The Securities Purchase Agreement includes affirmative and negative covenants applicable to the Company and its subsidiaries. The affirmative covenants include, among other things, requirements to file certain financial reports with the Securities and Exchange Commission, maintain insurance coverage and satisfy certain requirements regarding deposit accounts. Further, subject to certain exceptions, the Securities Purchase Agreement contains customary negative covenants limiting its ability to, among other things, transfer or sell certain assets, consummate mergers or acquisitions, allow changes in business, incur additional indebtedness, create liens, pay dividends or make other distributions and make investments. As of December 31, 2021, the Company was in compliance with its covenants.

13. Shareholders’ equity

		in USD ‘000
	Number of common shares	Share capital	Share premium	Total
January 1, 2020	44,423,448	3,499	320,955	324,454
Issuance of shares - EIP 2013	168,641	15	2,065	2,080
Issuance of shares - Underwritten offering	6,964,592	591	19,408	19,999
Issuance of shares - ATM program	5,995,897	469	16,437	16,906
Share issuance costs	-	-	(2,043)	(2,043)
December 31, 2020	57,552,578	4,574	356,822	361,396

		in USD ‘000
	Number of common shares	Share capital	Share premium	Total
January 1, 2021	57,552,578	4,574	356,822	361,396
Issuance of shares - ATM program	15,954,450	1,360	52,327	53,687
Share issuance costs	-	-	(81)	(81)
Exercise of warrants	6,448,240	555	21,562	22,117
December 31, 2021	79,955,268	6,489	430,630	437,119

Share capital and share premium

As of December 31, 2021, the total outstanding share capital of USD 6.5 million, fully paid, consists of 79,955,268 common shares, excluding 5,265,203 treasury shares. As of December 31, 2020, the total outstanding share capital of USD 4.6 million, fully paid, consisted of 57,552,578 common shares, excluding 3,608,291 treasury shares. All shares have a nominal value of 1/13 of a Swiss franc, translated into USD using historical rates at the issuance date.

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

During the year ended December 31, 2021, the Company sold a total of 15,933,420 treasury shares at an average price of USD 3.28 per share, as part of its ATM program. These multiple daily transactions generated total gross proceeds of USD 53.7 million. Directly related share issuance costs of USD 2.0 million were recorded as a deduction in equity. During the year ended December 31, 2021, 6,448,240 warrants were exercised at an average price of USD 3.43 per share, resulting in proceeds of USD 22.1 million.

Equity incentive plans

In 2021, the Company issued no common shares (2020: 168,641) under its 2013 EIP (see note 20). All shares issued under the 2013 EIP have a nominal value of 1/13 of a Swiss franc, translated into USD using historical rates at the issuance date.

Authorized share capital

The authorized share capital that is not outstanding is as follows:

	As of December 31,
Number of shares	2021	2020
Authorized share capital	40,610,232	17,611,372

Warrants Issued with Securities Purchase Agreement with JGB

On October 12, 2021, in connection with the first tranche from the Securities Purchase Agreement with JGB, the Company issued 1,634,877 warrants to JGB.  The warrants have an exercise price of $3.67 per share.  The Company determined the fair value of the warrants on October 12, 2021 using the Black Scholes model by using a risk-free interest rate of 0.64%, an expected term of 3 years, and an implied volatility of 98.5%.  The fair value was calculated to be approximately USD 2.6 million on October 12, 2021.  This valuation is considered to be Level 2 in the fair value hierarchy.  The Company allocated the transaction fees associated with the Securities Purchase Agreement based on the debt balance and the fair value of the warrant liability on October 12, 2021.  The allocation of the transaction fees associated with the warrant liability was USD 0.2 million and was recorded as a period cost and included in finance expense on the statements of comprehensive loss.

Because the warrants were not exercisable until its affiliated registration statement was declared effective, the Company had to revalue the warrant liability on the date of the effective date of the registration statement which was November 22, 2021.  The Company revalued the fair value of the warrants on November 22, 2021 using the Black Scholes model by using a risk-free interest rate of 0.95%, an expected term of 3 years, and an implied volatility of 98.2%.  The fair value was calculated to be approximately USD 1.8 million on November 22, 2021.   The resulting difference in fair values between October 12, 2021 and November 22, 2021 of USD 0.8 million is recorded as a period cost and is included in finance income on the statements of comprehensive loss.

14. Revenue and other operating income

The Group currently derives no revenue from sales of its biopharmaceutical product candidates.

In July 2021, the Company entered into an agreement with Organon to develop and commercialize ebopiprant. Under the terms of the agreement, Organon gained exclusive worldwide rights to develop, manufacture and commercialize ebopiprant. In consideration for entering into this agreement, the Company received an upfront payment of USD 25 million. The Company accounted for this upfront payment in accordance with IAS 38 par 113 and as such, the gain on the disposal of the asset net of fees and net of recognition of intangible asset of USD 20.1 million is recorded in operating income other than revenue on the Company’s consolidated statements of comprehensive loss.

15. Operating expenses by nature

	Year ended December 31,
in USD ‘000	2021	2020	2019
External research and development costs	38,287	51,803	70,531
Staff costs (note 16)	18,788	19,643	24,556
Professional fees	12,175	3,994	7,072
Rents	60	22	21
Travel expenses	229	156	1,398
Patent registration costs	887	813	882
Depreciation	736	721	737
Other	3,466	2,566	1,914
Total operating expenses by nature	74,627	79,718	107,111

Due to the difficulty in assessing when research and development projects would generate revenue, the Group expenses all research and development costs on the consolidated statement of comprehensive loss. In 2021, research and development expenses amounted to USD 53.1 million (2020: USD 67.5 million, 2019: USD 88.1 million).

Depreciation expense has been allocated as follows:

	Year ended December 31,
in USD ‘000	2021	2020	2019
Research and development expenses	441	447	429
General and administrative expenses	295	274	308
Total depreciation	736	721	737

16. Staff costs

	Year ended December 31,
in USD ‘000	2021	2020	2019
Wages and salaries	11,110	10,262	10,403
Social charges	1,690	1,699	2,124
Post-employment benefits expense	145	1,176	145
Share-based payments	5,843	6,506	11,884
Total staff costs	18,788	19,643	24,556

The Group employed on average 45.8 full-time equivalents (“FTE”) in 2021, compared to 46.2 FTE in 2020 and 48.5 FTE in 2019, and 48.3 FTE as of December 31, 2021 compared to 42.7 FTE as of December 31, 2020 and 50.1 FTE as of December 31, 2019.

For the year ended December 31, 2019, the post-employment benefits line included a gain of USD 527 thousand relating to the plan amendments enacted during the year. No amendment occurred during the year ended December 31, 2020. For the year ended December 31, 2021, the post-employment benefit line included a gain of USD 864 thousand relating to the plan amendments enacted during the year.

17. Finance income and expense

Our finance income and expense primarily consist of foreign exchange gain and loss as well as interest expense associated with our lease liabilities and debt instruments.

	Year ended December 31,
	2021	2020	2019
	(in thousands)
Foreign exchange gain (loss), net	78	(527)	(442)
Interest expense	(3,156)	(2,704)	(1,186)
Change in fair value of derivative liability	790	-	-
Loss on Oxford debt extinguishment	(1,363)	-	-
Finance result, net	(3,651)	(3,231)	(1,628)

18. Income taxes and deferred taxes

The Group is subject to income taxes in Switzerland, Ireland and the United States.

The Company is subject in Switzerland to a municipal and cantonal income tax rate of 14% (2020 : 14%) and to a federal tax rate of 8.5% (2020: 8.5%) on its profits after tax. It is entitled to carry forward any loss incurred for a period of seven years and can offset such losses carried forward against future taxes. In 2015, the Company was granted by the State Council of the Canton of Geneva an exemption of income and capital tax at municipal and cantonal levels for the period from 2013 until 2022. Because of this exemption, and the fact that the Company has incurred net losses since its inception, no income tax expense at the municipal, cantonal or federal levels was recorded in the Company for the years ended December 31, 2021 and 2020. Additionally, due to the uncertainty as to whether it will be able to use its net loss carryforwards for tax purposes in the future, no deferred taxes have been recognized on the balance sheet of the Company as of December 31, 2021 and December 31, 2020.

The following table details the tax losses carry forwards of the Company and their respective expiring dates.

Expiring tax losses

	As of December 31,
in USD ‘000	2021	2020
2021	-	12,828
2022	17,372	17,993
2023	30,603	31,696
2024	62,631	64,869
2025	72,763	75,364
2026	105,879	109,663
2027	77,340	80,105
2028	55,480	-
Total unrecorded tax losses carry forwards	422,068	392,518

The Company’s Irish subsidiary has no activity, and, therefore, no income tax expense was recorded in such entity for the years ended December 31, 2021 and 2020.

The Company’s U.S. subsidiary, ObsEva USA Inc., is a service organization for the Group and is therefore subject to taxes on the revenues generated from its services to the Group that are charged based upon the U.S. subsidiary’s cost plus arrangement with the Group. The profits of the U.S. subsidiary for the year ended December 31, 2021 and 2020 were subject to a total U.S. income tax rate of 27.3% based on both the U.S. Federal and Massachusetts state tax rates. The income tax for the year ended December 31, 2021 and 2020 was USD 212 thousand and USD 34 thousand, respectively. Additionally, since ObsEva USA Inc. is totally dependent on ObsEva SA for revenue, there is uncertainty as to whether ObsEva USA Inc. will be able to use a deferred tax asset for tax purposes in the future, therefore, no deferred taxes have been recognized on the balance sheet of the Group as of December 31, 2021 and December 31, 2020.

The following elements explain the difference between the income tax expense at the applicable Group tax rate and the effective income tax expense:

	Year ended December 31, 2021
in USD ‘000	ObsEva SA	ObsEva USA	Total Group
Net loss before tax	(56,145)	(2,020)	(58,165)
Statutory tax rate (blended at Group level)	7.8%	27.3%	8.5%
Income tax credit at statutory tax rates	(4,398)	(551)	(4,949)
Tax impact of pension and share-based compensation	(38)	116	78
Temporary differences not recognized as deferred tax assets	128	647	775
Tax on losses not recognized as deferred tax assets	4,308	-	4,308
Effective income tax expense	-	212	212
Effective tax rate	0.0%	-10.5%	-0.4%

	Year ended December 31, 2020
in USD ‘000	ObsEva SA	ObsEva USA	Total Group
Net loss before tax	(82,804)	(128)	(82,932)
Statutory tax rate (blended at Group level)	7.8%	27.3%	7.9%
Income tax credit at statutory tax rates	(6,487)	(35)	(6,522)
Tax impact of permanent differences	595	17	612
Temporary differences not recognized as deferred tax assets	(1)	52	51
Tax on losses not recognized as deferred tax assets	5,893	-	5,893
Effective income tax expense	-	34	34
Effective tax rate	0.0%	(26.7)%	0.0%

19. Loss per share

As of December 31, 2021, 2020 and 2019, the Company has one category of shares, which are common shares, since the Company’s non-voting shares and series A and series B preferred shares were converted into common shares upon the closing of the IPO on January 25, 2017.

The basic loss per share is calculated by dividing the loss of the period attributable to the ordinary shares by the weighted average number of ordinary shares outstanding during the period as follows:

	Year ended December 31,
	2021	2020	2019
Net loss attributable to shareholders (in USD ‘000)	(58,377)	(82,966)	(108,790)
Weighted average number of shares outstanding	75,281,838	49,820,451	43,674,746
Basic and diluted loss per share (in USD)	(0.78)	(1.67)	(2.49)

For the year ended December 31, 2021, 8,937,473 shares issuable upon the exercise of stock-options and 11,477,396 warrants and convertible in relation with the JGB loan which would have an anti-dilutive impact on the calculation of the diluted earnings per share, were excluded from the calculation. For the year ended December 31, 2020, 7,035,388 and 6,964,592 shares issuable upon the exercise of stock-options and warrants, respectively, which would have an anti-dilutive impact on the calculation of the diluted earnings per share, were excluded from the calculation. For the year ended

December 31, 2019, 168,641 non-vested shares and 4,626,385 shares issuable upon the exercise of stock-options, which would have an anti-dilutive impact on the calculation of the diluted earnings per share, were excluded from the calculation.

20. Share-based compensation

The total expenses arising from share-based payment transactions recognized during the period as part of staff costs were as follows:

	Year ended December 31,
in USD ‘000	2021	2020	2019
Employee 2013 EIP	-	220	1,006
Employee 2017 EIP	5,843	6,286	10,878
Total share-based compensation	5,843	6,506	11,884

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

The Group has no present obligation to repurchase or settle the shares in cash.

	2021	2020	2019
Number of shares vested under the 2013 EIP	-	168,641	261,984
Expense arising from the 2013 EIP (in USD ’000)	-	220	1,006

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

Employee equity incentive plan 2017

The Company established in 2017 the 2017 EIP for Beneficiaries of the Group, under which 3,050,340 and 4,543,952 stock-options were granted during the year ended December 31, 2021 and 2020, respectively. The stock-options typically vest under a 3-year or 4-year vesting schedule, have a 10-year expiration term and have an exercise price equivalent to the share price at grant date. Certain grants also include non-market performance vesting conditions, common to all employees, regularly assessed to determine the numbers of awards expected to vest.

Movements in the number of stock-options outstanding under the 2017 EIP were as follows:

	2021		2020
	Average exercise price (USD)	Number of options	Average exercise price (USD)	Number of options
At January 1,	6.49	7,035,388	10.51	4,626,385
Granted	3.29	3,050,340	2.93	4,543,952
Forfeited/Expired	8.42	(1,148,255)	7.62	(2,134,949)
Exercised	-	-	-	-
At December 31,	5.15	8,937,473	6.49	7,035,388

No exercise of options occurred during the year ended December 31, 2021 and December 31, 2020.

The outstanding stock-options have the following range of exercise prices and remaining contractual life:

	As of December 31,
Range of exercise prices	2021	2020
USD 15.00 to USD 17.99	96,500	361,500
USD 12.00 to USD 14.99	925,418	1,050,143
USD 9.00 to USD 11.99	1,211,075	1,331,981
USD 6.00 to USD 8.99	109,583	161,979
USD 3.00 to USD 5.99	3,539,628	1,977,823
USD 1.50 to USD 2.99	3,055,269	2,151,962
Total outstanding options	8,937,473	7,035,388
out of which are exercisable	3,552,593	2,083,159
Weighted-average remaining contractual life (in years)	8.2	8.6

The weighted average fair value of the stock-options granted during the years ended December 31, 2021 and 2020, determined using a Black-Scholes model was USD 2.57 and USD 2.31, respectively. The significant inputs to the model were:

	2021	2020
Weighted average share price at grant date	USD 3.29	USD 2.93
Weighted average exercise price	USD 3.29	USD 2.93
Weighted average 10-year volatility	76%	77%
Dividend yield	0%	0%
Weighted average 10-year risk free rate	1.45%	1.28%

Since the Company has a short track record as a public company, expected volatility has been determined based on the historical trend of an appropriate sample of public companies operating in the biotech and pharmaceutical industry.

21. Commitments and contingencies

Contingencies

As a result of the licenses granted to the Group, the following contingencies are to be noted:

Kissei license

Under the terms of the license and supply agreement, the Group would be obligated to make milestone payments upon the achievement of specified regulatory and commercial milestones with respect to linzagolix. The total of all potential undiscounted future payments that the Group could be required to make under this arrangement ranges between USD 0 and USD 178 million.

Pursuant to the Kissei license and supply agreement, the Group has agreed to exclusively purchase the active pharmaceutical ingredient (“API”) for linzagolix from Kissei. During the development stage, the Group is obligated to pay Kissei a specified supply price. Following the first commercial sale of licensed product, the Group is obligated to pay Kissei a royalty payment in the low twenty percent range as a percentage of net sales, for product sold outside of North America, which includes payment for Kissei’s supply of the active pharmaceutical ingredient, and a tiered single digit royalty of nets sales plus a specified supply price for product sold in North America, in each case until the latest of the date that the valid claim of a patent for the product has expired, the expiration of our regulatory exclusivity period or 15 years from the first commercial sale of such product on a country-by-country and product-by-product basis.

In October 2021, the Group amended the Kissei license and supply agreement such that first commercial sales milestones for the European Union and the United States will now be extended over a 5-year period. In addition, North American royalty payments were lowered to the current tiered single digit royalties on net sales plus a supply price for the API.

Merck Serono licenses

Under the terms of the two license agreements with Merck Serono for ebopiprant and nolasiban, the Group would be obligated to pay Merck Serono a high-single digit and a mid-single digit royalty, respectively, of net sales generated by the Group, its affiliates or sub-licensees of any product containing the in-licensed compounds.

22. Related parties transactions

As of December 31, 2021, the Group’s related parties include key management (Board of Directors and Executive Committee) and members of their immediate families. The following transactions were carried out with related parties:

•	Key management remuneration

The Board of Directors is composed of seven members, whereas the Executive Committee is composed of eight members. The following table sets forth the total remuneration recorded for members of the Board of Directors and Executive Committee:

	Year ended December 31,
in USD ‘000	2021	2020
Short-term employee benefits (including base and variable cash remuneration)	4,301	3,388
Post-employment benefits	42	272
Share-based payments	6,326	4,038
Total	10,669	7,698

•	Other transactions with related parties

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

23. Going concern

The Company has incurred recurring losses since inception, including net losses of USD 58.4 million for the year ended December 31, 2021. As of December 31, 2021, the Company had accumulated losses of USD 467.8 million, of which USD 30.6 million were offset with share premium. The Company expects to continue to generate operating losses for the foreseeable future. As of December 31, 2021, the Company had cash and cash equivalents of USD 54.7 million. These consolidated financial statements have been prepared assuming that the Company will continue as a going concern which contemplates the continuity of operations, realization of assets and the satisfaction of liabilities in the ordinary course of business. In October 2021, the Company entered into the Securities Purchase Agreement with certain funds and accounts managed by JGB Management, Inc. The Securities Purchase Agreement is structured to provide USD 135 million in borrowing capacity, available in nine tranches, with the first tranche funded at the initial closing in October 2021 and the second tranche funded in January 2022 in connection with certain amendments to the Securities Purchase Agreement as described in Note 24. The subsequent tranches under the Securities Purchase Agreement will be available subject to the Company meeting certain conditions, including, among others, that the Company’s volume-weighted average price is not below USD 3.00 per share for five or more trading days during the 30 days prior to a tranche funding date (the “Minimum Stock Price”). The availability of future funding under the Securities Purchase Agreement is dependent on whether the Minimum Stock Price condition will be met at future tranche dates. To date, the Company has funded its operations through equity and debt offerings and through payments from licensors.  The Company believes that its current cash and cash equivalents are only sufficient to fund its operating expenses into the third quarter of 2022 and this raises substantial doubt about the Company’s ability to continue as a going concern. These factors individually and collectively indicate that a material uncertainty exists that may cast significant doubt about the Company’s ability to continue as a going concern within one year from the date of the issuance of these consolidated financial statements. The future viability of the Company is dependent on its ability to raise additional capital to finance its future operations. The Company has an active ATM program and can potentially raise funds through equity or debt offerings.  The sale of additional equity may dilute existing shareholders and newly issued shares may contain senior rights and preferences compared to currently outstanding common shares. Issued debt securities may contain covenants and limit the Company’s ability to pay dividends or make other distributions to shareholders. The Company may receive future milestone payments from licensors but that is dependent on achieving certain regulatory or commercial milestones that may never happen. The Company may seek additional funding through public or private financings, debt financing or collaboration agreements. The inability to obtain funding, as and when needed, would have a negative impact on the Company’s financial condition and ability to pursue its business strategies. If the Company is unable to obtain the required funding to run its operations and to develop and commercialize its product candidates, the Company could be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects, or the Company may be unable to continue operations. Management continues to explore options to obtain additional funding, including through collaborations with third parties related to the future potential development and/or commercialization of its product candidates. However, there is no assurance that the Company will be successful in raising funds, closing a collaboration agreement, obtaining sufficient funding on terms acceptable to the Company, or if at all, which could have a material adverse effect on the Group’s business, results of operations and financial conditions.

24. Events after the reporting period

Capital increases

In January 2022, the Company announced the issuance of 23,400,000  common shares at par value of 1/13 of a Swiss franc per share. The shares were fully subscribed for by a fully-owned subsidiary of the Company, and listed on the SIX Swiss Exchange accordingly. The shares are held as treasury shares, hence the operation did not impact the Company’s outstanding common shares.

ATM proceeds

From January 1, 2022 until February 28, 2022, the Group sold an additional 2,859,253 treasury shares at an average price of USD 1.61 per share, as part of its ATM program. Total gross proceeds amounted to USD 4.6 million.

Amendment to JGB Note Agreement

On January 28, 2022, the Company entered into an amendment agreement (the “Amendment Agreement”) with JGB regarding the second tranche of the Note Agreement.   The Amendment Agreement adjusted the principal balance payable at maturity for the notes to be issued in the second tranche to USD10.5 million (USD 975,000 of original issue discount) and the conversion price for the notes to be issued in the second tranche to a price of $1.66 per common share, and accelerated the issuance of the second tranche to January 28, 2022. In addition, as adjusted pursuant to the Amendment Agreement, the Company issued a warrant to purchase 1,018,716 common shares of the Company at an exercise price of $1.87 per share.  Additionally, JGB waived certain conditions required to be met to fund the second tranche, including that the Company’s volume-weighted average price could not be below USD 3.00 per share for five or more trading days during the 30 days prior to the funding date for the second tranche, in exchange for a payment of USD 1.25 million and the amended terms for the notes and warrants issued in the second tranche. In connection with the Amendment Agreement, the Company received USD 8.275 million from the second tranche, after accounting for expenses and the USD 1.25 million waiver payment to JGB.

Theramex Licensing Agreement

On February 10, 2022, the Company entered into a strategic licensing agreement with Theramex to support the commercialization and market introduction of linzagolix across global markets outside of the U.S., Canada and Asia. Under the terms of the agreement, the Company is entitled to receive royalties of a mid-thirties percentage on commercial sales, which includes the cost of goods sold to Theramex. Furthermore, the agreement contains up to EUR72.75 million in upfront and milestone payments, including EUR5 million obtained upon signing, up to EUR13.75 million in development and commercial milestones and up to EUR54 million in sales-based milestones.

There were no other material events after the balance sheet date.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OBSEVA SA

/s/ Brian O’Callaghan
By:	Brian O’Callaghan
Title:	Chief Executive Officer (Principal Executive Officer)

Date: March 10, 2022